As filed with the Securities and Exchange Commission on October 18, 2021
Registration No. 333-258033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Khosla Ventures Acquisition Co. II
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	86-1776836 (I.R.S. Employer Identification Number)

Attn: General Counsel (SPAC) Khosla Ventures Acquisition Co. II 2128 Sand Hill Road Menlo Park, CA 94025 (650) 376-8500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Khosla Ventures Acquisition Co. II
2128 Sand Hill Road
Menlo Park, CA 94025
(650) 376-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jim Morrone Brian D. Paulson Luke Bergstrom Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 395-8010	Ryan J. Maierson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-7420	Cynthia C. Hess Ethan A. Skerry Ran D. Ben-Tzur Michael S. Pilo Katherine K. Duncan Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE*

Title of each class or series of securities to be registered	Amount to be registered(3)	Proposed maximum offering price per share security	Proposed maximum aggregate offering price	Amount of registration fee
Class A common stock, par value $0.0001 per share (1)(2)	364,714,149	—	—	— (3)
Class B common stock, par value $0.0001 per share (1)(4)	61,538,356	$10.58(5)	$651,075,806.48(5)	$60,354.73
Class B common stock, par value $0.0001 per share (1)(6)	303,175,793	$0.000033(7)	$10,004.80	$0.93
Total			$651,085,811.28	$60,355.66(8)
__________________
(1)Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (“Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)New Nextdoor Class A common stock issuable upon the conversion of New Nextdoor Class B common stock, including upon exercise or settlement of New Nextdoor stock options and restricted stock units (“RSUs”).
(3)Pursuant to Rule 457(i) promulgated under the Securities Act, no separate registration fee is required.
(4)The number of shares of Class B common stock of KVSB being registered represents the sum of (a) the product of (i) 19,553,931 shares of Nextdoor common stock reserved for issuance upon the exercise of equity awards to purchase Nextdoor common stock outstanding as of September 26, 2021 and that may be issued after such date pursuant to the terms of the Merger Agreement described herein, which will convert into options to purchase shares of New Nextdoor Class B common stock in accordance with the terms of the Merger Agreement described herein and (ii) an exchange ratio of 3.1047 shares of KVSB Class B common stock for each share of Nextdoor common stock, (b) the product of (i) 209,130 shares of Nextdoor common stock reserved for issuance upon the settlement of Nextdoor RSUs outstanding as of September 26, 2021 and that may be issued after such date pursuant to the terms of the Merger Agreement described herein, which will convert into New Nextdoor RSUs, each of which will represent the right to receive one share of New Nextdoor Class B common stock upon the satisfaction of vesting conditions in accordance with the terms of the Merger Agreement described herein and (ii) an exchange ratio of 3.1047 shares of KVSB Class B common stock for each share of Nextdoor common stock, and (c) 58,135 shares of Nextdoor common stock reserved for issuance pursuant to the Pixel Labs Merger Agreement (as defined herein), which will convert into 180,492 shares of New Nextdoor Class B common stock
(5)Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A common stock of KVSB on the Nasdaq on July 13, 2021 ($10.58 per share) (such date being within five business days of the date that this registration statement was first filed with the SEC). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.
(6)The number of shares of Class B common stock of KVSB being registered represents 303,175,793 shares of KVSB Class B common stock to be issued in connection with the Merger described herein.
(7)Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act. Nextdoor is a private company, no market exists for its securities and it has an accumulated deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the Nextdoor securities expected to be exchanged in the Merger.
(8)Registration fee has previously been paid.
*All securities being registered will be issued by the continuing entity, which will be renamed “Nextdoor Holdings, Inc.” following the Effective Time. As used herein, “New Nextdoor” refers to KVSB after giving effect to the Business Combination.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED OCTOBER 18, 2021
PROXY STATEMENT FOR
SPECIAL MEETING OF
KHOSLA VENTURES ACQUISITION CO. II
(A DELAWARE CORPORATION) PROSPECTUS FOR
364,714,149 SHARES OF CLASS A COMMON STOCK AND 364,714,149 SHARES OF
CLASS B COMMON STOCK OF KHOSLA VENTURES ACQUISITION CO. II
(WHICH WILL BE RENAMED “NEXTDOOR HOLDINGS, INC.”
IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN)
On July 6, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Lorelei Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of KVSB (“Merger Sub”) and Nextdoor, Inc., a Delaware corporation (“Nextdoor”). The transactions contemplated by the Merger Agreement are referred to herein as the “Transactions.” As used in this proxy statement/prospectus, “New Nextdoor” refers to KVSB (which, following the Effective Time, will change its name to “Nextdoor Holdings, Inc.”) after giving effect to the Business Combination.
Upon the closing of the Transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Nextdoor, the separate corporate existence of Merger Sub will cease and Nextdoor will be the surviving corporation and a wholly owned subsidiary of KVSB (the “Merger”). On the Closing Date at the Effective Time, (i) all outstanding shares of capital stock and share issuance commitments of Nextdoor will be canceled in exchange for the right to receive, in the aggregate, 303,175,793 shares of New Nextdoor Class B common stock, par value $0.0001 per share (“New Nextdoor Class B common stock”), (ii) all outstanding equity awards of Nextdoor will be converted into equity awards of New Nextdoor Class B common stock pursuant to which up to 61,357,864 shares of New Nextdoor Class B common stock may be issuable, (iii) 58,135 shares of Nextdoor common stock reserved for issuance pursuant to the Pixel Labs Merger Agreement (as defined below), will be reserved for issuance as 180,492 shares of New Nextdoor Class B common stock, (iv) all outstanding shares of existing KVSB Class B common stock, par value $0.0001 per share (“KVSB Class B common stock”), will be converted into an aggregate of 7,347,249 shares of KVSB Class A common stock, par value $0.0001 per share (“KVSB Class A common stock”) (which shares, following the effectiveness of the Proposed Charter (as defined below), shall be shares of New Nextdoor Class A common stock, par value $0.0001 per share (“New Nextdoor Class A common stock”)) and (v) all outstanding shares of KVSB Class K common stock, par value $0.0001 per share (“KVSB Class K common stock”), will be converted into 3,061,354 shares of New Nextdoor Class A common stock. Upon the Closing Date, KVSB will be renamed “Nextdoor Holdings, Inc.”
Following the Transactions, New Nextdoor will have two series of authorized common stock: New Nextdoor Class A common stock and New Nextdoor Class B common stock. The rights of the holders of New Nextdoor Class A common stock and New Nextdoor Class B common stock will be identical, except with respect to voting and conversion rights. Each share of New Nextdoor Class A common stock will be entitled to one vote. Each share of New Nextdoor Class B common stock will be entitled to 10 votes and will be convertible into one share of New Nextdoor Class A common stock. Immediately following the Transactions, former equityholders of Nextdoor will hold New Nextdoor Class B common stock, and will hold approximately 98.2% of the combined voting power of the outstanding capital stock of New Nextdoor assuming the maximum redemption of 24,832,599 public shares of KVSB’s Class A common stock in connection with the Transactions at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of June 30, 2021 and to still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million after giving effect to the proceeds from the PIPE Investment, the payment of the estimated transaction costs, and the proceeds from the Sponsor Forward Purchase Agreement (not including shares of New Nextdoor Class B common stock issuable upon outstanding equity awards).
KVSB has also entered into subscription agreements with certain investors, pursuant to, and on the terms and conditions of which, certain investors have agreed to purchase at the closing of the Transactions an aggregate of 27,000,000 shares of New Nextdoor Class A common stock for a price of $10.00 per share for an aggregate purchase price of $270,000,000. In addition, in connection with the closing of KVSB’s initial public offering, KVSB entered into a forward purchase agreement pursuant to which the Sponsor agreed to purchase, upon the closing of the Transactions if necessary to meet the Minimum Cash Condition (as defined below), up to an aggregate of 1,000,000 shares of New Nextdoor Class A common stock for an aggregate purchase price of $10,000,000, or $10.00 per share, of New Nextdoor Class A common stock.
KVSB’s Class A common stock is currently listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “KVSB.” KVSB intends to apply for listing, effective at the time of the Closing, of New Nextdoor Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “KIND.”
This proxy statement/prospectus provides the stockholders of KVSB with detailed information about the proposed business combination and other matters to be considered at the special meeting of KVSB. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 34 of this proxy statement/prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated                , 2021,
and is first being mailed to KVSB’s stockholders on or about                , 2021.

KHOSLA VENTURES ACQUISITION CO. II
A Delaware Corporation
2128 Sand Hill Road
Menlo Park, California 94025
Dear Khosla Ventures Acquisition Co. II Stockholders:
On behalf of the Khosla Ventures Acquisition Co. II board of directors (the “KVSB Board”), we cordially invite you to a special meeting (the “special meeting”) of stockholders of Khosla Ventures Acquisition Co. II, a Delaware corporation (“KVSB”, “we” or “our” and, following the Closing, as described below, “New Nextdoor”), to be held via live webcast at 11:00 A.M. Eastern Time, on November 2, 2021. The special meeting can be accessed by visiting www.virtualshareholdermeeting.com/KVSB2021SM, where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.
On July 6, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Lorelei Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of KVSB (“Merger Sub”) and Nextdoor, Inc., a Delaware corporation (“Nextdoor”). The transactions contemplated by the Merger Agreement are referred to herein as the “Transactions” A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A.
Upon the closing of the Transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Nextdoor, the separate corporate existence of Merger Sub will cease and Nextdoor will be the surviving corporation and a wholly owned subsidiary of KVSB (the “Merger”). On the Closing Date at the Effective Time, (i) all outstanding shares of capital stock and share issuance commitments of Nextdoor will be canceled in exchange for the right to receive, in the aggregate, 303,175,793 shares of New Nextdoor Class B common stock, par value $0.0001 per share (“New Nextdoor Class B common stock”), (ii) all outstanding equity awards of Nextdoor will be converted into equity awards of KVSB pursuant to which up to 61,357,864 shares of New Nextdoor Class B common stock may be issuable, (iii) 58,135 shares of Nextdoor common stock reserved for issuance pursuant to the Pixel Labs Merger Agreement, will be reserved for issuance as 180,492 shares of New Nextdoor Class B common stock, (iv) all outstanding shares of existing KVSB Class B common stock, par value $0.0001 per share (“KVSB Class B common stock”), will be converted into an aggregate of 7,347,249 shares of KVSB Class A common stock, par value $0.0001 per share (“KVSB Class A common stock”) (which shares, following the effectiveness of the Proposed Charter (as defined below), shall be shares of New Nextdoor Class A common stock, par value $0.0001 per share (“New Nextdoor Class A common stock”)) and (v) all outstanding shares of KVSB Class K common stock, par value $0.0001 per share (“KVSB Class K common stock”), will be converted into 3,061,354 shares of New Nextdoor Class A common stock. Upon the Closing Date, KVSB will be renamed “Nextdoor Holdings, Inc.”
KVSB has also entered into subscription agreements with certain investors, pursuant to, and on the terms and conditions of which, certain investors have agreed to purchase at the closing of the Transactions an aggregate of 27,000,000 shares of New Nextdoor Class A common stock for a price of $10.00 per share for an aggregate purchase price of $270,000,000. In addition, in connection with the closing of KVSB’s initial public offering, KVSB entered into a forward purchase agreement pursuant to which the Sponsor agreed to purchase, upon the closing of the Transactions if necessary to meet the Minimum Cash Condition (as defined below), up to an aggregate of 1,000,000 shares of New Nextdoor Class A common stock for an aggregate purchase price of $10,000,000, or $10.00 per share, of New Nextdoor Class A common stock.
At the special meeting, KVSB stockholders will be asked to consider and vote upon:
•Proposal No. 1 — The BCA Proposal — to consider and vote upon a proposal to approve the business combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, which, among other things, provides for the merger of Merger Sub with and into Nextdoor, with Nextdoor surviving the merger as a wholly owned subsidiary of New Nextdoor, in accordance with the terms and subject to the conditions of the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus (the “BCA Proposal”);

•Proposal No. 2 — The Charter Proposal — to consider and vote upon a proposal to approve and adopt the amended and restated certificate of incorporation of KVSB (the “Proposed Charter”) in the form attached hereto as Annex C (the “Charter Proposal”);
•Proposal No. 3— The Advisory Charter Amendment Proposals — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements (the “Advisory Charter Amendment Proposals”);
•Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Stock Exchange Listing Rule 5635, the issuance of (a) an aggregate of 27,000,000 shares of New Nextdoor common stock to the PIPE Investors, including the Sponsor Related PIPE Investor and the Nextdoor PIPE Investors, pursuant to the PIPE Investment, (b) 364,714,149 shares of New Nextdoor Class B common stock (including those shares that underlie equity awards) issued or issuable in connection with the Business Combination, and 364,714,149 shares of New Nextdoor Class A common stock issuable upon conversion of such shares and (c) up to an aggregate of 1,000,000 shares of New Nextdoor Class A common stock to the Sponsor (or its assigns) under the Forward Purchase Agreement (the “Stock Issuance Proposal”);
•Proposal No. 5 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve the New Nextdoor Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex H (the “Equity Incentive Plan Proposal”);
•Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve the New Nextdoor Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex I (the “ESPP Proposal”); and
•Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the special meeting (the “Adjournment Proposal”).
Each of the BCA Proposal, the Charter Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal (each a “Condition Precedent Proposal” and collectively, the “Condition Precedent Proposals”) is cross-conditioned on the approval of each other. Each of the Advisory Charter Amendment Proposals and the Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
Each of these proposals is more fully described in the attached proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of KVSB common stock at the close of business on October 6, 2021, are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements thereof.
After careful consideration, the KVSB Board has determined that the BCA Proposal, the Charter Proposal, the Advisory Charter Amendment Proposals, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, if presented, are advisable, fair to and in the best interests of KVSB and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the BCA Proposal, “FOR” the Charter Proposal, “FOR” the Advisory Charter Amendment Proposals, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the KVSB Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the business combination that are different from, or in addition to, the interests of KVSB stockholders generally. See the section entitled “BCA Proposal—Interests of KVSB’s Directors and Executive Officers in the Business Combination” for additional information. The KVSB Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to the KVSB stockholders that they vote in favor of the proposals presented at the special meeting.

Consummation of the Transactions is conditioned on the approval of each of the Condition Precedent Proposals. If any of the Condition Precedent Proposals are not approved, we may not consummate the Transactions.
In connection with the Merger Agreement, Khosla Ventures SPAC Sponsor II LLC, a Delaware limited liability company and a stockholder of KVSB (the “Sponsor”), and each member, director and officer of KVSB and the Sponsor, as applicable, have agreed to, among other things, (i) vote their shares of KVSB common stock in favor of the BCA Proposal and the other proposals included in the accompanying proxy statement/prospectus, (ii) waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of KVSB common stock held by them, and (iii) agree that (A) all outstanding shares of existing KVSB Class B common stock will be converted into an aggregate of 7,347,249 shares of New Nextdoor Class A common stock, and to waive any anti-dilution or other adjustments that would provide for any different conversion ratio and (B) all outstanding shares of existing KVSB Class K common stock will be converted into an aggregate of 3,061,354 shares of New Nextdoor Class A common stock, and to waive any anti-dilution or other adjustments that would provide for any different conversion ratio, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated July 6, 2021, a copy of which is attached to the accompanying proxy statement/prospectus as Annex J (the “Sponsor Support Agreement”).
All KVSB stockholders are cordially invited to attend the special meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof). To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote, obtain a proxy from your broker or bank.
KVSB’s Class A common stock is listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “KVSB.” KVSB intends to apply for listing, effective at the time of the Closing, of New Nextdoor Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “KIND.”
Pursuant to KVSB’s current certificate of incorporation, KVSB’s public stockholders may demand that KVSB redeem their public shares for cash if the business combination is consummated. Public stockholders will be entitled to receive cash for their shares of KVSB Class A common stock without voting and, if they do vote, irrespective of whether they vote for or against the BCA Proposal. If the business combination is not completed, these shares of KVSB’s Class A common stock will not be redeemed. If a public stockholder properly demands redemption, KVSB will redeem each share of KVSB’s Class A common stock for a pro rata portion of the trust account holding the proceeds from KVSB’s initial public offering, calculated as of two business days prior to the Closing.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
This proxy statement/prospectus provides stockholders of KVSB with detailed information about the proposed Merger and other matters to be considered at the special meeting of stockholders and special meeting of KVSB. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 34 of this proxy statement/prospectus.
On behalf of KVSB’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,
/s/ Samir Kaul
Samir Kaul
Chairman and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated                    , 2021 and is first being mailed to stockholders on or about                    , 2021.
KHOSLA VENTURES ACQUISITION CO. II
A Delaware Corporation
2128 Sand Hill Road
Menlo Park, California 94025
NOTICE OF SPECIAL MEETING
TO BE HELD ON NOVEMBER 2, 2021
TO THE STOCKHOLDERS OF KHOSLA VENTURES ACQUISITION CO. II:
NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Khosla Ventures Acquisition Co. II, a Delaware corporation (“KVSB”, “we” or “our”), will be held via live webcast at 11:00 A.M Eastern Time, on November 2, 2021. The special meeting can be accessed by visiting www.virtualshareholdermeeting.com/KVSB2021SM, where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.
On behalf of KVSB’s board of directors (the “KVSB Board”), you are cordially invited to attend the special meeting, to conduct the following business items:
•Proposal No. 1 — The BCA Proposal — to consider and vote upon a proposal to approve the business combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, which, among other things, provides for the merger of Merger Sub with and into Nextdoor, with Nextdoor surviving the merger as a wholly owned subsidiary of New Nextdoor, in accordance with the terms and subject to the conditions of the Merger Agreement (the “Business Combination” or the “Merger”) and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus (the “BCA Proposal”);
•Proposal No. 2 — The Charter Proposal — to consider and vote upon a proposal to approve and adopt the amended and restated certificate of incorporation of KVSB (the “Proposed Charter”) in the form attached hereto as Annex C (the “Charter Proposal”);
•Proposal No. 3 — The Advisory Charter Amendment Proposals — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements (the “Advisory Charter Amendment Proposals”);
•Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of (a) an aggregate of 27,000,000 shares of New Nextdoor Class A common stock to the PIPE Investors, including the Sponsor Related PIPE Investor and the Nextdoor PIPE Investors, pursuant to the PIPE Investment, (b) 364,714,149 shares of New Nextdoor Class B common stock (including those shares that underlie equity awards) issued or issuable in connection with the Business Combination, and 364,714,149 shares of New Nextdoor Class A common stock issuable upon conversion of such shares and (c) up to an aggregate of 1,000,000 shares of New Nextdoor Class A common stock to Khosla Ventures SPAC Sponsor II LLC (the

“Sponsor”) or its assigns under the forward purchase agreement entered into by KVSB and the Sponsor on March 23, 2021 (the “Stock Issuance Proposal”);
•Proposal No. 5 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve the New Nextdoor Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex H (the “Equity Incentive Plan Proposal”);
•Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve the New Nextdoor Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex I (the “ESPP Proposal”); and
•Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the special meeting (the “Adjournment Proposal”).
Each of the BCA Proposal, the Charter Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal (each a “Condition Precedent Proposal” and collectively, the “Condition Precedent Proposals”) is cross-conditioned on the approval of each other. Each of the Advisory Charter Amendment Proposals and the Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of KVSB common stock at the close of business on October 6, 2021 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements thereof.
After careful consideration, the KVSB Board has determined that the BCA Proposal, the Charter Proposal, the Advisory Charter Amendment Proposals, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are fair to and in the best interests of KVSB and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the BCA Proposal, “FOR” the Charter Proposal, “FOR” the Advisory Charter Amendment Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Stock Issuance Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the KVSB Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of KVSB stockholders generally. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for additional information. The KVSB Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to the KVSB stockholders that they vote in favor of the proposals presented at the special meeting.
Consummation of the Transactions is conditioned on the approval of each of the Condition Precedent Proposals. If any of the Condition Precedent Proposals are not approved, we may not consummate the Transactions.
In connection with the Merger Agreement, Khosla Ventures SPAC Sponsor II LLC, a Delaware limited liability company and a stockholder of KVSB (the “Sponsor”), and each member, director and officer of KVSB and the Sponsor, as applicable, have agreed to, among other things, (i) vote their shares of KVSB common stock in favor of the BCA Proposal and the other proposals included in the accompanying proxy statement/prospectus, (ii) waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of KVSB common stock held by them, and (iii) agree that (A) all outstanding shares of existing KVSB Class B common stock will be converted into an aggregate of 7,347,249 shares of New Nextdoor Class A common stock, and to waive any anti-dilution or other adjustments that would provide for any different conversion ratio and (B) all outstanding shares of existing KVSB Class K common stock will be converted into an aggregate of 3,061,354 shares of New Nextdoor Class A common stock, and to waive any anti-dilution or other adjustments that would provide for any different conversion ratio, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated July 6, 2021, a copy of which is attached to the accompanying proxy statement/prospectus as Annex J (the “Sponsor Support Agreement”).

To raise additional proceeds to fund the Transactions, KVSB entered into subscription agreements (containing commitments to funding that are subject only to conditions that are generally aligned with the conditions set forth in the Merger Agreement), pursuant to which certain investors have agreed to purchase an aggregate of 27,000,000 shares of New Nextdoor Class A common stock, which we refer to as the “PIPE Investment,” for a price of $10.00 per share for an aggregate commitment of $270,000,000. In addition, in connection with the closing of KVSB’s initial public offering, KVSB entered into a forward purchase agreement pursuant to which the Sponsor (and its transfers and assigns, if any), agreed to purchase, upon the closing of KVSB’s initial business combination if necessary to meet the Minimum Cash Condition, an aggregate of up to 1,000,000 shares of New Nextdoor Class A common stock for an aggregate purchase price of $10,000,000, or $10.00 per share, of New Nextdoor Class A common stock.
Pursuant to KVSB’s current certificate of incorporation, its public stockholders may demand that KVSB redeem their shares of KVSB Class A common stock for cash if the Business Combination is consummated. Public stockholders will be entitled to receive cash for their shares of KVSB Class A common stock without voting and, if they do vote, irrespective of whether they vote for or against the BCA Proposal. If the Business Combination is not completed, these shares of KVSB Class A common stock will not be redeemed. If a public stockholder properly demands redemption, KVSB will redeem each share of KVSB Class A common stock for a pro rata portion of the trust account holding the proceeds from KVSB’s initial public offering, calculated as of two business days prior to the Closing.
All KVSB stockholders are cordially invited to attend the special meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof). To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote, obtain a proxy from your broker or bank.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Samir Kaul

Chairman
               , 2021
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND DELIVER YOUR SHARES TO KVSB’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY DELIVER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IN ADDITION, YOU MUST IDENTIFY YOURSELF IN WRITING AS A BENEFICIAL HOLDER OF THE SHARES YOU ARE

SEEKING TO REDEEM, AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS TO THE TRANSFER AGENT. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

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REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning KVSB, without charge, by written request to Secretary at Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, California 94025, or by telephone request at (650) 376-8500; or D.F. King & Co., Inc. (“D.F. King”), KVSB’s proxy solicitor, by calling (800) 949-2583 or banks and brokers can call collect at (212) 269-5550, or by emailing KVSB@dfking.com, or from the SEC through the SEC website at the address provided above.
In order for KVSB’s stockholders to receive timely delivery of the documents in advance of the special meeting of KVSB to be held on November 2, 2021, you must request the information no later than October 26, 2021, five business days prior to the date of the special meeting.

TRADEMARKS
This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. KVSB does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS
Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:
•“Aggregate Fully Diluted Nextdoor Shares” are to the fully diluted shares of Nextdoor common stock issued and outstanding immediately prior to the Closing, adjusted as follows: (i) all Nextdoor preferred stock will be converted into Nextdoor common stock, (ii) the number of shares of Nextdoor common stock issuable upon exercise of Nextdoor Awards will be determined on the basis of the treasury share method, (iii) the number will include certain shares of Nextdoor common stock that are reserved for issuance pursuant to an acquisition agreement entered into by Nextdoor and which, as of the date hereof, represent approximately 58,135 shares of Nextdoor common stock and (vi) subject to limited exceptions, no shares of Nextdoor common stock issuable on the exercise of Nextdoor equity awards granted after the date of the Merger Agreement will be included in the Aggregate Fully Diluted Nextdoor Shares;
•“Agreement End Date” are to May 6, 2022;
•“Available Cash” are to the amount as calculated by adding the Trust Amount, the PIPE Investment Amount and the Forward Purchase Amount (if any), after payment of transaction expenses relating to the Business Combination;
•“Business Combination” or “business combination” or “Transactions” are to the Merger and the other transactions contemplated by the Merger Agreement and related agreements;
•“Closing” are to the closing of the Business Combination;
•“Company,” “we,” “us” and “our” are to KVSB prior to the Business Combination and to New Nextdoor after the Business Combination, including after its change of name to Nextdoor Holdings, Inc.;
•“Condition Precedent Approvals” are to approval at the special meeting of the Condition Precedent Proposals;
•“Condition Precedent Proposals” are to the BCA Proposal, the Charter Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal, collectively;
•“Continental” are to Continental Stock Transfer & Trust Company;
•“DGCL” are to the General Corporation Law of the State of Delaware;
•“ESPP” are to the New Nextdoor Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex I;
•“Equity Incentive Plan” are to the New Nextdoor Equity Incentive Plan attached to this proxy statement/prospectus as Annex H;
•“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•“Exchange Ratio” are to the quotient obtained by dividing (i) 350,000,000 by (ii) the Aggregate Fully Diluted Nextdoor Shares;
•“Existing Charter” are to the Amended and Restated Certificate of Incorporation of KVSB;
•“Existing Organizational Documents” are to KVSB’s Amended and Restated Certificate of Incorporation and Bylaws, as amended from time to time;
•“Forward Purchase Agreement” are to the Forward Purchase Agreement entered into as of March 23, 2021, between KVSB and the Sponsor, as further amended, restated, modified or supplemented from time to time;
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•“Forward Purchase Amount” are to the aggregate amount of cash that has been funded to and remains with KVSB pursuant to the Forward Purchase Agreement;
•“forward-purchase shares” are to shares of New Nextdoor Class A common stock to be issued to the Khosla Entities pursuant to the Forward Purchase Agreement;
•“founder shares” are to the KVSB Class B common stock and KVSB Class K common stock acquired by the Sponsor in a private placement prior to the initial public offering, and the KVSB Class A common stock that will be issued upon the conversion thereof;
•“GAAP” are to accounting principles generally accepted in the United States of America;
•“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
•“initial public offering” are to KVSB’s initial public offering that was consummated on March 26, 2021;
•“IPO registration statement” are to the Registration Statement on Form S-1 (333-253098) filed by KVSB in connection with its initial public offering, which became effective on March 23, 2021;
•“IRS” are to the U.S. Internal Revenue Service;
•“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;
•“Khosla Entities” are to the Sponsor and any successors or assigns of the Sponsor, if any, under the Forward Purchase Agreement;
•“KVSB” are to Khosla Ventures Acquisition Co. II prior to the Business Combination;
•“KVSB Class A common stock” are to KVSB’s Class A common stock, par value $0.0001 per share;
•“KVSB Class B common stock” are to KVSB’s Class B common stock, par value $0.0001 per share;
•“KVSB Class K common stock” are to KVSB’s Class K common stock, par value $0.0001 per share;
•“KVSB common stock” are to (i) the shares of KVSB Class A common stock, KVSB Class B common stock and KVSB Class K common stock prior to the Closing and (ii) shares of KVSB Class A common stock, par value $0.0001 per share, and KVSB Class B common stock, par value $0.0001 per share, after the Closing (the shares in clause (ii) are also referred to herein as “New Nextdoor Class A common stock,” “New Nextdoor Class B common stock” and collectively as “New Nextdoor common stock”);
•“Liquidation Date” are to March 26, 2023 (or June 26, 2023, if KVSB has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination on or before March 26, 2023);
•“Merger” are to the merger of Merger Sub with and into Nextdoor, with Nextdoor surviving the merger as a wholly owned subsidiary of New Nextdoor;
•“Minimum Cash Condition” are to the Available Cash being equal to or greater than $400.0 million;
•“Nasdaq” are to the Nasdaq Global Select Market or the Nasdaq Capital Market, as applicable;
•“Neighbors” are to users of the Nextdoor platform, including individuals and organizations (such as businesses and public agencies, including paying customers such as advertisers);
•“New Nextdoor” are to KVSB after the Business Combination, which is expected to be renamed “Nextdoor Holdings, Inc.” upon the consummation of the Business Combination;

•“New Nextdoor common stock” are to shares of New Nextdoor Class A common stock and New Nextdoor Class B common stock;
•“New Nextdoor Class A common stock” are to shares after the Business Combination of New Nextdoor Class A common stock, par value $0.0001 per share;
•“New Nextdoor Class B common stock” are to shares after the Business Combination of New Nextdoor Class B common stock, par value $0.0001 per share;
•“New Nextdoor Options” are to options to purchase shares of New Nextdoor Class B common stock;
•“New Nextdoor Restricted Stock Awards” are to restricted shares of New Nextdoor Class B common stock;
•“New Nextdoor RSUs” are to restricted stock units settleable for shares of New Nextdoor Class B common stock;
•“Nextdoor” are to Nextdoor, Inc., a Delaware corporation, prior to the Business Combination;
•“Nextdoor Awards” are to Nextdoor Options, Nextdoor RSUs and Nextdoor Restricted Stock Awards;
•“Nextdoor common stock” are to shares prior to the Business Combination of Nextdoor common stock, par value $0.0001 per share;
•“Nextdoor Options” are to options to purchase shares of Nextdoor common stock;
•“Nextdoor PIPE Investor” are to a PIPE Investor that holds shares of Nextdoor capital stock or securities exercisable for or convertible into Nextdoor capital stock in its own name as of the date of the Merger Agreement and not a Sponsor Related PIPE Investor;
•“Nextdoor Restricted Stock Awards” are to restricted shares of Nextdoor common stock;
•“Nextdoor RSUs” are to restricted stock units settleable for shares of Nextdoor common stock;
•“Nextdoor Stockholders” are to the stockholders of Nextdoor and holders of Nextdoor Awards prior to the Business Combination;
•“NYSE” are to the New York Stock Exchange;
•“Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;
•“PIPE Investment” are to the purchase of shares of New Nextdoor common stock pursuant to the Subscription Agreements;
•“PIPE Investment Amount” are to the aggregate gross purchase price received by KVSB prior to or substantially concurrently with Closing for the shares in the PIPE Investment;
•“PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements;
•“Pixel Labs Merger Agreement” are to that certain Agreement and Plan of Reorganization, dated August 22, 2019, entered into by and among Nextdoor, Gutenberg Merger Sub I, Inc., Gutenberg Merger Sub II, LLC, Pixel Labs, Inc. and Fortis Advisors LLC;
•“private placement shares” are to the KVSB Class A common stock issued to the Sponsor in a private placement shares that was consummated concurrently with the KVSB initial public offering and that remain outstanding as of the date of this proxy statement/prospectus;

•“pro forma” are to giving pro forma effect to the Business Combination;
•“Proposed Charter” are to the amended and restated certificate of incorporation of KVSB in the form attached hereto as Annex C;
•“Proposed Organizational Documents” are to the Proposed Charter and the Proposed Bylaws;
•“public stockholders” are to holders of public shares, whether acquired in KVSB’s initial public offering or acquired in the secondary market;
•“public shares” are to the shares of KVSB Class A common stock that were offered and sold by KVSB in its initial public offering and registered pursuant to the IPO registration statement;
•“redemption” are to each redemption of public shares for cash pursuant to the Existing Organizational Documents and the Proposed Organizational Documents;
•“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement to be entered into at Closing, by and among New Nextdoor, the Sponsor and certain other former stockholders of Nextdoor;
•“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
•“SEC” are to the United States Securities and Exchange Commission;
•“Securities Act” are to the Securities Act of 1933, as amended;
•“Sponsor” are to Khosla Ventures SPAC Sponsor II LLC, a Delaware limited liability company;
•“Sponsor Related PIPE Investors” are to a PIPE Investor that is an affiliate of the Sponsor (together with their permitted transferees);
•“Sponsor Support Agreement” are to that certain Support Agreement, dated July 6, 2021, by and among the Sponsor, KVSB, each officer and director of KVSB and Nextdoor, as amended and modified from time to time;
•“Stock Exchange” are to Nasdaq or, in the event of transfer of listing pursuant to the Merger Agreement, the NYSE;
•“Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Investment will be consummated;
•“Third-Party PIPE Investment” are to any PIPE Investment made by a Third-Party PIPE Investor;
•“Third-Party PIPE Investment Amount” are to the aggregate gross purchase price received by KVSB prior to or substantially concurrently with Closing for the shares in the Third-Party PIPE Investment;
•“Third-Party PIPE Investor” are to any PIPE Investor who is not (i) a Sponsor Related PIPE Investor, (ii) the Sponsor, or (iii) a Nextdoor PIPE Investor;
•“trust account” are to the trust account established at the consummation of KVSB’s initial public offering maintained by Continental, acting as trustee;
•“Trust Agreement” are to the Investment Management Trust Agreement, dated March 23, 2021, by and between KVSB and Continental Stock Transfer & Trust Company, as trustee; and
•“Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy KVSB’s obligations to its stockholders (if any) that exercise their redemption rights.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination, of KVSB. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When the KVSB discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, the KVSB’s management.
Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:
•KVSB’s ability to complete the Business Combination or, if KVSB does not consummate such Business Combination, any other initial business combination;
•satisfaction or waiver (if applicable) of the conditions to the Merger, including, among other things:
◦the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of KVSB and Nextdoor, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on the NYSE of the shares of KVSB Class A common stock to be issued in connection with the Merger (including shares issuable upon conversion of KVSB Class B common stock) and the expiration or early termination of the waiting period or periods under the HSR Act, (iv) that KVSB have at least $5,000,001 of net tangible assets upon Closing and (v) the absence of any injunctions; and
◦the Minimum Cash Condition;
•the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;
•Nextdoor’s growth forecasts and projections, including Nextdoor’s ability to scale new neighbor growth, Nextdoor’s ability to grow engagement by its existing neighbor base and Nextdoor’s ability to increase monetization of its platform;
•the ability to obtain or maintain the listing of New Nextdoor Class A common stock on the NYSE following the Business Combination;
•our public securities’ potential liquidity and trading;
•our ability to raise financing in the future;
•our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;
•KVSB officers and directors allocating their time to other businesses and potentially having conflicts of interest with KVSB’s business or in approving the Business Combination;
•the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•the impact of the regulatory environment and complexities with compliance related to such environment; and
•factors relating to the business, operations and financial performance of Nextdoor and its subsidiaries, including:
◦the ability of Nextdoor to scale its business and monetization efforts;
◦the ability of Nextdoor to expand its business operations abroad by opening new and expanding within existing neighborhoods outside of the United States;
◦the ability of Nextdoor to respond to general economic conditions;
◦the ability of Nextdoor to manage its growth effectively;
◦the ability of Nextdoor to achieve and maintain profitability in the future;
◦the ability of Nextdoor to access sources of capital to finance operations and growth;
◦the success of strategic relationships with third parties;
◦the impact of the COVID-19 pandemic; and
◦other factors detailed under the section entitled “Risk Factors.”
The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us or Nextdoor. There can be no assurance that future developments affecting us or Nextdoor will be those that KVSB or Nextdoor have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond KVSB’s control or the control of Nextdoor) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” beginning on page 34 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. KVSB and Nextdoor undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
Before any KVSB stockholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the special meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.
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QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF KVSB
The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the special meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to KVSB’s stockholders. KVSB urges stockholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the special meeting, which will be held virtually via live webcast at 11:00 A.M., Eastern Time, on November 2, 2021. To participate in the special meeting, visit www.virtualshareholdermeeting.com/KVSB2021SM and enter the 12 digit control number included on your proxy card. You may access the meeting as early as 10:45 A.M., Eastern Time, on November 2, 2021. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in this proxy statement.
Q:   Why am I receiving this proxy statement/prospectus?
A:   KVSB stockholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Business Combination. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Nextdoor, with Nextdoor surviving the merger as a wholly owned subsidiary of KVSB, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety. See the section entitled “BCA Proposal” for more detail.
Stockholders of KVSB will also be asked to consider and vote upon certain other proposals at the special meeting, including proposals to approve material differences between the Existing Charter and the Proposed Charter. Please see “What proposals are stockholders of KVSB being asked to vote upon?” below.
THE VOTE OF STOCKHOLDERS IS IMPORTANT. STOCKHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF KVSB AND NEXTDOOR, CAREFULLY AND IN ITS ENTIRETY.
Q:   What proposals are stockholders of KVSB being asked to vote upon?
A:   At the special meeting, KVSB is asking holders of KVSB common stock to consider and vote upon:
a.a proposal to approve and adopt the Merger Agreement (the “BCA Proposal”);
b.a proposal to approve, assuming the BCA Proposal is approved and adopted, the Proposed Charter, which will amend and restate the Existing Charter, and which Proposed Charter will be in effect when duly filed with the Secretary of State of the State of Delaware in connection with the Closing (the “Charter Proposal”);
c.several proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as seven separate sub-proposals (the “Advisory Charter Amendment Proposals”):
i.Advisory Charter Amendment Proposal A — To change KVSB’s name to “Nextdoor Holdings, Inc.”;
ii.Advisory Charter Amendment Proposal B — To increase the number of authorized shares of New Nextdoor Class A common stock, New Nextdoor Class B common stock and “blank check” preferred stock and to eliminate the authorized shares of KVSB Class K common stock;
iii.Advisory Charter Amendment Proposal C — To provide that holders of New Nextdoor Class A common stock will be entitled to one vote per share of New Nextdoor

Class A common stock and holders of New Nextdoor Class B common stock will be entitled to ten votes per share of New Nextdoor Class B common stock;
iv.Advisory Charter Amendment Proposal D — To require that stockholders only act at annual and special meeting of the corporation and not by written consent;
v.Advisory Charter Amendment Proposal E — To eliminate the current limitations in place on the corporate opportunity doctrine;
vi.Advisory Charter Amendment Proposal F — To establish the required vote thresholds for approving amendments to the Proposed Charter as follows: (i) at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the New Nextdoor board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock, provided that if two-thirds of the New Nextdoor board of directors has approved such amendment only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to amend the Proposed Charter, (ii) at least two-thirds of the voting power of the New Nextdoor Class B common stock will be required to amend certain provisions relating to the New Nextdoor Class B common stock and take certain other actions that impact the New Nextdoor Class B common stock, and (iii) the affirmative vote of holders of at least 75% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, will be required to amend certain provisions of the Proposed Charter relating to the terms of the New Nextdoor Class A common stock or New Nextdoor Class B common stock; and
vii.Advisory Charter Amendment Proposal G — To approve all other changes including eliminating certain provisions related to special purpose acquisition corporations that will no longer be relevant following the Closing.
d.a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of New Nextdoor common stock to (a) the PIPE Investors, including the Sponsor Related PIPE Investor and the Nextdoor PIPE Investors, pursuant to the PIPE Investment, (b) the New Nextdoor stockholders pursuant to the Merger Agreement and (c) the Sponsor (or its assigns) pursuant to the Forward Purchase Agreement (the “Stock Issuance Proposal”);
e.a proposal to approve the New Nextdoor Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex H (the “Equity Incentive Plan Proposal”);
f.a proposal to approve the New Nextdoor Employee Stock Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex I (the “ESPP Proposal”); and
g.a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the special meeting (the “Adjournment Proposal”).
If KVSB’s stockholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. See the sections entitled “BCA Proposal,” “Charter Proposal,” “Stock Issuance Proposal,” “Equity Incentive Plan Proposal,” “ESPP Proposal” and “Adjournment Proposal.”
KVSB will hold the special meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the special meeting. Stockholders of KVSB should read it carefully.
After careful consideration, the KVSB Board has determined that the BCA Proposal, each of the Charter Proposal, the Advisory Charter Amendment Proposals, the Stock Issuance Proposal, the Equity Incentive Plan

Proposal, the ESPP Proposal and the Adjournment Proposal, if necessary, are in the best interests of KVSB and its stockholders, and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals, if presented to the special meeting.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:   Are the proposals conditioned on one another?
A:   Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the special meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Charter Amendment Proposals and the Adjournment Proposal are each not conditioned upon the approval of any other proposal.
Q:   Why is KVSB proposing the Business Combination?
A:   KVSB was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, with one or more businesses or entities.
Based on its due diligence investigations of Nextdoor and the industry in which they operate, including the financial and other information provided by Nextdoor in the course of KVSB’s due diligence investigations, the KVSB board of directors (the “KVSB Board”) believes that the Business Combination with Nextdoor is in the best interests of KVSB and its stockholders and presents an opportunity to increase stockholder value. However, there is no assurance of this. See the section entitled “BCA Proposal — The KVSB Board’s Reasons for the Business Combination” for additional information.
Although the KVSB Board believes that the Business Combination with Nextdoor presents a unique business combination opportunity and is in the best interests of KVSB and its stockholders, the KVSB Board did consider the following potentially material negative factors in arriving at that conclusion:
a.Execution risks associated with Nextdoor’s business. For an additional description of these risks, see the section entitled “Risk Factors.”
b.Liquidation of KVSB. The risks and costs to KVSB if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in KVSB being unable to effect a business combination within the timeframe provided for under its Existing Charter and forcing KVSB to liquidate.
c.Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits KVSB from soliciting other business combination proposals and restricts KVSB’s ability to consider other potential business combinations so long as the Merger Agreement is in effect.
d.Stockholder vote. The risk that KVSB’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.
e.Redemption risk. The risk that the current public stockholders of KVSB would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to Nextdoor following the consummation of the Business Combination and potentially allowing Nextdoor to terminate the Business Combination.
f.Post-business combination corporate governance. The KVSB Board considered the corporate governance provisions of the Merger Agreement and the proposed material provisions of the Proposed Governing Documents and the effect of those provisions on the governance of Nextdoor. See the sections entitled “BCA Proposal — The Merger Agreement” and “Management of Nextdoor Following the Business Combination” for detailed discussions of the terms and conditions of these documents.
g.Limitations of review. The KVSB Board considered that it was not obtaining a third-party valuation or fairness opinion from any independent investment banking or accounting firm. In addition, KVSB’s management and outside counsel reviewed only certain materials in connection with their due diligence review of Nextdoor. Accordingly, the KVSB Board considered that KVSB may not have properly valued Nextdoor.
h.Closing conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within KVSB’s control.
i.KVSB stockholders holding a minority position in Nextdoor. The fact that KVSB’s stockholders will hold a minority position in the post-combination company (approximately 9.7% assuming that no shares of KVSB Class A common stock are elected to be redeemed by KVSB stockholders), which may reduce the influence that KVSB’s current stockholders have on the management of Nextdoor.
j.No survival of remedies for breach of representations, warranties or covenants of Nextdoor. That the terms of the Merger Agreement provide that KVSB will not have any surviving remedies against Nextdoor after the Closing to recover for losses as a result of any inaccuracies or breaches of Nextdoor's representations, warranties or covenants set forth in the Merger Agreement.
k.Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting injunctive relief could indefinitely delay or otherwise permanently prohibit consummation of the Business Combination.
l.Fees and expenses. The fees and expenses associated with completing the Business Combination.
m.Other risks. Various other risks associated with the Business Combination, the business of KVSB and the business of Nextdoor described under the section entitled “Risk Factors.”
In addition to considering the factors described above, the KVSB Board also considered that certain officers and directors of KVSB may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of KVSB’s stockholders (see the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination”).
These factors are discussed in greater detail in the sections entitled “BCA Proposal — The KVSB Board’s Reasons for the Business Combination” and “Risk Factors — Risks Related to Nextdoor’s Business and Industry.”
Q:   What will Nextdoor Stockholders receive in return for KVSB’s acquisition of all of the issued and outstanding equity interests of Nextdoor?
A:   At the effective time of the Merger, among other things, Nextdoor’s equityholders (assuming the vesting and exercise on a net basis as of the Closing of all Nextdoor options that will be assumed or substituted in the Business Combination) will receive an aggregate of 350.0 million shares of New Nextdoor Class B common stock. For further details, see the sections entitled “BCA Proposal — The Merger Agreement — Consideration to Nextdoor Stockholders in the Merger” and “Equity Incentive Plan Proposal.”
Q:   What is the value of the consideration to be received in the Merger?
A:   The exact value of the consideration to be received by holders of equity interests of Nextdoor at the Closing will depend on the price of shares of common stock of KVSB as of such time and the aggregate fully diluted number of shares of Nextdoor common stock as of such time, and will not be known with certainty until the Closing.
For informational purposes only, if the Closing had occurred on September 29, 2021, and assuming (i) the outstanding shares of capital stock of Nextdoor will be cancelled in exchange for the right to receive an aggregate of 303,175,793 shares of New Nextdoor Class B common stock (at a deemed value of $10.00 per share and based on the Exchange Ratio of 3.1047 as of September 26, 2021), (ii) all Nextdoor Awards outstanding as of immediately prior to the Closing will be converted into awards to purchase an aggregate of 47,056,643 shares of New Nextdoor Class B common stock (at a deemed value of $10.00 per share and a weighted-average exercise price for the New Nextdoor Options of $2.36 per share after giving effect to the Exchange Ratio of 3.1047 as of September 26, 2021 and assuming that all Nextdoor Awards are net settled), (iii) 180,492 shares of New Nextdoor Class B common stock will be reserved for issuance pursuant to the Pixel Labs Merger Agreement, and (iv) a market price of KVSB Class A common stock of $10.13 per share (based on the closing price of KVSB Class A common stock on Nasdaq on September 29, 2021), then the aggregate market value of the New Nextdoor Class B common stock received in the Merger (based on the market price of KVSB Class A common stock as of September 29, 2021) would be $3.5 billion.
We have provided the above calculations for informational purposes only based on the assumptions set forth above. The actual Exchange Ratio will be determined at the Closing pursuant to the formula and terms set forth in the Merger Agreement. The aggregate number of fully diluted shares of Nextdoor common stock as of Closing, and the market price of public shares assumed for purposes of the foregoing illustration are each subject to change, and the actual values for such inputs at the time of the Closing could result in the actual Exchange Ratio and the value of the consideration to be received by holders of equity interests in Nextdoor being more or less than the amounts reflected above. We urge you to obtain current market quotations for public shares.
The 41,634,412 shares of New Nextdoor Class A common stock collectively held by KVSB’s public stockholders, if unrestricted and freely tradable, would have had an aggregate market value of approximately $421.8 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Based on the above assumed prices, the aggregate value KVSB public stockholders will receive with the Business Combination and related transactions is approximately $421.8 million. The 10,232,269 shares of New Nextdoor Class A common stock into which the founder shares held by the Sponsor will convert in connection with the Merger, if unrestricted, fully vested and freely tradable, would have had an aggregate market value of approximately $103.7 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 176,334 shares of New Nextdoor Class A common stock into which the 120,000 shares of KVSB Class B common stock held by KVSB’s independent directors will automatically convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.8 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 1,132,688 private placement shares of New Nextdoor Class A common stock held by the Sponsor, if unrestricted and freely tradable, would have had an aggregate market value of approximately $11.5 million based upon the closing price of $10.13 per share on the Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The Sponsor Related PIPE Investors have subscribed for $7.5 million of the PIPE Investment, for which they will receive 750,000 shares of New Nextdoor Class A common stock, which, if unrestricted and freely tradable, would have had an aggregate market value of approximately $7.6 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Based on the current price, the aggregate value Sponsor and related parties will receive with the Business Combination and related transactions is approximately $124.6 million, all of which will be subject to a lock-up.
Q:   What equity stake will current KVSB stockholders and Nextdoor Stockholders hold in New Nextdoor immediately after the consummation of the Business Combination?
A:   As of the date of this proxy statement/prospectus, KVSB had 52,767,100 shares of KVSB common stock issued and outstanding, which includes the 10,000,000 founder shares held by the Sponsor and the independent directors (without giving effect to the conversion of the founder shares into New Nextdoor Class A common stock in connection with the closing of the Business Combination), the 1,132,688 private placement shares held by the Sponsor and the 41,634,412 public shares.
It is anticipated that, following the Business Combination, (1) KVSB’s public stockholders are expected to own approximately 10.9% of the outstanding New Nextdoor common stock (and 1.3% of the voting power of the New

Nextdoor common stock), (2) Nextdoor Stockholders (without taking into account any public shares held by Nextdoor Stockholders prior to the consummation of the Business Combination) are expected to own approximately 79.1% of the outstanding New Nextdoor common stock (and 97.4% of the voting power of the New Nextdoor common stock), (3) the Sponsor and related parties are expected to own approximately 3.0% of the outstanding New Nextdoor common stock (and 0.4% of the voting power of the New Nextdoor common stock) and (4) the PIPE Investors are expected to own approximately 7.0% of the outstanding New Nextdoor common stock (and 0.9% of the voting power of the New Nextdoor common stock). These percentages assume (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) the exclusion of (a) an estimated 61,357,864 shares of New Nextdoor Class B common stock reserved for potential future issuance upon the exercise of New Nextdoor Options and settlement of New Nextdoor RSUs or New Nextdoor Restricted Stock Awards (or 47,056,643 shares of New Nextdoor Class B common stock assuming that all Nextdoor Awards are net settled at a deemed value of $10.00 per share and a weighted-average exercise price for the New Nextdoor Options of $2.36 per share after giving effect to the Exchange Ratio) and (b) an estimated 180,492 shares of New Nextdoor Class B common stock related to certain entitlements to receive Nextdoor common stock pursuant to the terms of the Pixel Labs Merger Agreement, which were canceled and converted into the right to receive New Nextdoor Class B common stock equal to the Exchange Ratio multiplied by the number of Nextdoor common stock held by such holder immediately prior to the Effective Time, (iii) the inclusion of New Nextdoor Class B common stock issued as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 303,175,793 shares of New Nextdoor Class B common stock, (iv) New Nextdoor issues 27,000,000 shares of New Nextdoor Class A common stock to the PIPE Investors pursuant to the PIPE Investment, (v) New Nextdoor issues zero shares of New Nextdoor common stock to Sponsor (together with any permitted transferees under the Forward Purchase Agreement) pursuant to the Forward Purchase Agreement, (vi) the conversion of all outstanding KVSB Class B common stock shares into an aggregate of 7,347,249 shares of New Nextdoor Class A common stock, (vii) the conversion of all outstanding private placement shares purchased by the Sponsor simultaneously with the consummation of the initial public offering of KVSB into an aggregate of 1,132,688 shares of New Nextdoor Class A common stock and (viii) the conversion of all outstanding KVSB Class K common stock shares into an aggregate of 3,061,354 shares of New Nextdoor Class A common stock. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing stockholders in the combined company will be different.
The following table illustrates varying ownership levels in New Nextdoor immediately following the consummation of the Business Combination based on the assumptions above:

	Share Ownership in New Nextdoor
	Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)(5)
	Class A	Class B(2)			Class A		Class B(2)
	Number of Shares	Number of Shares	% Ownership	% Voting	Number of Shares		Number of Shares	% Ownership	% Voting
Nextdoor stockholders(1)	—	303,175,793	79.1%	97.4%	—		303,175,793	84.3%	98.2%
KVSB Sponsor and related parties(6)	11,541,291	—	3.0%	0.4%	12,541,291	(4)	—	3.5%	0.4%
KVSB public stockholders	41,634,412	—	10.9%	1.3%	16,801,813		—	4.7%	0.5%
PIPE Investors(3)	27,000,000	—	7.0%	0.9%	27,000,000		—	7.5%	0.9%
Total	80,175,703	303,175,793	100.0%	100%	56,343,104		303,175,793	100.0%	100.0%
__________________
(1)Excludes an estimated 61,357,864 shares of New Nextdoor Class B common stock (or 47,056,643 shares of New Nextdoor Class B common stock assuming that all Nextdoor Awards are net settled at a deemed value of $10.00 per share and a weighted-average exercise price for the New Nextdoor Options of $2.36 per share after giving effect to the Exchange Ratio) to be reserved for potential future issuance upon the exercise or settlement of New Nextdoor Options, New Nextdoor Restricted Stock Awards, and New Nextdoor RSUs and excludes an estimated 180,492 shares of New Nextdoor Class B common stock related to certain entitlements pursuant to the Pixel Labs Merger Agreement. Also excludes the PIPE Investment made by the Nextdoor PIPE Investors.
(2)Nextdoor stockholders convert into New Nextdoor Class B common stock with 10:1 voting rights.

(3)Reflects the sale and issuance of 27,000,000 shares of New Nextdoor Class A common stock to PIPE Investors, which includes 750,000 shares of New Nextdoor Class A common stock to the Sponsor Related PIPE Investors and 4,500,000 shares of New Nextdoor Class A common stock to the Nextdoor PIPE Investors, including 500,000 shares of New Nextdoor Class A common stock to Nextdoor's Chief Executive Officer and President, at a purchase price of $10.00 per share pursuant to the PIPE Investment.
(4)Reflects the sale and issuance of 1,000,000 shares of New Nextdoor Class A common stock to the Sponsor at a purchase price of $10.00 per share pursuant to the Forward Purchase Agreement. The Sponsor will only be required to purchase additional shares under the Forward Purchase Agreement if the Minimum Cash Condition would not otherwise be satisfied and therefore is only reflected in the Maximum Redemptions scenario.
(5)Assumes maximum redemptions of 24,832,599 public shares of KVSB's Class A common stock in connection with the Transactions at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of June 30, 2021 and still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million after giving effect to the proceeds from the PIPE Investment, the payment of the estimated transaction costs, and the proceeds from the Sponsor Forward Purchase Agreement.
(6)Excludes the PIPE Investment made by the Sponsor Related PIPE Investors and includes shares held by members of the board of directors of KVSB. Reflects the conversion of the holdings of KVSB Sponsor and its related parties to New Nextdoor Class A common stock in connection with the Closing.

For further details, see “BCA Proposal — The Merger Agreement — Consideration to Nextdoor Stockholders in the Merger.”
Q:   What is the maximum number of shares that may be redeemed in order for KVSB to satisfy the Minimum Cash Condition?
A:   Assuming aggregate transaction expenses of $48.0 million and that the PIPE Investment is completed and the full amount of the Forward Purchase Agreement is funded to KVSB, the maximum number of shares that may be redeemed in order for KVSB to satisfy the Minimum Cash Condition is 24,832,599.
Q:   How has the announcement of the Business Combination affected the trading price of the public shares?
A:   On July 2, 2021, the trading date before the public announcement of the Business Combination, KVSB’s public shares closed at $9.91. On September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, KVSB’s public shares closed at $10.13.
Q:   Will the Company obtain new financing in connection with the Business Combination?
A:   Yes. The PIPE Investors have agreed to purchase in the aggregate 27.0 million shares of New Nextdoor common stock, for approximately $270.0 million of gross proceeds, in the PIPE Investment, a portion of which is expected to be funded by the Sponsor Related PIPE Investor and Nextdoor PIPE Investors. The PIPE Investment is contingent upon, among other things, the closing of the Business Combination. See the sections entitled “BCA Proposal — Related Agreements — Subscription Agreements” and “— Forward Purchase Agreement.”
Q:   Do I have redemption rights?
A:   If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public stockholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and KVSB’s independent directors have agreed to waive their redemption rights with respect to all of the founder shares in connection with the consummation of the Business Combination. The founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.
Q:   How do I exercise my redemption rights?
A:   If you are a public stockholder and wish to exercise your right to redeem the public shares, you must:
a.hold public shares;
b.submit a written request, in which you identify yourself as a beneficial holder and provide your legal name, phone number and address, to Continental Stock Transfer & Trust Company, KVSB’s transfer agent, that New Nextdoor redeem all or a portion of your public shares for cash; and
c.deliver your public shares to Continental Stock Transfer & Trust Company, KVSB’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).
Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on October 29, 2021 (two business days before the special meeting) in order for their shares to be redeemed.
The address of Continental Stock Transfer & Trust Company, KVSB’s transfer agent, is listed under the question “Who can help answer my questions?” below.
Public stockholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of September 29, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of KVSB’s creditors, if any, which could have priority over the claims of the public stockholders, regardless of whether such public stockholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with KVSB’s consent, until the time the vote is taken with respect to the BCA Proposal at the special meeting. If you deliver your shares for redemption to Continental Stock Transfer & Trust Company, KVSB’s transfer agent, and later decide prior to the special meeting not to elect redemption, you may request that KVSB’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental Stock Transfer & Trust Company, KVSB’s transfer agent, at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by Continental Stock Transfer & Trust Company, KVSB’s transfer agent, prior to the vote taken on the BCA Proposal at the special meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental Stock Transfer & Trust Company, KVSB’s transfer agent, at least two business days prior to the vote at the special meeting.
If a demand to exercise redemption rights is properly made as described above, then, if the business combination is consummated, KVSB will redeem these shares for a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your public shares for cash.

Q:   What are the U.S. federal income tax consequences of exercising my redemption rights?
A:   The U.S. federal income tax consequences of exercising redemption rights that may be relevant to holders of shares of KVSB Class A common stock are discussed in more detail in the section entitled “U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Redemption of KVSB Public Stockholders.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to holders of shares of KVSB Class A common stock in respect of the exercise of their redemption rights, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.
TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES TO HOLDERS OF SHARES OF KVSB CLASS A COMMON STOCK OF EXERCISING THEIR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF THEIR OWN SITUATION. EACH HOLDER OF SHARES OF KVSB CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO SUCH HOLDER IN THEIR PARTICULAR CIRCUMSTANCES.
Q:   What happens to the funds deposited in the trust account after consummation of the Business Combination?
A:   Following the closing of KVSB’s initial public offering, a total of approximately $416.3 million, comprised of proceeds from KVSB’s initial public offering and certain proceeds from the sale of the private placement shares, was placed in the trust account. As of June 30, 2021, funds in the trust account totaled $416.4 million and were invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. These funds will remain in the trust account, except for the withdrawal of interest to fund KVSB’s working capital requirements, subject to an annual limit of $500,000, and/or to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination), (2) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Existing Organizational Documents to modify the substance or timing of KVSB’s obligation to redeem 100% of the public shares if it does not complete a business combination within 24 months from the closing of the initial public offering or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, and (c) the redemption of all of the Company’s public shares if it is unable to complete its business combination within 24 months from the closing of the initial public offering, subject to applicable law.
Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of public shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of New Nextdoor following the Business Combination. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”
Q:   What happens if a substantial number of the public stockholders vote in favor of the BCA Proposal and exercise their redemption rights?
A:   Our public stockholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public stockholders are reduced as a result of redemptions by public stockholders.
The Merger Agreement provides that the obligations of Nextdoor to consummate the Merger are conditioned on, among other things, the satisfaction of the Minimum Cash Condition. If such condition is not met, and such condition is not waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. There can be no assurance that Nextdoor would waive the Minimum Cash Condition. In addition, pursuant to the Existing Organizational Documents, in no event will we redeem public shares in an amount that would cause New Nextdoor’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
Q:   What conditions must be satisfied to complete the Business Combination?
A:   The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Transactions and related matters by KVSB’s stockholders and equity holders of the Nextdoor Parties, (ii) the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part, (iii) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on Nasdaq of the shares of New Nextdoor Class A common stock issuable upon the conversion of New Nextdoor Class B common stock to be issued in connection with the Merger and related transactions and the expiration or early termination of the waiting period or periods under the HSR Act), (iv) that KVSB has at least $5,000,001 of net tangible assets upon Closing and (v) the absence of any injunctions.
Nextdoor’s obligation to consummate the Merger is also conditioned on the requirement that as of the Closing, the Available Cash (the sum of the Trust Amount, the PIPE Investment Amount and the Forward Purchase Amount (if any), after payment of transaction expenses) is equal to or greater than $400 million.
For more information about conditions to the consummation of the Business Combination, see the section entitled “BCA Proposal — The Merger Agreement.”
Q: What are the material U.S. federal income tax consequences of the Merger to holders of Nextdoor common stock?
A:   Certain material U.S. federal income tax considerations that may be relevant to holders of Nextdoor common stock in respect of the Business Combination are discussed in more detail in the section entitled “U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Merger.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to holders of Nextdoor common stock in respect of the Merger, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.
TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS APPLICABLE TO EACH HOLDER OF NEXTDOOR COMMON STOCK. EACH HOLDER OF NEXTDOOR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO SUCH HOLDER BASED ON SUCH HOLDER’S PARTICULAR CIRCUMSTANCES.
Q:   When do you expect the Business Combination to be completed?
A:   It is currently expected that the Business Combination will be consummated in the fourth quarter of 2021. This date depends, among other things, on the approval of the proposals to be put to KVSB stockholders at the special meeting. However, such meetings could be adjourned if the Adjournment Proposal is adopted at the special meeting, and KVSB elects to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the special meeting. For a description of the conditions for the completion of the Business Combination, see “BCA Proposal — The Merger Agreement.”
Q:   What happens if the Business Combination is not consummated?
A:   If KVSB is not able to complete the Business Combination with Nextdoor by the Liquidation Date and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Existing Organizational Documents, KVSB will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
Q:   Do I have appraisal rights in connection with the proposed Business Combination?
A:   KVSB’s stockholders do not have appraisal rights in connection with the Business Combination under the DGCL.
Q:   What do I need to do now?
A:   KVSB urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a stockholder. KVSB’s stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy cards, as applicable.
Q:   How do I vote?
A:   If you are a holder of record of KVSB Class A common stock and KVSB Class B common stock on the record date for the special meeting, you may vote in person virtually at the special meeting or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy cards, as applicable, in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to virtually attend the special meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.
Q:   If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A:   No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares, as applicable, will not be voted on that proposal. This is called a “broker non-vote.” A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the stockholders will be considered non-discretionary, or count as a vote cast at the special meeting.
Q:   When and where will the special meeting be held?
A:   The special meeting will be held will be held virtually via live webcast at www.virtualshareholdermeeting.com/KVSB2021SM at 11:00 A.M., Eastern Time, on November 2, 2021, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.
Q:   How do I attend a virtual meeting?
A:   The Special Meeting will take place on November 2, 2021 at 11:00 a.m., Eastern Time. We have determined to hold the Special Meeting virtually in light of the continued public health and travel concerns posed by the coronavirus (COVID-19). You will not be able to physically attend the Special Meeting.
To attend and participate in the Special Meeting, you will need to visit the virtual meeting website at www.virtualshareholdermeeting.com/KVSB2021SM (the “Meeting Website”) and enter the control number found on your proxy card. If you are a beneficial owner of shares held in street name and wish to attend the Special Meeting, you will need to follow the instructions on your voting instruction form provided by your bank, broker or other organization that holds your shares. Only one stockholder per control number can access the Meeting Website. You may vote and submit questions while attending the Special Meeting by following the instructions available on the Meeting Website at the time of the Special Meeting. On the date of the Special Meeting, online access to the Special Meeting will open at 10:45 a.m., Eastern Time, to allow time for stockholders to log-in prior to the start of the live audio webcast of the Special Meeting at 11:00 a.m., Eastern Time. We encourage you to log-in prior to the start time of the Special Meeting. If you are having trouble logging in, please call the support number on the pre-meeting website.
Q:   Who is entitled to vote at the special meeting?
A:   KVSB has fixed October 6, 2021 as the record date for the special meeting. If you were a stockholder of KVSB at the close of business on the record date, you are entitled to vote on matters that come before the special meeting. However, a stockholder may only vote his or her shares if he or she is present in person virtually or is represented by proxy at the special meeting.
Q:   How many votes do I have?
A:   KVSB stockholders are entitled to:
(i)one vote at the special meeting for each share of KVSB Class A common stock held of record as of the record date; and
(ii)1.4694498 votes at the special meeting for each share of KVSB Class B common stock held of record as of the record date, except for purposes of the BCA Proposal KVSB stockholders will be entitled to only one vote at the special meeting for each share of KVSB Class B common stock held of record as of the record date.
The holders of outstanding shares of KVSB Class K common stock are not entitled to vote except as provided by law or our certificate of incorporation.
As of the close of business on the record date for the special meeting, there were 42,767,100 shares of KVSB Class A common stock issued and outstanding (of which 41,634,412 were issued and outstanding public shares), 5,000,000 shares of KVSB Class B common stock issued and outstanding and 5,000,000 shares of KVSB Class K common stock issued and outstanding.
Q:   What constitutes a quorum?
A:   A quorum of KVSB stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if the holders of outstanding KVSB common stock representing a majority of the voting power of all outstanding shares entitled to vote at the special meeting are represented in person or by proxy at the special meeting. As of the record date for the special meeting, an aggregate of 23,883,551 shares of KVSB Class A common stock and KVSB Class B common stock (on an as-converted basis) would be required to achieve a quorum.

Q:   What vote is required to approve each proposal at the special meeting?
A:   The following votes are required for each proposal at the special meeting:
a.BCA Proposal: The approval of the BCA Proposal requires the affirmative vote of holders of a majority of the shares of KVSB Class A common stock and KVSB Class B common stock that are voted at the special meeting. Assuming the minimum number of shares of KVSB Class A common stock and KVSB Class B common stock representing a quorum are present and voted, and assuming that all shares of KVSB Class B common stock and all private placement shares are present and voted in favor of the BCA Proposal, a total of 5,809,088 public shares would need to be voted in favor of the BCA Proposal.
b.Charter Proposal: The approval of the Charter Proposal requires (1) the affirmative vote of holders of a majority of the voting power of the outstanding shares of KVSB Class A common stock and KVSB Class B common stock, voting together as a single class, (2) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class K common stock, voting separately as a series (which consent has already been obtained prior to the special meeting) and (3) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class B common stock, voting separately as a series. The parties have also agreed to condition the Charter Proposal on the affirmative vote of the holders of a majority of the shares of KVSB Class A common stock then outstanding and entitled to vote thereon, voting separately as a single series.
c.Advisory Charter Amendment Proposals: The approval of the Advisory Charter Amendment Proposals require the affirmative vote of holders of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
d.Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
e.Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
f.ESPP Proposal: The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
g.Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
Q:   What are the recommendations of KVSB’s board of directors?
A:   The KVSB Board believes that the BCA Proposal and the other proposals to be presented at the special meeting are in the best interest of KVSB’s stockholders, and unanimously recommends that you vote or give instruction to vote “FOR” the BCA Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Advisory Charter Amendment Proposals, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA

Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:   How does the Sponsor intend to vote its shares?
A:   Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and all of its directors and officers have agreed to vote all of the shares of KVSB common stock they may hold in favor of all the proposals being presented at the special meeting. As of the date of this proxy statement/prospectus, the Sponsor and KVSB’s independent directors collectively own issued and outstanding shares of KVSB common stock representing 16.9% of the outstanding voting power on an as-converted basis, and 12.8% of the outstanding voting power on a per actual share basis.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Nextdoor or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of KVSB’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Nextdoor or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such stock purchases and other transactions would be to (x) increase the likelihood of approving the Condition Precedent Proposals and (y) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.
Entering into any such arrangements may have a depressive effect on KVSB common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. KVSB will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the special meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:   What happens if I sell my KVSB common stock before the special meeting?
A:   The record date for the special meeting is earlier than the date of the special meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the special meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such special meeting, as applicable, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:   May I change my vote after I have mailed my signed proxy card(s)?
A:   Yes. Stockholders may send later-dated, signed proxy card(s) to KVSB’s Secretary at KVSB’s address set forth below so that such proxy card(s) received by KVSB’s Secretary prior to the vote at the special meeting, as applicable (which is scheduled to take place on November 2, 2021) or virtually attend the special meeting, as applicable, in person and vote. Stockholders also may revoke their proxy by sending a notice of revocation to KVSB’s Secretary, which must be received by KVSB’s Secretary prior to the vote at the special meeting, as applicable. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Q:   What happens if I fail to take any action with respect to the special meeting?
A:   If you fail to take any action with respect to the special meeting and the Business Combination is approved by stockholders and the Business Combination is consummated, you will become a stockholder of New Nextdoor. If you fail to take any action with respect to the special meeting and the Business Combination is not approved, you will remain a stockholder of KVSB. However, if you fail to vote with respect to the special meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if time permits).
Q:   What should I do with my share certificates?
A:   Our stockholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental Stock Transfer & Trust Company, KVSB’s transfer agent, prior to the special meeting. In addition, a stockholder wishing to exercise its redemption rights must identify itself, in writing, as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust Company, in order to validly redeem its shares.
Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on October 29, 2021 (two business days before the special meeting) in order for their shares to be redeemed.
Public stockholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.
Upon the completion of the Merger, holders of KVSB Class A common stock, KVSB Class B common stock and KVSB Class K common stock will hold 53,175,703 shares of New Nextdoor Class A common stock without needing to take any action and, accordingly, such holders should not submit any certificates relating to their KVSB Class A common stock (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), KVSB Class B common stock or KVSB Class K common stock.
Q:   What should I do if I receive more than one set of voting materials?
A:   Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card for each applicable meeting. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your KVSB common stock.
Q:   Who will solicit and pay the cost of soliciting proxies for the special meeting?
A:   KVSB will pay the cost of soliciting proxies for the special meeting. KVSB has engaged D.F. King & Co., Inc. (“D.F. King”) to assist in the solicitation of proxies for the special meeting. KVSB has agreed to pay D.F. King a fee of $25,000, plus disbursements (to be paid with non-trust account funds). KVSB will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of KVSB Class A common stock for their expenses in forwarding soliciting materials to beneficial owners of KVSB

Class A common stock and in obtaining voting instructions from those owners. KVSB’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Q:   Where can I find the voting results of the special meeting?
A:   The preliminary voting results will be expected to be announced at the special meeting, as applicable. KVSB will publish final voting results of the special meeting in a Current Report on Form 8-K within four business days after the special meeting.
Q:   Who can help answer my questions?
A:   If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy cards, you should contact:
You also may obtain additional information about KVSB from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock & Trust Company, KVSB’s transfer agent, at the address below prior to the special meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on October 29, 2021 (two business days before the special meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Attention:
E-Mail:     @                    .com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the special meeting, including the Business Combination, you should read this proxy statement/ prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “BCA Proposal — The Merger Agreement.”
Unless otherwise specified, all share calculations assume no exercise of redemption rights by the public stockholders in connection with the Business Combination.
Business Summary
Nextdoor is the neighborhood network
At Nextdoor, our purpose is to cultivate a kinder world where everyone has a neighborhood they can rely on. Every day we come to work to leverage technology to connect millions of neighbors online and in real life to build stronger, more vibrant, and resilient neighborhoods.
The simple human truth is that we are all social creatures. We crave connection to the people and places around us. Countless studies show that well-being is higher among people who have regular contact with their neighbors. According to a Nextdoor global loneliness study, knowing as few as six neighbors reduces the likelihood of feeling lonely and is linked to lower depression, social anxiety, and financial concerns.
It has been inspiring to see kindness thriving in neighborhoods around the globe, and we are confident that using technology to enable real-world connections is possible and makes a difference.
Global flywheel of growth
Today, Nextdoor is in more than 280,000 neighborhoods around the world. In the United States, nearly 1 in 3 households turn to Nextdoor to access trusted information, give and get help, and build real-world connections with people and organizations nearby — including neighbors, small and mid-sized businesses, large brands, public agencies, and nonprofits. Nextdoor is the neighborhood network that brings all of these stakeholders together to get things done locally and build thriving communities.
Nextdoor began in the United States, and as of June 30, 2021, our platform was available in 11 countries. Beyond the United States, Nextdoor supports neighborhoods in the United Kingdom, Canada, Australia, Netherlands, France, Spain, Italy, Germany, Sweden, and Denmark.
Our business strengthens as we scale, benefiting from strong network effects. Our sole focus on neighborhoods has allowed us to optimize our product and strategy to drive neighbor growth and engagement on our platform. As neighborhood adoption of Nextdoor increases, activity among neighbors also increases, adding more relevant local content. This prompts more engagement from other neighbors, leading to further growth through word of mouth and an enhanced overall experience that strengthens neighbor retention. As of June 30, 2021, our three month neighbor retention was 76%, our six month neighbor retention was 67%, our one year neighbor retention was 59%, and our two year neighbor retention was 57%. Our retention rate only includes neighbors who were active in the last 30 days of the period for which our retention rate is calculated. Once a neighbor joins and experiences the value of Nextdoor, they are very likely to stay and continue to engage on our platform.
In addition, other major stakeholders in the neighborhood such as businesses and public agencies, also contribute to this flywheel of growth. We see businesses asking neighbors to join and recommend their business. We see public agencies actively recruiting neighbors so that they can be assured that urgent alerts and other messages are getting widespread distribution. These viral growth loops will continue to drive growth and engagement on Nextdoor.

Our need to be connected to neighbors was amplified during the pandemic — and that need is real and lasting. For the three months ended June 30, 2021, neighbors who engaged with Nextdoor daily posted 2.1 times more often than in the same prior year period. As the world reopens, consumer behavior is changed for good, with an increased focus on local.
Neighborhoods matter more than ever
Everyone around the world is a neighbor whether they reside in a city, suburb, small town, or a rural area — we are all part of a neighborhood. We all want to feel connected and to belong. According to a recent study from Open Mind Strategy, 73% of U.S. adults say neighbors are one of the most important communities in their lives.
We also know local consumption has taken on greater importance. Consumer behavior has structurally changed post pandemic, with an increasing interest and involvement in day-to-day local activities. According to Brightpearl, 75% of neighbors plan to shop more locally and according to Owl Labs, 80% expect to work from home at least three times per week.
Furthermore, once neighbors are on our platform, they stay and use it frequently due to the utility that it affords them. Weekly active users engage with Nextdoor nearly four times a week in 2020, making Nextdoor one of the most frequently used consumer products, according to data from App Annie.
Just as people turn to digital networks to enhance their work (e.g., LinkedIn) and play (e.g., Instagram and TikTok), they are looking for a way to do the same in their neighborhood. As the neighborhood network, Nextdoor is an authentic, purpose driven brand that connects neighbors online and offline.
Strong competitive moat with viral growth loops built in
Nextdoor offers neighbors around the world the unique ability to connect to their neighborhood, feel welcome, and belong. We leverage technology to enable online and real-world connections between neighbors, businesses, and public agencies — all of which are a valuable part of the neighborhood ecosystem.
Our mission is to be the neighborhood hub for trusted connections and the exchange of helpful information, goods, and services. To that end, we have built Nextdoor one neighbor, one street, one neighborhood at a time, based on our powerful points of difference.
Our strengths helped us create a new category and give us a competitive advantage:
•Real people: We ensure neighbors are connected to real people by requiring everyone to sign up with their real names and addresses.
•Hyperlocal proximity: We connect people to their neighborhood ecosystem based on physical proximity. We also connect them to the broader set of neighborhoods that matter to them, such as where they work, where their parents or children live, where they own a business, and where they might be interested in moving.
•Trusted information: From day one, Nextdoor has been built on trusted information. This includes connecting neighbors to credible hyperlocal information from relevant authorities. Government entities and organizations — from Mayor Khan in London to the Ministry of Health in France or the Red Cross in Houston — use Nextdoor to be the go-to source for sharing real time information with the neighborhood.
•Local perspective: Whether a neighbor wants to give or get help, they can get a truly insider perspective from their neighbors on Nextdoor. Want to find out who to use for a babysitter, how to get involved in the community clean up, or if the bakery still has fresh donuts? Neighbors are a first hand source for highly relevant hyperlocal information and recommendations.
•Instant distribution: We automatically connect neighbors to everyone nearby so they can build real-world connections. From day to day activities to moments of crisis, neighbors need these local and timely connections — for example to join a walk, gather for a BBQ, find a plumber when a pipe bursts, or help during a hurricane or wildfire. We also instantly connect businesses to customers nearby. Given that most commerce is local, providing hyperlocal reach at scale without needing to build followership is a key differentiator for Nextdoor.
These strengths lead to viral growth loops in the product across our three distinct audiences — neighbors, businesses, and public agencies. For example, neighbors often flag to local businesses that other neighbors are looking for their services. Businesses often invite neighbors to Nextdoor in order to leave a recommendation. And public agencies often actively recruit neighbors to Nextdoor as we become their de facto communication platform.
Three distinct audiences
Connecting neighbors to the neighborhood
Neighbors come to Nextdoor to connect to the neighborhoods that matter to them. They turn to Nextdoor daily to access trusted information, give and get help, and build real-world connections with neighbors, businesses, and public agencies.
How neighbors discover what's happening nearby
•Newsfeed. The Newsfeed is where neighbors find constantly updated posts, discussions, photos, and links.
•Notifications. In-app Notifications inform neighbors about news, items, and activities they are interested in.
•Search. Search gives neighbors the ability to find specific content and businesses related to their neighborhood.
How neighbors find local resources
•Businesses. Neighbors visit the Businesses section to discover spots most loved by locals, find exclusive deals and promotions, and interact with business owners’ updates.
•Finds. Finds is our truly local marketplace where neighbors buy, sell, or give away items, and even offer services such as babysitting and dog walking.
•Recommendations. Neighbors can reach out to those who know best for recommendations nearby.
How neighbors connect with other neighbors
•Posts, Comments and Reactions. Posts, Comments and Reactions enable neighbors to express themselves through a variety of content types and reach out to the neighborhood to get and give information that is locally relevant, trusted, and in real time.
•Groups. Neighbors create Groups to connect with those nearby with a common interest.
•Messaging. Neighbors can contact other neighbors and organizations through direct messaging.
Connecting businesses to their customers
How large brands reach their customers
•Sponsored Post in Newsfeed. Large brands use Sponsored Posts in the Newsfeed to build awareness. Ads are featured prominently where neighbors first look for what is happening on Nextdoor.
•Sponsored Post Email and In-App Digest. Large brands can also use Sponsored Posts in the Email and In-App Digests to create awareness among neighbors who turn to their summary of top posts.
•Sponsored Post in Finds. Large brands can leverage Sponsored Posts in Finds to drive action such as shop now. Our local marketplace is where neighbors with high intent to buy will go.

How small businesses reach their customers
•Neighborhood Sponsorships. Small businesses leverage Neighborhood Sponsorships to drive awareness, build a positive reputation, and keep their business top of mind.
•Local Deals. Small businesses and neighbors offering services use Local Deals to target specific neighborhoods and drive sales.
Connecting public agencies to their constituents
Public agencies come to Nextdoor to deliver critical information to neighbors with hyperlocal distribution. They also leverage Nextdoor to find out what is important to their constituents and communicate with them directly.
How public agencies keep constituents informed
•Emergency alerts. Public agencies use our platform to post real-time, geo-targeted alerts to inform neighbors in need.
•Respond to questions. Agency employees are able to manage content and respond to questions from the neighbors in their area.
•Education. Agencies can keep the neighbors in the areas they serve, up to date on information and education relevant to them.
Strong business model with a unique selling proposition
Organizations including large brands, small and mid-sized businesses, public agencies, and nonprofits are a valuable part of the neighborhood ecosystem and neighbors want to engage and be connected to them. Neighbors come to Nextdoor with a local mindset where they are ready to find or share recommendations, and take action.
Our solutions set help businesses reach their goals, from awareness to action:
•Access to untapped audiences. According to Comscore data from March 2021, 63% of the users who visit Nextdoor at least once a month did not visit Twitter, 52% did not visit Pinterest, and 27% did not visit Facebook and Facebook Messenger.
•High relevance. Neighbor content is highly relevant to the locality in which it is placed and provides a unique environment for our customers to place their message — with the ability to reach across varying demographics and geographies.
•Neighborhood level data provides actionable insights. We have a unique ability to track consumer behavior and trends from a national to a neighborhood level. In March 2020, we launched our proprietary Nextdoor Insights Series, showcasing U.S. neighborhood trends. Our trove of data can provide valuable insights to our customers to help them better serve their customers.
•Hyperlocal targeting and customization. Businesses can reach neighbors near them at scale with personalized messaging.
•Timely reach with high intent audiences. Neighbors often come to Nextdoor looking for a real-time solution nearby. This creates an attractive environment for our customers.
Large and growing total addressable market
On Nextdoor, large brands, small and mid-sized businesses, and public agencies benefit from our hyperlocal targeting to provide relevant information to people in their neighborhoods. Our customers enjoy instant access to our large base of engaged neighbors that can be harder to find on other platforms. Many of our neighbors come to Nextdoor to access local information and get things done in their neighborhoods, and brands on Nextdoor are able to provide applicable information at the time that they are ready to act.

The total global digital advertising market for consumers was estimated at $355 billion in 2020, growing by 71% to $607 billion in 2024.This estimate is based on data from eMarketer and excludes 6% of digital advertising spend which is, by our estimation, business-to-business spend and which Nextdoor does not address.
Over time, we believe we can also build new revenue streams in addition to advertising.
Growth strategies with powerful network effects
Our neighborhood ecosystem has unique network effects online and offline that strengthens as we scale. The more neighbors join our neighborhood networks, the more content they create, the more valuable the experience becomes, encouraging more neighbors to join. These powerful network effects make Nextdoor more and more valuable as we grow.
We are focused on the following growth strategies:
•Increase neighbors on our network. As of June 30, 2021, we had nearly 47 million claimed households (defined as a household with at least one Verified Neighbor) worldwide. Reaching total penetration in-line with our top quartile U.S. neighborhoods would increase our reach to over 200 million households. To date, we have primarily grown organically, with neighbors inviting other neighbors to connect through word of mouth, email invitations, and mailed invites. To continue our momentum and expand our network, we are focused on product-driven growth and global growth.
Our product-driven growth centers around enabling an active valued community, making it easy to discover our platform, invite others to join Nextdoor, and share content. We believe that allowing neighbors to access and discover neighborhood content through online search will drive fast understanding and adoption of our platform. Our global growth builds on the successes we have seen in markets outside of the United States.
•Increase engagement on our platform. We know once a neighbor joins and experiences the utility and delight of Nextdoor, they are likely to stay. As previously stated, as of June 30, 2021, our three month neighbor retention was 76%.
We will continue to invest in making it easier to engage, share interests, and create meaningful connections.
•Increase monetization on our platform. We are still in the early stages of monetization on our platform and believe there are many vectors for sustained revenue growth.
Scaling our advertising business involves further improving advertising products and tools, organizing and growing our salesforce, and investing in media agency relationships. We are continuing to invest in our self-serve advertising platform which will improve ad relevance and decisioning.
The Parties to the Merger
KVSB
Khosla Ventures Acquisition Co. II is a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. KVSB was incorporated under the laws of Delaware on January 29, 2021.
On March 26, 2021, KVSB closed its initial public offering of 40,000,000 public shares. On March 30, 2021, KVSB consummated the sale of an additional 1,634,412 public shares pursuant to the underwriters’ partial exercise of their over-allotment option. In total, KVSB sold 41,634,412 public shares in connection with its initial public offering. The shares were sold at a price of $10.00 per share, generating gross proceeds to KVSB of $416,344,118.
On March 26, 2021, simultaneously with the consummation of the initial public offering, KVSB completed the private sale of 1,100,000 private placement shares at a purchase price of $10.00 per share to the Sponsor, generating gross proceeds to KVSB of approximately $11 million. On March 30, 2021, KVSB consummated the private sale of an additional 32,688 private placement shares to the Sponsor pursuant to the partial exercise of the underwriters’ over-allotment option, generating gross proceeds to KVSB of $326,880.
A total of $416,344,118 was deposited into the trust account and the remaining proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The initial public offering was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-253098) that became effective on March 23, 2021. As of June 30, 2021, the record date, there was $416,350,445 held in the trust account.
KVSB’s public shares are listed on Nasdaq under the symbol KVSB. As of July 2, 2021, the date preceding public announcement of the Merger Agreement, the closing price of the public shares was $9.91 per share.
The mailing address of KVSB’s principal executive office is 2128 Sand Hill Rd, Menlo Park, CA 94025. Its telephone number is (650) 376-8500. After the consummation of the Business Combination, its principal executive office will be that of Nextdoor.
Merger Sub
Lorelei Merger Sub Inc. (“Merger Sub”) is a Delaware corporation and a wholly owned subsidiary of KVSB. The Merger Sub does not own any material assets or operate any business.
Nextdoor
Nextdoor is a Delaware corporation incorporated on December 4, 2007. Nextdoor is the app where you connect to the neighborhoods that matter to you. Nextdoor's purpose is to cultivate a kinder world where everyone has a neighborhood they can rely on. Neighbors around the world turn to Nextdoor daily to receive trusted information, give and get help, and build real-world connections with those nearby — neighbors, businesses, and public agencies. Today, neighbors rely on Nextdoor in more than 280,000 neighborhoods across 11 countries. In the U.S., nearly 1 in 3 households use Nextdoor. Nextdoor’s principal executive office is located at 420 Taylor Street, San Francisco, California 94012. Its telephone number is (415) 344-0333.
Proposals to be Put to the Stockholders of KVSB at the Special Meeting
The following is a summary of the proposals to be put to the special meeting of KVSB and certain transactions contemplated by the Merger Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the special meeting.
BCA Proposal
As discussed in this proxy statement/prospectus, KVSB is asking its stockholders to approve and adopt the Agreement and Plan of Merger, dated as of July 6, 2021, by and among KVSB, Merger Sub and Nextdoor, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Nextdoor, with Nextdoor surviving the merger as a wholly owned subsidiary of New Nextdoor, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “BCA Proposal — KVSB’s Board of Directors’ Reasons for the Business Combination,” the KVSB Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for KVSB’s initial public offering, including that the business of Nextdoor and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Merger Agreement, see “BCA Proposal.”

Aggregate Merger Consideration
As a result of and upon the closing of the Merger (the “Closing”), among other things, all outstanding shares of capital stock of Nextdoor will be cancelled in exchange for the right to receive an aggregate of 303,175,793 shares of New Nextdoor Class B common stock (at a deemed value of $10.00 per share) and all outstanding Nextdoor Awards outstanding as of immediately prior to the Closing will be converted into awards to purchase an aggregate of 47,056,643 shares of New Nextdoor Class B common stock (at a deemed value of $10.00 per share and a weighted-average exercise price for the New Nextdoor Options of $2.36 per share after giving effect to the Exchange Ratio and assuming that all Nextdoor Awards are net settled) and 180,492 shares of New Nextdoor Class B common stock will be reserved for issuance pursuant to the Pixel Labs Merger Agreement, representing a pre-transaction equity value of Nextdoor of $3.5 billion. The Aggregate Merger Consideration does not take into account certain additional issuances (i) to the Nextdoor PIPE Investors pursuant to the PIPE Investment which will be made under the terms of the respective Subscription Agreements, (ii) to the Sponsor which may be made pursuant to the terms of the Forward Purchase Agreement or pursuant to the PIPE Investment which will be made under the terms of a Subscription Agreement, or (iii) to Nextdoor management and employees pursuant to the Equity Incentive Plan and ESPP. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”
Closing Conditions
The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Transactions and related matters by KVSB’s stockholders and equity holders of the Nextdoor Parties, (ii) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iii) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on the NYSE of the shares of New Nextdoor Class A common stock issuable upon the New Nextdoor Class B common stock to be issued in connection with the Merger and related transactions and the expiration or early termination of the waiting period or periods under the HSR Act), (iv) that KVSB has at least $5,000,001 of net tangible assets upon Closing and (v) the absence of any injunctions.
Other conditions to Nextdoor’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Existing Organizational Documents shall have been amended and restated, and (ii) the satisfaction of the Minimum Cash Condition.
The Minimum Cash Condition is for the sole benefit of Nextdoor. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Existing Organizational Documents, in no event will KVSB redeem public shares in an amount that would cause New Nextdoor’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
For further details, see the section entitled “BCA Proposal — The Merger Agreement.”
Charter Proposal
If the BCA Proposal is approved, KVSB will ask its stockholders to approve a proposal to replace the Existing Charter with the Proposed Charter under the DGCL (the “Charter Proposal”). The KVSB Board has unanimously approved the Charter Proposal and believes such proposal is necessary to adequately address the needs of New Nextdoor after the Business Combination. Approval of the Charter Proposal is a condition to the consummation of the Business Combination. A brief summary the Charter Proposal is set forth below. This summary is qualified in its entirety by reference to the complete text of the Proposed Organizational Documents.
(a)To change KVSB’s name to “Nextdoor Holdings, Inc.”;
(b)To increase the number of authorized shares of KVSB Class A common stock, KVSB Class B common stock and “blank check” preferred stock and to eliminate the authorized shares of KVSB Class K common stock;

(c)To provide that holders of New Nextdoor Class A common stock will be entitled to one vote per share of New Nextdoor Class A common stock and holders of New Nextdoor Class B common stock will be entitled to ten votes per share of New Nextdoor Class B common stock;
(d)To require that stockholders only act at annual and special meeting of the corporation and not by written consent;
(e)To eliminate the current limitations in place on the corporate opportunity doctrine;
(f)To establish the required vote thresholds for approving amendments to the Proposed Charter as follows: (i) at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the New Nextdoor board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock, provided that if two-thirds of the New Nextdoor board of directors has approved such amendment only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to amend the Proposed Charter, (ii) at least two-thirds of the voting power of the New Nextdoor Class B common stock will be required to amend certain provisions relating to the New Nextdoor Class B common stock and take certain other actions that impact the New Nextdoor Class B common stock, and (iii) the affirmative vote of holders of at least 75% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, will be required to amend certain provisions of the Proposed Charter relating to the terms of the New Nextdoor Class A common stock or New Nextdoor Class B common stock; and
(g)To approve all other changes including eliminating certain provisions related to special purpose acquisition corporations that will no longer be relevant following the Closing.
The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and KVSB encourages stockholders to carefully review the information set out in the section entitled “Charter Proposal” and the full text of the Proposed Organizational Documents of New Nextdoor.
Advisory Charter Amendment Proposals
Assuming the BCA Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal are approved, KVSB’s stockholders are also being asked to approve the Advisory Charter Amendment Proposals in connection with the replacement of the Existing Charter with the Proposed Charter under the DGCL. In accordance with SEC guidance, this proposal is being presented separately and will be voted upon on a non-binding advisory basis. The KVSB Board has approved the Advisory Charter Amendment Proposals and believes such proposals are necessary to adequately address the needs of New Nextdoor after the Business Combination.
(a)Advisory Charter Amendment Proposal A — To change KVSB’s name to “Nextdoor Holdings, Inc.”;
(b)Advisory Charter Amendment Proposal B — To increase the number of authorized shares of New Nextdoor Class A common stock, New Nextdoor Class B common stock and “blank check” preferred stock and to eliminate the authorized shares of KVSB Class K common stock;
(c)Advisory Charter Amendment Proposal C — To provide that holders of New Nextdoor Class A common stock will be entitled to one vote per share of New Nextdoor Class A common stock and holders of New Nextdoor Class B common stock will be entitled to ten votes per share of New Nextdoor Class B common stock;
(d)Advisory Charter Amendment Proposal D — To require that stockholders only act at annual and special meeting of the corporation and not by written consent;
(e)Advisory Charter Amendment Proposal E — To eliminate the current limitations in place on the corporate opportunity doctrine;

(f)Advisory Charter Amendment Proposal F — To establish the required vote thresholds for approving amendments to the Proposed Charter as follows: (i) at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the New Nextdoor board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock, provided that if two-thirds of the New Nextdoor board of directors has approved such amendment only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to amend the Proposed Charter, (ii) at least two-thirds of the voting power of the New Nextdoor Class B common stock will be required to amend certain provisions relating to the New Nextdoor Class B common stock and take certain other actions that impact the New Nextdoor Class B common stock, and (iii) the affirmative vote of holders of at least 75% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, will be required to amend certain provisions of the Proposed Charter relating to the terms of the New Nextdoor Class A common stock or New Nextdoor Class B common stock; and
(g)Advisory Charter Amendment Proposal G — To approve all other changes including eliminating certain provisions related to special purpose acquisition corporations that will no longer be relevant following the Closing.
Stock Issuance Proposal
Assuming the BCA Proposal, the Charter Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal are approved, KVSB’s stockholders are also being asked to approve the Stock Issuance Proposal. For additional information, see the section entitled “Stock Issuance Proposal.”
Equity Incentive Plan Proposal
Assuming the BCA Proposal, the Charter Proposal, the Stock Issuance Proposal and the ESPP Proposal are approved, KVSB’s stockholders are also being asked to approve the Equity Incentive Plan. For additional information, see the section entitled “Equity Incentive Plan Proposal.”
ESPP Proposal
Assuming the BCA Proposal, the Charter Proposal, the Stock Issuance Proposal and the Equity Incentive Plan Proposal are approved, KVSB’s stockholders are also being asked to approve the ESPP. For additional information, see the section entitled “ESPP Proposal.”
Adjournment Proposal
If, based on the tabulated vote, there are not sufficient votes at the time of the special meeting to authorize KVSB to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the KVSB Board may submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see “Adjournment Proposal.”
KVSB’s Board of Directors’ Reasons for the Business Combination
KVSB was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
In evaluating the Business Combination, the KVSB Board consulted with KVSB’s management and considered a number of factors. In particular, the KVSB Board considered, among other things, the following factors, although not weighted or in any order of significance:
•Network effects plus online and offline connection is unique. The KVSB Board considered the fact that Nextdoor’s business can strengthen as its community scales. Nextdoor’s focus on physical neighborhoods has allowed it to optimize its product and strategy to drive neighbor growth and engagement on its platform. Historically, as neighborhood adoption increased, activity among neighbors also increased, adding more relevant local content. This has prompted more engagement from other neighbors, leading to further growth through word of mouth and an enhanced overall experience that strengthens neighbor retention. Other major stakeholders in the neighborhood, such as businesses and public agencies also contribute to this flywheel of growth. Further, the KVSB Board believes that the Nextdoor platform is unique in its ability to enable online and real-world connections between neighbors, businesses, and public agencies which are a valuable part of the neighborhood ecosystem.
•Each social link is highly valuable because most commerce is local. The KVSB Board considered the fact that each social link on Nextdoor is highly valuable because most commerce is local. Nextdoor neighbors tend to be in an advertiser-friendly demographic: as of December 2020, 61% were women, 93% were over 25 years old, 79% were homeowners, and they had a median annual income of $90,000. Consumer behavior has changed during the pandemic, with an increasing interest and involvement in day-to-day local activities.
•Robust current digital advertising market and future potential revenue models. The KVSB Board considered the fact that the total global digital advertising market for consumers is large and expanding and that Nextdoor has developed a suite of highly engaging digital ad formats such as video and maps, self-serve advertising capabilities, measurement tools, and a vertically-focused sales force to capture a greater share of digital advertising spend. In addition the KVSB Board considered the fact that Nextdoor has the potential to build new revenue streams over time, including potential monetization opportunities from Nextdoor’s Finds marketplace, the facilitation of local commerce, home services, real estate, and local events.
•Many growth vectors for revenue. The KVSB Board considered the fact that Nextdoor is in the early stages of monetizing its platform. However, the KVSB Board also considered the fact that Nextdoor seems well positioned to scale its advertising business and to develop new revenue streams, and that there is potential for international expansion both in terms of users and monetization of international users.
•Competitive position is strong: hard and slow early network to build. The KVSB Board considered the fact that Nextdoor competes in almost every aspect of its business with companies that provide a variety of internet products, services, content, and online advertising, including Facebook, Google, Pinterest, Snap, and Twitter. However, the KVSB Board also considered the fact that unlike these competitors, Nextdoor has been singularly focused, over an extended period of time, on creating and strengthening its neighborhood networks (which contain both physical and digital aspects).
•Team well positioned for acceleration and execution. The KVSB Board considered the fact that Nextdoor after the business combination will be led by the senior management team of Nextdoor. The KVSB Board also believes that the willingness of Nextdoor's management team to roll over their equity stake and subject their equity stakes to prohibitions on the transfer of their Nextdoor equity for a period of time following the consummation of the Business Combination reflected management’s belief in and commitment to Nextdoor’s continued growth following the consummation of the Business Combination.
•Backed by strong investor syndicate. Nextdoor’s existing investors include Benchmark Capital, Shasta Ventures, Greylock Partners, and Tiger Global. The KVSB Board believes these investors provide additional validation to Nextdoor's business strategies, innovation and high-growth potential.
•Financial analysis conducted by KVSB. The financial analysis conducted by KVSB’s management team and reviewed by the KVSB Board supported the equity valuation of Nextdoor. See the section entitled “— Projected Financial Information.”
•Other alternatives. The KVSB Board believes, after a review of other business combination opportunities reasonably available to KVSB, that the Business Combination represents the best initial business combination for KVSB and the most attractive opportunity for KVSB’s management to accelerate its business plan based upon the process used to evaluate and assess other potential acquisition targets, and the KVSB Board’s belief that such process has not presented a better alternative.
•Negotiated transaction. The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between KVSB and Nextdoor.
For a more complete description of the KVSB board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the KVSB board of directors, see the section entitled “BCA Proposal — KVSB’s Board of Directors’ Reasons for the Business Combination.”
Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see the section entitled “BCA Proposal — Related Agreements.”
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, KVSB, the Sponsor, Nextdoor and the Persons set forth on Schedule I thereto entered into the Sponsor Support Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex J (the “Sponsor Support Agreement”).
Pursuant to the Sponsor Support Agreement, the Sponsor and each director and officer of KVSB agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby, (ii) waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of KVSB common stock held by them, (iii) vote for any amendments to the governing documents as are necessary to convert all shares of KVSB Class K common stock and KVSB Class B common stock into an aggregate of 10,408,603 shares of New Nextdoor Class A common stock at the Closing, and (iv) waive any adjustments to the conversion ratio that would otherwise have been applicable for a conversion into any amount in excess of such amount (the “Sponsor Share Conversion”), in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. For additional information, see the section entitled “BCA Proposal — Related Agreements — Sponsor Support Agreement.”
Nextdoor Stockholder Support Agreement
In connection with the execution of the Merger Agreement, KVSB entered into a support agreement with the certain equityholders and each director and executive officer of Nextdoor, a copy of which is attached to the accompanying proxy statement/prospectus as Annex G (the “Nextdoor Stockholder Support Agreement”). Pursuant to Nextdoor Stockholder Support Agreement, the equityholders and each director and executive officer of Nextdoor has agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, subject to the terms and conditions of Nextdoor Stockholder Support Agreement. For additional information, see the section entitled “BCA Proposal — Related Agreements — Nextdoor Stockholder Support Agreement.”
Lock-Up Agreements
Proposed Bylaws
Following the Closing of the Business Combination and pursuant to the Proposed Bylaws, certain of the former holders of Nextdoor common stock, Nextdoor Options, Nextdoor Restricted Stock Awards, Nextdoor RSUs or other equity awards outstanding immediately prior to the effective time of the Business Combination will not be permitted to sell, pledge, transfer or otherwise dispose of, or grant any option or purchase right with respect to, any shares of New Nextdoor Class A common stock or New Nextdoor Class B common stock issued to such holders pursuant to the Business Combination (“Lock-Up Shares”), or engage in any short sale, hedging transaction or other derivative security transaction involving the Lock-Up Shares, for a lock-up period commencing on the closing date of the Business Combination until 180 days following the closing of the Business Combination, subject to customary exceptions, including if, after Closing, New Nextdoor completes a transaction that results in a change of control, the

Lock-up Shares are released from restriction immediately prior to such change of control. For additional information, see the section entitled “BCA Proposal — Related Agreements — Lock-Up Agreements — Proposed Bylaws.”
Sponsor Lock-Up Agreements
The Sponsor Lock-Up Agreements contain certain restrictions on transfer with respect to shares of KVSB common stock held by the Sponsor and certain affiliated individuals (the “Sponsor Holders”) immediately following the Closing of the Business Combination (other than shares purchased in the public market, shares purchased in the PIPE Investment or shares purchased pursuant to the Forward Purchase Agreement) (the “Sponsor Holders Lock-up Shares”). Such restrictions begin at the Closing and end on the date that is one year after the Closing of the Business Combination, subject to certain customary exceptions, including if, after Closing, New Nextdoor completes a transaction that results in a change of control, the Sponsor Holders Lock-up Shares are released from restriction immediately prior to such change of control. For additional information, see the section entitled “BCA Proposal — Related Agreements — Lock-Up Agreements — Sponsor Lock-Up Agreements.”
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing of the Business Combination, New Nextdoor, the Sponsor and certain former stockholders of Nextdoor (the “Nextdoor Stockholders”), will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New Nextdoor will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Nextdoor common stock and other equity securities of New Nextdoor that are held by the parties thereto from time to time. For additional information, see the section entitled “BCA Proposal — Related Agreements — Registration Rights Agreement.”
PIPE Subscription Agreements
In connection with the execution of the Merger Agreement, KVSB entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 27,000,000 shares of New Nextdoor common stock at $10.00 per share for an aggregate commitment amount of $270,000,000. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreement is conditioned upon, among other things, (i) no governmental authority shall have issued, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated by the Subscription Agreement illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; (ii) all conditions precedent to the closing of the Business Combination set forth in the Merger Agreement, including all necessary approvals of KVSB’s and Nextdoor’s stockholders and regulatory approvals, if any, shall have been satisfied or waived; (iii) the terms of the Merger Agreement shall not have been amended or modified, or any condition waived, in a manner that would be reasonably expected to be materially adverse to the economic benefits that the PIPE Investors would reasonably expect to receive under the Subscription Agreement, (iv) there shall be no amendment, waiver or modification to the Other Subscription Agreements (as defined in the Subscription Agreements) that materially benefits the other investors thereunder unless the Investor has been offered the same benefits in writing, (v) all representations and warranties of the parties hereto contained in this Subscription Agreements shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, KVSB Material Adverse Effect or Investor Material Adverse Effect (each, as defined in the Subscription Agreements), as applicable, which shall be true and correct in all respects, (f) each party shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreements to be performed, satisfied or complied with by it at or prior to the Closing (as defined in the Subscription Agreements), (vii) no suspension of the qualification of the KVSB common stock for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred, and the subscribed shares of New Nextdoor Class A common stock shall have been approved for listing on the stock exchange, subject to official notice of issuance and (viii) solely in the case of a PIPE Investor, if requested by the PIPE Investor, a cross receipt executed by KVSB and delivered to the PIPE Investor certifying that it has received the Subscription Amount (as defined in the Subscription Agreement)

from the PIPE Investor as of the Closing (as defined in the Subscription Agreements). For additional information, see the section entitled “BCA Proposal — Related Agreements — PIPE Subscription Agreements.”
Forward Purchase Agreement
In connection with the closing of KVSB’s initial public offering, the Sponsor entered into the Forward Purchase Agreement pursuant to which the Sponsor (together with any permitted transferees under the Forward Purchase Agreement) agreed to purchase, upon the closing of KVSB’s initial business combination, an aggregate of up to 1,000,000 shares of KVSB Class A common stock, for an aggregate purchase price of up to $10,000,000, or $10.00 per share, of KVSB Class A common stock. The proceeds from the sale of these forward-purchase shares, together with the amounts available to KVSB from the trust account (after giving effect to any redemptions of public shares) and any other equity or debt financing obtained by it in connection with the Business Combination, will be used to satisfy the cash requirements of the Business Combination, including funding the purchase price and paying expenses and retaining specified amounts to be used by the post-Business Combination company for working capital or other purposes. To the extent that the amounts available from the trust account and other financing are sufficient for such cash requirements, the Sponsor may purchase less than 1,000,000 forward-purchase shares.
Ownership of New Nextdoor following Business Combination
As of the date of this proxy statement/prospectus, KVSB had 52,767,100 shares of KVSB common stock issued and outstanding, which includes the 10,000,000 founder shares held by the Sponsor (including KVSB’s independent directors), 1,132,688 private placement shares and 41,634,412 public shares.
It is anticipated that, following the Business Combination, (1) KVSB’s public stockholders are expected to own approximately 10.9% of the outstanding New Nextdoor common stock (and 1.3% of the voting power of the New Nextdoor common stock), (2) Nextdoor Stockholders (without taking into account any public shares held by Nextdoor Stockholders prior to the consummation of the Business Combination) are expected to own approximately 79.1% of the outstanding New Nextdoor common stock (and 97.4% of the voting power of the New Nextdoor common stock), (3) the Sponsor and related parties are expected to own approximately 3.0% of the outstanding New Nextdoor common stock (and 0.4% of the voting power of the New Nextdoor common stock) and (4) the PIPE Investors are expected to own approximately 7.0% of the outstanding New Nextdoor common stock (and 0.9% of the voting power of the New Nextdoor common stock). These percentages assume (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) the exclusion of (a) an estimated 61,357,864 shares of New Nextdoor Class B common stock reserved for potential future issuance upon the exercise of New Nextdoor Options and settlement of New Nextdoor RSUs or New Nextdoor Restricted Stock Awards and (b) an estimated 180,492 shares of New Nextdoor Class B common stock related to certain entitlements to receive Nextdoor common stock pursuant to the terms of the Pixel Labs Merger Agreement, which were canceled and converted into the right to receive New Nextdoor Class B common stock equal to the Exchange Ratio multiplied by the number of Nextdoor common stock held by such holder immediately prior to the Effective Time, (iii) the inclusion of New Nextdoor Class B common stock issued as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 303,175,793 shares of New Nextdoor Class B common stock, (iv) New Nextdoor issues 27,000,000 shares of New Nextdoor Class A common stock to the PIPE Investors pursuant to the PIPE Investment, (v) New Nextdoor issues zero shares of New Nextdoor common stock to Sponsor (together with any permitted transferees under the Forward Purchase Agreement) pursuant to the Forward Purchase Agreement, (vi) the conversion of all outstanding KVSB Class B common stock shares into an aggregate of 7,347,249 shares of New Nextdoor Class A common stock, (vii) the conversion of all outstanding private placement shares purchased by the Sponsor simultaneously with the consummation of the initial public offering of KVSB into an aggregate of 1,132,688 shares of New Nextdoor Class A common stock and (viii) the conversion of all outstanding KVSB Class K common stock shares into an aggregate of 3,061,354 shares of New Nextdoor Class A common stock. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing stockholders in the combined company will be different.

The following table illustrates varying ownership levels in New Nextdoor immediately following the consummation of the Business Combination based on the assumptions above.

	Share Ownership in New Nextdoor
	Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)(5)
	Class A	Class B(2)			Class A		Class B(2)
	Number of Shares	Number of Shares	% Ownership	% Voting	Number of Shares		Number of Shares	% Ownership	% Voting
Nextdoor stockholders(1)	—	303,175,793	79.1%	97.4%	—		303,175,793	84.3%	98.2%
KVSB Sponsor and related parties(6)	11,541,291	—	3.0%	0.4%	12,541,291	(4)	—	3.5%	0.4%
KVSB public stockholders	41,634,412	—	10.9%	1.3%	16,801,813		—	4.7%	0.5%
PIPE Investors(3)	27,000,000	—	7.0%	0.9%	27,000,000		—	7.5%	0.9%
Total	80,175,703	303,175,793	100.0%	100%	56,343,104		303,175,793	100.0%	100.0%
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(1)Excludes an estimated 61,357,864 shares of New Nextdoor Class B common stock (or 47,056,643 shares of New Nextdoor Class B common stock assuming that all Nextdoor Awards are net settled at a deemed value of $10.00 per share and a weighted-average exercise price for the New Nextdoor Options of $2.36 per share after giving effect to the Exchange Ratio) to be reserved for potential future issuance upon the exercise or settlement of New Nextdoor Options, New Nextdoor Restricted Stock Awards, and New Nextdoor RSUs and excludes an estimated 180,492 shares of New Nextdoor Class B common stock related to certain entitlements pursuant to the Pixel Labs Merger Agreement. Also excludes the PIPE Investment made by the Nextdoor PIPE Investors.
(2)Nextdoor stockholders convert into New Nextdoor Class B common stock with 10:1 voting rights.
(3)Reflects the sale and issuance of 27,000,000 shares of New Nextdoor Class A common stock to PIPE Investors, which includes 750,000 shares of New Nextdoor Class A common stock to the Sponsor Related PIPE Investors and 4,500,000 shares of New Nextdoor Class A common stock to the Nextdoor PIPE Investors, including 500,000 shares of New Nextdoor Class A common stock to Nextdoor's Chief Executive Officer and President, at a purchase price of $10.00 per share pursuant to the PIPE Investment.
(4)Reflects the sale and issuance of 1,000,000 shares of New Nextdoor Class A common stock to the Sponsor at a purchase price of $10.00 per share pursuant to the Forward Purchase Agreement. The Sponsor will only be required to purchase additional shares under the Forward Purchase Agreement if the Minimum Cash Condition would not otherwise be satisfied and therefore is only reflected in the Maximum Redemptions scenario.
(5)Assumes maximum redemptions of 24,832,599 public shares of KVSB's Class A common stock in connection with the Transactions at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of June 30, 2021 and still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million after giving effect to the proceeds from the PIPE Investment, the payment of the estimated transaction costs, and the proceeds from the Sponsor Forward Purchase Agreement.
(6)Excludes the PIPE Investment made by the Sponsor Related PIPE Investors and includes shares held by members of the board of directors of KVSB. Reflects the conversion of the holdings of KVSB Sponsor and its related parties to New Nextdoor Class A common stock in connection with the Closing.

Date, Time and Place of Special Meeting of KVSB’s Stockholders
The special meeting of the stockholders of KVSB will be held virtually via live webcast at www.virtualshareholdermeeting.com/KVSB2021SM at 11:00 A.M Eastern Time, on November 2, 2021, to consider and vote upon the proposals to be put to the special meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, each of the Condition Precedent Proposals have not been approved.
Voting Power; Record Date
KVSB stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned common stock at the close of business on October 6, 2021, which is the “record date” for the special meeting. Stockholders will have one vote for each share of common stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were 52,767,100 shares of common stock issued and outstanding, of which 41,634,412 were issued and outstanding public shares.

Quorum and Vote of KVSB Stockholders
A quorum of KVSB stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if the holders of outstanding KVSB common stock representing a majority of the voting power of all outstanding shares entitled to vote at the special meeting are represented in person or by proxy at the special meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting. As of the record date for the special meeting, an aggregate of 23,883,551 shares of KVSB Class A common stock and KVSB Class B common stock (on as as-converted basis) would be required to achieve a quorum.
The Sponsor has agreed to vote all of its common stock in favor of the proposals being presented at the special meeting. As of the date of this proxy statement/prospectus, the Sponsor (including KVSB’s independent directors) owns issued and outstanding KVSB common stock representing 16.9% of the outstanding voting power on an as-converted basis, and 12.8% of the outstanding voting power on a per actual share basis.
The proposals presented at the special meeting require the following votes:
•BCA Proposal. The approval of the BCA Proposal requires the affirmative vote of holders of a majority of the shares of KVSB Class A common stock and KVSB Class B common stock that are voted at the special meeting. Assuming the minimum number of shares of KVSB Class A common stock and KVSB Class B common stock representing a quorum are present and voted, and assuming that all shares of KVSB Class B common stock and all private placement shares are present and voted in favor of the BCA Proposal, a total of 5,809,088 public shares would need to be voted in favor of the BCA Proposal.
•Charter Proposal. The approval of the Charter Proposal requires (1) the affirmative vote of holders of a majority of the voting power of the outstanding shares of KVSB Class A common stock and KVSB Class B common stock, voting together as a single class, (2) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class K common stock, voting separately as a series (which consent has already been obtained prior to the special meeting) and (3) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class B common stock, voting separately as a series. The parties have also agreed to condition the Charter Proposal on the affirmative vote of the holders of a majority of the shares of KVSB Class A common stock then outstanding and entitled to vote thereon, voting separately as a single series.
•Advisory Charter Amendment Proposals. The approval of the Advisory Charter Amendment Proposals require the affirmative vote of holders of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
•Stock Issuance Proposal. The approval of the Stock Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
•Equity Incentive Plan Proposal. The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
•ESPP Proposal. The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
•Adjournment Proposal. The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class.
Redemption Rights
Pursuant to the Existing Organizational Documents, a public stockholder may request of KVSB that New Nextdoor redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
•hold public shares;
•submit a written request, in which you identify yourself as a beneficial holder and provide your legal name, phone number and address, to Continental Stock Transfer & Trust Company (“Continental”), KVSB’s transfer agent, that New Nextdoor redeem all or a portion of your public shares for cash; and
•deliver your public shares to Continental, KVSB’s transfer agent, physically or electronically through DTC.
Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on October 29, 2021 (two business days before the special meeting) in order for their shares to be redeemed.
Public stockholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, KVSB’s transfer agent, New Nextdoor will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 29, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Business Combination and, accordingly, it is shares of New Nextdoor common stock that will be redeemed immediately after consummation of the Business Combination. See the section entitled “Special Meeting of KVSB — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote. Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and each director of KVSB have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor (including KVSB’s independent directors) owns issued and outstanding KVSB common stock representing 16.9% of the outstanding voting power on an as-converted basis, and 12.8% of the outstanding voting power on a per actual share basis.
Appraisal Rights
KVSB stockholders do not have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. KVSB has engaged D.F. King to assist in the solicitation of proxies.
If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the special meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of KVSB — Revoking Your Proxy.”
Interests of KVSB’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of the KVSB Board in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and KVSB’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of KVSB stockholders generally. These interests include, among other things, the interests listed below:
•Prior to KVSB’s initial public offering, the Sponsor purchased 10,000,000 founder shares, for $0.0025 per share. Subsequent to the share capitalization, the Sponsor transferred 40,000 founder shares to each of Enrico Gaglioti, Anita Sands and Dmitri Schlosser, KVSB’s independent directors. If KVSB does not consummate a business combination by the Liquidation Date, it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such event, the 10,000,000 founder shares owned by the Sponsor and KVSB’s independent directors would be worthless because following the redemption of the public shares, KVSB would likely have few, if any, net assets and because the Sponsor and KVSB’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of the 10,000,000 founder shares held by them if KVSB fails to complete a business combination within the required period. Additionally, in such event, the 1,132,688 private placement shares purchased by the Sponsor simultaneously with the consummation of the initial public offering for an aggregate purchase price of $11.3 million, will also expire worthless. Mr. Kaul, KVSB’s Chairman and Chief Executive Officer, also has an economic interest in such private placement shares and in the 9,880,000 founder shares owned by the Sponsor. The 10,232,269 shares of New Nextdoor Class A common stock into which the 9,880,000 founder shares held by the Sponsor will automatically convert in connection with the Merger, if unrestricted, fully vested and freely tradable, would have had an aggregate market value of approximately $103.7 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Nextdoor Class A common stock will be subject to certain lock-up restrictions, KVSB believes such shares may have less value. The 176,334 shares of New Nextdoor Class A common stock into which the 120,000 founder shares held by KVSB’s independent directors will automatically convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.8 million based upon the closing price of $10.13 per share on the Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 1,132,688 private placement shares held by the Sponsor, if unrestricted and freely tradable, would have had an aggregate market value of approximately $11.5 million based upon the closing price of $10.13 per share on the Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The Sponsor Related PIPE Investors have subscribed for $7,500,000 of the PIPE Investment, for which they will receive 750,000 shares of New Nextdoor Class A common stock, which, if unrestricted and freely tradable, would have had an aggregate market value of approximately $7.6 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Based on the difference in the purchase price of $0.0025 that the Sponsor paid for the founder shares, as compared to the purchase price of $10.00 per share of KVSB Class A common stock sold in the initial public offering, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the share price of New Nextdoor Class A common stock after the Closing falls below the price initially paid for the KVSB Class A common stock in the initial public offering and the public stockholders experience a negative rate of return on their investment following the Closing of the Business Combination.
•The Sponsor (including its representatives and affiliates) and KVSB’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to KVSB. For example, certain officers and directors of KVSB, who may be considered an affiliate of the Sponsor, have also recently incorporated Khosla Ventures Acquisition Co. I (“KVSA”), Khosla Ventures Acquisition Co. III (“KVSC”) and Khosla Ventures Acquisition Co. IV (“KVSD”), each of which is a blank check company incorporated as a Delaware corporation for the purpose of effecting their respective initial business combinations. Mr. Kaul is Chairman and Chief Executive Officer and Mr. Buckland is Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of each of KVSB, KVSC and KVSD. Additionally, Mr. Shklovsky is a director of KVSA. The Sponsor and KVSB’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to KVSB completing its initial business combination. Moreover, certain of KVSB’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. KVSB’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to KVSB, and the other entities to which they owe certain fiduciary or contractual duties, including KVSA, KVSC and KVSD. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in KVSB’s favor and such potential business opportunities may be presented to other entities prior to their presentation to KVSB, subject to applicable fiduciary duties under the DGCL. KVSB’s Existing Organizational Documents provide that KVSB renounces its interest in any corporate opportunity offered to any director or officer of KVSB.
•The Sponsor Related PIPE Investor has subscribed for $7.5 million of the PIPE Investment, for which they will receive up to 750,000 shares of New Nextdoor Class A common stock. Mr. Kaul has an economic interest in the Sponsor Related PIPE Investor. The 750,000 shares of New Nextdoor Class A common stock which the Sponsor Related PIPE Investor has subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of approximately $7.6 million based upon the closing price of $10.13 per share on the Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. See the section entitled “Certain Relationships and Related Person Transactions — KVSB — Subscription Agreements.”
•KVSB’s existing directors and officers will be eligible for continued indemnification and continued coverage under KVSB’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.
•In the event that KVSB fails to consummate a business combination within the prescribed time frame (pursuant to the Existing Organizational Documents), or upon the exercise of a redemption right in connection with the Business Combination, KVSB will be required to provide for payment of claims of creditors that were not waived that may be brought against KVSB within the ten years following such redemption. In order to protect the amounts held in KVSB’s trust account, the Sponsor has agreed that it will be liable to KVSB if and to the extent any claims by a third party (other than KVSB’s independent auditors) for services rendered or products sold to KVSB, or a prospective target business with which KVSB has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to fund KVSB’s working capital requirements, subject to an annual limit of $500,000, and/or to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of KVSB’s initial public offering against certain liabilities, including liabilities under the Securities Act.
•KVSB’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on KVSB’s behalf, such as identifying and investigating possible business targets and business combinations. KVSB expects to incur approximately $28.3 million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account), and to the extent that KVSB’s officers and directors or their affiliates are advancing any of these expenses on behalf of KVSB, they are entitled to reimbursement of such payments. However, if KVSB fails to consummate a business combination by the Liquidation Date, they will not have any claim against the trust account for reimbursement. Accordingly, KVSB may not be able to reimburse the expenses advanced by KVSB’s officers and directors or their affiliates if the Business Combination, or another business combination, is not completed by the Liquidation Date.
•Pursuant to the Registration Rights Agreement, the Sponsor and the Sponsor Related PIPE Investor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Nextdoor common stock held by such parties following the consummation of the Business Combination.
The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote. Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and each director of KVSB have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor (including KVSB’s independent directors) owns issued and outstanding shares of KVSB common stock representing 16.9% of the outstanding voting power on an as-converted basis, and 12.8% of the outstanding voting power on a per actual share basis.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or KVSB’s securities, the Sponsor, Nextdoor or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of KVSB’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Nextdoor or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the BCA Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal by a requisite vote of our stockholders, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) KVSB’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.
Entering into any such arrangements may have a depressive effect on the common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. KVSB will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the special meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Interests of Nextdoor’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of the KVSB Board in favor of approval of the BCA Proposal, you should keep in mind that Nextdoor’s directors and executive officers may have interests in such proposal that are different from, or in addition to, those of KVSB stockholders generally. These interests include, among other things, the interests listed below:
•Sarah Friar. Ms. Friar, Nextdoor’s Chief Executive Officer and President, has agreed to subscribe for and purchase 500,000 shares of New Nextdoor Class A common stock at $10.00 per share in the PIPE Investment on the same terms and conditions as the other PIPE Investors, for aggregate proceeds of $5,000,000. Such shares of New Nextdoor Class A common stock would have had an estimated aggregate value of $5.1 million based on the closing price of $10.13 per public share on Nasdaq on September 29, 2021, the closing price on the record date. In addition, in March 2021, Ms. Friar was granted a stock option award to purchase 743,184 shares of Nextdoor common stock, with an aggregate grant date fair value of $8,513,428, which will vest upon closing of the Business Combination, subject to Ms. Friar’s continuous employment through such date.
•Severance Agreements. Prior to the Business Combination it is expected that New Nextdoor will enter into individual change-in-control and severance agreements (“Severance Agreements”) with the current executive officers of Nextdoor. Under each Severance Agreement, the applicable executive officer who is terminated by New Nextdoor without cause or who resigns for good reason outside of a change in control (each such term as defined in each Severance Agreement) will receive, in exchange for a customary release of claims: (i) a severance payment of six months base salary in a cash lump sum and (ii) payment of premiums for continued medical benefits for up to six months following termination. In addition, if an executive officer’s employment is terminated by New Nextdoor without cause or by an executive for good reason within the three months preceding a change in control (but after a legally binding and definitive agreement for a potential change of control has been executed) or within the twelve months following a change in control, the Severance Agreements provide the following benefits in exchange for a customary release of claims: (i) a severance payment of twelve months’ base salary and then-current target bonus opportunity at 100% achievement of target paid in a cash lump sum, (ii) full acceleration of time-vesting equity awards and accelerated vesting of performance-vesting equity awards at the greater of (x) actual performance through the date of termination or (y) target level (unless an individual equity award agreement provides otherwise), and (iii) payment of premiums for continued medical benefits for up to twelve months following termination. See the section entitled “Management of New Nextdoor Following the Business Combination — Executive Offer Letters — Severance Agreements” for further discussion.
Recommendation to Stockholders of KVSB
The KVSB Board believes that the BCA Proposal and the other proposals to be presented at the special meeting are in the best interest of KVSB’s stockholders and unanimously recommends that its stockholders vote “FOR” the BCA Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Charter Proposal, “FOR” the Advisory Charter Amendment Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination. These figures assume that (i) no public stockholders exercise their redemption rights in connection with the Business Combination or our extension proposal, (ii) all outstanding shares of capital stock of Nextdoor will be cancelled in exchange for the right to receive an aggregate of 303,175,793 shares of New Nextdoor Class B common stock (at a deemed value of $10.00 per share) and (iii) all outstanding Nextdoor Awards outstanding as of immediately prior to the Closing will be converted into awards to purchase an aggregate of 47,056,643 shares of New Nextdoor Class B common stock (at a deemed value of $10.00 per share and a weighted-average exercise price for the New Nextdoor Options of $2.36 per share after giving effect to the Exchange Ratio and assuming that all Nextdoor Awards are net settled) and 180,492 shares of New Nextdoor Class B common stock will be reserved for issuance pursuant to the Pixel Labs Merger Agreement, representing a pre-transaction equity value of Nextdoor of $3.5 billion. If the actual facts are different from these assumptions, the below figures will be different.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	$416	Equity consideration to Nextdoor Stockholders	$3,500
PIPE Investment(2)	270	Cash to balance sheet	638
Nextdoor rollover equity	3,500	Estimated transaction expenses(3)	48
Total sources	$4,186	Total uses	$4,186
__________________
(1)Calculated as of June 30, 2021.
(2)Shares issued in the PIPE Investment are at a deemed value of $10.00 per share.
(3)Includes deferred underwriting commission of $14.6 million. Such deferred underwriting commissions are equal to 3.5% of the aggregate proceeds of the initial public offering of KVSB, and will be payable if and when a Business Combination is consummated. Such deferred underwriting commission will not otherwise be adjusted based on the amount of redemptions. Assuming the maximum redemptions of an aggregate of $248.3 million (which is derived from the number of shares that could be redeemed in connection with the Transactions at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of June 30, 2021 and still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million, after giving effect to the (i) proceeds from the PIPE Investment, (ii) payment of the estimated transaction costs incurred in connection with the Transactions of $48.0 million, including deferred underwriting commissions and unpaid offering costs from KVSB’s initial public offering, and (iii) proceeds of $10.0 million from the Sponsor Forward Purchase Agreement), such deferred underwriting commissions would represent approximately 8.7% of the net proceeds of the initial public offering of KVSB after giving effect to such redemptions. Assuming redemptions of an aggregate of $124.2 million (which is half of the maximum redemptions set forth above), such deferred underwriting commissions would represent approximately 5.0% of the net proceeds of the initial public offering of KVSB after giving effect to such redemptions.
U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Merger
Nextdoor and KVSB intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of this registration statement, Nextdoor is receiving an opinion of legal counsel, based on certain factual representations from Nextdoor and KVSB and certain customary factual assumptions, to the effect that the Merger will qualify as a “reorganization.” It is not, however, a condition to the completion of the Merger that any of the parties receive an opinion of counsel as to the tax consequences of the Merger. Further, no ruling has been, or will be, sought by Nextdoor or KVSB from the IRS with respect to the Merger and there can be no assurance that the IRS will not challenge the qualification of the Merger as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge.
Assuming that the Business Combination qualifies as a reorganization under the provisions of section 368(a) of the Code, the following tax consequences generally will result to U.S. Holders who exchange stock of Nextdoor for New Nextdoor Class B common stock:

U.S. Holders receiving New Nextdoor Class B common stock in exchange for common stock of Nextdoor will recognize neither gain nor loss. The aggregate tax basis of the New Nextdoor Class B common stock received by a U.S. Holder in the Merger generally will be the same as the aggregate tax basis of common stock of Nextdoor surrendered in exchange therefor. The holding period of New Nextdoor Class B common stock received by a U.S. Holder in the Merger will include the holding period of the common stock of Nextdoor surrendered therefor by the U.S. Holder in the Merger. The tax consequences of the transactions to each Nextdoor stockholder may depend on such holder’s particular facts and circumstances. Nextdoor stockholders should consult with their tax advisors regarding the tax consequences of the Merger and the requirements that must be satisfied in order for the Merger to qualify as a reorganization under Section 368(a) of the Code. For more information, please see “U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Merger.”
Expected Accounting Treatment of the Transactions
The Business Combination
We expect the Transactions to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, KVSB is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Transactions are expected to be reflected as the equivalent of Nextdoor issuing stock for the net assets of KVSB, accompanied by a recapitalization. The net assets of KVSB will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Nextdoor. See the sections entitled “BCA Proposal — Expected Accounting Treatment of the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information.”
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (‘‘FTC’’), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On July 19, 2021, KVSB and Nextdoor filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. The waiting period expired at 11:59 p.m. (ET) on August 18, 2021.
At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. KVSB cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, KVSB cannot assure you as to its result.
None of KVSB nor Nextdoor are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Emerging Growth Company
KVSB is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in KVSB’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. KVSB has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, KVSB, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of KVSB’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of KVSB’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.
Risk Factors
In evaluating the proposals to be presented at the KVSB special meeting, a stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” Such risks include, but are not limited to:
Risks Related to Nextdoor’s Business and Industry
•Nextdoor has a limited operating history at the current scale of its business and is still scaling up its monetization efforts, which makes it difficult to evaluate its current business and future prospects, and there is no assurance it will be able to scale its business for future growth.
•Nextdoor currently generates substantially all of its revenue from advertising. If advertisers reduce or eliminate their spending with Nextdoor, Nextdoor’s business, operating results, and financial condition would be adversely impacted.
•Nextdoor’s ability to attract and retain advertisers depends on its ability to collect and use data and develop products to enable it to effectively deliver and accurately measure advertisements on the Nextdoor platform.
•Nextdoor’s business is highly competitive. Competition presents an ongoing threat to the success of Nextdoor’s business.
•Nextdoor’s business is dependent on its ability to maintain and scale its product offerings and technical infrastructure, and any significant disruption in the availability of Nextdoor’s platform could damage Nextdoor’s reputation, result in a potential loss of neighbors and engagement, and adversely affect Nextdoor’s business, operating results, and financial condition.
•If Nextdoor’s efforts to build strong brand identity and reputation are not successful, it may not be able to attract or retain neighbors, and its business, operating results, and financial condition will be adversely affected.

•Health epidemics, including the COVID-19 pandemic have had or could have an adverse impact on Nextdoor’s business, operations and the markets and communities in which Nextdoor, its partners and its customers operate. In addition, during the COVD-19 pandemic, Nextdoor experienced an increase in neighbor growth and engagement and there is no guarantee that Nextdoor will be able to maintain its neighbor growth and engagement as the COVID-19 pandemic subsidies.
•Nextdoor plans to continue expanding its international operations where it has limited operating experience and may be subject to increased business, regulatory and economic risks that could seriously harm its business, operating results, and financial condition.
•Nextdoor plans to continue to make acquisitions, which could harm its financial condition or results of operations and may adversely affect the price of its Class A common stock.
•Nextdoor’s business depends largely on its ability to attract and retain talented employees, including senior management. If Nextdoor loses the services of Sarah Friar, its Chief Executive Officer, or other members of its senior management team, Nextdoor may not be able to execute on its business strategy.
•Nextdoor is dependent on third-party software and service providers, including the Google Ad Manager (“GAM”) platform, for management and delivery of advertisements on the Nextdoor platform. Any failure or interruption experienced by such third-parties, including as a result of the COVID-19 pandemic, could result in the inability of certain businesses to advertise on Nextdoor’s platform, and adversely impact Nextdoor’s business, operating results, and financial condition.
•Nextdoor relies on third-party software and service providers, including Amazon Web Services (“AWS”), to provide systems, storage and services for its platform. Any failure or interruption experienced by such third parties, including as a result of the COVID-19 pandemic, could result in the inability of neighbors and advertisers to access or utilize Nextdoor’s platform, and adversely impact Nextdoor’s business, operating results, and financial condition.
•Technologies have been developed that can block the display of advertisements on the Nextdoor platform, which could adversely impact its business, operating results, and financial condition.
•Distribution and marketing of, and access to, Nextdoor’s platform depends, in significant part, on a variety of third-party publishers and platforms (including mobile app stores, third-party payment providers, computer systems, and other communication systems and service providers). If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of Nextdoor’s platform in any material way, it could materially adversely affect Nextdoor’s business, operating results, and financial condition.
•Nextdoor’s ability to use its U.S. federal and state net operating losses to offset future taxable income may be subject to certain limitations which could subject Nextdoor’s business to higher tax liability.
•Taxing authorities in the U.S. and in foreign jurisdictions may successfully assert that Nextdoor should have collected or in the future should collect sales and use, gross receipts, value-added or similar taxes, and may successfully impose additional obligations on Nextdoor, and any such assessments or obligations could adversely affect Nextdoor’s business, operating results, and financial condition.
•Nextdoor’s use of “open source” software could subject it to possible litigation or could prevent it from offering products that include open source software or require it to obtain licenses on unfavorable terms.
Risks Related to the Business Combination and KVSB, and SPACs Generally
•Neither the KVSB board of directors nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.
•Since the Sponsor and KVSB’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our stockholders, a conflict of interest may have existed in determining whether the Business Combination with Nextdoor is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.
•Future resales of common stock after the consummation of the Business Combination may cause the market price of New Nextdoor’s securities to drop significantly, even if New Nextdoor’s business is doing well.
•New Nextdoor may be subject to securities litigation, which is expensive and could divert management attention.
•The dual class structure of New Nextdoor’s common stock will have the effect of concentrating voting power with Nextdoor’s management and other existing stockholders, which will limit your ability to influence the outcome of important transactions, including a change in control.
•KVSB has identified material weaknesses in its internal control over financial reporting as of June 30, 2021. If KVSB is unable to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in KVSB and materially and adversely affect its business and operating results, and as a result, the value of its common stock.
•KVSB and, following the Business Combination, New Nextdoor, may face litigation and other risks as a result of the material weakness in KVSB’s internal control over financial reporting.

SELECTED HISTORICAL FINANCIAL INFORMATION OF KVSB
KVSB is providing the following selected audited historical financial information to assist you in your analysis of the financial aspects of the Business Combination.
The selected audited historical financial information of KVSB for the period from January 29, 2021 (Inception) through June 30, 2021 was derived from the financial statements of KVSB included elsewhere in this proxy statement/consent solicitation statement/prospectus.
This information is only a summary and should be read in conjunction with KVSB’s financial statements and related notes and the sections entitled “KVSB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical results included below and elsewhere in this proxy statement/consent solicitation statement/prospectus are not indicative of the future performance of KVSB. All amounts are in U.S. dollars.

As of June 30,
2021 (Audited)
Balance Sheet Data:
Cash and cash equivalents	$978,280
Prepaid expenses	$653,392
Total current assets	$1,631,672
Marketable securities held in trust account	$416,350,445
Other assets	$476,172
Total assets	$418,458,289
Total current liabilities	$169,869
Deferred underwriting fees payable	$14,572,044
Class K Founder Shares derivative liability	$16,550,000
Total liabilities	$31,291,913
Class A common stock subject to possible redemption, 41,634,412 shares at $10.00 redemption value	$416,344,120
Total stockholders’ deficit	$(29,177,744)
Total Liabilities, Common Stock subject to Possible Redemption and Stockholders’ Deficit	$418,458,289

Inception-to-Date June 30,
2021 (Audited)
Statement of Operations Data:
Loss from operations	$(408,967)
Financing expenses on derivative classified instrument	(36,537,500)
Gain on marketable securities (net), dividends and interest, held in Trust Account	6,327
Change in fair value of derivative liabilities	20,000,000
Loss before income tax expense	$(16,940,140)
Net loss	$(16,940,140)
Weighted average shares outstanding of Class A common stock subject to possible redemption, basic and diluted	26,526,318
Basic and diluted net loss per share, Class A common stock subject to possible redemption	$(0.51)
Weighted average shares outstanding of Class A non-redeemable common stock, basic and diluted	721,974
Basic and diluted net loss per share, Class A non-redeemable common stock	$(0.60)

Weighted average shares outstanding of Class B non-redeemable common stock, basic and diluted	5,000,000
Basic and diluted net loss per common stock, Class B	$(0.60)
Statement of Cash Flows Data:
Net cash used in operating activities	$(1,373,962)
Net cash used in investing activities	$(416,344,118)
Net cash provided by financing activities	$418,696,360

SELECTED HISTORICAL FINANCIAL INFORMATION OF NEXTDOOR
The following selected consolidated statements of operations data for the years ended December 31, 2020 and 2019 and consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from the audited consolidated financial statements of Nextdoor included elsewhere in this proxy statement/prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2021 and 2020 and the consolidated balance sheet data as of June 30, 2021 of Nextdoor have been derived from Nextdoor’s unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of Nextdoor’s management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Nextdoor’s historical results are not necessarily indicative of the results that may be expected in the future and the interim results are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected consolidated financial and other data below in conjunction with the section entitled “Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.
Consolidated Statements of Operations Data

	Six Months Ended June 30,		Years Ended December 31,
(in thousands, except per share data)	2021	2020	2020	2019
Revenue	$80,165	$51,341	$123,284	$82,552
Costs and expenses(1):
Cost of revenue	12,937	9,831	21,586	13,740
Research and development	44,151	31,811	69,231	42,649
Sales and marketing	49,250	38,025	80,325	80,995
General and administrative	20,288	13,452	28,793	20,653
Total costs and expenses	126,626	93,119	199,935	158,037
Loss from operations	(46,461)	(41,778)	(76,651)	(75,485)
Interest income	65	621	727	2,452
Other income (expense), net	(174)	113	817	(92)
Loss before income taxes	(46,570)	(41,044)	(75,107)	(73,125)
Provision for income taxes	69	88	127	156
Net loss	$(46,639)	$(41,132)	$(75,234)	$(73,281)
Net loss per share attributable to common stockholders, basic and diluted	$(1.44)	$(1.45)	$(2.59)	$(2.83)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	32,366	28,404	29,040	25,916
__________________
(1)Includes stock-based compensation expense as follows:

	Six Months Ended June 30,		Years Ended December 31,
(in thousands)	2021	2020	2020	2019
Cost of revenue	$598	$433	$905	$482
Research and development	8,274	4,534	10,235	4,615
Sales and marketing	2,750	1,118	3,403	2,160
General and administrative	4,757	3,962	8,065	6,824
Total	$16,379	$10,047	$22,608	$14,081

Consolidated Balance Sheet Data

	As of June 30,	As of December 31,
(in thousands)	2021	2020	2019
Cash, cash equivalents, and marketable securities	$113,550	$136,983	$172,460
Working capital(1)	112,228	133,172	168,495
Total assets	232,165	217,747	220,873
Total liabilities	102,038	68,437	31,003
Redeemable convertible preferred stock	447,166	447,166	447,166
Additional paid-in capital	115,302	87,952	52,446
Accumulated deficit	(431,653)	(385,014)	(309,780)
Total stockholders’ deficit	(317,039)	(297,856)	(257,296)
___________________
(1)Nextdoor defines working capital as total current assets minus total current liabilities.
Key Business Metrics and Non-GAAP Financial Measure
In addition to its financial results, Nextdoor uses the following business metrics to evaluate its business, measure its performance, identify trends affecting its business, and make strategic decisions. Nextdoor also uses Adjusted EBITDA, which is a non-GAAP financial measure, as part of its overall assessment of Nextdoor’s performance, including the preparation of its annual operating budget and quarterly forecasts, to evaluate the effectiveness of its business strategies and to communicate with its board of directors concerning our financial performance. For additional information regarding these measures, see the sections entitled “Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” and “Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”

	Six Months Ended June 30,		Years Ended December 31,
(in thousands, except for per user data)	2021	2020	2020	2019
Weekly Active Users (WAUs)	28,480	26,264	26,692	19,501
Average Revenue per Weekly Active User (ARPU)	$2.81	$1.95	$4.62	$4.23
Adjusted EBITDA(1)	$(28,101)	$(30,364)	$(50,168)	$(58,780)
___________________
(1)Adjusted EBITDA is a non-GAAP financial measure. For more information regarding our use of this measure and a reconciliation of net loss to Adjusted EBITDA, see the section entitled “Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure.”

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The selected unaudited pro forma condensed combined financial information (the “Selected Pro Forma Information”) gives effect to the Transactions and the other related events described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Transactions are expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, KVSB is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Transactions will be reflected as the equivalent of Nextdoor issuing common stock for the net assets of KVSB, accompanied by a recapitalization. The net assets of KVSB will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Nextdoor in future reports of New Nextdoor.
The selected unaudited pro forma condensed combined balance sheet data as of June 30, 2021 gives pro forma effect to the Transactions and the other related events as if consummated on June 30, 2021. The selected unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2021 and for the year ended December 31, 2020 give effect to the Transactions and the other related events as if consummated on January 1, 2020, the beginning of the earliest period presented.
The following Selected Pro Forma Information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial information of New Nextdoor appearing elsewhere in this proxy statement/prospectus and the accompanying notes in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the historical financial statements and accompanying notes of KVSB and Nextdoor for the applicable periods included elsewhere in this proxy statement/prospectus. The Selected Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what New Nextdoor’s financial position or results of operations actually would have been had the Transactions and the other related events been completed as of the dates indicated. The Selected Pro Forma Information does not purport to project the financial position or operating results of New Nextdoor that may be expected for any other period in the future.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by KVSB’s public stockholders of shares of KVSB’s Class A common stock for cash equal to their pro rata portion of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account:
•Assuming No Redemptions: this scenario assumes that no public stockholders of KVSB exercise their redemption rights with respect to their public shares of KVSB’s Class A common stock for a pro rata portion of the funds in the trust account; and
•Assuming Maximum Redemptions: this scenario assumes 24,832,599 public shares of KVSB’s Class A common stock are redeemed for an aggregate payment of $248.3 million, which is derived from the number of shares that could be redeemed in connection with the Transactions at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of June 30, 2021 and still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million, after giving effect to the (i) proceeds from the PIPE Investment, (ii) payment of the estimated transaction costs incurred in connection with the Transactions of $48.0 million, including deferred underwriting commissions and unpaid offering costs from KVSB’s initial public offering, and (iii) proceeds of $10.0 million from the Sponsor Forward Purchase Agreement.

The following summarizes the pro forma New Nextdoor common stock issued and outstanding immediately after the Transactions and the other related events, based on Nextdoor’s capitalization as of September 26, 2021, presented under the two assumed redemption scenarios:

	Share Ownership in New Nextdoor
	Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)(5)
	Class A	Class B(2)			Class A		Class B(2)
	Number of Shares	Number of Shares	% Ownership	% Voting	Number of Shares		Number of Shares	% Ownership	% Voting
Nextdoor stockholders(1)	—	303,175,793	79.1%	97.4%	—		303,175,793	84.3%	98.2%
KVSB Sponsor and related parties(6)	11,541,291	—	3.0%	0.4%	12,541,291	(4)	—	3.5%	0.4%
KVSB public stockholders	41,634,412	—	10.9%	1.3%	16,801,813		—	4.7%	0.5%
PIPE Investors(3)	27,000,000	—	7.0%	0.9%	27,000,000		—	7.5%	0.9%
Total	80,175,703	303,175,793	100.0%	100.0%	56,343,104		303,175,793	100.0%	100.0%
__________________
(1)Excludes an estimated 61,357,864 shares of New Nextdoor Class B common stock (or 47,056,643 shares of New Nextdoor Class B common stock assuming that all Nextdoor Awards are net settled at a deemed value of $10.00 per share and a weighted-average exercise price for the New Nextdoor Options of $2.36 per share after giving effect to the Exchange Ratio) to be reserved for potential future issuance upon the exercise or settlement of New Nextdoor Options, New Nextdoor Restricted Stock Awards, and New Nextdoor RSUs and excludes an estimated 180,492 shares of New Nextdoor Class B common stock related to certain entitlements pursuant to the Pixel Labs Merger Agreement. Also excludes the PIPE Investment made by the Nextdoor PIPE Investors.
(2)Nextdoor stockholders convert into New Nextdoor Class B common stock with 10:1 voting rights.
(3)Reflects the sale and issuance of 27,000,000 shares of New Nextdoor Class A common stock to PIPE Investors, which includes 750,000 shares of New Nextdoor Class A common stock to the Sponsor Related PIPE Investors and 4,500,000 shares of New Nextdoor Class A common stock to the Nextdoor PIPE Investors, including 500,000 shares of New Nextdoor Class A common stock to Nextdoor's Chief Executive Officer and President, at a purchase price of $10.00 per share pursuant to the PIPE Investment.
(4)Reflects the sale and issuance of 1,000,000 shares of New Nextdoor Class A common stock to the Sponsor at a purchase price of $10.00 per share pursuant to the Forward Purchase Agreement. The Sponsor will only be required to purchase additional shares under the Forward Purchase Agreement if the Minimum Cash Condition would not otherwise be satisfied and therefore is only reflected in the Maximum Redemptions scenario.
(5)Assumes maximum redemptions of 24,832,599 public shares of KVSB's Class A common stock in connection with the Transactions at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of June 30, 2021 and still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million after giving effect to the proceeds from the PIPE Investment, the payment of the estimated transaction costs, and the proceeds from the Sponsor Forward Purchase Agreement.
(6)Excludes the PIPE Investment made by the Sponsor Related PIPE Investors and includes shares held by members of the board of directors of KVSB. Reflects the conversion of the holdings of KVSB Sponsor and its related parties to New Nextdoor Class A common stock in connection with the Closing.

See the subsection entitled “Summary of the Proxy Statement/Prospectus - Ownership of New Nextdoor following Business Combination” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data as of June 30, 2021 (in thousands)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Cash and cash equivalents	$718,883	$480,553
Total assets	$870,551	$632,221
Total liabilities	$100,600	$100,600
Total stockholders' equity	$769,951	$531,621

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Six Months Ended June 30, 2021 (in thousands, except per share data)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$80,165	$80,165
Net loss	$(83,585)	$(83,585)
Net loss per share attributable to common stockholders, basic and diluted	$(0.22)	$(0.23)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	383,351	359,519

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2020 (in thousands, except per share data)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$123,284	$123,284
Net loss	$(83,747)	$(83,747)
Net loss per share attributable to common stockholders, basic and diluted	$(0.22)	$(0.23)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	383,351	359,519

MARKET PRICE AND DIVIDEND INFORMATION
The public shares are currently listed on Nasdaq under the symbol “KVSB”. The most recent closing price of the public shares as of July 2, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $9.91. As of October 6, 2021, the record date for the special meeting, the most recent closing price for each public share was $10.04.
Holders of the public shares should obtain current market quotations for their securities. The market price of KVSB’s securities could vary at any time before the Business Combination.
Holders
As of October 1, 2021, there were 2 holders of record of public shares. See the section entitled “Beneficial Ownership of Securities”.
Dividend Policy
KVSB has not paid any cash dividends on its public shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of New Nextdoor subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Nextdoor’s board of directors. The KVSB Board is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that the board of directors of New Nextdoor will declare any dividends in the foreseeable future. Further, the ability of New Nextdoor to declare dividends may be limited by the terms of financing or other agreements entered into by New Nextdoor or its subsidiaries from time to time.
Price Range of Nextdoor’s Securities
Historical market price information regarding Nextdoor is not provided because there is no public market for Nextdoor’s securities. For information regarding Nextdoor’s liquidity and capital resources, see the section entitled “Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

RISK FACTORS
KVSB stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Nextdoor, Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of New Nextdoor and its subsidiaries following the consummation of the Business Combination.
Risks Related to Nextdoor’s Business and Industry
Nextdoor has a limited operating history at the current scale of its business and is still scaling up its monetization efforts, which makes it difficult to evaluate its current business and future prospects, and there is no assurance it will be able to scale its business for future growth.
Nextdoor commenced operating the Nextdoor platform in 2011 and began supporting the platform with advertising in 2016. Nextdoor’s limited operating history at the current scale of its business may make it difficult to evaluate its current business and future prospects. Nextdoor has encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly evolving industries, including challenges in accurate financial planning and forecasting, increasing competition and expenses as Nextdoor continues to grow its business, and Nextdoor’s ability to achieve market acceptance of its platform and attract, engage and retain users, who Nextdoor calls “neighbors” (which includes individuals) and organizations (which includes businesses and public agencies, including paying customers such as advertisers). You should consider Nextdoor’s business and prospects in light of the risks and difficulties that it may encounter as a business with a limited operating history. Nextdoor cannot ensure that it will be successful in addressing these and other challenges Nextdoor may face in the future, and Nextdoor’s business, operating results, and financial condition may be adversely affected if it does not manage these risks successfully. Nextdoor may not be able to maintain its current rate of growth, which is a risk characteristic often shared by companies with limited operating histories participating in rapidly evolving industries.
Additionally, Nextdoor is still in the early stages of monetizing its platform. Nextdoor’s growth strategy depends on, among other things, increasing neighbors on the network, increasing engagement, developing new and improving existing products for neighbors and organizations, attracting more advertisers (including expanding its sales efforts to reach advertisers in additional international markets), scaling its business with existing advertisers, and delivering targeted advertisements based on neighbors’ personal taste and interests. There can be no assurance that Nextdoor will successfully increase monetization on its platform or that it will sustain or increase the current growth rate of its revenue.
Nextdoor currently generates substantially all of its revenue from advertising. If advertisers reduce or eliminate their spending with Nextdoor, Nextdoor’s business, operating results, and financial condition would be adversely impacted.
Substantially all of Nextdoor’s revenue is currently generated from the sales of advertising on its platform in the form of online display advertisements, which include sponsored posts, local deals, and neighborhood sponsorships. Nextdoor’s advertisers typically do not have long-term advertising spend commitments with Nextdoor. Many of Nextdoor’s advertisers spend only a relatively small portion of their overall advertising budget with Nextdoor. In addition, advertisers may view some of the features on Nextdoor’s platform as experimental and unproven. Advertisers will not continue to do business with Nextdoor, or they will reduce the prices they are willing to pay to advertise with Nextdoor, if Nextdoor does not deliver advertisements in an effective manner, or if advertisers do not believe that their investment in advertising with Nextdoor will generate a competitive return relative to alternatives. Nextdoor’s ability to attract and retain advertisers, and ultimately generate revenue, may be adversely affected by a number of factors, including but not limited to:
•decreases in neighbor and advertiser engagement on the platform;

•slower than anticipated growth in, or lack of growth or decreases in, the number of neighbors on the platform;
•platform changes (such as the migration to Nextdoor’s proprietary ad server) or inventory management decisions that change the size, format, frequency, or relative prominence of advertisements displayed on the platform;
•competitors offering more attractive pricing for advertisements than Nextdoor is unable or unwilling to match;
•a decrease in the quantity or quality of advertisements shown to neighbors;
•changes to third-party policies or applications that limit Nextdoor’s ability to deliver, target, or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google;
•changes to demographics of Nextdoor’s neighbors that make Nextdoor less attractive to advertisers;
•neighbors that upload content or take other actions that are deemed to be hostile, inappropriate, illicit, objectionable, illegal, or otherwise not consistent with the brand of Nextdoor’s advertisers;
•adverse government actions or legislative, regulatory, or other legal developments;
•neighbor behavior or changes to the platform that may affect, among other things, the safety and security of other neighbors or the cultivation of a positive and inclusive online community;
•adverse media reports or other negative publicity involving Nextdoor;
•Nextdoor implementing or enforcing policies, such as advertising policies, community guidelines, and other terms or service that are perceived negatively by advertisers;
•Nextdoor’s ability to develop and improve its products for advertisers;
•limitations in, or reductions to, the availability, accuracy, utility, and security of analytics and measurement solutions offered by Nextdoor or third parties that are intended to demonstrate the value of Nextdoor’s advertisements to advertisers;
•changes to Nextdoor’s data privacy practices that affect the type or manner of advertising that Nextdoor is able to provide, including as a result of changes to laws, regulations or regulatory actions, such as the European General Data Protection Regulation (“GDPR”), European ePrivacy Directive, UK General Data Protection Regulation (“UK GDPR”), UK Data Protection Act 2018, California Consumer Privacy Act (“CCPA”), the California Privacy Rights Act (“CPRA”) or changes to third-party policies; and
•the impact of macroeconomic conditions, whether in the advertising industry in general, among specific types of advertisers or within particular geographies.
From time to time, certain of these factors have adversely affected Nextdoor’s revenue to varying degrees. For example, during the second quarter of 2020, advertisers reduced their advertising spend with Nextdoor as a result of the impact of the COVID-19 pandemic on global macroeconomic conditions and on the advertising industry in general. The occurrence of any of these or other factors in the future could result in a reduction in demand for Nextdoor’s advertisements, which may reduce the prices Nextdoor receives for its advertisements, or cause advertisers to stop or reduce their spend with Nextdoor, either of which would negatively affect Nextdoor’s business, operating results, and financial condition. Similar occurrences in the future may impair Nextdoor’s ability to maintain or increase the quantity or quality of advertisements shown to neighbors and adversely affect Nextdoor’s business, operating results, and financial condition.

Nextdoor’s ability to attract and retain advertisers depends on its ability to collect and use data and develop products to enable it to effectively deliver and accurately measure advertisements on the Nextdoor platform.
Most advertisers rely on tools that measure the effectiveness of their advertising campaigns in order to allocate their advertising spend among various formats and platforms. If Nextdoor is unable to accurately measure the effectiveness of advertising on its platform, if at all, or if Nextdoor is unable to convince advertisers that its platform should be part of a larger advertising budget, Nextdoor’s ability to increase the demand and pricing of its advertising tools and maintain or scale its revenue may be limited or decline. Nextdoor’s ability to develop and offer products that accurately measure the effectiveness of a campaign on its platform is critical to its ability to attract new advertisers and retain, and increase spend from, its existing advertisers.
Nextdoor is continually developing and improving its products for advertisers and such efforts have and are likely to continue to require significant time and resources and additional investment, and in some cases Nextdoor has relied on, and may in the future rely on, third parties to provide data and technology needed to provide certain measurement data to its advertisers. If Nextdoor cannot continue to develop and improve its products for advertisers in a timely fashion, those products are not reliable, or the measurement results are inconsistent with advertiser’s expectations or goals, Nextdoor’s revenue could be adversely affected.
In addition, web and mobile browser developers, such as Apple, Microsoft or Google, have implemented and may continue to implement changes, including requiring additional user permissions, in their browser or device operating system that impair Nextdoor’s ability to measure and improve the effectiveness of advertising on its platform. Such changes include limiting the use of first-party and third-party cookies and related tracking technologies, such as mobile advertising identifiers, and other changes that limit Nextdoor’s ability to collect information that allows it to attribute neighbors’ actions on advertisers’ websites to the effectiveness of advertising campaigns run on Nextdoor’s platform. For example, Apple launched its Intelligent Tracking Prevention (“ITP”) feature in its Safari browser. ITP blocks some or all third-party cookies by default on mobile and desktop and ITP has become increasingly restrictive over time. Apple’s related Privacy-Preserving Ad Click attribution, intended to preserve some of the functionality lost with ITP, would limit cross-site and cross-device attribution, prevent measurement outside a narrowly-defined attribution window, and prevent advertisement re-targeting and optimization. Further, Apple introduced an App Tracking Transparency framework that limits the ability of mobile applications to request an iOS device’s advertising identifier and may also affect Nextdoor’s ability to track neighbors’ actions off its platform and connect their interactions with on-platform advertising. Similarly, Google recently announced that it plans to stop supporting third-party cookies in its Google Chrome browser. These web and mobile browser developers have also implemented and may continue to implement changes and restrictions in browser or device functionality that limit Nextdoor’s ability to communicate with or understand the identity of its neighbors.
These restrictions and changes make it more difficult for Nextdoor to provide the most relevant advertisements to its neighbors, as well as decrease its ability to measure the effectiveness of, re-target or optimize advertising on its platform. Developers may release additional technology that further inhibits Nextdoor’s ability to collect data that allows Nextdoor to measure the effectiveness of advertising on its platform. Any other restriction, whether by law, regulation, policy (including third-party policies) or otherwise, on Nextdoor’s ability to collect and share data which its advertisers find useful or that further reduce its ability to measure the effectiveness of advertising on its platform, would impede Nextdoor’s ability to attract, grow and retain advertisers. Advertisers and other third parties who provide data that helps Nextdoor deliver personalized, relevant advertising may restrict or stop sharing this data and it therefore may not be possible for Nextdoor to collect this data within the platform or from another source.
Nextdoor relies heavily on its ability to collect and share data and metrics for its advertisers to help new and existing advertisers understand the performance of advertising campaigns. If advertisers do not perceive Nextdoor’s metrics to be accurate representations of its neighbors and neighbor engagement, or there are inaccuracies in Nextdoor’s metrics, advertisers may decrease or eliminate allocations of their budgets or resources to Nextdoor’s platform, which could harm its business, operating results, and financial condition.

If Nextdoor fails to add new neighbors or retain current neighbors, or if current neighbors engage less with Nextdoor, its business, operating results, and financial condition would be adversely impacted.
The number of neighbors that use the Nextdoor platform and their level of engagement on the platform are critical to Nextdoor’s success. Nextdoor must continue to engage and retain existing neighbors on its platform as well as attract, engage and retain new neighbors. The number of neighbors on Nextdoor may not continue to grow at the current growth rate, if at all, and it may even decline. In order to attract new neighbors, Nextdoor must engage with neighbors in existing neighborhoods on its platform and add new neighborhoods to the Nextdoor platform, both domestically and internationally. If Nextdoor’s neighbor growth rate slows or reverses, its financial performance will be adversely impacted unless Nextdoor can increase its engagement with its existing neighbors and its monetization efforts to offset any such reduction or decrease in neighborhood growth rate. Moreover, Nextdoor is unable to predict the continued impact of the COVID-19 pandemic on neighbor growth and engagement with any certainty, and Nextdoor expects these trends to continue to be subject to volatility.
If current and potential neighbors do not perceive their experience with Nextdoor’s platform to be useful, the content generated on the platform to be valuable or relevant or the social connections with fellow neighbors to be worthwhile, Nextdoor may not be able to attract new neighbors, retain existing neighbors or maintain or increase the frequency and duration of their engagement on its platform. In addition, if Nextdoor’s existing neighbors decrease the frequency or duration of their engagement or the growth rate of its neighbor base slows or reverses, Nextdoor may be required to incur significantly higher marketing expenses than it currently anticipates in order to acquire new neighbors or retain current neighbors.
There are many factors that could negatively impact Nextdoor’s ability to grow, retain and engage current and prospective neighbors, including but not limited to:
•neighbors increasing their engagement with competitor’s platforms, products or services instead of, or more frequently than, Nextdoor’s platform;
•changes in the amount of time neighbors spend across all applications and platforms, including Nextdoor’s platform;
•Nextdoor failing to introduce platform enhancements that neighbors find engaging or if Nextdoor introduces new features, terms, policies or procedures, or make changes to its platform, that are not favorably received by current or prospective neighbors;
•technical or other problems frustrating the neighbor experience, such as problems that prevent Nextdoor from delivering its service in a fast and reliable manner;
•neighbors having difficulty installing, updating or otherwise accessing the Nextdoor platform on mobile devices through the app or web browsers;
•neighbor behavior on Nextdoor’s platform changing, including a decrease in the quality and frequency of content shares on the platform;
•decreases in neighbor or advertiser sentiment due to questions about the quality or usefulness of Nextdoor’s platform, concerns about the nature of content made available on the platform, concerns related to privacy, safety, security, well-being or other factors;
•changes mandated by legislation, government and regulatory authorities, or litigation that adversely impact Nextdoor’s platform or neighbors;
•third parties preventing their content from being displayed on the Nextdoor platform;
•Nextdoor makes changes to how it promotes different features on its platform;
•initiatives designed to attract and retain neighbors and engagement are unsuccessful or discontinued, whether as a result of actions by Nextdoor, third parties, or otherwise;

•Nextdoor, or other partners and companies in the industry are the subject of adverse media reports or other negative publicity;
•Nextdoor is unable to combat spam, harassment, cyberbullying or other hostile, inappropriate, abusive or offensive content or usage on its platform; or
•Nextdoor cannot preserve and enhance its brand and reputation as a trusted neighborhood networking community.
Any decrease in neighbor growth, retention or engagement could render Nextdoor’s service less attractive to neighbors or advertisers, and could harm Nextdoor’s business, operating results, and financial condition. In addition, neighbor verification is a critical feature of Nextdoor’s platform because it demonstrates that neighbors are real people and businesses in the neighborhood they desire to join. If Nextdoor were to change its verification methods, that may adversely impact Nextdoor’s ability to add new neighbors or retain existing neighbors.
Nextdoor’s business is highly competitive. Competition presents an ongoing threat to the success of Nextdoor’s business.
Nextdoor competes in almost every aspect of its business with companies that provide a variety of internet products, services, content, and online advertising, including from Facebook, Google, Pinterest, Snap, and Twitter. In addition, aspects of Nextdoor’s platform compete with other products and services, including real estate, classifieds, and recommendation and search engines. Nextdoor competes with these companies to attract, engage, and retain users and to attract and retain advertisers. If Nextdoor introduces or acquires new products and services or evolves its platform in a way that subjects it to additional competition or as existing competitors introduce new products and services or evolve their platforms, Nextdoor may fail to engage or retain neighbors or attract new neighbors, which could harm Nextdoor’s business, operating results, and financial condition.
Some of Nextdoor’s current and potential competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising spend. They have large distributed sales forces and an increasing amount of control over mobile distribution channels. Many of these competitors’ economies of scale allow them to have access to larger volumes of data and platforms that are used on a more frequent basis than Nextdoor’s, which may enable them to better understand their member base and develop and deliver more targeted advertising. Such competitors may not need to rely on third-party data, including data provided by advertisers, to effectively target the campaigns of advertisers, which could make their advertising products more attractive to advertisers than Nextdoor’s platform if such third-party data ceases to be available to Nextdoor, whether because of regulatory changes, privacy or cybersecurity concerns or other reasons. If Nextdoor’s advertisers do not believe that its value proposition is as compelling as those of Nextdoor’s competitors, Nextdoor may not be able to attract new advertisers or retain existing ones, and its business, operating results, and financial condition could be adversely impacted.
Nextdoor’s competitors may develop products, features, or services that are similar to Nextdoor’s platform or that achieve greater acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage relative to Nextdoor in areas where it operates, including by more effectively responding to changes to third-party products and policies or by integrating competing platforms, applications, or features into products they control such as mobile device operating systems, search engines, browsers, or e-commerce platforms. For example, Apple has introduced changes to iOS 14.5 that limits Nextdoor’s ability, and the ability of others in the digital advertising industry, to target and measure advertisements effectively. As a result, Nextdoor’s competitors may, and in some cases will, acquire and engage neighbors or generate advertising or other revenue at the expense of Nextdoor’s efforts, which would negatively affect Nextdoor’s business, operating results, and financial condition. In addition, from time to time, Nextdoor may take actions in response to competitive threats, but it cannot assure you that these actions will be successful or that they will not negatively affect Nextdoor’s business, operating results, and financial condition.

Nextdoor believes that its ability to compete depends upon many factors both within and beyond its control, including:
•the popularity, usefulness, ease of use, performance, and reliability of its platform compared to its competitors’ products;
•the size and composition of its neighbor base;
• the engagement of neighbors with its platform and competing products;
•first- and third-party data available to Nextdoor relative to its competitors;
•Nextdoor’s ability to attract and retain advertisers who use its free or paid advertisements services;
•the timing and market acceptance of developments and enhancements to Nextdoor’s platform or its competitors’ products;
•Nextdoor’s safety and security efforts and its ability to protect neighbor data and to provide neighbors with control over their data;
•Nextdoor’s ability to distribute its platform to new and existing neighbors;
•Nextdoor’s ability to effectively monetize its platform;
•the successful implementation of platform changes, such as the migration to Nextdoor’s proprietary ad server;
•the frequency, size, format, quality, and relative prominence of the advertisements displayed by Nextdoor or its competitors;
•customer service and support efforts;
•marketing and selling efforts, including Nextdoor’s ability to measure the effectiveness of its advertisements and to provide advertisers with a compelling return on their investments;
•Nextdoor’s ability to establish and maintain publisher interest in integrating their content with its platform;
•changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on Nextdoor;
•acquisitions or consolidation within Nextdoor’s industry, which may result in more formidable competitors;
•Nextdoor’s ability to attract, retain, and motivate talented employees, particularly software engineers, designers, and managers;
•Nextdoor’s ability to cost-effectively manage and grow its operations; and
•Nextdoor’s reputation and brand strength relative to those of its competitors.
If Nextdoor is not able to compete effectively, its neighbor base and level of neighbor engagement may decrease, it may become less attractive to advertisers and its business, operating results, and financial condition may be adversely affected.

Nextdoor’s business is dependent on its ability to maintain and scale its product offerings and technical infrastructure, and any significant disruption in the availability of Nextdoor’s platform could damage Nextdoor’s reputation, result in a potential loss of neighbors and engagement, and adversely affect Nextdoor’s business, operating results, and financial condition.
Nextdoor’s reputation and ability to attract, retain, and serve its neighbors and to scale its product offerings is dependent upon the reliable performance of its platform and its underlying technical infrastructure. Nextdoor has in the past experienced, and may in the future experience, interruptions in the availability or performance of its platform from time to time. Nextdoor’s systems may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays or outages that could be harmful to Nextdoor’s business. If Nextdoor’s platform is unavailable when neighbors attempt to access it, or if it does not load as quickly as expected, neighbors may not use Nextdoor’s platform as often in the future, or at all, and Nextdoor’s ability to serve advertisements may be disrupted, any of which could adversely affect Nextdoor’s business, operating results, and financial condition. As the amount and types of information shared on Nextdoor continues to grow and evolve, as the usage patterns of Nextdoor’s communities continues to evolve, and as Nextdoor’s internal operational demands continue to grow, Nextdoor will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy its needs. If Nextdoor fails to continue to effectively scale and grow its technical infrastructure to accommodate these increased demands, neighbor engagement and revenue growth may be adversely impacted. Moreover, as Nextdoor scales its platform and product offerings, including video and other platform features, that may place strain on its technical infrastructure and Nextdoor may also be unsuccessful in scaling its technical infrastructure to accommodate new product offerings and increased platform usage cost-effectively. In addition, Nextdoor’s business may be subject to interruptions, delays, or failures resulting from earthquakes, fires, floods, adverse weather conditions, other natural disasters, power loss, terrorism, pandemics, geopolitical conflict, other physical security threats, cyber-attacks, or other catastrophic events. If such an event were to occur, neighbors may be subject to service disruptions or outages and Nextdoor may not be able to recover its technical infrastructure and neighbor data in a timely manner to restart or provide its services, which may adversely affect Nextdoor’s financial results. In addition, the substantial majority of Nextdoor’s employees are based in its headquarters located in San Francisco, California. If there is a catastrophic failure involving Nextdoor’s systems or major disruptive event affecting Nextdoor’s headquarters or the San Francisco area in general, Nextdoor may be unable to operate its platform.
A substantial portion of Nextdoor’s network infrastructure is provided by third parties, including Amazon Web Services. Any disruption or failure in the services Nextdoor receives from these providers could impact the availability of its platform and could adversely impact Nextdoor’s business, operating results and financial condition. Any financial or other difficulties these providers face may adversely affect Nextdoor’s business, and Nextdoor exercises little control over these providers, which increases Nextdoor’s reliance on and vulnerability to problems with the services they provide.
Any of these developments may result in interruptions in the availability or performance of Nextdoor’s platform, result in neighbors ceasing to use its platform, require unfavorable changes to its platform, delay the introduction of future products, or otherwise adversely affect Nextdoor’s reputation, business, operating results, and financial condition.
Nextdoor has experienced rapid growth and expects to invest in its growth for the foreseeable future. If Nextdoor fails to manage its growth effectively, its business, operating results, and financial condition would be adversely affected.
Nextdoor has experienced rapid growth in recent periods and it expects to continue to invest broadly across its organization to support its growth. Nextdoor’s revenue has grown from $82.6 million for the year ended December 31, 2019 to $123.3 million for the year ended December 31, 2020 and from $51.3 million for the six months ended June 30, 2020 to $80.2 million for the six months ended June 30, 2021. Weekly Active Users on Nextdoor’s platform have grown from 15.5 million as of March 31, 2019 to 29.2 million as of June 30, 2021. Moreover, the number of Nextdoor’s full-time employees has grown from 240 as of January 1, 2019 to 565 as of June 30, 2021. Although Nextdoor has experienced rapid growth historically, it may not sustain its current growth rates, nor can Nextdoor assure you that its investments to support its growth will be successful. The growth and expansion of

Nextdoor’s business will require it to invest significant financial and operational resources and the continuous dedication of its management team.
Nextdoor plans to continue to expand its international operations into more countries in the future, which will place additional demands on its resources and operations. The growth and expansion of Nextdoor’s business has placed, and continues to place, a significant strain on its management, operations, and financial and technical infrastructure. In the event of further growth of Nextdoor’s business or in the number of Nextdoor’s third-party relationships, its information technology systems or its internal controls and procedures may not be adequate to support Nextdoor’s operations.
To manage any future growth effectively, Nextdoor must continue to improve and expand its information technology and financial infrastructure, its operating and administrative systems and controls, and its ability to manage headcount, capital, and processes in an efficient manner. Failure to manage growth effectively could result in increases in costs, difficulties in introducing new products and services or enhancing the platform, loss of neighbors and advertisers, or other operational difficulties, any of which could adversely affect Nextdoor’s business, operating results, and financial condition. For example, as Nextdoor expands its product offerings, including video, it may not be able to do so cost-effectively. Effectively managing Nextdoor’s growth may also be more difficult to accomplish the longer that Nextdoor’s employees, its advertisers, neighbors and the overall economy is impacted due to the COVID-19 pandemic.
Nextdoor may not be able to successfully implement or scale improvements to its systems, processes, and controls in an efficient or timely manner. In addition, Nextdoor’s existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. Nextdoor may also experience difficulties in managing improvements to its systems, processes, and controls or in connection with third-party software licensed to help Nextdoor with such improvements. Any future growth will continue to add complexity to Nextdoor’s organization and require effective coordination throughout its organization. Failure to manage any future growth effectively could result in increased costs, cause difficulty or delays in attracting new neighbors or retaining or increasing the engagement of existing neighbors, cause difficulties in introducing new features, impact Nextdoor’s ability to attract and retain talent or cause other operational difficulties, and any of these difficulties would adversely impact Nextdoor’s business, operating results, and financial condition.
If Nextdoor does not successfully anticipate market needs and develop products and services and platform enhancements that meet those needs, or if those products, services and platform enhancements do not gain market acceptance, its business, operating results, and financial condition will be adversely impacted.
Nextdoor may not be able to anticipate future market needs or be able to improve its platform or to develop new products and services or platform enhancements to meet such needs on a timely basis, if at all. In addition, Nextdoor’s inability to diversify beyond its current offerings could adversely affect its business. Any new products or services or platform enhancements that Nextdoor introduces, including by way of acquisitions, may not achieve any significant degree of market acceptance from current or potential neighbors, which would adversely affect Nextdoor’s business, operating results, and financial condition. In addition, the introduction of new products or services or platform enhancements may decrease neighbor engagement with Nextdoor’s platform, thereby offsetting the benefit of even a successful product or service introduction, any of which could adversely impact Nextdoor’s business, operating results, and financial condition.
If Nextdoor’s efforts to build strong brand identity and reputation are not successful, it may not be able to attract or retain neighbors, and its business, operating results, and financial condition will be adversely affected.
Nextdoor believes that maintaining and enhancing the “Nextdoor” brand and reputation is critical to retaining and growing neighbors and advertisers on its platform. Nextdoor anticipates that maintaining and enhancing its brand and reputation will depend largely on its continued ability to provide high-quality, relevant, reliable, trustworthy and innovative features on its platform, which may require substantial investment and may not be successful. Nextdoor may need to introduce new products, services and features or updates to its platform and features that require neighbors to agree to new terms of service that its neighbors do not like, which may negatively affect Nextdoor’s brand and reputation.

Additionally, advertisements or actions of Nextdoor’s advertisers may affect Nextdoor’s brand and reputation if neighbors do not think the advertisements help them accomplish their objectives, view the advertisements as intrusive or misleading or have poor experiences with Nextdoor’s advertisers.
Nextdoor’s brand and reputation may also be negatively affected by the content or actions of neighbors that are deemed to be hostile or inappropriate to other neighbors, by the actions of neighbors acting under false or inauthentic identities, by the use of Nextdoor’s platform to disseminate misleading or false information, the use of Nextdoor’s platform for fraudulent schemes and scams, or by the use of Nextdoor’s service for illicit, illegal or objectionable ends. Nextdoor also may fail to respond expeditiously to the sharing of illegal, illicit or objectionable content on its service or objectionable practices by advertisers, or to otherwise address its neighbors’ concerns, which could erode confidence in Nextdoor’s brand and damage its reputation. Nextdoor expects that its ability to identify and respond to this content in a timely manner may decrease as the number of neighbors grows, as the amount of content on the platform increases or as Nextdoor expands its product and service offerings on its platform. Any governmental or regulatory inquiry, investigation or action, including based on the appearance of illegal, illicit or objectionable content on Nextdoor’s platform or the failure to comply with laws and regulations, could damage Nextdoor’s brand and reputation, regardless of the outcome.
Nextdoor has experienced, and expects to continue to experience, media, legislative, governmental and regulatory scrutiny of its decisions. Any scrutiny regarding Nextdoor, including regarding its data privacy, content moderation or other practices, platform changes, platform quality, litigation or regulatory action, or regarding the actions of its employees, neighbors, or advertisers or other issues, may harm Nextdoor’s brand and reputation. In addition, scrutiny of other companies in Nextdoor’s industry, including such companies’ data privacy, content moderation or other practices, could also have a negative impact on Nextdoor’s brand and reputation. These concerns, whether actual or unfounded, may also deter neighbors or advertisers from using Nextdoor’s platform. In addition, Nextdoor may fail to adequately address the needs of neighbors and advertisers which could erode confidence in Nextdoor’s brand and damage its reputation. If Nextdoor fails to promote and maintain the “Nextdoor” brand or preserve its reputation, or if Nextdoor incurs excessive expenses in this effort, its business, operating results, and financial condition could be adversely impacted.
Unfavorable media coverage negatively affects Nextdoor’s business from time to time.
Unfavorable publicity regarding Nextdoor, for example regarding Nextdoor’s privacy or cybersecurity practices, terms of service, advertising policies, platform changes, platform quality, litigation or regulatory activity, the actions of Nextdoor’s advertisers, the use of Nextdoor’s platform for illicit or objectionable ends, the substance or enforcement of Nextdoor’s community standards, the actions of Nextdoor’s neighbors, the quality and integrity of content shared Nextdoor’s platform, or the actions of other companies that provide similar services to Nextdoor, has in the past, and could in the future, adversely affect Nextdoor’s reputation. For example, Nextdoor has been, and may in the future be, subject to negative publicity in connection with its handling of misinformation and other illicit or objectionable use of its platform. Any such negative publicity could have an adverse effect on the size, engagement, and loyalty of Nextdoor’s neighbor base and advertiser demand for advertising on Nextdoor’s platform, which could result in decreased revenue and adversely affect Nextdoor’s business, operating results, and financial condition, and Nextdoor has experienced such adverse effects to varying degrees from time to time.
Health epidemics, including the COVID-19 pandemic have had or could have an adverse impact on Nextdoor’s business, operations and the markets and communities in which Nextdoor, its partners and its customers operate. In addition, during the COVD-19 pandemic, Nextdoor experienced an increase in neighbor growth and engagement and there is no guarantee that Nextdoor will be able to maintain its neighbor growth and engagement as the COVID-19 pandemic subsidies.
The global COVID-19 pandemic outbreak and the various attempts to contain it have created significant volatility, uncertainty and economic disruption. It has adversely affected the broader economies, financial markets, and overall demand for advertising.
As a result of the COVID-19 pandemic, Nextdoor temporarily closed all its offices (including its corporate headquarters) globally, incurred additional lease expenses for leases that could not be terminated and implemented certain travel restrictions, all of which have disrupted and could continue to disrupt how Nextdoor operates its business, including limiting certain of Nextdoor’s sales and marketing plans and requiring Nextdoor to manage a significant majority of its workforce remotely. Moreover, as a result of the COVID-19 pandemic, the ability and willingness of advertisers to spend on Nextdoor has fluctuated. For example, during the second quarter of 2020, advertisers reduced their advertising spend with Nextdoor as a result of the impact of the COVID-19 pandemic on global macroeconomic conditions and on the advertising industry in general. Nextdoor does not know how evolving events related to the COVID-19 pandemic will continue to affect neighbor and advertiser behavior in the future. Nextdoor may not be able to recognize revenue, collect payment or generate future revenue from advertisers, including from those that have been or may be forced to close their businesses or are otherwise impacted by an economic downturn as a result of the COVID-19 pandemic. The pandemic has, and could in the future, adversely affect Nextdoor’s business, revenue growth rate, financial performance and stock price.
Further, during the COVID-19 pandemic and the related shelter-in-place order, Nextdoor saw an increase in neighbor growth and engagement on its platform. The post-pandemic period may present challenges such as neighbor growth and engagement declining or neighbor behavior changing unexpectedly and in ways that are difficult for Nextdoor to anticipate or measure, resulting in a decrease in engagement with or reduced or different usage of its platform. Nextdoor’s neighbor and revenue growth rates may continue to be volatile in the near term as a result of the COVID-19 pandemic, although Nextdoor is unable to predict the duration or degree of such volatility with any certainty. As a result, Nextdoor’s financial and operating measures may not be indicative of results for future periods.
Nextdoor is currently unable to accurately predict the full impact that the COVID-19 pandemic will have on its business, operating results, and financial condition due to numerous uncertainties, including the severity and transmission rate of the virus, duration of the pandemic, including any resurgences, the extent and effectiveness of containment actions and other public health measures, the development, distribution and public acceptance of vaccines and treatments, and the impact of these and other factors on its employees, neighbors, advertisers. The COVID-19 pandemic, as well as any subsequent recovery period, may also have the effect of heightening many of the other risks described in this “Risk Factor” section.
Nextdoor plans to continue expanding its international operations where it has limited operating experience and may be subject to increased business, regulatory and economic risks that could seriously harm its business, operating results, and financial condition.
Nextdoor plans to continue expanding its business operations abroad by opening new and expanding within existing neighborhoods outside of the United States. As of June 30, 2021, the Nextdoor platform was accessible in 11 countries (including the United States) and had over 280,000 neighborhoods. Nextdoor plans to enter new international markets where it has limited or no experience in marketing, selling, advertising and deploying its platform and related advertising. Any of Nextdoor’s limited experience and infrastructure in such markets, individuals’ lack of familiarity with Nextdoor or its platform, the existence of alternative platforms in such jurisdictions that offer similar products and services or the lack of a critical mass of potential neighbors in such markets may make it more difficult for Nextdoor to effectively monetize any increase in neighbors in those markets, and may increase Nextdoor’s costs without a corresponding increase in revenues. If Nextdoor fails to deploy or manage its operations in international markets successfully, comply with international regulations or effectively monetize its platform in international markets to the same degree as it is able to monetize its efforts within the United States, its business, operating results and financial conditions will be adversely affected. In the future, if Nextdoor’s international operations increase, or more of its expenses are denominated in currencies other than the U.S. dollar, Nextdoor’s operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which it does business. In addition, as Nextdoor’s international operations and sales to advertisers continue to grow, it will be subject to a variety of risks inherent in doing business internationally, including:
•political, social and economic instability;
•risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy and data protection, and unexpected changes in laws, regulatory requirements, and enforcement;

•potential damage to Nextdoor’s brand and reputation due to compliance with local laws, including potential censorship and requirements to provide neighbor information to local authorities;
•enhanced difficulty in reviewing content on the Nextdoor platform and enforcing community standards across different languages and countries;
•fluctuations in currency exchange rates;
•foreign exchange controls and tax and other regulations and orders that might prevent Nextdoor from repatriating cash earned in countries outside the United States or otherwise limit Nextdoor’s ability to move cash freely, and impede its ability to invest such cash efficiently;
•compliance with multiple U.S. and international tax jurisdictions and management of tax impact of global operations;
•potentially higher levels of credit risk and payment fraud;
•difficulties integrating any foreign acquisitions;
•burdens of complying with a variety of foreign laws, including laws related to taxation, content removal, data localization, payments, and regulatory oversight;
•reduced protection for intellectual property rights in some countries;
•different regulations and practices with respect to employee/employer relationships, existence of workers’ councils and labor unions, increase in labor costs due to high wage inflation in certain international jurisdictions, and other challenges caused by distance, language and cultural differences, making it harder to do business in certain international jurisdictions; and
•difficulties in staffing and managing global operations and the increased travel, infrastructure, and legal compliance costs associated with multiple international locations.
In addition, Nextdoor must manage the potential conflicts between locally accepted business practices in any given jurisdiction and its obligations to comply with laws and regulations, including anti-money laundering laws, anti-corruption laws or regulations applicable to Nextdoor, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), and the U.K. Bribery Act 2010 (“Bribery Act”). Nextdoor also must manage its obligations to comply with laws and regulations related to export controls, sanctions, and embargoes, including regulations established by the U.S. Office of Foreign Assets Control. Government agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against companies for violations of anti-corruption laws or regulations, export controls, and other laws, rules, sanctions, embargoes, and regulations. Any failure by Nextdoor to comply with local business practices or the laws and regulations applicable to Nextdoor in the markets it operates may adversely affect Nextdoor’s business, operating results, and financial condition. Additionally, if Nextdoor is unable to expand internationally and manage the complexity of its global operations successfully, Nextdoor’s business, operating results, and financial condition could be adversely affected.
If Nextdoor needs additional capital in the future, it may not be available on favorable terms, if at all.
Nextdoor has historically relied on outside financing to fund its operations, capital expenditures and expansion. Nextdoor may require additional capital from equity or debt financing in the future to support its growth, fund its operations or to respond to competitive pressures or strategic opportunities. Nextdoor may not be able to secure timely additional financing on favorable terms, if at all. If Nextdoor raises additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, its existing stockholders, including you, could suffer significant dilution in their percentage ownership of Nextdoor, and any new securities that Nextdoor issues could have rights, preferences and privileges senior to those of holders of its common stock. Any debt financing that Nextdoor secures in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for Nextdoor to obtain additional capital and to pursue business opportunities, including potential acquisitions. If Nextdoor is unable to obtain adequate financing or financing on terms that are satisfactory to it, if and when Nextdoor requires financing, Nextdoor’s ability to grow or support its business and to respond to business challenges that it may face could be significantly limited.
Nextdoor plans to continue to make acquisitions, which could harm its financial condition or results of operations and may adversely affect the price of its Class A common stock.
As part of its business strategy, Nextdoor has made, and intends to make acquisitions to add specialized employees and complementary companies, products or technologies, and enter new geographic regions. Nextdoor’s previous and future acquisitions may not achieve Nextdoor’s goals, and it may not realize benefits from acquisitions it makes in the future. If Nextdoor fails to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, the business, operating results, and financial condition of Nextdoor could be harmed. Any integration process will require significant time and resources, and Nextdoor may not be able to manage the process successfully. Nextdoor’s acquisition strategy may change over time and any future acquisitions it completes could be viewed negatively by neighbors, advertisers, investors or other parties with whom it does business. Nextdoor may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition, including accounting charges. Nextdoor may also incur unanticipated liabilities that it assumes as a result of acquiring companies. Nextdoor may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect its financial condition or the value of its securities. In the future, Nextdoor may not be able to find other suitable acquisition candidates, and it may not be able to complete acquisitions on favorable terms, if at all. Nextdoor’s acquisition strategy could require significant management attention, disrupt its business and harm its business, operating results, and financial condition.
Nextdoor’s business depends largely on its ability to attract and retain talented employees, including senior management. If Nextdoor loses the services of Sarah Friar, its Chief Executive Officer and President, or other members of its senior management team, Nextdoor may not be able to execute on its business strategy.
Nextdoor’s future success depends on its continuing ability to attract, train, assimilate, and retain highly skilled personnel, including software engineers and sales personnel. Nextdoor faces intense competition for qualified individuals from numerous software and other technology companies. In addition, competition for qualified personnel, particularly software engineers, is particularly intense in the San Francisco Bay Area, where Nextdoor’s headquarters are located. Nextdoor may not be able to retain its current key employees or attract, train, assimilate, or retain other highly skilled personnel in the future. Nextdoor may incur significant costs to attract and retain highly skilled personnel, and it may lose new employees to its competitors or other technology companies before Nextdoor realizes the benefit of its investment in recruiting and training them. As Nextdoor moves into new geographies, it will need to attract and recruit skilled personnel in those areas. If Nextdoor is unable to attract and retain suitably qualified individuals who are capable of meeting its growing technical, operational, and managerial requirements, on a timely basis or at all, Nextdoor’s business, operating results, and financial condition may be adversely affected.
Nextdoor’s future success also depends in large part on the continued services of senior management and other key personnel. In particular, Nextdoor is dependent on the services of Sarah Friar, its Chief Executive Officer and President, who is critical to the future vision and strategic direction of Nextdoor’s business. Nextdoor relies on its leadership team and key employees in the areas of engineering, sales and product development, design, marketing, operations, strategy, security, and general and administrative functions. Nextdoor’s senior management and other key personnel are all employed on an at-will basis, which means that they could terminate their employment with Nextdoor at any time, for any reason, and without notice. Nextdoor does not currently maintain key-person life insurance policies on any of its officers or employees. If Nextdoor loses the services of senior management or other key personnel, or if it is unable to attract, train, assimilate, and retain the highly skilled personnel that it needs, Nextdoor’s business, operating results, and financial condition could be adversely affected.
Volatility or lack of appreciation in Nextdoor’s stock price may also affect its ability to attract and retain its key employees. Employees may be more likely to leave Nextdoor if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of Nextdoor’s Class A common stock. If Nextdoor is unable to retain its employees, or if Nextdoor needs to increase its compensation expenses to retain its employees, Nextdoor’s business, operating results, and financial condition could be adversely affected.
Nextdoor’s core values may conflict with the short-term interests of its business.
Nextdoor considers its core values as a guide to the decisions it makes, which Nextdoor believes is essential to its success in increasing its neighbor growth rate and engagement and in serving the best, long-term interests of Nextdoor and its stockholders. In the past, Nextdoor has forgone, and may in the future forgo, certain expansion or revenue opportunities that it does not believe are aligned with its core values, even if Nextdoor’s decision may negatively impact its operating results in the short term. Nextdoor’s decisions may not result in the long-term benefits that it expects, in which case its neighbor engagement, business, operating results, and financial condition could be harmed.
Nextdoor is dependent on third-party software and service providers, including the Google Ad Manager (“GAM”) platform, for management and delivery of advertisements on the Nextdoor platform. Any failure or interruption experienced by such third-parties, including as a result of the COVID-19 pandemic, could result in the inability of certain businesses to advertise on Nextdoor’s platform, and adversely impact Nextdoor’s business, operating results, and financial condition.
Currently, Nextdoor is dependent on third-party software and service providers, including the GAM platform, for management and delivery of advertisements on the Nextdoor platform. As such, the continued use of third-party software and service providers, including GAM, is critical to Nextdoor’s continued success and any service disruptions, adverse changes to the terms of use, pricing or related terms and conditions for such third-party providers’ products, or difficulties with such products, including its data usage, meeting Nextdoor’s requirements or standards could result in the inability of certain businesses to advertise on Nextdoor’s platform, and adversely impact Nextdoor’s business, operating results, and financial condition.
Nextdoor relies on third-party software and service providers, including Amazon Web Services (“AWS”), to provide systems, storage and services for its platform. Any failure or interruption experienced by such third parties, including as a result of the COVID-19 pandemic, could result in the inability of neighbors and advertisers to access or utilize Nextdoor’s platform, and adversely impact Nextdoor’s business, operating results, and financial condition.
Nextdoor relies on third-party software and service providers, including AWS, to provide systems, storage and services, including neighbor login authentication, for its website. Any technical problem with, cyber-attack on or loss of access to such third parties’ systems, servers, or technologies could result in the inability of neighbors to access the Nextdoor platform or result in the theft of neighbors’ personal information.
Any significant disruption, limitation or loss of Nextdoor’s access to or other interference with its use of AWS, including as a result of termination by AWS of its agreement with Nextdoor, would negatively impact Nextdoor’s business, operating results, and financial condition. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause Nextdoor to incur significant time and expense and could disrupt or degrade Nextdoor’s ability to deliver its products and services. The level of service provided by AWS could affect the availability or speed of Nextdoor’s services. If neighbors or advertisers are not able to access Nextdoor’s platform or encounter difficulties in doing so, Nextdoor may lose neighbors or advertisers, which could harm its reputation, business, operating results, and financial condition.
Nextdoor utilizes data center hosting facilities operated by AWS, located in various facilities. Nextdoor is unable to serve network traffic from back-up data center services. An unexpected disruption of services provided by these data centers could hamper Nextdoor’s ability to handle existing or increased traffic, result in the loss of data or cause Nextdoor’s platform to become unavailable, which may harm Nextdoor’s reputation, business, operating results, and financial condition.

Nextdoor relies on third parties, including email providers, mobile data networks, geolocation providers and the United States Postal Service (“USPS”) to verify its neighbors’ addresses. Any failure or interruption experienced by such third parties, including the USPS, could result in the inability of neighbors to join Nextdoor’s platform, resulting in harm to Nextdoor’s reputation and an adverse impact to its business, operating results, and financial condition.
Nextdoor relies on third parties to verify its neighbors’ addresses through several methods, including but not limited to email, SMS text message, phone calls, geolocation and mailed invitations. For example, Nextdoor utilizes email providers, mobile data networks, geolocation providers and the USPS to verify neighbors’ addresses. Address verification is a critical feature of Nextdoor’s platform because it demonstrates that neighbors actually live in the neighborhood they desire to join. Any failure, interruption, or loss of access to such third parties or their software or the USPS could result in the inability of neighbors to join Nextdoor’s platform. Nextdoor’s reliance on third parties makes it vulnerable to any service interruptions, whether as a result of a cyber-attack, security breach, weather or other events, or delays in their operations. Additionally, alternative email providers, mobile data networks, geolocation providers or postal providers may be more costly to use than Nextdoor’s current providers, including the USPS. Any disruption in the third parties, including the USPS, could harm its neighbor growth, which in turn could make Nextdoor a less attractive advertising platform and harm its reputation, and to its business, operating results, and financial condition.
Technologies have been developed that can block the display of advertisements on the Nextdoor platform, which could adversely impact its business, operating results, and financial condition.
Technologies have been developed, and will likely continue to be developed, that can block the display of advertisements on the Nextdoor platform. Nextdoor generates substantially all of its revenue from advertising, and ad-blocking technologies may prevent the display of certain advertisements appearing on Nextdoor’s platform, which could harm its business, operating results, and financial condition. Existing ad-blocking technologies that have not been effective on Nextdoor’s platform may become effective as Nextdoor makes certain platform changes, and new ad-blocking technologies are developed in the future. More neighbors may choose to use such ad-blocking products to block or obscure the display of advertisements on Nextdoor’s platform if Nextdoor is unable to successfully balance the amount of its organic content and paid advertisements, or if neighbors’ attitudes toward advertisements become more negative. Further, regardless of their effectiveness, ad-blockers may generate concern regarding the health of the digital advertising industry, which could reduce the value of digital advertising and harm Nextdoor’s business, operating results, and financial condition.
Security breaches, including improper access to or disclosure of Nextdoor’s data or its neighbors’ data, or other hacking and phishing attacks on Nextdoor’s or third-party systems, could harm its reputation and adversely affect its business.
Nextdoor collects, stores, and otherwise processes personal data relating to a number of individuals such as its neighbors, employees and partners, including, but not limited to, neighbor contact details, network details, and location data. The evolution of technology systems introduces unknown and complex security risks that can be unpredictable and difficult to defend against. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. In particular, social media companies, like Nextdoor, are prone to cyber-attacks by third parties seeking unauthorized access to company or user data or to disrupt their ability to provide access to their products and services.
Nextdoor takes a variety of technical and organizational security measures and other measures to protect its data. Although Nextdoor has implemented systems and processes that are designed to protect its data and its neighbors’ data, prevent data loss, disable undesirable accounts and activities on its platform and prevent or detect security breaches, and maintains an information security policy, such measures cannot provide absolute security, and despite measures that Nextdoor has or will in the future put in place, Nextdoor may be unable to anticipate or prevent unauthorized access to such data. For example, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in the industry, have occurred on Nextdoor’s systems in the past, and are likely to occur on Nextdoor’s systems in the future. In addition, Nextdoor regularly encounters attempts to create false or undesirable accounts or take other actions on its platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Nextdoor’s efforts to protect its company data or the information that it receives may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve.
Some third parties, including advertisers and vendors, may store information that Nextdoor shares with them on their networks. If these third parties fail to implement adequate data-security practices or fail to comply with their contractual obligations and/or, where applicable, Nextdoor’s terms and policies, neighbor data may be improperly accessed, used or disclosed. Even if these third parties take all the necessary precautions and comply with their applicable obligations, their networks may still suffer a breach, which could compromise neighbor data.
Security breaches may cause interruptions to Nextdoor’s platform, degrade the neighbor experience, cause neighbors or advertisers to lose confidence and trust in Nextdoor’s platform, impair Nextdoor’s internal systems, or result in financial harm to Nextdoor.
In addition, affected neighbors, government authorities or other third parties could initiate legal or regulatory actions against Nextdoor in connection with any actual or perceived security breaches or improper disclosure of data, which could cause Nextdoor to incur significant expense and liability that may not be fully covered by insurance, if at all, or result in orders or consent decrees forcing Nextdoor to modify its business practices. Such incidents or Nextdoor’s efforts to remediate such incidents may also result in a decline in its active neighbor base or engagement levels and trust. In addition, such incidents could also result in the loss or misuse of such data, which could harm Nextdoor’s business and reputation and diminish its competitive position. In addition, any of these events could have a material and adverse effect on Nextdoor’s business, operating results, financial condition, market acceptance of Nextdoor’s products or revenues and may also divert development resources and increase service and support costs.
Distribution and marketing of, and access to, Nextdoor’s platform depends, in significant part, on a variety of third-party publishers and platforms (including mobile app stores, third-party payment providers, computer systems, and other communication systems and service providers). If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of Nextdoor’s platform in any material way, it could materially adversely affect Nextdoor’s business, operating results, and financial condition.
Nextdoor markets and distributes its platform (including related mobile applications) through a variety of third-party publishers and distribution channels. Nextdoor’s ability to market its brands on any given property or channel is subject to the policies of the relevant third party. There is no guarantee that mobile platforms will continue to feature Nextdoor, or that neighbors using mobile devices will continue to use Nextdoor’s platform rather than competing products. Nextdoor is dependent on the interoperability of its platform with mobile operating systems, networks, technologies, products, and standards that Nextdoor does not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, or changes in Nextdoor’s relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade the functionality of Nextdoor’s platform, reduce or eliminate Nextdoor’s ability to update or distribute its platform, give preferential treatment to competitive products, limit Nextdoor’s ability to deliver, target, or measure the effectiveness of advertisements, or charge fees related to the distribution of Nextdoor’s platform or Nextdoor’s delivery of advertisements could materially adversely affect the usage of Nextdoor’s platform on mobile devices. For example, the release of iOS 14.5 brought with it a number of new changes, including the need for neighbors using the app to opt in before their identifier for advertisers (“IDFA”) can be accessed by an app (which came into effect in April 2021). Apple’s IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the neighbor level will depend on the opt-in rate to grant IDFA access and if the opt-in rate is low, advertisers’ ability to target and measure advertising campaigns on Nextdoor may become significantly limited. Nextdoor did not observe any negative impact on its business, operating results or financial condition, including its revenue, revenue growth rates, and operating income (loss), related to the introduction of IDFA during the three months ended June 30, 2021, though Nextdoor may be impacted by such changes, or other changes to third-party policies or applications in the future, and as a result, its business, operating results and financial condition, including its revenue, revenue growth rates, and operating income (loss), could, in the future, be adversely impacted by any such changes. Further, Apple announced changes to be introduced for the Apple mail client available on its operating systems, including iOS 15, iPadOS 15, and macOS 12, expected to be released in September 2021, which will impact Nextdoor’s ability to measure the effectiveness of its advertisements. As a result, advertisers may find Nextdoor’s products less appealing and may seek alternative platforms on which to run their advertising campaigns.
Further, certain publishers and channels have, from time to time, limited or prohibited advertisements for a variety of reasons. There is no assurance that Nextdoor will not be limited or prohibited from using certain current or prospective marketing channels in the future. If this were to happen in the case of a significant marketing channel and/or for a significant period of time, Nextdoor’s business, operating results, and financial condition could be materially adversely affected.
Nextdoor’s platform and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in Nextdoor’s systems, could adversely affect its business.
Nextdoor’s platform and internal systems rely on software and hardware, including software and hardware developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, Nextdoor’s platform and internal systems depend on the ability of such software and hardware to store, retrieve, process, and manage immense amounts of data. The software and hardware on which Nextdoor relies has contained, and will in the future contain, errors, bugs, or vulnerabilities, and Nextdoor’s systems are subject to certain technical limitations that may compromise Nextdoor’s ability to meet its objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which Nextdoor relies have in the past led to, and may in the future lead to, outcomes including a negative experience for neighbors and advertisers who use Nextdoor’s platform, compromised ability of Nextdoor’s platform to perform in a manner consistent with Nextdoor’s terms, contracts, or policies, delayed product introductions or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of neighbors and/or Nextdoor’s intellectual property or other data, or reductions in Nextdoor’s ability to provide some or all of its services. For example, Nextdoor makes commitments to its neighbors as to how their data will be used within and across its platform, and Nextdoor’s systems are subject to errors, bugs and technical limitations that may prevent it from fulfilling these commitments reliably. In addition, any errors, bugs, vulnerabilities, or defects in Nextdoor’s systems or the software and hardware on which the company relies, failures to properly address or mitigate the technical limitations in its systems, or associated degradations or interruptions of service or failures to fulfill Nextdoor’s commitments to its neighbors, have in the past led to, and may in the future lead to, outcomes including damage to Nextdoor’s reputation, loss of neighbors, loss of advertisers, loss of revenue, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect Nextdoor’s business, operating results, and financial condition.
Risks related to financial and accounting matters
Nextdoor’s operating results may fluctuate significantly, which makes its future results difficult to predict.
Nextdoor’s quarterly and annual operating results have fluctuated in the past and may fluctuate in the future. Additionally, Nextdoor has a limited operating history with the current scale of its business, which makes it difficult to forecast its future results and subjects Nextdoor to a number of uncertainties, including Nextdoor’s ability to plan for and anticipate future growth. As a result, you should not rely upon Nextdoor’s past quarterly and annual operating results as indicators of future performance. Nextdoor has encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving markets, such as the risks and uncertainties described herein. Nextdoor’s operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of Nextdoor’s control, including, but not limited to:
•Nextdoor’s ability to generate revenues from its platform;
•Nextdoor’s ability to acquire, retain, and grow its neighbors and neighbor engagement on its platform;

•ability to attract and retain advertisers;
•ability to recognize revenue or collect payments from advertisers in a particular period;
•fluctuations in spending by Nextdoor’s advertisers due to seasonality, episodic regional or global events, including the COVID-19 pandemic, or other factors;
•fluctuations in internet usage generally;
•the number, prominence, size, format, quality and relevancy of advertisements shown to neighbors;
•the success of technologies designed to block the display of advertisements;
•changes to third-party policies or applications that limit Nextdoor’s ability to deliver, target, or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google;
•the pricing of Nextdoor’s advertisements;
•the timing, cost of and mix of new and existing sales and marketing and promotional efforts;
•the availability of Nextdoor’s platform and app on mobile devices and other third-party platforms;
•changes to Nextdoor’s platform or the development and introduction of new products or services by Nextdoor’s competitors;
•changes in advertising industry association rules and standards that limit Nextdoor’s ability to deliver, target or measure the effectiveness of advertising, such as the Network Advertising Initiative (“NAI”), and Interactive Advertising Bureau (“IAB”);
•neighbor behavior or platform changes that may reduce traffic to features of the platform that Nextdoor monetizes;
•system failures, disruptions, breaches of security or privacy, whether on Nextdoor’s platform or on those of third parties, and the costs associated with any such breaches and remediation;
•negative publicity associated with Nextdoor’s platform, including as a result of content on its platform, security breaches and neighbor privacy concerns that may result in advertisers reducing or eliminating their spend with Nextdoor;
•health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses;
•the timing of incurring additional expenses, such as increases in sales and marketing or research and development, including as a result of the COVID-19 pandemic;
•adverse litigation judgments, settlements, or other litigation-related costs;
•changes in the legislative or regulatory environment, including with respect to privacy and cybersecurity, or actions by governments or regulators, including fines, orders, or consent decrees;
•changes in U.S. generally accepted accounting principles; and
•changes in domestic and global business and macroeconomic conditions, including as a result of the COVID-19 pandemic.
The impact of one or more of the foregoing and other factors may cause Nextdoor’s operating results to vary significantly. As such, quarter-to-quarter comparisons of Nextdoor’s operating results may not be meaningful and should not be relied upon as an indication of future performance. If Nextdoor’s quarterly and annual operating results fall below the expectations of investors or securities analysts, the price of its Class A common stock could decline substantially. If Nextdoor fails to meet or exceed the expectations of investors or securities analysts, then the trading price of its Class A common stock could fall substantially, and Nextdoor could face costly lawsuits, including securities class action suits. Furthermore, any quarterly or annual fluctuations in Nextdoor’s operating results may, in turn, cause the price of its stock to fluctuate substantially.
In addition, Nextdoor believes that its rapid growth may understate the potential seasonality of its business. As Nextdoor’s revenue growth rate slows, Nextdoor expects that the seasonality in its business may become more pronounced and may in the future cause its operating results to fluctuate. For example, advertising spending is traditionally seasonally strong in the fourth quarter of each year and Nextdoor believes that this seasonality affects its quarterly results, which generally reflect higher sequential revenue growth from the third to fourth quarter compared to sequential revenue growth from the fourth quarter to the subsequent first quarter. In addition, global economic concerns continue to create uncertainty and unpredictability and add risk to Nextdoor’s future outlook. An economic downturn in any particular region in which Nextdoor does business or globally could result in reductions in revenue, as Nextdoor’s advertisers reduce their advertising budgets, and other adverse effects that could harm Nextdoor’s business, operating results, and financial condition.
Certain of Nextdoor’s market opportunity estimates, growth forecasts and key metrics could prove to be inaccurate, which may increase the risk of Nextdoor becoming subject to legal proceedings, and any real or perceived inaccuracies may harm its reputation and negatively affect its business.
Market opportunity estimates and growth forecasts discussed herein, including those Nextdoor has generated itself, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The key assumptions underlying Nextdoor’s growth forecasts and projections include Nextdoor’s ability to scale new neighbor growth, Nextdoor’s ability to grow engagement by its existing neighbor base and Nextdoor’s ability to increase monetization of its platform. These assumptions involve risks and uncertainties, including, but not limited to, those described in this “Risk Factors” section, which could cause actual results to differ materially from Nextdoor’s growth forecasts and projections. Unfavorable changes in any of these or other assumptions, most of which are beyond Nextdoor’s control, could materially and adversely affect its business, operating results, and financial condition and result in the growth forecasts and projections being materially different than actual results. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. In particular, Nextdoor’s estimates regarding its market penetration in new and existing markets are difficult to predict. In addition, this proxy statement/prospectus contains third-party estimates with respect to the addressable market for the global and U.S. digital advertising markets and the anticipated growth of such markets. Nextdoor cannot predict with precision its ability to address these markets. The addressable market Nextdoor estimates may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates and growth forecasted, its business could fail to grow at similar rates, if at all. Accordingly, Nextdoor’s forecasts of market growth should not be taken as indicative of its future growth. In addition, members of the staff of the SEC have recently questioned whether the Private Securities Litigation Reform Act of 1995 safe harbor for forward-looking statements is applicable to SPAC transactions and the U.S. House Committee on Financial Services released draft legislation amending the Securities Act and the Exchange Act to specifically exclude SPACs from the safe harbor for forward-looking statements. If the safe harbor did not apply to such statements, Nextdoor may have increased risk of being subject to legal proceedings if the forward-looking statements were materially different than actual results.
Nextdoor regularly reviews key business metrics, including WAUs, Verified Users and ARPUs and other measures to evaluate growth trends, measure its performance, and make strategic decisions. These key metrics are calculated using internal company data derived from Nextdoor’s analytics platform and have not been validated by an independent third party and there are inherent challenges in such measurements. For example, Apple announced changes to be introduced to the Apple email client available on its operating systems, including iOS 15, iPadOS 15, and macOS 12, expected to be released in September 2021, which will limit Nextdoor’s ability to measure user engagement with Nextdoor’s emails containing monetizable content for users that use the Apple email client. Nextdoor expects these changes to affect its ability to calculate WAUs, a key business metric. Following the introduction of these changes, Nextdoor will be required to rely on estimates based on past user behavior and behavior of users engaging with Nextdoor’s monetizable content on email clients other than the Apple email client in order to determine the portion of its WAU figure relating to users that engage solely with emails with monetizable content, which may impact the effectiveness of Nextdoor’s analytics platform, as well as the accuracy of Nextdoor’s WAU calculations. If Nextdoor fails to maintain an effective analytics platform, its key metrics calculations may be inaccurate, and Nextdoor may not be able to identify those inaccuracies. Nextdoor’s key business metrics may also be impacted by compliance or fraud-related bans, technical incidents, or false or spam accounts in existence on its platform. Nextdoor regularly deactivates accounts that violate Nextdoor’s terms of service, and exclude these accounts from the calculation of Nextdoor’s key business metrics; however, Nextdoor may not succeed in identifying and removing all such accounts from its platform. If Nextdoor’s metrics are incorrect or provide incomplete information about neighbors and their behavior, Nextdoor may make inaccurate conclusions about its business.
Nextdoor regularly reviews and may adjust its processes for calculating its market opportunity estimates, growth forecasts, and key metrics to improve their accuracy. Nextdoor’s market opportunity estimates, growth forecasts, and key metrics may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology. If investors or analysts do not perceive Nextdoor’s market opportunity estimates, growth forecasts, and key metrics to be accurate representations of its business, or if Nextdoor discovers material inaccuracies in its market opportunity estimates, growth forecasts and key metrics, Nextdoor’s reputation, business, operating results, and financial condition would be adversely affected.
Nextdoor has a history of net losses and may experience net losses in the future and Nextdoor cannot assure you that it will achieve or sustain profitability. If Nextdoor cannot achieve and sustain profitability, its business, financial condition, and operating results will be adversely affected.
Nextdoor has experienced significant net losses each year since it began operations in 2007, including net losses of approximately $(73.3) million, $(75.2) million, and $(46.6) million for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2021, respectively. Nextdoor has an accumulated deficit of $431.7 million as of June 30, 2021. Nextdoor anticipates that its operating expenses and capital expenditures will increase substantially in the foreseeable future as it continues to invest in acquiring additional neighbors, increasing engagement on its platform, increasing monetization on its platform, expanding its platform and operations internationally, hiring additional team members, developing and enhancing its platform, marketing and sales, and enhancing its infrastructure. Nextdoor’s expansion efforts may prove more expensive than it anticipates, and it may not succeed in increasing its revenues sufficiently to offset these higher expenses. Given the significant operating and capital expenditures associated with Nextdoor’s business plan, Nextdoor expects to continue to incur net losses for the foreseeable future and cannot assure you that it will be able to achieve profitability. If Nextdoor does achieve profitability, it cannot be certain that Nextdoor will be able to sustain or increase such profitability.
Nextdoor’s ability to use its U.S. federal and state net operating losses to offset future taxable income may be subject to certain limitations which could subject Nextdoor’s business to higher tax liability.
As of December 31, 2020, Nextdoor had gross U.S. federal net operating loss (“NOL”) carryforwards of approximately $331.9 million and gross state NOL carryforwards of approximately $185.0 million, which if not utilized, will begin to expire for federal and state income tax purposes beginning in 2028. To the extent that Nextdoor continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any. Under the 2017 Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), unused U.S. federal NOLs generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of current year taxable income.
Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and corresponding provisions of state law, if a corporation that undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to utilize its pre-change NOL carryforwards to offset its post-change income or taxes may be limited. Nextdoor has not completed a Section 382 study, and it is possible that Nextdoor has previously undergone one or more ownership changes so that its use of NOLs is currently subject to limitation.

Nextdoor may experience an ownership change in connection with the Business Combination and may also experience ownership change(s) in the future as a result of subsequent shifts in its stock ownership, some of which may be outside Nextdoor’s control. Therefore, it is possible that such an ownership change could limit the amount of NOLs Nextdoor can use to offset future taxable income. Nextdoor’s current NOL carryforwards, and any NOL carryforwards of companies it has acquired, may be subject to limitations, thereby increasing Nextdoor’s overall tax liability. Nextdoor’s NOL carryforwards may also be impaired under similar provisions of state law. Nextdoor has recorded a full valuation allowance related to its U.S. federal and state NOL carryforwards and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets. Nextdoor’s NOL carryforwards may expire unutilized or underutilized, which could prevent it from offsetting future taxable income. Any future changes in U.S. tax laws in respect of the utilization of NOL carryforwards may further affect the limitation in future years. In addition, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited at the state level, which could also impact Nextdoor’s ability to utilize NOL carryforwards. As a result, even if Nextdoor attains profitability, it may be unable to use all or a material portion of its NOLs, which could adversely affect its business, operating results, financial condition, and cash flows.
Nextdoor’s financial results may be adversely affected by changes in accounting principles generally accepted in the United States and its financial estimates may be different from its financial results.
GAAP is subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could harm Nextdoor’s revenue and financial results, and could affect the reporting of transactions completed before the announcement of a change.
If currency exchange rates fluctuate substantially in the future, Nextdoor’s operating results, which are reported in U.S. dollars, could be adversely affected.
As Nextdoor continues to expand its international operations, it will become more exposed to the effects of fluctuations in currency exchange rates. A substantial majority of Nextdoor’s revenues to date have been denominated in U.S. dollars and, therefore, Nextdoor has not historically been subject to foreign currency risk. In addition, as Nextdoor continues to expand internationally, it expects to incur increased expenses for employee compensation and other operating expenses at non-U.S. locations in the local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of such expenses being higher. This could have a negative impact on Nextdoor’s operating results. Although Nextdoor may in the future decide to undertake foreign exchange hedging transactions to cover a portion of Nextdoor’s foreign currency exchange exposure, it currently does not hedge its exposure to foreign currency exchange risks.
Nextdoor’s global operations subject Nextdoor to potentially adverse tax consequences.
Nextdoor operates in a number of tax jurisdictions globally, including in the U.S. at the federal, state and local levels, and in many foreign countries, and plans to continue to expand the scale of its operations in the future. Nextdoor is subject to review and potential audit by a number of U.S. and non-U.S. tax authorities. A change in law or in Nextdoor’s global operations could result in higher effective tax rates, reduced cash flows and lower overall profitability. In particular, Nextdoor’s intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Significant judgment is required in determining Nextdoor’s worldwide provision for income taxes and other tax liabilities. Tax authorities may disagree with and may challenge Nextdoor’s tax positions. If Nextdoor’s tax positions were not sustained, Nextdoor could be required to pay additional taxes, interest, penalties or other costs, or have other material consequences, which could result in higher effective tax rates, reduced cash flows, and lower overall profitability.
Taxing authorities in the U.S. and in foreign jurisdictions may successfully assert that Nextdoor should have collected or in the future should collect sales and use, gross receipts, value-added or similar taxes, and may successfully impose additional obligations on Nextdoor, and any such assessments or obligations could adversely affect Nextdoor’s business, operating results, and financial condition.
The application of indirect taxes, such as sales, use, value-added, and goods and services taxes, to businesses like Nextdoor is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to Nextdoor’s business.
In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. For example, in November 2020, San Francisco voters approved Proposition F, which gradually increases the gross receipts tax rates (effective January 1, 2021) for companies doing business in San Francisco. Additionally, the State of Maryland enacted a digital advertising tax which could apply to Nextdoor effective January 1, 2022. Such taxes could adversely affect Nextdoor’s business, operating results, and financial condition.
Nextdoor is subject to various indirect non-income taxes, such as payroll, sales, use, value-added and goods and services taxes in the United States and various foreign jurisdictions, and it may face indirect tax audits in various U.S. and foreign jurisdictions. In certain jurisdictions, Nextdoor collects and remits indirect taxes. However, tax authorities may question, challenge or disagree with Nextdoor’s calculation, reporting or collection of taxes and may require Nextdoor to collect taxes in jurisdictions in which it does not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring Nextdoor to collect taxes in jurisdictions in which it does not currently do so or to collect additional taxes in a jurisdiction in which it currently collects taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage neighbors from utilizing Nextdoor’s platform or could otherwise harm Nextdoor’s business, operating results, and financial condition.
Nextdoor could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities.
Due to shifting economic and political conditions in both the United States and internationally, tax policies, laws, or rates in various jurisdictions may be subject to significant changes in ways that impair Nextdoor’s financial results. Various jurisdictions around the world have enacted or are considering digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes. The Organization for Economic Cooperation and Development (“OECD”) recently released proposals relating to its initiative for modernizing international tax rules, with the goal of having different countries implement a modernized and aligned international tax framework, but there can be no guarantee that this will occur.
If the Merger does not qualify as a reorganization under Section 368(a) of the Code, the stockholders of Nextdoor may be required to pay substantial U.S. federal income taxes.
The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of this registration statement, Nextdoor is receiving an opinion of legal counsel, based on certain factual representations from Nextdoor and KVSB and certain customary factual assumptions, to the effect that the Merger will qualify as a “reorganization.” However, this opinion is not binding on the IRS. Furthermore, it is not a condition to the completion of the Merger that either Nextdoor or KVSB receives an opinion of counsel as to the tax consequences of the Merger, and the Merger will occur even if it does not so qualify. No ruling has been, or will be, sought by Nextdoor or KVSB from the IRS with respect to the Merger and there can be no assurance that the IRS will not challenge the qualification of the Merger as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. If the IRS or a court determines that the Merger should not be treated as a “reorganization,” a holder of Nextdoor common stock would recognize gain or loss upon the taxable exchange of Nextdoor common stock for consideration pursuant to the Merger. See the section entitled “U.S Federal Income Tax Considerations - Material U.S. Federal Income Tax Consequences of the Merger.”
Risks related to legal and regulatory matters
Nextdoor may be liable as a result of content or information that is published or made available on its platform.
Nextdoor is subject to many U.S. federal and state and foreign laws and regulations that involve matters central to its business, including laws and regulations that involve data privacy and protection, intellectual property

(including copyright and patent laws), content regulation, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. Although content on Nextdoor’s platform is typically generated by third parties, and not by Nextdoor, Nextdoor may be sued or face regulatory liability for claims relating to content or information that is made available on its service, including claims of defamation, disparagement, intellectual property infringement, or other alleged damages could be asserted against Nextdoor. Nextdoor’s systems, tools and personnel that help it to proactively detect potentially policy-violating or otherwise inappropriate content cannot identify all such content on its service, and in many cases this content will appear on the Nextdoor platform. This risk may increase as Nextdoor develops and increases the use of certain features, such as video, for which identifying such content is challenging. Additionally, some controversial content may not be banned on the Nextdoor platform and, even if it is not featured in advertisements to neighbors, it may still appear in the newsfeed or elsewhere. This risk is enhanced in certain jurisdictions outside of the United States where Nextdoor’s protection from liability for content published on its platform by third parties may be unclear and where Nextdoor may be less protected under local laws than it is in the United States. Further, if policy-violating content is found on the Nextdoor platform, Nextdoor may be in violation of the terms of certain of its key agreements, which may result in termination of the agreement and potentially payment of damages in some cases. Nextdoor could incur significant costs in investigating and defending such claims and, if it is found liable, damages. If any of these events occur, Nextdoor’s business, operating results, and financial condition could be harmed.
While Nextdoor relies on a variety of statutory and common-law frameworks and defenses, including those provided by the Digital Millennium Copyright Act, the Communications Decency Act (“CDA”), the fair-use doctrine in the United States and the Electronic Commerce Directive in the European Union, differences between statutes, limitations on immunity, requirements to maintain immunity, and moderation efforts in the many jurisdictions in which Nextdoor operates may affect its ability to rely on these frameworks and defenses, or create uncertainty regarding liability for information or content uploaded by neighbors and advertisers or otherwise contributed by third-parties to its platform.
Actions by governments that restrict access to Nextdoor’s platform in their countries, or that otherwise impair Nextdoor’s ability to sell advertising in their countries, could substantially harm Nextdoor’s business, operating results, and financial condition.
Governments may seek to censor content available on Nextdoor’s platform or restrict access to the platform from their country entirely, or impose other restrictions that may affect the accessibility of the platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict neighbors’ access to the platform if they consider Nextdoor to be in violation of their laws or a threat to public safety or for other reasons. It is possible that government authorities could take action that impairs Nextdoor’s ability to sell advertising, including in countries where access to Nextdoor’s consumer-facing platform may be blocked or restricted. In the event that content shown on Nextdoor’s platform is subject to censorship, access to the platform is restricted, in whole or in part, in one or more countries, or other restrictions are imposed on the platform, or Nextdoor’s competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that Nextdoor cannot access or where Nextdoor face other restrictions, Nextdoor’s ability to retain or increase its neighbor base, neighbor engagement, or the level of advertising by advertisers may be adversely affected, Nextdoor may not be able to maintain or grow its revenue as anticipated, and its financial results could be adversely affected.
Nextdoor’s business is subject to complex and evolving U.S. and foreign laws, regulations and industry standards, many of which are subject to change and uncertain interpretation, which uncertainty could harm Nextdoor’s business, operating results, and financial condition.
Nextdoor is subject to many U.S. federal and state and foreign laws, regulations and industry standards that involve matters central to its business, including laws and regulations that involve data privacy, cybersecurity, intellectual property (including copyright and patent laws), content, rights of publicity, advertising, marketing, competition, protection of minors, consumer protection, taxation, and telecommunications. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm Nextdoor’s business. In addition, the introduction of new products, expansion of Nextdoor’s activities in certain jurisdictions, or other actions that Nextdoor may take may subject the company to additional laws, regulations, or other government scrutiny.
Nextdoor relies on a variety of statutory and common-law frameworks and defenses relevant to the content available on Nextdoor’s platform, including the Digital Millennium Copyright Act, the CDA and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. However, each of these statutes is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal and state legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. Nextdoor could incur significant costs investigating and defending such claims and, if it is found liable, significant damages.
The European Union is also reviewing the regulation of digital services, and has introduced the Digital Services Act (“DSA”), a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided by the E-Commerce Directive. Some European jurisdictions and the United Kingdom have also proposed or intend to pass legislation that imposes new obligations and liabilities on platforms with respect to certain types of harmful content. While the scope and timing of these proposals are currently uncertain, if the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States or the European Union or if a court were to disagree with Nextdoor’s application of those rules to its service, it could be required to expend significant resources to try to comply with the new rules or incur liability, and its business, operating results, and financial condition could be harmed.
Nextdoor collects, stores, uses, shares and otherwise processes data, some of which contains personal information about individuals including, but not limited to, its neighbors, employees and partners including, contact details, network details, and location data. Nextdoor is therefore subject to U.S. (federal, state, local) and foreign laws and regulations regarding data privacy and security and the processing of personal information and other data from neighbors, employees or business partners. The regulatory framework for privacy, information security, data protection and processing worldwide and interpretations of existing laws and regulations is likely to continue to be uncertain and current or future legislation or regulations in the United States and other jurisdictions, or new interpretations of existing laws and regulations, could significantly restrict or impose conditions on Nextdoor’s ability to process data and increase notice or consent requirements before Nextdoor can utilize advertising technologies.
In the United States, Nextdoor is subject to numerous federal, state and local data privacy and security laws and regulations governing the processing of information about individuals. For example, the CCPA, which took effect in January 2020, establishes certain transparency obligations and creates new data privacy rights for users, including rights to access and delete their personal information as well as opt-out of certain sales or transfers of their personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes statutory damages for certain violations of the law as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, California voters approved a new privacy law, the CPRA, which becomes effective January 1, 2023 (with a look back to January 2022). The CPRA will significantly modify the CCPA, including by expanding consumers’ rights and establishing a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. For example, the CPRA and the CCPA may lead other states to pass comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to Nextdoor’s business. Virginia and Colorado have enacted the Consumer Data Protection Act (“VCDPA”) and the Colorado Data privacy Act (“CDPA”), respectively, which may impose obligations similar to or more stringent than those Nextdoor may face under other data protection laws. Compliance with the CPRA, the CCPA, the VCDPA, the CDPA and any newly enacted privacy and data security laws or regulations may be challenging and cost- and time-intensive, and may require Nextdoor to modify its data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.
In the EEA, Nextdoor is subject to the GDPR and in the United Kingdom, Nextdoor is subject to the United Kingdom data protection regime consisting primarily of the UK GDPR and the UK Data Protection Act 2018, in each case in relation to Nextdoor’s collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, imposes a strict data protection compliance regime, grants new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability) and enhances current rights (e.g., data subject access requests).
We are also subject to European Union rules with respect to cross-border transfers of personal data out of the EEA and the United Kingdom. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the EU Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. To safeguard data transfers from the EEA to other jurisdictions, including the USA, Nextdoor currently utilizes standard contractual contracts approved by the EU Commission.
This CJEU decision may result in different EEA data protection regulators applying differing standards for the transfer of personal data from the EEA to the United States, and even require ad hoc verification of measures taken with respect to data flows. Therefore, as a result of this CJEU decision, Nextdoor may be required to review, amend and take additional steps to legitimize impacted personal data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, Nextdoor could suffer increased costs to ensure compliance as well as additional complaints and/or regulatory investigations or fines, and/or if Nextdoor is otherwise unable to transfer personal data between and among countries and regions in which Nextdoor operates, it could affect the manner in which Nextdoor provides its services, the geographical location or segregation of its relevant systems and operations, and could adversely affect Nextdoor’s business, financial condition and results of operations. The EU Commission has also published revised standard contractual clauses for data transfers from the EEA: the revised clauses must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. Where Nextdoor continues to rely on standard contractual clauses, Nextdoor will need to implement the revised standard contractual clauses, in relation to relevant existing contracts and vendor/customer arrangements, within the relevant time frames. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR.
The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how U.K. data protection laws and regulations, including those regarding data transfers to and from the United Kingdom, will develop in the medium to longer term. For example, while the EU Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards, the decision will automatically expire in June 2025 unless the EU Commission re-assesses and renews/extends it. These developments and this uncertainty will lead to additional costs and increase our overall risk exposure.

We are also subject to evolving E.U. and U.K. privacy laws on cookies and e-marketing. In the E.U. and the U.K., regulators are increasingly focusing on compliance with current national laws that implement the European Directive 2002/58/EC (the “ePrivacy Directive”). The ePrivacy Directive is highly likely to be replaced by an EU regulation known as the ePrivacy Regulation that will significantly increase fines for non-compliance. In the E.U. and the U.K., informed consent is required for the placement of certain cookies or similar technologies on a user’s device and for direct electronic marketing and (under the UK GDPR and the GDPR) valid consent is tightly defined, including, a prohibition on pre-checked consents and, in the context of cookies, a requirement to obtain separate consents for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of Nextdoor’s marketing activities, divert the attention of Nextdoor’s technology personnel, adversely affect Nextdoor’s margins, increase costs and subject Nextdoor to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on Nextdoor’s marketing and personalization activities and may negatively impact its efforts to understand users.
While Nextdoor has put in efforts to comply with these regulations, the uncertainty surrounding enforcement and changing privacy landscapes could change its compliance status. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting Nextdoor’s business.
The costs of complying with these laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, Nextdoor’s business grows and its geographic scope expands. The impact of these laws and regulations may disproportionately affect Nextdoor’s business in comparison to its peers in the technology sector that have greater resources. Even though Nextdoor communicates with lawmakers and regulators in countries and regions in which it conducts business, and despite Nextdoor having a dedicated policy team to monitor legal and regulatory developments, any failure or perceived failure of compliance on Nextdoor’s part to comply with the laws and regulations may subject it to significant liabilities or penalties, or otherwise adversely affect its business, financial condition or operating results. Furthermore, it is possible that certain governments may seek to block or limit Nextdoor’s products or otherwise impose other restrictions that may affect the accessibility or usability of any or all its products for an extended period of time or indefinitely.
Nextdoor could be involved in legal disputes that are expensive and time consuming, and, if resolved adversely, could harm its business, operating results, and financial condition.
Nextdoor is currently involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of its business, including intellectual property, data privacy, cybersecurity, privacy and other torts, illegal or objectionable content, consumer protection, securities, stockholder derivative claims, employment, governance, workplace culture, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims relating to content or information that is provided to Nextdoor or published or made available on its platform. Any proceedings, claims or inquiries involving Nextdoor, whether successful or not, may be time consuming, result in costly litigation, unfavorable outcomes, increased costs of business, may require Nextdoor to change its business practices or platform, require significant amount of management’s time, may harm Nextdoor’s reputation or otherwise harm its business, operating results, and financial condition.
Nextdoor is currently involved in and has been subject to actual and threatened litigation with respect to third-party patents, trademarks, copyrights and other intellectual property, and may continue to be subject to intellectual property litigation and threats thereof. Companies in the internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As Nextdoor faces increasing competition, grows its business and platform offerings, and becomes increasingly high profile, the possibility of receiving a larger number of intellectual property claims against the company grows. In addition, various “non-practicing entities” that own patents and other intellectual property rights have asserted, and may in the future attempt to assert, intellectual property claims against Nextdoor to extract value through licensing or other settlements.
From time to time, Nextdoor receives letters from patent holders alleging that Nextdoor’s platform infringes on their patent rights and from trademark holders alleging infringement of their trademark rights. Nextdoor also receives letters from holders of copyrighted content alleging infringement of their intellectual property rights. Nextdoor’s technologies and content, including the content that neighbors upload to the platform, may not be able to withstand such third-party claims.
With respect to any intellectual property claims, Nextdoor may have to seek a license to continue using technologies or engaging in practices found to be in violation of a third-party’s rights, which may not be available on reasonable terms and may significantly increase Nextdoor’s operating expenses. A license to continue such technologies or practices may not be available to Nextdoor at all and it may be required to discontinue use of such technologies or practices or to develop alternative non-infringing technologies or practices. The development of alternative non-infringing technologies or practices could require significant effort and expense or may not be achievable at all. Nextdoor’s business, operating results, and financial condition could be harmed as a result.
Exposure to United Kingdom political developments, including the effect of its withdrawal from the European Union, could be costly and difficult to comply with and could adversely impact Nextdoor’s business, operations results, and financial condition.
In June 2016, a referendum was passed in the United Kingdom to leave the European Union, commonly referred to as “Brexit.” This decision created an uncertain political and economic environment in the United Kingdom and other European Union countries, and the formal process for leaving the European Union has taken years to complete. Although the United Kingdom and the European Union have recently entered into a trade and cooperation agreement, the long-term nature of the United Kingdom’s relationship with the European Union remains unclear and there is considerable uncertainty as to their future political and economic relations. The political and economic instability created by Brexit has caused and may continue to cause significant volatility in global financial markets and uncertainty regarding the regulation of cybersecurity in the United Kingdom. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. For example, as discussed above, although the European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards, uncertainty remains regarding how data transfers to and from the United Kingdom will be regulated in the long term. Brexit could also have the effect of disrupting the free movement of goods, services, capital, and people between the United Kingdom, the European Union, and elsewhere. The full effect of Brexit is uncertain and depends on any current and future agreements the United Kingdom makes with the European Union and others. Consequently, no assurance can be given about the impact of these developments, and Nextdoor’s operational, tax, and other policies may require reassessment and Nextdoor’s business, operating results, and financial condition may be seriously harmed.
The obligations associated with operating as a public company following the Business Combination will require significant resources and management attention and will cause Nextdoor to incur additional expenses, which will adversely affect its profitability.
Following the Business Combination, Nextdoor’s expenses will increase as a result of the additional accounting, legal and various other additional expenses usually associated with operating as a public company and complying with public company disclosure obligations. As a non-public company, Nextdoor is not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. After the Business Combination, Nextdoor will be required to comply with certain requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and other applicable securities rules and regulations. The Exchange Act requires, among other things, that Nextdoor files annual, quarterly, and current reports with respect to its business and operating results with the SEC. Nextdoor will also be required to ensure that it has the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. Compliance with these rules and regulations will increase Nextdoor’s legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on Nextdoor’s systems and resources. As a public company, Nextdoor will, among other things:
•prepare and distribute periodic public reports and other stockholder communications in compliance with its obligations under the federal securities laws;
•create or expand the roles and duties of its board of directors and committees of the board;
•institute more comprehensive financial reporting and disclosure compliance functions; and
•establish new and enhance existing internal policies, including those relating to disclosure controls and procedures.
These changes, and the additional involvement of accountants and legal advisors, will require a significant commitment of additional resources. Nextdoor might not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on its business, financial condition, results of operations and cash flows. If Nextdoor’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against Nextdoor, and Nextdoor’s business may be harmed. Moreover, in connection with this Business Combination, Nextdoor intends to increase its directors’ and officers’ insurance coverage, which will increase Nextdoor’s insurance cost. In the future, it may be more expensive or more difficult for Nextdoor to obtain director and officer liability insurance, and Nextdoor may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors would also make it more difficult for Nextdoor to attract and retain qualified members of Nextdoor’s board of directors, particularly to serve on Nextdoor’s audit and risk committee and compensation and people development committee, and qualified executive officers.
Failure to maintain effective systems of internal control and disclosure controls could have a material adverse effect on Nextdoor’s business, operating results, and financial condition.
Effective internal and disclosure controls are necessary for Nextdoor to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. As a public company, Nextdoor will be required by the Sarbanes-Oxley Act to design and maintain a system of internal control over financial reporting and disclosure controls and procedures. If Nextdoor cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed.
Nextdoor’s current controls and any new controls it develops may become inadequate because of changes in conditions in our business. Further, weaknesses in Nextdoor’s internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm Nextdoor’s operating results, may result in a restatement of its financial statements for prior periods, cause it to fail to meet its reporting obligations, and could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of its internal control over financial reporting that it is required to include in the periodic reports it will file with the SEC. However, while, following the Business Combination, New Nextdoor remains an “emerging growth company,” New Nextdoor will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in New Nextdoor’s reported financial and other information, which would likely have a negative effect on the market price of its Class A common stock. Nextdoor is not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and it is therefore not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose.
Upon becoming a public company, and particularly after New Nextdoor is no longer an “emerging growth company,” significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could harm New Nextdoor’s business, operating results and financial condition.

Risks related to intellectual property
If Nextdoor is unable to protect its intellectual property, the value of its brands and other intangible assets may be diminished, and its business, operating results, and financial condition may be adversely affected.
Nextdoor relies and expects to continue to rely on a combination of confidentiality, assignment, and license agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. In the United States and internationally, Nextdoor has filed various applications for protection of certain aspects of its intellectual property, and Nextdoor currently holds issued patents and copyrights in the United States, issued copyrights in the United States, and multiple trademark registrations in the United States and other foreign countries. Third parties may knowingly or unknowingly infringe Nextdoor’s proprietary rights, third parties may challenge proprietary rights held by Nextdoor, and pending and future trademark and patent applications may not be approved.
Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to Nextdoor. Patent applications in the U.S. are typically not published until at least 18 months after filing, or, in some cases, not at all. Nextdoor cannot be certain that it was the first to make the inventions claimed in its pending patent applications or that it was the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and Nextdoor may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Recent changes to the patent laws in the U.S. may also bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications. Such changes may lead to uncertainties or increased costs and risks surrounding the prosecution, validity, ownership, enforcement, and defense of its issued patents and patent applications and other intellectual property, the outcome of third-party claims of infringement, misappropriation, or other violation of intellectual property brought against Nextdoor and the actual or enhanced damages (including treble damages) that may be awarded in connection with any such current or future claims, and could have a material adverse effect on Nextdoor’s business.
Nextdoor relies on its trademarks, trade names, and brand names to distinguish its platform from the products of its competitors. However, third parties may have already registered identical or similar marks for products or solutions that also address the software market. Efforts by third parties to limit use of Nextdoor’s brand names or trademarks and barriers to the registration of brand names and trademarks may restrict its ability to promote and maintain a cohesive brand throughout Nextdoor’s key markets. There can also be no assurance that pending or future U.S. or foreign trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect Nextdoor’s brand names and trademarks. Third parties may also oppose Nextdoor’s trademark applications, or otherwise challenge Nextdoor’s use of the trademarks. In the event that Nextdoor’s trademarks are successfully challenged, Nextdoor could be forced to rebrand its platform, which would result in loss of brand recognition and would require it to devote resources to advertising and marketing new brands.
In addition, effective intellectual property protection may not be available in every country in which Nextdoor operates or intends to operate its business. In any or all of these cases, Nextdoor may be required to expend significant time and expense in order to prevent infringement or to enforce its rights. Although Nextdoor has generally taken measures to protect its proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to Nextdoor’s and compete with its business. If the protection of Nextdoor’s proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of its brands and other intangible assets may be diminished and competitors may be able to more effectively mimic Nextdoor’s platform and methods of operations.
To prevent substantial unauthorized use of Nextdoor’s intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of Nextdoor’s proprietary rights against third parties. Any such action could result in significant costs and diversion of its resources and management’s attention, and Nextdoor cannot assure that it will be successful in such action. Furthermore, many of Nextdoor’s current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights (or to contest claims of infringement) than Nextdoor does. Accordingly, despite Nextdoor’s efforts, it may not be able to prevent third parties from knowingly or unknowingly infringing upon, misappropriating or circumventing its intellectual property rights. If Nextdoor is unable to protect its proprietary rights (including aspects of its software and platform protected other than by patent rights), it will find itself at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create its platform. Moreover, Nextdoor may need to expend additional resources to defend its intellectual property rights in foreign countries, and its inability to do so could impair its business, results of operations and financial condition or adversely affect its business, operating results, and financial condition.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information.
Nextdoor has devoted substantial resources to the development of its intellectual property and proprietary rights. To protect its intellectual property and proprietary rights, Nextdoor relies in part on confidentiality agreements with its employees, vendors, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Effective trade secret protection may also not be available in every country in which Nextdoor’s platform is available or where it has employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with Nextdoor’s platform by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which it operates may compromise its ability to enforce its trade secret and intellectual property rights. In addition, others may independently discover trade secrets and proprietary information and in such cases, Nextdoor could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Nextdoor’s proprietary rights and failure to obtain or maintain trade secret protection could adversely affect its competitive business position.
Third parties may claim that Nextdoor’s platform infringes their intellectual property rights and this may create liability for Nextdoor or otherwise adversely affect its business, operating results and financial condition.
Third parties may claim that Nextdoor’s platform infringes their intellectual property rights, and such claims may result in legal claims against Nextdoor and its technology partners and customers. These claims may damage Nextdoor’s brand and reputation and create liability for Nextdoor. Nextdoor expects the number of such claims to increase as the functionality of Nextdoor’s platform overlaps with that of other products and services, and as the volume of issued software patents and patent applications continues to increase.
Companies in the software and technology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by its existing intellectual property protections may seek to assert patent claims against Nextdoor. Nextdoor has received, and may in the future receive, notices that claim it has misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent Nextdoor gains greater market visibility, Nextdoor may face a higher risk of being the subject of intellectual property infringement claims.
Nextdoor may also face exposure to third party intellectual property infringement, misappropriation, or violation actions if Nextdoor engages software engineers or other personnel who were previously engaged by competitors or other third parties and those personnel inadvertently or deliberately incorporate proprietary technology of third parties into its products. In addition, Nextdoor may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent Nextdoor’s ability to develop, market and support potential products or enhancements, which could severely harm its business. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert its management’s attention and other resources. These claims could also subject Nextdoor to significant liability for damages, potentially including treble damages if Nextdoor is found to have willfully infringed patents or copyrights. These claims could also result in Nextdoor having to stop using technology found to be in violation of a third party’s rights. Nextdoor might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, Nextdoor could be required to pay significant royalties, which would increase its operating expenses. Alternatively, Nextdoor could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of its platform. If Nextdoor cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of its business, Nextdoor would be forced to limit use of its platform. Any of these results would adversely affect Nextdoor’s business, operating results and financial condition.
Nextdoor’s use of “open source” software could subject it to possible litigation or could prevent it from offering products that include open source software or require it to obtain licenses on unfavorable terms.
A portion of the technologies Nextdoor uses incorporates “open source” software, and Nextdoor may incorporate open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject Nextdoor to certain unfavorable conditions, including requirements that Nextdoor offer its products that incorporate the open source software for no cost, that Nextdoor make publicly available the source code for any modifications or derivative work it creates based upon, incorporating or using the open source software, or that Nextdoor license such modifications or derivative works under the terms of the particular open source license. From time to time, companies that use third-party open source software have also faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. Nextdoor may be subject to suits by parties claiming ownership of what it believes to be open source software, or claiming non-compliance with the applicable open source licensing terms.
In addition to using open source software, Nextdoor also licenses to others some of its software through open source projects. Open sourcing Nextdoor’s own software requires the company to make the source code publicly available, and therefore can affect its ability to protect Nextdoor’s intellectual property rights with respect to that software. Additionally, if a third-party software provider has incorporated open source software into software that Nextdoor licenses from such provider, it could be required to disclose any of its source code that incorporates or is a modification or derivative work of such licensed software. If an author or other third party that distributes open source software that Nextdoor uses or licenses were to allege that Nextdoor had not complied with the conditions of the applicable license, Nextdoor could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering its products that contained the open source software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until Nextdoor can re-engineer the product so that it complies with the open source license or does not incorporate the open source software.
The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and accordingly there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Nextdoor’s ability to commercialize its platform. In that event, Nextdoor could be required to seek licenses from third parties in order to continue offering its platform, to re‑develop its platform, or to release its proprietary source code under the terms of an open source license, any of which could harm Nextdoor’s business. Enforcement activity for open source licenses can also be unpredictable. Were it determined that Nextdoor’s use was not in compliance with a particular license, it may be required to release its proprietary source code, defend claims, pay damages for breach of contract or copyright infringement, grant licenses to its patents, re-engineer its platform, or take other remedial action that may divert resources away from its product development efforts, any of which could negatively impact its business. Open source compliance problems can also result in damage to reputation and challenges in recruitment or retention of engineering personnel. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against Nextdoor based on Nextdoor’s use of these open source software programs. Litigation could be costly for Nextdoor to defend, have a material adverse effect on its business, results of operations and financial condition, or require Nextdoor to devote additional development resources to change its platform.
Nextdoor licenses technology from third parties, and Nextdoor’s inability to maintain those licenses could harm its business.
Nextdoor currently incorporates, and will in the future continue to incorporate, technology that it licenses from third parties, including software, into its platform. Licensing technologies from third parties exposes Nextdoor to increased risk of being the subject of intellectual property infringement due to, among other things, its lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. Nextdoor cannot be certain that its licensors do not or will not infringe on the intellectual property rights of third parties or that its licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which Nextdoor operates. Some of Nextdoor’s agreements with its licensors may be terminated by them for convenience, or otherwise provide for a limited term. If Nextdoor is unable to continue to license technology because of intellectual property infringement claims brought by third parties against its licensors or against us, or if Nextdoor is unable to continue its license agreements or enter into new licenses on commercially reasonable terms, Nextdoor’s ability to develop its platform that is dependent on that technology would be limited, and Nextdoor’s business could be harmed. Additionally, if Nextdoor is unable to license technology from third parties, Nextdoor may be forced to acquire or develop alternative technology, which it may be unable to do in a commercially feasible manner or at all, and may require Nextdoor to use alternative technology of lower quality or performance standards. As a result, Nextdoor’s business, operating results and financial condition would be adversely affected.
Risks Related to the Business Combination and KVSB, and SPACs Generally
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to KVSB prior to the consummation of the Business Combination and New Nextdoor following the consummation of the Business Combination.
The Sponsor and our directors and officers have agreed to vote their founder shares, private placement shares and any shares of public common stock in favor of the Business Combination, regardless of how KVSB’s public stockholders vote.
Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and our directors and officers have agreed, pursuant to the terms of the Sponsor Support Agreement, to vote their founder shares, private placement shares and any public shares held by them in favor of the Business Combination. As a result, in addition to the founder shares and private placement shares, we would need 17,750,863, or 37.2% (assuming all issued and outstanding shares are voted), or 5,809,088, or 12.2% (assuming only the minimum number of shares representing a quorum are voted), of the 41,634,412 public shares of KVSB common stock sold in our initial public offering to be voted in favor of the Business Combination (including the Merger) in order to have such Business Combination approved. We expect that the Sponsor and our directors and officers will own approximately 12.8% of our issued and outstanding KVSB common stock at the time of any such stockholder vote. Accordingly, if we seek stockholder approval of our initial Business Combination, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their founder shares in accordance with the majority of the votes cast by our public stockholders.
Neither the KVSB board of directors nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.
Neither the KVSB board of directors nor any committee thereof is required to obtain an opinion that the price that we are paying for Nextdoor is fair to us from a financial point of view. Neither the KVSB board of directors nor any committee thereof obtained a third-party valuation in connection with the Business Combination. In analyzing the Business Combination, among other things, the KVSB board of directors and management, together with its legal, accounting and other advisors, conducted due diligence on Nextdoor. The KVSB board of directors reviewed comparisons of selected financial data of Nextdoor with its peers in the industry and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of KVSB’s stockholders. Accordingly, investors will be relying solely on the judgment of the KVSB board of directors and management in valuing Nextdoor, and the KVSB board of directors and management may not have properly valued such businesses. The lack of a third-party valuation may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

Our ability to seek an alternative business combination is limited even if we determine the Business Combination is no longer in our stockholders’ best interest.
If we do not obtain stockholder approval at the special meeting, Nextdoor can continually obligate us to hold additional special meetings to vote on the Condition Precedent Proposals until the earlier of such stockholder approval being obtained and the Agreement End Date. This could limit our ability to seek an alternative business combination that our stockholders may prefer after such initial vote.
Since the Sponsor and KVSB’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our stockholders, a conflict of interest may have existed in determining whether the Business Combination with Nextdoor is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.
When you consider the recommendation of the KVSB Board in favor of approval of the proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and KVSB’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, those of KVSB stockholders generally. The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend the stockholders vote for the proposals. In addition, KVSB’s officers may have interests in the Business Combination that may conflict with your interests as a stockholder. These interests include, among other things, the interests listed below:
•Prior to KVSB’s initial public offering, the Sponsor purchased 10,000,000 founder shares, at $0.0025 per share. Subsequent to the share capitalization, the Sponsor transferred 40,000 founder shares to each of Dmitri Shklovsky, Anita Sands and Enrico Gaglioti, KVSB’s independent directors. If KVSB does not consummate a business combination by the Liquidation Date, it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such event, the 10,000,000 founder shares owned by the Sponsor and KVSB’s independent directors would be worthless because following the redemption of the public shares, KVSB would likely have few, if any, net assets and because the Sponsor and KVSB’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of the 10,000,000 founder shares held by it if KVSB fails to complete a business combination within the required period. Additionally, in such event, the 1,132,688 private placement shares purchased by the Sponsor simultaneously with the consummation of the initial public offering for an aggregate purchase price of $11,326,880, will also expire worthless. Mr. Kaul, KVSB’s Chairman and Chief Executive Officer, also has an economic interest in such private placement shares and in the 9,880,000 founder shares owned by the Sponsor. The 10,232,269 shares of New Nextdoor Class A common stock into which the 9,880,000 founder shares held by the Sponsor will convert in connection with the Merger, if unrestricted, fully vested and freely tradable, would have had an aggregate market value of approximately $103.7 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Nextdoor Class A common stock will be subject to certain restrictions, including those described above, KVSB believes such shares have less value. The 176,334 shares of New Nextdoor Class A common stock into which the 120,000 founder shares held by KVSB’s independent directors will convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.8 million based upon the closing price of $10.13 per share on the Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 1,132,688 private placement shares of New Nextdoor Class A common stock held by the Sponsor, if unrestricted and freely tradable, would have had an aggregate market value of approximately $11.5 million based upon the closing price of $10.13 per share on the Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus.

•The Sponsor (including its representatives and affiliates) and KVSB’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to KVSB. For example, certain officers and directors of KVSB, who may be considered an affiliate of the Sponsor, have also recently incorporated Khosla Ventures Acquisition Co. (“KVSA”), Khosla Ventures Acquisition Co. III (“KVSC”) and Khosla Ventures Acquisition Co. IV (“KVSD”), each of which is a blank check company incorporated as a Delaware corporation for the purpose of effecting their respective initial business combinations. Samir Kaul is Chairman and Chief Executive Officer and Peter Buckland is Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of each of KVSA, KVSC and KVSD. Additionally, Dmitry Shklovsky is a director of KVSA. The Sponsor and KVSB’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to KVSB completing its initial business combination. Moreover, certain of KVSB’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. KVSB’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to KVSB, and the other entities to which they owe certain fiduciary or contractual duties, including KVSA, KVSC and KVSD. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented and KVSB’s Existing Organizational Documents provide that KVSB renounces its interest in any corporate opportunity offered to any director or officer of KVSB. However, we do not believe that these conflicts materially impacted KVSB’s search for an acquisition target because our management team has significant experience in identifying and executing multiple acquisition opportunities simultaneously and we were not limited by industry or geography in terms of the acquisition opportunities we could pursue.
•KVSB’s existing directors and officers will be eligible for continued indemnification and continued coverage under KVSB’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.
•The Sponsor Related PIPE Investor has subscribed for $7.5 million of the PIPE Investment, for which they will receive up to 750,000 shares of New Nextdoor Class A common stock. Mr. Kaul has an economic interest in the Sponsor Related PIPE Investor. The 750,000 shares of New Nextdoor Class A common stock which the Sponsor Related PIPE Investor has subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of approximately $7.6 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus.
•In the event that KVSB fails to consummate a business combination within the prescribed time frame (pursuant to the Existing Organizational Documents), or upon the exercise of a redemption right in connection with the Business Combination, KVSB will be required to provide for payment of claims of creditors that were not waived that may be brought against KVSB within the ten years following such redemption. In order to protect the amounts held in KVSB’s trust account, the Sponsor has agreed that it will be liable to KVSB if and to the extent any claims by a third party (other than KVSB’s independent auditors) for services rendered or products sold to KVSB, or a prospective target business with which KVSB has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to fund KVSB’s working capital requirements, subject to an annual limit of $500,000, and/or to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of KVSB’s initial public offering against certain liabilities, including liabilities under the Securities Act.
•KVSB’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on KVSB’s behalf, such as identifying and investigating possible business targets and business combinations. KVSB expects to incur approximately $28.3 million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account), and to the extent that KVSB’s officers and directors or their affiliates are advancing any of these expenses on behalf of KVSB, they are entitled to reimbursement of such payments. However, if KVSB fails to consummate a business combination by the Liquidation Date, they will not have any claim against the trust account for reimbursement. Accordingly, KVSB may not be able to reimburse the expenses advanced by KVSB’s officers and directors or their affiliates if the Business Combination, or another business combination, is not completed by the Liquidation Date.
•Pursuant to the Registration Rights Agreement, the Sponsor and the Sponsor Related PIPE Investor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Nextdoor common stock held by such parties following the consummation of the Business Combination.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
The personal and financial interests of the Sponsor and KVSB’s directors and officers may have influenced their motivation in identifying and selecting Nextdoor as a business combination target, completing an initial business combination with Nextdoor and influencing the operation of the business following the initial business combination. In considering the recommendations of the KVSB Board to vote for the proposals, its stockholders should consider these interests.
The exercise of KVSB’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in KVSB’s stockholders’ best interest.
In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require KVSB to agree to amend the Merger Agreement, to consent to certain actions taken by Nextdoor or to waive rights that KVSB is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Nextdoor’s business or a request by Nextdoor to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at KVSB’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) or officers(s) between what he, she or they may believe is best for KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action.
We and Nextdoor will incur significant transaction and transition costs in connection with the Business Combination.
We and Nextdoor have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Nextdoor may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by New Nextdoor following the closing of the Business Combination.

The announcement of the proposed Business Combination could disrupt New Nextdoor’s relationships with its neighbors, business partners and others, as well as its operating results and business generally.
Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on New Nextdoor’s business include the following:
•its employees may experience uncertainty about their future roles, which might adversely affect New Nextdoor’s ability to retain and hire key personnel and other employees;
•neighbors, business partners and other parties with which New Nextdoor maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with New Nextdoor or fail to extend an existing relationship with New Nextdoor; and
•New Nextdoor has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.
If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact New Nextdoor’s operating results and cash available to fund its business.
Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, operating results and our share price, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to Nextdoor has identified all material issues or risks associated with Nextdoor, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of Nextdoor’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and operating results and could contribute to negative market perceptions about our securities or New Nextdoor. Additionally, we have no indemnification rights against the Nextdoor Stockholders under the Merger Agreement and all of the purchase price consideration will be delivered at the Closing.
Accordingly, any stockholders of KVSB who choose to remain New Nextdoor stockholders following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
The Nextdoor projected financial information considered by KVSB may not be realized, which may adversely affect the market price of New Nextdoor Class A common stock following the completion of the Business Combination.
In performing its financial analyses, KVSB relied on, among other things, certain information, including the forecasts and financial projections described in the section entitled “BCA Proposal — Projected Financial Information.” The Nextdoor forecasts and financial projections were prepared by, or at the direction of, the management of Nextdoor. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Nextdoor. There can be no assurance that Nextdoor’s financial condition and operating results will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of New Nextdoor Class A common stock or the financial position of Nextdoor following the Business Combination.
The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Nextdoor’s actual financial position or results of operations would have been.
The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, KVSB being treated as the “acquired” company for financial reporting purposes in the Business Combination, the cash and cash equivalents of Nextdoor on the Closing Date and the number of shares of KVSB Class A common stock that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New Nextdoor’s future operating or financial performance and New Nextdoor’s actual financial condition and operating results may vary materially from New Nextdoor’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
We have a specified maximum redemption threshold. This redemption threshold may make it more difficult for us to complete the Business Combination as contemplated.
The Merger Agreement provides that Nextdoor’s obligation to consummate the Business Combination is conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, (x) the amount required to satisfy KVSB’s obligations to its stockholders (if any) that exercise their rights to redeem their public shares pursuant to the Existing Organizational Documents and (y) all accrued and unpaid Transaction Expenses of Nextdoor and KVSB, plus the PIPE Investment Amount actually received by KVSB prior to or substantially concurrently with Closing plus the aggregate amount of cash that has been funded to and remains with KVSB pursuant to the Forward Purchase Agreement, as applicable, shall be equal to or greater than $400.0 million.
The Minimum Cash Condition is for the sole benefit of Nextdoor. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. There can be no assurance that Nextdoor could and would waive the Minimum Cash Condition. In addition, pursuant to the Existing Organizational Documents, in no event will KVSB redeem public shares in an amount that would cause New Nextdoor’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
If such conditions are waived and the Business Combination is consummated with less than the Minimum Available Cash Amount in the trust account, the cash held by New Nextdoor and its subsidiaries (including Nextdoor) in the aggregate, after the Closing may not be sufficient to allow us to operate and meet our financial obligations as they become due. The additional exercise of redemption rights with respect to a large number of our public stockholders may make us unable to take such actions as may be desirable in order to optimize the capital structure of New Nextdoor after consummation of the Business Combination and we may not be able to raise additional financing necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.
The Sponsor may elect to purchase shares from public stockholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Nextdoor or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of KVSB’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Nextdoor or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the BCA Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal by a requisite vote of our stockholders, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) KVSB’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.
Entering into any such arrangements may have a depressive effect on the shares of KVSB common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).
Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption.

Accordingly, the per share redemption amount received by public stockholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.
The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below the lesser of (1) $10.00 per public share or (2) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, if any, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
If, after we distribute the proceeds in the trust account to our public stockholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the trust account to our public stockholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable preference. As a result, a liquidator could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
If, before distributing the proceeds in the trust account to our public stockholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the trust account to our public stockholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any liquidation claims deplete the trust account, the per share amount that would otherwise be received by our stockholders in connection with our liquidation would be reduced.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our stockholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Past performance by any member or members of our management team or any of their respective affiliates may not be indicative of future performance of an investment in Nextdoor or New Nextdoor.
Past performance by any member or members of our management team or any of their respective affiliates, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of any member or members of our management team, any of their respective affiliates or any of the foregoing’s related investment’s performance, as indicative of the future performance of an investment in Nextdoor or New Nextdoor or the returns Nextdoor or New Nextdoor will, or is likely to, generate going forward.
The public stockholders will experience immediate dilution as a consequence of the issuance of New Nextdoor common stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the Equity Incentive Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of New Nextdoor.
It is anticipated that, following the Business Combination, (1) KVSB’s public stockholders are expected to own approximately 10.9% of the outstanding New Nextdoor common stock (and 1.3% of the voting power of the New Nextdoor common stock), (2) Nextdoor Stockholders (without taking into account any public shares held by Nextdoor Stockholders prior to the consummation of the Business Combination) are expected to own approximately 79.1% of the outstanding New Nextdoor common stock (and 97.4% of the voting power of the New Nextdoor common stock), (3) the Sponsor and related parties expected to own approximately 3.0% of the outstanding New Nextdoor common stock (and 0.4% of the voting power of the New Nextdoor common stock) and (4) the PIPE Investors are expected to own approximately 7.0% of the outstanding New Nextdoor common stock (and 0.9% of the voting power of the New Nextdoor common stock). These percentages assumes (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) the exclusion of (a) an estimated 61,357,864 shares of New Nextdoor Class B common stock reserved for potential future issuance upon the exercise of New Nextdoor Options and settlement of New Nextdoor RSUs or New Nextdoor Restricted Stock Awards and (b) an estimated 180,492 shares of New Nextdoor Class B common stock related to certain entitlements to receive Nextdoor common stock pursuant to the terms of the Pixel Labs Merger Agreement, which were canceled and converted into the right to receive New Nextdoor Class B common stock equal to the Exchange Ratio multiplied by the number of Nextdoor common stock held by such holder immediately prior to the Effective Time, (iii) the inclusion of New Nextdoor Class B common stock issued as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 303,175,793 shares of New Nextdoor Class B common stock, (iv) New Nextdoor issues 27,000,000 shares of New Nextdoor Class A common stock to the PIPE Investors pursuant to the PIPE Investment, (v) New Nextdoor issues zero shares of New Nextdoor common stock to Sponsor (together with any permitted transferees under the Forward Purchase Agreement) pursuant to the Forward Purchase Agreement, (vi) the conversion of all outstanding KVSB Class B common stock shares into an aggregate of 7,347,249 shares of New Nextdoor Class A common stock and (vii) the conversion of all outstanding KVSB Class K common stock shares into an aggregate of 3,061,354 shares of New Nextdoor Class A common stock. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing stockholders in the combined company will be different.
The Third-Party PIPE Investors have agreed to purchase 21,750,000 shares of New Nextdoor Class A common stock, at $10.00 per share, for approximately $217.50 million of gross proceeds. The Sponsor Related PIPE Investors have agreed to purchase 750,000 shares of New Nextdoor Class A common stock, at $10.00 per share, for approximately $7.5 million of gross proceeds. The Nextdoor PIPE Investors have agreed to purchase 4,500,000 shares of New Nextdoor Class A common stock, at $10.00 per share, for approximately $45.0 million of gross proceeds.
If the actual facts are different from these assumptions, the percentage ownership retained by KVSB’s existing stockholders in the combined company will be different.

In addition, Nextdoor employees, members of the board of directors, and other service providers are expected to be granted, after the Business Combination, equity awards under the Equity Incentive Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Nextdoor Class A common stock.
The issuance of additional New Nextdoor common stock will significantly dilute the equity interests of existing holders of KVSB securities and may adversely affect prevailing market prices for our public shares.
The NYSE may not list New Nextdoor’s securities on its exchange, which could limit investors’ ability to make transactions in New Nextdoor’s securities and subject New Nextdoor to additional trading restrictions.
We will apply to have New Nextdoor’s securities listed on the NYSE upon consummation of the Business Combination. In order to continue to obtain the listing of New Nextdoor’s securities on the NYSE, we will be required to demonstrate compliance with the NYSE’s initial listing requirements, which are more rigorous than the NYSE’s continued listing requirements.
We cannot assure you that we will be able to meet all of the initial listing requirements of the NYSE. Even if New Nextdoor’s securities are listed on the NYSE, New Nextdoor may be unable to maintain the listing of its securities in the future.
If New Nextdoor fails to meet the initial listing requirements and the NYSE does not list its securities on its exchange, Nextdoor would not be required to consummate the Business Combination. In the event that Nextdoor elected to waive this condition, and the Business Combination was consummated without New Nextdoor’s securities being listed on the NYSE or on another national securities exchange, New Nextdoor could face significant material adverse consequences, including:
•a limited availability of market quotations for New Nextdoor’s securities;
•reduced liquidity for New Nextdoor’s securities;
•a determination that New Nextdoor common stock is a “penny stock” which will require brokers trading in New Nextdoor common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Nextdoor’s securities;
•a limited amount of news and analyst coverage; and
•a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Nextdoor’s securities were not listed on the NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.
KVSB’s and Nextdoor’s ability to consummate the Business Combination, and the operations of New Nextdoor following the Business Combination, may be materially adversely affected by the recent coronavirus (“COVID-19”) pandemic.
The COVID-19 outbreak has adversely affected, and other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases or public health crises) could adversely affect, economies and financial markets worldwide, business operations and the conduct of commerce generally, and the business of Nextdoor or New Nextdoor following the Business Combination could be adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The outbreak of COVID-19 may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to the market for our securities.
KVSB has identified material weaknesses in its internal control over financial reporting as of June 30, 2021. If KVSB is unable to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in KVSB and materially and adversely affect its business and operating results, and as a result, the value of its common stock.
KVSB’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. KVSB’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of KVSB’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. On August 31, 2021, KVSB’s management, together with its audit committee, determined that KVSB’s previously issued financial statements and other financial data as of and for the period from January 29, 2021 (inception) through March 31, 2021 should be restated (the “Restatement”). Due solely to the events that led to the Restatement of KVSB’s financial statements, KVSB’s management has identified material weaknesses in internal controls over financial reporting related to that inaccurate accounting.
Effective internal controls are necessary to provide reliable financial reports and prevent fraud. KVSB continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.
If KVSB identifies any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In such case, KVSB may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in its financial reporting and its stock price may decline as a result. KVSB cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses. If the Business Combination is consummated, KVSB can provide no assurance that New Nextdoor’s internal controls and procedures over financial reporting of the post-Business Combination company will be effective. See “—Failure to maintain effective systems of internal control and disclosure controls could have a material adverse effect on Nextdoor’s business, operating results, and financial condition.”
KVSB and, following the Business Combination, New Nextdoor, may face litigation and other risks as a result of the material weakness in KVSB’s internal control over financial reporting.
KVSB’s management and its audit committee concluded that it was appropriate to restate its previously issued financial statements as of and for the period from January 29, 2021 (inception) through March 31, 2021. See “ —KVSB has identified material weaknesses in its internal control over financial reporting as of June 30, 2021. If KVSB is unable to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in KVSB and materially and adversely affect its business and operating results.” As part of the Restatement, KVSB identified a material weakness in its internal control over financial reporting.
As a result of such material weakness, the Restatement, and the change in accounting for the Class A common stock and the Class K founder shares, KVSB and, following the Business Combination, New Nextdoor, face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weakness in KVSB’s internal control over financial reporting and the preparation of its financial statements. As of the date of this proxy statement/prospectus, KVSB has no knowledge of any such litigation or dispute. However, KVSB can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on KVSB’s business, results of operations and financial condition or KVSB’s ability to complete the Business Combination and related transactions.
Additional Risks Related to Ownership of New Nextdoor Class A Common Stock Following the Business Combination and New Nextdoor Operating as a Public Company
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to KVSB prior to the consummation of the Business Combination and New Nextdoor following the consummation of the Business Combination.
The dual class structure of New Nextdoor’s common stock may adversely affect the trading market for its Class A common stock following the closing of the transaction.
S&P Dow Jones and FTSE Russell limit their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of New Nextdoor’s common stock may prevent the inclusion of New Nextdoor’s Class A common stock in such indices and may cause shareholder advisory firms to publish negative commentary about New Nextdoor’s corporate governance practices or otherwise seek to cause New Nextdoor to change its capital structure. Any such exclusion from indices could result in a less active trading market for New Nextdoor’s Class A common stock. Any actions or publications by shareholder advisory firms critical of Nextdoor’s corporate governance practices or capital structure could also adversely affect the value of New Nextdoor’s Class A common stock.
The dual class structure of New Nextdoor’s common stock will have the effect of concentrating voting power with New Nextdoor’s management and other existing stockholders, which will limit your ability to influence the outcome of important transactions, including a change in control.
New Nextdoor’s Class B common stock has 10 votes per share and its Class A common stock has one vote per share. Following the Business Combination, New Nextdoor stockholders who hold shares of Class B common stock, including certain of New Nextdoor’s executive officers, employees, and directors and their affiliates and other existing stockholders, including the Sponsor, together will hold a substantial majority of the voting power of New Nextdoor’s outstanding capital stock. Because of the 10-to-1 voting ratio between New Nextdoor’s Class B and Class A common stock, the holders of New Nextdoor’s Class B common stock will, following the Business Combination, collectively control a majority of the combined voting power of common stock and therefore will be able to control all matters submitted to New Nextdoor’s stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of its Class A and Class B common stock. This concentrated control will limit or preclude your ability to influence the outcome of important corporate matters, including a change in control, for the foreseeable future.
Following the Business Combination, transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.
The price of New Nextdoor Class A common stock may be volatile.
Upon consummation of the Business Combination, the price of New Nextdoor common stock, may fluctuate due to a variety of factors, including:
•actual or anticipated fluctuations in our user growth, retention, engagement, revenue, or other operating results;

•developments involving New Nextdoor’s competitors;
•variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;
•actual or anticipated fluctuations in New Nextdoor’s quarterly or annual operating results;
•any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information, or our failure to meet expectations based on this information;
•publication of research reports by securities analysts about New Nextdoor or its competitors or its industry;
•the public’s reaction to New Nextdoor’s press releases, its other public announcements and its filings with the SEC;
•additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, or if existing stockholders subject to a lock-up sell shares into the market when applicable “lock-up” periods end;
•additions and departures of key personnel;
•commencement of, or involvement in, litigation involving the combined company;
•changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of shares of New Nextdoor common stock available for public sale;
•announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•announcements by us or estimates by third parties of actual or anticipated changes in the size of our user base or the level of user engagement;
•changes in operating performance and stock market valuations of technology companies in our industry, including our partners and competitors;
•price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and
•other events or factors, including those resulting from effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, international currency fluctuations, corruption, political instability and acts of war or terrorism.
In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and seriously harm our business.
New Nextdoor will have broad discretion in how we may use the net proceeds in connection with the Business Combination, and we may not use them effectively.
We cannot specify with any certainty the particular uses of the net proceeds that we will receive in connection with the Business Combination. Our management will have broad discretion in applying the net proceeds we receive in connection with the Business Combination. We may use the net proceeds for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. We may also spend or invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed. Pending their use, the net proceeds that we receive in connection with the Business Combination may be invested in a way that does not produce income or that loses value.
New Nextdoor does not intend to pay cash dividends for the foreseeable future.
Following the Business Combination, New Nextdoor currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of New Nextdoor’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant. As a result, you may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases.
Because Nextdoor is going public through a business combination instead of an initial public offering, no underwriter has assumed risk in connection with the business combination or conducted due diligence of Nextdoor’s business, operations or financial condition, including review of the disclosure in this proxy statement/prospectus.
Nextdoor is going public through a business combination. The business combination transaction is not an underwritten initial public offering and, therefore, underwriters have not assumed risk in connection with the business combination. Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that, after reasonable investigation, it believed that the statements in the registration statement were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant, including reviewing the registrant’s disclosure in the registration statement. Such due diligence may include calls with the issuer’s management, review of material agreements, and background checks on key personnel, among other investigations.
Because Nextdoor intends to become publicly traded through a business combination with a special purpose acquisition company rather than through an underwritten offering of its common stock, no underwriter is involved in the transaction. As a result, no underwriter has conducted diligence on Nextdoor in order to establish a due diligence defense with respect to the disclosure presented in this proxy statement/prospectus. If such investigation had occurred, certain information in this proxy statement/prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter. Moreover, no underwriter will be subject to liability to investors in connection with misstatements in this proxy statement/prospectus.
If analysts do not publish research about New Nextdoor’s business or if they publish inaccurate or unfavorable research, New Nextdoor’s stock price and trading volume could decline.
The trading market for New Nextdoor common stock will depend in part on the research and reports that analysts publish about its business. New Nextdoor does not have any control over these analysts. If one or more of the analysts who cover New Nextdoor downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of its common stock would likely decline. If few analysts cover New Nextdoor, demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering New Nextdoor in the future or fail to publish reports on it regularly.

New Nextdoor may be subject to securities litigation, which is expensive and could divert management attention.
The market price of New Nextdoor common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Nextdoor may be the target of this type of litigation in the future. Securities litigation against New Nextdoor could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.
Future resales of common stock after the consummation of the Business Combination may cause the market price of New Nextdoor’s securities to drop significantly, even if New Nextdoor’s business is doing well.
After the consummation of the Business Combination and subject to certain exceptions, the Sponsor and the Nextdoor Stockholders will be contractually restricted from selling or transferring any of its shares of common stock (not including the shares of New Nextdoor Class A common stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements or purchased in the public market) (the “Lock-up Shares”) for certain periods of time. Under the Proposed Bylaws, and subject to certain customary exceptions, such lockup restrictions applicable to all the Nextdoor Stockholders’ Lock-up Shares begin at the Closing and end on the date that is 180 days following the Closing. Pursuant to the Sponsor lock-up agreement, and subject to certain customary exceptions, such lockup restrictions applicable to the Sponsor Lock-up Shares begin at the Closing and end on the date that is one year following the Closing.
Following the expiration of each lockup, the applicable stockholders will not be restricted from selling shares of New Nextdoor common stock held by them, other than by applicable securities laws. Additionally, the Third-Party PIPE Investors will not be restricted from selling any of their shares of our Class A common stock following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of New Nextdoor Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Nextdoor Class A common stock. Upon completion of the Business Combination, the Sponsor and related parties and the Nextdoor Stockholders will collectively own approximately 82.1% of the outstanding shares of New Nextdoor common stock, assuming (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) the exclusion of (a) an estimated 61,357,864 shares of New Nextdoor Class B common stock reserved for potential future issuance upon the exercise of New Nextdoor Options and settlement of New Nextdoor RSUs or New Nextdoor Restricted Stock Awards and (b) an estimated 180,492 shares of New Nextdoor Class B common stock related to certain entitlements to receive Nextdoor common stock pursuant to the terms of the Pixel Labs Merger Agreement, which were canceled and converted into the right to receive New Nextdoor Class B common stock equal to the Exchange Ratio multiplied by the number of Nextdoor common stock held by such holder immediately prior to the Effective Time, (iii) the inclusion of New Nextdoor Class B common stock issued as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 303,175,793 shares of New Nextdoor Class B common stock, (iv) New Nextdoor issues 27,000,000 shares of New Nextdoor Class A common stock to the PIPE Investors pursuant to the PIPE Investment, (v) New Nextdoor issues zero shares of New Nextdoor common stock to Sponsor (together with any permitted transferees under the Forward Purchase Agreement) pursuant to the Forward Purchase Agreement, (vi) the conversion of all outstanding KVSB Class B common stock shares into an aggregate of 7,347,249 shares of New Nextdoor Class A common stock and (vii) the conversion of all outstanding KVSB Class K common stock shares into an aggregate of 3,061,354 shares of New Nextdoor Class A common stock. The ownership of the Sponsor and its related parties and the Nextdoor Stockholders would rise to 87.8% of the outstanding shares of New Nextdoor common stock if, in addition to the assumptions (i) through (vii) above, 24,832,599 public shares are redeemed in connection with the Business Combination.
As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in New Nextdoor’s share price or the market price of New Nextdoor common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.
The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Nextdoor is not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Nextdoor as privately held companies. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Nextdoor after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Nextdoor common stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our shares of common stock held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the end of such fiscal year. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares of common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of our shares of common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
Provisions in our charter documents following the Business Combination and under Delaware law, including anti-takeover provisions, could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management.
Provisions in our restated certificate of incorporation and restated bylaws following the Business Combination, including anti-takeover provisions, may have the effect of delaying or preventing a merger, acquisition or other change of control of the company that our stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our restated certificate of incorporation and restated bylaws include provisions that:
•provide that our board of directors is classified into three classes of directors with staggered three-year terms;
•permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•provide that only our chairperson of the board of directors, our chief executive officer, the lead independent director or a majority of our board of directors will be authorized to call a special meeting of stockholders;
•eliminate the ability of our stockholders to call special meetings of stockholders;
•do not provide for cumulative voting;
•provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;
•provide for a dual class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and other significant corporate transactions, such as a merger or other sale of our company or its assets;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws; and
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the DGCL may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our restated certificate of incorporation following the Business Combination will contain exclusive forum provisions for certain claims, which may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our restated certificate of incorporation following the Business Combination will provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated certificate of incorporation provides that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders’ ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation or restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results.

SPECIAL MEETING OF KVSB
General
KVSB is furnishing this proxy statement/prospectus to our stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting of KVSB, each to be held on November 2, 2021, and at any adjournments thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about        , 2021 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.
Date, Time and Place of Special Meeting
The special meeting will be held will be held virtually via live webcast at www.virtualshareholdermeeting.com/KVSB2021SM at 11:00 A.M., Eastern Time, on November 2, 2021, or such other date, time and place to which such meeting may be adjourned, to consider and vote upon the proposals.
Purpose of the KVSB Special Meeting
At the special meeting, KVSB is asking holders of shares of KVSB common stock to consider a vote upon:
•a proposal to approve the business combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, which, among other things, provides for Merger Sub to be merged with and into Nextdoor with Nextdoor being the surviving corporation in the merger as a wholly owned subsidiary of KVSB and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus (the “BCA Proposal”);
•a proposal to approve and adopt the Proposed Charter (the “Charter Proposal”);
•on a non-binding advisory basis, separate proposals with respect to certain governance provisions in the Proposed Charter presented separately in accordance with SEC requirements (the “Advisory Charter Amendment Proposals”);
•a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of New Nextdoor common stock to (a) the PIPE Investors, including the Sponsor Related PIPE Investor and the Nextdoor PIPE Investors, pursuant to the PIPE Investment, (b) the New Nextdoor stockholders pursuant to the Merger Agreement and (c) the Khosla Entities pursuant to the Forward Purchase Agreement (the “Stock Issuance Proposal”);
•a proposal to approve and adopt the New Nextdoor, Inc. Equity Incentive Plan (the “Equity Incentive Plan Proposal”);
•a proposal to approve and adopt the New Nextdoor Employee Stock Purchase Plan (the “ESPP Proposal” and, collectively with the BCA Proposal, the Charter Proposal, the Stock Issuance Proposal and the Equity Incentive Plan Proposal, the “Condition Precedent Proposals”); and
•a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the special meeting (the “Adjournment Proposal”).
Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Charter Amendment Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of KVSB Board of Directors
The KVSB Board believes that the BCA Proposal and the other proposals to be presented at the special meeting are in the best interest of KVSB’s stockholders and unanimously recommends that its stockholders vote “FOR” the BCA Proposal, “FOR” the Charter Proposal, “FOR” each of the Advisory Charter Amendment Proposals, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the special meeting.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Record Date; Who is Entitled to Vote
KVSB stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned common stock at the close of business on October 6, 2021, which is the “record date” for the special meeting. Stockholders will have one vote for each share of KVSB common stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were 52,767,100 common stock issued and outstanding, of which 41,634,412 were issued and outstanding public shares.
The Sponsor and each director and officer of KVSB have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any common stock held by them, and vote for any amendments to the governing documents as are necessary to convert all shares of KVSB Class K common stock and KVSB Class B common stock into an aggregate of 10,408,603 shares of New Nextdoor Class A common stock at the Closing, and waive any adjustments to the conversion ratio that would otherwise have been applicable for a conversion into any amount in excess of such amount. The common stock held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and KVSB’s independent directors collectively own issued and outstanding shares of KVSB common stock representing 16.9% of the outstanding voting power on an as-converted basis, and 12.8% of the outstanding voting power on a per actual share basis.
Quorum
A quorum of KVSB stockholders is necessary to hold valid meetings. A quorum will be present at the special meeting if the holders of outstanding KVSB common stock representing a majority of the voting power of all outstanding shares entitled to vote at the special meeting are represented in person or by proxy at the special meeting. As of the record date for the special meeting, an aggregate of 23,883,551 shares of KVSB Class A common stock and KVSB Class B common stock (on an as-converted basis) would be required to achieve a quorum.
Abstentions and Broker Non-Votes
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to KVSB but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.
An abstention will be counted towards the quorum requirement but will not count as a vote cast at the special meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the stockholders will be considered non-discretionary, or count as a vote cast at the special meeting.
Vote Required for Approval
The approval of the BCA Proposal requires the affirmative vote of holders of a majority of the shares of KVSB Class A common stock and KVSB Class B common stock that are voted at the special meeting. Assuming the minimum number of shares of KVSB Class A common stock and KVSB Class B common stock representing a quorum are present and voted, and assuming that all shares of KVSB Class B common stock and all private placement shares are present and voted in favor of the BCA Proposal, a total of 5,809,088 public shares would need to be voted in favor of the BCA Proposal. The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the BCA Proposal will have no effect, even if approved by such holders of KVSB common stock.
The approval of the Charter Proposal requires (1) the affirmative vote of holders of a majority of the voting power of the outstanding shares of KVSB Class A common stock and KVSB Class B common stock, voting together as a single class, (2) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class K common stock, voting separately as a series (which consent has already been obtained prior to the special meeting) and (3) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class B common stock, voting separately as a series. The parties have also agreed to condition the Charter Proposal on the affirmative vote of the holders of a majority of the shares of KVSB Class A common stock then outstanding and entitled to vote thereon, voting separately as a single series.
The approval of the Advisory Charter Amendment Proposals require the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. The Advisory Charter Amendment Proposal is not conditioned upon any other proposal.
The approval of the Stock Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of KVSB common stock.
The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. The Equity Incentive Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by holders of KVSB common stock.
The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. The ESPP Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the ESPP Proposal will have no effect, even if approved by holders of KVSB common stock.
The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. The Adjournment Proposal is not conditioned upon any other proposal.
Voting Your Shares
Each KVSB public share that you own in your name entitles you to one vote at the special meeting. Each proxy card shows the number of common stock, as applicable, that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
There are two ways to vote your KVSB common stock at the special meeting:
•You can vote by signing and returning the enclosed proxy card(s). If you vote by proxy card(s), your “proxy,” whose name is listed on the proxy card(s), will vote your shares as you instruct on the proxy card(s). If you sign and return the proxy card(s) but do not give instructions on how to vote your shares, your shares will be voted as recommended by the KVSB Board “FOR” the BCA Proposal, “FOR” the Charter Proposal, “FOR” each of the Advisory Charter Amendment Proposals, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Adjournment Proposal, in each case, if presented to the special meeting, as applicable. Votes received after a matter has been voted upon at the special meeting, as applicable, will not be counted.
•You can attend the special meeting and vote in person. You will receive a ballot when you arrive. However, if your shares, as applicable, are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way KVSB can be sure that the broker, bank or nominee has not already voted your shares.
Revoking Your Proxy
If you are a KVSB stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•you may send another proxy card with a later date;
•you may notify KVSB’s Secretary in writing before the special meeting that you have revoked your proxy; or
•you may attend the special meeting, as applicable, revoke your proxy, and vote online, as indicated above.
Who Can Answer Your Questions About Voting Your Shares
If you are a stockholder and have any questions about how to vote or direct a vote in respect of your common stock you may call D.F. King, KVSB’s proxy solicitor, by calling (800) 949-2583 or banks and brokers can call collect at (212) 269-5550, or by emailing KVSB@dfking.com.
Redemption Rights
Pursuant to our Existing Organizational Documents, public stockholders may seek to redeem their shares for cash if the business combination is consummated, regardless of whether they vote and, if they do vote, irrespective of whether they vote “for” or “against” the BCA proposal. Any stockholder holding public shares as of the record date may demand that KVSB redeem such shares for a full pro rata portion of the trust account (which, for illustrative purposes, was approximately $10.04 per share as of October 6, 2021, the record date for the special meeting), calculated as of two business days prior to the anticipated consummation of the business combination. If a holder properly seeks redemption as described in this section and the business combination is consummated, KVSB will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the business combination.

Notwithstanding the foregoing, a public stockholder, together with any affiliate such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.
The Sponsor and the KVSB independent directors will not have redemption rights with respect to any shares of KVSB’s common stock owned by them in connection with the Business Combination.
KVSB public stockholders may demand that KVSB redeem their public shares for cash if the business combination is consummated. Public stockholders will be entitled to receive cash for these shares without voting and, if they do vote, irrespective of whether they vote for or against the business combination. Public stockholders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to KVSB’s transfer agent prior to the vote at the special meeting. In addition, a public stockholder wishing to exercise its redemption rights must identify itself, in writing, as a beneficial holder and provide its legal name, phone number and address to KVSB’s transfer agency, in order to validly redeem its shares. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed business combination is not consummated this may result in an additional cost to stockholders for the return of their shares.
Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the BCA Proposal. Furthermore, if a public stockholder delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).
If the business combination is not approved or completed for any reason, then KVSB’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the trust account, as applicable. In such case, KVSB will promptly return any shares delivered by public stockholders. Additionally, if KVSB would be left with less than $5,000,001 of net tangible assets as a result of the public stockholders properly demanding redemption of their shares for cash, KVSB will not be able to consummate the business combination.
The closing price of KVSB’s Class A common stock on October 6, 2021, the record date for the special meeting, was $10.04 per share. The cash held in the trust account on June 30, 2021 was approximately $416.4 million ($10.00 per public share). Prior to exercising redemption rights, stockholders should verify the market price of KVSB’s common stock as they may receive higher proceeds from the sale of their KVSB common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. KVSB cannot assure its stockholders that they will be able to sell their shares of KVSB’s common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a public stockholder exercises its redemption rights, then it will be exchanging its shares of KVSB’s common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the second business day preceding the vote on the BCA Proposal by delivering your stock certificate (either physically or electronically) to KVSB’s transfer agent prior to the vote at the special meeting, and the business combination is consummated.
Appraisal Rights
KVSB’s stockholders do not have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation Costs
KVSB is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. KVSB and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. KVSB will bear the cost of the solicitation.
KVSB has hired D.F. King to assist in the proxy solicitation process. KVSB will pay that firm a fee of $25,000 plus disbursements. Such fee will be paid with non-trust account funds.
KVSB will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. KVSB will reimburse them for their reasonable expenses.
KVSB Initial Stockholders
As of the date of this proxy statement/prospectus, there are 52,767,100 shares of KVSB common stock issued and outstanding, which includes the 10,000,000 founder shares held by the Sponsor and KVSB’s independent directors, 1,132,688 private placement shares held by the Sponsor and 41,634,412 public shares.
The Sponsor and KVSB’s independent directors have agreed to vote all of their common stock in favor of the proposals being presented at the special meeting.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Nextdoor or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (ii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of KVSB’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Nextdoor or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such stock purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the BCA Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal by a requisite vote of our stockholders, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) KVSB’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. Entering into any such arrangements may have a depressive effect on the common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the special meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BCA PROPOSAL
Overview
KVSB is asking its stockholders to approve and adopt the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Merger). KVSB stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby. Please see “— The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.
Because KVSB is holding a stockholder vote on the Merger, KVSB may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of the outstanding KVSB Class A common stock and KVSB Class B common stock that are voted at the special meeting.
The Merger Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.
The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules (the “disclosure schedules”), which are not filed publicly and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about KVSB, the Sponsor, Nextdoor or any other matter.
Structure of the Merger
On July 6, 2021, KVSB, Merger Sub and Nextdoor entered into the Merger Agreement, which provides for, among other things, the following transactions:
a)The parties to the Merger Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub will merge with and into Nextdoor with Nextdoor as the surviving company in the merger and, after giving effect to such merger, Nextdoor will be a wholly-owned subsidiary of KVSB.
b)In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, (i) each share of Nextdoor common stock that is issued and outstanding immediately prior to the Effective Time, after giving effect to the conversion of all shares of Nextdoor preferred stock to Nextdoor common Stock immediately prior to the Effective Time, (other than (A) shares of Nextdoor common stock subject to Nextdoor Awards, (B) and treasury shares, (C) shares of Nextdoor common stock held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL and (D) certain entitlements to receive Nextdoor common stock pursuant to the terms of the Pixel Labs Merger Agreement) shall be canceled and converted into the right to receive a number of shares of New Nextdoor Class B common stock equal to the Exchange Ratio multiplied by the number of Nextdoor common stock held by such holder immediately prior to the Effective Time (with fractional shares otherwise issuable to holders rounded down to the nearest whole share), (ii) each Nextdoor Option that is outstanding and unexercised as of immediately prior to the Effective Time will automatically be converted into the right to receive an option to acquire a number of shares of New Nextdoor Class B common stock equal to the number of shares of Nextdoor common stock subject to such Nextdoor Option as of immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share equal to the exercise price per share of such Nextdoor stock option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), (iii) each entitlement to receive Nextdoor common stock pursuant to the terms of the Pixel Labs Merger Agreement that is outstanding (upon and subject to completion and delivery of the exchange documentation required under the Pixel Labs Merger Agreement) as of immediately prior to the Effective Time will be automatically converted into the right to receive the number of consideration shares (as defined in the Merger Agreement) to which such holder was entitled (upon and subject to completion and delivery of the exchange documentation required under the terms of the Pixel Labs Merger Agreement) as of immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share), (iv) each Nextdoor Restricted Stock Award that is outstanding as of immediately prior to the Effective Time will automatically be converted into the right to receive restricted shares of New Nextdoor Class B common stock covering a number of shares of New Nextdoor Class B common stock equal to the number of shares of Nextdoor common stock subject to such Nextdoor Restricted Stock Award immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share), and (v) each Nextdoor RSU that is outstanding as of immediately prior to the Effective Time will automatically be converted into the right to receive restricted units covering a number of shares of New Nextdoor Class B common stock equal to the number of shares of Nextdoor common stock subject to such Nextdoor RSU immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share).
In connection with the foregoing and substantially concurrent with the execution of the Merger Agreement, KVSB entered into Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and KVSB has agreed to issue and sell to the PIPE Investors, an aggregate of 27,000,000 shares of New Nextdoor Class A common stock at a price of $10.00 per share, for aggregate gross proceeds of $270,000,000, which we refer to as the “PIPE Investment.”
In connection with the Merger, certain related agreements have been, or will be entered into on or prior to the closing of the Merger, including the Subscription Agreements, the Sponsor Support Agreement, the Nextdoor Stockholder Support Agreement, the Sponsor Lock-Up Agreement and the Registration Rights Agreement (each as defined in the accompanying proxy statement/prospectus). See “— Related Agreements” for more information.
Consideration to Nextdoor Stockholders in the Merger
In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, (i) each share of Nextdoor common stock that is issued and outstanding immediately prior to the Effective Time, after giving effect to the conversion of all shares of Nextdoor preferred stock to Nextdoor common Stock immediately prior to the Effective Time, (other than (A) shares of Nextdoor common stock subject to Nextdoor Awards, (B) and treasury shares, (C) shares of Nextdoor common stock held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL and (D) certain entitlements to receive Nextdoor common stock pursuant to the terms of the Pixel Labs Merger Agreement) shall be canceled and converted into the right to receive a number of shares of New Nextdoor Class B common stock equal to the Exchange Ratio multiplied by the number of Nextdoor common stock held by such holder immediately prior to the Effective Time (with fractional shares otherwise issuable to holders rounded down to the nearest whole share), (ii) each Nextdoor Option that is outstanding and unexercised as of immediately prior to the Effective Time will automatically be converted into the right to receive an option to acquire a number of shares of New Nextdoor Class B common stock equal to the number of shares of Nextdoor common stock subject to such Nextdoor Option as of immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share equal to the exercise price per share of such Nextdoor stock option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), (iii)

each entitlement to receive Nextdoor common stock pursuant to the terms of the Pixel Labs Merger Agreement that is outstanding (upon and subject to completion and delivery of the exchange documentation required under the Pixel Labs Merger Agreement) as of immediately prior to the Effective Time will be automatically converted into the right to receive the number of consideration shares (as defined in the Merger Agreement) to which such holder was entitled (upon and subject to completion and delivery of the exchange documentation required under the terms of the Pixel Labs Merger Agreement) as of immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share) and (iv) each Nextdoor restricted stock award and Nextdoor RSU Award that is outstanding as of immediately prior to the Effective Time will automatically be converted into the right to receive restricted shares of New Nextdoor Class B common stock covering a number of shares of New Nextdoor Class B common stock equal to the number of shares of Nextdoor common stock subject to such Nextdoor Restricted Stock Award immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share), and (v) each Nextdoor RSU that is outstanding as of immediately prior to the Effective Time will automatically be converted into the right to receive restricted units covering a number of shares of New Nextdoor Class B common stock equal to the number of shares of Nextdoor common stock subject to such Nextdoor RSU immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share).
Aggregate Proceeds
The aggregate transaction proceeds will be held on KVSB’s balance sheet and used for the long-term growth of KVSB.
Closing and Effective Time of the Merger
The Closing of the transactions contemplated by the Merger Agreement is required to take place electronically by the mutual exchange of electronic signatures as promptly as practicable, but in no event later than the date that is three business days after the first date on which all of the conditions described below under the section entitled “— Conditions to Closing of the Merger,” have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other time and place as KVSB and Nextdoor may agree in writing.
Conditions to Closing of the Merger
Conditions to Each Party’s Obligations
The obligations of each party to the Merger Agreement to consummate the Merger are subject to the satisfaction of the following conditions, which may be waived by all of such parties:
•each of the Condition Precedent Proposals must be approved by the affirmative vote of the requisite holders of KVSB’s common stock, pursuant to the terms and subject to the conditions of KVSB’s governing documents and applicable law;
•the Merger Agreement and the transactions contemplated thereby, including the Merger, must be approved by the affirmative vote or written consent of the requisite holders of Nextdoor’s common stock and preferred stock, pursuant to the terms and subject to the conditions of Nextdoor’s governing documents and applicable law;
•this registration statement/proxy statement must become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of this registration statement/proxy statement may have been issued and no proceedings for that purpose may have been initiated or threatened by the SEC and not withdrawn;
•the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement and the Ancillary Agreements must have expired or been terminated;

•no governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger may be in force (provided that the governmental authority issuing such governmental order has jurisdiction over the parties to the Merger Agreement with respect to the transactions contemplated thereby);
•KVSB must have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and
•the shares of KVSB Class A common stock to be issued upon conversion of the KVSB Class B common stock issued in connection with the Merger must have been approved for listing on the NYSE, and, immediately following the Effective Time, KVSB must satisfy any applicable continuing listing requirements of the NYSE, and KVSB must not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time.
Other Conditions to the Obligations of KVSB and Merger Sub
The obligations of KVSB and Merger Sub to consummate the Merger are subject to the satisfaction of the following further conditions, which may be waived by KVSB and Merger Sub:
•the representations and warranties of Nextdoor regarding its organization, due authorization, capitalization and brokers’ fees and certain representations regarding its subsidiaries, must be true and correct in all material respects, in each case as of the Closing Date (or, if given as of an earlier date, as of such earlier date);
•the other representations and warranties of Nextdoor (disregarding any qualifications relating to “materiality,” “Nextdoor Material Adverse Effect” or similar qualifications) must be true and correct as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except for inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a Nextdoor Material Adverse Effect;
•each of the covenants of Nextdoor to be performed as of or prior to the Closing must have been performed in all material respects;
•since the date of the Merger Agreement, no Company Material Adverse Effect will have occurred and be continuing;
•KVSB must have received a certificate signed by an officer of Nextdoor certifying that the conditions set forth in the first three bullet points in this section have been satisfied;
•KVSB must have received the written resignations of all of the directors of Nextdoor (other than any such persons identified as initial directors of the surviving corporation in the Merger);
•KVSB must have received the Registration Rights Agreement, duly executed by the Major Company Stockholders (as defined in the Merger Agreement) who have elected to execute the Registration Rights Agreement; and
•KVSB must have received a certificate from Nextdoor related to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”).
Other Conditions to the Obligations of Nextdoor
The obligations of Nextdoor to consummate the Merger are subject to the satisfaction of the following further conditions, which may be waived by Nextdoor:
•the representations and warranties of KVSB and Merger Sub regarding their organization, due authorization, capitalization and brokers’ fees and certain representations regarding conflicts, must be true and correct in all material respects, in each case as of the Closing Date, (or, if given as of an earlier date, as of such earlier date);

•the other representations and warranties of KVSB (disregarding any qualifications relating to “materiality” or similar qualifications) must be true and correct as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except for inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on KVSB;
•each of the covenants of Nextdoor to be performed as of or prior to the Closing must have been performed in all material respects;
•the certificate of incorporation and bylaws of KVSB must have been amended and restated to the Proposed Certificate of Incorporation and Proposed Bylaws;
•the exchange agent must have received the shares of KVSB Class B common stock issuable in connection with the Merger for further distribution to Nextdoor’s stockholders;
•Nextdoor must have received a certificate signed by an officer of KVSB certifying that the conditions set forth in the first three bullet points in this section have been satisfied;
•Nextdoor must have received the Registration Rights Agreement, duly executed by KVSB and the Sponsor; and
•Nextdoor must have received the written resignations of all of the directors and officers of KVSB and Merger Sub (other than any such persons identified as initial directors KVSB after the Effective Time); and
•the Available Cash (the sum of the Trust Amount, the PIPE Investment Amount and the Forward Purchase Amount (if any), after payment of transaction expenses) must be equal to or greater than $400,000,000.
Representations and Warranties
Under the Merger Agreement, Nextdoor made customary representations and warranties to KVSB and Merger Sub relating to, among other things: organization and qualification; subsidiaries; due authorization; conflicts; governmental authorities and consents; capitalization; financial statements; undisclosed liabilities; litigation and proceedings; legal compliance; contracts and defaults; benefit plans; labor relations and employees; taxes; brokers’ fees; insurance; licenses; equipment and other tangible property; real property; intellectual property; privacy and cybersecurity; environmental matters; absence of changes; anti-corruption compliance; sanctions and international trade compliance; information supplied; vendors government contracts; no outside reliance and no additional representations.
Under the Merger Agreement, KVSB and Merger Sub made customary representations and warranties to Nextdoor relating to, among other things: organization and qualification; due authorization; conflicts; litigation and proceedings; SEC filings; internal controls, listing and financial statements; governmental authorities and consents; the trust account; the Investment Company Act and the Jobs Act; absence of changes; no undisclosed liabilities; capitalization; brokers’ fees; indebtedness; taxes; business activities; stock market quotation; this registration statement/proxy statement; no outside reliance and no additional representations.
Material Adverse Effect
Under the Merger Agreement, certain representations and warranties of Nextdoor and KVSB and Merger Sub are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Nextdoor and KVSB and Merger Sub are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Merger Agreement, a material adverse effect with respect to Nextdoor (“Nextdoor Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Nextdoor and its subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Nextdoor to consummate the Merger.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Nextdoor Material Adverse Effect”:
(i)any change in applicable Laws, GAAP or any COVID-19 measures or any interpretation thereof following the date of the Merger Agreement,
(ii)any change in interest rates or economic, political, business or financial market conditions generally,
(iii)the taking of any action required by the Merger Agreement,
(iv)any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic, outbreak of disease or illness or public health event (including COVID-19) or change in climate,
(v)any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions,
(vi)any failure of Nextdoor to meet any projections or forecasts (provided that clause (vi) shall not prevent a determination that any event not otherwise excluded from the definition of Nextdoor Material Adverse Effect underlying such failure to meet budgets, projections or forecasts has resulted in a Nextdoor Material Adverse Effect),
(vii)any events generally applicable to the industries or markets in which Nextdoor and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers),
(viii)the announcement of the Merger Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Nextdoor and its subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty related to no conflicts of Nextdoor and the condition to Closing with respect thereto),
(ix)the taking by Nextdoor and its subsidiaries of any COVID-19 response measures, or
(x)any action taken by, or at the request of, KVSB or Merger Sub.
Any event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Nextdoor Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Nextdoor and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Nextdoor and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Nextdoor and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Nextdoor and its subsidiaries conduct their respective operations.
Covenants of the Parties
Covenants of Nextdoor
Nextdoor made certain covenants under the Merger Agreement, including, among others, the following:
•Subject to certain exceptions or as consented to in writing by KVSB (such consent not to be unreasonably conditioned, withheld, delayed or denied), prior to the Closing, Nextdoor will operate its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of Nextdoor and its subsidiaries, maintain the existing material business relations of Nextdoor and its subsidiaries, and keep available the services of their present officers and other key employees.

•Subject to certain exceptions, prior to the Closing, Nextdoor will not do any of the following without KVSB’s consent (such consent not to be unreasonably conditioned, withheld, delayed or denied):
◦change, waive or amend the governing documents of Nextdoor or any of its subsidiaries or form or cause to be formed any new subsidiary;
◦make, declare, set aside, establish a record date for or pay any dividend or distribution to the equityholders of Nextdoor or make any other distributions in respect of any of the equity interests of Nextdoor;
◦split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Nextdoor or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary that remains a wholly owned Subsidiary after consummation of such transaction;
◦purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Nextdoor or any of its subsidiaries, except for (i) the acquisition by Nextdoor or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests (other than shares subject to Nextdoor Awards) of Nextdoor or its subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) transactions between Nextdoor and any wholly owned subsidiary or between wholly owned subsidiaries and (iii) the repurchase by Nextdoor of any restricted shares of Nextdoor common stock from former employees, non-employee directors and consultants in accordance with contracts in effect as of the date of the Merger Agreement and providing for the repurchase of such shares in connection with any termination of service;
◦enter into, amend, modify or terminate (other than expiration or renewal in accordance with its terms) any material contract required to be listed on the disclosure schedule delivered in connection with the Merger Agreement, or any real property lease, in each case, other than in the ordinary course of business or as required by law;
◦sell, assign, transfer, convey, lease or otherwise dispose of, or subject to a lien, any material tangible assets or properties of Nextdoor or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment (ii) transactions between or among Nextdoor and its wholly owned subsidiaries and (iii) transactions in the ordinary course of business;
◦acquire any ownership interest in any real property;
◦except as otherwise required by law or existing benefit plans, (i) grant or pay any severance, retention, special bonus, change in control or termination or similar pay to any director, manager, officer, employee or other individual service provider of Nextdoor or its subsidiaries, (ii) terminate, furlough or hire any director, executive officer or employee with an annual base salary of at least $250,000 (each, a “specified service provider”) (other than terminations for cause), (iii) terminate, adopt, enter into or materially amend any benefit plan, (iv) increase the compensation or benefits of any specified service provider, (v) establish any trust or take any other action to secure the payment of any compensation payable by Nextdoor or any of its subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Nextdoor or any of its subsidiaries;
◦acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
◦(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Nextdoor or any subsidiary or otherwise incur or assume any indebtedness, or (ii) guarantee any indebtedness of another person or entity;

◦(i) make (except on an originally filed tax return) or change any material election in respect of material taxes, (ii) materially amend or modify any filed material tax return, (iii) change or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes executed on or prior to the Closing Date or enter into any tax sharing or similar agreement, (v) settle any claim or assessment in respect of material taxes, (vi) surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes;
◦take any action where such action could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
◦(i) issue, deliver, sell, transfer, pledge, dispose of or place any lien (other than a permitted lien) on, or enter into any contract with respect to the voting of, any equity securities of Nextdoor or any of its subsidiaries, or securities exercisable for or convertible into any equity securities of Nextdoor or any of its subsidiaries (including Nextdoor Awards), other than: (A) the issuance of shares of Nextdoor common stock pursuant to the exercise of company options that are outstanding as of the date of the Merger Agreement in accordance with their current terms and which are vested at the time of exercise, and (B) the issuance of Nextdoor common stock upon conversion of Nextdoor preferred stock outstanding on the date of the Merger Agreement or (ii) grant any additional Nextdoor Awards or other equity or equity-based compensation, other than to new hires in the ordinary course of business consistent with past practice or to existing employees in connection with refresh grants in the ordinary course of business consistent with past practice;
◦adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Nextdoor or its subsidiaries (other than the Merger);
◦waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 in the aggregate;
◦grant to, or agree to grant to, any person rights to any intellectual property that is material to Nextdoor and its subsidiaries, or dispose of, abandon or permit to lapse any rights to any intellectual property that is material to Nextdoor and its subsidiaries except for the expiration of registered intellectual property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of Nextdoor’s or any of its subsidiaries’ business judgment as to the costs and benefits of maintaining the item;
◦disclose or agree to disclose to any person (other than KVSB or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of Nextdoor or any of its subsidiaries other than in the ordinary course of business and pursuant to obligations to maintain the confidentiality thereof;
◦enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement;
◦enter into or extend any collective bargaining agreement or similar labor agreement or recognize or certify any labor union, labor organization, or group of employees of any of Nextdoor or its subsidiaries as the bargaining representative for any employees of any of Nextdoor or its subsidiaries;
◦terminate without replacement or fail to use reasonable efforts to maintain any license material to the conduct of the business of Nextdoor and its subsidiaries, taken as a whole;

◦waive the restrictive covenant obligations of any current or former director, manager, officer, employee or other service provider of Nextdoor or any of its Subsidiaries;
◦make any change in financial accounting methods, principles or practices of Nextdoor and its subsidiaries, except insofar as may have been required by a change in GAAP or applicable law or to comply with SEC guidance;
◦(i) limit the right of Nextdoor or any of its subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of Nextdoor and its subsidiaries, taken as a whole;
◦terminate without replacement or amend in a manner materially detrimental to Nextdoor and its subsidiaries, taken as a whole, any insurance policy insuring the business of Nextdoor or any of its subsidiaries; and
◦enter into any agreement to do any action prohibited by the foregoing.
•Subject to certain exceptions, prior to the Closing, Nextdoor will afford to KVSB and its accountants, counsel and other representatives reasonable access (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of Nextdoor and its subsidiaries, to all of their respective properties, books, contracts, commitments, tax returns, records and appropriate officers and employees of Nextdoor and its subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of Nextdoor and its subsidiaries as such representatives may reasonably request.
•Subject to certain exceptions, if the Effective Time has not occurred prior to August 12, 2021, as soon as reasonably practicable following such date, Nextdoor will deliver to KVSB the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ (deficit) equity and cash flows of Nextdoor and its subsidiaries as of and for the three- and six-month period ended June 30, 2021.
•Subject to certain exceptions, if the Effective Time has not occurred prior to November 12, 2021, as soon as reasonably practicable following such date, Nextdoor will deliver to KVSB the unaudited consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ (deficit) equity and cash flows of Nextdoor and its subsidiaries as of and for the three- and nine-month periods ended September 30, 2021.
•Nextdoor will use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of Nextdoor, KVSB in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in proxy statement/prospectus and any other filings to be made by KVSB with the SEC in connection with the transactions contemplated by the Merger Agreement and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable law or requested by the SEC.
•Nextdoor will use its reasonable best efforts to terminate or settle certain affiliate agreements at or prior to the Closing without further liability to KVSB, Nextdoor or any of its subsidiaries.
•Subject to certain exceptions, prior to the Closing Date or, if earlier, the termination of the Merger Agreement in accordance with its terms, Nextdoor and its subsidiaries will not, and will cause their representatives not to, directly or indirectly (i) initiate any negotiations with any person with respect to, or provide any non-public information or data concerning Nextdoor or any of its subsidiaries to any person relating to, an acquisition proposal or afford to any person access to the business, properties, assets or personnel of Nextdoor or any of its subsidiaries in connection with an acquisition proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an acquisition proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an acquisition proposal. Nextdoor also agreed that immediately following the execution of the Merger Agreement that it would, and would cause its representatives acting on its behalf, to cease any solicitations, discussions or negotiations with any person (other than the parties to the Merger Agreement and their respective representatives) conducted heretofore in connection with an acquisition proposal. Nextdoor also agreed that within three business days of the execution of the Merger Agreement, Nextdoor would request each person (other than the parties to the Merger Agreement and their respective representatives) that had prior to the date of the Merger Agreement executed a confidentiality agreement in connection with its consideration of acquiring Nextdoor or any of its subsidiaries (and with whom Nextdoor had contact in the 12 months prior to the date of the Merger Agreement regarding the acquisition of Nextdoor or any of its subsidiaries) to return or destroy all confidential information furnished to such person by or on behalf of it prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of Nextdoor.
•Nextdoor will (i) obtain and deliver to KVSB the Nextdoor stockholder approvals (x) in the form of an irrevocable written consent executed by each of the requisite stockholders (pursuant to the Nextdoor Stockholder Support Agreement) promptly following the time at which this registration statement/proxy statement has been declared effective under the Securities Act and delivered or otherwise made available to stockholders (and in any event within three Business Days after this registration statement/proxy statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders), and (y) in accordance with the terms and subject to the conditions of Nextdoor’s governing documents, and (ii) take all other action necessary or advisable to secure Nextdoor stockholder approvals as soon as practicable after registration statement/proxy statement is declared effective (and in any event within three Business Days after registration statement/proxy statement is declared effective.
Covenants of KVSB
KVSB made certain covenants under the Merger Agreement, including, among others, the following:
•Subject to certain exceptions (including in connection with the PIPE Investment) or as consented to in writing by Nextdoor, prior to the Closing, KVSB will, and will cause Merger Sub to, not do any of the following:
◦seek any approval from the KVSB stockholders, to change, modify or amend the Trust Agreement or the governing documents of KVSB or Merger Sub, except as contemplated by the Proposed Certificate of Incorporation and Proposed Bylaws;
◦(i) make, declare, set aside, establish a record date for or pay any dividend or distribution to the stockholders of KVSB or make any other distributions in respect of any of KVSB’s or Merger Sub capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of KVSB’s or Merger Sub capital stock or equity interests, or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of KVSB or Merger Sub, other than a redemption of shares of KVSB Class A common stock made as part of their existing redemption rights;
◦(i) make (except on an originally filed tax return) or change any material election in respect of material taxes, (ii) amend, or modify any filed material tax return, (iii) change or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement, (v)

settle any claim or assessment in respect of material taxes, (vi) surrender or allow to expire any right to claim a refund of material taxes; or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes;
◦take any action where such action could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
◦other than as expressly required by the Sponsor Support Agreement or the Forward Purchase Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of KVSB or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
◦enter into, amend, modify or terminate (other than expiration in accordance with its terms) any material contract to which KVSB or Merger Sub is a party, including any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement;
◦sell, assign, transfer, convey, lease or otherwise dispose of, or subject to a lien, any material tangible assets or properties of KVSB or its subsidiaries or acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other person;
◦hire any employees or adopt any benefit plans other than as contemplated by the Merger Agreement;
◦incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Nextdoor or any of its subsidiaries or guaranty any debt securities of another person, other than any indebtedness for borrowed money or guarantee (w) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $250,000, (x) incurred between KVSB and Merger Sub, (y) pursuant to any Working Capital Loans (as defined below) or (z) in respect of any KVSB transaction expenses;
◦engage in any activities or business, other than activities or business (i) in connection with or incident or related to such person’s incorporation or continuing corporate existence, (ii) contemplated by, or incident or related to, the Merger Agreement, any ancillary agreement, the performance of covenants or agreements thereunder or the consummation of the transactions contemplated thereby or (iii) those that are administrative or ministerial; and
◦waive, release, compromise, settle or satisfy any (i) pending or threatened material claim (which shall include, but not be limited to, any pending or threatened action) or (ii) any other legal proceeding;
◦authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;
◦change its methods of accounting in any material respect, except insofar as may have been required by a change in GAAP or applicable law or to comply with SEC guidance;
◦incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than in support of the transactions contemplated by the Merger Agreement and the ancillary agreements or the ordinary course operations of KVSB (which the parties agree shall include any indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business);

◦(A) issue any shares of KVSB common stock or securities exercisable for or convertible into shares of KVSB common stock, other than the issuance of the Aggregate Merger Consideration and issuances pursuant to the PIPE Investment and Forward Purchase Agreement, or (B) grant any options, warrants or other equity-based awards with respect to shares of KVSB common stock not outstanding on the date hereof; or
◦enter into any agreement to do any action prohibited by the foregoing.
•Prior to the Closing Date, KVSB will approve and adopt the Equity Incentive Plan and the ESPP and, following the Effective Time, KVSB will file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the KVSB Class B common stock issuable under the Incentive Equity Plan and/or the ESPP, and KVSB will use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) for so long as awards granted pursuant to the Incentive Equity Plan or acquired under the ESPP remain outstanding.
•Subject to the conditions set forth in the Merger Agreement, and provision of notice thereof to the trustee (which notice KVSB will provide to the trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, KVSB (i) will cause any documents, opinions and notices required to be delivered to the trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use its reasonable best efforts to cause the trustee to, and the trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to KVSB stockholders pursuant to applicable redemptions, and (2) pay all remaining amounts then available in the Trust Account to KVSB for immediate use, subject to the Merger Agreement and the Trust Agreement, and (iii) thereafter, the Trust Account will terminate, except as otherwise provided therein.
•KVSB will use reasonable best efforts to ensure it remains listed as a public company on the applicable stock exchange, and shall prepare and submit to such exchange a listing application, if required under NYSE rules, covering the shares of KVSB Class A common stock issuable upon conversion of the KVSB Class B common stock issuable in the Merger, and shall obtain approval for the listing of such shares of KVSB Class A common stock and Nextdoor will reasonably cooperate with KVSB with respect to such listing.
•Prior to the Closing Date, KVSB will not, and will cause its subsidiaries not to, and will instruct its and their representatives, not to, (i) make any proposal or offer that constitutes a business combination proposal, (ii) initiate any discussions or negotiations with any person with respect to a business combination proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a business combination proposal, in each case, other than to or with Nextdoor and its respective representatives. From and after the date of the Merger Agreement, KVSB will, and will instruct its officers and directors to, and will instruct and cause its representatives, its subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to a business combination proposal (other than Nextdoor and its representatives).
•Subject to the terms of KVSB’s governing documents, it will take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time: (a) the KVSB Board will consist of individuals to be designated by Nextdoor as directors, subject to requirements of Nasdaq, pursuant to written notice to Nextdoor as soon as reasonably practicable following the date of the Merger Agreement (b) the KVSB Board will have a majority of “independent” directors for the purposes of Nasdaq, each of will shall serve in such capacity in accordance with the terms of KVSB’s governing documents following the Effective Time, (c) the initial officers of KVSB will be as set forth on the disclosure letter, who shall serve in such capacity in accordance with the terms of KVSB’s governing documents following the Effective Time and (d) the initial directors and officers of the Surviving Corporation will be as set forth on the disclosure letter, who shall serve in such capacity in accordance with the terms of KVSB’s governing documents following the Effective Time.

•From and after the Effective Time, KVSB will indemnify and hold harmless each present and former director, manager and officer of (x) Nextdoor and each of its subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of Nextdoor being acquired under the Merger Agreement) and (y) KVSB and each of its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Nextdoor, KVSB or their respective subsidiaries, as the case may be, would have been permitted under applicable law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of the Merger Agreement to indemnify such indemnified parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, KVSB will, and will cause its subsidiaries to (i) maintain for a period of not less than six years from the Effective Time provisions in its governing documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of KVSB’s and its subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those persons than the provisions of the governing documents of Nextdoor, KVSB or their respective subsidiaries, as applicable, in each case, as of the date of the Merger Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law.
•Subject to certain exceptions, for a period of six years from the Effective Time, KVSB will maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by KVSB’s, Nextdoor’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage.
•On the Closing Date, KVSB will enter into customary indemnification agreements reasonably satisfactory to each of Nextdoor and KVSB with the post-Closing directors and officers of KVSB, which indemnification agreements shall continue to be effective following the Closing.
•From the date of the Merger Agreement through the Effective Time, KVSB will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable laws. KVSB will use commercially reasonable efforts, at all times during the period from the date of the Merger Agreement through the Effective Time, to: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act; and (b) not take any action that would cause KVSB to not qualify as an “emerging growth company” within the meaning of such act.
•Subject to certain exceptions, unless otherwise approved in writing by Nextdoor (which approval will not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on Nextdoor or KVSB, reduce the minimum PIPE Investment Amount or the subscription amount under any Subscription Agreement or reduce or impair the rights of KVSB under any Subscription Agreement, KVSB will not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements or the Forward Purchase Agreement, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); Without limiting the generality of the foregoing, KVSB will give Nextdoor prompt written notice: (i) of the receipt of any request from a PIPE Investor for an amendment to any Subscription Agreement or from the Sponsor for any amendment to the Forward Purchase Agreement (other than changes to a Subscription Agreement or the Forward Purchase Agreement that are solely ministerial and non-economic de minimis changes); (ii) of any breach or default to the knowledge of KVSB (or any event or circumstance that, to the knowledge of KVSB, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to any Subscription Agreement or Forward Purchase Agreement; (iii) of the receipt by KVSB of any written notice or other written communication with respect to any actual or potential threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of the Subscription Agreement or the Forward Purchase Agreement; and (iv) if KVSB does not expect to receive all or any portion of the applicable purchase price under any PIPE Investor’s Subscription Agreement or Forward Purchase Agreement in accordance with its terms.
•If requested in writing by Nextdoor, KVSB will use commercially reasonable efforts to cause the listing of shares of KVSB common stock, including the shares of KVSB Class B common stock to be issued in connection with the Merger, to be transferred, prior to the Effective Time but effective as of the beginning of the first business day following the Effective Time, to the New York Stock Exchange under the symbol “KIND” (or another symbol determined by Nextdoor in advance of submitting a listing application with the New York Stock Exchange), subject to official notice of issuance.
•KVSB will (a) as promptly as practicable after this registration statement/proxy statement is declared effective under the Securities Act, (i) cause this registration statement/proxy statement to be disseminated to its stockholders in compliance with applicable law, (ii) solely with respect to the Transaction Proposals, duly give notice of and convene and hold the special meeting in accordance with its governing documents and Nasdaq listing rules and (iii) solicit proxies from the holders of KVSB common stock to vote in favor of each of the Transaction Proposals, and (b) provide its stockholders with the opportunity to elect to effect a redemption. In addition, KVSB will, through its board of directors, recommend to its stockholders the Transaction Proposals. The KVSB Board will not withdraw, amend, qualify or modify its recommendation to its stockholders that they vote in favor of the Transaction Proposals, except that, if, at any time prior to obtaining the stockholder approval, the KVSB Board determines in good faith, after consultation with its outside legal counsel, that in response to an intervening event (as defined in the Merger Agreement), the failure to make a modification in recommendation would be inconsistent with its fiduciary duties under the DGCL, the KVSB Board may, prior to obtaining the stockholder approval, make a modification in recommendation; provided, that certain notice requirements are met.
Mutual Covenants of the Parties
The parties made certain covenants under the Merger Agreement, including, among others, the following:
•KVSB and Nextdoor will each, and each will cause its subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties (including any governmental authority) that any of KVSB, Nextdoor or their respective affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party thereto may reasonably request to satisfy the conditions set forth in the Merger Agreement or otherwise to comply with the Merger Agreement and to consummate the transactions contemplated thereby as soon as practicable and in accordance with all applicable law.
•KVSB and Nextdoor will each promptly complying with the notification and reporting requirements of the HSR Act, provided that nothing will require KVSB or Nextdoor to (a) take, or cause to be taken, any action with respect to the Sponsor or any of its affiliates, including any affiliated investment funds or any portfolio company (as such term is commonly understood in the private equity industry) of the Sponsor or any of its affiliates, including selling, divesting or otherwise disposing of, or conveying, licensing, holding separate or otherwise restricting or limiting its freedom of action with respect to, any assets, business, products, rights, licenses or investments, or interests therein, in each case other than with respect to KVSB and its subsidiaries, or (b) provide, or cause to be provided, nonpublic or other confidential financial or sensitive personally identifiable information of Sponsor, its affiliates or its or their respective directors, officers, employees, managers or partners, or its or their respective control persons’ or direct or indirect equityholders’ and their respective directors’, officers’, employees’, managers’ or partners’ nonpublic or other confidential financial or sensitive personally identifiable information (in each case, other than such information which may be provided to a governmental authority on a confidential basis or in connection with this registration statement/proxy statement to the extent requested by the SEC).

•KVSB and Nextdoor will each cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Merger Agreement.
•Prior to the Effective Time, KVSB and Nextdoor will each take all reasonable steps as may be required (to the extent permitted under applicable law) to cause any dispositions of shares of the KVSB capital stock or acquisitions of shares of Nextdoor common stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated the Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.
•From the date of the Merger Agreement until the earlier of the Closing or termination of the Merger Agreement in accordance with its terms, except for certain specified exceptions, KVSB, on the one hand, and Nextdoor, on the other hand, will each notify the other promptly after learning of any transaction litigation commenced or to the knowledge of KVSB or Nextdoor, as applicable, threatened in writing against the parties or certain of their affiliates. KVSB and Nextdoor will each keep the other reasonably informed regarding any transaction litigation, give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such transaction litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such transaction litigation, (y) consider in good faith the other’s advice with respect to any such transaction litigation and (z) reasonably cooperate with each other with respect to any transaction litigation.
Survival of Representations, Warranties and Covenants
Except in certain instances where the Merger Agreement is terminated or in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in the Merger Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing and will terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing.
Termination
The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
•by the mutual written consent of Nextdoor and KVSB;
•by written notice by either Nextdoor or KVSB if any governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;
•by written notice by either Nextdoor or KVSB if the Condition Precedent Approvals are not obtained by reason of the failure to obtain the required vote at the KVSB stockholders’ meeting duly convened therefor or at any adjournment or postponement thereof;
•by written notice to Nextdoor from KVSB if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Nextdoor set forth in the Merger Agreement, such that the conditions specified the Merger Agreement would not be satisfied at the Closing, except that, if such terminating Nextdoor breach is curable by Nextdoor through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or such shorter period of time that remains between the date KVSB provides written notice of such breach and the Agreement End Date) after receipt by Nextdoor of notice from KVSB of such breach, but only as long as Nextdoor continues to use its reasonable best efforts to cure such terminating Nextdoor breach, such termination shall not be effective, and such termination shall become effective only if the terminating Nextdoor breach is not cured within the Nextdoor cure period, or (ii) the Closing has not occurred on or before April 6, 2022 (the “Agreement End Date”), unless KVSB is in material breach thereof so as to prevent the conditions specified in the Merger Agreement from being satisfied;
•by written notice to Nextdoor from KVSB if the Nextdoor stockholder approvals are not obtained and delivered to KVSB within five Business Days after this registration statement/proxy statement has been declared effective by the SEC and delivered or otherwise made available to stockholders;
•by written notice to KVSB from Nextdoor if (i) there is any breach of any representation, warranty, covenant or agreement on the part of KVSB or Merger Sub set forth in the Agreement, such that the conditions specified in the Merger Agreement would not be satisfied at the, except that, if any such terminating KVSB breach is curable by KVSB through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or such shorter period of time that remains between the date Nextdoor provides written notice of such breach and the Agreement End Date) after receipt by KVSB of notice from Nextdoor of such breach, but only as long as KVSB continues to exercise such reasonable best efforts to cure such terminating KVSB breach, such termination shall not be effective, and such termination shall become effective only if the terminating KVSB breach is not cured within the KVSB cure period or (ii) the Closing has not occurred on or before the Agreement End Date, unless Nextdoor is in material breach thereof so as to prevent the conditions specified in the Merger Agreement from being satisfied;
•by written notice to KVSB from Nextdoor following a modification in recommendation.
If the Merger Agreement is validly terminated, it will become void and have no effect, without any liability on the part of any party thereto or their respective affiliates, officers, directors or stockholders, other than liability of Nextdoor, KVSB or Merger Sub, as the case may be, for any actual fraud or willful and material breach of the Merger Agreement occurring prior to such termination, except that the confidentiality provisions will survive any termination.
Expenses
Except as otherwise set forth in the Merger Agreement, each party thereto will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing occurs, KVSB will pay or cause to be paid Nextdoor’s transaction expenses and KVSB’s transaction expenses.
Governing Law
The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to the Merger Agreement or the transactions contemplated thereby, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
Amendments
The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement, authorized by the board of directors of each of the parties thereto, whether before or after the adoption of the Merger Agreement by the stockholders of Nextdoor or Merger Sub; provided however that after any such stockholder adoption of the Merger Agreement, no amendment may be made to the Merger Agreement that by law requires further approval or authorization by the stockholders of KVSB or Merger Sub without such further approval or authorization.

Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the special meeting.
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, KVSB, the Sponsor, Nextdoor and the Persons set forth on Schedule I thereto entered into the Sponsor Support Agreement, dated as of July 6, 2021, a copy of which is attached to the accompanying proxy statement/prospectus as Annex J. Pursuant to the Sponsor Support Agreement, the Sponsor and each director and officer of KVSB agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby, (ii) waive their redemption rights in connection with the consummation of the Business Combination with respect to any common stock held by them, (iii) vote for any amendments to the governing documents as are necessary to convert all shares of KVSB Class K common stock and KVSB Class B common stock into an aggregate of 10,408,603 shares of New Nextdoor Class A common stock at the Closing, and (iv) waive any adjustments to the conversion ratio that would otherwise have been applicable for a conversion into any amount in excess of such amount (the “Sponsor Share Conversion”), in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. In connection with the Sponsor Support Agreement, the Sponsor and certain affiliated individuals will enter into lock-up agreements (each, a “Sponsor Lock-Up Agreement”) at the Closing of the Business Combination. The Sponsor and Nextdoor have agreed to waive the Sponsor Agreement in such a manner to provide that the shares of New Nextdoor Class B common stock (including the shares of New Nextdoor Class B common stock issuable upon conversion of KVSB Class K common stock) will convert to New Nextdoor Class A common stock at the Closing.
The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of KVSB and (c) the written agreement of KVSB, the Sponsor and Nextdoor. Upon such termination of the Sponsor Agreement, all obligations of the parties under the Sponsor Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Agreement prior to such termination.
Nextdoor Stockholder Support Agreement
In connection with the execution of the Merger Agreement, KVSB entered into a support agreement with the certain equityholders and each director and executive officer of Nextdoor, a copy of which is attached to the accompanying proxy statement/prospectus as Annex G (the “Nextdoor Stockholder Support Agreement”). Pursuant to Nextdoor Stockholder Support Agreement, certain equityholders and each director and executive officer of Nextdoor has agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, subject to the terms and conditions of Nextdoor Stockholder Support Agreement.
Nextdoor Stockholder Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in Nextdoor Stockholder Support Agreement) and (b) as to each Nextdoor Stockholder (as defined in Nextdoor Stockholder Support Agreement), the written agreement of KVSB, the Nextdoor and such Nextdoor Stockholder. Upon such termination of Nextdoor Stockholder Support Agreement, all obligations of the parties under Nextdoor Stockholder Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of Nextdoor Stockholder Support Agreement will not relieve any party thereto from liability arising in respect of any breach of Nextdoor Stockholder Sponsor Agreement prior to such termination.
Lock-Up Agreements
Proposed Bylaws
Following the Closing of the Business Combination and pursuant to the Proposed Bylaws, certain of the former holders of Nextdoor common stock, Nextdoor Options, Nextdoor Restricted Stock, Nextdoor RSUs or other equity awards outstanding immediately prior to the effective time of the Business Combination have agreed not to sell, pledge, transfer or otherwise dispose of, or grant any option or purchase right with respect to, any shares of New Nextdoor Class A common stock or New Nextdoor Class B common stock issued to such holders pursuant to the Business Combination (“Lock-Up Shares”), or engage in any short sale, hedging transaction or other derivative security transaction involving the Lock-Up Shares, for a lock-up period commencing on the closing date of the Business Combination until 180 days following the closing of the Business Combination, subject to customary exceptions, including if, after Closing, New Nextdoor completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.
Sponsor Lock-Up Agreements
The Sponsor Lock-Up Agreements contains certain restrictions on transfer with respect to shares of KVSB common stock held by the Sponsor and certain affiliated individuals (the “Sponsor Holders”) immediately following the Closing of the Business Combination (other than shares purchased in the public market, shares purchased in the PIPE Investment or shares purchased pursuant to the Forward Purchase Agreement) (the “Sponsor Holders Lock-up Shares”). Such restrictions begin at the Closing and end on the date that is one year after the Closing of the Business Combination, subject to certain customary exceptions, including if, after Closing, New Nextdoor completes a transaction that results in a change of control, the Sponsor Holders Lock-up Shares are released from restriction immediately prior to such change of control.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing of the Business Combination, New Nextdoor, the Sponsor and certain former stockholders of Nextdoor (the “Nextdoor Stockholders”), will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New Nextdoor will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Nextdoor common stock and other equity securities of New Nextdoor that are held by the parties thereto from time to time.
PIPE Subscription Agreements
In connection with the execution of the Merger Agreement, KVSB entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 27,000,000 shares of New Nextdoor Class A common stock at $10.00 per share for an aggregate commitment amount of $270,000,000. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreement is conditioned upon, among other things, (i) no governmental authority shall have issued, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated by the Subscription Agreement illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; (ii) all conditions precedent to the closing of the Business Combination set forth in the Merger Agreement, including all necessary approvals of KVSB’s and Nextdoor’s stockholders and regulatory approvals, if any, shall have been satisfied or waived; (iii) the terms of the Merger Agreement shall not have been amended or modified, or any condition waived, in a manner that would be reasonably expected to be materially adverse to the economic benefits that the PIPE Investors would reasonably expect to receive under the Subscription

Agreement, (iv) there shall be no amendment, waiver or modification to the Other Subscription Agreements (as defined in the Subscription Agreements) that materially benefits the other investors thereunder unless the Investor has been offered the same benefits in writing, (v) all representations and warranties of the parties hereto contained in this Subscription Agreements shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, KVSB Material Adverse Effect or Investor Material Adverse Effect (each, as defined in the Subscription Agreements), as applicable, which shall be true and correct in all respects, (f) each party shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreements to be performed, satisfied or complied with by it at or prior to the Closing (as defined in the Subscription Agreements), (vii) no suspension of the qualification of the KVSB common stock for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred, and the subscribed shares of New Nextdoor Class A common stock shall have been approved for listing on the stock exchange, subject to official notice of issuance and (viii) solely in the case of a PIPE Investor, if requested by the PIPE Investor, a cross receipt executed by KVSB and delivered to the PIPE Investor certifying that it has received the Subscription Amount (as defined in the Subscription Agreement) from the PIPE Investor as of the Closing (as defined in the Subscription Agreements).
The Subscription Agreements provide that, solely with respect to subscriptions by third-party investors, KVSB is required to file with the SEC, within 30 days after the consummation of the transactions contemplated by the Merger Agreement, a shelf registration statement covering the resale of the shares of New Nextdoor Class A common stock to be issued to any such third-party investor and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th day following the filing date thereof if the SEC notifies KVSB that it will “review” such registration statement and (ii) the 5th business day after the date KVSB is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.
Additionally, pursuant to the Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the Closing (as defined in the Subscription Agreements) or in the future as a result of, or arising out of, the Subscription Agreements against KVSB, including with respect to the trust account. The Subscription Agreements will terminate, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of KVSB and the applicable PIPE Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied prior to the Closing (as defined in the Subscription Agreements) and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Closing (as defined in the Subscription Agreements), and (iv) on or after the date that is 270 days after the date of its Subscription Agreement if the Closing has not occurred on or prior to such date.
Forward Purchase Agreement
In connection with the closing of KVSB’s initial public offering, the Sponsor entered into the Forward Purchase Agreement pursuant to which the Sponsor (together with any permitted transferees under the Forward Purchase Agreement) agreed to purchase, upon the closing of KVSB’s initial business combination, an aggregate of up to 1,000,000 shares of KVSB Class A common stock, for an aggregate purchase price of up to $10,000,000, or $10.00 per share of KVSB Class A common stock. The proceeds from the sale of these forward-purchase shares, together with the amounts available to KVSB from the trust account (after giving effect to any redemptions of public shares) and any other equity or debt financing obtained by it in connection with the Business Combination, will be used to satisfy the cash requirements of the Business Combination, including funding the purchase price and paying expenses and retaining specified amounts to be used by the post-Business Combination company for working capital or other purposes. To the extent that the amounts available from the trust account and other financing are sufficient for such cash requirements, the Sponsor may purchase less than 1,000,000 forward-purchase shares.
Background to the Business Combination
KVSB is a blank check company incorporated in Delaware on January 29, 2021. KVSB was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, with one or more businesses or entities. The Business Combination is the result of a search for a potential transaction using the network, investing and operating experience of the Sponsor, KVSB’s management team and the KVSB Board. The terms of the Business Combination are the result of arm’s-length negotiations between representatives of KVSB and representatives of Nextdoor over the course of approximately two and a half months. The following is a brief description of the background of the Business Combination and related transactions.
In March 2021, KVSB completed its initial public offering of 41,634,412 shares of Class A common stock, at $10.00 per share, including 1,634,412 shares sold pursuant to a partial exercise of the underwriters’ over-allotment option, generating gross proceeds to KVSB of $416.3 million, and incurring offering costs of approximately $23.6 million, inclusive of approximately $14.6 million in deferred underwriting commissions. Substantially concurrently with the closing of the initial public offering, KVSB completed the private sale of 1,132,688 shares of Class A common stock, at a price of $10.00 per share, to the Sponsor, generating aggregate gross proceeds to KVSB of approximately $11.3 million. Following the closing of the initial public offering, a total of $416.3 million of the net proceeds of the initial public offering and certain of the proceeds of the private placement was deposited into the trust account established for the benefit of KVSB’s public stockholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. Prior to the consummation of the initial public offering, neither KVSB nor anyone on its behalf contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with KVSB.
Following its initial public offering, KVSB commenced a search for prospective businesses and assets to acquire. Representatives of KVSB contacted, and were contacted by, a number of individuals and entities with respect to potential business combination opportunities. KVSB’s management team compiled a list of high priority potential targets and updated and supplemented such list from time to time. KVSB’s goal was to identify private, high-quality growth companies addressing large market opportunities with highly differentiated, proprietary technology. KVSB believes its management team and advisors have substantial expertise and background as investors in companies spanning a number of industries, including social networking and advertising, as well as a wide and active network of relationships in those industries. Because of this combination of strengths, KVSB was able to rapidly and efficiently evaluate a wide range of potential business combination targets to determine which ones met its transaction criteria.
In the process that led to identifying Nextdoor as an attractive investment opportunity, KVSB evaluated more than 15 potential business combination targets and engaged with three of the potential targets. KVSB performed financial and industry due diligence and held meetings with the management teams of two of the potential targets (including Nextdoor, as discussed below; and such other potential target, “Company A”). KVSB did not proceed to signing a letter of intent and exclusivity agreement with any of the potential targets other than Nextdoor for various reasons, including KVSB’s concerns over product commercialization, valuation, strength of team, business model, capital needs and other reasons based on its diligence and significant historical experience evaluating investment opportunities.
On April 20, 2021, KVSB initiated contact with Company A to discuss the potential mutual benefits of pursuing a business combination. Between April 20, 2021 and April 30, 2021, the parties held a series of calls and in-person meetings and exchanged e-mails as part of KVSB’s diligence process. On April 29, 2021, KVSB sent an email to the KVSB Board containing a detailed summary of the due diligence produced by the KVSB management team in connection with its review of Company A. However, the discussions between KVSB and Company A gradually diminished, primarily as a result of KVSB’s concerns about Company A’s ability to commercialize its product at scale. KVSB management and the KVSB Board determined that Nextdoor met its search criteria and that the Nextdoor opportunity was superior to the other targets with which it had met.
On April 20, 2021, Morgan Stanley & Co. LLC (“Morgan Stanley”) initiated contact with KVSB. Between April 20, 2021 and May 24, 2021, the parties held a series of calls and in-person meetings and exchanged e-mails as part of KVSB’s diligence process.
On April 21, 2021, KVSB and Nextdoor executed a mutual non-disclosure agreement.

On April 29, 2021, after the non-disclosure agreement was executed, members of the KVSB team attended a video conference meeting with representatives of Morgan Stanley and Evercore Group LLC (financial advisor to Nextdoor) (“Evercore”) to review certain financial and other information provided by Nextdoor related to its business.
Vinod Khosla, Founder of KVSB, and David Weiden, a managing director of Khosla Ventures, are both acquainted with Sarah Friar, Chief Executive Officer and President of Nextdoor. On April 29, 2021, Mr. Khosla, Mr. Weiden and Ryno Blignaut, a consultant to KVSB, attended a video conference meeting with Ms. Friar, Mike Doyle, the Chief Financial Officer of Nextdoor and other members of Nextdoor management and certain representatives of Morgan Stanley and Evercore to explore the merits of a potential business combination transaction between Nextdoor and KVSB.
Between April 29, 2021 and May 5, 2021, members of the KVSB team conducted a detailed business and financial due diligence review of Nextdoor.
On May 6, 2021, Mr. Weiden and Mr. Blignaut held two separate meetings via video teleconference with Mr. Doyle of Nextdoor and other members of Nextdoor management to conduct a detailed financial analysis of Nextdoor and its business operations.
On May 7, 2021, Mr. Khosla, Mr. Weiden and Mr. Blignaut held a meeting via video teleconference with Ms. Friar and Mr. Doyle of Nextdoor, and representatives of Morgan Stanley and Evercore to discuss the initial parameters of a business combination.
Between May 6, 2021 and May 12, 2021, representatives of KVSB had multiple telephone conversations and e-mail exchanges with representatives of Nextdoor to conduct additional business and financial due diligence, including several diligence meetings focused on Nextdoor’s financial plan, and Nextdoor continued to provide information to KVSB regarding Nextdoor and its business operations.
Between May 7, 2021 and May 9, 2021, Mr. Khosla and Ms. Friar had multiple discussions regarding the valuation of Nextdoor. During such discussions, Ms. Friar shared information prepared by Nextdoor regarding a potential valuation of Nextdoor.
On May 12, 2021, KVSB held a meeting of the board of directors of KVSB via teleconference. During the meeting, the independent directors not affiliated with the Sponsor expressed their support of the potential business combination being discussed with Nextdoor and determined it was advisable to proceed with the negotiation of a potential transaction with Nextdoor.
Later on May 12, 2021, Mr. Khosla and Samir Kaul in his capacity as Chief Executive Officer of KVSB, e-mailed to Ms. Friar an initial draft non-binding letter of intent, which included, subject to further due diligence, an initial pre-transaction equity value for Nextdoor of $3.5 billion. The initial draft non-binding letter of intent contemplated that the total consideration payable to Nextdoor’s equity holders (including holders of equity awards and other exchangeable and convertible securities which would be converted into equivalent securities of Nextdoor) would be $3.5 billion and in the form of shares of common stock or equivalent securities of Nextdoor valued at $10.00 per share. The initial letter of intent also contemplated the creation of a customary post-closing equity incentive plan by Nextdoor, a PIPE Investment in a mutually agreeable amount and a 45-day exclusivity period. The $3.5 billion equity value was based on KVSB management’s analysis of certain preliminary due diligence, KVSB management’s further analysis of Nextdoor’s business model, detailed analysis of Nextdoor’s business and growth potential, the valuation information provided by Nextdoor, other materials provided by Nextdoor’s management and an analysis of comparable companies in certain industries, including other social media companies. In formulating its own valuation of Nextdoor, KVSB management considered the illustrative valuation of Nextdoor and the methodologies underlying such illustrative valuation included in the information provided by management of Nextdoor.
Following the submission of the initial draft non-binding letter of intent, numerous meetings via teleconference were held and e-mails were exchanged among representatives of KVSB and Nextdoor, to discuss, among other things, Nextdoor’s feedback on the initial draft non-binding letter of intent.

On May 23, 2021, Morgan Stanley, as representative of, and as directed by, Nextdoor, e-mailed to representatives of KVSB a counterproposal on certain key terms of the potential transaction. Nextdoor’s counterproposal generally accepted KVSB's proposed pre-transaction equity value of $3.5 billion, but would in addition require among other things (i) a minimum cash condition at closing (after redemptions and payment of all transaction expenses) of at least $500 million, (ii) a commitment from the sponsor to invest $50 million on the same terms as the PIPE investment, (iii) a lock-up of all sponsor shares for 12 months with no early release based on trading triggers, and (iv) high-vote shares for all existing equityholders of Nextdoor. The Nextdoor counter-proposal also contemplated that all of the outstanding shares of Class B common stock and Class K common stock would convert into a fixed number of shares of Nextdoor common stock on closing equivalent to a 20% promote at the time of the initial public offering (with a forfeiture of the remaining shares that would have provided an up to 30% in the aggregate promote that could have been achieved based on future trading targets) and the holders of such shares would waive any anti-dilution adjustment to the conversion ratio of such shares, with the converted Class K common stock being fully vested.
After further discussions between representatives of KVSB and Nextdoor, on May 24, 2021, Latham & Watkins LLP, as representatives of KVSB (“Latham”), e-mailed to Morgan Stanley, as representatives of Nextdoor, a revised draft of the non-binding letter of intent. From May 24, 2021 through May 27, 2021, various discussions were held between the parties, including Fenwick & West LLP, as representative of Nextdoor (“Fenwick”), and Evercore around the terms of the proposed transaction and multiple drafts of the non-binding letter of intent were exchanged.
On May 27, 2021, Morgan Stanley and Evercore sent via e-mail, on behalf of Nextdoor, a proposed final form of the non-binding letter of intent as a result of the negotiations between the parties. After reviewing the terms of the proposed final form of the non-binding letter of intent (including comparisons with KVSB’s initial draft non-binding letter of intent and Nextdoor management’s initial counterproposal), effective as of May 27, 2021, Mr. Kaul, in his capacity of Chief Executive Officer of KVSB, on behalf of KVSB, and Ms. Friar, in her capacity of Chief Executive Officer and President of Nextdoor, on behalf of Nextdoor, executed the agreed final version of the non-binding letter of intent (the “LOI”) regarding a potential business combination transaction (subject to due diligence and negotiation of definitive agreements) involving KVSB and Nextdoor. The LOI provided for the following terms, among others:
•KVSB would acquire all of the outstanding equity interests in Nextdoor (including equity awards and other exercisable and convertible securities) by reverse triangular merger (or similar structure mutually agreed by the parties);
•the parties agreed to a pre-transaction equity value for Nextdoor of $3.5 billion (including vested and unvested equity awards and other exercisable or convertible securities of Nextdoor, but with the total number of shares issuable in respect of outstanding options calculated on the basis of the treasury share method), with no adjustment for Nextdoor’s cash, debt, working capital, non-cash assets or non-debt liabilities;
•total merger consideration would consist of 350 million newly-issued common shares of KVSB, reduced for the shares underlying outstanding equity awards of KVSB that would be issued in exchange for all outstanding equity awards of Nextdoor, valued at $10.00 per share;
•KVSB would adopt (i) an equity incentive plan for incentive equity issuances after closing with an unallocated reserve equal to 11% of Nextdoor’s post-closing outstanding capital stock on an as-converted basis and a 5% “evergreen” provision and (ii) a post-closing employee share purchase plan with an unallocated reserve equal to 2% of Nextdoor’s post-closing outstanding capital stock on an as-converted basis and a 1% “evergreen” provision;
•KVSB would raise no less than $200 million through the PIPE Investment, which would be committed upon signing of the definitive agreement in respect of the transaction, and the Sponsor would agree to invest up to $50 million of the PIPE Investment (as determined by Nextdoor in consultation with KVSB);
•(i) Nextdoor would have the right to designate all of the directors of Nextdoor following the business combination, including independent directors as are required to comply with stock exchange and other regulatory requirements, (ii) the Nextdoor management team would consist of the current Nextdoor management team, and (iii) Mr. Khosla would have the right to attend meetings of the board of directors of Nextdoor as an observer;
•the definitive transaction agreement would include a customary closing condition (benefiting Nextdoor only) that KVSB have at least $400 million in cash and cash equivalents at closing after giving effect to all stockholder redemptions and payment of all Nextdoor and KVSB transaction expenses and to funds raised from the PIPE Investment and pursuant to the Forward Purchase Agreement (if any);
•on closing, all of the outstanding shares of Class B common stock and Class K common stock would convert into 10,408,603 shares of New Nextdoor Class B common stock (which is equivalent to a 20% promote at the time of the initial public offering (with a forfeiture of the remaining shares that would have provided an up to 30% in the aggregate promote that could have been achieved based on future trading targets)), with the converted Class K common stock being fully vested, and the holders of shares of Class B common stock and Class K common stock would waive any anti-dilution adjustment to the conversion ratio of such shares provided for under the Existing Charter; and
•each of KVSB and Nextdoor would be subject to an exclusivity period from the date of the LOI until the earlier of (i) 5:00 p.m. Pacific Time, on July 11, 2021 (which would be automatically extended to July 26, 2021 if as of July 11, 2021 unless either party has provided notice on or before such date that it wishes to terminate exclusivity) and (ii) the date, if any, on which KVSB and Nextdoor enter into a definitive agreement with respect to the proposed transaction. During the exclusivity period, neither party would, directly or indirectly, through any representative or otherwise, solicit offers from, negotiate with, encourage, discuss, accept, or consider any proposal of any other person relating to a business combination transaction and Nextdoor would not furnish any material non-public information concerning Nextdoor or its assets or business, or afford access to such information, to any other person for the purpose of assisting with or facilitating any such alternative transaction.
On May 27, 2021, Morgan Stanley held a “kick-off” videoconference call at which representatives of Latham, Fenwick, KVSB, Morgan Stanley, Evercore, and Nextdoor, participated in a meeting to discuss certain process matters regarding the preparation of definitive transaction documents, prospective legal due diligence, prospective business due diligence, the PIPE Investment and related work streams, the preparation of the S-4 and related work streams, including the anticipated timeline discussed by the parties in connection with the execution of the LOI, which contemplated that signing and announcement of the proposed transaction would occur in July 2021.
On May 28, 2021, representatives of Latham, on behalf of KVSB, and representatives of Fenwick, on behalf of Nextdoor, held a telephone conference call to discuss certain process matters regarding the preparation of definitive transaction documents, legal due diligence, the PIPE Investment and related work streams, including the anticipated timeline discussed by the parties in connection with the execution of the LOI, which contemplated that signing and announcement of the proposed transaction would occur by the beginning of July 2021.
Commencing June 5, 2021, representatives of Latham were provided with access to a virtual data room of Nextdoor and began conducting legal due diligence review of certain of the materials contained therein, including information and documents relating to: governance matters (including the organizational documents of Nextdoor and board minutes), related party arrangements, third party arrangements with suppliers, intellectual property owned or used by Nextdoor, real property, historical acquisitions, employee compensation and benefits, labor and employment matters, environmental matters, data privacy, partnership and licensing agreements and other regulatory and compliance matters.
On June 11, 2021, the virtual data room for the PIPE Investors was opened for access.
Throughout June 2021, representatives of Latham, on behalf of KVSB, held legal due diligence meetings via video teleconference with representatives of Fenwick and members of Nextdoor’s management team, on behalf of Nextdoor, covering various due diligence questions relating to, among other things, intellectual property, privacy, cybersecurity, after an initial review of the materials provided in the data room.

During the following five weeks, representatives of Latham, on behalf of KVSB, and representatives of Fenwick and Nextdoor management, as applicable, on behalf of Nextdoor, had extensive additional conversations and e-mail exchanges regarding follow-up questions and requests arising from matters discussed during the legal due diligence calls, and other matters arising over the course of Latham’s review of Nextdoor’s written responses to its supplemental due diligence requests and the other due diligence materials provided in the virtual data room or via e-mail.
On June 11, 2021, representatives of Latham, on behalf of KVSB, e-mailed to representatives of Fenwick, on behalf of Nextdoor, an initial draft form of Subscription Agreement to be entered into between KVSB and each PIPE Investor, pursuant to which such PIPE Investor would agree to purchase shares of Nextdoor common stock at $10.00 per share, and each such purchase would be consummated substantially concurrently with the closing of the Merger, subject to the terms and conditions set forth therein.
On June 11, 2021, KVSB formally engaged Morgan Stanley and Evercore as its placement agents in connection with the PIPE Investment. Under the engagement letter between KVSB and Morgan Stanley and Evercore, Morgan Stanley and Evercore are entitled to certain fees payable upon the consummation of the Merger and the PIPE Investment.
In light of Morgan Stanley’s and Evercore’s roles as financial advisors to Nextdoor in connection with the Business Combination and as placement agents in connection with the PIPE Investment for which they will receive fees and expense reimbursements in connection therewith, Morgan Stanley and Evercore each sent KVSB and Nextdoor, respectively, conflicts waiver letter agreements on June 11, 2021, pursuant to which KVSB and Nextdoor, respectively, after careful consideration of the potential benefits of engaging Morgan Stanley and Evercore in such roles, consented to Morgan Stanley’s and Evercore’s performance in each of the roles as financial advisor to Nextdoor in connection with the Business Combination and as placement agent to KVSB in connection with the PIPE Investment and waived any potential conflicts in connection with such dual roles.
On June 15, 2021, representatives of Latham, on behalf of KVSB, e-mailed to representatives of Simpson Thacher & Bartlett LLP, on behalf of the placement agents, the initial draft form of Subscription Agreement to be entered into between KVSB and each institutional PIPE Investor, pursuant to which such PIPE Investor would agree to purchase shares of Nextdoor common stock at $10.00 per share, and each such purchase would be consummated substantially concurrently with the closing of the Merger, subject to the terms and conditions set forth therein.
Each of Morgan Stanley and Evercore (together with their respective affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, wealth management, investment research, principal investing, lending, financing, hedging, market making, brokerage and other financial and non-financial activities and services. From time to time, Morgan Stanley and its affiliates have provided various investment banking and other commercial dealings unrelated to the Business Combination or the PIPE to KVSB, the Sponsor and Nextdoor and their respective affiliates, and has received customary compensation in connection therewith. From time to time, Evercore and its affiliates have provided various investment banking and other commercial dealings unrelated to the Business Combination or the PIPE to KVSB, the Sponsor and Nextdoor and their respective affiliates, and has received customary compensation in connection therewith. In addition, Morgan Stanley and Evercore and their affiliates may provide investment banking and other commercial dealings to KVSB, the Sponsor and Nextdoor and their respective affiliates in the future, for which they would expect to receive customary compensation. Furthermore, in the ordinary course of their business activities, each of Morgan Stanley and Evercore and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of KVSB and Nextdoor, or their respective affiliates. Each of Morgan Stanley and Evercore and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Beginning on June 10, 2021, representatives of Morgan Stanley and Evercore began contacting a limited number of potential PIPE Investors, each of whom agreed to maintain the confidentiality of the information received pursuant to customary non-disclosure agreements, to discuss Nextdoor, the proposed business combination and the PIPE Investment and to determine such investors’ potential interest in participating in the PIPE Investment. During the weeks of June 7, 2021, June 14, 2021 and June 21, 2021, representatives of KVSB and Nextdoor and Morgan Stanley and Evercore (in their capacity as KVSB’s placement agents) participated in various virtual meetings with prospective participants in the PIPE Investment.
Following negotiations among Latham, on behalf of KVSB, Fenwick, on behalf of Nextdoor, and Simpson, on behalf of the placement agents, on July 1, 2021, representatives of Fenwick e-mailed to representatives of Morgan Stanley and Evercore a form of the Subscription Agreement agreed by KVSB, Nextdoor and the placement agents, and Morgan Stanley and Evercore provided such form of Subscription Agreement to the prospective PIPE Investors. During the following two weeks, various prospective PIPE Investors provided comments to the form of Subscription Agreement. After taking into account comments from the prospective PIPE Investors and discussing such comments with representatives of Fenwick, on behalf of Nextdoor, and Simpson, on behalf of the placement agents, on July 2, 2021, representatives of Latham, on behalf of KVSB, e-mailed to representatives of Morgan Stanley and Evercore an updated form of the Subscription Agreement agreed by KVSB, Nextdoor and the placement agents, and Morgan Stanley and Evercore provided such updated form of Subscription Agreement to the prospective PIPE Investors. A few terms of the forms of Subscription Agreement were further negotiated between the representatives of Latham, Fenwick and Simpson, on behalf of their respective clients, and certain PIPE Investors, including by their respective advisors, before the execution of the Subscription Agreements by such PIPE Investors on July 6, 2021. See the section entitled “— Related Agreements — Subscription Agreements” for additional information.
On June 5, 2021, representatives of Latham, on behalf of KVSB, e-mailed to representatives of Fenwick, on behalf of Nextdoor, an initial draft of the Merger Agreement based on the terms of the LOI. The final documentation, including with respect to restrictions on the conduct of Nextdoor’s business between signing and closing, obligations of the parties with respect to delivery of required approvals and preparation and submission of required filings, the ability of the KVSB Board to modify its recommendation to stockholders to vote in favor of the Business Combination in order to comply with its fiduciary duties, certain conditions to closing and termination rights of the parties, and certain other terms and conditions, the details of which were not fully addressed in the LOI, required additional negotiation by the parties. Over the course of the following five weeks, the parties negotiated the terms of the Merger Agreement, exchanging multiple drafts before an agreed final version of the Merger Agreement was executed by the parties thereto on July 6, 2021. See the section entitled “— The Merger Agreement” for additional information.
On June 20, 2021, representatives of Fenwick, on behalf of Nextdoor, e-mailed to representatives of Latham, on behalf of KVSB, an initial draft of the Nextdoor Stockholder Support Agreement, and on June 22, 2021, representatives of Latham, on behalf of KVSB, e-mailed to representatives of Fenwick, on behalf of Nextdoor, an initial draft of the Sponsor Support Agreement, pursuant to which, among other things, each of the Sponsor and the directors and officers of KVSB and certain major equityholders and the directors and officers of Nextdoor, would agree to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. During the following three weeks, the parties negotiated the terms of the Sponsor Support Agreement and the Nextdoor Stockholder Support Agreement, exchanging multiple drafts before agreed final versions of such agreements were executed by the parties thereto on July 6, 2021. See the sections entitled “— Related Agreements — Sponsor Support Agreement” and “— Nextdoor Stockholder Support Agreement” for additional information.
On June 20, 2021, representatives of Fenwick, on behalf of Nextdoor, e-mailed to representatives of Latham, on behalf of KVSB, initial draft forms of the Proposed Charter and Proposed Bylaws. Prior to the execution of the Merger Agreement on July 6, 2021, the parties negotiated the terms of these documents and multiple drafts thereof were exchanged. The agreed final forms of these documents were attached as exhibits to the Merger Agreement. See the section entitled “Charter Proposal” for additional information.
On June 21, 2021, representatives of Fenwick, on behalf of Nextdoor, e-mailed to representatives of Latham, on behalf of KVSB, initial draft forms of the 2021 Plan and the ESPP, based on the terms of the LOI, as updated by subsequent discussions. Prior to the execution of the Merger Agreement on June 9, 2021, the parties negotiated the terms of these documents and multiple drafts thereof were exchanged. The agreed final forms of these documents were attached as exhibits to the Merger Agreement. See the section entitled “Incentive Award Plan Proposal” and “ESPP Proposal” for additional information.
On June 15, 2021, representatives of Latham, on behalf of KVSB, e-mailed to representatives of Fenwick, on behalf of Nextdoor, an initial draft of the form of Amended and Restated Registration Rights Agreement based on the terms of the LOI, as updated by subsequent discussions, pursuant to which, among other things, Nextdoor would agree to register for resale, pursuant to Rule 415 under the Securities Act, certain equity securities of Nextdoor that are held by the parties thereto from time to time. Prior to the execution of the Merger Agreement on July 6, 2021, the parties negotiated the terms of the Amended and Restated Registration Rights Agreement and multiple drafts thereof were exchanged. The agreed final form of the Amended and Restated Registration Rights Agreement was attached as an exhibit to the Merger Agreement. See the section entitled “— Related Agreements — Registration Rights Agreement” for additional information.
On June 20, 2021, representatives of Fenwick, on behalf of Nextdoor, e-mailed to representatives of Latham, on behalf of KVSB, an initial draft of the form of New Nextdoor bylaws to be effective upon the consummation of the Business Combination, which contained the terms of the Nextdoor stockholders lock-up. Over the next week, the parties negotiated the terms of the Nextdoor lock-up in the bylaws. On June 22, 2021, representatives of Latham, on behalf of KVSB, e-mailed to representatives of Fenwick, on behalf of Nextdoor, an initial draft of the form of Sponsor Lock-Up Agreement. Over the next week, the parties negotiated the terms of the Sponsor Lock-Up Agreement. The agreed final forms of the Sponsor Lock-Up Agreement was attached as an exhibit to the Sponsor Support Agreement and the agreed form of bylaws was attached as an Annex to the Merger Agreement. See the section entitled “— Related Agreements — Lock-up Agreements” for additional information.
On July 5, 2021, KVSB held a meeting of the KVSB Board via video teleconference. Representatives from Latham were also in attendance. During the meeting, Mr. Kaul updated the KVSB Board regarding the status of the proposed transaction with Nextdoor, including the PIPE Investment, and discussed key considerations related to the proposed transaction (including the rationale for the combined business). Representatives of Latham provided an overview of its legal due diligence findings. Representatives of Latham then gave a presentation to the KVSB Board on the directors’ fiduciary duties under Delaware law and summarized the key terms of the Merger Agreement and ancillary transaction documents (copies of all of which were provided to all of the members of the KVSB Board in advance of the meeting). During the presentation, the KVSB Board asked, and the advisors answered, questions about the matters presented. The KVSB Board, with the assistance of Latham, reviewed and discussed the proposed business combination, including Nextdoor as the proposed business combination target, the total merger consideration based on the equity valuation of $3.5 billion, the terms and conditions of the Merger Agreement and the key ancillary agreements, the potential benefits of, and risks relating to, the proposed business combination, and the reasons for entering into the Merger Agreement. See the section entitled “— KVSB’s Board of Directors Reasons for the Business Combination” for additional information related to the factors considered by the KVSB Board in approving the Business Combination. Following this discussion, the KVSB Board unanimously approved the Merger and the other transactions contemplated by the Merger Agreement and the entry into the Merger Agreement and the documents contemplated thereby and unanimously recommended that the stockholders of KVSB approve the Business Combination.
On July 6, 2021, prior to the open of the U.S. stock markets, KVSB, Nextdoor and Merger Sub executed the Merger Agreement. Concurrent with the execution of the Merger Agreement, KVSB also entered into the Sponsor Support Agreement, and the Subscription Agreements, in each case, with the applicable other parties thereto. See the section entitled “— Related Agreements” for additional information.
On July 6, 2021, KVSB and Nextdoor issued a joint press release announcing the execution of the Merger Agreement, which was filed as an exhibit to a Current Report on Form 8-K along with an investor presentation prepared by members of KVSB’s and Nextdoor’s management teams regarding Nextdoor and the Business Combination, the executed Merger Agreement, the executed Sponsor Support Agreement, the executed Nextdoor Stockholder Support Agreement and the form of Subscription Agreement.

KVSB’s Board of Directors’ Reasons for the Business Combination
The KVSB Board, in evaluating the Business Combination, consulted with the Sponsor, KVSB’s management and its legal and other advisors. In reaching its conclusion (i) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of KVSB and its stockholders and (ii) to recommend that the stockholders adopt the Merger Agreement and approve the Business Combination, the KVSB Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the KVSB Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The KVSB Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of KVSB’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”
In evaluating the Business Combination, the KVSB Board and management considered (i) the general criteria and guidelines that KVSB believed would be important in evaluating prospective target businesses as described in the prospectus for KVSB’s initial public offering and (ii) that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, KVSB stated that it intended to seek a business combination with a business:
•addressing a large market that creates the opportunity for attractive long-term growth prospects;
•protected by proprietary technology advantages;
•that has achieved sufficient technology and business maturity while maintaining significant topline growth potential;
•with a creative and ambitious management team with a proven track record of success;
•pursuing significant technology innovation that has the potential to have a significant positive impact on the world;
•with rapid innovation cycles;
•that maintains strong and defensible competitive advantages, which KVSB believes over time will lead to durable and profitable growth; and
•where KVSB can materially impact the value of the company in partnership with management.
The KVSB Board determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above. The KVSB Board considered a number of additional factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:
•Network effects plus online and offline connection is unique. The KVSB Board considered the fact that Nextdoor’s business can strengthen as its community scales. Nextdoor’s focus on physical neighborhoods has allowed it to optimize its product and strategy to drive neighbor growth and engagement on its platform. Historically, as neighborhood adoption increased, activity among neighbors also increased, adding more relevant local content. This has prompted more engagement from other neighbors, leading to further growth through word of mouth and an enhanced overall experience that strengthens neighbor retention. Other major stakeholders in the neighborhood, such as businesses and public agencies also contribute to this flywheel of growth. Further, the KVSB Board believes that the Nextdoor platform is unique in its ability to enable online and real-world connections between neighbors, businesses, and public agencies which are a valuable part of the neighborhood ecosystem.

•Each social link is highly valuable because most commerce is local. The KVSB Board considered the fact that each social link on Nextdoor is highly valuable because most commerce is local. Nextdoor neighbors tend to be in an advertiser-friendly demographic: as of December 2020, 61% were women, 93% were over 25 years old, 79% were homeowners, and they had a median annual income of $90,000. Consumer behavior has changed during the pandemic, with an increasing interest and involvement in day-to-day local activities.
•Robust current digital advertising market and future potential revenue models. The KVSB Board considered the fact that the total global digital advertising market for consumers is large and expanding and that Nextdoor has developed a suite of highly engaging digital ad formats such as video and maps, self-serve advertising capabilities, measurement tools, and a vertically-focused sales force to capture a greater share of digital advertising spend. In addition the KVSB Board considered the fact that Nextdoor has the potential to build new revenue streams over time, including potential monetization opportunities from Nextdoor’s Finds marketplace, the facilitation of local commerce, home services, real estate, and local events.
•Many growth vectors for revenue. The KVSB Board considered the fact that Nextdoor is in the early stages of monetizing its platform. However, the KVSB Board also considered the fact that Nextdoor seems well positioned to scale its advertising business and to develop new revenue streams, and that there is potential for international expansion both in terms of users and monetization of international users.
•Competitive position is strong: hard and slow early network to build. The KVSB Board considered the fact that Nextdoor competes in almost every aspect of its business with companies that provide a variety of internet products, services, content, and online advertising, including Facebook, Google, Pinterest, Snap, and Twitter. However, the KVSB Board also considered the fact that unlike these competitors, Nextdoor has been singularly focused, over an extended period of time, on creating and strengthening its neighborhood networks (which contain both physical and digital aspects).
•Team well positioned for acceleration and execution. The KVSB Board considered the fact that Nextdoor after the business combination will be led by the senior management team of Nextdoor. The KVSB Board also believes that the willingness of Nextdoor’s management team to roll over their equity stake and agree to prohibitions on the transfer of their Nextdoor equity for a period of time following the consummation of the Business Combination reflected management’s belief in and commitment to Nextdoor’s continued growth following the consummation of the Business Combination.
•Backed by strong investor syndicate. Nextdoor’s existing investors include Benchmark Capital, Shasta Ventures, Greylock Partners, and Tiger Global. The KVSB Board believes these investors provide additional validation to Nextdoor's business strategies, innovation and high-growth potential.
•Financial analysis conducted by KVSB. The financial analysis conducted by KVSB’s management team and reviewed by the KVSB Board supported the equity valuation of Nextdoor. See “— Projected Financial Information.”
•Other alternatives. The KVSB Board believes, after a review of other business combination opportunities reasonably available to KVSB, that the Business Combination represents the best initial business combination for KVSB and the most attractive opportunity for KVSB’s management to accelerate its business plan based upon the process used to evaluate and assess other potential acquisition targets, and the KVSB Board’s belief that such process has not presented a better alternative.
•Negotiated transaction. The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between KVSB and Nextdoor.

The KVSB Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•Liquidation of KVSB. The risks and costs to KVSB if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in KVSB being unable to effect a business combination within the timeframe provided for under its Existing Charter and forcing KVSB to liquidate.
•Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits KVSB from soliciting other business combination proposals and restricts KVSB’s ability to consider other potential business combinations so long as the Merger Agreement is in effect.
•Stockholder vote. The risk that KVSB’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.
•Redemption risk. The KVSB Board considered the risk that the current public stockholders of KVSB would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to Nextdoor following the consummation of the Business Combination and potentially allowing Nextdoor to terminate the Business Combination or, at Nextdoor’s election, waive the condition under the Merger Agreement requiring that the funds in the trust account (after giving effect to redemptions and after the payment of deferred underwriting commissions and other transaction expenses of KVSB and Nextdoor), together with the PIPE Investment Amount and the amounts funded under the Forward Purchase Agreement (if any), is equal to or exceeds $400.0 million, in order for the Business Combination to be consummated. As of June 30, 2021, without giving effect to any future redemptions that may occur, the trust account had approximately $416.4 million invested in U.S. Treasury securities and money market funds that invest in U.S. government securities.
•Post-business combination corporate governance. The KVSB Board considered the corporate governance provisions of the Merger Agreement and the proposed material provisions of the Proposed Governing Documents and the effect of those provisions on the governance of Nextdoor. See “— The Merger Agreement” and “Management of Nextdoor Following the Business Combination” for detailed discussions of the terms and conditions of these documents.
•Limitations of review. The KVSB Board considered that it was not obtaining a third-party valuation or fairness opinion from any independent investment banking or accounting firm. In addition, KVSB’s management and outside counsel reviewed only certain materials in connection with their due diligence review of Nextdoor. Accordingly, the KVSB Board considered that KVSB may not have properly valued Nextdoor.
•Closing conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within KVSB’s control.
•KVSB public stockholders holding a minority position in Nextdoor. The fact that KVSB’s public stockholders will hold a minority position in the post-combination company (approximately 10.9% of the ownership and 1.3% of the voting power, assuming that no shares of KVSB Class A common stock are elected to be redeemed by KVSB’s public stockholders), which may reduce the influence that KVSB’s current stockholders have on the management of Nextdoor.
•No survival of remedies for breach of representations, warranties or covenants of Nextdoor. The KVSB Board considered that the terms of the Merger Agreement provide that KVSB will not have any surviving remedies against Nextdoor after the Closing to recover for losses as a result of any inaccuracies or breaches of Nextdoor's representations, warranties or covenants set forth in the Merger Agreement. As a result, KVSB stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Nextdoor prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares of Nextdoor common stock to be issued in the Business Combination or recover for the amount of any damages. The KVSB Board determined that this structure was appropriate and customary in light of the fact that it is consistent with market practice for similar transactions and Nextdoor would not have proceeded with the Business Combination otherwise.
•Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting injunctive relief could indefinitely delay or otherwise permanently prohibit consummation of the Business Combination.
•Fees and expenses. The fees and expenses associated with completing the Business Combination.
•Other risks. Various other risks associated with the Business Combination, the business of KVSB and the business of Nextdoor described under the section entitled “Risk Factors.”
In addition to considering the factors described above, the KVSB Board also considered that certain officers and directors of KVSB may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of KVSB’s stockholders (see “— Interests of KVSB’s Directors and Executive Officers in the Business Combination”). However, the KVSB Board concluded that the potentially disparate interests would be mitigated because, among other reasons, (i) certain of these interests were disclosed in the prospectus for KVSB’s initial public offering and are included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination by KVSB with any other target business or businesses and (iii) the Business Combination was structured so that it may be completed even if KVSB’s public stockholder redeem a substantial portion of the KVSB Class A common stock.
The KVSB Board concluded that the potential benefits that it expected KVSB and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the KVSB Board unanimously determined that the Merger Agreement and the Business Combination were advisable, fair to, and in the best interests of, KVSB and its stockholders.
Projected Financial Information
Nextdoor provided KVSB with its internally prepared forecasts through the year ending December 31, 2022. Nextdoor does not as a matter of course make public projections as to future revenue, earnings, or other results. However, the management of Nextdoor has prepared the prospective financial information set forth below to present key elements to the forecasts provided to KVSB. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Nextdoor’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Nextdoor. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.
Neither Ernst & Young LLP, nor any other independent accountants, have compiled, reviewed, examined, or performed any procedures with respect to prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information. The report of Ernst & Young LLP included in this proxy statement/prospectus relates to Nextdoor’s historical audited financial statements and does not extend to the unaudited prospective financial information and should not be read to do so.
The projections are forward-looking statements that are based on assumptions and estimates that are inherently uncertain and, though considered reasonable by Nextdoor’s management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, those risks and uncertainties set forth in the sections entitled “Risk Factors,” “Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this proxy statement/prospectus. The prospective financial information is subjective in many respects and, since the prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Nextdoor or that actual results will not differ materially from those presented in the prospective financial information. Furthermore, the prospective financial information does not take into account any circumstances or events occurring after the date that information was prepared.
The financial projections were requested by, and disclosed to, KVSB for use as a component in its overall evaluation of Nextdoor and are included in this proxy statement/prospectus on that account. Key assumptions were made with the best available information and estimates, including, but not limited to:
•the sustained growth, year over year, of Nextdoor’s membership (neighbors), in particular in the United States;
•the engagement of Nextdoor’s neighbors based on the sustained growth of average weekly active users in the past three years and projected growth of the same through the end of the year ending December 31, 2022; and
•historical growth of Nextdoor’s average revenue per user over the last three years and the projected average revenue per user growth through the end of the year ending December 31, 2022, including the underlying analysis of these projections prepared by Nextdoor’s management.
Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by Nextdoor, KVSB or any other person that the results contained in the prospective financial information will be achieved, and should not be regarded as an indication that KVSB, the KVSB Board, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.
Nextdoor does not expect to generally publish its business plans and strategies or make external disclosures of its anticipated financial position or operating results in the manner provided to KVSB in connection with the Business Combination. Accordingly, Nextdoor does not intend to update or otherwise revise the projected financial information provided to KVSB to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Nextdoor does not intend to update or revise the projected financial information provided to KVSB to reflect changes in general economic or industry conditions.
Additional information relating to the principal assumptions used in preparing the projections is set forth below. See “Risk Factors” for a discussion of various factors that could materially affect New Nextdoor’s financial condition, operating results, business, prospects and the price of New Nextdoor’s Class A common stock.
The key elements of the projections provided by management of Nextdoor to KVSB are summarized in the table below:

($ in millions)	2021E	2022E
Total Revenue	$178	$249
Total ARPU	$5.93	$6.47
Operating Expenses	$280	$352
Net Loss	$(103)	$(103)
Non-GAAP Operating Expenses(1)	$228	$294
Adjusted EBITDA(2)	$(50)	$(45)

___________________
(1)Non-GAAP Operating Expenses includes cost of revenue, sales and marketing, research and development, and general and administrative expenses, excluding depreciation and amortization, stock-based compensation, and acquisition-related costs.
(2)Adjusted EBITDA is a non-GAAP financial measure that represents Nextdoor’s net loss, adjusted for depreciation and amortization, stock-based compensation, net interest income, provision for income taxes, and acquisition-related costs. For a historical reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure of net loss, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”
Projected revenue and ARPU are based on a variety of operational assumptions, including an increase in the number of neighbors that use the Nextdoor platform, including in markets outside of the United States, increasing engagement of those neighbors, and further monetization of the Nextdoor platform, including through the scaling of its advertising business and developing new revenue streams.
Projected GAAP and non-GAAP operating expenses are driven by Nextdoor’s level of investments in the business. Net loss and Adjusted EBITDA are driven by Nextdoor’s projected revenue and its level of investments, including in (i) research and development to develop new products and features, (ii) sales and marketing expenses due to continued investment in sales activities, increased investment in marketing to acquire small and mid-sized customers, and further investment in international expansion and (iii) general and administrative expenses to support growth as well as due to additional costs associated with legal, accounting, compliance, investor relations, and other costs of becoming a public company.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR NEXTDOOR, EACH OF KVSB AND NEXTDOOR UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.
Satisfaction of 80% Test
It is a requirement under the Nasdaq listing requirements that any business acquired by KVSB have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money valuation of $3.5 billion for Nextdoor compared to the $416.3 million in the trust account, the KVSB board of directors determined that this requirement was met. The KVSB Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of KVSB and its stockholders and appropriately reflected Nextdoor’s value. In reaching this determination, the KVSB Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. The KVSB Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Nextdoor met this requirement.
Interests of KVSB’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of the KVSB Board in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and KVSB’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of KVSB stockholders generally. These interests include, among other things, the interests listed below:
•Prior to KVSB’s initial public offering, the Sponsor purchased 10,000,000 founder shares, for $0.0025 per share. Subsequent to the share capitalization, the Sponsor transferred 40,000 founder shares to each of Enrico Gaglioti, Anita Sands and Dmitri Schlosser, KVSB’s independent directors. If KVSB does not consummate a business combination by the Liquidation Date, it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such event, the 10,000,000 founder shares owned by the Sponsor and KVSB’s independent directors would be worthless because following the redemption of the public shares, KVSB would likely have few, if any, net assets and because the Sponsor and KVSB’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of the 10,000,000 founder shares held by them if KVSB fails to complete a business combination within the required period. Additionally, in such event, the 1,132,688 private placement shares purchased by the Sponsor simultaneously with the consummation of the initial public offering for an aggregate purchase price of $11.3 million, will also expire worthless. Mr. Kaul, KVSB’s Chairman and Chief Executive Officer, also has an economic interest in such private placement shares and in the 9,880,000 founder shares owned by the Sponsor. The 10,232,269 shares of New Nextdoor Class A common stock into which the 9,880,000 founder shares held by the Sponsor will automatically convert in connection with the Merger, if unrestricted, fully vested and freely tradable, would have had an aggregate market value of approximately $103.7 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Nextdoor Class A common stock will be subject to certain lock-up restrictions, KVSB believes such shares may have less value. The 176,334 shares of New Nextdoor Class A common stock into which the 120,000 founder shares held by KVSB’s independent directors will automatically convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.8 million based upon the closing price of $10.13 per share on the Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 1,132,688 private placement shares held by the Sponsor, if unrestricted and freely tradable, would have had an aggregate market value of approximately $11.5 million based upon the closing price of $10.13 per share on the Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The Sponsor Related PIPE Investors have subscribed for $7,500,000 of the PIPE Investment, for which they will receive 750,000 shares of New Nextdoor Class A common stock, which, if unrestricted and freely tradable, would have had an aggregate market value of approximately $7.6 million based upon the closing price of $10.13 per share on Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Based on the difference in the purchase price of $0.0025 that the Sponsor paid for the founder shares, as compared to the purchase price of $10.00 per share of KVSB Class A common stock sold in the initial public offering, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the share price of New Nextdoor Class A common stock after the Closing falls below the price initially paid for the KVSB Class A common stock in the initial public offering and the public stockholders experience a negative rate of return on their investment following the Closing of the Business Combination.
•The Sponsor (including its representatives and affiliates) and KVSB’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to KVSB. For example, certain officers and directors of KVSB, who may be considered an affiliate of the Sponsor, have also recently incorporated Khosla Ventures Acquisition Co. I (“KVSA”), Khosla Ventures Acquisition Co. III (“KVSC”) and Khosla Ventures Acquisition Co. IV (“KVSD”), each of which is a blank check company incorporated as a Delaware corporation for the purpose of effecting their respective initial business combinations. Mr. Kaul is Chairman and Chief Executive Officer and Mr. Buckland is Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of each of KVSB, KVSC and KVSD. Additionally, Mr. Shklovsky is a director of KVSA. The Sponsor and KVSB’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to KVSB completing its initial business combination. Moreover, certain of KVSB’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. KVSB’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to KVSB, and the other entities to which they owe certain fiduciary or contractual duties, including KVSA, KVSC and KVSD. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in KVSB’s favor and such potential business opportunities may be presented to other entities prior to their presentation to KVSB, subject to applicable fiduciary duties under the DGCL. KVSB’s Existing Organizational Documents provide that KVSB renounces its interest in any corporate opportunity offered to any director or officer of KVSB.
•The Sponsor Related PIPE Investor has subscribed for $7.5 million of the PIPE Investment, for which they will receive up to 750,000 shares of New Nextdoor Class A common stock. Mr. Kaul has an economic interest in the Sponsor Related PIPE Investor. The 750,000 shares of New Nextdoor Class A common stock which the Sponsor Related PIPE Investor has subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of approximately $7.6 million based upon the closing price of $10.13 per share on the Nasdaq on September 29, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus.
•KVSB’s existing directors and officers will be eligible for continued indemnification and continued coverage under KVSB’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.
•In the event that KVSB fails to consummate a business combination within the prescribed time frame (pursuant to the Existing Organizational Documents), or upon the exercise of a redemption right in connection with the Business Combination, KVSB will be required to provide for payment of claims of creditors that were not waived that may be brought against KVSB within the ten years following such redemption. In order to protect the amounts held in KVSB’s trust account, the Sponsor has agreed that it will be liable to KVSB if and to the extent any claims by a third party (other than KVSB’s independent auditors) for services rendered or products sold to KVSB, or a prospective target business with which KVSB has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to fund KVSB’s working capital requirements, subject to an annual limit of $500,000, and/or to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of KVSB’s initial public offering against certain liabilities, including liabilities under the Securities Act.
•KVSB’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on KVSB’s behalf, such as identifying and investigating possible business targets and business combinations. KVSB expects to incur approximately $28.3 million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account), and to the extent that KVSB’s officers and directors or their affiliates are advancing any of these expenses on behalf of KVSB, they are entitled to reimbursement of such payments. However, if KVSB fails to consummate a business combination by the Liquidation Date, they will not have any claim against the trust account for reimbursement. Accordingly, KVSB may not be able to reimburse the expenses advanced by KVSB’s officers and directors or their affiliates if the Business Combination, or another business combination, is not completed by the Liquidation Date.
•Pursuant to the Registration Rights Agreement, the Sponsor and the Sponsor Related PIPE Investor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Nextdoor common stock held by such parties following the consummation of the Business Combination.
The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote. Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and each director of KVSB have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor (including KVSB’s independent directors) owns issued and outstanding shares of KVSB common stock representing

16.9% of the outstanding voting power on an as-converted basis, and 12.8% of the outstanding voting power on a per actual share basis.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or KVSB’s securities, the Sponsor, Nextdoor or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of KVSB’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Nextdoor or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the BCA Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal by a requisite vote of our stockholders, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) KVSB’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.
Entering into any such arrangements may have a depressive effect on the common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. KVSB will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the special meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.
Interests of Nextdoor’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of the KVSB Board in favor of approval of the BCA Proposal, you should keep in mind that Nextdoor’s directors and executive officers may have interests in such proposal that are different from, or in addition to, those of KVSB stockholders generally. These interests include, among other things, the interests listed below:
Sarah Friar. Ms. Friar, Nextdoor’s Chief Executive Officer and President, has agreed to subscribe for and purchase 500,000 shares of New Nextdoor Class A common stock at $10.00 per share in the PIPE Investment on the same terms and conditions as the other PIPE Investors, for aggregate proceeds of $5,000,000. Such shares of New Nextdoor Class A common stock would have had an estimated aggregate value of $5.1 million based on the closing price of $10.13 per public share on Nasdaq on September 29, 2021, the closing price on the record date. In addition, in March 2021, Ms. Friar was granted a stock option to purchase 743,184 shares of Nextdoor common stock, with an aggregate grant date fair value of $8,513,428, which will vest upon closing of the Business Combination, subject to Ms. Friar’s continued employment through such date.

Severance Agreements. Prior to the Business Combination it is expected that New Nextdoor will enter into Severance Agreements with the current executive officers of Nextdoor. Under each Severance Agreement, the applicable executive officer who is terminated by New Nextdoor without cause or who resigns for good reason outside of a change in control (each such term as defined in each Severance Agreement) will receive, in exchange for a customary release of claims: (i) a severance payment of six months base salary in lump sum and (ii) payment of premiums for continued medical benefits for up to six months following termination. In addition, if an executive officer’s employment is terminated by us without cause or by an executive for good reason within the three months preceding a change in control (but after a legally binding and definitive agreement for a potential change of control has been executed) or within the twelve months following a change in control, the Severance Agreements provide the following benefits in exchange for a customary release of claims: (i) a severance payment of twelve months’ base salary and then-current target bonus opportunity at 100% achievement of target paid in a cash lump sum, (ii) full acceleration of time-vesting equity awards and accelerated vesting of performance-vesting equity awards at the greater of (x) actual performance through the date of termination or (y) target level (unless an individual equity award agreement provides otherwise), and (iii) payment of premiums for continued medical benefits for up to twelve months following termination. See the section entitled “Management of New Nextdoor Following the Business Combination — Executive Offer Letters — Severance Agreements” for further discussion.
Expected Accounting Treatment of the Transactions
We expect the Transactions to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, KVSB is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Transactions are expected to be reflected as the equivalent of Nextdoor issuing stock for the net assets of KVSB, accompanied by a recapitalization. The net assets of KVSB will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Nextdoor.
Nextdoor has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:
•Nextdoor stockholders will have a relative majority of the voting power of New Nextdoor;
•The board of directors of New Nextdoor will have ten members, and Nextdoor stockholders will have the ability to nominate a majority of the members of the board of directors;
•Nextdoor’s senior management will comprise the senior management roles of New Nextdoor and be responsible for the day-to-day operations;
•New Nextdoor will assume the Nextdoor Holdings, Inc. name and corporate headquarters; and
•The intended strategy and operations of New Nextdoor will continue Nextdoor’s current strategy and operations to leverage technology to connect millions of neighbors online and in real life to build stronger, more vibrant, and resilient neighborhoods.
Vote Required for Approval
The approval of the BCA Proposal requires the affirmative vote of holders of a majority of the shares of KVSB Class A common stock and KVSB Class B common stock that are voted at the special meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the special meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the stockholders will be considered non-discretionary, or count as a vote cast at the special meeting.
All other proposals, including the Condition Precedent Proposals, require the affirmative vote of the holders of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class, other than in the case of the Charter Proposal, which requires (1) the affirmative vote of holders of a majority of the voting power of the outstanding shares of KVSB Class A common stock and KVSB Class B common stock, voting together as a single class, (2) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class K common stock, voting separately as a series (which consent has already been obtained prior to the special meeting) and (3) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class B common stock, voting separately as a series. The parties have also agreed to condition the Charter Proposal on the affirmative vote of the holders of a majority of the shares of KVSB Class A common stock then outstanding and entitled to vote thereon, voting separately as a single series.
The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the BCA Proposal will have no effect, even if approved by requisite holders of KVSB common stock.
Recommendation of KVSB’s Board of Directors
THE KVSB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE KVSB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

CHARTER PROPOSAL
Overview
If the Business Combination is consummated, KVSB will replace its existing Amended and Restated Certificate of Incorporation (the “Existing Charter”) with the Proposed Charter in the form attached to this proxy statement/prospectus as Annex C. In the judgment of the KVSB Board, the adoption of the Proposed Charter is necessary to adequately address the needs of New Nextdoor.
The Charter Proposal is comprised of the following amendments to the Existing Charter:
2a. Name Change Charter Amendment — To change KVSB’s name to “Nextdoor Holdings, Inc.”;
2b. Authorized Share Charter Amendment — To increase the number of authorized shares of New Nextdoor Class A common stock, New Nextdoor Class B common stock, and “blank check” preferred stock and to eliminate the authorized shares of KVSB Class K common stock;
2c. Voting Rights Charter Amendment — To provide that holders of New Nextdoor Class A common stock will be entitled to one vote per share of New Nextdoor Class A common stock and holders of New Nextdoor Class B common stock will be entitled to ten votes per share of New Nextdoor Class B common stock;
2d. Rights of Common Stock — To provide that the rights of the holders of New Nextdoor Class A common stock and Class B common stock are identical, except with respect to the voting rights described above and with respect to conversion rights;
2e. Actions by Stockholders Charter Amendment — To require that stockholders only act at annual and special meeting of the corporation and not by written consent;
2f. Corporate Opportunity Charter Amendment — To eliminate the current limitations in place on the corporate opportunity doctrine;
2g. Voting Thresholds Charter Amendment — To establish the required vote thresholds for approving amendments to the Proposed Charter as follows: (i) at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the New Nextdoor board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock, provided that if two-thirds of the New Nextdoor board of directors has approved such amendment only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to amend the Proposed Charter, (ii) at least two-thirds of the voting power of the New Nextdoor Class B common stock will be required to amend certain provisions relating to the New Nextdoor Class B common stock and take certain other actions that impact the New Nextdoor Class B common stock, and (iii) the affirmative vote of holders of at least 75% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, will be required to amend certain provisions of the Proposed Charter relating to the terms of the New Nextdoor Class A common stock or New Nextdoor Class B common stock;
2h. Bylaws Amendment Voting Thresholds Charter Amendment — To establish the required vote thresholds for approving amendments to the New Nextdoor bylaws as either a majority of the New Nextdoor board of directors or the holders of at least two-thirds of New Nextdoor’s then-outstanding shares of capital stock entitled to vote in an election of directors, voting together as a single class; provided that, in the case any amendment is approved by at least two-thirds of the board of directors, then the amendment will require only the affirmative vote of the holders of a majority of the then-outstanding shares of the capital stock entitled to vote in an election of directors, voting together as a single class; and
2i. Additional Charter Amendment — To approve all other changes including eliminating certain provisions related to special purpose acquisition corporations that will no longer be relevant following the Closing.

The following table sets forth a summary of the principal proposed changes and the material differences between the Existing Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
Name Change	KVSB’s current name is Khosla Ventures Acquisition Co. II.	Under the Proposed Charter, KVSB will change its name to Nextdoor Holdings, Inc.

Authorized Shares of Common Stock	The Existing Charter authorizes the issuance of up to 260,000,000 shares of common stock, including (i) 200,000,000 shares of Class A common stock, (ii) 30,000,0000 shares of Class B common stock and (iii) 30,000,000 shares of Class K common stock.	The Proposed Charter will authorize the issuance of up to 3,000,000,000 shares of common stock, including (i) 2,500,000,000 shares of Class A common stock, par value $0.0001 per share and (ii) 500,000,000 shares of Class B common stock, par value $0.0001 per share.

Voting Rights of Common Stock
The Existing Charter provides that (i) the holders of shares of Class A common stock shall be entitled to one vote for each such share, (ii) the holders of shares of Class B common stock shall be entitled to the number of votes for each such share equal to the number of shares (including fractional shares) of Class A common stock into which such share of Class B common stock held by such holder would be convertible if converted as of the record date for determining stockholders entitled to vote on such matter, and (iii) the holders of shares of Class K common stock are non-voting.
The Proposed Charter provides that (i) each holder of New Nextdoor Class A common stock shall have the right to one vote per share of New Nextdoor Class A common stock held of record by such holder and (ii) each holder of New Nextdoor Class B common stock shall have the right to ten votes per share of New Nextdoor Class B common stock held of record by such holder.

Conversion Rights of Common Stock
The Existing Charter provides that, immediately after the Closing, (A) all outstanding shares of KVSB Class B common stock automatically convert into an amount of shares of KVSB Class A common stock equal to (i) the quotient of (x) the Outstanding Shares (as defined therein) divided by (y) one minus the Applicable Percentage (as defined therein), minus (ii) the Outstanding Shares and (B) only to the extent that certain triggering events occur prior to the 10th anniversary of the Business Combination, certain outstanding shares of KVSB Class K common stock automatically convert into an amount of shares of KVSB Class A common stock equal to (i) the quotient of (x) the Outstanding Shares divided by (y) one minus the Applicable Percentage, minus (ii) the sum of (x) Outstanding Shares and (y) the number of shares of KVSB Class A common stock issued upon conversion of the KVSB Class B common stock and KVSB Class K common stock.

The Proposed Charter provides that each share of New Nextdoor Class B common stock will be convertible into one share of New Nextdoor Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) the date specified by a vote of the holders of two-thirds of the then outstanding shares of New Nextdoor Class B common stock and (ii) ten years from the date of the Closing. The KVSB Class K common stock will convert into 3,061,354 shares of New Nextdoor Class A common stock immediately following the Closing.

Blank Check Preferred Stock	The Existing Charter authorizes the issuance of up to 1,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.	The Proposed Charter will authorize the issuance of up to 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share, the rights, preferences and privileges of which may be designated from time to time by the New Nextdoor board of directors.

Actions by Stockholders Amendment	The Existing Charter provides that no action shall be taken by the stockholders except at a duly called annual or special meeting of the stockholders, and no action shall be taken by the stockholders by written consent, other than with respect to the consent of holders of Class B common stock.	The Proposed Charter provides that no action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the bylaws, and no action shall be taken by the stockholders by written consent.

Corporate Opportunity Amendment	The Existing Charter limits the application of the doctrine of corporate opportunity under certain circumstances.	The Proposed Charter is silent on the issue of the application of the doctrine of corporate opportunity.

Bylaws Amendment
The Existing Charter is silent on the vote required by either the board of directions or stockholders to adopt, amend, alter, change, add or repeal the bylaws. Notwithstanding the foregoing, KVSB’s existing bylaws provide that any amendment requires the approval of (i) a majority of the board of directors or (ii) stockholders holding a majority of the voting power of all outstanding shares of capital stock of KVSB entitled to vote generally in the election of directors, voting together as a single class; provided that an amendment to the provisions regarding indemnification of directors and officers of KVSB requires the approval of stockholders holding at least two-thirds of the voting power of all outstanding shares of capital stock of KVSB.

The Proposed Charter provides that any amendment to New Nextdoor’s bylaws will require the approval of either a majority of the New Nextdoor board of directors or the holders of at least two-thirds of New Nextdoor’s then-outstanding shares of capital stock entitled to vote in an election of directors, voting together as a single class; provided that, in the case any amendment is approved by at least two-thirds of the board of directors, then the amendment will require only the affirmative vote of the holders of a majority of the then-outstanding shares of the capital stock entitled to vote in an election of directors, voting together as a single class.

Charter Amendment
The Existing Charter provides that any amendment will require approval in the manner prescribed by the Existing Charter and the DGCL; provided that, prior to an “initial business combination,” the Existing Charter provides that any amendment to the business combination provisions of the Existing Charter will require the approval of the holders of at least 65% of all outstanding shares of KVSB common stock.
The Proposed Charter provides that any amendment will require approval from (i) at least two-thirds of the voting power of all of the then outstanding shares of capital stock to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the New Nextdoor board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock, provided that if two-thirds of the New Nextdoor board of directors has approved such amendment only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to amend the Proposed Charter, (ii) at least two-thirds of the voting power of the New Nextdoor Class B common stock to amend certain provisions relating to the New Nextdoor Class B common stock and take certain other actions that impact the New Nextdoor Class B common stock, and (iii) holders of at least 75% of the voting power of each of New Nextdoor Class A common stock and New Nextdoor Class B common stock, voting separately by class, to amend certain provisions of the Proposed Charter relating to the terms of the New Nextdoor Class A common stock or New Nextdoor Class B common stock.

Provisions Specific to a Blank Check Company	The Existing Charter prohibits KVSB from entering into an “initial business combination” with another blank check company or similar company with nominal operations.	The Proposed Charter will not include this blank check company provision because the terms governing KVSB’s consummation of an initial business combination will not be applicable following consummation of the Business Combination.
Reasons for the Amendments to the Existing Charter
Name Change
Changing the post-combination corporate name from “Khosla Ventures Acquisition Co. II” to “Nextdoor Holdings, Inc.” is desirable to reflect the Business Combination with Nextdoor and to clearly identify New Nextdoor as the publicly traded entity. Additionally, the KVSB Board believes the name of the post-combination company should more closely align with the name of the existing operating business of Nextdoor.
Authorized Shares of Common Stock
The greater number of authorized shares of New Nextdoor will be used to issue shares to the PIPE Investors and to employees of New Nextdoor under the 2021 Plan and the ESPP, each as proposed to be adopted by KVSB in connection with the Business Combination, and for general corporate purposes. Additionally, the KVSB Board believes that it is important for New Nextdoor to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support New Nextdoor’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).
Notwithstanding the foregoing, authorized but unissued shares of common stock may enable the New Nextdoor board of directors to render it more difficult or to discourage an attempt to obtain control of New Nextdoor and thereby protect continuity of or entrench its management, which may negatively impact the market price of the common stock. If, in the due exercise of its fiduciary obligations, for example, the New Nextdoor board of directors were to determine that a takeover proposal was not in the best interests of New Nextdoor, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Nextdoor to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Nextdoor currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.
Rights of Common Stock
Under the Existing Charter, immediately after the Closing, (A) all outstanding shares of KVSB Class B common stock are automatically convertible into an amount of shares of KVSB Class A common stock equal to (i) the quotient of (x) the Outstanding Shares divided by (y) one minus the Applicable Percentage, minus (ii) the Outstanding Shares and (B) only to the extent that certain triggering events occur prior to the 10th anniversary of the Business Combination, certain outstanding shares of KVSB Class K common stock automatically convert into an amount of shares of KVSB Class A common stock equal to (i) the quotient of (x) the Outstanding Shares divided by (y) one minus the Applicable Percentage, minus (ii) the sum of (x) Outstanding Shares and (y) the number of shares of KVSB Class A common stock issued upon conversion of the KVSB Class B common stock and KVSB Class K common stock (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like). Notwithstanding the foregoing, the KVSB Class B common stock and KVSB Class K common stock will convert into 10,408,603 shares of New Nextdoor Class A common stock immediately following the Closing.

The Proposed Charter provides that (i) each holder of New Nextdoor Class A common stock shall have the right to one vote per share of New Nextdoor Class A common stock held of record by such holder and (ii) each holder of New Nextdoor Class B common stock shall have the right to ten votes per share of New Nextdoor Class B common stock held of record by such holder. Because upon consummation of the Business Combination, the Sponsor and current holders of Nextdoor common stock (including holders of Nextdoor equity awards outstanding as of the Closing) will beneficially own all outstanding shares of New Nextdoor Class B common stock, this dual class stock structure provides such holders of New Nextdoor Class B common stock with the ability to influence the outcome of matters requiring stockholder approval. The KVSB board of directors believes the success of New Nextdoor rests on the ability to undertake a long-term view and the experience, industry knowledge and significant interest of the holders of New Nextdoor Class B common stock will enhance New Nextdoor’s ability to focus on long-term value creation and help insulate New Nextdoor from short-term outside influences. The voting power of the holders of Next Nextdoor Class B common stock also provides New Nextdoor with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining such holders’ control. The Proposed Charter will provide that New Nextdoor Class B common stock will be convertible into shares of New Nextdoor Class A common stock at any time upon election of the holder thereof and provide that the New Nextdoor Class B common stock will convert automatically upon certain transfers and upon the earlier of (i) the date specified by a vote of the holders of two-thirds of the then outstanding shares of New Nextdoor Class B common stock and (ii) ten years from the date of the Closing. Except the voting and conversion rights described above, the holders of New Nextdoor Class A common stock and Class B common stock shall be identical, including with respect to dividends and rights to receive liquidation distributions.
Blank Check Preferred Stock
The KVSB Board believes that these shares of “blank check” preferred stock will provide New Nextdoor with needed flexibility to issue shares in the future in a timely manner and under circumstances it considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Notwithstanding the foregoing, authorized but unissued preferred stock may enable the New Nextdoor board of directors to render it more difficult or to discourage an attempt to obtain control of New Nextdoor and thereby protect continuity of or entrench its management, which may negatively impact the market price of the common stock of New Nextdoor. If, in the due exercise of its fiduciary obligations, for example, the New Nextdoor board of directors was to determine that a takeover proposal was not in the best interests of New Nextdoor, such preferred stock could be issued by the New Nextdoor board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New Nextdoor board of directors to issue the authorized preferred stock on its own volition will enable New Nextdoor to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. However, New Nextdoor currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.
Actions by Stockholders Amendment
The complete elimination of stockholder written consents prevent a controlling stockholder or group of stockholders from amending the Proposed Charter or bylaws of New Nextdoor or removing directors without calling a special meeting of the stockholders and waiting the notice periods determined by the New Nextdoor board of directors pursuant to the bylaws prior to taking any such action. This guarantees that stockholders are given sufficient time to weigh the arguments presented by both sides in connection with any contested stockholder vote. The KVSB Board believes that a meeting of stockholders, which provides all stockholders an opportunity to deliberate about a proposed action and vote their shares, is the most appropriate forum for stockholder action. Notwithstanding the foregoing, elimination of such stockholder written consents may lengthen the amount of time required to take stockholder actions since actions by written consent are generally not subject to the minimum notice requirement of a stockholders’ meeting.
Corporate Opportunity Amendment
The “corporate opportunity” doctrine provides that directors and officers of a corporation, as part of their duty of loyalty to the corporation and its stockholders, generally have a fiduciary duty to disclose opportunities to the corporation that are related to its business and are prohibited from pursuing those opportunities unless the corporation determines that it is not going to pursue them. Section 122(17) of the DGCL expressly permits Delaware corporations, such as KVSB, to renounce any interest or expectancy of the corporation in certain business opportunities. The Existing Charter currently provides that certain business opportunities are not subject to the “corporate opportunity” doctrine. The Proposed Charter will be silent on the issue of the application of the doctrine of corporate opportunity. The removal of the corporate opportunity doctrine provisions will ensure that directors, officers and controlling stockholders will not be able to take advantage of opportunities beneficial to New Nextdoor for themselves without first disclosing the opportunity to the New Nextdoor board of directors and giving the New Nextdoor board of directors the opportunity to decline the opportunity on behalf of New Nextdoor.
Voting Thresholds Amendment
Requiring the approval by affirmative vote of (i) at least two-thirds of the voting power of all of the then outstanding shares of capital stock to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the New Nextdoor board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock (or, in the event two-thirds of the New Nextdoor board of directors has approved such amendment, the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock), (ii) at least two-thirds of the voting power of the New Nextdoor Class B common stock to amend certain provisions of the Proposed Charter relating to the New Nextdoor Class B common stock and take certain other actions that impact the New Nextdoor Class B common stock, (iii) holders of at least 75% of the voting power of each of New Nextdoor Class A common stock and New Nextdoor Class B common stock, voting separately by class to amend certain provisions of the Proposed Charter relating to the terms of the New Nextdoor Class A common stock or New Nextdoor Class B common stock and (iv) either a majority of the New Nextdoor board of directors or the holders of at least two-thirds of New Nextdoor’s then-outstanding shares of capital stock entitled to vote in an election of directors, voting together as a single class, to amend the New Nextdoor bylaws; provided that, in the case any amendment to the New Nextdoor bylaws that is approved by at least two-thirds of the board of directors, then the amendment will require only the affirmative vote of the holders of a majority of the then-outstanding shares of the capital stock entitled to vote in an election of directors, voting together as a single class, is intended to protect key provisions of the Proposed Charter and the New Nextdoor bylaws, respectively, from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.
Provisions Specific to a Blank Check Company
The elimination of certain provisions related to KVSB’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Charter does not include the requirement to dissolve New Nextdoor after a certain time period and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the KVSB Board believes it is the most appropriate period for New Nextdoor. In addition, certain other provisions in the Existing Charter require that proceeds from the initial public offering be held in the trust account until the completion of a business combination or redemption of 100% of the outstanding public shares has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Charter.
Vote Required for Approval
The approval of the Charter Proposal requires (1) the affirmative vote of holders of a majority of the voting power of the outstanding shares of KVSB Class A common stock and KVSB Class B common stock, voting together as a single class, (2) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class K common stock, voting separately as a series (which consent has already been obtained prior to the special meeting) and (3) the affirmative vote or written consent of the holders of a majority of the voting power of the outstanding shares of KVSB Class B common stock, voting separately as a series. The parties have also agreed to condition the Charter Proposal on the affirmative vote of the holders of a majority of the shares of KVSB Class A common stock then outstanding and entitled to vote thereon, voting separately as a single series. Failure to submit a proxy or to vote in person at the special meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the special meeting.
The adoption of the Charter Proposal is conditioned on the approval of the BCA Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal at the special meeting.
The Closing is conditioned on the approval (or waiver, as applicable) of the BCA Proposal, the Charter Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal at the special meeting.
The Sponsor has agreed to vote its shares of KVSB capital stock in favor of the Charter Proposal. See the section titled “BCA Proposal — Related Agreements — Sponsor Support Agreement.”
Recommendation of KVSB’s Board of Directors
KVSB’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.
The existence of financial and personal interests of KVSB’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of KVSB and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Officers in the Business Combination” for a further discussion.

ADVISORY CHARTER AMENDMENT PROPOSALS
Overview
In connection with the Business Combination, KVSB is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal but, pursuant to SEC guidance, KVSB is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on KVSB or the KVSB Board (separate and apart from the approval of the Charter Proposal). In the judgment of the KVSB Board, these provisions are necessary to adequately address the needs of New Nextdoor. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendment Proposals (separate and apart from approval of the Charter Proposal).
KVSB stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Existing Charter, which are being presented in accordance with the requirements of the SEC as seven separate sub-proposals (the “Advisory Charter Amendment Proposals”):
Advisory Charter Amendment Proposal A — To change KVSB’s name to “Nextdoor Holdings, Inc.”;
Advisory Charter Amendment Proposal B — To increase the number of authorized shares of New Nextdoor Class A common stock, New Nextdoor Class B common stock and “blank check” preferred stock and to eliminate the authorized shares of KVSB Class K common stock;
Advisory Charter Amendment Proposal C — To provide that holders of New Nextdoor Class A common stock will be entitled to one vote per share of New Nextdoor Class A common stock and holders of New Nextdoor Class B common stock will be entitled to ten votes per share of New Nextdoor Class B common stock;
Advisory Charter Amendment Proposal D — To require that stockholders only act at annual and special meeting of the corporation and not by written consent;
Advisory Charter Amendment Proposal E — To eliminate the current limitations in place on the corporate opportunity doctrine;
Advisory Charter Amendment Proposal F — To establish the required vote thresholds for approving amendments to the certificate of incorporation and bylaws at two-thirds; and
Advisory Charter Amendment Proposal G — To establish the required vote thresholds for approving amendments to the Proposed Charter as follows: (i) at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the New Nextdoor board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock, provided that if two-thirds of the New Nextdoor board of directors has approved such amendment only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to amend the Proposed Charter, (ii) at least two-thirds of the voting power of the New Nextdoor Class B common stock will be required to amend certain provisions relating to the New Nextdoor Class B common stock and take certain other actions that impact the New Nextdoor Class B common stock, and (iii) the affirmative vote of holders of at least 75% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, will be required to amend certain provisions of the Proposed Charter relating to the terms of the New Nextdoor Class A common stock or New Nextdoor Class B common stock.

Reasons for the Advisory Charter Amendments
Advisory Charter Amendment Proposal A
Changing the post-combination corporate name from “Khosla Ventures Acquisition Co. II” to “Nextdoor Holdings, Inc.” is desirable to reflect the Business Combination with Nextdoor and to clearly identify New Nextdoor as the publicly traded entity. Additionally, the KVSB Board believes the name of the post-combination company should more closely align with the name of the existing operating business of Nextdoor.
Advisory Charter Amendment Proposal B
Under the Existing Charter, upon the Closing, (A) all outstanding shares of KVSB Class B common stock are automatically convertible into an amount of shares of KVSB Class A common stock equal to (i) the quotient of (x) the Outstanding Shares (as defined therein) divided by (y) one minus the Applicable Percentage (as defined therein), minus (ii) the Outstanding Shares and (B) all outstanding shares of KVSB Class K common stock are automatically convertible into an amount of shares of KVSB Class A common stock equal to (i) the quotient of (x) the Outstanding Shares divided by (y) one minus the Applicable Percentage, minus (ii) the sum of (x) Outstanding Shares and (y) the number of shares of KVSB Class A common stock issued upon conversion of the KVSB Class B common stock (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like). As a result, only one class of KVSB common stock would be outstanding upon the closing of the Business Combination. The Merger Agreement provides that each outstanding share of KVSB common stock will be converted and reclassified into the right to receive New Nextdoor common stock.
The greater number of authorized shares of New Nextdoor will be used to issue shares to the PIPE Investors and to employees of New Nextdoor under the 2021 Plan and the ESPP, each as proposed to be adopted by KVSB in connection with the Business Combination, and for general corporate purposes. Additionally, the KVSB Board believes that it is important for New Nextdoor to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support New Nextdoor’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).
Notwithstanding the foregoing, authorized but unissued shares of common stock may enable the New Nextdoor board of directors to render it more difficult or to discourage an attempt to obtain control of New Nextdoor and thereby protect continuity of or entrench its management, which may negatively impact the market price of the common stock. If, in the due exercise of its fiduciary obligations, for example, the New Nextdoor board of directors were to determine that a takeover proposal was not in the best interests of New Nextdoor, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Nextdoor to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Nextdoor currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.
The KVSB Board believes that authorizing shares of “blank check” preferred stock will provide New Nextdoor with needed flexibility to issue shares in the future in a timely manner and under circumstances it considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Notwithstanding the foregoing, authorized but unissued preferred stock may enable the New Nextdoor board of directors to render it more difficult or to discourage an attempt to obtain control of New Nextdoor and thereby protect continuity of or entrench its management, which may negatively impact the market price of the common stock of New Nextdoor. If, in the due exercise of its fiduciary obligations, for example, the New Nextdoor board of directors was to determine that a takeover proposal was not in the best interests of New Nextdoor, such preferred stock could be issued by the New Nextdoor board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New Nextdoor board of directors to issue the authorized preferred stock on its own volition will enable New Nextdoor to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. However, New Nextdoor currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.
Advisory Charter Amendment Proposal C
Because upon consummation of the Business Combination, current holders of KVSB common stock and Nextdoor common stock will beneficially own all outstanding shares of New Nextdoor Class B common stock, this dual class stock structure provides such holders of New Nextdoor Class B common stock with the ability to influence the outcome of matters requiring stockholder approval. The KVSB board of directors believes the success of New Nextdoor rests on the ability to undertake a long-term view and the experience, industry knowledge and significant interest of the holders of New Nextdoor Class B common stock will enhance New Nextdoor’s ability to focus on long-term value creation and help insulate New Nextdoor from short-term outside influences. The voting power of the holders of Next Nextdoor’s Class B common stock also provides New Nextdoor with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining such holders’ control.
Advisory Charter Amendment Proposal D
The elimination of stockholder written consents prevent a controlling stockholder or group of stockholders from amending the Proposed Charter or bylaws of New Nextdoor or removing directors without calling a special meeting of the stockholders and waiting the notice periods determined by the New Nextdoor board of directors pursuant to the bylaws prior to taking any such action. This guarantees that stockholders are given sufficient time to weigh the arguments presented by both sides in connection with any contested stockholder vote. The KVSB Board believes that a meeting of stockholders, which provides all stockholders an opportunity to deliberate about a proposed action and vote their shares, is the most appropriate forum for stockholder action. Notwithstanding the foregoing, elimination of such stockholder written consents may lengthen the amount of time required to take stockholder actions since actions by written consent are generally not subject to the minimum notice requirement of a stockholders’ meeting.
Advisory Charter Amendment Proposal E
The “corporate opportunity” doctrine provides that directors and officers of a corporation, as part of their duty of loyalty to the corporation and its stockholders, generally have a fiduciary duty to disclose opportunities to the corporation that are related to its business and are prohibited from pursuing those opportunities unless the corporation determines that it is not going to pursue them. Section 122(17) of the DGCL expressly permits Delaware corporations, such as KVSB, to renounce any interest or expectancy of the corporation in certain business opportunities. The Existing Charter currently provides that certain business opportunities are not subject to the “corporate opportunity” doctrine. The Proposed Charter will be silent on the issue of the application of the doctrine of corporate opportunity. The removal of the corporate opportunity doctrine provisions will ensure that directors, officers and controlling stockholders will not be able to take advantage of opportunities beneficial to New Nextdoor for themselves without first disclosing the opportunity to the New Nextdoor board of directors and giving the New Nextdoor board of directors the opportunity to decline the opportunity on behalf of New Nextdoor.
Advisory Charter Amendment Proposal F
Requiring the approval by affirmative vote of holders of at least two-thirds of the voting power of New Nextdoor’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to (a) certain provisions of the Proposed Charter and (b) New Nextdoor’s bylaws not approved by the New Nextdoor board of directors is intended to protect key provisions of the Proposed Charter and the New

Nextdoor bylaws, respectively, from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.
Advisory Charter Amendment Proposal G
The elimination of certain provisions related to KVSB’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Charter does not include the requirement to dissolve New Nextdoor after a certain time period and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the KVSB Board believes it is the most appropriate period for New Nextdoor. In addition, certain other provisions in the Existing Charter require that proceeds from the initial public offering be held in the trust account until the completion of a business combination or redemption of 100% of the outstanding public shares has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Charter.
A copy of KVSB’s Proposed Charter, as will be in effect assuming approval of the Charter Proposal and upon consummation of the Business Combination and filing with the Delaware Secretary of State, is attached to this proxy statement/prospectus as Annex C.
Vote Required for Approval
The approval of the Advisory Charter Amendment Proposals require the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the special meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the stockholders will be considered non-discretionary, or count as a vote cast at the special meeting.
Recommendation of KVSB’s Board of Directors
THE BOARD UNANIMOUSLY RECOMMENDS THAT KVSB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER AMENDMENT PROPOSALS.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of KVSB and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, KVSB’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of the Sponsor and KVSB’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

STOCK ISSUANCE PROPOSAL
Overview
KVSB is asking its stockholders to consider and vote upon a proposal to approve and adopt, assuming the BCA Proposal and the Charter Proposal are approved, for the purposes of complying with Rule 5635(a), (b) and (d) of the Nasdaq Stock Market Listing Rules, the issuance of shares of New Nextdoor common stock to (a) the PIPE Investors, including the Sponsor Related PIPE Investor and the Nextdoor PIPE Investors, pursuant to the PIPE Investment, (b) the New Nextdoor stockholders pursuant to the Merger Agreement and (c) the Khosla Entities pursuant to the Forward Purchase Agreement (the “Stock Issuance Proposal”).
Reasons for the Approval for Purposes of Nasdaq Rule 5635
Under Nasdaq Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, the Aggregate Merger Consideration and the shares being issued to the PIPE Investors will exceed 20% or more of the outstanding shares of KVSB common stock and 20% or more of the voting power, in each case outstanding before the issuance of such shares in connection with the Business Combination and the PIPE Investment.
Under Nasdaq Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Under Nasdaq Rule 5635(b), the issuance of the Aggregate Merger Consideration and/or the shares in the PIPE Investment will result in a “change of control” of KVSB.
Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. Because shares of New Nextdoor common stock will be issued in exchange for all of the equity interests of Nextdoor, the deemed issuance price of the shares of the New Nextdoor common stock may be less than the lower of (i) the closing price immediately preceding the signing of the Merger Agreement or (ii) the average closing price of KVSB Class A common stock for the five trading days immediately preceding the signing of the Merger Agreement. If the BCA Proposal is approved, the issuance of the shares of New Nextdoor common stock will exceed 20% of the shares of KVSB common stock currently outstanding. Because the issuance price may be deemed to be below the lower of (i) the closing price immediately preceding the signing of the Merger Agreement or (ii) the average closing price of KVSB Class A common stock for the five trading days immediately preceding the signing of the Merger Agreement, the Nasdaq Rules may require that KVSB obtain stockholder approval of the issuance of the shares of New Nextdoor common stock in connection with the consummation of the Business Combination.
In addition, because the shares of KVSB Class A common stock issuable to the PIPE Investors (1) will be issued at a price that is less than the lower of (i) the closing price immediately preceding the signing of the Merger Agreement or (ii) the average closing price of the KVSB Class A common stock for the five trading days immediately preceding the signing of the Merger Agreement, and (2) will constitute more than 20% of the outstanding shares of KVSB common stock and more than 20% of outstanding voting power of KVSB common stock prior to such issuance, KVSB is required to obtain stockholder approval of such issuance pursuant to Nasdaq Rule 5635(d).
As a result of the foregoing, KVSB is required to obtain stockholder approval pursuant to The Nasdaq Stock Market Listing Rule 5635. For a summary of the Subscription Agreements, see the section entitled “BCA Proposal — Related Agreements — Subscription Agreements.” KVSB stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information regarding the Subscription Agreements. You are urged to read carefully the form of Subscription Agreement in its entirety before voting on this Proposal.
In the event that this proposal is not approved by KVSB stockholders, the Business Combination cannot be consummated. In the event that this proposal is approved by KVSB stockholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New Nextdoor common stock pursuant to the Merger Agreement or the PIPE Investment, such shares of New Nextdoor common stock will not be issued.
Vote Required for Approval
The approval of the Stock Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the special meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the stockholders will be considered non-discretionary, or count as a vote cast at the special meeting.
The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of KVSB common stock.
Recommendation of the KVSB Board of Directors
THE KVSB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT KVSB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

EQUITY INCENTIVE PLAN PROPOSAL
Overview
The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve and adopt by ordinary resolution the Nextdoor Holdings, Inc. 2021 Equity Incentive Plan, which is referred to herein as the “Equity Incentive Plan,” a copy of which is attached to this proxy statement/prospectus as Annex H (such proposal, the “Equity Incentive Plan Proposal”).
A total of 48,505,310 shares of New Nextdoor Class A common stock will be reserved for issuance under the Equity Incentive Plan. On September 29, 2021, the closing price on Nasdaq of a share of KVSB Class A common stock was $10.13. The KVSB Board approved the Equity Incentive Plan on July 5, 2021, subject to approval by KVSB’s stockholders. If the Equity Incentive Plan is approved by our stockholders, then the Equity Incentive Plan will be effective upon the consummation of the Business Combination.
The following is a summary of the material features of the Equity Incentive Plan. This summary is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is included as Annex H to this proxy statement/prospectus.
Summary of the Nextdoor Holdings, Inc. 2021 Equity Incentive Plan
The Equity Incentive Plan was adopted by the KVSB Board prior to the Closing, subject to stockholder approval, and will become effective upon the Closing. The Equity Incentive Plan allows New Nextdoor to grant awards of stock options, restricted stock awards, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), performance awards, and stock bonus awards to eligible officers, employees, directors and consultants. The KVSB Board anticipates that providing such persons with a direct stake in New Nextdoor will assure a closer alignment of the interests of such individuals with those of New Nextdoor and its stockholders, thereby stimulating their efforts on New Nextdoor’s behalf and strengthening their desire to remain with New Nextdoor.
Securities to be offered.   KVSB has initially reserved 48,505,310 shares of New Nextdoor Class A common stock, less any shares subject to outstanding awards granted under the Nextdoor, Inc. 2018 Equity Incentive Plan between the date on which the Business Combination Agreement was executed and the effective date of the Equity Incentive Plan, for issuance pursuant to awards granted under the Equity Incentive Plan (provided that this deduction shall not include any Promised Equity (as defined in the Merger Agreement) that is included in the definition of Aggregate Fully Diluted Company Common Shares (as defined in the Merger Agreement)). The number of shares reserved for issuance under the Equity Incentive Plan will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to the lesser of (i) five percent 5% of the total number of outstanding shares (rounded down to the nearest whole share) of New Nextdoor Class A common stock and New Nextdoor Class B common stock as of the immediately preceding December 31, or (ii) a number as may be determined by the New Nextdoor Board. Notwithstanding anything to the contrary in the Equity Incentive Plan, no more than 97,010,620 shares of New Nextdoor Class A common stock may be issued pursuant to the exercise of ISOs under the Equity Incentive Plan. In addition, the following shares of New Nextdoor Class A common stock will be available for grant and issuance under the Equity Incentive Plan:
•shares subject to issuance upon exercise of stock options or SARs granted under the Equity Incentive Plan that cease to be subject to the stock option or SAR for any reason other than exercise of the option or SAR;
•shares subject to awards granted under the Equity Incentive Plan that are subsequently forfeited or repurchased at the original issue price;
•shares subject to awards granted under the Equity Incentive Plan that otherwise terminate without shares being issued;
•shares surrendered pursuant to an Exchange Program (as defined in the Equity Incentive Plan);
•shares subject to an award that is paid out in cash or other property, rather than shares;

•shares subject to awards under the Equity Incentive Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award;
•shares issuable upon the exercise of stock options or subject to other awards under the Nextdoor, Inc. 2018 Equity Incentive Plan that cease to be subject to such stock options or other awards by forfeiture or otherwise after the effective date of the Equity Incentive Plan without such shares being issued;
•shares subject to outstanding awards under the Nextdoor, Inc. 2018 Equity Incentive Plan that are forfeited or repurchased by us at the original issue price after the effective date of the Equity Incentive Plan; and
•shares subject to awards under the Nextdoor, Inc. 2018 Equity Incentive Plan that are used to pay the exercise price of a stock option or withheld to satisfy the tax withholding obligations related to any award.
The following is a description of the material terms of the Equity Incentive Plan.
The summary below does not contain a complete description of all provisions of the Equity Incentive Plan and is qualified in its entirety by reference to the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex H.
Administration.   The Equity Incentive Plan is expected to be administered by New Nextdoor’s compensation and people development committee or by the New Nextdoor Board acting in place of the compensation and people development committee and by the New Nextdoor Board with respect to awards granted to non-employee directors. Subject to the terms and conditions of the Equity Incentive Plan, the compensation and people development committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret the Equity Incentive Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the plan or any award granted thereunder. The Equity Incentive Plan provides that the board of directors or compensation and people development committee may delegate its authority, including the authority to grant awards, to one or more officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by the New Nextdoor Board. References to “compensation and people development committee” below refer to the compensation and people development committee or the New Nextdoor Board, in its capacity as the administrator of the Equity Incentive Plan, as applicable.
Eligibility.   The Equity Incentive Plan is expected to provide for the grant of awards to eligible employees, directors, and consultants. No non-employee director may receive awards under the Equity Incentive Plan that, when combined with cash compensation received for service as a non-employee director, exceed $750,000 in value (measured as of the date of grant) in any calendar year; provided, however, that a non-employee director may receive awards under the Equity Incentive Plan that, when combined with cash compensation received for service as a non-employee director, with a value of up to $1,000,000 in value (measured as of the date of grant) in his or her initial year of service. Following the Closing, New Nextdoor is expected to have approximately 590 employees, no consultants and ten directors who will be eligible to receive awards under the Equity Incentive Plan. The compensation and people development committee has the authority to select from among eligible individuals those to whom awards will be granted.
Options.   The Equity Incentive Plan is expected to provide for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of New Nextdoor Class A common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the Equity Incentive Plan must be at least equal to the fair market value of New Nextdoor Class A common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of New Nextdoor capital stock must have an exercise price of at least 110% of the fair market value of New Nextdoor Class A common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than 97,010,620 shares may be issued pursuant to the exercise of incentive stock options granted under the Equity Incentive Plan.

Options may vest based on service or achievement of performance conditions. The compensation and people development committee may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to a right of repurchase that lapses as the shares vest. The maximum term of options granted under the Equity Incentive Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of New Nextdoor capital stock is five years from the date of grant. Upon exercise of options, the option exercise price must be paid in full either in cash or cash equivalents or in other manners approved by the compensation and people development committee, including by surrender of shares of New Nextdoor Class A common stock that are beneficially owned by the optionee free of restrictions. Subject to applicable law, the exercise price may also be delivered pursuant to a broker assisted or other form of cashless exercise program implemented by New Nextdoor in connection with the Equity Incentive Plan.
Restricted stock awards.   An award of restricted stock is an offer to sell shares of common stock subject to restrictions that may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an award of restricted stock will be determined by the compensation and people development committee. Unless otherwise determined by the compensation and people development committee, holders of restricted stock will be entitled to vote and to receive any dividends or stock distributions paid pursuant to any vested shares of restricted stock. Holders of unvested restricted stock will not be entitled to receive any dividends or stock distributions paid with respect to unvested shares of restricted stock, and any such dividends or stock distributions will be accrued and paid only as and when such shares of restricted stock become vested. If any such dividends or distributions are paid in shares of New Nextdoor Class A common stock, the shares will be subject to the same restrictions on transferability and forfeiture as the shares of restricted stock with respect to which they were paid.
Stock appreciation rights (“SARs”).   A SAR provides for a payment, in cash or shares of New Nextdoor common stock (up to a specified maximum of shares, if determined by the compensation and people development committee), to the holder equal to the fair market value of New Nextdoor Class A common stock on the date of exercise less a pre-determined exercise price per share, multiplied by the number of shares with respect to which the SAR is being exercised. Under the Equity Incentive Plan, the exercise price of a SAR must be at least equal to the fair market value of a share of New Nextdoor common stock on the date of grant. SARs may vest based on service or achievement of performance conditions and may not have a term that is longer than ten years from the date of grant.
Restricted stock units (“RSUs”).   RSUs represent the right to receive shares of common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Payment of earned RSUs may be made as soon as practicable after the date determined at the time of grant or on a deferred basis in the discretion of the compensation and people development committee, and may be settled in cash, shares of common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.
Performance awards.   Performance awards granted pursuant to the Equity Incentive Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of New Nextdoor Class A common stock, that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.
Stock bonus awards.   A stock bonus award provides for payment in the form of cash, shares of New Nextdoor Class A common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the compensation and people development committee. The awards may be subject to vesting restrictions based on continued service or performance conditions.
Dividend equivalent rights.   Dividend equivalent rights may be granted at the discretion of the compensation and people development committee and represent the right to receive the value of dividends, if any, paid with respect of the number of shares of New Nextdoor Class A common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and, subject to the discretion of the compensation and people development committee, may be paid when dividend payments are made to stockholders or paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares, or other property, or a combination of thereof as determined by the compensation and people development committee. No dividend equivalent rights will be granted or paid in respect of options or SARs.
Change of control.   The Equity Incentive Plan provides that, in the event of certain corporate transactions (as set forth in the Equity Incentive Plan), including the consummation of a merger or consolidation of New Nextdoor with another corporation, outstanding awards under the Equity Incentive Plan shall be subject to the agreement evidencing the corporate transaction, which need not treat all outstanding awards in an identical manner, and may include one or more of the following actions: (i) the continuation of outstanding awards; (ii) the assumption of outstanding awards by the successor or acquiring entity or its parent; (iii) the substitution of outstanding awards by the successor or acquiring entity or its parent with equivalent awards with substantially the same terms; (iv) the full or partial acceleration of exercisability, vesting, or lapse of forfeiture conditions including any right of New Nextdoor to repurchase shares, and accelerated expiration of the award; or (v) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the Equity Incentive Plan, which may be deferred until the date or dates the award would have become exercisable or vested. Notwithstanding the foregoing, upon a corporate transaction, the vesting of all awards granted to New Nextdoor’s non-employee directors will accelerate and such awards will become exercisable (to the extent applicable) in full prior to the consummation of a corporate transaction at such times and on such conditions as the compensation and people development committee determines.
Adjustment.   In the event of a change in the number or class of outstanding shares of common stock by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in New Nextdoor’s capital structure, without consideration, appropriate proportional adjustments will be made to (i) the number and class of shares reserved for issuance under the Equity Incentive Plan and the incentive stock option limit; (ii) the exercise prices of outstanding stock options and SARs; and (iii) the number and class of shares subject to outstanding awards.
Clawback; transferability.   All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the New Nextdoor Board, to the extent set forth in such policy or applicable agreement, or as required by law. Except in limited circumstances, awards granted under the Equity Incentive Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.
Amendment and termination; Exchange Program.   The New Nextdoor Board may amend or terminate the Equity Incentive Plan at any time, subject to stockholder approval as may be required. The Equity Incentive Plan will automatically terminate ten years from the date the KVSB Board adopts the Plan, unless it is terminated earlier by the New Nextdoor Board. No termination or amendment of the Equity Incentive Plan may materially adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable law. Subject to the foregoing, the compensation and people development committee may at any time increase or decrease the exercise price applicable to outstanding options or SARs or pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards.
Form S-8
Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the New Nextdoor Class A common stock issuable under the Equity Incentive Plan.
Certain United States Federal Income Tax Consequences
The following is a general summary under current law of certain U.S. federal income tax consequences related to awards and certain transactions under the Equity Incentive Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the Equity Incentive Plan, nor does it describe state, local or foreign income tax consequences, federal employment tax consequences or any other tax consequences. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
Incentive Stock Options.   No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of New Nextdoor Class A common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) New Nextdoor will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.
If shares of New Nextdoor Class A common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of New Nextdoor Class A common stock at exercise (or, if less, the amount realized on a sale of such shares of New Nextdoor Class A common stock) over the option exercise price thereof, and (ii) New Nextdoor will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of New Nextdoor Class A common stock.
If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.
Non-Qualified Options.   No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of New Nextdoor Class A common stock on the date of exercise, and New Nextdoor receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as long-term capital gain or loss if the shares of New Nextdoor Class A common stock have been held for more than one year and short-term capital gain or loss if the shares of New Nextdoor Class A common stock have been held for one year or less. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of New Nextdoor Class A common stock.
Other Awards.   The current federal income tax consequences of other awards authorized under the Equity Incentive Plan generally follow certain basic patterns: (i) stock appreciation rights are taxed and deductible in substantially the same manner as non-qualified options; (ii) nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through an effective Section 83(b) election); and (iii) restricted stock units, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. New Nextdoor or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.
Parachute Payments.   The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a corporate transaction) or the grant or payment of awards in connection with a change in control, may cause all or a portion of the payments with respect to such accelerated, granted or paid awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments would be non-deductible to

New Nextdoor, in whole or in part, and would subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable)
Section 409A of the Code.   Certain types of awards under the Equity Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the Equity Incentive Plan and awards granted under the Equity Incentive Plan are intended to be structured and interpreted in a manner to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the Equity Incentive Plan administrator, the Equity Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.
YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION.
New Equity Incentive Plan Benefits
No awards have been previously granted under the Equity Incentive Plan and no awards have been granted that are contingent on stockholder approval of the Equity Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the Equity Incentive Plan are subject to the discretion of the administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.
Vote Required for Approval
The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the special meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the stockholders will be considered non-discretionary, or count as a vote cast at the special meeting.
Recommendation of KVSB’s Board of Directors
THE KVSB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE KVSB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ESPP PROPOSAL
Overview
The Employee Stock Purchase Plan Proposal — to consider and vote upon a proposal to approve and adopt by ordinary resolution the Nextdoor Holdings, Inc. Employee Stock Purchase Plan, which is referred to herein as the “ESPP,” a copy of which is attached to this proxy statement/prospectus as Annex I (such proposal, the “Employee Stock Purchase Plan Proposal”).
On July 5, 2021, the KVSB Board adopted, subject to the approval of our stockholders, the ESPP. We believe that the adoption of the ESPP will benefit us by providing employees with an opportunity to acquire shares of New Nextdoor Class A common stock and will enable us to attract, retain and motivate valued employees.
A total of 8,901,159 shares of New Nextdoor Class A common stock will be reserved for issuance under the ESPP. As of September 29, 2021, the closing price on Nasdaq of a share of KVSB Class A common stock was $10.13. Based upon a price per share of $10.13, the maximum aggregate market value of the New Nextdoor Class A common stock that could potentially be issued under the ESPP at Closing is $90,168,744.26.
Summary of the Material Provisions of the ESPP
The following description of certain provisions of the ESPP is intended to be a summary only. The summary is qualified in its entirety by the full text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex H. The ESPP includes two components: a Section 423 Component and a Non-Section 423 Component. It is our intention that the Section 423 Component qualify as an “employee stock purchase plan” under Section 423 of the Code. The Non-Section 423 Component that is not intended to meet the requirements of Section 423 of the Code.
Share reserve.   An aggregate of 8,901,159 shares of New Nextdoor Class A common stock will be reserved and available for sale under the ESPP. The aggregate number of shares reserved for sale under the ESPP will increase automatically on January 1 of each of 2022 through 2031 by a number of shares equal to the lesser of one percent (1%) of the total number of outstanding shares of New Nextdoor Class A common stock and New Nextdoor Class B common stock (on an as-converted to common stock basis) as of the immediately preceding December 31 or a number of shares as may be determined by the New Nextdoor Board or the compensation and people development committee. The aggregate number of shares issued over the term of the ESPP, subject to adjustments for stock-splits, recapitalizations or similar events, may not exceed 89,011,590 shares.
Administration.   The compensation and people development committee will administer the ESPP subject to the terms and conditions of the ESPP. Among other things, the compensation and people development committee will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the ESPP, designate participating corporations and determining which such corporations will participate in the Section 423 Component or Non-Section 423 Component, and construe, interpret and apply the terms of the ESPP.
Eligibility.   Employees eligible to participate in any offering pursuant to the ESPP generally include any employee who is employed by New Nextdoor at the beginning of the applicable offering period. However, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of New Nextdoor capital stock, or the capital stock of one of New Nextdoor’s qualifying subsidiaries in the future, or who will own such amount as a result of participation in the ESPP, will not be eligible to participate in the ESPP. The compensation and people development committee may impose additional restrictions on eligibility from time to time. Following the Closing, New Nextdoor is expected to have approximately 590 employees who will be eligible to participate in the ESPP.
Offering Periods; Enrollment.   Under the ESPP, eligible employees will be offered the option to purchase shares of New Nextdoor Class A common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months and each offering period will be determined by the compensation and people development committee. New participants may enroll by submitting an enrollment form prior to the start of an offering period. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon a termination of employment for any reason, and an employee may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods.
Offerings; Contributions.   Under the ESPP, eligible employees will be offered the option to purchase shares of New Nextdoor Class A common stock at a discount over a series of offering periods by accumulating funds through payroll deductions, unless the compensation and people development committee determines that contributions may be made in another form, of between 1% and 15% of the employee’s compensation. The purchase price for shares of New Nextdoor Class A common stock purchased under the ESPP will be 85% of the lesser of the fair market value of New Nextdoor Class A common stock on (i) the first business day of the applicable offering period and (ii) the date of purchase. However, no participant may purchase more than 2,500 shares on any one purchase date. The compensation and people development committee, in its discretion, may set a lower maximum amount of shares which may be purchased. In addition, no participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all of New Nextdoor’s employee stock purchase plans that are also in effect in the same calendar year, that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding.
Subject to certain limitations, the number of shares of New Nextdoor Class A common stock a participant purchases in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during the offering period by the purchase price. In general, if an employee ceases to be a participant in the ESPP, the employee’s option to purchase shares of New Nextdoor Class A common stock under the ESPP will be automatically terminated, and the amount of the employee’s accumulated payroll deductions or other contributions will be refunded without interest.
Adjustments upon recapitalization.   If the number or class of outstanding shares of New Nextdoor Class A common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the compensation and people development committee will proportionately adjust the number and class of New Nextdoor Class A common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase under the ESPP, as well as the maximum number of shares which may be issued to any one participant under the ESPP.
Change of control.   If we experience a corporate transaction (as defined in the ESPP), any offering period that commenced prior to the closing of the proposed corporate transaction will be shortened and terminated on a new purchase date. The new purchase date will be on or prior to the closing of the proposed corporate transaction, and the ESPP will then terminate on the closing of the corporate transaction.
Transferability.   No participant may assign, transfer, pledge, or otherwise dispose of payroll deductions credited to his or her account or of any rights with regard to an election to purchase shares pursuant to the ESPP, other than by will or the laws of descent or distribution.
Amendment; termination.   The compensation and people development committee may amend, suspend, or terminate the ESPP at any time without stockholder consent, except as required by law. The ESPP will continue until the earlier to occur of (i) termination of the ESPP by the board of directors, (ii) issuance of all of the shares of New Nextdoor Class A common stock reserved for issuance under the ESPP, or (iii) the tenth anniversary of the effective date of the ESPP.
New Plan Benefits
Since participation in the ESPP is voluntary and benefits under the ESPP depend on contribution elections and the fair market value of the shares of New Nextdoor Class A common stock on various future dates, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the ESPP in the future are not determinable and no awards have been granted that are contingent on stockholder approval of the ESPP.

Certain Material U.S. Federal Income Tax Consequences
Certain U.S. federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following is only a summary of the effect of the United States income tax laws, regulations, rulings and decisions now in effect upon an employee and us with respect to an employee’s participation in the ESPP. This summary does not purport to be a complete description of all U.S. federal tax implications of participation in the ESPP, nor does it discuss the income or other tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax or any employment, estate and gift tax considerations, due to the fact that such considerations may vary depending on individual circumstances and from locality to locality.
Section 423 Component. The Section 423 Component of the ESPP is intended to qualify under the provisions of Section 423 of the Code. A participant in the Section 423 Component of the ESPP generally recognizes no taxable income either as a result of participation in the ESPP or upon exercise of an option to purchase shares of New Nextdoor Class A common stock under the terms of the ESPP. Upon a sale or disposition of the shares purchased under the ESPP, a participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them.
If a participant disposes of shares purchased upon exercise of an option granted under the Section 423 Component of the ESPP within two years from the first day of the applicable offering period or within one year from the purchase date, which we refer to as a “disqualifying disposition,” the participant will generally recognize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price, and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the participant. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. The deductibility of capital losses is subject to limitations. A capital gain or loss will generally be long-term if the participant’s holding period is more than one year, or short-term if the participant’s holding period is one year or less. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. If the shares are sold or otherwise disposed of in a disqualifying disposition but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant will be able to report a capital loss equal to the difference between the sale price of the shares and the fair market value of the shares on the date of purchase.
If the participant disposes of shares purchased upon exercise of an option granted under the Section 423 Component of the ESPP at least two years after the first day of the applicable offering period and at least one year after the purchase date, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income in the year of disposition equal to the lesser of: (1) the excess of the fair market value of the shares at the time the option was granted over the amount paid and (2) the excess of the amount actually received for the New Nextdoor Class A common stock over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be treated as long-term capital gain. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. If the fair market value of the shares on the date of disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. The deductibility of capital losses is subject to limitations.
We are generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, we are not allowed a deduction.
Non-Section 423 Component. The Non-Section 423 Component of the ESPP is not intended to comply with Section 423 of the Code. If subject to U.S. tax, a participant in the Non-Section 423 Component of the ESPP generally recognizes income in the same manner in which such participant would recognize income upon the grant and exercise of a non-qualified stock option. No income is generally realized by the optionee at the time a non-qualified option is granted, nor will we be entitled to any deduction at that time. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of New Valo common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held.
We will generally be entitled to a tax deduction at the time of exercise in an amount equal to the amount of ordinary income recognized by the participant at such time.
YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION.
Vote Required for Approval
The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the special meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the stockholders will be considered non-discretionary, or count as a vote cast at the special meeting.
Recommendation of KVSB’s Board of Directors
THE KVSB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE KVSB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL
The Adjournment Proposal allows the KVSB Board to submit a proposal to approve the adjournment of the KVSB special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and KVSB New Nextdoor and their respective stockholders to make purchases of KVSB Class A common stock and KVSB Class B common stock or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the special meeting. See “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination.”
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented to the special meeting and is not approved by the stockholders, the KVSB Board may not be able to adjourn the special meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.
Vote Required for Approval
The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KVSB Class A common stock and KVSB Class B common stock represented in person or by proxy and entitled to vote thereon, voting together as a single class. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the special meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the stockholders will be considered non-discretionary, or count as a vote cast at the special meeting.
The Adjournment Proposal is not conditioned upon any other proposal.
Recommendation of the KVSB Board of Directors
THE KVSB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT KVSB STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of KVSB’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KVSB and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KVSB’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of KVSB’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion does not purport to be a complete analysis or discussion of all potential tax effects relevant to the Business Combination. Stockholders are advised to consult with their own personal tax advisors concerning the specific U.S. federal, state, local, and non-U.S. income and other tax consequences of the Business Combination and related transactions applicable to them.
Material U.S. Federal Income Tax Consequences of the Redemption of KVSB Public Stockholders
The following is a discussion of certain material U.S. federal income tax consequences for holders of shares of KVSB Class A common stock that elect to have their KVSB Class A common stock redeemed for cash if the Business Combination is completed. This discussion applies only to KVSB Class A common stock that is held as a capital asset for U.S. federal income tax purposes. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to holders of shares of KVSB Class A common stock in light of each holder’s particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if such a holder is subject to special rules that apply to certain types of investors, including but not limited to:
•financial institutions or financial services entities;
•broker-dealers;
•governments or agencies or instrumentalities thereof;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•individual retirement or other tax-deferred accounts;
•persons owning (actually or constructively) 5% or more of our voting shares;
•insurance companies;
•dealers or traders subject to a mark-to-market method of accounting with respect to their KVSB Class A common stock;
•persons holding KVSB Class A common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated transaction or similar transaction;
•persons owning (actually or constructively) any Nextdoor securities;
•U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes and any beneficial owners of such entities;
•controlled foreign corporations;
•passive foreign investment companies;
•a person required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;
•the Sponsors and persons related to the Sponsors;
•persons holding founder shares or forward-purchase shares; and

•tax-exempt entities.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds KVSB Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding KVSB Class A common stock and partners in such partnerships should consult their own tax advisors about the consequences of the matters discussed below.
This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. Holders of shares of KVSB Class A common stock are urged to consult their tax advisor with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
U.S. Holders
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of KVSB Class A common stock who or that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under the Treasury regulations to be treated as a United States person.
In the event that a U.S. holder’s KVSB Class A common stock is redeemed pursuant to the redemption provisions described in this proxy statement/prospectus above, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such holder’s KVSB Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of KVSB Class A common stock, the U.S. holder will be treated as described under “U.S. Holders — Taxation of Redemption Treated as a Sale of KVSB Class A Common Stock” below. If the redemption does not qualify as a sale of KVSB Class A common stock, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below under “U.S. Holders — Taxation of Redemption Treated as a Distribution.” Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the U.S. holder relative to all of our shares outstanding both before and after the redemption. The redemption of KVSB Class A common stock generally will be treated as a sale of KVSB Class A common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of our stock that are constructively owned by it. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of its KVSB Class A common stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the U.S. holder are redeemed or (ii) all of the shares of our stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other shares of our stock. The redemption of KVSB Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” The application of these tests generally also takes into account related transactions that occur contemporaneously with the redemption, including any contemporaneous purchases of common stock by the relevant holder (or persons whose ownership is attributed to such holder) and issuances of common stock (including pursuant to the Forward Purchase and PIPE Investment). A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “U.S. Holders — Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed KVSB Class A common stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, if it has none, possibly to the U.S. holder’s adjusted tax basis in other stock constructively owned by it.
U.S. Holders—Taxation of Redemption Treated as a Sale of KVSB Class A Common Stock
If the redemption of a U.S. holder’s shares of KVSB Class A common stock is treated as a sale, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the KVSB Class A common stock treated as sold. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the KVSB Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the KVSB Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period for the KVSB Class A common stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) the U.S. holder’s adjusted tax basis in its KVSB Class A common stock so redeemed. A U.S. holder’s adjusted tax basis in its KVSB Class A common stock generally will equal the U.S. holder’s acquisition cost. Gain or loss is calculated separately with respect to each block of stock. A block of stock is stock of the same class acquired for the same price on the same day.
U.S. Holders—Taxation of Redemption Treated as a Distribution
If the redemption of a U.S. holder’s shares of KVSB Class A common stock is treated as a distribution, such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its KVSB Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of KVSB Class A common stock and will be treated as described under “U.S. Holders — Taxation of Redemption Treated as a Sale of KVSB Class A Common Stock” above. Dividends received by a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the KVSB Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.
Information Reporting and Backup Withholding.
In general, information reporting requirements may apply to the proceeds of the redemption of the KVSB Class A common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder” with respect to KVSB Class A common stock. As used herein, the term “Non-U.S. holder” means a beneficial owner of KVSB Class A common stock who or that is for U.S. federal income tax purposes:
•a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);
•a corporation (or other entity taxable as a corporation) that is not organized in or under the laws of the United States, any state thereof or the District of Columbia; or
•an estate or trust that is not a U.S. holder;
but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the KVSB Class A common stock. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of redeeming your KVSB Class A common stock.
The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s KVSB Class A common stock pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “Special Meeting of KVSB — Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s KVSB Class A common stock, as described under “U.S. Holders” above, and the consequences of the redemption to the Non-U.S. holder will be as described below under “Non-U.S. Holders — Taxation of Redemption Treated as a Sale of KVSB Class A Common Stock” and “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution,” as applicable. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-

U.S. holder’s KVSB Class A common stock, the withholding agent might treat the redemption as a distribution subject to withholding tax, as discussed further below.
Non-U.S. Holders—Taxation of Redemption Treated as a Sale of KVSB Class A Common Stock
If KVSB’s redemption of a Non-U.S. holder’s shares of KVSB Class A common stock is treated as a sale, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with such redemption, unless:
•the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or
•we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held the KVSB Class A common stock, and, in the case where shares of KVSB Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of the KVSB Class A common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of KVSB Class A common stock. There can be no assurance that the KVSB Class A common stock will be treated as regularly traded on an established securities market for this purpose.
Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower applicable treaty rate).
If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with a redemption treated as a sale of KVSB Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. We do not believe we currently are or have been at any time since our formation a U.S. real property holding corporation and we do not expect to be a U.S. real property holding corporation immediately after the business combination is completed. However, such determination is factual in nature, and no assurance can be provided that we will not be treated as a U.S. real property holding corporation in a future period.
Non-U.S. Holders—Taxation of Redemption Treated as a Distribution
If the redemption of a Non-U.S. holder’s shares of KVSB Class A common stock is treated as a distribution, such a distribution, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, the gross amount of the dividend will be subject to withholding tax at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of KVSB Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of KVSB Class A common stock, which will be treated as described under “Non-U.S. Holders — Taxation of Redemption Treated as a Sale of KVSB Class A Common Stock” above.
The withholding tax generally does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).
Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale or a corporate distribution, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s KVSB Class A common stock, unless (i) the applicable withholding agent has established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. If an applicable withholding agent withholds excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
Information Reporting and Backup Withholding
Information returns will be filed with the IRS in connection with the proceeds from a redemption of KVSB Class A common stock. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act Withholding Taxes
Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), impose withholding of 30% on payments of dividends on the KVSB Class A common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified by the delivery of a properly completed IRS Form W-8BEN-E). The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition proceeds from the KVSB Class A common stock. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Prospective investors should consult their tax advisors regarding the effects of FATCA on the redemption of their KVSB Class A common stock.
THE INFORMATION PROVIDED ABOVE IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the Merger
The following is a discussion of certain material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Nextdoor common stock whose shares are converted into the right to receive the Aggregate Merger Consideration. This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein.
This discussion addresses only U.S. Holders who hold shares of Nextdoor common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and exchange such shares pursuant to the Merger (and does not address holders who exercise dissenter’s or appraisal rights under Delaware Law). This discussion is based upon the assumption that the Merger will be completed in accordance with the Business Combination Agreement and as described in this proxy statement/prospectus. Holders of Nextdoor common stock that are not U.S. Holders should consult their tax advisors as to the tax consequences of the Merger. Moreover, this discussion does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or foreign income or non-income tax consequences. In addition, this discussion is a summary only and does not describe all of the tax consequences that may be relevant to holders of Nextdoor common stock in light of their particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if such holders of Nextdoor common stock are subject to special rules that apply to certain types of investors, including but not limited to:
•financial institutions or financial services entities;
•broker-dealers;
•governments or agencies or instrumentalities thereof;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•individual retirement or other tax-deferred accounts;
•persons owning (actually or constructively) 5% or more of Nextdoor common stock (by vote or value);
•persons whose stock in Nextdoor constitutes “qualified small business stock” within the meaning of Sections 1202 and/or 1045 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);
•insurance companies;
•dealers or traders subject to a mark-to-market method of accounting with respect to their Nextdoor common stock;
•persons holding Nextdoor common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated transaction or similar transaction;
•persons owning (actually or constructively) any Nextdoor securities;
•U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes and any beneficial owners of such entities;
•controlled foreign corporations;

•passive foreign investment companies;
•a person required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement; and
•tax-exempt entities.
If a holder of Nextdoor common stock is a partner in a partnership (or member in a pass-through entity or other arrangement treated as a partnership) for U.S. federal income tax purposes, the U.S. federal income tax treatment of the Merger to such holder will generally depend on that holder’s status and the activities of the partnership (or other pass-through entity). Partners in partnerships (and members in other pass-through entities) should consult their own tax advisors about the consequences of the Merger to them.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Nextdoor common stock who or that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under the Treasury regulations to be treated as a United States person.
Characterization of the Merger
The parties to the Merger Agreement intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. The parties agree to report the Merger as a tax-free reorganization for all tax purposes, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. Based on factual representations contained in letters provided by Nextdoor and KVSB, and on certain customary factual assumptions, all of which representations and assumptions must continue to be true and accurate as of the effective time of the Merger, in the opinion of Fenwick & West LLP, counsel to Nextdoor, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, this opinion is not binding on the IRS. No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the Business Combination. It is not a condition to the completion of the Merger that any party to the Merger Agreement receive an opinion of counsel to the effect that the Merger will so qualify. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. Holders of Nextdoor common stock should consult with their tax advisors regarding the tax consequences of the Merger and the requirements that must be satisfied in order for the Merger to qualify as a “reorganization” under Section 368(a) of the Code, with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
U.S. Federal Income Tax Consequences for U.S. Holders
Assuming that the Merger qualifies as a “reorganization” under the provisions of section 368(a) of the Code, the following tax consequences generally will result to U.S. Holders who exchange stock of Nextdoor for New Nextdoor Class B common stock:
U.S. Holders receiving New Nextdoor Class B common stock in exchange for common stock of Nextdoor will recognize neither gain nor loss. The aggregate tax basis of the New Nextdoor Class B common stock received by a

U.S. Holder in the Merger generally will be the same as the aggregate tax basis of common stock of Nextdoor surrendered in exchange therefor. The holding period of New Nextdoor Class B common stock received by a U.S. Holder in the Merger will include the holding period of the common stock of Nextdoor surrendered therefor by the U.S. Holder in the Merger.
Tax Reporting for Significant Holders
Assuming that the Merger qualifies as a reorganization described above, each holder of Nextdoor stock who is required to file a U.S. federal income tax return and who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder’s basis in the common stock of Nextdoor surrendered and the fair market value of the New Nextdoor Class B common stock received in the Merger. A “significant holder” is a holder of common stock of Nextdoor who, immediately before the Merger, owned at least 1% (by vote or value) of the outstanding stock of Nextdoor or securities of Nextdoor with a tax basis of at least $1 million.
Consequences if the Merger Does Not Qualify as a Reorganization under Section 368(a) of the Code
If the Merger were not to qualify as a reorganization, the Merger will be a taxable sale of the holders’ common stock of Nextdoor. U.S. Holders will recognize gain or loss equal to the difference between the fair market value of the New Nextdoor Class B common stock received and their basis in the common stock of Nextdoor exchanged therefor. Such capital gain or loss will be long-term if the U.S. Holder has held the common stock of Nextdoor for more than one year as of the Closing Date, and will be short-term if the common stock of Nextdoor has been held for one year or less. The amount and character of any such gain will be determined separately with respect to each block of stock owned by such U.S. Holder. For purposes of the foregoing, a block of stock is shares of a particular class acquired on the same day and at the same price. The tax basis of the New Nextdoor Class B common stock received by a U.S. Holder in the Merger generally will be the aggregate value of the common stock of Nextdoor exchanged therefor. The holding period of New Nextdoor Class B common stock received by a U.S. Holder in the Merger will begin when such shares are received.
Whether or not the Merger qualifies as a reorganization, Nextdoor will not recognize corporate-level gain or loss as a result of the Merger.
HOLDERS OF COMMON STOCK OF NEXTDOOR ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER AND RELATED TRANSACTIONS BASED ON THEIR OWN CIRCUMSTANCES, INCLUDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to “New Nextdoor” refer to KVSB and its wholly owned subsidiaries after giving effect to the Transactions.
The unaudited pro forma condensed combined financial information of New Nextdoor has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (“Article 11 of Regulation S-X”) and presents the combination of the historical financial information of KVSB and Nextdoor adjusted to give effect to the Transactions and the other related events contemplated by the Merger Agreement.
The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical audited balance sheet of KVSB as of June 30, 2021 with the historical unaudited consolidated balance sheet of Nextdoor as of June 30, 2021 on a pro forma basis as if the Transactions and the other related events, summarized below, had been consummated on June 30, 2021.
The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the historical audited statement of operations of KVSB from January 29, 2021 (date of inception) to June 30, 2021 and the historical unaudited consolidated statement of operations of Nextdoor for the six months ended June 30, 2021 on a pro forma basis as if the Transactions and the other related events, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented. The date of inception for KVSB was January 29, 2021, therefore the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents only the historical audited consolidated statement of operations of Nextdoor for the year ended December 31, 2020 on a pro forma basis as if the Transactions and the other related events, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:
•the historical audited financial statements of KVSB as of June 30, 2021 and for the period from January 29, 2021 (date of inception) to June 30, 2021;
•the historical unaudited consolidated financial statements of Nextdoor as of and for the six months ended June 30, 2021 and the historical audited consolidated financial statements of Nextdoor as of and for the year ended December 31, 2020; and
•other information relating to KVSB and Nextdoor included in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under the section entitled “BCA Proposal.”
The unaudited pro forma condensed combined financial information should also be read together with the section entitled “KSVB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.
Description of the Transactions
Pursuant to the Merger Agreement, Merger Sub will merge with and into Nextdoor, with Nextdoor surviving the Transactions. Nextdoor will become a wholly-owned subsidiary of KVSB and KVSB will immediately be renamed Nextdoor Holdings, Inc. Upon the consummation of the Transactions, all holders of 97,650,277 issued and outstanding shares of Nextdoor common stock (after giving effect to the conversion of all Nextdoor preferred stock) will receive shares of New Nextdoor Class B common stock at a deemed value of $10.00 per share after giving effect to the Exchange Ratio resulting in an estimated 303,175,793 shares of New Nextdoor Class B common stock to be immediately issued and outstanding as of the Closing, all holders of issued and outstanding Nextdoor Equity Awards will receive New Nextdoor Awards covering an estimated 61,357,864 shares of New Nextdoor Class B common stock after giving effect to the estimated Exchange Ratio, and holders of each entitlement to receive Nextdoor common stock pursuant to the Pixel Labs Merger Agreement will automatically be converted into the right to receive an estimated 180,492 shares of New Nextdoor Class B common stock after giving effect to the estimated

Exchange Ratio, based on the following events contemplated by the Merger Agreement and based on Nextdoor’s capitalization as of September 26, 2021:
•the conversion of all 61,331,815 issued and outstanding shares of Nextdoor preferred stock into 61,331,815 shares of Nextdoor common stock at the then-effective conversion rate as calculated pursuant to Nextdoor’s articles of incorporation;
•the conversion of all 97,650,277 issued and outstanding shares of Nextdoor common stock (including Nextdoor common stock resulting from the conversion of the Nextdoor preferred stock) into 303,175,793 shares of New Nextdoor Class B common stock as adjusted by the Exchange Ratio;
•the conversion of all 19,553,931 granted and outstanding unexercised Nextdoor Options into 60,708,609 New Nextdoor Options exercisable for shares of New Nextdoor Class B common stock with the same terms and vesting conditions except for the number of shares exercisable and the exercise price, each of which was adjusted by the Exchange Ratio;
•the conversion of all 209,130 granted and outstanding unvested Nextdoor RSUs into 649,255 New Nextdoor RSUs for shares of New Nextdoor Class B common stock with the same terms and vesting conditions except for the number of shares, which was adjusted by the Exchange Ratio; and
•the conversion of the entitlement to receive 58,135 shares of Nextdoor common stock pursuant to the Pixel Labs Merger Agreement into the right to receive 180,492 shares of New Nextdoor Class B common stock, which was adjusted by the Exchange Ratio.
The determination of the 303,175,793 shares of New Nextdoor Class B common stock to be immediately issued and outstanding as of the Closing and the New Nextdoor Awards covering an estimated 61,357,864 shares reserved for the potential future issuance of New Nextdoor Class B common stock is summarized below:

	Nextdoor Stock Outstanding as of June 30, 2021	Additional Nextdoor Stock Issued After June 30, 2021(1)	Conversion of Nextdoor Preferred Stock into Common Stock	Nextdoor Stock Outstanding Prior to Closing	New Nextdoor Stock Held by Nextdoor Stockholders Post Closing(2)
COMMON STOCK
Common Stock	35,473,478	844,984	61,331,815	97,650,277	303,175,793
PREFERRED STOCK
Series A Preferred Stock	10,100,000	—	(10,100,000)	—	—
Series B Preferred Stock	11,476,446	—	(11,476,446)	—	—
Series C Preferred Stock	7,274,066	—	(7,274,066)	—	—
Series D Preferred Stock	6,795,019	—	(6,795,019)	—	—
Series E Preferred Stock	6,784,477	—	(6,784,477)	—	—
Series F Preferred Stock	7,604,539	—	(7,604,539)	—	—
Series G Preferred Stock	2,958,006	—	(2,958,006)	—	—
Series H Preferred Stock	8,339,262	—	(8,339,262)	—	—
Total Common and Preferred Stock	96,805,293	844,984	—	97,650,277	303,175,793
Nextdoor Options	19,525,014	28,917	—	19,553,931	60,708,609
Nextdoor RSUs	—	209,130	—	209,130	649,255
Total Nextdoor Awards	19,525,014	238,047	—	19,763,061	61,357,864
Total Nextdoor Stock and Awards(3)	116,330,307	1,083,031	—	117,413,338	364,533,657
__________________
(1)Reflects the capitalization activity of Nextdoor subsequent to the latest balance sheet date through September 26, 2021.
(2)Per the terms of the Merger Agreement, no fractional shares of New Nextdoor Class B common stock will be issued. Each holder of Nextdoor stock entitled to a fraction of a share of New Nextdoor Class B common stock will have its fractional share rounded down to the nearest whole share. Each holder of a Nextdoor Award entitled to a New Nextdoor Award underlying a fraction of a share of New Nextdoor Class B common stock will have its fractional award rounded down to the nearest whole share.
(3)Excludes the conversion of the entitlement to receive 58,135 shares of Nextdoor common stock pursuant to the Pixel Labs Merger Agreement into the right to receive 180,492 shares of New Nextdoor Class B common stock, which was adjusted by the Exchange Ratio.

The pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
Other Related Events in Connection with the Transactions
Other related events that are contemplated to occur in connection with the Transactions are summarized below:
•the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur immediately prior to the Effective Time and the closing of the PIPE Investment;
•the sale and issuance of 27,000,000 shares of New Nextdoor Class A common stock to PIPE Investors, which includes 750,000 shares of New Nextdoor Class A common stock to the Sponsor Related PIPE Investors and 4,500,000 shares of New Nextdoor Class A common stock to the Nextdoor PIPE Investors, including 500,000 shares of New Nextdoor Class A common stock to Nextdoor’s Chief Executive Officer and President, at a purchase price of $10.00 per share pursuant to the PIPE Investment; and
•the satisfaction of the performance-based vesting condition upon the Closing of the Transactions for a stock option to purchase 743,184 shares of Nextdoor common stock granted to Nextdoor's Chief Executive Officer and President in March 2021, which results in stock-based compensation expense of $8.5 million. The option will vest in a single installment upon the Closing subject to her continuous employment through such date.
Expected Accounting Treatment of the Transactions
We expect the Transactions to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, KVSB is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Transactions are expected to be reflected as the equivalent of Nextdoor issuing stock for the net assets of KVSB, accompanied by a recapitalization. The net assets of KVSB will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Nextdoor.
Nextdoor has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:
•Nextdoor stockholders will have a relative majority of the voting power of New Nextdoor;
•The board of directors of New Nextdoor will have ten members, and Nextdoor stockholders will have the ability to nominate a majority of the members of the board of directors;
•Nextdoor’s senior management will comprise the senior management roles of New Nextdoor and be responsible for the day-to-day operations;
•New Nextdoor will assume the Nextdoor Holdings, Inc. name and corporate headquarters; and
•The intended strategy and operations of New Nextdoor will continue Nextdoor’s current strategy and operations to leverage technology to connect millions of neighbors online and in real life to build stronger, more vibrant, and resilient neighborhoods.
Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information in accordance with GAAP necessary for an illustrative understanding of New Nextdoor upon consummation of the Transactions. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.
The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings, or cost savings. Any cash proceeds remaining after the consummation of the Transactions and the other related events contemplated by the Merger Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New Nextdoor following the completion of the Transactions. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. KVSB and Nextdoor have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined financial information contained herein assumes that the KVSB stockholders approve the Transactions. Pursuant to the current certificate of incorporation, KVSB’s public stockholders may elect to redeem their public shares for cash even if they approve the Transactions. KVSB cannot predict how many of its public stockholders will exercise their right to redeem their public shares of KVSB Class A common stock for cash. The unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios after giving effect to the Transactions and the other related events, as follows:
•Assuming No Redemptions: this scenario assumes that no public stockholders of KVSB exercise their redemption rights with respect to their public shares of KVSB’s Class A common stock for a pro rata portion of the funds in the trust account; and
•Assuming Maximum Redemptions: this scenario assumes 24,832,599 public shares of KVSB’s Class A common stock are redeemed for an aggregate payment of $248.3 million, which is derived from the number of shares that could be redeemed in connection with the Transactions at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of June 30, 2021 and still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million, after giving effect to the (i) proceeds from the PIPE Investment, (ii) payment of the estimated transaction costs incurred in connection with the Transactions of $48.0 million, including deferred underwriting commissions and unpaid offering costs from KVSB’s initial public offering, and (iii) proceeds of $10.0 million from the Sponsor Forward Purchase Agreement.
The following summarizes the pro forma New Nextdoor common stock issued and outstanding immediately after the Transactions, based on Nextdoor’s capitalization as of September 26, 2021, presented under the two assumed redemption scenarios:

	Share Ownership in New Nextdoor
	Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)(5)
	Class A	Class B(2)			Class A		Class B(2)
	Number of Shares	Number of Shares	% Ownership	% Voting	Number of Shares		Number of Shares	% Ownership	% Voting
Nextdoor stockholders(1)	—	303,175,793	79.1%	97.4%	—		303,175,793	84.3%	98.2%
KVSB Sponsor and related parties(6)	11,541,291	—	3.0%	0.4%	12,541,291	(4)	—	3.5%	0.4%
KVSB public stockholders	41,634,412	—	10.9%	1.3%	16,801,813		—	4.7%	0.5%
PIPE Investors(3)	27,000,000	—	7.0%	0.9%	27,000,000		—	7.5%	0.9%
Total	80,175,703	303,175,793	100.0%	100.0%	56,343,104		303,175,793	100.0%	100.0%
__________________
(1)Excludes an estimated 61,357,864 shares of New Nextdoor Class B common stock (or 47,056,643 shares of New Nextdoor Class B common stock assuming that all Nextdoor Awards are net settled at a deemed value of $10.00 per share and a weighted-average exercise price for the New Nextdoor Options of $2.36 per share after giving effect to the Exchange Ratio) to be reserved for potential future issuance upon the exercise or settlement of New Nextdoor Options, New Nextdoor Restricted Stock Awards, and New Nextdoor RSUs and excludes an estimated 180,492 shares of New Nextdoor Class B common stock related to certain entitlements pursuant to the Pixel Labs Merger Agreement. Also excludes the PIPE Investment made by the Nextdoor PIPE Investors.
(2)Nextdoor stockholders convert into New Nextdoor Class B common stock with 10:1 voting rights.
(3)Reflects the sale and issuance of 27,000,000 shares of New Nextdoor Class A common stock to PIPE Investors, which includes 750,000 shares of New Nextdoor Class A common stock to the Sponsor Related PIPE Investors and 4,500,000 shares of New Nextdoor Class A common stock to the Nextdoor PIPE Investors, including 500,000 shares of New Nextdoor Class A common stock to Nextdoor's Chief Executive Officer and President, at a purchase price of $10.00 per share pursuant to the PIPE Investment.
(4)Reflects the sale and issuance of 1,000,000 shares of New Nextdoor Class A common stock to the Sponsor at a purchase price of $10.00 per share pursuant to the Forward Purchase Agreement. The Sponsor will only be required to purchase additional shares under the Forward

Purchase Agreement if the Minimum Cash Condition would not otherwise be satisfied and therefore is only reflected in the Maximum Redemptions scenario.
(5)Assumes maximum redemptions of 24,832,599 public shares of KVSB's Class A common stock in connection with the Transactions at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of June 30, 2021 and still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million after giving effect to the proceeds from the PIPE Investment, the payment of the estimated transaction costs, and the proceeds from the Sponsor Forward Purchase Agreement.
(6)Excludes the PIPE Investment made by the Sponsor Related PIPE Investors and includes shares held by members of the board of directors of KVSB. Reflects the conversion of the holdings of KVSB Sponsor and its related parties to New Nextdoor Class A common stock in connection with the Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2021
(in thousands)

			No Redemptions Scenario			Maximum Redemptions Scenario
	Historical KVSB	Historical Nextdoor	Pro Forma Adjustments	Notes	Pro Forma Combined	Additional Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$978	$79,576	$416,350	A	$718,883	$10,000	K	$480,553
			270,000	B		(248,330)	L
			(48,021)	C
Marketable securities	—	33,974			33,974			33,974
Accounts receivable, net	—	21,907			21,907			21,907
Prepaid expenses and other current assets	654	13,531			14,185			14,185
Total current assets	1,632	148,988	638,329		788,949	(238,330)		550,619
Property and equipment, net	—	11,147			11,147			11,147
Operating lease right-of-use assets	—	62,739			62,739			62,739
Intangible assets, net	—	5,850			5,850			5,850
Goodwill	—	1,211			1,211			1,211
Marketable securities held in trust account	416,350	—	(416,350)	A	—			—
Other assets	476	2,230	(2,051)	C	655			655
TOTAL ASSETS	$418,458	$232,165	$219,928		$870,551	$(238,330)		$632,221

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$65	$4,346			$4,411			$4,411
Operating lease liabilities, current	—	6,827			6,827			6,827
Liability for unvested restricted stock	—	7,624			7,624			7,624
Accrued expenses and other current liabilities	—	17,963	(1,603)	C	16,360			16,360
Franchise tax payable	100	—			100			100
Advances from related party	5	—	(5)	C	—			—
Total current liabilities	170	36,760	(1,608)		35,322	—		35,322
Operating lease liabilities, non-current	—	65,278			65,278			65,278
Deferred underwriting fees payable	14,572	—	(14,572)	C	—			—
Class K founder shares derivative liability	16,550	—	(16,550)	M	—			—
Total liabilities	31,292	102,038	(32,730)		100,600	—		100,600

Nextdoor redeemable convertible preferred stock	—	447,166	(447,166)	D	—			—
KVSB Class A common stock subject to possible redemption	416,344	—	(416,344)	F	—			—

			No Redemptions Scenario			Maximum Redemptions Scenario
	Historical KVSB	Historical Nextdoor	Pro Forma Adjustments	Notes	Pro Forma Combined	Additional Pro Forma Adjustments	Notes	Pro Forma Combined
STOCKHOLDERS’ EQUITY (DEFICIT):
KVSB preferred stock	—	—			—			—
Nextdoor common stock	—	3	6	D	—			—
			(9)	E
KVSB Class A common stock	0	—	—	F	—			—
			0	G
KVSB Class B common stock	1	—	(1)	H	—			—
New Nextdoor Class A common stock	—	—	3	B	8	0	K	6
			4	F		(2)	L
			0	G
			1	H
			0	M
New Nextdoor Class B common stock	—	—	30	E	30			30
Additional paid-in capital	—	115,302	269,997	B	1,210,770	10,000	K	972,442
			(33,892)	C		(248,328)	L
			447,160	D
			(21)	E
			416,340	F
			0	H
			(29,179)	I
			8,513	J
			16,550	M
Accumulated other comprehensive loss	—	(691)			(691)			(691)
Accumulated deficit	(29,179)	(431,653)	29,179	I	(440,166)			(440,166)
			(8,513)	J
Total stockholders’ equity (deficit)	(29,178)	(317,039)	1,116,168		769,951	(238,330)		531,621
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY (DEFICIT)	$418,458	$232,165	$219,928		$870,551	$(238,330)		$632,221

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
(in thousands, except per share data)

	For the period from January 29, 2021 (inception) through June 30, 2021	Six Months Ended June 30, 2021	No Redemptions Scenario			Maximum Redemptions Scenario
	Historical KVSB	Historical Nextdoor	Pro Forma Adjustments	Notes	Pro Forma Combined	Additional Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	$—	$80,165	$—		$80,165	$—		$80,165
Costs and expenses:
Cost of revenue	—	12,937	—		12,937	—		12,937
Research and development	—	44,151	—		44,151	—		44,151
Sales and marketing	—	49,250	—		49,250	—		49,250
General and administrative	284	20,288	—		20,572	—		20,572
Formation costs	25	—	—		25	—		25
Franchise tax expense	100	—	—		100	—		100
Total costs and expenses	409	126,626	—		127,035	—		127,035
Loss from operations	(409)	(46,461)	—		(46,870)	—		(46,870)
Interest income	—	65	—		65	—		65
Other income (expense), net	—	(174)	—		(174)	—		(174)
Financing expenses on derivative classified instrument	(36,537)	—	—		(36,537)	—		(36,537)
Gain on marketable securities (net), dividends and interest, held in trust account	6	—	(6)	AA	—	—		—
Change in fair value of derivative liabilities	20,000	—	(20,000)	BB	—	—		—
Loss before income taxes	(16,940)	(46,570)	(20,006)		(83,516)	—		(83,516)
Provision for income taxes	—	69	—		69	—		69
Net loss	$(16,940)	$(46,639)	$(20,006)		$(83,585)	$—		$(83,585)

Net loss per share attributable to common stockholders, basic and diluted		$(1.44)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted		32,366
Basic and diluted net loss per share, Class A common stock subject to possible redemption	$(0.51)
Weighted average shares outstanding of Class A common stock subject to possible redemption, basic and diluted	26,526
Basic and diluted net loss per share, Class A non-redeemable common stock	$(0.60)
Weighted average shares outstanding of Class A non-redeemable common stock, basic and diluted	722
Basic and diluted net loss per common stock, Class B	$(0.60)
Weighted average shares outstanding of Class B non-redeemable common stock, basic and diluted	5,000
Net loss per share attributable to common stockholders, basic and diluted					$(0.22)			$(0.23)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted					383,351			359,519

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except per share data)

			No Redemptions Scenario			Maximum Redemptions Scenario
	Historical KVSB	Historical Nextdoor	Pro Forma Adjustments	Notes	Pro Forma Combined	Additional Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	$—	$123,284	$—		$123,284	$—		$123,284
Costs and expenses:
Cost of revenue	—	21,586	—		21,586	—		21,586
Research and development	—	69,231	—		69,231	—		69,231
Sales and marketing	—	80,325	—		80,325	—		80,325
General and administrative	—	28,793	8,513	CC	37,306	—		37,306
Total costs and expenses	—	199,935	8,513		208,448	—		208,448
Loss from operations	—	(76,651)	(8,513)		(85,164)	—		(85,164)
Interest income	—	727	—		727	—		727
Other income (expense), net	—	817	—		817	—		817
Loss before income taxes	—	(75,107)	(8,513)		(83,620)	—		(83,620)
Provision for income taxes	—	127	—		127	—		127
Net loss	$—	$(75,234)	$(8,513)		$(83,747)	$—		$(83,747)

Net loss per share attributable to common stockholders, basic and diluted		$(2.59)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted		29,040
Net loss per share attributable to common stockholders, basic and diluted					$(0.22)			$(0.23)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted					383,351			359,519

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.Basis of Presentation
The Transactions are expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, KVSB is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Transactions are expected to be reflected as the equivalent of Nextdoor issuing stock for the net assets of KVSB, accompanied by a recapitalization. The net assets of KVSB will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Nextdoor.
The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical audited balance sheet of KVSB as of June 30, 2021 with the historical unaudited consolidated balance sheet of Nextdoor as of June 30, 2021 on a pro forma basis as if the Transactions and the other related events, summarized below, had been consummated on June 30, 2021.
The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the historical audited statement of operations of KVSB from January 29, 2021 (date of inception) to June 30, 2021 and the historical unaudited consolidated statement of operations of Nextdoor for the six months ended June 30, 2021 on a pro forma basis as if the Transactions and the other related events, summarized above, had been consummated on January 1, 2020, the beginning of the earliest period presented. The date of inception for KVSB was January 29, 2021, therefore the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents only the historical audited consolidated statement of operations of Nextdoor for the year ended December 31, 2020 on a pro forma basis as if the Transactions and the other related events, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:
•the historical audited financial statements of KVSB as of June 30, 2021 and for the period from January 29, 2021 (date of inception) to June 30, 2021;
•the historical unaudited consolidated financial statements of Nextdoor as of and for the six months ended June 30, 2021 and the historical audited consolidated financial statements of Nextdoor as of and for the year ended December 31, 2020; and
•other information relating to KVSB and Nextdoor included in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under the section entitled “BCA Proposal.”
The unaudited pro forma condensed combined financial information should also be read together with the section entitled “KSVB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Nextdoor’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.
Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this proxy statement/prospectus. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.
One-time direct incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected on the unaudited pro forma condensed combined balance sheet as a direct reduction to New Nextdoor’s additional paid-in capital and are assumed to be cash settled.

2.Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The maximum redemption scenario takes into consideration the effects of adjustments to the unaudited pro forma condensed combined financial information presented under the no redemptions scenario plus additional adjustments necessary to present the unaudited pro forma condensed combined financial information under the maximum redemptions scenario.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments included on the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:
(A) Reflects the reclassification of $416.4 million of funds held in the trust account to cash and cash equivalents that becomes available for general corporate use by New Nextdoor.
(B) Reflects the gross proceeds of $270.0 million from the sale and issuance of 27,000,000 shares of New Nextdoor Class A common stock to PIPE Investors, which includes 750,000 shares of New Nextdoor Class A common stock to the Sponsor Related PIPE Investors and 4,500,000 shares of New Nextdoor Class A common stock to the Nextdoor PIPE Investors, including 500,000 shares of New Nextdoor Class A common stock to Nextdoor's Chief Executive Officer and President, at a purchase price of $10.00 per share pursuant to the PIPE Investment. Refer to Tickmark (C) for the treatment of the associated direct and incremental transaction costs.
(C) Represents the preliminary estimated direct and incremental transaction costs of $49.1 million expected to be incurred by KVSB and Nextdoor in connection with the Transactions and the PIPE Investment, of which $0.6 million has been paid by KVSB as of June 30, 2021 and includes the deferred underwriting fees of $14.6 million, and includes Nextdoor deferred transaction costs incurred as of June 30, 2021 of $2.1 million, of which $1.6 million was unpaid and recorded in accrued expenses and other current liabilities.
(D) Reflects the conversion of Nextdoor preferred stock into Nextdoor common stock on a one-to-one basis pursuant to the conversion rate immediately prior to the Effective Time.
(E) Represents the issuance of 303,175,793 shares of New Nextdoor Class B common stock to holders of Nextdoor common stock at the Closing pursuant to the Merger Agreement to effect the reverse recapitalization.
(F) Reflects the reclassification of KVSB's Class A common stock subject to possible redemption to permanent equity assuming no redemptions and immediate conversion of 41,634,412 shares of KVSB's Class A common stock into shares of New Nextdoor Class A common stock on a one-to-one basis in connection with the Transactions.
(G) Reflects the conversion of 1,132,688 private placement Sponsor shares of KVSB Class A common stock into shares of New Nextdoor Class A common stock on a one-to-one basis in connection with the Transactions.
(H) Reflects the conversion of all 5,000,000 shares of KVSB's Class B common stock into 7,347,249 shares of New Nextdoor Class A common stock in connection with the Closing.
(I) Reflects the elimination of KVSB's historical accumulated deficit with a corresponding adjustment to additional paid-in capital for New Nextdoor in connection with the reverse recapitalization at the Closing.
(J) Reflects stock-based compensation expense of $8.5 million as of June 30, 2021 related to a stock option to purchase 743,184 shares of Nextdoor common stock granted to Nextdoor's Chief Executive Officer and President, for which the performance-based vesting condition will be satisfied upon the Closing of the Transactions, which is reflected as an increase to additional paid-in capital and accumulated deficit, as further described in Note 10 to the Nextdoor consolidated financial statements included elsewhere in this proxy statement/prospectus. The option will vest in a single installment upon the Closing subject to her continuous employment through such date.
(K) Reflects the gross proceeds of $10.0 million from the sale and issuance of 1,000,000 shares of New Nextdoor Class A common stock to the Sponsor at a purchase price of $10.00 per share pursuant to the Forward Purchase Agreement. The Sponsor will only be required to purchase additional shares under the Forward Purchase

Agreement if the Minimum Cash Condition would not otherwise be satisfied and therefore is only reflected in the Maximum Redemptions scenario.
(L) Represents the cash disbursed under the maximum redemptions scenario to redeem 24,832,599 public shares of KVSB Class A common stock in connection with the Transactions at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of June 30, 2021 and still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million after giving effect to the proceeds from the PIPE Investment, the payment of the estimated transaction costs, and the proceeds from the Sponsor Forward Purchase Agreement.
(M) Reflects the conversion of all 5,000,000 shares of KVSB’s Class K common stock, classified as a derivative liability, into 3,061,354 shares of New Nextdoor Class A common stock in connection with the Closing.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 were as follows:
(AA) Represents the elimination of the gain on marketable securities, dividends, and interest, related to funds held in the KVSB trust account.
(BB) Reflects the elimination of the impact of the change in fair value of the derivative liability as these securities are converted into shares of New Nextdoor Class A common stock in connection with the Closing. The financing expenses related to the derivative classified instrument for KVSB's Class K founder shares incurred at KVSB's inception of $36.5 million have not been eliminated from the unaudited pro forma condensed combined statement of operations as the expenses incurred at inception are not affected by the conversion of the shares of KVSB's Class K common stock into shares of New Nextdoor Class A common stock in connection with the Closing.
(CC) Reflects stock-based compensation expense of $8.5 million related to a stock option to purchase 743,184 shares of Nextdoor common stock granted to Nextdoor's Chief Executive Officer and President, for which the performance-based vesting condition will be satisfied upon the Closing of the Transactions, as further described in Note 10 to the Nextdoor consolidated financial statements included elsewhere in this proxy statement/prospectus. The option will vest in a single installment upon the Closing subject to her continuous employment through such date.
3.Net Loss Per Share
Represents the net loss per share calculated under the two-class method using the pro forma basic and diluted weighted average shares outstanding of New Nextdoor common stock as a result of the pro forma adjustments. The Company used the two-class method to compute net loss per share, because it had issued multiple classes of common stock. The two-class method requires earnings for the period to be allocated between multiple classes of common stock based upon their respective rights to receive distributed and undistributed earnings. As the Transactions are being reflected as if the reverse recapitalization had occurred on January 1, 2020, the calculation of weighted average shares outstanding for pro forma basic and diluted net loss per share assumes the shares issued in connection with the Transactions have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined per share data has been presented under the two assumed redemption scenarios as follows:

	Six Months Ended June 30, 2021
	Assuming No Redemptions Scenario		Assuming Maximum Redemptions Scenario
(in thousands, except per share data)	New Nextdoor Class A Common Stock	New Nextdoor Class B Common Stock	New Nextdoor Class A Common Stock	New Nextdoor Class B Common Stock
Numerator:
Pro forma net loss attributable to common stockholders – basic and diluted	$(17,481)	$(66,104)	$(13,099)	$(70,486)
Denominator:
Nextdoor stockholders	—	303,176	—	303,176
Sponsor and related parties	11,541	—	12,541	—
KVSB public stockholders	41,634	—	16,802	—
PIPE Investors	27,000	—	27,000	—
Pro forma weighted average shares outstanding – basic and diluted	80,175	303,176	56,343	303,176
Pro forma net loss per share attributable to common stockholders – basic and diluted	$(0.22)	$(0.22)	$(0.23)	$(0.23)

	Year Ended December 31, 2020
	Assuming No Redemptions Scenario		Assuming Maximum Redemptions Scenario
(in thousands, except per share data)	New Nextdoor Class A Common Stock	New Nextdoor Class B Common Stock	New Nextdoor Class A Common Stock	New Nextdoor Class B Common Stock
Numerator:
Pro forma net loss attributable to common stockholders – basic and diluted	$(17,515)	$(66,232)	$(13,125)	$(70,622)
Denominator:
Nextdoor stockholders	—	303,176	—	303,176
Sponsor and related parties	11,541	—	12,541	—
KVSB public stockholders	41,634	—	16,802	—
PIPE Investors	27,000	—	27,000	—
Pro forma weighted average shares outstanding – basic and diluted	80,175	303,176	56,343	303,176
Pro forma net loss per share attributable to common stockholders – basic and diluted	$(0.22)	$(0.22)	$(0.23)	$(0.23)
Following the Closing, the following outstanding shares of common stock equivalents were excluded from the computation of pro forma diluted net loss per share for all the periods and scenarios presented because including them would have an anti-dilutive effect:

	Six Months Ended June 30, 2021		Year Ended December 31, 2020
(in thousands)	Assuming No Redemptions Scenario	Assuming Maximum Redemptions Scenario	Assuming No Redemptions Scenario	Assuming Maximum Redemptions Scenario
New Nextdoor Options outstanding	60,709	60,709	60,709	60,709
Unvested New Nextdoor RSUs	649	649	649	649

INFORMATION ABOUT KVSB
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to KVSB prior to the consummation of the Business Combination.
General
KVSB is a blank check company incorporated on January 29, 2021 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Although KVSB is not limited to a particular industry or sector for purposes of consummating a business combination, KVSB focuses on businesses in the technology industries primarily located in the United States. KVSB has neither engaged in any operations nor generated any revenue to date. Based on KVSB’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On March 26, 2021, KVSB consummated its initial public offering of its public shares, excluding additional public shares sold pursuant to the partial exercise of the underwriters’ option to purchase additional public shares to cover over-allotments. On March 26, 2021, KVSB’s underwriters exercised in part their option to purchase additional public shares. The underwriters exercised their option to purchase an additional 1,634,412 public shares from KVSB at a price of $10.00 per share less the underwriting discount. In total, KVSB sold 41,634,412 public shares in connection with its initial public offering.
Substantially concurrently with the closing of the initial public offering, KVSB completed the private sale of 1,100,000 shares of Class A common stock of KVSB at a purchase price of $10.00 per private placement share, to KVSB’s Sponsor, Khosla Ventures SPAC Sponsor II LLC, generating aggregate gross proceeds to KVSB of $11,000,000. An additional 32,688 private placement shares were sold in connection with the underwriters’ partial exercise of their over-allotment option for total proceeds of $326,880. As of June 30, 2021, the Sponsor has purchased 1,132,688 private placement shares for an aggregate purchase price of $11,326,880. The private placement shares are identical to the shares sold in KVSB’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees, they may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of KVSB’s initial business combination.
Following the closing of KVSB’s initial public offering, a total of $416,334,120, comprised of proceeds from the initial public offering, the partial exercise of the over-allotment option and the sale of the private placement shares, were placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasury securities and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of June 30, 2021, funds in the trust account totaled $416,350,445. These funds will remain in the trust account, except for the withdrawal of interest to fund KVSB’s working capital requirements, subject to an annual limit of $500,000, and/or to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Existing Organizational Documents to modify the substance or timing of KVSB’s obligation to redeem 100% of the public shares if it does not complete a business combination by the Liquidation Date and (3) the redemption of all of the public shares if KVSB is unable to complete a business combination by the Liquidation Date, subject to applicable law.
Effecting KVSB’s Initial Business Combination
Fair Market Value of Target Business
The rules of the Nasdaq and the Existing Charter require that KVSB’s initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for the payment of taxes and excluding the amount of any deferred underwriting discount held in trust). The KVSB Board determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination
KVSB is seeking stockholder approval of the Business Combination at the special meeting, at which stockholders may elect to redeem their shares, regardless of if or how they vote in respect of the BCA Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). KVSB will consummate the Business Combination only if we have net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals have been approved. Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Sponsor and each director and officer of KVSB have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any common stock held by them. The KVSB common stock held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and KVSB’s independent directors collectively own issued and outstanding shares of KVSB common stock representing 16.9% of the outstanding voting power on an as-converted basis, and 12.8% of the outstanding voting power on a per actual share basis.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Nextdoor or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (ii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of KVSB’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Nextdoor or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the BCA Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal by a requisite vote of our stockholders, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) KVSB’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.
Liquidation if No Business Combination
If KVSB has not completed the Business Combination with New Nextdoor by the Liquidation Date and has not completed another business combination by such date, KVSB will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the 41,634,412 public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of KVSB’s remaining stockholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Sponsor has entered into a letter agreement with KVSB, dated as of March 23, 2021 pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares held by them in connection with (i) the completion of our initial business combination and (ii) a stockholder vote to approve an amendment to our amended and restated certificate of incorporation that would affect the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not completed an initial business combination within the period to consummate the initial business combination. However, if Sponsor owns any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if KVSB fails to complete its business combination within the allotted time period.
KVSB expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing KVSB’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, KVSB may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
The proceeds deposited in the trust account could, however, become subject to the claims of KVSB’s creditors which would have higher priority than the claims of KVSB’s public stockholders. KVSB cannot assure you that the actual per-share redemption amount received by public stockholders will not be substantially less than $10.00. See “Risk Factors — Risks Related to the Business Combination and KVSB — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering)” and other risk factors contained herein. While KVSB intend to pay such amounts, if any, KVSB cannot assure you that KVSB will have funds sufficient to pay or provide for all creditors’ claims.
Although KVSB will seek to have all vendors, service providers (other than KVSB’s independent auditors), prospective target businesses and other entities with which KVSB does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of KVSB’s public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against KVSB’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, KVSB’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where KVSB may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where KVSB is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of KVSB’s public shares, if KVSB has not completed KVSB’s initial business combination within the required time period, or upon the exercise of a redemption right in connection with KVSB’s initial business combination, KVSB will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than KVSB’s independent auditors) for services rendered or products sold to us, or a prospective target business with which KVSB has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to fund KVSB’s working capital requirements, subject to an annual limit of $500,000, and/or to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under KVSB’s indemnity of the underwriters of KVSB’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. KVSB has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and KVSB believes that the Sponsor’s only assets are securities of KVSB and, therefore, the Sponsor may not be able to satisfy those obligations. None of KVSB’s other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to fund KVSB’s working capital requirements, subject to an annual limit of $500,000, and/or to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, KVSB’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While KVSB currently expects that KVSB’s independent directors would take legal action on KVSB’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that KVSB’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, KVSB cannot assure you that due to claims of creditors the actual value of the per- share redemption price will not be substantially less than $10.00 per share. See “Risk Factors — Risks Related to the Business Combination and KVSB — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).
If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering)” and other risk factors contained herein.
KVSB will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than KVSB’s independent auditors), prospective target businesses and other entities with which KVSB does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under KVSB’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.
If KVSB files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in KVSB’s insolvency estate and subject to the claims of third parties with priority over the claims of KVSB’s stockholders. To the extent any insolvency claims deplete the trust account, KVSB cannot assure you KVSB will be able to return $10.00 per share to KVSB’s public stockholders. Additionally, if KVSB files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by KVSB’s stockholders. Furthermore, the KVSB Board may be viewed as having breached its fiduciary duty to KVSB’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. KVSB cannot assure you that claims will not be brought against us for these reasons. See “Risk Factors — Risks Related to the Business Combination and KVSB — If, after we distribute the proceeds in the trust account to our public stockholders, KVSB files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”
KVSB’s public stockholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) KVSB’s completion of an initial business combination, and then only in connection with those shares of KVSB Class A common stock that such stockholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Existing Organizational Documents (A) to modify the substance or timing of KVSB’s obligation to allow redemption in connection with KVSB’s initial business combination or to redeem 100% of the public shares if KVSB does not complete KVSB’s initial business combination by the Liquidation Date or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if KVSB has not completed an initial business combination by the Liquidation Date, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account.
Facilities
KVSB currently maintains its executive offices at 2128 Sand Hill Road, Menlo Park, California 94025, and our telephone number is (650) 376-8500. KVSB considers its current office space adequate for KVSB’s current operations.
Upon consummation of the Business Combination, the principal executive offices of New Nextdoor will be located at 420 Taylor Street, San Francisco, California 94012.
Legal Proceedings
On September 3, 2021, putative stockholder Evan Umbright filed a lawsuit naming KVSB and certain of its directors in the Delaware Court of Chancery, under the caption Umbright v. Khosla Ventures Acquisition Co. II, CA No.2021-0762-LWW. The complaint alleges that the holders of Class A common stock have been denied a right to vote as a separate class on a proposed amendment to KVSB’s charter to increase the authorized shares of Class A common stock, in violation of Section 242(b)(2) of the DGCL. The complaint seeks preliminary and final injunctive relief and damages, along with other relief. On September 8, 2021, the plaintiff filed a motion for preliminary injunction. KVSB believes these claims are without merit; however, to avoid the expense and distraction of further litigation, KVSB opted to moot the claims. On October 8, 2021, the parties filed a stipulation of dismissal of all claims and the plaintiff’s claims were dismissed as moot on October 11, 2021.
Employees
KVSB currently has three executive officers. Members of KVSB’s management team are not obligated to devote any specific number of hours to KVSB’s matters but they intend to devote as much of their time as they deem necessary to KVSB’s affairs until KVSB has completed KVSB’s initial business combination. The amount of time that any members of KVSB’s management team will devote in any time period will vary based on whether a target business has been selected for KVSB’s business combination and the current stage of the Business Combination process.
Competition
If KVSB succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from Nextdoor’s competitors. KVSB cannot assure you that, subsequent to the Business Combination, New Nextdoor will have the resources or ability to compete effectively. Information regarding New Nextdoor’s competition is set forth in the sections entitled “Information about Nextdoor — Competition.”

Directors and Executive Officers
KVSB’s current directors and officers are as follows:

Name	Age	Position
Founder
Vinod Khosla	66	Founder
Officers
Samir Kaul	47	Chief Executive Officer, Director
Peter Buckland	51	Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary
Directors
Anita Sands	44	Director
Enrico Gaglioti	49	Director
Dmitri Shklovsky	45	Director
Vinod Khosla. Mr. Khosla is an entrepreneur, investor and technologist. In 2004, he founded Khosla Ventures, a venture capital firm. Mr. Khosla holds a Bachelor of Technology in Electrical Engineering from IIT Delhi, a Masters in Biomedical Engineering from Carnegie Mellon University and an MBA from Stanford Graduate School of Business. Mr. Khosla has authored numerous articles in the past about technology and the future of technology, including “Reinventing Societal Infrastructure with Technology (2018)”, “20% Doctor Included (2016)”, and “Critical Climate Technology Breakthroughs (2020).” Additionally, Mr. Khosla was the Founder of KV Acquisition II, KV Acquisition III and KV Acquisition IV.
Samir Kaul. Mr. Kaul has served as a member of our Board since January 2021. Mr. Kaul has been a General Partner at Khosla Ventures, a venture capital firm, since February 2006 and currently serves on the boards of directors of several private and public companies, including Guardant Health and Jack Creek Investment Corp. Additionally, Mr. Kaul has served as President, Chief Executive Officer and Director of KV Acquisition II, KV Acquisition III and KV Acquisition IV since their inceptions in January 2021. Mr. Kaul holds a B.S. degree in Biology from the University of Michigan, an M.S. degree in Biochemistry from the University of Maryland and an M.B.A. from Harvard Business School. We believe that Mr. Kaul is qualified to serve as a member of our Board due to his wide-ranging experience in technology companies and insight in the management of startup companies and the building of companies from early stage to commercial scale.
Peter Buckland. Mr. Buckland has served as our Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary since January 2021. Mr. Buckland has been a Partner, Managing Director and COO at Khosla Ventures since October 2019. Prior to joining Khosla Ventures, Mr. Buckland was a Partner at WilmerHale LLP, where he was Vice Chair of its Corporate Group and led the firm’s emerging growth technology practice. Additionally, Mr. Buckland has served as the Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of KV Acquisition II, KV Acquisition III and KV Acquisition IV since their inceptions in January 2021. Mr. Buckland holds a B.A. from the University of California Santa Barbara and a J.D. from the University of San Francisco School of Law.
Anita Sands. Dr. Sands has served on the Board of Directors of ServiceNow, Inc. (NYSE: NOW) since July 2014. From April 2012 to September 2013, Dr. Sands served as Group Managing Director, Head of Change Leadership and a member of the Wealth Management Americas Executive Committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Dr. Sands was Group Managing Director and Chief Operating Officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Ms. Sands was a Transformation Consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Dr. Sands was Managing Director, Head of Transformation Management at Citigroup N.A.’s Global Operations and Technology organization. Dr. Sands also held several leadership positions with RBC Financial Group and CIBC. Dr. Sands has served on the board of directors of Symantec Corporation, a provider of security solutions, and currently serves on the board of directors of Pure Storage, Inc., a provider of enterprise flash storage solutions and iStar, a New York-based real estate development company. Dr. Sands holds a

B.S. degree in Physics and Applied Mathematics from The Queen’s University of Belfast, Northern Ireland, a Ph.D. degree in Atomic and Molecular Physics from The Queen’s University of Belfast, Northern Ireland and an M.S. degree in Public Policy and Management from Carnegie Mellon University.
Enrico Gaglioti. Mr. Gaglioti has served as Co-President of FS Investments since 2020, an investment management firm where he shares oversight of the firm’s strategy. Prior to joining FS Investments, Mr. Gaglioti was the Co-Founder and CEO of Chiron Investment Management and a Partner at Goldman Sachs serving as the Global Head of Equity Sales. Mr. Gaglioti holds a BBA from James Madison University’s College of Business. Dmitri Shklovsky. Mr. Shklovsky is the founder and managing partner of Bullingham Capital, a New York based private investment firm. Prior to 2019, Mr. Shkolvsky was a co-founder and managing partner of Atreaus Capital, a multi-billion dollar global macro and commodities hedge fund with offices in New York and London. Before co-founding Atreaus Capital in 2011, he served as a proprietary trader at both J.P. Morgan and Barclays. Mr. Shklovsky was also with Tudor Investment Corporation, a leading multi-strategy hedge fund, and he began his career in 1998 at Long Term Capital Management, a Greenwich CT based hedge fund. Mr. Shklovsky is a trustee and a board member of the U.S. Olympic and Paralympic Foundation and serves on the Cornell University Engineering College Council. Mr. Gaglioti holds a B.S. in Computer Science and M.Eng. in Operations Research and Financial Engineering from Cornell University.

KVSB’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of KVSB’s financial condition and results of operations should be read in conjunction with KVSB’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. KVSB’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.
Unless the context otherwise requires, all references in this section to the “we,” “us,” “our,” the “Company” or “KVSB” refer to KVSB prior to the consummation of the Business Combination.
Overview
We are a blank check company incorporated on January 29, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Merger Agreement on July 6, 2021. We intend to effectuate our initial business combination using cash from the proceeds of the IPO and the private placement of the private placement shares, our shares, and proceeds from the PIPE investment.
The issuance of additional shares of our stock in connection with a business combination to the owners of the target or other investors:
•may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in our Class B common stock resulted in the issuance of our Class A common stock on a greater than one-to-one basis upon conversion of our Class B common stock;
•may subordinate the rights of holders of our Class A common stock if shares of preferred stock are issued with rights senior to those afforded our Class A common stock;
•could cause a change in control if a substantial number of shares of our Class A common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;
•may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and
•may adversely affect prevailing market prices for our Class A common stock.
Similarly, if we issue debt securities, or otherwise incur significant debt, it could result in:
•default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
•acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
•our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;
•our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;
•our inability to pay dividends on our common stock;

•using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, our ability to pay expenses, make capital expenditures and acquisitions and fund other general corporate purposes;
•limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
•increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
•limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements and execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.
As indicated in the accompanying financial statements, as of June 30, 2021, we had $978,280 in cash. Further, we expect to incur significant costs in the pursuit of our initial business combination. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.
Results of Operations
Our entire activity from inception through June 30, 2021 related to our formation, the preparation for the IPO, and since the closing of the IPO, the search for a prospective initial business combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of the business combination, at the earliest. We will generate non-operating income in the form of interest and investment income on cash and cash equivalents and investments. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the period from January 29, 2021 (inception) through June 30, 2021, we had a net loss from operations of $408,967, which consisted of $25,000 in formation costs, $283,967 in general administrative expenses, and $100,000 in franchise tax expenses. We also incurred $36,537,500 in financing expenses on derivative classified instruments, and an unrealized gain on the fair value of derivative liabilities of $20,000,000, offset by interest income and unrealized gain on marketable securities held in the Trust Account of $6,327, resulting in an overall net loss of $16,940,140 for the period from January 29, 2021 (inception) through June 30, 2021.
Liquidity and Going Concern
As of June 30, 2021, KVSB had $978,280 in its cash account, $416,350,445 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital of $1,461,803. As of June 30, 2021, $6,327 of the amount on deposit in the Trust Account represented interest income, which is available for working capital needs.
If KVSB is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. KVSB cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
As a result of the above, in connection with KVSB’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about KVSB’s ability to continue as a going concern through approximately one year from the date of filing. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should KVSB be unable to continue as a going concern.

Prior to the consummation of the Initial Public Offering, KVSB’s liquidity needs have been satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares to the Sponsor, and a $300,000 promissory note payable to the Sponsor.
Subsequent to the consummation of the Initial Public Offering, KVSB received the net proceeds not held in the Trust Account of approximately $3,000,000. KVSB fully repaid the note to the Sponsor in April 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of KVSB’s officers and directors may, but are not obligated to, loan KVSB Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.
The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into shares of the post-transaction company at $10.00 per share at the option of the lender. As of June 30, 2021, KVSB has no borrowings under the Working Capital Loans.
Off-Balance Sheet Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off- balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any nonfinancial assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.
The underwriters of our IPO are entitled to a deferred fee of $0.35 per public share, or $14,572,044 in the aggregate. The deferred fee will be waived by the underwriters in the event that the Company does not complete a business combination, subject to the terms of the underwriting agreement.
On March 23, 2021, we entered into a forward purchase agreement pursuant to which the Sponsor (together with any permitted transferees under the forward purchase agreement, the “Khosla Entities”) have agreed to purchase an aggregate of up to 1,000,000 forward purchase shares for $10.00 per share, or an aggregate maximum amount of $10,000,000, in a private placement that will close simultaneously with the closing of the initial Business Combination. The Khosla Entities will purchase a number of forward-purchase shares that will result in gross proceeds to us necessary to enable us to consummate our initial Business Combination and pay related fees and expenses, after first applying amounts available to us from the Trust Account (after paying the deferred underwriting discount and giving effect to any redemptions of Public Shares) and any other financing source obtained by us for such purpose at or prior to the consummation of our initial Business Combination, plus any additional amounts mutually agreed by us and the Khosla Entities to be retained by the post-Business Combination company for working capital or other purposes. The Khosla Entities’ obligation to purchase forward-purchase shares will, among other things, be conditioned on the Business Combination (including the target assets or business, and the terms of the Business Combination) being reasonably acceptable to the Khosla Entities and on a requirement that such initial Business Combination is approved by a unanimous vote of our board of directors. In determining whether a target is reasonably acceptable to the Khosla Entities, we expect that the Khosla Entities would consider many of the same criteria as we will consider but will also consider whether the investment is an appropriate investment for the Khosla Entities.
Critical Accounting Policies
The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Class K Founder Common Stock
Class K common stock was accounted for as a liability in accordance with ASC Topic 815 and presented as derivative liability on the accompanying June 30, 2021, balance sheet. The derivative liability was measured at fair value at inception and on a recurring basis, which changes in fair value presented within change in fair value of derivative liability in the statements of operations. In order to capture the market conditions associated with the Class K common stock liability, KVSB applied an approach that incorporated a Monte Carlo simulation, which involved random iterations of future stock-price paths over the contractual life of the Class K common stock. Based on assumptions regarding potential changes in control of KVSB, and the probability distribution of outcomes, the payoff to the holder was determined based on the achievement of the various market thresholds within each simulated path. The present value of the payoff in each simulated trial is calculated, and the fair value of the liability is determined by taking the average of all present values.
The inputs used as of June 30, 2021 was as follows: risk free rate of 1.48%; term in years 0.5 years; expected volatility 15% and the stock price was $9.94.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.
Quantitative and Qualitative Disclosures about Market Risk
As of June 30, 2021, we were not subject to any market or interest rate risk. Following the consummation of our initial public offering, the net proceeds of the IPO and the sale of the private placement shares held in the Trust Account are invested in U.S. government treasury obligations with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, KVSB believes there is no associated material exposure to interest rate risk. However, if the interest rates of U.S. Treasury obligations become negative, KVSB may have less interest income available to it for payment of taxes, and a decline in the value of the assets held in the Trust Account could reduce the principal below the amount initially deposited in the Trust Account.
Controls and Procedures
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Evaluation of Disclosure Controls and Procedures
As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2021.
Based on this evaluation, our principal executive officer and principal financial and accounting officer have concluded that during the period covered by this report, our disclosure controls and procedures were not effective due to material weaknesses in internal controls over financial reporting related to the inaccurate accounting. Management identified errors in its historical financial statements related to the accounting for the Class A common stock and the Class K Founder Shares. Because the Class A common stock issued in the Initial Public Offering can be redeemed or become redeemable subject to the occurrence of future events considered outside of KVSB’s control, KVSB should have classified all of these redeemable shares in temporary equity and remeasured these redeemable shares to their redemption value (i.e., $10.00 per share) as of the end of the first reporting period after the date of KVSB’s Initial Public Offering. Management also concluded that it incorrectly accounted for the Class K Founder Shares as permanent equity versus a derivative liability. To address these material weaknesses, management has devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of its internal control over financial reporting and to provide processes and controls over the internal communications within KVSB, financial advisors and independent registered public accounting firm. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. We plan to include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. Other than this issue, our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provided reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
Changes in Internal Control Over Financial Reporting
During the quarter ended June 30, 2021, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting , as the circumstances that led to the material weaknesses described above had not yet been identified. We are in the process of implementing changes to our internal control over financial reporting to remediate such material weaknesses, as more fully described above. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

INFORMATION ABOUT NEXTDOOR
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Nextdoor, Inc. and its subsidiaries prior to the consummation of the Business Combination.

Dear neighbors,

When we started Nextdoor, it was apparent that despite technology's ability to connect people and communities virtually across the globe, in actuality people had become more disconnected, especially in real life. This inspired us to think: what if we could leverage technology to enable real-world connections? What if Nextdoor could become a place where neighbors can naturally come together to help make their local communities better? ***Today, relationships sparked on Nextdoor connect millions of people back to the original social network — their neighborhood.***

Nextdoor is where you go to connect to the neighborhoods that matter to you. Now, millions of neighbors in more than 280,000 neighborhoods around the world turn to Nextdoor daily to receive trusted information, give and get help, and build real-world connections with those nearby — neighbors, businesses, and public services.

Our neighborhoods aren't just where we live, they're an essential part of who we are and how we connect to those around us. In West Adams, California, Jamiah organized a crop swap for local gardeners to exchange homegrown food. In Berwick, Australia, Delene invited neighbors to a monthly breakfast club, which resulted in countless friendships. In Pickering, Canada, high schooler Christy launched a homemade soap company on Nextdoor and quickly sold over 500 orders to her neighbors. And in Grant Park, Atlanta, Dawn was able to spread the word about her small business and offer free delivery of her beloved cupcakes to nearby neighborhoods. ***What connects all of us at Nextdoor is our purpose — to cultivate a kinder world where everyone has a neighborhood they can rely on.***

We are thrilled to share an important milestone on our journey as we take a step toward becoming a public company. This process will further enable our purpose and accelerate our plans to support you in building stronger, more vibrant, and resilient neighborhoods. We are also proud to announce the launching of the Nextdoor Kind Foundation, which will be dedicated to making local grants to help neighbors strengthen their neighborhoods.

Thank you for your role in this journey. Without you we would not have been able to achieve this milestone. ***Thank you for sharing your stories, starting important conversations in your community, connecting with those around you and showing us what it means to neighbor.***

—the nextdoor team

OUR PURPOSE

Abraham
Kingstowne Thompson Center, VA, USA

BISTRO
A HÖRNAN
GÄSTGIFVERI

Stefan
Norra Ängby, Stockholm, Sweden

Ana
Paseo del Prado, Madrid, Spain

Faydene
Stechford, Birmingham, UK

Dawn
Grant Park, GA, USA

Delene
Berwick, Melbourne, AU

Noel
Etobicoke, Ontario, Canada

Cecile
San Mateo-Santa Cruz, CA, USA

nextdoor at a glance

~1 in 3
U.S. Households

63M+
Verified Neighbors

280K+
Neighborhoods globally in 11 countries

>75%
3 Month Retention

Household, Verified Neighbors, Neighborhoods, and retention data as of June 30, 2021.

Nextdoor is the neighborhood network
At Nextdoor, our purpose is to cultivate a kinder world where everyone has a neighborhood they can rely on. Every day we come to work to leverage technology to connect millions of neighbors online and in real life to build stronger, more vibrant, and resilient neighborhoods.
The simple human truth is that we are all social creatures. We crave connection to the people and places around us. According to an article by Dr. Gillian Sandstrom at the University of Essex, a wider range of relationships – such as a local barista, the host of a neighborhood block party, or the members of a local running group – may contribute to greater sense of belonging. People feel a greater sense of belonging, as well as increased positive affect, after simply having a social interaction with the barista at a coffee shop. Daily interactions with weak ties would be associated with greater social and emotional well-being.
Countless studies show that well-being is higher among people who have regular contact with their neighbors. We need no convincing that this is a reality. According to a Nextdoor global loneliness study, knowing as few as six neighbors reduces the likelihood of feeling lonely and is linked to lower depression, social anxiety, and financial concerns.

Knowing as few as 6 neighbors reduces the likelihood of feeling lonely

23%
23%
17%
17%
12%
8%

Actions taken as part of Nextdoor's Global Loneliness Study

- *Have regular contact with a neighbor*
- *Show care and concern for a neighbor*
- *Help a neighbor*
- *Provide advice or information to a neighbor*
- *Contribute to a large neighborhood effort*
- *Other*

By the end of the global loneliness study, participants feeling lonely decreased by

50%

Despite the difficulties we have collectively experienced since the start of the COVID-19 pandemic, we have seen neighbors come together time and time again to give and get help. It’s been inspiring to see kindness thriving in neighborhoods around the globe.

75% of neighbors say they have been a recipient of a random act of kindness

"

My husband was out yesterday morning to get mail at the post office. On his way, he stopped in at Sandy's for a coffee. When he went to pay, Sandy said the woman in front of him bought his coffee. He came home with a big smile.

"

I had a flat tire. A neighbor helped with changing the tire, and bought the new tire and put it on for me. Thank you, there are angels among us.

"

Just today in the local supermarket, I let someone go ahead of me in line. After I loaded my groceries into the belt, the cashier told me that the same young woman bought me two supermarket bags. I needed that lift.

"

Thank you very much to the people who bought our drinks at the restaurant in Grimes yesterday!

Nextdoor poll, 2021

We are confident that using technology to enable real-world connections is possible and makes a difference. Our purpose is what connects all of us at Nextdoor. Our core values are how we bring our purpose to life.

Our Core Values

Earn trust everyday

Our neighbors trust in us and our trust in each other is paramount, and we earn this trust every day. We guard the privacy of our neighbors and provide a civil place for communities to thrive. We debate in plain sight with a transparent, inclusive and consistent decision making process.

Invest in community

We believe in the transformative power of community. We empower neighbors to build stronger and safer local communities around the world. We are building our company in the spirit of a great neighborhood. We welcome newcomers, extend a helping hand, and embrace collaboration. We seek and respect diverse opinions and perspectives. We are good neighbors.

Customer obsessed

Customers are the lifeblood of our business; we develop products with their needs at the forefront, innovate relentlessly to better address these needs, and work every day to earn their love and trust. Customers include neighbors, as well as advertisers, organizations such as public agencies and charities, and local businesses. In particular we believe that when local businesses thrive, communities thrive. We partner with those that share our values and help us on our mission to become the essential local platform.

Think big

We push each other to reach high because neighborhoods everywhere are counting on us. We aim to have a global impact, but have the discipline to start small and double-down on what works. We push through fear of failure because we know big leaps forward come from new approaches.

Experiment & learn quickly

We believe innovation will come from experimentation and iteration. We build remarkable products by acting on neighbor feedback and insights. We are curious and humble, the best learning is often through failure. We must take risks and learn quickly.

Act like an owner

Just as our neighbors take pride in their communities, we take pride in our work. We follow through on our commitments. We have the courage and audacity of owners, we strive for excellence and always go the extra mile. If we see something, we do something. We embrace responsibility, acting with purpose and speed every day. We find a way.

Global flywheel of growth
Today, Nextdoor is in more than 280,000 neighborhoods around the world. In the United States, nearly 1 in 3 households turn to Nextdoor to access trusted information, give and get help, and build real-world connections with people and organizations nearby — including neighbors, small and mid-sized businesses, large brands, public agencies, and nonprofits. Nextdoor is the neighborhood network that brings all of these stakeholders together to get things done locally and build thriving communities.
Nextdoor began in the United States, and as of June 30, 2021, our platform was available in 11 countries. Beyond the United States, Nextdoor supports neighborhoods in the United Kingdom, Canada, Australia, Netherlands, France, Spain, Italy, Germany, Sweden, and Denmark. We intend to continue to expand household penetration globally and to increasingly become a weekly and daily use case for our neighbors. As of June 30, 2021, in our top neighborhoods across the world, more than 60% of total Verified Neighbors, who are individuals who join Nextdoor and have their address verified by us, engage with Nextdoor every day.
Our business strengthens as we scale, benefiting from strong network effects. Our sole focus on neighborhoods has allowed us to optimize our product and strategy to drive neighbor growth and engagement on our platform. As neighborhood adoption of Nextdoor increases, activity among neighbors also increases, adding more relevant local content. This prompts more engagement from other neighbors, leading to further growth through word of mouth and an enhanced overall experience that strengthens neighbor retention. As of June 30, 2021, our three month neighbor retention was 76%, our six month neighbor retention was 67%, our one year neighbor retention was 59%, and our two year neighbor retention was 57%. Our retention rate only includes neighbors who were active in the last 30 days of the period for which our retention rate is calculated. Once a neighbor joins and experiences the value of Nextdoor, they are very likely to stay and continue to engage on our platform.
In addition, other major stakeholders in the neighborhood such as businesses and public agencies also contribute to this flywheel of growth. We see businesses asking neighbors to join and recommend their business. We see public agencies actively recruiting neighbors so that they can be assured that urgent alerts and other messages are getting widespread distribution. These viral growth loops will continue to drive growth and engagement on Nextdoor.

nextdoor
Neighbors
Help me plug in
Local Businesses
Civic Engagement
Local Recommendations
Local Groups
Local Marketplace
Businesses
Hyperlocal at scale
Word-of-Mouth Recommendations
Data/ Targeting
Two-way Channel
Public Agencies
Verified people & info
Instant Distribution
Instant Messaging
Publishing Tools
Analytics

Our need to be connected to neighbors was amplified during the pandemic — and that need is real and lasting. For the six months ended June 30, 2021, neighbors who engaged with Nextdoor daily posted 2.1 times more often than in the same prior year period. As the world reopens, consumer behavior is changed for good, with an increased focus on local.
Neighborhoods matter more than ever
Everyone around the world is a neighbor whether they reside in a city, suburb, small town, or a rural area — we are all part of a neighborhood. We all want to feel connected and to belong. According to a recent study from Open Mind Strategy, 73% of U.S. adults say neighbors are one of the most important communities in their lives.
We also know local consumption has taken on greater importance. Consumer behavior has structurally changed post pandemic, with an increasing interest and involvement in day-to-day local activities. According to Brightpearl, 75% of neighbors plan to shop more locally and according to Owl Labs, 80% expect to work from home at least three times per week. At the same time the sharing economy, an inherently local opportunity, is expected to grow two times as fast according to Statista.
Furthermore, once neighbors are on our platform, they stay and use it frequently due to the utility that it affords them. Weekly active users engage with Nextdoor nearly four times a week in 2020, making Nextdoor one of the most frequently used consumer products, according to data from App Annie.
Just as people turn to digital networks to enhance their work (e.g., LinkedIn) and play (e.g., Instagram and TikTok), they are looking for a way to do the same in their neighborhood. We believe this is a massive untapped opportunity, and a global phenomenon. As the neighborhood network, Nextdoor is an authentic, purpose driven brand that connects neighbors online and offline.
Strong competitive moat with viral growth loops built in
Nextdoor offers neighbors around the world the unique ability to connect to their neighborhood, feel welcome, and belong. We leverage technology to enable online and real-world connections between neighbors, businesses, and public agencies — all of which are a valuable part of the neighborhood ecosystem.
Our mission is to be the neighborhood hub for trusted connections and the exchange of helpful information, goods, and services. To that end, we have built Nextdoor one neighbor, one street, one neighborhood at a time, based on our powerful points of difference.
Our strengths helped us create a new category and give us a competitive advantage:
•Real people: We ensure neighbors are connected to real people by requiring everyone to sign up with their real names and addresses.
•Hyperlocal proximity: We connect people to their neighborhood ecosystem based on physical proximity. We also connect them to the broader set of neighborhoods that matter to them, such as where they work, where their parents or children live, where they own a business, and where they might be interested in moving.
•Trusted information: From day one, Nextdoor has been built on trusted information. This includes connecting neighbors to credible hyperlocal information from relevant authorities. Government entities and organizations — from Mayor Khan in London to the Ministry of Health in France or the Red Cross in Houston — use Nextdoor to be the go-to source for sharing real time information with the neighborhood.
•Local perspective: Whether a neighbor wants to give or get help, they can get a truly insider perspective from their neighbors on Nextdoor. Want to find out who to use for a babysitter, how to get involved in the community clean up, or if the bakery still has fresh donuts? Neighbors are a first hand source for highly relevant hyperlocal information and recommendations.

•Instant distribution: We automatically connect neighbors to everyone nearby so they can build real-world connections. From day to day activities to moments of crisis, neighbors need these local and timely connections — for example to join a walk, gather for a BBQ, find a plumber when a pipe bursts, or help during a hurricane or wildfire. We also instantly connect businesses to customers nearby. Given that most commerce is local, providing hyperlocal reach at scale without needing to build followership is a key differentiator for Nextdoor.
These strengths lead to viral growth loops in the product across our three distinct audiences — neighbors, businesses, and public agencies. For example, neighbors often flag to local businesses that other neighbors are looking for their services. Businesses often invite neighbors to Nextdoor in order to leave a recommendation. And public agencies often actively recruit neighbors to Nextdoor as we become their de facto communication platform.
Three distinct audiences
Connecting neighbors to the neighborhood
Neighbors come to Nextdoor to connect to the neighborhoods that matter to them. They turn to Nextdoor daily to access trusted information, give and get help, and build real-world connections with those nearby — neighbors, businesses, and public agencies.
Connections can include everything from solving an everyday need (e.g., finding a plumber, selling a kid’s bike, or finding the best local hike) to being the first line of defense in a crisis (e.g., wildfires, hurricanes, or when an elderly parent with Alzheimer’s wanders off).

Welcome	Profiles	Map

When neighbors join Nextdoor, they are prompted to introduce themselves to the neighborhood.	Neighbor profiles help people know the real people they are connecting with and what their interests are.	Neighbors can explore their neighborhood using Maps — to find businesses, events and each other.

How neighbors discover what's happening nearby

Newsfeed	Notifications	Search

The Newsfeed is where neighbors find constantly updated posts, discussions, photos, and links from other neighbors and organizations. Neighbors can respond by commenting or adding a reaction (e.g., like, thank, and agree), and can set their feed preferences (e.g., rank by top posts, recent activity, recent posts, or popular everywhere).	In-app Notifications inform neighbors about news, items, and activities they are interested in. Notifications include everything from trending posts to direct messages about items for sale to alerts by local public agencies. Notifications keep neighbors updated in real-time and drive increased engagement on Nextdoor.	Search gives neighbors the ability to find specific content and businesses related to their neighborhood. Nextdoor’s search combines an understanding of search terms with filtering capabilities to get neighbors the results they are looking for.

How neighbors find local resources

Businesses	Finds	Recommendations

Neighbors visit the Businesses section to discover spots most-loved by locals, find exclusive deals and promotions, and interact with business owners’ updates. As of June 30, 2021, neighbors had left more than 50 million business recommendations on Nextdoor.

Finds is our truly local marketplace where neighbors buy, sell, or give away items, and even offer services such as babysitting and dog walking. The number of listings on Finds increased 47% in 2020 versus 2019, and the total value of goods listed in 2020 reached nearly $20 billion.

Neighbors can reach out to those who know best for recommendations nearby. Neighbors can find the best spice shop, hair salon, or landscaping business from a truly local perspective. They can give and get help for anything they need in the neighborhood.

How neighbors connect with other neighbors

Groups	Messaging	Posts/Comments

Neighbors create Groups to connect with those nearby with a common interest. Examples include San Antonio Backyard Gardeners, Opossums R Our Friends in Kansas City, and We ❤ Black Business in London. We see a significant incremental lift in engagement after a neighbor engages with a group.
	Neighbors can contact other neighbors and organizations through direct messaging (e.g., neighbors messaging businesses, coordinating a time to pick up a desk, to borrow a printer, or get more information about a tutor).	Through Posts and Comments neighbors can reach out to the neighborhood to get and give information that is locally relevant, trusted, and in real time. Whether it is for a local plumber or a family friendly pizza restaurant, neighbors know best.
Connecting businesses to their customers
Businesses of all sizes come to Nextdoor to reach their customers in meaningful ways. Large brands use our platform to deliver hyperlocal targeting and personalization of advertising at scale. Small businesses rely on Nextdoor to reach customers with information that encourages action.

How large brands reach their customers

Sponsored Post in Newsfeed	Sponsored Post In-App Digest	Sponsored Post in Finds

Large brands use Sponsored Posts in the Newsfeed to build awareness. Ads are featured prominently where neighbors first look for what is happening on Nextdoor. Ads can also be customized with neighborhood name and store location to make them even more relevant.	Large brands can also use Sponsored Posts in the In-App Digest to create awareness among neighbors who turn to their summary of top posts. Ads are highly visible, and neighborhood names and store locations can be customized by neighborhood.	Large brands can leverage Sponsored Posts in Finds to drive action such as shop now. Our local marketplace is where neighbors with high intent to buy will go. Ads are given a top spot in this contextually relevant space with the opportunity to customize by neighborhood.

How small businesses reach their customers

Neighborhood Sponsorships	Local Deals

Small businesses leverage Neighborhood Sponsorships to drive awareness, build a positive reputation, and keep their business top of mind. With these sponsorships they create and distribute automated ad placements that regularly post to the newsfeed in targeted ZIP codes.	Small businesses and neighbors offering services use Local Deals to target specific neighborhoods and drive sales. Designing specific timely discounts and promotions for specific neighborhoods engages and motivates their best customers, those nearby.
Connecting public agencies to their constituents
Public agencies come to Nextdoor to deliver critical information to neighbors with hyperlocal distribution. They also leverage Nextdoor to find out what is important to their constituents and communicate with them directly. This includes keeping neighbors apprised about everything from local events such as webinars and street fairs, to timely safety updates and urgent alerts and tips to staying safe and protected, for example messaging on power outages, storms, or wildfires.

How public agencies keep constituents informed

Emergency Alerts	Respond to Questions	Education

Public agencies use our platform to post real-time, geo-targeted alerts to inform neighbors in need.	Agency employees are able to manage content and respond to questions from the neighbors in their area.	Agencies can keep the neighbors in the areas they serve, up to date on information and education relevant to them.

Neighbor story: Abraham

Kingstowne Thompson Center, VA, USA

7 AM

Abraham starts his day searching for a school tutor

After he drops his kids off at school, Abraham remembers to search for an after-school tutor

9:41
General
Abraham Walker
Kingstowne Thompson Center • 28 Dec
Anyone have experience with Huntington Learning center? We're looking into after school tutoring programs for the fellas and want to know how you like Huntington Learning Center?
It seems pricey versus hiring an individual tutor. Is there something I don't understand about the program?
Thanks in advance for your help.
Posted in Recommendations to 33 neighborhoods

10 AM

Meet up with neighbors for coffee

Abraham organizes and hosts ***30 coffees in 30 days*** to meet people nearby

Best Bacon Cheese Burger Award. Can you name a restaurant in our area that serves a better bacon cheese burger than Mike's American Grill?
I've unsuccessfully searched and can not find a better one in this region.
Posted in Recommendations to 32 neighborhoods
4 Neighbors
60 Comments

12 PM

Recommends a local restaurant

Abraham has lunch and shares a rave review for the local burger place

4 PM

At the end of his day, Abraham borrows his neighbor's pasta machine

He reaches out for a pasta machine, to make his favorite chef's 24-layer lasagna

6 PM

2:41
Second Dad's Zoom Session - April 13, 2021 6-8pm.
What's up, fellas?
Hopefully, everyone had an amazing first quarter.
April 13, 2021, from 6-8 pm we will be having another Zoom Session.
Here's the agenda for the session:
- There Is No Agenda

And then hosts his neighborhood Dads group

Abraham schedules Zoom sessions to connect with local parents

MONDAY

Dawn starts her week by updating her business page

She makes sure to add her new springtime hours, and a few new photos

9:41
Delights By Dawn - 3 Recommendati...
Delights By Dawn

TUESDAY

Dawn checks her dashboard

Dawn's **Local Deal** dashboard shows her how her discounts are performing. She renews for another month

Delights by Dawn 3
3 days ago
This post is from a Local Business
Spring Pop Up Join Delights by Dawn, alcohol infused desserts, for a special Spring Pop Up at The Curb Market, 4/24 from 2-5pm curbside. These desserts are perfect for a park day with friends, a birthday celebration, or even a bridal or baby shower. Order in advance on our

WEDNESDAY

Responds to neighbors

Dawn notices new recommendations from neighbors and quickly replies to thank them for their support

THURSDAY

Later in the week, Dawn checks in with her business group

She responds to a question about payroll software in her local small business owners group

FRIDAY

9:41
Search Nextdoor
Like
88
64
Delights by Dawn
Sponsored
Join the Delights by Dawn team!
I'm looking for a passionate social media specialist to join my team, and help me grow my small business.

Dawn promotes new job listings

She is looking to hire a new social media expert, and creates an ad for the role

Fire information manager: Cecile

San Mateo-Santa Cruz, CA, USA

MONDAY

Cecile first sets up a wildfire webinar

She organizes and promotes wildfire awareness webinars ahead of fire season

10:28
Wildfire Awareness
Webinar
Join us as
we present CAL FIRE's "Ready,

TUESDAY

She updates evacuation orders

Cecile posts real-time updates on evacuation procedures for the immediate area

17th St
18th St
18th St
Update local residents?
Post to this area
23rd St
cery Outlet

WEDNESDAY

Alerts neighbors to local wildfire

Cecile pushes out a geo-targeted, urgent alert about a fire to the affected neighbors

THURSDAY

To make sure she is reaching the right neighbors, Cecile monitors metrics

She checks the post metrics to make sure messages are getting through

10:28
nextdoor
Home
Messages
Metrics
Invite Residents

FRIDAY

Responds to questions

Cecile answers neighbors' questions about the urgent alert

Strong business model with a unique selling proposition
Organizations including large brands, small and mid-sized businesses, public agencies, and nonprofits are a valuable part of the neighborhood ecosystem and neighbors want to engage and be connected to them. Neighbors come to Nextdoor with a local mindset where they are ready to find or share recommendations, and take action. Everything in our Newsfeed has contextual relevance based on neighborhood boundaries. From building awareness to driving sales, we offer organizations of all sizes distinct and differentiated products that allow them to reach the right neighbor, at the right time, with the right message. Today we focus primarily on customers in home services, financial services, telco, retail, consumer packaged goods, healthcare, auto, and entertainment. However, over time, we believe we can expand to an even broader set of verticals as our product and go-to-market capabilities improve.
Each social link on Nextdoor is highly valuable because most commerce is local. For our customers, Nextdoor neighbors also tend to be in an advertiser-friendly demographic: as of December 2020, 61% were women, 93% were over 25 years old, 79% were homeowners, and they had a median annual income of $90,000. Furthermore, as noted above, according to Brightpearl, 75% of neighbors plan to shop more locally — in their neighborhoods.
Our solutions set help businesses reach their goals.

Full funnel approach helping neighbors from awareness to action

Awareness & Discovery

Local context means Nextdoor content is relevant

Intent & Influence

First-party data creates efficient targeting

Action

Opportunities to purchase and act with ease

Sponsored Posts
Maps
Sponsored by Party City
Sponsorships
Dynamic Local Ads
Local Deals
Finds
Do What Matters! Stay Off Your Ladders
Poll: Spring is here! Which home projects are you tackling?
Don't miss this offer at your local McDonald's!
Ace Handyman Services Chicagoland
$30 off 2 hours or more of Handyman Service

•Access to untapped audiences. According to Comscore data from March 2021, 63% of the users who visit Nextdoor at least once a month did not visit Twitter, 52% did not visit Pinterest, and 27% did not visit Facebook and Facebook Messenger.
•High relevance. Neighbors on Nextdoor share something in common — a connection to their neighborhood. Because of this, neighbor content is highly relevant to the locality in which it is placed and provides a unique environment for our customers to place their message — with the ability to reach across varying demographics and geographies.
•Neighborhood level data provides actionable insights. We have a unique ability to understand consumer behavior and trends from a national to a neighborhood level. In March 2020, we launched our proprietary Nextdoor Insights Series, showcasing U.S. neighborhood trends. For example, our first quarter 2021 report showed neighbors over-indexed on interest in Do-It-Yourself/home improvement in 2020, and were more likely to purchase furniture in the past six months. First quarter 2021 queries also showed three of the top five neighbor queries are plumber, handyman, electrician — suggesting the interest remains. And a 2020 report showed top home service searches by state: lawn services in Iowa and Missouri and snow removal services in North Dakota and Maine. Our trove of data can provide valuable insights to our customers to help them better serve their customers.
•Hyperlocal targeting and customization. Businesses can reach neighbors both locally and with local customization at scale. We are able to dynamically update ad creatives to run nationally with local updates, such as neighborhood names or store locations, to create meaningful connections between our customers and neighbors.
•Timely reach with high intent audiences. Neighbors often come to Nextdoor looking for a real-time solution nearby. This creates an attractive environment for our customers. For example, during Halloween 2020, Hershey used Nextdoor to tap into the impulse behavior of neighbors. Simply sharing popular candies and chocolate, Hershey was able to significantly increase add-to-cart and sales, surpassing their benchmark by 140%.
Nextdoor Insights Series: national neighbor trends

Nextdoor Insights Series: neighbor trends by state

Seasons change, the focus on home maintenance remains

Top home services searches per state

Snow removal service
Sprinkler installation and repair service
Plumber
House painter
Tree service
House cleaning service
Landscape contractor
Lawn service

Party City

Case study: Driving foot traffic

"Nextdoor was the perfect partnership for Halloween because while a universal celebration, it is also very local in nature. This was different than many sponsorships because it was more than simply applying your brand, it added content, and in a pandemic, helped communities and our customers know where it was safe to play and where You Could Boo You"

Julie Roehm
CMO, Party City

9:41
Search Nextdoor
Party City
Party City
Sponsored
Shop Party City for scary great Halloween costumes
Party City for Halloween! Trillions of costumes. Mix it. Match it. Make it Unforgettable.
You Boo You
Party City
Same Day Delivery. Curbside Pickup.
Shop

52K+

Incremental store visits

Connected on Nextdoor

Creating local engagement & driving store visits

Party City helped neighbors bring a safe and fun Halloween to neighborhoods with Nextdoor's Treat Map and saw 52K+ incremental store visits

Case study: Engaging the community

"The first year of our partnership with Nextdoor was the perfect way to launch the platform and it was incredible to see 10 projects come to life after we received nominations from every corner of the country."

Angela David
Vice President Corporate Communications, H&R Block

9:41
Search Nextdoor
H&R Block
Sponsored
Have a project that would help your community? Help bring it to life!
Nextdoor and H&R Block are working together to improve the quality of life in communities across the country, block by block. Nominate your neighborhood for a project now!
Nominate your neighborhood project!
Start here

1,500+
submissions from all 50 states

Connected on Nextdoor

Bringing corporate social responsibility to life

H&R Block spoke directly to neighbors asking them to nominate their neighborhoods for projects that would improve their communities leading to 1,500+ submissions across all 50 states. Based on the campaign focus, related Sponsored Posts click through rate performed 126% above Nextdoor benchmark

BGE

An Exelon Company

Case study: Improving ROI

"The results from Nextdoor really stood out: Click through rate levels 42% higher than the campaign average. BGE is thrilled with the results."

Casey Schmiegel
Digital Strategist
Baltimore Gas & Electric

9:41
Search Nextdoor
Baltimore G&E, Sponsored
Receive BGE summer bill credits and a new Wi-Fi thermostat
Don't miss out on BGE bill credits this summer. Sign up for the PeakRewards Smart Thermostat program and get up to $200 in bill credits, plus a new Wi-Fi thermostat professionally installed at no additional cost (a $269 value).
78
ecobee
peak rewards
Sail into savings this summer with PeakRewards
Sign up

+42%

Click through rate vs. campaign average

Connected on Nextdoor

Driving efficiency

BGE leveraged zip code level targeting to efficiently reach neighbors eligible for summer credits and a Wi-Fi thermostat, leading to sign ups at a 22% lower cost per conversion as compared to the campaign average

Case study: Driving sales

"Nextdoor was the first platform we used to get the word out. Michael posted from his personal account that he wanted to help me grow the business. The likes and comments that came from that first post was a turning point for our family business. From there, we created a Business Page and started posting about our services. As we improved our operations to help us take on new clients, we tested Local Deals and saw great results and many leads from people wanting a free estimate."

Rey Canseco
Canseco's Gardening Services

9:41
Canseco's Gardening Services
Ending May 31st
Free Landscape Estimate
18 neighbors saved this deal
In-person only
Email
Save
Share
DESCRIPTION
Get your free consultation for your landscape clean-up,

40%
Sales growth in six months

Connected on Nextdoor

Growing our small business

Canseco's Gardening Services, a family-run business, created a digital presence on Nextdoor and saw 40% growth in just six months, allowing this father-son duo to help even more of their local community

A kind platform
Nextdoor is a leading innovator in creating a kind platform that facilitates healthy neighborhood connections and conversations. We set clear guidelines, and use a combination of people and technology to encourage the behaviors that support our purpose of cultivating a kinder world where everyone has a neighborhood they can rely on.
From day one, we’ve ensured that Nextdoor neighborhoods are made up of real people, nearby. We require all new neighbors to accept our Good Neighbor Pledge upon joining, in order to introduce our community guidelines and provide personal accountability for interactions on the platform. If these guidelines are violated, neighbors are able to report the inappropriate behavior.
We rely on a combination of technology and human review to effectively moderate the platform. We’ve always believed it’s important to incorporate local context into moderation decisions, which is why we’ve built our community volunteer programs to empower thoughtful neighborhood moderation. Review of potentially harmful content (i.e. misinformation, discrimination) and inappropriate neighbor behavior is always handled by Nextdoor staff to ensure consistency.
Volunteer moderators are supported in their efforts with specialized tools, and access to resources and training — including an online course designed to help recognize and address bias in online discourse. We recently expanded our volunteer tool set to better foster a welcoming and inclusive community. Our Welcome team volunteers are alerted when a new neighbor joins, so they can reach out with a message of connection and belonging to establish rapport. Building community is at the core of Nextdoor which is why we continue to add volunteer programs that reinforce vibrant, active communities that are safe, civil, and nurture a place where everyone feels like they belong.
A great deal of social science has developed over the last century on the topic of connection and belonging. As such, we work regularly with leading experts on our Neighborhood Vitality Advisory Board to refine our community guidelines, iterate on our features and tools, and develop teams that further our innovative stance on creating a kind platform.

Neighbor Pledge	Kindness Reminder	Moderation Tools

All neighbors must agree to the Good Neighbor Pledge upon joining. We also make our community guidelines transparent, understandable, and easy to find. These guidelines define the community values and explicitly forbid racism, discrimination, misinformation, and other harmful types of content.
Our Kindness Reminder detects language that may potentially violate our community guidelines, and encourages the author to edit their content before they publish. This prompt, developed in conjunction with social scientist and Biased author Dr. Jennifer Eberhardt, resulted in a 30% reduction in uncivil content over a three month period in 2019.

Our moderation system relies on people and technology. The product enables neighbors to report harmful content, and neighborhood volunteers use in-product tools to vote whether the reports violate community guidelines. Harmful content, e.g. misinformation of discrimination, is escalated to our trained Neighborhood Operations staff for appropriate action.

Large and growing total addressable market
On Nextdoor, large brands, small and mid-sized businesses, and public agencies benefit from our hyperlocal targeting to provide relevant information to people in their neighborhoods. Our customers enjoy instant access to our large base of engaged neighbors, positioning us to benefit from growth in the digital advertising market.
The total global digital advertising market for consumers was estimated at $355 billion in 2020, growing by 71% to $607 billion in 2024. This estimate is based on data from eMarketer and excludes 6% of digital advertising spend which is, by our estimation, business-to-business spend and which Nextdoor does not address.
The total digital advertising market for consumers in the United States was estimated at $143 billion in 2020, growing by 83% to $262 billion in 2024.
Given the structural changes in consumer behavior post pandemic (e.g hybrid work from home / from office models or completely working from home, a stronger affinity for supporting local businesses) we believe that more of the digital advertising market will have a local orientation. This combined with our ability to increase the return on investment for customers on our platform makes our value proposition even stronger.
We are investing in highly engaging ad formats such as video and maps, self-serve advertising capabilities, measurement tools, and our sales force, media agency partnerships, and channel partners to capture a greater share of digital advertising spend.
Over time, we believe we can build new revenue streams in addition to advertising. This includes potential monetization opportunities from our Finds marketplace. Furthermore, because many neighbors on our platform come to Nextdoor to get things done locally, including purchasing goods and services available nearby, we believe we have a large opportunity to provide a venue for local commerce on our platform. Other potential areas that may increase our total addressable market include home services, real estate, and local events.
Growth strategies with powerful network effects
Our neighborhood ecosystem has unique network effects online and offline that strengthens as we scale. The more neighbors join our neighborhood networks, the more content they create, the more valuable the experience becomes, encouraging more neighbors to join. This transfers into the real world, making these connections even more lasting. As more neighbors learn about and join Nextdoor, more brands, businesses and public agencies join to reach them, further enhancing the overall experience. These powerful network effects make Nextdoor more and more valuable as we grow.
We are focused on the following growth strategies:
•Increase neighbors on our network. As of June 30, 2021, we had nearly 47 million claimed households (defined as a household with at least one Verified Neighbor) worldwide. Reaching total penetration in-line with our top quartile U.S. neighborhoods would increase our reach to over 200 million households. To date, we have primarily grown organically, with neighbors inviting other neighbors to connect through word of mouth, email invitations, and mailed invites. Our share of organic traffic has increased as our platform has grown. In 2020, 68% of our new registered neighbors were acquired through organic and unpaid channels, up from 46% in 2019. To continue our momentum and expand our network, we are focused on product-driven growth and global growth.
Our product-driven growth centers around enabling an active valued community, making it easy to discover our platform, invite others to join Nextdoor, and share content. We believe that allowing neighbors to access and discover neighborhood content through online search will drive fast understanding and adoption of our platform. We are adding features such as contact sync which will make it easier for neighbors to invite their friends and family onto Nextdoor. And, making content sharing a more expansive and seamless experience for content creators will encourage new neighbors to join Nextdoor.
Our global growth builds on the successes we have seen in markets outside of the United States. We are still in the early stages of global expansion and will continue to focus on growth in our current international markets, as we evaluate expansion opportunities in additional geographies.
•Increase engagement on our platform. We know once a neighbor joins and experiences the utility and delight of Nextdoor, they are likely to stay. As previously stated, as of June 30, 2021, our three month neighbor retention was 76%. To reinforce an active, valued community, our product-driven growth will focus on inspiring neighbors already on the platform to be fully engaged participants.
We will continue to invest in making it easier to engage, share interests, and create meaningful connections. Creating simple and seamless ways to share conversations, videos, and polls will increase content creation and contribution. Artificial Intelligence (“AI”) tools will provide automatic responses to the right messages at the right time to encourage more engagement. And, improved search and find capabilities will allow greater access to topics with real time interest. At the same time, allowing neighbors to follow multiple neighborhoods will multiply the reasons to engage on Nextdoor.

•Increase monetization on our platform. We are still in the early stages of monetization on our platform and believe there are many vectors for sustained revenue growth. In particular, we are focused on two areas — scaling our advertising business and developing new revenue streams.
Scaling our advertising business involves further improving advertising products and tools, organizing and growing our salesforce, and investing in media agency and channel partner relationships. We are continuing to invest in our self-serve advertising platform which will improve ad relevance and decisioning. Customers will have greater control and transparency, as well as improved measurement. Our self-serve platform will also allow for programmatic advertising. We intend to gain efficiencies in scaling, and be able to focus our salesforce on attracting and retaining larger brands, with opportunities to upsell and partner with them in more meaningful ways. And, with a focus on building media agency relationships, we believe we will gain access to more customers.
Ongoing product investments will allow us to enable and capture potential new revenue in local commerce for goods and services.
Philanthropy
As a purpose driven company, we have started the process of forming the Nextdoor Kind Foundation. The goal of this 501(c)(3) nonprofit foundation is to enable neighbors who want to improve their neighborhoods and lack the funding for their project — whether it is planting a community garden, setting up a sharing tool shed or hosting a neighborhood gathering. Given that Nextdoor brings neighbors together, helps them build relationships so they can get things done, access to capital is yet another step in Nextdoor enabling our purpose.
To that end, following the merger, Nextdoor CEO Sarah Friar, Co-Founders Nirav Tolia, Sarah Leary and Prakash Janakiraman, and founding investor J. William Gurley will each contribute a portion of their personal ownership in Nextdoor to form and sustainably fund the Nextdoor Kind Foundation, a nonprofit foundation dedicated to helping neighbors rejuvenate their neighborhoods through targeted grants.
Technology
Our investments in technology are focused on the following areas: Core Product Development, Business Solutions, and Cloud Infrastructure.
•Core product development. Our product organization focuses on creating and improving products for all our neighbors in the countries in which we operate around the world. Our platform powers hundreds of thousands of neighborhood networks and all the entities that form these neighborhoods across neighbors, businesses, and public agencies. Using machine-learning and proprietary technology, we enable locally relevant conversations, keeping neighbors informed and connected while nurturing civil and kind discussions with solutions like the Neighbor Pledge and the Kindness Reminder.
•Business solutions. Our proprietary Nextdoor Ad Manager (“NAM”) is at the heart of our business solutions, powering our advertising products, advertising technology stack and reporting capabilities. Built with flexibility and modularity at its core, NAM consists of shared targeting, auction, and delivery engines. These capabilities serve all of our customers, ranging from large brands to small business owners. NAM also uses first-party data captured from the billions of daily actions on Nextdoor combined with proprietary neighborhood mapping data from our platform to create differentiated and hyperlocal audience data.
•Cloud infrastructure. We continually invest in the underlying technology platform that powers all of our products and services. From its inception, our infrastructure was built to be cloud-native, applying well-tested design patterns with distributed systems that are linearly scalable and highly flexible. We partner with Amazon Web Services (“AWS”) as our preferred cloud services provider to support our growing platform needs. We enable our engineering resources to focus on improving the products for our neighbors on Nextdoor.

•Development principles. Execution velocity and autonomy are critical pillars of our engineering culture. We employ agile development processes and techniques combined with continuous integration (“CI”) and continuous deployment (“CD”) to empower our teams to rapidly improve our products and the platforms that power them.
Leveraging data generated by usage of our products is a first principle in how we develop, test, and iterate to continually improve the user experience and inform our future product roadmap.
In addition, we build our products to be global-ready and mobile first, with the majority of our neighbors using our iOS and Android mobile apps to interact with our products.
Intellectual property
Our intellectual property and core technological innovations are integral components of our business. To establish and protect our intellectual property, proprietary rights and brand, we rely on a combination of federal, state, and common-law rights in the United States and the rights under the laws of other countries, patents, trademarks, copyrights, domain name, trade secrets, including know-how, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure, and invention assignment agreements, and other contractual rights.
We own a trademark portfolio, including registered trademarks and applications in the United States and other countries, for the marks NEXTDOOR, , and . We have registered domain names that we use in or relate to our business, such as the <nextdoor.com> domain name and country code top level domain name equivalents. As of June 30, 2021, we had seven issued patents and five filed patent applications in the United States and certain other foreign countries. We cannot assure you that any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Additionally, our current and future patents, trademarks, and other intellectual property or other proprietary rights may be contested, circumvented or found unenforceable or invalid. We may not be able to obtain or maintain sufficient protection for or successfully enforce our intellectual property. We license content, technology, and other intellectual property from our partners, and rely on our license agreements with those partners to use the intellectual property. Third parties may assert claims related to intellectual property rights against our partners or us.
For additional information, please see the section entitled “Risk Factors — Risks Related to Intellectual Property.”
Employees
Community is at the heart of Nextdoor and our growing community of employees is our lifeblood. They are a group of diverse, talented, empathetic people who we are honored to call teammates. The wide ranging experiences and perspectives they draw from fuels our efforts to build a global platform that helps cultivate a kinder world where everyone has a neighborhood they can rely on.
As of June 30, 2021, we had 565 full-time employees located in cities around the world.
Competition
We compete in almost every aspect of our business with companies that provide a variety of internet products, services, content, and online advertising, including Facebook, Google, Pinterest, Snap, and Twitter. In addition, aspects of our platform compete with other products and services, including real estate, classifieds, and recommendation and search engines. We compete with these companies to attract, engage, and retain users and to attract and retain advertisers. As we introduce new products, as our platform evolves, or as other companies introduce new products and services, we may become subject to additional competition in other countries.
While our industry is evolving rapidly and is becoming increasingly competitive, we believe that we compete effectively due to our singular focus on creating and strengthening our neighborhood networks, the size and engagement of our user base, our ability to provide neighbors with trusted information from a uniquely local perspective, our value proposition to advertisers including businesses and public agencies, and our powerful network effects.
At its core, Nextdoor is the local graph. Our strengths are real people, hyperlocal proximity, trusted information, local perspective and instant distribution, each of which reinforce each other to create a strong competitive moat.
For additional information, see the section entitled “Risk Factors — Nextdoor’s business is highly competitive. Competition presents an ongoing threat to the success of Nextdoor’s business.”
Government regulation
We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and data protection, intellectual property (including copyright and patent laws), content, rights of publicity, advertising, marketing, competition, protection of minors, consumer protection, taxation, and telecommunications. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business.
We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the Digital Millennium Copyright Act, the Communications Decency Act (“CDA”) and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. However, each of these statutes is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal and state legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages.
The European Union is also reviewing the regulation of digital services, and has introduced the Digital Services Act (“DSA”) a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided by the E-Commerce Directive. Some European jurisdictions and the United Kingdom have also proposed or intend to pass legislation that imposes new obligations and liabilities on platforms with respect to certain types of harmful content. While the scope and timing of these proposals are currently uncertain, if the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States or the European Union or if a court were to disagree with our application of those rules to our service, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, revenue, and financial results could be harmed.
We receive, process, store, use, and share data, some of which contains personal information. We are therefore subject to U.S. federal, state, local, and foreign laws and regulations regarding data privacy and the collection, storage, sharing, use, processing, disclosure and protection of personal information and other data from users, employees or business partners, and we currently, and from time to time, may not be in technical compliance with all such laws. Current or future legislation or regulations in the United States and other jurisdictions, or new interpretations of existing laws and regulations, could significantly restrict or impose conditions on our ability to collect, store, augment, analyze, use, and share data or increase consumer notice or consent requirements before a company can utilize advertising technologies. For example, in Europe, the General Data Protection Regulation (“GDPR”), and in the United Kingdom, the UK General Data Protection Regulation and UK Data Protection Act 2018, apply to our collection, control, processing, sharing, disclosure and use of personal data. The GDPR and UK GDPR impose strict data protection compliance regimes and include significant penalties for non-compliance. In the United States, the California Consumer Privacy Act (“CCPA”) which took effect in January 2020, also establishes certain transparency rules and creates new data privacy rights for users, including rights to access and delete their personal information and new ways to opt-out of certain sales or transfers of their personal information, and provides users with additional causes of action. Additionally, California recently voters approved a new privacy law, the California Privacy Rights Act (“CPRA”). Effective starting on January 1, 2023 (with a look back to January 2022), the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. In addition, Virginia and Colorado enacted the Virginia Consumer Data Protection Act and the Colorado Data Protection Act, respectively, which have similar requirements and obligations to the CCPA.
The costs of complying with these laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows and our geographic scope expands. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure on our part to comply with these laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, financial condition or operating results. Further, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all our products for an extended period of time or indefinitely.
We communicate with lawmakers and regulators in the countries and regions in which we do business. We have a dedicated policy team that monitors legal and regulatory developments and works with policymakers and regulators around the world to help ensure that our perspective is heard in matters of importance to us.
For additional information, see the section entitled “Risk Factors — Risks Related to Legal and Regulatory Matters.”
Facilities
We are headquartered in San Francisco, California and maintain offices in various international locations. All of our facilities are leased. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business or financial results. We have received, and may in the future continue to receive, claims from third parties relating to information or content that is published or made available on our platform, among other types of claims. Our platform relies upon content that is created and posted by neighbors or other third parties. Although content on our platform is typically generated by third parties, and not by us, claims of defamation, disparagement, intellectual property infringement, or other alleged damages could be asserted against us, in addition to our neighbors and customers. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
For additional information, see the section entitled “Risk Factors — Risks Related to Legal and Regulatory Matters.”

NEXTDOOR’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to “we”, “us” or “our” refer to the combined business of Nextdoor, Inc. and its consolidated subsidiaries (collectively, “Nextdoor”) prior to Closing.
The following discussion and analysis provides information which Nextdoor’s management believes is relevant to an assessment and understanding of Nextdoor’s consolidated results of operations and financial condition. The discussion should be read together with “Selected Historical Financial Data of Nextdoor” and the historical consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 and unaudited interim condensed consolidated financial statements as of June 30, 2021 and the six-month periods ended June 30, 2021 and 2020, and the related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the pro forma financial information as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Nextdoor’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus.
Overview
Since our founding, we have had a singular focus on developing our neighborhood network. As of June 30, 2021, Nextdoor was in more than 280,000 neighborhoods around the world. In the United States, nearly 1 in 3 households turn to Nextdoor to receive trusted information, give and get help, and build real-world connections with people and organizations nearby — including neighbors, small and mid-sized businesses, large brands, public agencies, and nonprofits. Nextdoor is the neighborhood network that brings all of these stakeholders together to get things done locally and build thriving communities.
Nextdoor began in the United States, and as of June 30, 2021, our platform was available in 11 countries. Beyond the United States, Nextdoor supports neighborhoods in the United Kingdom, Canada, Australia, Netherlands, France, Spain, Italy, Germany, Sweden, and Denmark. Our sole focus on neighborhoods has allowed us to introduce a range of innovative products and features that drive continuous neighbor acquisition and growth in engagement. As a result, we are increasing neighborhood penetration, and increasingly becoming a weekly and even daily use case. In top neighborhoods across the world we see more than 60% of total neighbors engaging daily on our platform.

10 years of neighborhood-focused innovation

- Neighbor Focus
- Business Focus
- Country Launches

2011-2015

- Newsfeed
- Maps
- Recommendations
- Nearby Neighborhoods
- Public Agency Pages

2016

- Polls
- UK, Netherlands

2017

- Neighborhood Favorites
- Neighborhood Sponsorships
- Sponsored Posts
- Germany

2018

- Interests
- For Sale & Free
- Digest
- France, Italy, Spain, Australia

2019

- Kindness Reminder
- Verification Platform
- Lead Gen Ads
- Sponsored Maps
- Local Deals
- Sweden, Denmark, Canada

2020

- Groups
- Help Map
- Community Reviewers
- Good Neighbor Pledge
- Intro Posts
- COVID-19 Info Reminder
- Posts Beyond Neighborhood
- Video and Carousel Ads
- Hyperlocal Ads
- Business Posts
- Sponsorships Expansion
- Neighborhood Ad Center

2021

- Connections
- Finds
- Browse Other Neighborhoods
- Organization Pages
- Ask a Neighbor
- Notification Center
- Video Tools
- Enhanced Profile
- Product Listings Ads
- Conversion Optimized Ad Targeting Algorithms
- Next-gen Proprietary Ad Server
- 3rd Party Campaign Mgmt Integrations
- Enhanced Attribution
- Sponsored Search Ads Marketplace
- Content API

Nextdoor is a community built on trust and genuine connections. Initially, our priority was to grow our neighborhood network across the United States by adding users that we define as Verified Neighbors, who are individuals who join Nextdoor and have their address verified by us. By requiring neighbors to use their real name and address, we ensure that conversations and interactions on Nextdoor are between real people creating trust and mutual accountability.
To date, we have primarily attracted new neighbors through word-of-mouth, earned media, and through mailed invitations, and kept our content accessible only to Verified Neighbors. While we believe this approach was critical to develop our trusted platform, it also constrained our user growth relative to the total market opportunity. More recently, we have begun investing in new features to inspire neighbors to increase engagement, such as the ability to follow multiple neighborhoods, join interest groups, and make moments more engaging and shareable with enhanced video capabilities.
We took a similarly deliberate approach to our monetization efforts. We serve customers who consist of large brands and small and mid-sized businesses seeking to provide hyperlocal, engaging advertising content to our large and engaged base of neighbors. In 2016, we started to build a sales force to target large brands. We have since developed a range of advertising products that allow our customers to reach neighbors at every stage of the advertising funnel, starting with discovery, onto consideration, and ending with purchase. In 2017, we started to offer Neighborhood Sponsorships to allow businesses to build a reputation, drive awareness, and keep their business top of mind by advertising in the Nextdoor Newsfeed. Our first customers for this product were real estate agents who created automated ad placements to post to the Nextdoor Newsfeed in targeted postal codes. We have since introduced Neighborhood Sponsorships across a range of verticals and have further expanded our offering to include Local Deals and Local Search. In 2020, we launched a self-serve advertising platform to allow all businesses to procure advertisements in the same manner and continued to invest in building new advertising products and measurement capabilities that allow us to further deliver value to our customers. More recently, as we have focused on growing revenue and driving increased yield from advertisement sales, regardless of customer type, we are in the process of further unifying our neighborhood sponsorships and local deals self-serve platform and our self-serve advertising platform so that all customers (including large brands, small and mid-sized businesses, and public agencies) will have access to the same inventory. While we have historically not tracked the amount of revenue by customer category, we were historically able to estimate what portion of our revenue came from large brands versus small and mid-sized businesses based on the way that a customer procured an advertisement, as it has been our experience that large brands had generally procured advertisements through our sales force and small and mid-sized businesses had generally procured advertisements through our neighborhood sponsorships and local deals self-serve platform. However, as a result of our move towards unifying our neighborhood sponsorships and local deals self-serve platform and our self-serve advertising platform, our ability to accurately estimate revenue by customer category has diminished and will continue to diminish. As a result, we are not able to accurately estimate and report revenue by customer category of large brands, small and mid-sized businesses, and public agencies.
Our advertising customers that procured ads through our sales force have historically made up our largest share of revenue and have spanned a wide variety of industry verticals. For the six months ended June 30, 2021, Cable, Technology, and Communications, Financial Services, Home Improvement, Home Security, and Home Services represented our five largest verticals of customers that procured ads through our sales force and, in the aggregate, represented approximately 33% of our revenue, with the remainder of our revenue during the period coming from a wide range of other verticals. For the six months ended June 30, 2021, no vertical of customers that procured ads through our sales force contributed more than 10% of our revenue.
For the six months ended June 30, 2020, Cable, Technology, and Communications, Financial Services, Home Security, Home Services, and Retail represented our five largest verticals of customers that procured ads through our sales force and, in the aggregate, represented approximately 48% of our revenue, with the remainder of our revenue during the period coming from a wide range of other verticals. For the six months ended June 30, 2020, revenue from the Home Security, Retail, and Home Services verticals of customers that procured ads through our sales force contributed approximately 13%, 12%, and 11%, respectively, of our revenue. No other vertical of customers that procured ads through our sales force contributed more than 10% of our revenue during such period.
For the twelve months ended December 31, 2020, Cable, Technology, and Communications, Financial Services, Home Security, Home Services, and Retail represented our five largest verticals of customers that procured ads through our sales force and, in the aggregate, represented approximately 46% of our revenue, with the remainder of our revenue during the period coming from a wide range of other verticals. For the twelve months ended December 31, 2020, revenue from the Retail, Home Security, and Home Services verticals of customers that procured ads through our sales force contributed approximately 13%, 11%, and 10%, respectively, of our revenue. No other vertical of customers that procured ads through our sales force contributed more than 10% of our revenue during such period.
We have historically not tracked the industry verticals of our customers that procure ads through our self-serve platforms and, as a result, the industry vertical information presented is only with respect to customers that have procured ads through our sales force.
As our base of neighbors and customers has grown, we have benefited from powerful network effects. As neighborhood penetration increases, engagement also increases through additional relevant local content that is generated by neighbors on Nextdoor, prompting more engagement from other neighbors, which then leads to higher retention and increasing value for all who are in our network. Once a neighbor joins and experiences the value of Nextdoor, they are very likely to stay and engage with our platform. Historically, we have enjoyed strong user retention, with 76% of Verified Neighbors remaining active on our platform after 3 months, 67% after 6 months, 59% after 12 months, and 57% after 24 months. Our retention rate only includes neighbors who were active in the last 30 days of the period for which our retention rate is calculated. We believe that this strong user retention is due to the utility and community connections that our platform offers neighbors who come to our platform to access trusted information, build real-world connections with those nearby, and get things done locally. Additionally, increases in neighbor reach and engagement enhance the value we offer to customers, leading to improved retention and additional revenue opportunities for us.
We have grown rapidly since our inception. For the six months ended June 30, 2021 and June 30, 2020, we generated revenue of $80.2 million and $51.3 million, respectively, representing year-over-year growth of 56%. For the years ended December 31, 2020 and 2019, we generated revenue of $123.3 million and $82.6 million, respectively, representing year-over-year growth of 49%. We have made significant investments in our platform. Accordingly, we have a history of generating net losses. For the six months ended June 30, 2021, we generated a net loss of $(46.6) million and Adjusted EBITDA of $(28.1) million, as compared to a net loss of $(41.1) million and Adjusted EBITDA of $(30.4) million, respectively, for the six months ended June 30, 2020. For the year ended December 31, 2020, we generated a net loss of $(75.2) million and Adjusted EBITDA of $(50.2) million, as compared to a net loss of $(73.3) million and Adjusted EBITDA of $(58.8) million, respectively, for the year ended December 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” below for more information and for a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.
Key Business Metrics and Non-GAAP Financial Measure
In addition to the measures presented in our consolidated financial statements, we use the following key business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.
Key Business Metrics
Weekly Active Users (WAUs)
We define a Weekly Active User, or WAU, as a Nextdoor user who opens our application, logs on to our website, or engages with an email with monetizable content at least once during a defined 7-day period.1 We calculate average WAUs for a particular period by calculating the count of unique users, on a rolling basis for the past seven days, for each day of that period, and dividing that sum by the number of days in that period. We assess the health of our business by measuring WAUs because we believe that weekly usage best captures the cadence at which we expect a healthy user base to engage with, and derive the most utility from our platform, and by extension their neighborhood. We also present WAUs by geography because we are more advanced in engagement and monetization in the United States than internationally.
In June 2021, Apple announced changes to be introduced to the Apple email client available on its operating systems, including iOS 15, iPadOS 15, and macOS 12, expected to be released in September 2021, including changes which will limit our ability to measure user engagement with emails containing monetizable content for users that use the Apple email client. The introduction of these changes will impact our ability to accurately calculate a portion of WAUs for periods following the adoption of the updated operating systems. Following this introduction, we intend to use estimates for these user engagement numbers based on historical data sets, as well as data from users who engage with Nextdoor’s monetizable content on email clients other than Apple email.
Our WAU for the years ended December 31, 2020 and 2019 was 26.7 million and 19.5 million, respectively. We saw a significant increase in WAUs in the second quarter of 2020, partly due to individuals turning to Nextdoor as a trusted source of information as well as to offer help to other neighbors during the COVID-19 pandemic. Since that quarter, engagement as measured by WAUs has generally remained steady as users have returned to our platform for the utility that it offers them. As illustrated below, our international WAUs have grown at a faster rate than our U.S. WAUs, and we expect this international growth to continue to outpace U.S. growth in the near term.
1 Emails with monetizable content are emails with a primary purpose to regularly inform users about topics that are relevant to them, and are therefore appropriate for delivering ads to users. These emails comprise almost all of the emails that we send our users and include, but are not limited to, new, trending and top posts, weekly and anytime digests, welcome emails and urgent and emergency alerts. We earn revenue from delivery of ad impressions in emails with monetizable content on either a CPM or CPC basis or, with respect to local sponsorships and local deals, on a fixed-fee basis. While we have the ability to serve ads in all emails with monetizable content, we currently only do so on a portion of the total.

Quarterly Average Weekly Active Users
(in millions)

Global
30
20
10
0
15.5
19.2
21.1
22.2
24.6
27.8
27.2
27.1
27.6
29.2
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

A portion of our WAUs visit Nextdoor on a daily basis. We define a daily active user (“DAU”) as a Nextdoor user who opens our application, logs on to our website, or engages with an email with monetizable content at least once during a defined 24 hour period. The proportion of DAUs to WAUs has generally increased over time as our users have increased their engagement with our platform. In 2020, the proportion of global DAUs to WAUs was

52%, up from 47% in 2019. For the six months ended June 30, 2021, the proportion of global DAUs to WAUs was 52%, consistent with the six months ended June 30, 2020.
While included herein, the proportion of DAUs to WAUs is not a key metric utilized by our management in order to manage the business and, further, the ratio of DAUs to WAUs has not historically been a focus of our management. Rather, our management uses WAUs because, while the frequency of user engagement with our platform varies, a weekly cadence represents what management believes to be a representative use case on a neighborhood platform such as Nextdoor and helps to inform our management on the number of impressions that we are able to provide our advertisers. The proportion of DAUs to WAUs, as discussed above, is intended to provide further context on the historical trend of increasing engagement over time. Nextdoor does not currently intend to regularly disclose the proportion of DAUs to WAUs in future periodic filings for New Nextdoor.
Average Revenue per Weekly Active User (ARPU)
We generate revenue primarily from advertising. We measure monetization of our platform through our average revenue per weekly active user, or ARPU, metric. We define ARPU as our total revenue in that geography during a period divided by the average of the number of WAUs in that geography during the same period. We present ARPU on a U.S. and international basis because we are more advanced in our monetization in the United States than internationally.
U.S. ARPU is higher primarily due to our decision to focus our earliest monetization efforts there, the size and maturity of our audience in the United States, as well the size of the U.S. advertising market. For purposes of calculating ARPU, revenue by user geography is apportioned to each region based on a determination of the location of the account where the revenue-generating activities occur. Our ARPU for the years ended December 31, 2020 and 2019 was $4.62 and $4.23, respectively. Our ARPU reflects the seasonality of our advertising revenue, with the fourth quarter typically being the strongest quarter of each year.
Quarterly Average Revenue per User

Global
$2.00
$1.50
$1.00
$0.50
$0.00
$1.06
$1.06
$0.96
$1.16
$0.96
$0.99
$1.17
$1.48
$1.25
$1.57
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

Non-GAAP Financial Measure
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure that represents our net loss adjusted for depreciation and amortization, stock-based compensation, net interest income, provision for income taxes, and acquisition-related costs.
We use Adjusted EBITDA in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance. We believe Adjusted EBITDA is also helpful to investors, analysts and other interested parties because it can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. Adjusted EBITDA has limitations as an analytical tool, however, and you should not consider it in isolation or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by the types of items excluded from the calculation of Adjusted EBITDA. Adjusted EBITDA is not presented in accordance with GAAP and the use of this term varies from others in our industry.
The following is a reconciliation of Adjusted EBITDA to the most comparable GAAP measure, net loss:

	Six Months Ended June 30,		Years Ended December 31,
(in thousands)	2021	2020	2020	2019
Net loss	$(46,639)	$(41,132)	$(75,234)	$(73,281)
Depreciation and amortization	2,155	1,254	3,058	2,092
Stock-based compensation	16,379	10,047	22,608	14,081
Interest income	(65)	(621)	(727)	(2,452)
Provision for income taxes	69	88	127	156
Acquisition-related costs	—	—	—	624
Adjusted EBITDA	$(28,101)	$(30,364)	$(50,168)	$(58,780)

Factors Affecting Our Performance
Growth in and Engagement of Users. We measure growth in, and engagement of, users by tracking WAUs and Verified Users (which we also refer to as Verified Neighbors). As the size and engagement of our user base grows, we believe the potential to increase our revenue grows.
We attract users through several channels including word-of-mouth, mailed invitations, email and text invitations, and our contact sync feature. During 2020, 68% of our new Verified Users were acquired through organic and unpaid channels. We complement our organic growth with paid marketing, which primarily focuses on newer neighborhoods where we have lower levels of penetration and are focused on growing our user base. This includes neighborhoods in international countries where we are in earlier stages of growth.
We may face challenges increasing the size and engagement of our user base due to a number of factors including competition, challenges in acquiring and engaging users, or changes in regulations.
Growth in Monetization. Monetization trends, which are reflected in our ARPU, are a key factor that affects our revenue and financial results. We are in the early stages of our monetization efforts. To increase monetization, we are focused on serving more national brands by building out our salesforce, and enhancing our self-serve tools for our customers. We are also focused on increasing our user base and engagement in the United States and internationally, which will increase the opportunities for businesses to advertise on Nextdoor.
There are many variables that impact ARPU, including the number of ad impressions shown on our platform and the price per ad, which depends on a number of factors including the engagement of our user base, the number and diversity of our customers, seasonality of advertising spend, our customers’ advertising objectives, advertising performance, the effectiveness of our advertising products, our ability to measure that effectiveness for our customer, and the effect of geographic differences on each of these factors.
Due to our decision to focus our earliest monetization efforts in the United States, we have less experience monetizing international markets and therefore may experience challenges scaling and monetizing these markets. The international advertising market is also less mature than the U.S. digital advertising market.
Investment for Growth. We intend to continue to invest in technology that we believe will enhance user and customer experiences. We also intend to continue to invest heavily in our advertising products, including our self-serve advertising platform and first-party and third-party ad measurement tools, as well as our sales team. Our ability to grow our user base, attract new advertisers, increase our revenue, and expand our total addressable market will depend, in part, on our ability to continue innovating.
International Expansion. Our early proof points from launches in 10 countries outside of the United States show user engagement across international markets on par with the U.S. market. We believe that increased international monetization presents an important opportunity for growth, and we are working on localizing our product and expanding our operations to better serve our international user and customer base. We are still in the early stages of global expansion and will continue to evaluate expansion opportunities in our current international markets, and also in additional geographies. Over time, we believe that international WAUs can grow rapidly. We also believe that we can increase the monetization of users in international markets and that we can increase long-term ARPU for international WAUs from current levels. While we expect to grow ARPU for international WAUs, we still expect this to be lower than ARPU for U.S. WAUs. We expect that our international expansion will require significant investment. Although our investments in international expansion may adversely affect our operating results in the near term, we believe that they will contribute to our long-term growth. If our near-term investments do not lead to increased international WAUs and ARPU and expected revenue growth over time, we may not achieve or, if achieved, maintain profitability and our growth rates may slow or decline.
Seasonality. Industry advertising spend tends to be strongest in the fourth quarter, and we observe a similar pattern in our historical revenue. Our significant growth has partially masked these trends in historical periods, and we expect seasonality to become more pronounced in the future.

Components of Results of Operations
Revenue
We generate substantially all of our revenue from the delivery of advertisements on our platform which includes the delivery of advertising impressions sold on a cost per thousand, or CPM, basis and cost per click, or CPC, basis, as well as local sponsorships and local deals which are sold on a fixed-fee basis. The majority of our revenue is generated in the United States.
Cost of Revenue
Cost of revenue consists primarily of expenses associated with the delivery of our revenue generating activities, including the third-party cost of hosting our platform and allocated personnel-related costs, which include salaries, benefits, and stock-based compensation for employees engaged in development of our revenue generating products. Cost of revenue also includes third-party costs associated with delivering and supporting our advertising products and credit card transaction fees related to processing customer transactions.
We expect cost of revenue will increase on an absolute dollar basis as neighbor activity on our platform increases. While we expect to realize scale benefits over time, our cost of revenue as a percentage of revenue may vary from period-to-period and is expected to increase modestly over the near and medium term as we invest in new products and features to further increase platform engagement.
Operating Expenses
Research and Development
Research and development expenses consist primarily of personnel-related costs, including salaries, benefits, and stock-based compensation for our employees engaged in research and development, as well as costs for consultants, contractors and third-party software. In addition, allocated overhead costs, such as facilities, information technology, and depreciation are included in research and development expenses.
We expect research and development expenses will increase on an absolute dollar basis due to investments that we are making in our platform. We expect that research and development expenses as a percentage of revenue will vary from period-to-period over the short term and decrease over the long term.
Sales and Marketing
Sales and marketing expenses consist of personnel-related and other costs which include salaries, commissions, benefits, and stock-based compensation for employees engaged in sales and marketing activities as well as other costs including third-party consulting, public relations, allocated overhead costs, and amortization of acquired intangible assets. Sales and marketing expenses also include brand and performance marketing for both user and small and mid-sized customer acquisition, and neighbor services, which includes personnel-related costs for our neighbor support team, our outsourced neighbor support function, and verification costs.
Performance marketing costs related to user acquisition largely consist of the distribution of mailed invitations and, to a lesser extent, digital advertising. Performance marketing costs related to small and mid-sized customer acquisition largely consists of digital advertising and, to a lesser extent, direct mail campaigns. Fluctuations in our performance marketing expenses are driven by a variety of factors, including but not limited to: our target geographies, whether we are acquiring users or businesses, assessment of return on investment of marketing spend, strategic priorities, and seasonal factors.
We expect sales and marketing expenses will increase on an absolute dollar basis due to continued investment in sales activities, increased investment in marketing to acquire users, small and mid-sized customers, and further investment in international expansion. We expect sales and marketing expenses as a percentage of revenue will vary from period-to-period over the short term and decrease over the long term.

General and Administrative
General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits, and stock-based compensation for certain executives, finance, legal, information technology, human resources, and other administrative employees. In addition, general and administrative expenses include fees and costs for professional services, including consulting, third-party legal and accounting services, and allocated overhead costs.
We expect general and administrative expenses will increase on an absolute dollar basis for the foreseeable future to support our growth as well as due to additional costs associated with legal, accounting, compliance, investor relations, and other costs as we become a public company. We expect general and administrative expenses as a percentage of revenue will vary from period-to-period over the short term and decrease over the long term.
Interest Income
Interest income consists of interest earned on our cash, cash equivalents, and marketable securities.
Other Income (Expense), Net
Other income (expense), net consists primarily of unrealized gains and losses from the re-measurement of monetary assets and liabilities denominated in non-functional currencies, and foreign currency transaction gains and losses.
Provision for Income Taxes
The provision for income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance on our U.S. federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred tax assets will not be realized.

Results of Operations
The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The following table sets forth our results of operations for the periods presented.

	Six Months Ended June 30,		Years Ended December 31,
(in thousands, except per share data)	2021	2020	2020	2019
Revenue	$80,165	$51,341	$123,284	$82,552
Costs and expenses(1):
Cost of revenue	12,937	9,831	21,586	13,740
Research and development	44,151	31,811	69,231	42,649
Sales and marketing	49,250	38,025	80,325	80,995
General and administrative	20,288	13,452	28,793	20,653
Total costs and expenses	126,626	93,119	199,935	158,037
Loss from operations	(46,461)	(41,778)	(76,651)	(75,485)
Interest income	65	621	727	2,452
Other income (expense), net	(174)	113	817	(92)
Loss before income taxes	(46,570)	(41,044)	(75,107)	(73,125)
Provision for income taxes	69	88	127	156
Net loss	$(46,639)	$(41,132)	$(75,234)	$(73,281)
__________________
(1)Includes stock-based compensation expense as follows:

	Six Months Ended June 30,		Years Ended December 31,
(in thousands)	2021	2020	2020	2019
Cost of revenue	$598	$433	$905	$482
Research and development	8,274	4,534	10,235	4,615
Sales and marketing	2,750	1,118	3,403	2,160
General and administrative	4,757	3,962	8,065	6,824
Total	$16,379	$10,047	$22,608	$14,081

The following table sets forth the components of our consolidated statements of operations as a percentage of revenue for each of the periods presented:

	Six Months Ended June 30,		Years Ended December 31,
(as a percentage of total revenue)	2021	2020	2020	2019
Revenue	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	16	19	18	17
Research and development	55	62	56	52
Sales and marketing	61	74	65	98
General and administrative	25	26	23	25
Total costs and expenses	158	181	162	191
Loss from operations	(58)	(81)	(62)	(91)
Interest income	—	1	1	3
Other income (expense), net	—	—	1	—
Loss before income taxes	(58)	(80)	(61)	(89)
Provision for income taxes	—	—	—	—
Net loss	(58)%	(80)%	(61)%	(89)%
Note: Certain figures may not sum due to rounding.
Comparison of the Six Months Ended June 30, 2021 and 2020
Revenue

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2021	2020	$	%
Revenue	$80,165	$51,341	$28,824	56%
Revenue increased by $28.8 million, or 56%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily due to increased advertiser demand across our product offerings, our growing sales team, and increased user engagement as measured by an 8% increase in WAUs. ARPU increased 44% primarily due to a 31% increase in the number of impressions delivered and an 11% increase in the price per delivered impression, both of which outpaced WAU growth during the period.
Cost of revenue

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2021	2020	$	%
Cost of revenue	$12,937	$9,831	$3,106	32%
Cost of revenue increased by $3.1 million, or 32%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily due to $2.0 million higher third-party hosting costs due to increased user growth and engagement, a $0.5 million increase in credit card transaction fees related to processing customer transactions and a $0.4 million increase in costs associated with delivering advertisements on our platform.
Research and development

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2021	2020	$	%
Research and development	$44,151	$31,811	$12,340	39%

Research and development expenses increased by $12.3 million, or 39%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily due to a $9.1 million increase in personnel-related costs and a $1.4 million increase in third-party software costs.
Sales and marketing

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2021	2020	$	%
Personnel-related and other	$26,862	$20,217	$6,645	33%
Brand and performance marketing	16,450	12,555	3,895	31%
Neighbor services	5,938	5,253	685	13%
Total sales and marketing	$49,250	$38,025	$11,225	30%
Sales and marketing expenses increased by $11.2 million, or 30%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was due to a $6.6 million increase in personnel-related and other costs which was primarily driven by growth in sales activities, and a $5.2 million increase in performance marketing costs to acquire small and mid-sized customers, partially offset by $1.3 million in lower performance marketing costs for user acquisition.
General and administrative

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2021	2020	$	%
General and administrative	$20,288	$13,452	$6,836	51%
General and administrative expenses increased by $6.8 million, or 51%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily due to a $2.8 million increase in personnel-related costs and a $2.7 million increase in professional fees.
Interest income

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2021	2020	$	%
Interest income	$65	$621	$(556)	(90)%
Interest income decreased by $0.6 million, or 90%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 primarily due to a decline in effective market yields on our marketable securities.
Other income (expense), net

	Six Months Ended June 30,		Change
(in thousands, except percentages) (NM = Not Meaningful)	2021	2020	$	%
Other income (expense), net	$(174)	$113	$(287)	NM
Other income (expense), net decreased by $0.3 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The decrease was primarily due to the periodic re-measurement of monetary assets and liabilities denominated in non-functional currencies.

Provision for income taxes

	Six Months Ended June 30,		Change
(in thousands, except percentages) (NM = Not Meaningful)	2021	2020	$	%
Provision for income taxes	$69	$88	$(19)	NM
Provision for income taxes decreased by $0.02 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The decrease was primarily due to taxes related to our foreign subsidiaries.
Comparison of the Years Ended December 31, 2020 and 2019
Revenue

	Years Ended December 31,		Change
(in thousands, except percentages)	2020	2019	$	%
Revenue	$123,284	$82,552	$40,732	49%
Revenue increased by $40.7 million, or 49%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to increased advertiser demand across our product offerings, our growing sales team, and increased user engagement as measured by a 37% increase in WAUs. ARPU increased 9% primarily due to an approximate 99% increase in the number of impressions delivered, which outpaced WAU growth during the period, offset in part by a 31% decrease in the price per delivered impression.
Cost of revenue

	Years Ended December 31,		Change
(in thousands, except percentages)	2020	2019	$	%
Cost of revenue	$21,586	$13,740	$7,846	57%
Cost of revenue increased by $7.8 million, or 57%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to $4.9 million higher third-party hosting costs due to increased user growth and engagement, a $1.8 million increase in allocated personnel-related costs, and a $1.3 million increase in costs associated with delivering advertisements on our platform.
Research and development

	Years Ended December 31,		Change
(in thousands, except percentages)	2020	2019	$	%
Research and development	$69,231	$42,649	$26,582	62%
Research and development expenses increased by $26.6 million, or 62%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to a $21.9 million increase in personnel-related costs, a $2.7 million increase in third-party software costs, and a $1.7 million increase in allocated overhead costs primarily due to the commencement of the lease for our new headquarters.
Sales and marketing

	Years Ended December 31,		Change
(in thousands, except percentages)	2020	2019	$	%
Personnel-related and other	$45,622	$32,890	$12,732	39%
Brand and performance marketing	23,666	38,901	(15,235)	(39)%
Neighbor services	11,037	9,204	1,833	20%
Total sales and marketing	$80,325	$80,995	$(670)	(1)%

Sales and marketing expenses decreased by $0.7 million, or 1%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to $17.7 million of lower performance marketing costs for user acquisition, partially offset by a $2.5 million increase in performance marketing costs to acquire small and mid-sized customers, a $12.7 million increase in personnel-related and other costs, which was primarily driven by growth in our marketing team and a $3.0 million increase in consulting fees related to our brand redesign and brand campaign management. In addition, neighbor services expenses increased $1.8 million due to the growth of our user base and the corresponding neighbor support and verification costs.
General and administrative

	Years Ended December 31,		Change
(in thousands, except percentages)	2020	2019	$	%
General and administrative	$28,793	$20,653	$8,140	39%
General and administrative expenses increased by $8.1 million, or 39%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to a $6.8 million increase in personnel-related costs and a $1.2 million increase in third-party software costs.
Interest income

	Years Ended December 31,		Change
(in thousands, except percentages)	2020	2019	$	%
Interest income	$727	$2,452	$(1,725)	(70)%
Interest income decreased by $1.7 million, or 70%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to a steady decline in interest rates on our marketable securities beginning in the second half of 2019 and throughout 2020.
Other income (expense), net

	Years Ended December 31,		Change
(in thousands, except percentages) (NM = Not Meaningful)	2020	2019	$	%
Other income (expense), net	$817	$(92)	$909	NM
Other income (expense), net increased by $0.9 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to periodic re-measurement of monetary assets and liabilities denominated in non-functional currencies.
Provision for income taxes

	Years Ended December 31,		Change
(in thousands) (NM = Not Meaningful)	2020	2019	$	%
Provision for income taxes	$127	$156	$(29)	NM
Provision for income taxes decreased by $0.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to a reduction in foreign income tax expenses.
Unaudited Quarterly Results of Operations Data
The following table sets forth our unaudited quarterly consolidated results of operations for each of the ten quarters in the period ended June 30, 2021. The unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this proxy statement. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for any quarter are not necessarily indicative of the results to be expected for a full year or any other period.

	Three Months Ended
(in thousands)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Revenue	$45,778	$34,387	$40,117	$31,826	$27,594	$23,747	$25,612	$20,248	$20,237	$16,455
Costs and expenses:
Cost of revenue	6,600	6,337	6,409	5,346	5,106	4,725	4,690	3,527	2,987	2,536
Research and development	23,331	20,820	18,661	18,759	16,777	15,034	14,447	11,321	9,203	7,678
Sales and marketing	26,356	22,894	22,189	20,111	17,955	20,070	20,330	23,064	19,158	18,443
General and administrative	10,959	9,329	8,254	7,087	6,961	6,491	6,162	5,466	4,757	4,268
Total costs and expenses	67,246	59,380	55,513	51,303	46,799	46,320	45,629	43,378	36,105	32,925
Loss from operations	(21,468)	(24,993)	(15,396)	(19,477)	(19,205)	(22,573)	(20,017)	(23,130)	(15,868)	(16,470)
Interest income	25	40	45	61	116	505	693	903	579	277
Other income (expense), net	(26)	(148)	420	284	100	13	9	(88)	10	(23)
Loss before income taxes	(21,469)	(25,101)	(14,931)	(19,132)	(18,989)	(22,055)	(19,315)	(22,315)	(15,279)	(16,216)
Provision for (benefit from) income taxes	30	39	5	34	94	(6)	62	47	31	16
Net loss	$(21,499)	$(25,140)	$(14,936)	$(19,166)	$(19,083)	$(22,049)	$(19,377)	$(22,362)	$(15,310)	$(16,232)
______________
(1)Stock-based compensation expense included in above line items:

	Three Months Ended
(in thousands)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Cost of revenue	$334	$264	$225	$247	$231	$202	$218	$125	$81	$58
Research and development	4,880	3,394	2,862	2,839	2,321	2,213	2,041	1,361	746	467
Sales and marketing	1,473	1,277	1,213	1,072	656	462	598	507	620	435
General and administrative	2,480	2,277	2,098	2,005	2,108	1,854	1,784	1,701	1,937	1,402
Total	$9,167	$7,212	$6,398	$6,163	$5,316	$4,731	$4,641	$3,694	$3,384	$2,362

The following table sets forth the components of our consolidated statements of operations as a percentage of revenue for each of the periods presented:

	Three Months Ended
(as a percentage of total revenue)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Costs and Expenses:
Cost of revenue	14	18	16	17	19	20	18	17	15	15
Research and development	51	61	47	59	61	63	56	56	45	47
Sales and marketing	58	67	55	63	65	85	79	114	95	112
General and administrative	24	27	21	22	25	27	24	27	24	26
Total costs and expenses	147	173	138	161	170	195	178	214	178	200
Loss from operations	(47)	(73)	(38)	(61)	(70)	(95)	(78)	(114)	(78)	(100)
Interest income	—	—	—	—	—	2	3	4	3	2
Other income (expense), net	—	—	1	1	—	—	—	—	—	—
Loss before income taxes	(47)	(73)	(37)	(60)	(69)	(93)	(75)	(110)	(76)	(99)
Provision for (benefit from) income taxes	—	—	—	—	—	—	—	—	—	—
Net loss	(47)%	(73)%	(37)%	(60)%	(69)%	(93)%	(76)%	(110)%	(76)%	(99)%
Note: Certain figures may not sum due to rounding.
Quarterly Trends
Revenue
Advertising spending is traditionally seasonally strong in the fourth quarter of each year and weakest in the first quarter of each year. This seasonality in advertising spending affects our quarterly results. For the periods presented, we experienced growth in quarterly revenue for each quarter of the year, and then a decline from the fourth quarter of the year to the following first quarter. For instance, our revenue in the fourth quarter of both 2019 and 2020 increased 26% as compared to the third quarter of both 2019 and 2020, while revenue in the first quarter of 2020 decreased 7% as compared to the fourth quarter of 2019 and advertising revenue for the first quarter of 2021 decreased 14% compared to the fourth quarter of 2020. The growth in our business may have partially masked these seasonal trends to date and the seasonal impacts may be more pronounced in the future.
Cost of revenue
Cost of revenue generally increased sequentially in each of the quarters presented primarily as a result of higher third-party hosting costs driven by user growth and engagement.
Research and development
Research and development expenses generally increased sequentially in each of the quarters presented primarily as a result of increased personnel-related costs as we continued to invest in innovation of our platform.
Sales and marketing
Sales and marketing expenses increased sequentially in each of the quarters presented, with the exception of the fourth quarter in 2019 and the second quarter of 2020. These increases were primarily as a result of increased personnel-related costs and higher brand and performance marketing spend. In the fourth quarter of 2019 and the second quarter of 2020, we reduced performance marketing spend for user acquisition. Further reduction in performance marketing spend for user acquisition in the third quarter of 2020 was offset by increased spend for small and mid-sized customer acquisition and sales personnel costs.
General and administrative
General and administrative expenses increased sequentially in each of the quarters presented primarily as a result of an increase in personnel-related costs as we continued to invest in general and administrative functions.
Provision for income taxes
On a quarterly basis, provision for income taxes has fluctuated primarily due to foreign taxes.
Non-GAAP Financial Measure
Adjusted EBITDA
The following table presents a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

	Three Months Ended
(in thousands)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Net Loss	$(21,499)	$(25,140)	$(14,936)	$(19,166)	$(19,083)	$(22,049)	$(19,377)	$(22,362)	$(15,310)	$(16,232)
Add (deduct):
Depreciation and amortization	1,072	1,083	974	830	726	528	1,102	337	332	321
Stock-based compensation	9,167	7,212	6,398	6,163	5,316	4,731	4,641	3,694	3,384	2,362
Interest income	(25)	(40)	(45)	(61)	(116)	(505)	(693)	(903)	(579)	(277)
Provision for (benefit from) income taxes	30	39	5	34	94	(6)	62	47	31	16
Acquisition-related costs	—	—	—	—	—	—	26	598	—	—
Adjusted EBITDA	$(11,255)	$(16,846)	$(7,604)	$(12,200)	$(13,063)	$(17,301)	$(14,239)	$(18,589)	$(12,142)	$(13,810)
Liquidity and Capital Resources
Since inception, we have generated negative cash flows from operations and have primarily financed our operations from net proceeds received from the sale of equity securities and payments received from our customers. As of June 30, 2021, we had raised an aggregate of $470.9 million, net of issuance costs, through the sales of redeemable convertible preferred stock and issuance of restricted stock. We currently have no debt outstanding.
We have generated losses from our operations, as reflected in our accumulated deficit of $431.7 million as of June 30, 2021. We incurred operating losses and cash outflows from operations by supporting the growth of our business. We expect these losses and operating cash outflows to continue for the foreseeable future. We also expect to incur significant research and development, sales and marketing, and general and administrative expenses over the next several years in connection with the continued development and expansion of our business.
As of June 30, 2021, we had $113.6 million in cash, cash equivalents, and marketable securities. We believe that our existing cash, cash equivalents, and marketable securities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.
Our future capital requirements will depend on many factors, including the rate of our revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings and features, and the continuing market adoption of our platform. We may in the future enter into arrangements to acquire or invest in complementary companies, products or technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to secure timely additional financing on favorable terms, if at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, it could reduce our ability to compete successfully and harm our business, results of operations, and financial condition.
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,		Years Ended December 31,
(in thousands)	2021	2020	2020	2019
Net cash used in operating activities	$(25,593)	$(25,600)	$(41,604)	$(63,962)
Net cash provided by (used in) investing activities	$12,865	$57,869	$36,792	$(73,809)
Net cash provided by financing activities	$7,457	$2,193	$6,367	$174,571
Operating activities
Cash used in operating activities during the six months ended June 30, 2021 was $25.6 million which resulted from a net loss of $(46.6) million, adjusted for non-cash charges of $18.7 million and net cash inflows of $2.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $16.4 million of stock-based compensation expense and $2.2 million of depreciation and amortization expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $3.3 million decrease in operating lease right-of-use assets due to normal amortization, a $1.6 million increase in accrued expenses and other current liabilities, and a $0.9 million increase in accounts payable. These amounts were partially offset by a $2.5 million decrease in operating lease liabilities due to lease payments and a $1.4 million decrease in prepaid expenses and other current assets.
Cash used in operating activities during the six months ended June 30, 2020 was $25.6 million, which resulted from a net loss of $(41.1) million, adjusted for non-cash charges of $11.4 million and net cash inflows of $4.1 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $10.0 million of stock-based compensation expense and $1.3 million of depreciation and amortization expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $4.6 million increase in accrued expenses and other current liabilities, a $1.3 million decrease in operating lease right-of-use assets due to normal amortization, and an $0.8 million increase in accounts payable. These amounts were partially offset by a $1.5 million decrease in operating lease liabilities due to lease payments.
Cash used in operating activities during the year ended December 31, 2020 was $41.6 million which resulted from a net loss of $(75.2) million, adjusted for non-cash charges of $26.2 million and net cash inflows of $7.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $22.6 million of stock-based compensation expense and $3.1 million of depreciation and amortization expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $7.7 million increase in accrued expenses and other current liabilities, a $5.2 million decrease in operating lease right-of-use assets due to normal amortization, and a $2.5 million decrease in prepaid expenses and other current assets. These amounts were partially offset by a $4.5 million decrease in operating lease liabilities due to lease payments and a $3.2 million increase in accounts receivable.
Cash used in operating activities during the year ended December 31, 2019 was $64.0 million which resulted from a net loss of $(73.3) million, adjusted for non-cash charges of $16.1 million and net cash outflows of $6.8 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $14.1 million of stock-based compensation expense and $2.1 million of depreciation and amortization expense. The net cash outflow from changes in operating assets and liabilities was primarily the result of a $5.2 million increase in accounts receivable, a $4.6 million increase in prepaid expenses and other current assets, and $2.4 million decrease in operating lease liabilities, partially offset by a $3.1 million decrease in operating lease right-of-use assets and a $1.8 million increase in accounts payable.

Investing activities
Cash provided by investing activities for the six months ended June 30, 2021 was $12.9 million, which consisted of proceeds from maturities of marketable securities of $33.8 million. This was offset by the purchases of marketable securities of $14.6 million and the purchase of property and equipment of $6.3 million.
Cash provided by investing activities for the six months ended June 30, 2020 was $57.9 million, which consisted of maturities of marketable securities of $79.4 million and proceeds from sales of marketable securities of $21.8 million, partially offset by the purchases of marketable securities of $41.6 million and the purchase of property and equipment of $1.8 million.
Cash provided by investing activities for the year ended December 31, 2020 was $36.8 million which consisted of proceeds from sales of marketable securities of $21.8 million and maturities of marketable securities of $97.6 million. This was offset by the purchase of marketable securities of $77.6 million and the purchase of property and equipment of $5.0 million related to our new San Francisco headquarters.
Cash used in investing activities for the year ended December 31, 2019 was $73.8 million which consisted primarily of the purchase of marketable securities of $90.6 million and cash paid for an acquisition, net of cash acquired of $5.2 million. This was offset by proceeds from sales of marketable securities of $0.2 million and maturities of marketable securities of $22.3 million.
Financing activities
Cash provided by financing activities for the six months ended June 30, 2021 was $7.5 million, which reflect $7.9 million of proceeds from the exercise of stock options, net of repurchases. This was offset by the payment of deferred transaction costs of $0.4 million.
Cash provided by financing activities for the six months ended June 30, 2020 and the year ended December 31, 2020 was $2.2 million and $6.4 million, respectively, which reflect proceeds from the exercise of stock options, net of repurchases.
Cash provided by financing activities for the year ended December 31, 2019 was $174.6 million which consisted of proceeds from the issuance of Series H redeemable convertible preferred stock of $169.8 million, net of issuance costs, and proceeds from the exercise of stock options of $4.8 million, net of repurchases.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of June 30, 2021:

	Payments Due By Period
(in thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease commitments(1)	$85,977	$4,948	$20,392	$21,634	$39,003
Non-cancellable purchase commitments(2)	59,964	8,886	40,661	10,417	—
Total contractual obligations and commitments	$145,941	$13,834	$61,053	$32,051	$39,003
__________________
(1)The contractual commitment amounts under operating leases in the table above are primarily related to corporate office facility leases.
(2)As of June 30, 2021, our non-cancellable purchase commitments primarily related to third-party hosting costs. These purchase commitments were not recorded as liabilities on the consolidated balance sheet as of June 30, 2021, as we had not yet received the related services.
Contractual obligations as of December 31, 2020 totaled $53.9 million primarily related to corporate office facility leases. The increase in contractual obligations as of June 30, 2021 compared to December 31, 2020 relates to a $57.0 million commitment for third-party hosting costs entered into in May 2021 as well as the second and final portion of our San Francisco headquarters lease which commenced in January 2021.

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements and did not have any such arrangements during the periods presented.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial condition due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.
Interest Rate Risk
As of June 30, 2021, we had cash and cash equivalents of $79.6 million and marketable securities of $34.0 million. Our cash and cash equivalents consist of cash in bank accounts, demand deposits and money market funds. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Due to the relatively short-term nature of our investment portfolio, a hypothetical 100 basis point change in interest rates would not have a material effect on the fair value of our portfolio for the periods presented.
Foreign Currency Risk
The functional currencies of our foreign subsidiaries are denominated in the respective local currencies as of January 1, 2020. Prior to January 1, 2020 the functional currency of our foreign subsidiaries was U.S. Dollars. Our sales are typically denominated in the local currency of the country in which the sale was made. The majority of our revenue is denominated in U.S. Dollars. As such, our revenue is not currently exposed to significant foreign currency risk. Our operating expenses are generally denominated in the currency of the countries in which the operations are located, and are subject to fluctuations due to changes in foreign currency exchange rates, particularly the British Pound, the Euro, Canadian Dollar and the Australian Dollar. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. During the six months ended June 30, 2021 and 2020, and for the years ended December 31, 2020 and 2019, we do not believe a 10% change in the relative value of the U.S. Dollar would have materially affected our consolidated financial statements. To date, we have not had a formal hedging program with respect to foreign currency, but we may do so in the future if our exposure to foreign currency should become more significant.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with GAAP. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.
The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.
Revenue Recognition
We generate a majority of our revenue from the delivery of advertising services.
We determine revenue recognition through the following steps:
1)Identification of the contract, or contracts, with a customer
2)Identification of the performance obligations in the contract
3)Determination of the transaction price

4)Allocation of the transaction price to the performance obligations in the contract
5)Recognition of revenue when, or as, we satisfy a performance obligation
We recognize advertising revenue after satisfying our contractual performance obligation, which, for the majority of our advertising arrangements, is when an advertising impression is displayed to users. None of our arrangements contain minimum impression guarantees. We typically bill advertisers on a monthly basis and our payment terms vary by customer type and location. We have other advertising arrangements for the sale of local sponsorship and local deals which are typically fixed-fee arrangements and revenue is recognized on a straight-line basis over the non-cancellable contractual term of the agreement, generally beginning on the date our service is made available to the customer.
Deferred Revenue
In certain advertising arrangements we require payment upfront from our customers. We record deferred revenue when we collect cash from customers in advance of revenue recognition.
Leases
At the inception of our contracts we determine if the contract is or contains a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Operating leases consist of real estate leases and are included in operating lease right-of-use assets and operating lease liabilities on our consolidated balance sheets at commencement date based on the present value of remaining fixed lease payments.
When the discount rate implicit in the lease cannot be readily determined, we use the applicable incremental borrowing rate at lease commencement in order to discount lease payments to present value for purposes of performing lease classification tests and measuring the lease liability. The incremental borrowing rate is a hypothetical rate based on the rate of interest we would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment.
Stock-based compensation
Stock-based compensation expense for stock-based awards is measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations on a straight-line basis over the requisite service period of the awards. The grant date fair value of stock options granted is estimated using the Black-Scholes option pricing model. Forfeitures are accounted for as they occur. Historically, our stock option awards and restricted stock permitted early exercise. The unvested portion of shares exercised is recorded as a liability on our consolidated balance sheets and reclassified into stockholders’ deficit as vesting occurs.
The Black-Scholes option-pricing model requires the use of highly subjective assumptions. These assumptions are estimated as follows:
•Fair Value of Common Stock—See “Common Stock Valuations” below;
•Expected Volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our stock options at their grant date by taking the weighted average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the options;
•Expected Term—We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior;

•Risk Free Interest Rate—We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term; and
•Dividend Yield—We utilize a dividend yield of zero, as we do not currently issue dividends and do not expect to in the future.
Common Stock Valuations
Prior to the Business Combination, given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors determined the best estimate of the fair value of our common stock exercising reasonable judgment and considering numerous objective and subjective factors. These factors included:
•contemporaneous third-party valuations of our common stock;
•the prices at which we or other holders sold our common and redeemable convertible preferred stock to third-party investors in arms-length transactions;
•the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;
•our financial condition, results of operations, and capital resources;
•our current business conditions and projections;
•the operational and financial performance of comparable publicly traded companies;
•the lack of marketability of our common stock;
•the likelihood of achieving a liquidity event, such as an initial public offering, a merger, or acquisition of our company given prevailing market conditions;
•the history and nature of our business, industry trends, and competitive environment; and
•general economic outlook including economic growth, inflation, unemployment, interest rate environment, and global economic trends.
In determining the fair value of our common stock, we first determine the enterprise value of our business, and then allocate the value among the various classes of our equity securities to derive a per share value of our common stock.
The enterprise value of our business was primarily estimated by reference to the closest round of equity financing preceding the date of the valuation. In a few cases, we also utilized the income and market approaches. The income approach estimates the value of our business based on the future cash flows we expect to generate discounted to their present value using an appropriate discount rate to reflect the risk of achieving the expected cash flows. The market approach estimates the value of our business by applying valuation multiples derived from the observed valuation multiples of comparable public companies to our expected financial results.
In allocating the enterprise value of our business among the various classes of stock prior to March 2021, we used the option pricing method, or OPM, which models each class of stock as a call option with a unique claim on our assets. We used a combination of probability weighted OPM and probability weighted expected return method, or PWERM, to allocate the enterprise value of our business among the various classes of stock since March 31, 2021. PWERM approach involves the estimation of forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include a SPAC merger and an initial public offering, or IPO, of our common stock. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability and timing of both SPAC and IPO liquidity events, as well as the values we expect those outcomes could yield.
After the allocation to the various classes of stock, a discount for lack of marketability, or DLOM, is applied to arrive at a fair value of the common stock. A DLOM accounts for the lack of marketability of a stock that is not traded on public exchanges. In making the final determination of common stock value, consideration is also given to the recent sales of common stock. In addition, we also considered any secondary transactions involving our capital stock and evaluated the nature of these transactions, including the average selling prices.
Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Following the Business Combination, it will not be necessary to determine the fair value of our common stock as the shares will be traded in a public market.
Income Taxes
We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our uncertain tax positions. We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.
We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. We make an assessment of the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.
JOBS Act Accounting Election
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. KVSB is an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period.
New Nextdoor expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date New Nextdoor (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare New Nextdoor’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 2 of the accompanying audited consolidated financial statements and unaudited condensed consolidated financial statements of Nextdoor included elsewhere in this proxy statement/prospectus for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2020 and 2019 and for the six months ended June 30, 2021.
In addition, New Nextdoor intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, New

Nextdoor intends to rely on such exemptions, New Nextdoor is not required to, among other things: (a) provide an auditor’s attestation report on New Nextdoor’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; and (c) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
New Nextdoor will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of New Nextdoor’s first fiscal year following the fifth anniversary of KVSB’s initial public offering, (b) the last date of New Nextdoor’s fiscal year in which New Nextdoor has total annual gross revenue of at least $1.1 billion, (c) the date on which New Nextdoor is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which New Nextdoor has issued more than $1.0 billion in non-convertible debt securities during the previous three years.
Recently Issued Accounting Pronouncements
Refer to Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for more information regarding recently issued accounting pronouncements.

MANAGEMENT OF NEW NEXTDOOR FOLLOWING THE BUSINESS COMBINATION
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Nextdoor,” “we,” “us” or “our” refers to Nextdoor and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Nextdoor and its consolidated subsidiaries following the Business Combination.
Executive officers and directors after the Business Combination
Effective immediately after the consummation of the Business Combination, the business and affairs of New Nextdoor will be managed by or under the direction of the New Nextdoor board of directors (the “Board”). The management team of New Nextdoor is expected to be composed of the management team of Nextdoor. The following table lists the names, ages as of October 1, 2021, and positions of the individuals who are expected to serve as directors and executive officers of the post-combination company upon consummation of the Business Combination:

Name	Age	Position
Executive Officers:
Sarah Friar	48	Chief Executive Officer, President and Chairperson of the Board
Michael Doyle	51	Chief Financial Officer and Treasurer
Heidi Andersen	43	Head of Revenue
John Orta	54	Head of Legal and Corporate & Business Development and Secretary
Non-Employee Directors:
John Hope Bryant(1)	55	Director
J. William Gurley(3)	55	Director
Leslie Kilgore(2)	57	Director
Mary Meeker(2)	62	Director
Jason Pressman(3)	47	Director
David Sze(2)	55	Director
Nirav Tolia	49	Director
Chris Varelas(1)(3)	58	Lead Independent Director
Andrea Wishom(2)	52	Director
__________________
(1)Member of the nominating, corporate governance and corporate responsibility committee.
(2)Member of the compensation and people development committee.
(3)Member of the audit and risk committee.
Executive officers
Sarah Friar is expected to serve as Chief Executive Officer and President of New Nextdoor and as Chairperson of the board of directors of New Nextdoor. Ms. Friar has served as Nextdoor’s Chief Executive Officer and President and as a member of Nextdoor’s board of directors since December 2018. Prior to joining Nextdoor, Ms. Friar served as the Chief Financial Officer at Square, Inc., a financial technology company, from July 2012 to December 2018, Senior Vice President of Finance & Strategy at salesforce.com, inc., a customer relationship management technology company, from April 2011 to July 2012 and Lead Software Analyst and Business Unit Leader at Goldman Sachs, a multinational investment bank, from 2000 to April 2011. She currently serves on the board of directors for Slack Technologies, Inc., Walmart Inc., Dragoneer Growth Opportunities Corp., Dragoneer Growth Opportunities Corp. II, and Dragoneer Growth Opportunities Corp. III. Ms. Friar previously served on the board of directors to New Relic, Inc. Ms. Friar holds a M.Eng. from the University of Oxford and an M.B.A. from Stanford University Graduate School of Business. We believe that Ms. Friar is qualified to serve on the Board based on the perspective she brings as our Chief Executive Officer and her industry experience.

Michael Doyle is expected to serve as Chief Financial Officer and Treasurer of New Nextdoor. Mr. Doyle has served as Nextdoor’s Chief Financial Officer since August 2018. Before joining Nextdoor, Mr. Doyle served as Chief Financial Officer at Despegar.com, Corp., a Latin American travel agency, from June 2013 to August 2018. He was also Chief Financial Officer at eLong, Inc., a Chinese online travel agency, the Asia Pacific region of Expedia Group, Inc., an online travel agency, and Teledesic, LLC, a commercial broadband satellite internet company. Mr. Doyle earned a B.B.A. in Finance and Real Estate from Southern Methodist University and an M.B.A. from Harvard Business School.
Heidi Andersen is expected to serve as Head of Revenue of New Nextdoor. Ms. Andersen has served as Nextdoor’s Head of Revenue since July 2020. Prior to joining Nextdoor, Ms. Andersen served in several roles at LinkedIn, Inc., a business and employment-oriented social media company which was acquired by Microsoft Corporation in December 2016, including as a Vice President of Global Sales from January 2018 to July 2020; Senior Director, Global Sales, LinkedIn Marketing Solutions from December 2015 to July 2020; Senior Director, NA Sales, LinkedIn Marketing Solutions from December 2014 to December 2015; Director, Emerging and Core Marketing Solutions from December 2013 to December 2014; and Director, Mid-Market Marketing Solutions from August 2011 to December 2013. Ms. Andersen received her B.A. in Marketing and M.A. in International Business from the University of Southern Denmark.
John Orta is expected to serve as Head of Legal and Corporate & Business Development and Secretary of New Nextdoor. He has served as Nextdoor’s Head of Legal and Corporate & Business Development since August 2018. Before joining Nextdoor, Mr. Orta was General Counsel at Metromile, Inc., a technology-based insurance company, from January 2016 to August 2018, and Senior Vice President & General Counsel at OpenTable, Inc., an online restaurant reservation company, from December 2006 to October 2015. Mr. Orta earned a B.A. in Business, Economics from University of California, Santa Barbara, an M.B.A. from University of California, Berkeley, Haas School of Business, and a J.D. from University of San Francisco School of Law.
Non-Employee directors
John Hope Bryant is expected to serve on the board of directors of New Nextdoor. Mr. Bryant has served as the Founder, Chairman, and Chief Executive Officer of Operation HOPE Inc, a nonprofit financial services network for the underserved, since May 1992. Mr. Bryant has also served as the Chairman and Chief Executive Officer of Bryant Group Ventures, a private holding group, since 1991, and the Founder and Principal of the Promise Homes Company, a single-family residential rental property management company, since June 2017. He previously served on the board of directors for Ares Commercial Real Estate Corporation. Mr. Bryant was a participant at the Global Public Policy & Leadership Program at the Harvard University John F. Kennedy School of Government and attended Hollywood Professional School. We believe that Mr. Bryant is qualified to serve on the Board because of his experience as an entrepreneur and his valuable combination of leadership and practical knowledge.
J. William Gurley is expected to serve on the board of directors of New Nextdoor. Mr. Gurley serves as a general partner of Benchmark Capital, a venture capital firm, which he joined in 1999. Previously, he served as a partner of Hummer Windblad Venture Partners, a venture capital firm, a research analyst for Credit Suisse First Boston, an investment bank, and a design engineer at Compaq Computer Corporation, a manufacturer of computers and related components. Mr. Gurley currently serves on the board of directors of Stitch Fix, Inc. Mr. Gurley previously served on the board of directors of Zillow Group, Inc., GrubHub, Inc., OpenTable, Inc., and Ubiquiti Networks, Inc. Mr. Gurley holds a B.S. in Computer Science from the University of Florida and an M.B.A. from the University of Texas. We believe Mr. Gurley is qualified to serve as a member of the Board due to his extensive experience with technology companies, including his experience as a member of the board of directors of public technology companies and as a venture capitalist investing in technology companies.
Leslie Kilgore is expected to serve on the board of directors of New Nextdoor. Ms. Kilgore served as the Chief Marketing Officer for Netflix, Inc., an online streaming service, from 2000 to 2012, and previously served as Director of Marketing for Amazon, a technology company, from 1999 to 2000. Ms. Kilgore currently serves on the board of directors of Netflix, Inc., Pinterest, Inc., and Medallia, Inc. She previously served on the board of directors of LinkedIn. Ms. Kilgore holds a B.S. in Economics from The Wharton School at the University of Pennsylvania and a M.B.A. from Stanford University Graduate School of Business. We believe that Ms. Kilgore is qualified to serve on the Board because of her experience as a marketing executive with internet retailers and her strategic and operational expertise.
Mary Meeker is expected to serve on the board of directors of New Nextdoor. Ms. Meeker has been a general partner at BOND, a global technology investment firm, since January 2019. Prior to co-founding BOND, she was a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, from December 2010 to December 2018. From 1991 to 2010, Ms. Meeker worked as a managing director at Morgan Stanley, an investment bank. Ms. Meeker serves on the board of directors of Square, Inc. She previously served on the boards of directors of Lending Club Corporation and DocuSign, Inc. Ms. Meeker earned a B.A. in psychology from DePauw University and an M.B.A. from the Johnson Graduate School of Management at Cornell University. We believe that Ms. Meeker is qualified to serve on the Board because of her extensive experience as an investor in technology companies and also as a research analyst covering technology companies.
Jason Pressman is expected to serve on the board of directors of New Nextdoor. Mr. Pressman has been a managing director at Shasta Ventures, a venture capital firm, since 2005. Previously, Mr. Pressman was Vice President of Strategy and Operations at Walmart.com, an e-commerce company and subsidiary of Walmart Inc., from 2000 to 2004. Mr. Pressman currently serves on the board of directors for Zuora, Inc. He also serves on the boards of directors of a number of private companies. He holds a B.S. in Finance from the University of Maryland, College Park and a M.B.A. from Stanford University Graduate School of Business. We believe that Mr. Pressman is qualified to serve on the Board because of his operations and strategy experience gained from the retail industry and his corporate finance expertise gained in the venture capital industry serving on the boards of directors of various technology companies.
David Sze is expected to serve on the board of directors of New Nextdoor. Mr. Sze has served as a general partner at Greylock Partners, a venture capital firm, which he joined in 2000. Previously, he was the Senior Vice President of Product Strategy at Excite and Excite@Home, a web portal for content. He previously served on the board of directors for LinkedIn and Pandora Media, Inc. Additionally, he is a member of the Board of Trustees at Yale University and Rockefeller University. Mr. Sze also serves on the boards of directors for several private companies. He holds a B.A. in Economics and Political Science from Yale University and an M.B.A. from Stanford University Graduate School of Business. We believe that Mr. Sze is qualified to serve on the Board because of his extensive background investing and advising internet and technology companies.
Nirav Tolia is expected to serve on the board of directors of New Nextdoor. Mr. Tolia is a co-founder of Nextdoor and previously served as its Chief Executive Officer from September 2010 to December 2018. Before Nextdoor, Mr. Tolia was an Entrepreneur in Residence at Benchmark Capital, Chief Operating Officer of Shopping.com, an online shopping website, and Chief Executive Officer and co-founder of Epinions.com Corporation, a consumer review website company. Mr. Tolia currently is an advisor and investor to early stage internet companies. He holds a B.A. in English from Stanford University. We believe that Mr. Tolia is qualified to serve on the Board based on the historical knowledge and experience he brings as Nextdoor’s co-founder and former Chief Executive Officer along with his extensive experience creating and leading consumer internet companies.
Christopher Varelas is expected to serve on the board of directors of New Nextdoor. Mr. Varelas has served as co-founder and managing partner of Riverwood Capital, a private equity firm, since January 2008. Prior to founding Riverwood Capital, he was a managing director at Citigroup Global Markets, Inc., an investment bank. Mr. Varelas serves on the boards of directors of FIGS, Inc. and a number of private companies. Mr. Varelas earned a B.A. in Economics and Philosophy from Occidental College and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe that Mr. Varelas is qualified to serve on the Board because of his extensive business and financial experience in the technology sector.
Andrea Wishom is expected to serve on the board of directors of New Nextdoor. Ms. Wishom serves as the President of Skywalker Holdings, LLC, a holding company providing consumer products, and before that as Chief Operations Officer since 2015. Before joining Skywalker, Ms. Wishom spent over 20 years at Harpo Productions, an American multimedia production company. At Harpo Productions she held various production, programming, development and executive roles for The Oprah Winfrey Show, Harpo Studios and OWN: The Oprah Winfrey Network and most recently as the Executive Vice President. Ms. Wishom currently serves on the board of directors of Pinterest. She earned a B.A. in English from the University of California, Berkeley. We believe that Ms. Wishom is qualified to serve on the Board because of her management experience and extensive experience in the online media and retail industries.
Election of executive officers
New Nextdoor’s executive officers will be appointed by, and serve at the discretion of, the New Nextdoor Board.
Family relationships
There are no family relationships among any of New Nextdoor’s expected executive officers or directors.
Board composition
New Nextdoor’s business and affairs will be organized under the direction of the New Nextdoor Board. We anticipate that the New Nextdoor Board will consist of ten members upon the consummation of the Business Combination. Sarah Friar will serve as Chairperson of the New Nextdoor Board. Upon consummation of the Business Combination, the New Nextdoor Board will appoint Christopher Varelas as lead independent director. The primary responsibility of the New Nextdoor Board will be to provide oversight, strategic guidance, counseling and direction to New Nextdoor’s management. The New Nextdoor Board will meet on a regular basis and additionally as required.
Classified board of directors
Effective upon the consummation of the Business Combination, the New Nextdoor Board will consist of ten members. In accordance with the terms of the Proposed Certificate of Incorporation, which will be effective upon the consummation of the Business Combination, the New Nextdoor Board will be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The New Nextdoor Board will be divided among the three classes as follows:
• the Class I directors, which we anticipate will be J. William Gurley, Jason Pressman and Nirav Tolia, whose terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;
•the Class II directors, which we anticipate will be Sarah Friar, Leslie Kilgore and David Sze, whose terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and
•the Class III directors, which we anticipate will be John Hope Bryant, Mary Meeker, Chris Varelas and Andrea Wishom, whose terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. The Proposed Certificate of Incorporation and Proposed Bylaws, which, in each case, will be effective upon the consummation of the Business Combination will authorize only the New Nextdoor Board to fill vacancies on the New Nextdoor Board. In addition, the number of directors constituting the New Nextdoor Board may be set only by resolution adopted by a majority vote of the entire New Nextdoor Board. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the New Nextdoor Board may have the effect of delaying or preventing changes in control of New Nextdoor.

Director independence
Upon the consummation of the Business Combination, the New Nextdoor Board is expected to determine that each of the directors except for Ms. Friar and Mr. Tolia on the New Nextdoor Board will qualify as independent directors under the rules of the NYSE (“Exchange”), and SEC rules and regulations. Ms. Friar was determined to not be independent because she is expected to serve as Chief Executive Officer and President of New Nextdoor and Mr. Tolia was determined not be independent because he served as Nextdoor’s Chief Executive Officer in the last three years and received compensation in connection with such service. Under the rules of the Exchange, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the rules of Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the New Nextdoor Board will review and discuss information provided by the directors and New Nextdoor with regard to each director’s business and personal activities and relationships as they may relate to Nextdoor and its management, including the beneficial ownership of capital stock by each non-employee director and the transactions involving them as described in the section entitled “Certain Relationships and Related Party Transactions.”
Audit and risk committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. New Nextdoor intends to satisfy the audit committee independence requirements of Rule 10A-3 as of the consummation of the Business Combination. Additionally, compensation and people development committee members must not have a relationship with New Nextdoor that is material to the director’s ability to be independent from management in connection with the duties of a compensation and people development committee member.
Committees of the Board
Effective upon the consummation of the Business Combination, the New Nextdoor Board will have three standing committees — an audit and risk committee, a compensation and people development committee, and a nominating and governance committee. Following the consummation of the Business Combination, copies of the charters for each committee will be available on New Nextdoor’s website. The reference to New Nextdoor’s website address in this filing does not include or incorporate by reference the information on that website into this filing.
Audit and risk committee
New Nextdoor’s audit and risk committee (“audit and risk committee”) will consist of J. William Gurley, Jason Pressman and Chris Varelas, with J. William Gurley serving as the chair.
The New Nextdoor Board is expected to determine that each of the members of the audit and risk committee meet the independence requirements under Exchange and SEC rules and is financially literate, and J. William Gurley qualifies as an audit committee financial expert within the meaning of the SEC regulations and meets the financial sophistication requirements of the Exchange listing rules. In making this determination, the New Nextdoor Board will consider J. William Gurley’s formal education and previous experience in financial roles. Both New Nextdoor’s independent registered public accounting firm and management periodically will meet privately with New Nextdoor’s audit and risk committee.
The functions of this committee are expected to include, among other things:
•selecting a firm to serve as our independent registered public accounting firm to audit our financial statements;

•ensuring the independence of the independent registered public accounting firm, reviewing the qualifications and performance of the independent registered public accounting firm, and overseeing the rotation of the independent registered public accounting firm’s audit partners;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about accounting, audit or other matters;
•considering the adequacy of internal controls and the design, implementation, and performance of the internal audit function;
•reviewing related party transactions that are material or otherwise implicate disclosure requirements;
•pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm; and
•reviewing legal, financial, technology, and enterprise risk exposures and the steps management has taken to monitor and control such exposures.
The composition and function of the audit and risk committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Nextdoor will comply with future requirements to the extent they become applicable to New Nextdoor.
Compensation and people development committee
New Nextdoor’s compensation and people development committee (“compensation and people development committee”) will consist of Leslie Kilgore, Mary Meeker, David Sze and Andrea Wishom, with Leslie Kilgore serving as the chair.
The functions of the compensation and people development committee are expected to include:
•evaluating, recommending to the New Nextdoor Board, approving and reviewing its executive officer and director compensation arrangements, plans, policies, and programs;
•reviewing and recommending to the New Nextdoor Board the form and amount of its compensation of its non-employee directors;
•reviewing, at least annually, the goals and objectives to be considered in determining the compensation of our Chief Executive Officer and other executive officers;
•reviewing with management its organization and people activities;
•administering and interpreting our cash and equity incentive compensation plans;
•reviewing and approving, or making recommendations to the Board with respect to, cash and equity incentive compensation; and
•establishing New Nextdoor’s overall compensation philosophy.
The composition and function of the compensation and people development committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Nextdoor will comply with future requirements to the extent they become applicable to New Nextdoor.
Nominating, corporate governance and corporate responsibility committee
New Nextdoor’s nominating, corporate governance and corporate responsibility committee (“nominating, corporate governance and corporate responsibility committee”) will consist of John Hope Bryant and Chris Varelas, with Chris Varelas serving as the chair. The New Nextdoor Board is expected to determine that each of the members of New Nextdoor’s nominating, corporate governance and corporate responsibility committee meet the independence requirements under Exchange and SEC rules.
The functions of the nominating, corporate governance and corporate responsibility committee are expected to include:
•identifying, considering, and recommending candidates for membership on the New Nextdoor Board, and recommending to the Board the desired qualifications, expertise, and characteristics of members of the New Nextdoor Board;
•developing and recommending corporate governance guidelines and policies;
•periodically consider and make recommendations to the Board regarding the size, structure and composition of the New Nextdoor Board and its committees;
•reviewing and recommending to the New Nextdoor Board any changes to the corporate governance guidelines;
•reviewing any corporate governance related matters required by the federal securities laws;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•assisting the New Nextdoor Board in overseeing its programs related to corporate responsibility and sustainability;
•overseeing the process of evaluating the performance of the New Nextdoor Board and its committees; and
•advising the New Nextdoor Board on corporate governance matters.
The composition and function of the nominating, corporate governance and corporate responsibility committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Nextdoor will comply with future requirements to the extent they become applicable to New Nextdoor.
Compensation and people development committee interlocks and insider participation
None of the intended members of New Nextdoor’s compensation and people development committee is currently, or has been at any time, one of New Nextdoor’s officers or employees. None of the intended executive officers of New Nextdoor has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on Nextdoor’s board of directors or compensation and people development committee during 2020.
On May 8, 2019, Nextdoor sold an aggregate of 2,240,159 share of its Series H Preferred Stock to Bond Capital Fund, L.P., as nominee for a total purchase price of $45,666,761.30. Mary Meeker, who is a director of Nextdoor and who will be a member of the board of directors of New Nextdoor and a member of the New Nextdoor compensation and people development committee, is affiliated with Bond Capital Fund, L.P.
Code of business conduct and ethics
Immediately prior to the completion of the Business Combination, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior officers. The full text of this code of business conduct and ethics will be posted on the investor relations page of New Nextdoor’s website. The reference to New Nextdoor’s website address in this filing does not include or incorporate by reference the information on that website into this filing. New Nextdoor intends to disclose future amendments to certain provisions of this code of business conduct and ethics, or waivers of these provisions, on its website or in public filings to the extent required by the applicable rules.

Non-employee director compensation
The following table sets forth information concerning the compensation paid to certain of Nextdoor’s non-employee directors for the year ended December 31, 2020. All compensation that Nextdoor paid to Ms. Friar, its only employee director, is set forth in the table below in “Executive compensation prior to the Business Combination—2020 summary compensation table.” Other than as set forth in the table and described more fully below, during the year ended December 31, 2020, Nextdoor did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of its board of directors.

Name	Option Awards ($)(1)(2)	Total ($)
John Hope Bryant	552,040	552,040
J. William Gurley	—	—
Leslie Kilgore	—	—
Mary Meeker	—	—
Jason Pressman	—	—
David Sze	—	—
Nirav Tolia	—	—
Chris Varelas	—	—
Andrea Wishom	552,040	552,040
__________________
(1)The amounts reported represent the grant date fair value of the stock awards granted to Nextdoor’s non-employee directors during 2020 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock awards reported in the Option Awards column are set forth in note 9 to Nextdoor’s consolidated financial statements included elsewhere in this proxy statement/prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock awards and do not correspond to the actual economic value that may be received by our non-employee directors from the stock awards.
(2)The following table sets forth information on stock options granted to non-employee directors during fiscal 2020, the aggregate number of shares underlying outstanding stock options held by our non-employee directors as of December 31, 2020, and the aggregate number of shares underlying outstanding unvested stock options held by our non-employee directors as of December 31, 2020:

Name	Number of Shares Underlying Stock Options Granted in Fiscal 2020	Number of Shares Underlying Stock Options Outstanding at Fiscal Year End	Number of Shares Underlying Unvested Stock Options Outstanding at Fiscal Year End
John Hope Bryant	74,000(1)	74,000(1)	69,375
J. William Gurley	—	—	—
Leslie Kilgore(2)	—	—	—
Mary Meeker	—	—	—
Jason Pressman	—	—	—
David Sze	—	—	—
Nirav Tolia	—	—	—
Chris Varelas	—	—	—
Andrea Wishom	74,000(1)	74,000(1)	69,375
__________________
(1)This stock option vests at a rate of 1/48th of the shares underlying the stock option each month following the vesting commencement date of September 29, 2020, subject to continued service. The stock option is early exercisable.
(2)Ms. Kilgore early exercised a stock option with respect to 74,000 shares of Nextdoor common stock on August 21, 2019. As of December 31, 2020, 26,208 of the restricted shares were vested. The remaining unvested restricted shares of Nextdoor common stock issued upon such exercise vest at a rate of 1/48th of the total shares subject to the exercised option each month following the vesting commencement date of July 22, 2019, subject to continued service.

Before the Business Combination, Nextdoor did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on the board of directors or committees of the board of directors. Following the Business Combination, the Board expects to approve a non-employee director compensation policy, which will be designed to align compensation with New Nextdoor’s business objectives and the creation of stockholder value, while enabling New Nextdoor to attract, retain, incentivize and reward directors who contribute to the long-term success of the company. The terms of such non-employee director compensation policy will be determined following the Closing.
Executive compensation prior to the Business Combination
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Nextdoor,” “we,” “us” or “our” refers to Nextdoor prior to the consummation of the Business Combination and to New Nextdoor and its consolidated subsidiaries following the Business Combination.
The following tables and accompanying narrative set forth information about the 2020 compensation provided to our principal executive officer and the three most highly-compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2020. These executive officers were Sarah Friar, our Chief Executive Officer, Mike Doyle, our Chief Financial Officer, Heidi Andersen, our Head of Revenue, and John Orta, our Head of Legal and Corporate & Business Development and Secretary, and we refer to them in this section as our “named executive officers.”
2020 summary compensation table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for 2020. Other than as set forth in the table and described more fully below, during the year ended December 31, 2020, Nextdoor did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the named executive officers.

Name and Principal Position	Salary ($)	Option Awards ($)(1)	Nonequity Incentive Plan ($)	Total ($)
Sarah Friar, Chief Executive Officer, President and Chairperson	350,000	—	—	350,000
Michael Doyle, Chief Financial Officer	350,000	—	—	350,000
Heidi Andersen, Head of Revenue	160,417	3,503,360	156,511(2)	3,820,288
John Orta, Head of Legal and Corporate & Business Development	350,000	—	—	350,000
__________________
(1)Amounts represent the aggregate grant date fair value of the stock options awarded to the named executive officer during 2020 in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in note 9 of the notes to Nextdoor’s financial statements included in this proxy statement/prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the named executive officers from the stock options.
(2)The amount reported represents the actual amount of commissions paid in 2020 under the Nextdoor 2019 Incentive Compensation Plan based on achievement of designated performance metrics.
2020 awards
In July 2020, the Nextdoor Board, with participation by every independent member of the Nextdoor Board, granted Ms. Andersen stock options to purchase an aggregate of 476,000 shares of Nextdoor common stock that vests with respect to 1/4th of the shares underlying the stock option on the one-year anniversary of the vesting commencement date of July 13, 2020 and the remaining 3/4ths of the shares underlying the stock option vest in equal monthly installments over three years, subject to continued service following the vesting commencement date, subject to Ms. Andersen’s continued employment through the applicable vesting date.

2021 awards
In March 2021, the Nextdoor Board, with participation by every independent member of the Nextdoor Board, granted Ms. Friar stock options to purchase an aggregate of 1,724,565 shares of Nextdoor common stock consisting of: (a) a stock option to purchase 841,184 shares of Nextdoor common stock that vests at a rate of 1/12th of the shares underlying the stock option each month following the vesting commencement date of January 1, 2023; (b) a stock option to purchase 140,197 shares of Nextdoor common stock that vests at a rate of one-half of the shares underlying the stock option each month following the vesting commencement date of November 1, 2022; and (c) a stock option to purchase 743,184 shares of Nextdoor common stock, which will vest upon the closing of the Business Combination, in each case subject to Ms. Friar’s continued employment through the applicable vesting date.
In March 2021, the Nextdoor Board, with participation by every independent member of the Nextdoor Board, granted Mr. Doyle stock options to purchase an aggregate of 182,586 shares of Nextdoor common stock consisting of: (a) a stock option to purchase 119,800 shares of Nextdoor common stock that vests at a rate of 1/12th of the shares underlying the stock option each month following the vesting commencement date of January 1, 2023; and (b) a stock option to purchase 62,786 shares of Nextdoor common stock that vests at a rate of 1/4th of the shares underlying the stock option each month following the vesting commencement date of September 1, 2022, in each case, subject to Mr. Doyle’s continued employment through the applicable vesting date.
In March 2021, the Nextdoor Board, with participation by every independent member of the Nextdoor Board, granted Mr. Orta stock options to purchase an aggregate of 113,345 shares of Nextdoor common stock consisting of: (a) a stock option to purchase 26,160 shares of Nextdoor common stock that vests at a rate of 1/12th of the shares underlying the stock option each month following the vesting commencement date of January 1, 2022; (b) a stock option to purchase 78,479 shares of Nextdoor common stock that vests at a rate of 1/12th of the shares underlying the stock option each month following the vesting commencement date of January 1, 2023; and (c) a stock option to purchase 8,706 shares of Nextdoor common stock that vests at a rate of 1/8th of the shares underlying the stock option each month following the vesting commencement date of May 1, 2023, in each case, subject to Mr. Orta’s continued employment through the applicable vesting date.
Equity compensation
Nextdoor previously granted, and New Nextdoor intends to, from time to time, grant equity awards to its named executive officers, which are generally subject to vesting based on each named executive officer’s continued service. Each of our named executive officers currently holds outstanding options to purchase shares of Nextdoor common stock that were granted under our 2018 Plan, as set forth in the table below entitled “— 2020 Outstanding Equity Awards at Fiscal Year-End.”
For calendar year 2020, Ms. Andersen was eligible to receive incentive compensation from Nextdoor with a target amount of $350,000 in total ($87,500 per quarter). Because Ms. Andersen started during our third quarter in calendar year 2020, no incentive compensation payments were made to Ms. Andersen with respect to our first two quarters in calendar year 2020. Pursuant to an agreement between Ms. Andersen and Nextdoor, Ms. Andersen’s incentive compensation payments for the final two quarters of calendar year 2020 were guaranteed in an amount equal to a pro-rated amount of her incentive compensation for our third quarter and the full amount of her incentive compensation for our fourth quarter. The actual amount of commissions paid to Ms. Anderson for calendar year 2020 was $156,510.87.

2020 outstanding equity awards at fiscal year-end
The following table presents, for each of our named executive officers, information regarding outstanding stock options and restricted stock as of December 31, 2020.

Name	Grant Date(1)	Vesting Commencement Date	Option Awards				Stock Awards
			Number of Securities Underlying Unexercised Options		Exercise Price ($)	Expiration Date	Number of Shares That Have Not Vested	Market Value of Shares That Have Not Vested(2)
			Exercisable (#)(1)	Unexercisable (#)(1)
Sarah Friar	11/6/2018	10/25/2018	—	—	—	—	2,273,920(3)	$ 16,963,443
Michael Doyle	8/29/2018(4)	8/27/2018	350,000	250,000	$3.66	8/28/2028	—	—
Heidi Andersen	7/13/2020(4)	7/13/2020	—	476,000	$7.36	7/12/2030	—	—
John Orta	8/29/2018(4)	8/6/2018	68,856	104,167	$3.66	8/28/2028	—	—
	6/17/2019(5)	4/1/2019	4,166	29,167	$6.80	6/16/2029	—	—
__________________
(1)All of the outstanding equity awards were granted under our 2018 Plan.
(2)The market value for the Nextdoor common stock is based upon the fair market value of Nextdoor’s common stock of $7.46 per share as of December 31, 2020.
(3)Vests monthly at the rate of 1/48th of the share following the vesting commencement date of October 26, 2018, subject to continued service.
(4)Vests with respect to 1/4th of the shares underlying the stock option on the one-year anniversary of the vesting commencement date and the remaining 3/4ths of the shares underlying the stock option vest in equal monthly installments over three years, subject to continued service.
(5)Vests monthly at the rate of 1/48th of the shares underlying the stock option following the vesting commencement date, subject to continued service.
Executive compensation
Following the Closing, New Nextdoor intends to develop an executive compensation program that is designed to align compensation with New Nextdoor’s business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. Decisions on the executive compensation program will be made by the compensation and people development committee of the New Nextdoor Board.
Executive offer letters
Sarah Friar Employment Offer Letter Agreement
Nextdoor is party to an offer letter agreement with Ms. Friar, dated October 9, 2018 (the “Friar Offer Letter”), which provides for “at-will” employment without a set term and entitled Ms. Friar to an initial annual base salary of $250,000. As of December 31, 2020, Ms. Friar’s base salary was $350,000. In addition, pursuant to the Friar Offer Letter and a Restricted Stock Purchase Agreement between us and Ms. Friar, dated November 13, 2018 (the “2018 RSPA”), Ms. Friar purchased 4,961,279 restricted shares of Nextdoor common stock for an amount equal to the fair market value of such shares, all of which are subject to time-based vesting condition and vest as to 1/48th of the restricted shares on each monthly anniversary of the vesting commencement date, subject to Ms. Friar’s continued employment with Nextdoor through the applicable vesting date.
In the event Ms. Friar’s employment with Nextdoor is terminated (i) by Nextdoor without Cause (as defined below) or (ii) by Ms. Friar for Good Reason (as defined below), in each case, upon the closing of a Change of Control (as defined below) or within 12 months after the closing of a Change of Control, then all remaining unvested shares of restricted stock subject to the 2018 RSPA shall immediately become vested shares.
For purposes of the Friar Offer Letter:
•“Cause” for Ms. Friar’s termination will exist at any time after the happening of one or more of the following events: (i) any willful and material violation by Ms. Friar of any law or regulation applicable to the business of Nextdoor or a parent or subsidiary of Nextdoor, (ii) Ms. Friar’s conviction for, or guilty plea to, a felony or a crime involving moral turpitude or any willful perpetration by Ms. Friar of a common law fraud, (iii) Ms. Friar’s commission of an act of personal dishonesty which involves personal profit in connection with Nextdoor or any other entity having a business relationship with Nextdoor, (iv) any material breach by Ms. Friar of any provision of any agreement or understanding between Nextdoor or any parent or subsidiary of Nextdoor and Ms. Friar regarding the terms of Ms. Friar’s service as an employee to Nextdoor or a parent or subsidiary of Nextdoor, or any breach of any applicable invention assignment and confidentiality agreement or similar agreement between Ms. Friar and Nextdoor, (v) Ms. Friar’s disregard of the policies or regulations of Nextdoor or any parent or subsidiary of Nextdoor so as to cause material loss, damage or injury to the property, reputation or employees of Nextdoor or a parent or subsidiary of Nextdoor, (vi) Ms. Friar’s failure to cooperate in good faith with a governmental or internal investigation of Nextdoor or its director, officers or employees, if Nextdoor has requested Ms. Friar’s cooperation, or (vii) Ms. Friar’s willful and continuing failure to perform assigned duties after receiving written notification of the failure from Nextdoor or its directors.
•“Change of Control” means (i) a sale of all or substantially all of Nextdoor’s assets, or (ii) any merger, consolidation or other business combination transaction of Nextdoor with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of Nextdoor outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of Nextdoor (or the surviving entity) outstanding immediately after such transaction, or (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of Nextdoor.
•“Good Reason” means any of the following taken without Ms. Friar’s written consent and provided (a) Nextdoor receives, within thirty (30) days following the occurrence of any of the events set forth in clauses (i) through (iii) below, written notice from Ms. Friar indicating the specific basis for Ms. Friar’s belief that Ms. Friar is entitled to terminate employment for Good Reason, (b) Nextdoor fails to cure the event constituting Good Reason within thirty (30) days after receipt of such written notice thereof, and (c) Ms. Friar terminates employment within ten (10) days following expiration of such cure period: (i) a material decrease in Ms. Friar’s annual base compensation, other than in connection with a general decrease applied to similarly-ranked executives of Nextdoor; (ii) a requirement by Nextdoor that Ms. Friar regularly work out of an office location that increases Ms. Friar’s one-way commute by more than twenty-five (25) miles based on Ms. Friar’s primary residence at the time the relocation is announced; or (iii) a material diminution in Ms. Friar’s authority, duties, or responsibilities (provided, however, that having a similar position, authority, duties or responsibilities after a Change in Control with respect to a division or line of business, rather than a substantially comparable position, authority, reporting structure, duties or responsibilities with respect to Nextdoor’s successor or acquirer, as a whole, shall not alone be considered such a diminution and that a mere change in title, a change in the person or office to which Ms. Friar reports, or a failure to be elected or re-elected to the board of directors shall not constitute “Good Reason”).
Mike Doyle Employment Offer Letter Agreement
Nextdoor is party to an offer letter agreement with Mr. Doyle, dated June 18, 2018 (the “Doyle Offer Letter”), which provides for “at-will” employment without a set term and entitled Mr. Doyle to a signing bonus of $50,000, a relocation bonus of $150,000 and an annual base salary of $350,000. As of December 31, 2020, Mr. Doyle’s base salary was $350,000. In addition, pursuant to the Doyle Offer Letter, Mr. Doyle was entitled to receive an option to purchase 600,000 shares of Nextdoor common stock (the “Doyle 2018 Option”), all of which are subject to time-based vesting conditions, subject to Mr. Doyle’s continued employment with Nextdoor through the applicable vesting date.
In the event Mr. Doyle’s employment with Nextdoor is terminated (i) by Nextdoor without Cause (as defined below) or (ii) by Mr. Doyle for Good Reason (as defined below), in each case, upon the closing of a Change of Control (as defined below) or within 12 months after the closing of a Change of Control, then all remaining unvested shares subject to the Doyle 2018 Option shall immediately become vested and exercisable.

For purposes of the Doyle Offer Letter:
•“Cause” for Mr. Doyle’s termination will exist at any time after the happening of one or more of the following events: (i) any willful and material violation by Mr. Doyle of any law or regulation applicable to the business of Nextdoor or a parent or subsidiary of Nextdoor, (ii) Mr. Doyle’s conviction for, or guilty plea to, a felony or a crime involving moral turpitude or any willful perpetration by Mr. Doyle of a common law fraud, (iii) Mr. Doyle’s commission of an act of personal dishonesty which involves personal profit in connection with Nextdoor or any other entity having a business relationship with Nextdoor, (iv) any material breach by Mr. Doyle of any provision of any agreement or understanding between Nextdoor or any parent or subsidiary of Nextdoor and Mr. Doyle regarding the terms of Mr. Doyle’s service as an employee to Nextdoor or a parent or subsidiary of Nextdoor, or any breach of any applicable invention assignment and confidentiality agreement or similar agreement between Mr. Doyle and Nextdoor or (v) Mr. Doyle’s disregard of the policies or regulations of Nextdoor or any parent or subsidiary of Nextdoor so as to cause material loss, damage or injury to the property, reputation or employees of Nextdoor or a parent or subsidiary of Nextdoor; provided, however, that Nextdoor must provide Mr. Doyle with notice of any proposed basis for a finding of “Cause” and Mr. Doyle shall have an opportunity to cure such “Cause” if curable within a time period mutually agreed between by Nextdoor and Mr. Doyle.
•“Change of Control” means (i) a sale of all or substantially all of Nextdoor’s assets, or (ii) any merger, consolidation or other business combination transaction of Nextdoor with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of Nextdoor outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of Nextdoor (or the surviving entity) outstanding immediately after such transaction, or (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of Nextdoor.
•“Good Reason” means any of the following taken without Mr. Doyle’s written consent and provided (a) Nextdoor receives, within thirty (30) days following the occurrence of any of the events set forth in clauses (i) through (iii) below, written notice from Mr. Doyle indicating the specific basis for Mr. Doyle’s belief that Mr. Doyle is entitled to terminate employment for Good Reason, (b) Nextdoor fails to cure the event constituting Good Reason within thirty (30) days after receipt of such written notice thereof, and (c) Mr. Doyle terminates employment within fifteen (15) days following expiration of such cure period: (i) a material decrease in Mr. Doyle’s annual base compensation, other than in connection with a general decrease applied to similarly-ranked executives of Nextdoor; (ii) a requirement by Nextdoor that Mr. Doyle regularly work out of an office location that increases Mr. Doyle’s one-way commute by more than fifty (50) miles; or (iii) a material diminution in Mr. Doyle’s authority, duties, title, position, or responsibilities.
Heidi Andersen Employment Offer Letter Agreement
Nextdoor is a party to an offer letter agreement with Ms. Andersen, dated June 29, 2020 (the “Andersen Offer Letter”), which provides for “at-will” employment without a set term and entitled Ms. Andersen to an annual base salary of $350,000. As of December 31, 2020, Ms. Andersen’s base salary was $350,000. Pursuant to the Anderson Offer Letter, Ms. Andersen is entitled to a target annual variable payment equal to $350,000, subject to the terms and conditions of Nextdoor’s 2019 Incentive Compensation Plan. In addition, pursuant to the Andersen Offer Letter, Ms. Andersen was entitled to receive an option to purchase 476,000 shares of Nextdoor common stock (the “Andersen 2020 Option”), subject to time-based vesting conditions, subject to Ms. Andersen’s continued employment with Nextdoor through the applicable vesting date.
In the event Ms. Andersen’s employment with Nextdoor is terminated (i) by Nextdoor without Cause (as defined below) or (ii) by Ms. Andersen for Good Reason (as defined below), subject to Ms. Andersen executing a general release of claims in a form prescribed by Nextdoor, in each case, upon the closing of a Change of Control

(as defined below) or within 12 months after the closing of a Change of Control, then all remaining unvested shares subject to the Andersen 2020 Option shall immediately become vested and exercisable.
In the event Ms. Andersen’s employment is terminated without Cause or by Ms. Andersen for Good Reason and subject to Ms. Andersen executing a general release of claims in a form prescribed by Nextdoor, Ms. Andersen shall be entitled to a lump-sum cash payment equal to three months of Ms. Andersen’s then-current base salary, payable on the 61st date following Ms. Andersen’s termination date.
For purposes of the Andersen Offer Letter:
•“Cause” for Ms. Andersen’s termination will exist at any time after the happening of one or more of the following events: (i) any willful and material violation by Ms. Andersen of any law or regulation applicable to the business of Nextdoor or a parent or subsidiary of Nextdoor, (ii) Ms. Andersen’s conviction for, or guilty plea to, a felony or a crime involving moral turpitude or any willful perpetration by Ms. Andersen of a common law fraud, (iii) Ms. Andersen’s commission of an act of personal dishonesty which involves personal profit in connection with Nextdoor or any other entity having a business relationship with Nextdoor, (iv) any material breach by Ms. Andersen of any provision of any agreement or understanding between Nextdoor or any parent or subsidiary of Nextdoor and Ms. Andersen regarding the terms of Ms. Andersen’s service as an employee to Nextdoor or a parent or subsidiary of Nextdoor, or any breach of any applicable invention assignment and confidentiality agreement or similar agreement between Ms. Andersen and Nextdoor, (v) Ms. Andersen’s disregard of the policies or regulations of Nextdoor or any parent or subsidiary of Nextdoor so as to cause material loss, damage or injury to the property, reputation or employees of Nextdoor or a parent or subsidiary of Nextdoor, (vi) Ms. Andersen’s failure to cooperate in good faith with a governmental or internal investigation of Nextdoor or its director, officers or employees, if Nextdoor has requested Ms. Andersen’s cooperation, or (vii) Ms. Andersen’s willful and continuing failure to perform assigned duties after receiving written notification of the failure from Nextdoor or its directors or officers.
•“Change of Control” means (i) a sale of all or substantially all of Nextdoor’s assets, or (ii) any merger, consolidation or other business combination transaction of Nextdoor with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of Nextdoor outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of Nextdoor (or the surviving entity) outstanding immediately after such transaction, or (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of Nextdoor.
•“Good Reason” means any of the following taken without Ms. Andersen’s written consent and provided (a) Nextdoor receives, within thirty (30) days following the occurrence of any of the events set forth in clauses (i) through (iii) below, written notice from Ms. Andersen indicating the specific basis for Ms. Andersen’s belief that Ms. Andersen is entitled to terminate employment for Good Reason, (b) Nextdoor fails to cure the event constituting Good Reason within thirty (30) days after receipt of such written notice thereof, and (c) Ms. Andersen terminates employment within ten (10) days following expiration of such cure period: (i) a material decrease in Ms. Andersen’s annual base compensation, other than in connection with a general decrease applied to similarly-ranked executives of Nextdoor; (ii) a requirement by Nextdoor that Ms. Andersen regularly work out of an office location that increases Ms. Andersen’s one-way commute by more than twenty-five (25) miles based on Ms. Andersen’s primary residence at the time the relocation is announced; or (iii) a material diminution in Ms. Andersen’s authority, duties, or responsibilities (provided, however, that having a similar position, authority, duties or responsibilities after a Change in Control with respect to a division or line of business, rather than a substantially comparable position, authority, reporting structure, duties or responsibilities with respect to Nextdoor’s successor or acquirer, as a whole, shall not alone be considered such a diminution and that a mere change in title, a change in the person or office to which Ms. Andersen reports shall not constitute “Good Reason”).

John Orta Employment Offer Letter Agreement
Nextdoor is party to an offer letter agreement with Mr. Orta, dated May 31, 2018 (the “Orta Offer Letter”), which provides for “at-will” employment without a set term and entitled Mr. Orta to a signing bonus of $50,000, and an annual base salary of $250,000. As of December 31, 2020, Mr. Orta’s base salary was $350,000. In addition, pursuant to the Orta Offer Letter, Mr. Orta was entitled to receive an option to purchase 250,000 shares of Nextdoor common stock (the “Orta 2018 Option”), subject to time-based vesting condition subject to Mr. Orta’s continued employment with Nextdoor through the applicable vesting date.
In the event Mr. Orta’s employment with Nextdoor is terminated (i) by Nextdoor without Cause (as defined below) or (ii) by Mr. Orta for Good Reason (as defined below), in each case, upon the closing of a Change of Control (as defined below) or within 12 months after the closing of a Change of Control, then all remaining unvested shares subject to the Orta 2018 Option shall immediately become vested and exercisable.
For purposes of the Orta Offer Letter:
•“Cause” for Mr. Orta’s termination will exist at any time after the happening of one or more of the following events: (i) any willful and material violation by Mr. Orta of any law or regulation applicable to the business of Nextdoor or a parent or subsidiary of Nextdoor, (ii) Mr. Orta’s conviction for, or guilty plea to, a felony or a crime involving moral turpitude or any willful perpetration by Mr. Orta of a common law fraud, (iii) Mr. Orta’s commission of an act of personal dishonesty which involves personal profit in connection with Nextdoor or any other entity having a business relationship with Nextdoor, (iv) any material breach by Mr. Orta of any provision of any agreement or understanding between Nextdoor or any parent or subsidiary of Nextdoor and Mr. Orta regarding the terms of Mr. Orta’s service as an employee to Nextdoor or a parent or subsidiary of Nextdoor, or any breach of any applicable invention assignment and confidentiality agreement or similar agreement between Mr. Orta and Nextdoor or (v) Mr. Orta’s disregard of the policies or regulations of Nextdoor or any parent or subsidiary of Nextdoor so as to cause material loss, damage or injury to the property, reputation or employees of Nextdoor or a parent or subsidiary of Nextdoor; provided, however, that Nextdoor must provide Mr. Orta with notice of any proposed basis for a finding of “Cause” and Mr. Orta shall have an opportunity to cure such “Cause” if curable within a time period mutually agreed between by Nextdoor and Mr. Orta.
•“Change of Control” means (i) a sale of all or substantially all of Nextdoor’s assets, or (ii) any merger, consolidation or other business combination transaction of Nextdoor with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of Nextdoor outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of Nextdoor (or the surviving entity) outstanding immediately after such transaction, or (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of Nextdoor.
•“Good Reason” means any of the following taken without Mr. Orta’s written consent and provided (a) Nextdoor receives, within thirty (30) days following the occurrence of any of the events set forth in clauses (i) through (iii) below, written notice from Mr. Orta indicating the specific basis for Mr. Orta’s belief that Mr. Orta is entitled to terminate employment for Good Reason, (b) Nextdoor fails to cure the event constituting Good Reason within thirty (30) days after receipt of such written notice thereof, and (c) Mr. Orta terminates employment within fifteen (15) days following expiration of such cure period: (i) a material decrease in Mr. Orta’s annual base compensation, other than in connection with a general decrease applied to similarly-ranked executives of Nextdoor; (ii) a requirement by Nextdoor that Mr. Orta regularly work out of an office location that increases Mr. Orta’s one-way commute by more than fifty (50) miles; or (iii) a material diminution in Mr. Orta’s authority, duties, title, position, or responsibilities.

Severance Agreements
It is expected that New Nextdoor will enter into individual Severance Agreements with each of our executive officers. Under each Severance Agreement, if the applicable executive officer is terminated by us without cause or who resigns for good reason outside of a change in control (each such term as defined in each Severance Agreement), he or she will receive, in exchange for a customary release of claims: (i) a severance payment of six months’ base salary in a cash lump sum and (ii) payment of premiums for continued medical benefits for up to six months following termination.
If the applicable executive officer’s employment is terminated by us without cause or by an executive for good reason within the three months preceding a change in control (but after a legally binding and definitive agreement for a potential change of control has been executed) or within the twelve months following a change in control, the Severance Agreements provide the following benefits in exchange for a customary release of claims: (i) a severance payment of twelve months’ base salary and then-current target bonus opportunity at 100% achievement of target (in each case, at the rates in effect immediately prior to the actions that resulted in the termination) paid in a cash lump sum, (ii) full acceleration of time-vesting equity awards and accelerated vesting of performance vesting equity awards at the greater of (x) actual achievement through the date of termination or (y) target level (unless an individual equity award agreement provides otherwise), and (iii) payment of premiums for continued medical benefits for up to twelve months following termination.
Each Severance Agreement will remain in effect until the earlier of the third anniversary of the effective date of such Severance Agreement or the date the applicable executive officer’s employment with us terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination (each as defined in the Severance Agreements); provided however, if a definitive agreement relating to a change in control has been signed by us on or before the expiration date, then the Severance Agreement shall remain in effect until (i) the termination of the executive officer’s employment other than in a situation described above and (ii) the date that we have met all our obligations under the Severance Agreement following the termination of the executive officer’s employment due to a situation described above (each capitalized term as defined in each Severance Agreement).
The benefits under the Severance Agreements will supersede all other cash severance and vesting acceleration arrangements under any agreement governing equity awards, severance and salary continuation arrangements, programs and plans which were previously offered by us to the applicable executive officers, including under any employment agreement or offer letter.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the beneficial ownership of KVSB common stock as of June 30, 2021 and (ii) the expected beneficial ownership of shares of New Nextdoor common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:
•each person who is known to be the beneficial owner of more than 5% of KVSB common stock and is expected to be the beneficial owner of more than 5% of shares of New Nextdoor common stock post-Business Combination;
•each of KVSB’s current executive officers and directors;
•each person who will become an executive officer or director of New Nextdoor post-Business Combination; and
•all executive officers and directors of KVSB as a group pre-Business Combination, and all executive officers and directors of New Nextdoor post-Business Combination.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of KVSB common stock pre-Business Combination is based on 52,767,100 shares of KVSB common stock issued and outstanding as of June 30, 2021, which includes an aggregate of 5,000,000 shares of KVSB Class B common stock outstanding as of such date.
The expected beneficial ownership of shares of New Nextdoor common stock post-Business Combination assumes two scenarios:
(i)a “no redemption” scenario where (i) no public stockholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) New Nextdoor has 383,351,496 shares of New Nextdoor common stock following the Business Combination (excluding equity awards issued to Nextdoor stockholders and the shares reserved for issuance pursuant to the Pixel Labs Merger Agreement); and
(ii)a “redemption” scenario where (i) 24,832,599 of KVSB’s outstanding public shares are redeemed in connection with the Business Combination for an aggregate payment of $248.3 million, which is derived from the number of shares that could be redeemed in connection with the Transactions at an assumed redemption price of $10.00 per share based on funds held in the trust account as of June 30, 2021 and still satisfy the Minimum Cash Condition required to consummate the Transactions of at least $400.0 million after giving effect to the (a) proceeds from the PIPE Investment, (b) payment of the estimated transaction costs incurred in connection with the Transactions of $48.0 million, including deferred underwriting commissions and unpaid offering costs from KVSB’s initial public offering, and (c) proceeds of $10.0 million from the Sponsor Forward Purchase Agreement and (ii) New Nextdoor has 359,518,897 shares of New Nextdoor common stock following the Business Combination (excluding equity awards issued to Nextdoor stockholders and the shares reserved for issuance pursuant to the Pixel Labs Merger Agreement).
Based on the foregoing assumptions, and including the 27,000,000 shares of New Nextdoor Class A common stock issued in connection with the PIPE Investment, we estimate that there would be 383,351,496 shares of New Nextdoor common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 359,518,897 shares of New Nextdoor common stock issued and outstanding immediately following the consummation of the Business Combination in the “ redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.
Unless otherwise indicated, KVSB believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

								After the Business Combination
								Assuming No Redemption					Assuming Maximum Redemption
	Before the Business Combination							Class A common stock		Class B common stock			Class A common stock		Class B common stock
	Number of Shares of KVSB Class A common stock	%	Number of Shares of KVSB Class B common stock	%	Number of Shares of KVSB Class K common stock		%	Number of Shares Beneficially Owned	%	Number of Shares Beneficially Owned	%	% Voting Power	Number of Shares Beneficially Owned	%	Number of Shares Beneficially Owned	%	% Voting Power
Name and Address of Beneficial Owner(1)(2)
Five Percent Holders:
Khosla Ventures SPAC Sponsor II LLC(3)	1,132,688	2.65%	4,880,000	97.60%	5,000,000		100.00%	13,303,603	16.59%	—	—%	*	13,303,603	23.61%	—	—%	*
Millennium Management LLC(4)	2,198,984	5.15%	—	—%	—		—%	2,198,984	2.74%	—	—%	*	2,198,984	3.90%	—	—%	*
Individuals affiliated with Farallon Capital Partners, L.P.(5)	2,250,000	5.27%	—	—%	—		—%	2,250,000	2.81%	—	—%	*	2,250,000	3.99%	—	—%	*
Entities affiliated with Benchmark(6)	—	—%	—	—%	—		—%	—	—%	52,633,187	17.36%	16.91%	—	—%	52,633,187	17.36%	17.04%
Shasta Ventures II, L.P.(7)	—	—%	—	—%	—	—	—%	—	—%	27,351,531	9.02%	8.79%	—	—%	27,351,531	9.02%	8.86%
Entities affiliated with Greylock(8)	—	—%	—	—%	—	—	—%	—	—%	21,190,238	6.99%	6.81%	—	—%	21,190,238	6.99%	6.86%
Entities Affiliated with Tiger Global(9)	—	—%	—	—%	—		—%	2,500,000	3.12%	16,477,453	5.43%	5.38%	2,500,000	4.44%	16,477,453	5.43%	5.42%
Directors and Executive Officers Pre-Business Combination:
Vinod Khosla(3)	1,132,688	2.65%	4,880,000	97.60%	5,000,000		100.00%	13,303,603	16.59%	—	—%	*	13,303,603	23.61%	—	—%	*
Samir Kaul(3)	1,132,688	2.65%	4,880,000	97.60%	5,000,000		100.00%	13,303,603	16.59%	—	—%	*	13,303,603	23.61%	—	—%	*
Peter Buckland	—	—%	—	—%	—		—%	—	—%	—	—%	—%	—	—%	—	—%	—%
Dmitri Shklovsky(10)	—	—%	40,000	*	—		—%	58,778	*	—	—%	*	58,778	*	—	—%	*
Anita Sands(11)	—	—%	40,000	*	—		—%	58,778	*	—	—%	*	58,778	*	—	—%	*
Enrico Gaglioti(12)	—	—%	40,000	*	—		—%	58,778	*	—	—%	*	58,778	*	—	—%	*
All Directors and Executive Officers as a Group (6 individuals)	1,132,688	2.65%	5,000,000	97.60%	5,000,000		100.00%	13,479,937	16.81%	—	—%	*	13,479,937	23.92%	—	—%	*
Directors and Executive Officers of Post-Business Combination:
Sarah Friar(13)	—	—%	—	—%	—		—%	500,000	0.62%	15,733,793	5.15%	5.03%	500,000	*	15,733,793	5.15%	5.07%
Michael Doyle(14)	—	—%	—	—%	—		—%	—	—%	1,747,732	*	*	—	—%	1,747,732	*	*
Heidi Andersen(15)	—	—%	—	—%	—		—%	—	—%	492,613	*	*	—	—%	492,613	*	*
John Orta(16)	—	—%	—	—%	—		—%	—	—%	618,893	*	*	—	—%	618,893	*	*
J. William Gurley(17)	—	—%	—	—%	—		—%	—	—%	52,633,187	17.36%	16.91%	—	—%	52,633,187	17.36%	17.04%
John Hope Bryant(18)	—	—%	—	—%	—		—%	—	—%	229,747	*	*	—	—%	229,747	*	*
Leslie Kilgore(19)	—	—%	—	—%	—		—%	—	—%	720,107	*	*	—	—%	720,107	*	*
Mary Meeker(20)	—	—%	—	—%	—		—%	—	—%	6,955,021	2.29%	2.23%	—	—%	6,955,021	2.29%	2.25%
Jason Pressman(21)	—	—%	—	—%	—		—%	—	—%	27,351,531	9.02%	8.79%	—	—%	27,351,531	9.02%	8.86%
David Sze(22)	—	—%	—	—%	—		—%	—	—%	21,190,238	6.99%	6.81%	—	—%	21,190,238	6.99%	6.86%
Nirav Tolia(23)	—	—%	—	—%	—		—%	—	—%	33,219,113	10.78%	10.50%	—	—%	33,219,113	10.78%	10.58%
Christopher Varelas(24)	—	—%	—	—%	—		—%	—	—%	6,853,470	2.26%	2.20%	—	—%	6,853,470	2.26%	2.22%
Andrea Wishom(25)	—	—%	—	—%	—		—%	—	—%	229,747	*	*	—	—%	229,747	*	*
All Directors and Executive Officers of the Combined Company as a Group (13 individuals)	—	—%	—	—%	—		—%	500,000	0.62%	167,702,192	55.09%	63.69%	500,000	1.12%	167,702,192	55.09%	52.35%
__________________
*Less than one percent.

(1)Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is c/o Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, California 94025.
(2)Prior to the Closing, holders of record of KVSB Class A common stock and KVSB Class B common stock are entitled to one vote for each share held (on an as-converted to Class A common stock basis) on all matters to be voted on by KVSB stockholders and vote together as a single class, except as required by law; provided, that holders of KVSB Class B common stock have the right to elect all KVSB’s directors prior to the Closing, and holders of KVSB’s Class A common stock are not entitled to vote on the election of directors during such time, and in the vote to approve the Business Combination Agreement the KVSB Class B common stock will vote based on actual shares and not on an converted basis. Holders of record of KVSB Class K common stock are not entitled to vote on any matter, except as required by law, until such time as such KVSB Class K common stock converts to KVSB Class A common stock. As a result of and upon the Closing of the Business Combination: (a) each of the then issued and outstanding KVSB Class B common stock will convert automatically into an aggregate of 7,347,249 shares of New Nextdoor Class A common stock and (c) each of the outstanding KVSB Class K common stock will be converted into 3,061,354 shares of New Nextdoor Class A common stock and the ability for the Class K to convert into a greater number of shares of New Nextdoor Class A common stock will be forfeited by the Sponsor.
(3)Consists of (A) prior to the Closing: (i) 1,132,688 private placement shares, (ii) 4,880,000 shares of KVSB Class B common stock and (ii) 5,000,000 shares of KVSB Class K common stock held by the Sponsor prior to the Closing and (B) after the Closing (i) 10,232,269 shares of New Nextdoor Class A common stock to be held by the Sponsor after the conversion of the 9,880,000 founder shares and (ii) 1,132,688 private placement shares to be held by the Sponsor. The Sponsor is the record holder of the KVSB Class A common stock, KVSB Class B common stock, KVSB Class K common stock and New Nextdoor Class A common stock reported herein. Khosla Ventures SPAC Sponsor Services LLC is the owner of the Sponsor. VK Services LLC and SK SPAC Services, LLC are the joint owners of Khosla Ventures SPAC Sponsor Services LLC. Messrs. Khosla and Kaul are the managing members of VK Services LLC and SK SPAC Services, LLC, respectively. As such, each of VK Services LLC, SK SPAC Services, LLC and Messrs. Khosla and Kaul may be deemed to share beneficial ownership of the shares held directly by the Sponsor. Each of VK Services LLC, SK SPAC Services, LLC and Messrs. Khosla and Kaul disclaim any beneficial ownership of such shares.
(4)According to a Schedule 13G filed with the SEC on March 24, 2021, each of Millenium Management LLC, Millenium Group Management LLC and Israel A. Englander shares voting and dispositive power with regard to 2,198,984 shares of KVSB Class A common stock. The business address for each is 399 Park Avenue, New York, New York 10022.
(5)According to a Schedule 13G filed with the SEC on March 26, 2021 each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly, each of whom is a managing member or senior managing member, as the case may be, of Farallon Partners, L.L.C., and a manager or senior manager, as the case may be, of Farallon Institutional (GP) V, L.L.C. and Farallon F5 (GP), L.L.C., share voting and dispositive power with regard to 2,250,000 shares of KVSB Class A common stock. The business address for Slate Path Capital LP is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
(6)Consists of (i) 50,348,696 shares of New Nextdoor Class B common stock held by Benchmark Capital Partners VI, L.P. (“Benchmark VI”) and (ii) 2,284,491 shares of New Nextdoor Class B common stock held by Benchmark Capital Partners VIII, L.P. (“Benchmark VIII”). Benchmark Capital Management Co. VI, L.L.C. (“BCM VI”) is the general partner of Benchmark VI and may be deemed to have sole voting and investment power over shares held by Benchmark VI. Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, who is expected to serve as a member of New Nextdoor’s board of directors, Kevin R. Harvey, Robert C. Kagle, Mitchell H. Lasky and Steven M. Spurlock are the managing members of BCM VI. Benchmark Capital Management Co. VIII, L.L.C. (“BCM VIII”) is the general partner of Benchmark VIII and may be deemed to have sole voting and investment power over shares held by Benchmark VIII. Matthew R. Cohler, Peter H. Fenton, J. William Gurley, who is expected to serve as a member of New Nextdoor’s board of directors, An-Yen Hu, Mitchell H. Lasky, Chetan Puttagunta, Steven M. Spurlock, Sarah E. Tavel and Eric Vishria are the managing members of BCM VIII. The principal business address for the Benchmark entities is 2965 Woodside Road, Woodside, California 94062.
(7)Shasta Ventures II GP, LLC (“SVII GP”) is the general partner of Shasta Ventures II, L.P (“Shasta Ventures II”). Voting and dispositive decisions with respect to the shares held by Shasta Ventures II are made collectively by the managing members of SVII GP: Jason Pressman, who is expected to serve as a member of New Nextdoor’s board of directors, Robert Coneybeer, Tod Francis and Ravi Mohan. The address for the Shasta Ventures II is 2440 Sand Hill Road, Suite 300, Menlo Park, California 94025.
(8)Consists of (i) 14,657 shares of New Nextdoor Class B common stock held by Greylock Discovery Fund II LLC (“GDFII”), (ii) 8,488 shares of New Nextdoor Class B common stock held by Greylock Discovery Fund LLC (“GDF”), (iii) 18,865,386 shares of New Nextdoor Class B common stock held by Greylock XIII Limited Partnership (“Greylock XIII”), (iv) 603,261 shares of New Nextdoor Class B common stock held by Greylock XIII Principals LLC (“Greylock XIII Principals”), and (v) 1,698,444 shares of New Nextdoor Class B common stock held by Greylock XIII-A Limited Partnership (“Greylock XIII-A”). GDFII and GDF are owned in full by Greylock XIII. Greylock XIII GP LLC (“Greylock XIII GP”) is the general partner of Greylock XIII and Greylock XIII-A, and may be deemed to beneficially own the shares of stock held directly by GDFII, GDF, Greylock XIII and Greylock XIII-A. William W. Helman, Aneel Bhusri, Donald A. Sullivan and David Sze, who is expected to serve as a member of New Nextdoor’s board of directors, are the managing members of Greylock XIII GP and Greylock XIII Principals, and each of them may be deemed to hold shared voting and dispositive power over shares held by GDFII, GDF, Greylock XIII, Greylock XIII Principals and Greylock XIII-A. The address for the Greylock entities is 2550 Sand Hill Road Menlo Park, California 94025.
(9)Consists of (i) 16,477,453 shares of New Nextdoor Class B common stock held by Tiger Global Private Investment Partners VII, L.P., Tiger Global PIP VII Holdings, L.P. and other entities or persons affiliated with Tiger Global Management, LLC, (ii) 1,700,000 shares of New Nextdoor Class A common stock purchased by Tiger Global Investments, L.P. in the PIPE Investment and (iii) 800,000 shares of New Nextdoor Class A common stock purchased by Tiger Global Long Opportunities Master Fund LP in the PIPE Investment. Tiger Global Management, LLC is controlled by Chase Coleman and Scott Shleifer. The business address for each of these entities is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

(10)Consists of 40,000 shares of KVSB Class B common stock held by Dmitri Shklovsky and 58,778 shares of New Nextdoor Class A common stock issuable upon the conversion of the 40,000 shares of KVSB Class B common stock pursuant to the Merger Agreement.
(11)Consists of 40,000 shares of KVSB Class B common stock held by Anita Sands and 58,778 shares of New Nextdoor Class A common stock issuable upon the conversion of the 40,000 shares of KVSB Class B common stock pursuant to the Merger Agreement.
(12)Consists of 40,000 shares of KVSB Class B common stock held by Enrico Gaglioti and 58,778 shares of New Nextdoor Class A common stock issuable upon the conversion of the 40,000 shares of KVSB Class B common stock pursuant to the Merger Agreement.
(13)Consists of (i) 10,782,132 shares of Class B common stock held by Sarah Friar, (ii) 2,644,297 shares of Class B common stock held by Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019, (iii) 500,000 shares of New Nextdoor Class A common stock purchased by Ms. Friar in the PIPE Investment and (iv) 2,307,363 shares underlying options to purchase New Nextdoor Class B common stock that are exercisable within 60 days of September 26, 2021.
(14)Consists of (i) 1,397,115 shares underlying options to purchase shares of Next Nextdoor Class B common stock that are fully vested as of September 26, 2021 and (ii) 77,617 shares underlying options to purchase shares of Next Nextdoor Class B common stock that are exercisable within 60 days of September 26, 2021.
(15)Consists of (i) 431,034 shares underlying options to purchase shares of Next Nextdoor Class B common stock that are fully vested as of September 26, 2021 and (ii) 61,578 shares underlying options to purchase shares of Next Nextdoor Class B common stock that are exercisable within 60 days of September 26, 2021.
(16)Consists of (i) 459,175 outstanding shares of Next Nextdoor Class B common stock, (ii) 120,906 shares underlying options to purchase shares of Next Nextdoor Class B common stock that are fully vested as of September 26, 2021 and (iii) 38,811 shares underlying options to purchase shares of Next Nextdoor Class B common stock that are exercisable within 60 days of September 26, 2021.
(17)Consists of shares held by Benchmark VI and Benchmark VIII, respectively, identified in footnote (6) above.
(18)Consists of (i) 52,649 shares underlying options to purchase shares of New Nextdoor Class B common stock that are fully vested as of September 26, 2021 and (ii) 177,098 shares underlying options to purchase shares of New Nextdoor Class B common stock that are early exercisable and subject to repurchase as of September 26, 2021.
(19)Consists of (i) 119,661 shares of New Nextdoor Class B common stock held by JLK Revocable Trust dtd October 13, 2003 and (ii) 600,445 shares of New Nextdoor Class B common stock held by The JLK Family Legacy Trust, including 105,302 shares issued pursuant to early exercise of options, which are unvested subject to repurchase as of September 26, 2021.
(20)Consists of 6,955,021 shares of New Nextdoor Class B common stock held by Bond Capital Fund L.P.
(21)Consists of shares held by Shasta Ventures II identified in footnote (7) above.
(22)Consists of shares held by GDFII, GDF, Greylock XIII, Greylock XIII Principals and Greylock XIII-A, respectively, identified in footnote (8) above. GDFII and GDF are owned in full by Greylock XIII. Greylock XIII GP is the general partner of each of Greylock XIII and Greylock XIII-A. Mr. Sze is a managing member of Greylock XIII GP and Greylock Principals and shares voting and dispositive power over the shares held by each of GDFII, GDF, Greylock XIII, Greylock XIII Principals and Greylock XIII-A.
(23)Consists of (i) 23,234,016 shares of New Nextdoor Class B common stock held by Nirav Tolia, (ii) 5,070,512 shares underlying options to purchase shares of New Nextdoor Class B common stock that are fully vested as of September 26, 2021, (iii) 1,038,618 shares of New Nextdoor Class B common stock held by Megha Megha T. Tolia Grantor Retained Annuity Trust Dated May 12, 2014, (iv) 2,302,057 shares of New Nextdoor Class B common stock held by Nirav N. Tolia Grantor Retained Annuity Trust, (v) 1,263,439 shares of New Nextdoor Class B common stock held by Megha Tolia, (vi) 155,235 shares of New Nextdoor Class B common stock held by Nalin Tolia, and (vii) 155,235 shares of New Nextdoor Class B common stock held by Veeral Tolia.
(24)Consists of (i) 5,432,091 shares of New Nextdoor Class B common stock held by Riverwood Capital Partners II L.P. and (ii) 1,421,378 shares of New Nextdoor Class B common stock held by Riverwood Capital partners II (Parallel-B) L.P.
(25)Consists of (i) 52,649 shares underlying options to purchase shares of New Nextdoor Class B common stock that are fully vested as of September 26, 2021 and (ii) 177,098 shares underlying options to purchase shares of New Nextdoor Class B common stock that are early exercisable and subject to repurchase as of September 26, 2021.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Khosla Ventures Acquisition Co. II
Founder Shares
On January 29, 2021, the Sponsor acquired 10,000,000 founder shares for an aggregate purchase price of $25,000, consisting of 5,000,000 Class B founder shares and 5,000,000 Class K founder shares. Prior to the initial investment in KVSB of $25,000 by the sponsor, KVSB had no assets, tangible or intangible. The per share purchase price of the founder shares was determined by dividing the amount of cash contributed to KVSB by the aggregate number of founder shares issued. On March 10, 2021, the Sponsor entered into a security assignment agreement with three of KVSB’s independent directors and assigned 120,000 shares of Class B common stock at an aggregate price of $300.
KVSB Class B Founder Shares
All KVSB Class B founder shares will automatically convert into an aggregate of 7,347,249 shares of KVSB Class A common stock following the completion of our initial business combination. Prior to our initial business combination, only holders of shares of our Class B common stock were entitled to vote on the appointment of directors.
KVSB Class K Founder Shares
All KVSB Class K founder shares are being converted into an aggregate of 3,061,354 shares of New Nextdoor Class A common stock. Prior to such conversion, the Class K founder shares would only have converted into shares of Class A common stock after the initial business combination to the extent certain triggering events occurred prior to the 10th anniversary of the initial business combination, including three equal triggering events based on our stock trading at $20.00, $25.00 and $30.00 per share following the first anniversary of the closing of our initial business combination and also upon specified strategic transactions. Prior to our initial business combination, only holders of shares of our Class B common stock were entitled to vote on the appointment of directors. KVSB performed an assessment in accordance with ASC 480 - Distinguishing Liabilities from Equities and ASC 815 - Derivatives and Hedging to conclude whether the embedded features of Class K common stock constitute a liability and a derivative such that it will be fair valued separately from the KVSB’s common stock. KVSB concludes that Class K common stock should be equity-classified and its embedded features should not be bifurcated.
Promissory Note – Related Parties
On February 8, 2021, KVSB issued a promissory note (the “Promissory Note”) to the Sponsor and an affiliate of the Sponsor, pursuant to which KVSB could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2021 and (ii) the completion of the IPO. The outstanding balance under the Promissory Note was repaid upon consummation of the IPO. The outstanding balance under the Promissory Note at June 30, 2021 was $5,300.
Related Party Transactions
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of KVSB’s officers and directors may, but are not obligated to, loan KVSB funds as may be required (“Working Capital Loans”). If KVSB completes a Business Combination, KVSB would repay the Working Capital Loans out of the proceeds of the Trust Account released to KVSB. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, KVSB may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, KVSB had no borrowings under the Working Capital Loans.

Private Placement Shares
Concurrently with the closing of the IPO and the partial exercise of the underwriters’ over-allotment option, the Sponsor purchased 1,132,688 private placement shares from KVSB at a price of $10.00 per share in private placements for an aggregate purchase price of $11,326,880. The private placement shares are identical to the public shares, subject to certain limited exceptions.
The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their private placement shares until 30 days after the completion of the initial business combination.
Forward Purchase Agreement
KVSB entered into a forward purchase agreement pursuant to which the Sponsor agreed to purchase an aggregate of up to 1,000,000 forward-purchase shares for $10.00 per share, or an aggregate maximum amount of $10,000,000, in a private placement that would close simultaneously with the closing of the initial business combination. The proceeds from the sale of these forward-purchase shares, together with the amounts available to KVSB from the trust account (after giving effect to any redemptions of public shares) and PIPE Investment, will be used to satisfy the cash requirements of the business combination, including funding the purchase price and paying expenses and retaining specified amounts to be used by the post-business combination company for working capital or other purposes, including the Minimum Cash Condition. To the extent that the amounts available from the trust account and other financing are sufficient for such cash requirements, the Khosla Entities may purchase less than 1,000,000 forward-purchase shares. The forward-purchase shares would be shares of KVSB Class A common stock. KVSB performed an assessment in accordance with ASC 480 - Distinguishing Liabilities from Equities and ASC 815 - Derivatives and Hedging to conclude whether the forward-purchase shares constitute a liability and a derivative such that it will be fair valued separately from KVSB’s common stock. KVSB concludes that the forward-purchase shares should be equity-classified and its embedded features should not be bifurcated.
Nextdoor
Series H Preferred Stock Financing
From May 8, 2019 through September 4, 2019, Nextdoor sold an aggregate of 6,105,650 shares of its Series H preferred stock to related persons at a purchase price of $20.3855 per share. The following table summarizes the purchase of Series H preferred stock from Nextdoor by such related persons:

Name	Shares of Series H Preferred Stock	Total Purchase Price
Riverwood Capital Partners II, L.P, and its affiliates(1)	2,207,450	$44,999,972
Tiger Global PIP Holdings, L.P., and its affiliates(2)	922,224	18,799,997
Bond Capital Partners VIII, L.P., as nominee(3)	2,240,159	45,666,761
Benchmark Capital Partners VIII, L.P.(4)	735,817	14,999,997
Total	6,105,650	$124,466,727
__________________
(1)Chris Varelas is a member of the Nextdoor board of directors and an affiliate of Riverwood Capital Partners II, L.P.
(2)Entities affiliated with Tiger Global PIP Holdings, L.P. currently hold more than 5% of Nextdoor’s common stock (on an as-converted basis).
(3)Mary Meeker is a member of the Nextdoor board of directors and an affiliate of Bond Capital Partners VIII, L.P.
(4)J. William Gurley is a member of the Nextdoor board of directors and an affiliate of Benchmark Capital Partners VIII, L.P. Entities affiliated with Benchmark Capital Partners VIII, L.P. currently hold more than 5% of Nextdoor’s capital stock.
Investors’ Rights Agreement
Nextdoor is party to the Seventh Amended and Restated Investors’ Right Agreement, dated May 8, 2019 (the “Nextdoor IRA”), which grants registration rights and information rights, among other things, to certain holders of Nextdoor’s capital stock, including (i) entities affiliated with Benchmark Capital Partners VI, L.P., Shasta Ventures II, L.P., Greylock XIII Limited Partnership and Tiger Global Private Investment Partners VII, L.P., each of which hold more than 5% of Nextdoor’s capital stock, (ii) entities affiliated with Riverwood Capital Partners II, L.P, which is affiliated with Nextdoor director Chris Varelas, (iii) J. William Gurley, Jason Pressman and David Sze, each of whom are directors of Nextdoor, are affiliated with Benchmark Capital Partners VI, L.P., Shasta Ventures II, L.P. and Greylock XIII Limited Partnership, respectively, and (iv) Bond Capital Fund, LP and JLK Revocable Trust dtd 10/13/03, which are affiliated with Nextdoor directors Mary Meeker and Leslie Kilgore, respectively. The Nextdoor IRA will terminate upon the Closing.
Right of First Refusal and Co-Sale Agreement
Pursuant to Nextdoor’s 2008 Equity Incentive Plan and 2018 Equity Incentive Plan and certain agreements with its stockholders, including the Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 8, 2019 (the “ROFR Agreement”), Nextdoor or its assignees have the right to purchase shares of Nextdoor capital stock which certain stockholders propose to sell to other parties. Certain holders of Nextdoor capital stock, including (i) entities affiliated with Benchmark Capital Partners VI, L.P., Shasta Ventures II, L.P., Greylock XIII Limited Partnership and Tiger Global Private Investment Partners VII, L.P., each of which hold more than 5% of Nextdoor’s capital stock, (ii) entities affiliated with Riverwood Capital Partners II, L.P, which is affiliated with Nextdoor director Chris Varelas, (iii) J. William Gurley, Jason Pressman and David Sze, each of whom are directors of Nextdoor, are affiliated with Benchmark Capital Partners VI, L.P., Shasta Ventures II, L.P. and Greylock XIII Limited Partnership, respectively, (iv) Bond Capital Fund, LP, which is affiliated with Nextdoor director Mary Meeker, (v) Nirav Tolia, a director of Nextdoor and (vi) Sarah Friar, the Chief Executive Officer and a director of Nextdoor, have rights of first refusal and co-sale under the ROFR Agreement. The ROFR Agreement will terminate upon the Closing.
Voting Agreement
Nextdoor is party to the Seventh Amended and Restated Voting Agreement, dated May 8, 2019, as amended (the “Voting Agreement”), pursuant to which certain holders of Nextdoor’s capital stock, including (i) entities affiliated with Benchmark Capital Partners VI, L.P., Shasta Ventures II, L.P., Greylock XIII Limited Partnership and Tiger Global Private Investment Partners VII, L.P., each of which hold more than 5% of Nextdoor’s capital stock, (ii) entities affiliated with Riverwood Capital Partners II, L.P, which is affiliated with Nextdoor director Chris Varelas, (iii) J. William Gurley, Jason Pressman and David Sze, each of whom are directors of Nextdoor, are affiliated with Benchmark Capital Partners VI, L.P., Shasta Ventures II, L.P. and Greylock XIII Limited Partnership, respectively, (iv) Bond Capital Fund, LP, which is affiliated with Nextdoor director Mary Meeker, (v) Nirav Tolia, a director of Nextdoor and (vi) Sarah Friar, the Chief Executive Officer and a director of Nextdoor, have agreed to vote their shares of Nextdoor’s capital stock on certain matters, including with respect to the election of directors. The Voting Agreement will terminate upon the Closing.
Stockholder Support Agreements
In connection with the execution of the Merger Agreement, KVSB entered into a support agreement with certain equityholders and each director and executive officer of Nextdoor, a copy of which is attached to the accompanying proxy statement/prospectus as Annex F (the “Nextdoor Stockholder Support Agreement”). Pursuant to Nextdoor Stockholder Support Agreement, the equityholders and each director and executive officer of Nextdoor has agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, subject to the terms and conditions of Nextdoor Stockholder Support Agreement. For additional information, see “BCA Proposal — Related Agreements — Nextdoor Stockholder Support Agreement.”
Director and Officer Indemnification
Nextdoor’s charter and bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Nextdoor has entered into, or plans on entering into, indemnification agreements with each of its directors. Following the Business Combination, Nextdoor expects that these agreements will be replaced with new indemnification agreements for each post-Closing director and officer of New Nextdoor.

PIPE Investment
Nextdoor PIPE Investors entered into Subscription Agreements with KVSB, pursuant to which Sarah Friar, Nextdoor’s Chief Executive Officer, President and Chairperson of the Board of Directors has agreed to subscribe for and purchase 500,000 shares of New Nextdoor Class A common stock at $10.00 per share in the PIPE Investment on the same terms and conditions as the other PIPE Investors, for aggregate proceeds of $5,000,000. Such shares of New Nextdoor Class A common stock would have had an estimated aggregate value of $5.1 million based on the closing price of $10.13 per public share on Nasdaq on September 29, 2021, the closing price on the record date.
Policies and Procedures for Related Person Transactions
Effective upon the consummation of the Business Combination, the board of directors of New Nextdoor will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
•any person who is, or at any time during the applicable period was, one of New Nextdoor’s executive officers or directors;
•any person who is known by the post-combination company to be the beneficial owner of more than 5% of New Nextdoor’s voting stock;
•any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of New Nextdoor’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of New Nextdoor’s voting stock; and
•any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.
New Nextdoor will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit and risk committee charter, the audit and risk committee will have the responsibility to review related party transactions.

DESCRIPTION OF NEW NEXTDOOR SECURITIES
General
The following summary of certain provisions of New Nextdoor securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex C and Annex D, respectively.
Upon the completion of the Business Combination, New Nextdoor’s authorized common stock will consist of 2,500,000,000 shares of New Nextdoor Class A common stock, $0.0001 par value per share, 500,000,000 shares of New Nextdoor Class B common stock, $0.0001 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.0001 par value per share. New Nextdoor expects to have approximately 80,175,703 shares of New Nextdoor Class A common stock and 303,175,793 shares of New Nextdoor Class B common stock outstanding immediately after the consummation of the Business Combination, assuming no public stockholders exercise their redemption rights in connection with the Business Combination.
Class A Common Stock and Class B Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of shares of New Nextdoor common stock are entitled to receive dividends out of funds legally available if New Nextdoor board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that New Nextdoor board of directors may determine.
Voting Rights
Following the Business Combination, holders of shares of New Nextdoor Class A common stock will be entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of New Nextdoor Class B common stock will be entitled to 10 votes for each share of New Nextdoor Class B common stock held on all matters submitted to a vote of stockholders. Following the Business Combination (assuming that no public stockholders exercise their redemption rights in connection with the Business Combination), the holders of New Nextdoor outstanding Class B common stock will hold approximately 97.4% of the voting power of New Nextdoor outstanding common stock, with New Nextdoor directors, executive officers, and beneficial owners of 5% or greater of New Nextdoor outstanding common stock and their respective affiliates holding 54.2% of the voting power in the aggregate. Holders of shares of New Nextdoor Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless, otherwise required by Delaware law or the Proposed Certificate of Incorporation. Delaware law could require either holders of New Nextdoor Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if New Nextdoor were to seek to amend the Proposed Certificate of Incorporation to increase or decrease the par value of a class of New Nextdoor common stock, then that class would be required to vote separately to approve the proposed amendment; and
•if New Nextdoor were to seek to amend the Proposed Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of New Nextdoor common stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
New Nextdoor has not provided for cumulative voting for the election of directors in the Proposed Certificate of Incorporation that will become effective immediately prior to the completion of this offering. Accordingly, holders of a majority of the shares of New Nextdoor common stock will be able to elect all of the New Nextdoor directors.

No Preemptive or Similar Rights
New Nextdoor common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon New Nextdoor liquidation, dissolution or winding-up, the assets legally available for distribution to New Nextdoor stockholders would be distributable ratably among the holders of New Nextdoor common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock automatically, without further action by New Nextdoor immediately prior to the close of business on the earlier of (i) ten (10) years from the date of the Closing and (ii) the date specified by an affirmative vote of the holders of Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class.
Lock-up Period
Following the Business Combination, certain of the former holders of Nextdoor common stock, Nextdoor Options, Nextdoor Restricted Stock or other equity awards outstanding immediately prior to the effective time of the Business Combination have agreed not to sell, pledge, transfer or otherwise dispose of, or grant any option or purchase right with respect to, any shares of New Nextdoor Class A common stock or New Nextdoor Class B common stock issued to such holders pursuant to the Business Combination (“Lock-Up Shares”), or engage in any short sale, hedging transaction or other derivative security transaction involving the Lock-Up Shares, for a lock-up period commencing on the closing date of the Business Combination until 180 days following the closing of the Business Combination, subject to customary exceptions.
Preferred Stock
Following the Business Combination, New Nextdoor’s board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to 50,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by New Nextdoor’s stockholders. New Nextdoor’s board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by New Nextdoor’s stockholders. The number of authorized shares of New Nextdoor’s preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting stock, without a separate vote of the holders of the preferred stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation. New Nextdoor’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of New Nextdoor’s common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in New Nextdoor’s control and might adversely affect the market price of New Nextdoor’s Class A common stock and the voting and other rights of the holders of New Nextdoor’s Class A common stock and Class B common stock. New Nextdoor does not currently plan to issue any shares of preferred stock.

Anti-Takeover Provisions
The provisions of the DGCL, the Proposed Certificate of Incorporation, and the Proposed Bylaws following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of New Nextdoor. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of New Nextdoor to first negotiate with the New Nextdoor board of directors. New Nextdoor believes that the benefits of increased protection of New Nextdoor potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire New Nextdoor because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
New Nextdoor is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, the New Nextdoor board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•at or after the time the stockholder became interested, the business combination was approved by the New Nextdoor board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Proposed Certificate of Incorporation and Restated Bylaw Provisions
The Proposed Certificate of Incorporation and the Proposed Bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of the New Nextdoor management team or changes in the New Nextdoor board of directors or New Nextdoor governance or policy, including the following:
•Dual Class Common Stock. As described above in the section entitled “— Class A Common Stock and Class B Common Stock—Voting Rights,” the Proposed Certificate of Incorporation will provide for a dual class common stock structure pursuant to which holders of New Nextdoor Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of New Nextdoor outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of New Nextdoor or its assets. New Nextdoor’s investors, executives, and employees will have the ability to exercise significant influence over those matters.
•Board of Directors Vacancies. The Proposed Certificate of Incorporation and the Proposed Bylaws and will authorize generally only the New Nextdoor board of directors to fill vacant directorships resulting from any cause or created by the expansion of the New Nextdoor board of directors. In addition, the number of directors constituting the New Nextdoor board of directors may be set only by resolution adopted by a majority vote of the New Nextdoor entire board of directors. These provisions prevent a stockholder from increasing the size of the New Nextdoor board of directors and gaining control of the New Nextdoor board of directors by filling the resulting vacancies with its own nominees.
•Classified Board. The Proposed Certificate of Incorporation and the Proposed Bylaws will provide that the New Nextdoor board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of the New Nextdoor board of directors, and the prospect of that delay might deter a potential offeror. For additional information, see the section entitled “Management of New Nextdoor following the Business Combination—Executive officers and directors after the Business Combination—Classified Board of Directors.”
•Directors Removed Only for Cause. The Proposed Certificate of Incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding common stock.
•Supermajority Requirements for Amendments of the Proposed Certificate of Incorporation and Proposed Bylaws. The Proposed Certificate of Incorporation will further provide that the affirmative vote of holders of at least two-thirds (2/3) of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the New Nextdoor board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock, provided that if two-thirds of the New Nextdoor board of directors has approved such amendment only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to amend the Proposed Charter. The affirmative vote of holders of at least two-thirds (2/3) of the voting power of all of the then outstanding shares of common stock will be required to amend or repeal the Proposed Bylaws, although the Proposed Bylaws may be amended by a simple majority vote of the New Nextdoor board of directors. Additionally, in the case of any proposed adoption, amendment, or repeal of any provisions of the Proposed Bylaws that is approved by the New Nextdoor board of directors and submitted to the stockholders for adoption, if two-thirds of the New Nextdoor board of directors has approved such adoption, amendment, or repeal of any provisions of the Proposed Bylaws, then only the affirmative vote of a majority of the voting power of all of the then outstanding shares of common stock shall be required to adopt, amend, or repeal any provision of the Proposed Bylaws.
•Stockholder Action; Special Meetings of Stockholders. The Proposed Certificate of Incorporation will provide that New Nextdoor stockholders may not take action by written consent, but may only take action at annual or special meetings of New Nextdoor stockholders. As a result, holders of New Nextdoor common stock would not be able to amend the Proposed Bylaws or remove directors without holding a meeting of New Nextdoor stockholders called in accordance with the Proposed Bylaws. The Proposed Certificate of Incorporation and the Proposed Bylaws will provide that special meetings of New Nextdoor stockholders may be called only by a majority of the New Nextdoor board of directors, the chairman of the New Nextdoor board of directors or the New Nextdoor chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of New Nextdoor stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Proposed Bylaws will provide advance notice procedures for stockholders seeking to bring business before the New Nextdoor annual meeting of stockholders or to nominate candidates for election as directors at the New Nextdoor annual meeting of stockholders. The Proposed Bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude New Nextdoor stockholders from bringing matters before the New Nextdoor annual meeting of stockholders or from making nominations for directors at the New Nextdoor annual meeting of stockholders. New Nextdoor expects that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Nextdoor.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Proposed Certificate of Incorporation and Proposed Bylaws will not provide for cumulative voting.
•Issuance of Undesignated Preferred Stock. New Nextdoor anticipates that after the filing of the Proposed Certificate of Incorporation, the New Nextdoor board of directors will have the authority, without further action by the stockholders, to issue up to 50,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the New Nextdoor board of directors. The existence of authorized but unissued shares of preferred stock enables the New Nextdoor board of directors to render more difficult or to discourage an attempt to obtain control of New Nextdoor by means of a merger, tender offer, proxy contest or otherwise.
•Choice of Forum. In addition, the Proposed Certificate of Incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on New Nextdoor’s behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against New Nextdoor arising pursuant to the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws; any action asserting a claim against New Nextdoor that is governed by the internal affairs doctrine; or any to interpret, apply, enforce, or determine the validity of the Proposed Certificate of Incorporation or Proposed Bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. The Proposed Certificate of Incorporation will also provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by New Nextdoor stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by New Nextdoor stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. New Nextdoor stockholders will not be deemed to have waived New Nextdoor compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of New Nextdoor securities shall be deemed to have notice of and consented to the New Nextdoor exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with New Nextdoor or the New Nextdoor directors, officers, or other employees, which may discourage lawsuits against New Nextdoor and the New Nextdoor directors, officers, and other employees.
Transfer Agent and Registrar
Upon the completion of the Business Combination, the transfer agent and registrar for New Nextdoor Class A common stock and Class B common stock will be Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street, 30th Floor, New York, New York 10004.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW NEXTDOOR SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Nextdoor common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Nextdoor at the time of, or at any time during the three months preceding, a sale and (ii) New Nextdoor is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Nextdoor was required to file reports) preceding the sale.
Persons who have beneficially owned restricted New Nextdoor shares of common stock for at least six months but who are affiliates of New Nextdoor at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•1% of the total number of New Nextdoor common stock then outstanding; or
•the average weekly reported trading volume of New Nextdoor’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of New Nextdoor under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Nextdoor.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, the Sponsor will be able to sell their founder shares and private placement shares, as applicable, pursuant to Rule 144 without registration one year after KVSB has completed KVSB’s initial business combination.
KVSB anticipates that following the consummation of the Business Combination, New Nextdoor will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
New Nextdoor’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New Nextdoor’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement thereto) given by or at the direction of New Nextdoor’s board of directors, (ii) by or at the direction of New Nextdoor’s board of directors or any committee thereof, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of New Nextdoor both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in New Nextdoor’s Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Nextdoor’s annual meeting of stockholders, New Nextdoor’s secretary must receive the written notice at New Nextdoor’s principal executive offices:
•not later than the 90th day; and
•not earlier than the 120th day,
before the one-year anniversary of the preceding year’s annual meeting.
In the event that no annual meeting was held in the previous year or New Nextdoor holds its annual meeting of stockholders more than more than 30 days before or more than 70 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day or earlier than the 120th day prior to such annual meeting on the 10th day following the day on which public disclosure of the date of such annual meeting was first made. Nominations and proposals also must satisfy other requirements set forth in New Nextdoor’s Proposed Bylaws.
Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2022 annual general meeting pursuant to Rule 14a-8 must be received at New Nextdoor’s principal office a reasonable time before New Nextdoor begins to print and send its proxy materials and must comply with Rule 14a-8.
Stockholder Director Nominees
New Nextdoor’s Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of New Nextdoor’s Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by New Nextdoor’s Proposed Bylaws. In addition, the stockholder must give timely notice to New Nextdoor’s secretary in accordance with New Nextdoor’s Proposed Bylaws, which, in general, require that the notice be received by New Nextdoor’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

STOCKHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with the KVSB Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, California 94025. Following the Business Combination, such communications should be sent in care of New Nextdoor, 420 Taylor Street, San Francisco, California 94012. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS
Latham & Watkins LLP, San Francisco, California, has passed upon the validity of the securities of New Nextdoor offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.
CHANGE IN ACCOUNTANTS
(a)Dismissal of Independent Registered Public Accounting Firm
On August 8, 2021, the Audit Committee of the Board of Directors of Khosla Ventures Acquisition Co. II (the “Company”) approved the dismissal of Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm.
The reports of Marcum on the Company’s financial statements as of February 1, 2021 and for the period January 29, 2021 through February 1, 2021 and the Company’s balance sheet as of March 26, 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, other than an explanatory paragraph relating to the Company’s ability to continue as a going concern in the Company’s audited financial statements as of February 1, 2021 and for the period January 29, 2021 through February 1, 2021.
During the period January 29, 2021 through February 1, 2021 and through the date of termination, August 8, 2021, there were no “disagreements” with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Marcum would have caused Marcum to make reference thereto in its reports on the financial statements for such period. During the period January 29, 2021 through February 1, 2021 and through August 8, 2021, there have been no “reportable events” (as defined in Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Registration S-K), other than a material weakness in internal controls over financial reporting related to the inaccurate accounting for the value of private placement shares, underwriting discounts and over-allotment public shares issued subsequent to the closing of the Company’s initial public offering, as discussed further in the Company’s amended Quarterly Report on Form 10-Q/A filed on July 19, 2021.
The Company provided Marcum with a copy of the disclosure it is making herein in response to Item 304(a) of Regulation S-K, and requested Marcum furnish the Company with a copy of its letter addressed to the Securities and Exchange Commission (the “SEC”), pursuant to Item 304(a)(3) of Regulation S-K, stating whether or not Marcum agrees with the statements related to them made by the Company in this report. A copy of Marcum’s letter dated August 12, 2021 is attached as Exhibit 16.1 to this registration statement.
(b)Newly Engaged Independent Registered Public Accounting Firm
On August 8, 2021, the Audit Committee approved the appointment of BDO USA, LLP (“BDO”) as the Company’s new independent public accounting firm, effective immediately. Prior to engaging BDO, neither the Company, nor anyone on its behalf, consulted BDO regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by BDO that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).
EXPERTS
The financial statements as of June 30, 2021 and for the period from January 29, 2021 (inception) through June 30, 2021, included in this proxy statement/prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the proxy statement/

prospectus, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding KVSB’s ability to continue as a going concern.
The consolidated financial statements of Nextdoor, Inc. at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this proxy statement/prospectus of Khosla Ventures Acquisition Co. II, which is referred to and made a part of this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, KVSB and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of KVSB’s annual report to stockholders and KVSB’s proxy statement. Upon written or oral request, KVSB will deliver a separate copy of the annual report to stockholders or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that KVSB deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that KVSB deliver single copies of such documents in the future. Stockholders may notify KVSB of their requests by calling or writing KVSB at its principal executive offices at 2128 Sand Hill Road, Menlo Park, California 94025 or (650) 376-8500.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
KVSB has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.
KVSB files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on KVSB at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, KVSB’s corporate website under the heading “Documents,” at http://khoslaventuresacquisitionco.com/kvsb. KVSB’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.
All information contained in this proxy statement/prospectus relating to KVSB has been supplied by KVSB, and all such information relating to Nextdoor has been supplied by Nextdoor, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.
Incorporation by Reference of Certain of KVSB’s Filings with the SEC
The SEC allows KVSB to “incorporate by reference” certain information filed with the SEC into this proxy statement/prospectus or any document incorporated by reference in this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact via phone or in writing:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Individuals call toll-free:
Banks and Brokerage Firms, please call:
Email:
If you are a stockholder of KVSB and would like to request documents, please do so no later than five business days before the special meeting in order to receive them before the special meeting. If you request any documents from KVSB, D.F. King will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/ prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

KHOSLA VENTURES ACQUISITION CO. II
NEXTDOOR, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Khosla Ventures Acquisition Co. II
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Khosla Ventures Acquisition Co. II (the “Company”) as of June 30, 2021, the related statement of operations, changes in common stock subject to possible redemption and stockholders’ deficit and cash flows for the period from January 29, 2021 (inception) through June 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the period from January 29, 2021 (inception) through June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.
Going Concern Uncertainty
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company does not have sufficient cash and working capital to sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2021.

McLean, Virginia

September 9, 2021

KHOSLA VENTURES ACQUISITION CO. II
BALANCE SHEET
AS OF JUNE 30, 2021
(Audited)

ASSETS
Cash and cash equivalents	$978,280
Prepaid expenses	653,392
Total current assets	1,631,672
Marketable securities held in Trust Account	416,350,445
Other assets	476,172
Total assets	$418,458,289
LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$64,569
Franchise tax payable	100,000
Advances from related party	5,300
Total current liabilities	169,869
Deferred underwriting fees payable	14,572,044
Class K Founder Shares derivative liability	16,550,000
Total liabilities	31,291,913
Commitments and Contingencies (Note 5)
Class A common stock subject to possible redemption, 41,634,412 shares at $10.00 redemption value	416,344,120
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common share, $0.0001 par value, 200,000,000 shares authorized; 1,132,688 shares issued and outstanding (excluding 41,634,412 shares subject to possible redemption)	113
Class B common stock, $0.0001 par value; 30,000,000 shares authorized; 5,000,000 shares issued and outstanding	500
Additional paid-in capital	—
Accumulated deficit	(29,178,357)
Total stockholders’ deficit	(29,177,744)
Total Liabilities, Common Stock subject to Possible Redemption and Stockholders’ Deficit	$418,458,289
The accompanying notes are an integral part of these financial statements.

KHOSLA VENTURES ACQUISITION CO. II
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 29, 2021 (INCEPTION) THROUGH JUNE 30, 2021
(Audited)

Inception-to-Date June 30,
2021
Formation costs	$25,000
General and administrative expenses	283,967
Franchise tax expense	100,000
Loss from operations	(408,967)
Financing expenses on derivative classified instrument	(36,537,500)
Gain on marketable securities (net), dividends and interest, held in Trust Account	6,327
Change in fair value of derivative liabilities	20,000,000
Loss before income tax expense	(16,940,140)
Net loss	$(16,940,140)
Weighted average shares outstanding of Class A common stock subject to possible redemption, basic and diluted	26,526,318
Basic and diluted net loss per share, Class A common stock subject to possible redemption	$(0.51)
Weighted average shares outstanding of Class A non-redeemable common stock, basic and diluted	721,974
Basic and diluted net loss per share, Class A non-redeemable common stock	$(0.60)
Weighted average shares outstanding of Class B non-redeemable common stock, basic and diluted	5,000,000
Basic and diluted net loss per common stock, Class B	$(0.60)
The accompanying notes are an integral part of these financial statements.

KHOSLA VENTURES ACQUISITION CO. II
STATEMENT OF CHANGES IN COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
FOR THE PERIOD FROM JANUARY 29, 2021 (INCEPTION) THROUGH JUNE 30, 2021

	Common Stock Subject to Possible Redemption		Common Stock
	Class A		Class A		Class B		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 29, 2021 (inception)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of common stock to Sponsor	—	—	—	—	5,000,000	500	12,000	—	12,500
Sale of Public Shares, net of $23,576,984 issuance costs	41,634,412	392,767,136	—	—	—	—	—	—	—
Sale of Private Placement Shares	—	—	1,132,688	113	—	—	11,326,767	—	11,326,880
Accretion of Class A Common Stock to redemption value	—	23,576,984	—	—	—	—	(11,338,767)	(12,238,217)	(23,576,984)
Net loss	—	—	—	—	—	—	—	(13,678,611)	(13,678,611)
Balance as of March 31, 2021 (unaudited)	41,634,412	$416,344,120	1,132,688	$113	5,000,000	$500	$—	$(25,916,828)	$(25,916,215)
Net loss	—	—	—	—	—	—	—	(3,261,529)	(3,261,529)
Balance as of June 30, 2021 (audited)	41,634,412	$416,344,120	1,132,688	$113	5,000,000	$500	$—	$(29,178,357)	$(29,177,744)
The accompanying notes are an integral part of these financial statements.

KHOSLA VENTURES ACQUISITION CO. II
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 29, 2021 (INCEPTION) THROUGH JUNE 30, 2021
(Audited)

Cash Flows from Operating Activities:
Net loss	$(16,940,140)
Adjustments to reconcile net loss to net cash used in operating activities:
Financing expenses on derivative classified instrument	36,537,500
Gain on marketable securities (net), dividends and interest, held in Trust Account	(6,327)
Change in fair value of derivative liability instrument	(20,000,000)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(1,129,564)
Accounts payable and accrued expenses	164,569
Net cash used in operating activities	(1,373,962)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(416,344,118)
Net cash used in Investing Activities:	(416,344,118)
Cash Flows from Financing Activities:
Sponsor contribution for class B and K common stock	25,000
Advances from related party	5,300
Proceeds from sale of Private Placement Shares	407,339,180
Proceeds from Private Placement shares	11,326,880
Net cash provided by financing activities	418,696,360
Net increase in cash	978,280
Cash - beginning of period	—
Cash - end of period	$978,280
Supplemental disclosure of noncash investing and financing activities:
Accretion of Class A Common Stock to redemption value	$23,576,984
Deferred underwriting fees payable	$14,572,044
The accompanying notes are an integral part of these financial statements.

KHOSLA VENTURES ACQUISITION CO. II
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2021
Note 1 — Description of Organization, Business Operations, Going Concern
Khosla Ventures Acquisition Co. II (the “Company”) is a blank check company incorporated in Delaware on January 29, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
As of June, 30, 2021, the Company had not commenced any operations. All activity for the period from January 29, 2021 (inception) through June 30, 2021 relates to the Company’s formation and Initial Public Offering (the “Initial Public Offering”) and expenses relating to the negotiation and consummation of its proposed initial Business Combination, in each case as described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.
On March 26, 2021, the Company consummated its Initial Public Offering of 40,000,000 shares of Class A common stock of the Company, par value $0.0001 per share (each, a “Public Share”), excluding additional Public Shares sold pursuant to the partial exercise of the underwriters’ option to purchase additional Public Shares to cover over-allotments. The Public Shares were sold at a price of $10.00 per Public Share, generating gross proceeds to the Company of $400,000,000, which is described in Note 3. On March 26, 2021, the Company’s underwriters exercised in part their option to purchase additional Public Shares in connection with its Initial Public Offering. The underwriters exercised their option to purchase an additional 1,634,412 Public Shares from the Company at a price of $10.00 per share less the underwriting discount. In total, the Company sold 41,634,412 Public Shares in connection with its Initial Public Offering. The Underwriters designated March 30, 2021 as the settlement date for such additional Public Shares pursuant to the Underwriting Agreement.
Simultaneously with the closing of the Initial Public Offering, we consummated the Private Placement of 1,100,000 Private Placement Shares at a price of $10.00 per Private Placement Share to the Sponsor, generating proceeds of $11,000,000. In connection with the underwriters’ partial exercise of their over-allotment option, we also consummated the sale of an additional 32,688 Private Placement Shares at $10.00 per Private Placement Share, generating additional proceeds of $326,880. Total gross proceeds from the sale of Private Placement Shares was $11,326,880 as of June 30, 2021.
Following the closing of the Initial Public Offering on March 26, 2021, and the close of underwriters exercise of their overallotment option on March 30, 2021, an amount of 416,334,120 ($10 per Public Share) of the proceeds from the Initial Public Offering, including $14,572,044 of the underwriters’ deferred discount was placed in a U.S.-based Trust Account at Goldman Sachs, maintained by Continental Stock Transfer & Trust Company, LLC, acting as trustee. Except with respect to interest earned on the funds in the Trust Account that may be released to the Company to pay its franchise and income taxes and expenses relating to the administration of the Trust Account, the proceeds from the Initial Public Offering and the Private Placements held in the Trust Account will not be released until the earliest of (a) the completion of the Company’s initial business combination, (b) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of its obligation to redeem 100% of its public shares if the Company does not complete its initial business combination within 24 months from the closing of the Initial Public Offering (March 23, 2023) or 27 months (June 23, 2023), if we have executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination by March 23, 2023 (the “Combination Period”) or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, and (c) the redemption of all of the Company’s public shares if it is unable to complete its business combination within the Combination Period, subject to applicable law.

On July 6, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nextdoor, Inc., a Delaware corporation (“Nextdoor”), and Lorelei Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVSB (“Merger Sub”).
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held in Trust and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). Upon the closing of the Initial Public Offering, management has agreed that an amount equal to at least $10.00 per Public Share sold in the Initial Public Offering, including the proceeds from the sale of the private placement shares and the sale of forward purchase shares, will be held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company will provide its holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares were recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated certificate of incorporation, which was adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the transaction. If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Initial Public Offering (the “Initial Stockholders”) have agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company. The holders of the Founder Shares (the “initial stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within the Combination Period and the Company’s stockholders have not amended the Certificate of Incorporation to extend such Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Liquidity
As of June 30, 2021, the Company had $978,280 in its cash account, $416,350,445 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital of $1,461,803. As of June 30, 2021, $6,327 of the amount on deposit in the Trust Account represented interest income, which is available for working capital needs.
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through approximately one year from the date of filing. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Prior to the consummation of the Initial Public Offering, the Company’s liquidity needs have been satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares to the Sponsor, and a $300,000 promissory note payable to the Sponsor.
Subsequent to the consummation of the Initial Public Offering, the Company received the net proceeds not held in the Trust Account of approximately $3,000,000. The Company fully repaid the note to the Sponsor in April 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.
The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into shares of the post-transaction company at $10.00 per share at the option of the lender. As of June 30, 2021, the Company has no borrowings under the Working Capital Loans.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
The accompanying unaudited statement of operations and changes in common stock subject to possible redemption and stockholders’ deficit for the three-month period ended June 30, 2021 are presented in U.S. dollars in conformity with GAAP and pursuant to the rules and regulations of the SEC and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management necessary for the fair presentation of the results of operations for the period presented. The interim results for the period ended June 30, 2021, are not necessarily indicative of the results to be expected for the year ending December 31, 2021, or for any future periods.

Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $978,280 in cash and no cash equivalents, outside of the funds held in the Trust Account, as of June 30, 2021.
Marketable Securities Held in Trust Account
The Company’s portfolio of investments held in the Trust Account are comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less, classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on marketable securities, dividends and interest held in the Trust Account in the accompanying statement of operations. The fair value for trading securities is determined using quoted market prices in active markets.
Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480.
Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock feature contains certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption are classified as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet. Accordingly, as of June 30, 2021, 41,634,412 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
The Class A common stock subject to possible redemption are subject to the subsequent measurement guidance in ASC Topic 480-10-S99. Under such guidance, the Company must subsequently measure the shares to their redemption amount because, as a result of the allocation of net proceeds to transaction costs, the initial carrying amount of the common stock is less than $10.00 per share. In accordance with the guidance, the Company has elected to measure the common stock subject to possible redemption to their redemption amount (i.e., $10.00 per share) immediately as if the end of the first reporting period after the Initial Public Offering, March 26, 2021, was the redemption date. Such changes are reflected in additional paid-in capital, or in the absence of additional paid-in capital, in accumulated deficit. From the period beginning January 29, 2021 (inception) through June 30, 2021, the Company recorded an accretion of $23,576,984, of which $11,338,767 was recorded in additional paid-in capital and $12,238,217 was recorded in accumulated deficit.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. As of June 30, 2021, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet.
Derivative Financial Instruments
The Company accounts for derivative financial instruments in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value upon issuance and remeasured at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative financial instruments is evaluated at the end of each reporting period.
Fair Value Measurements
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820 approximates the carrying amounts represented in the balance sheet.
The fair value hierarchy is categorized into three levels based on the inputs as follows:
•Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2: Observable inputs other than Level 1 inputs. Example of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
•Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Offering Costs
Offering costs consist of legal, accounting, and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering and were charged to temporary equity upon completion of the Initial Public Offering. Offering costs were $23,576,984 for the period from January 29, 2021 (inception) through June 30, 2021.
Income Taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of June 30, 2021, the deferred tax asset is de minimis.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the United States is the Company’s only major tax jurisdiction.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Loss Per Share of Common Stock
The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of common stock outstanding during the period, excluding common stock shares subject to forfeiture.
Class K common stock will convert into Class A common stock after the initial Business Combination only to the extent certain triggering events occur prior to the 10th anniversary of the initial Business Combination, including three equal triggering events based on the Company’s stock trading at $20.00, $25.00 and $30.00 per share following the first anniversary of the closing of the initial Business Combination and also upon specified strategic transactions. The Company has not considered the effect of the Class K common stock in the calculation of diluted loss per share since the conversion of Class K common stock into Class A common stock is contingent upon the occurrence of future events.
Class B shares and Private Placement Shares are included in the calculation of non-redeemable earnings per share.
The Company’s statements of operations include a presentation of income (loss) per share for shares of common stock subject to possible redemption in a manner similar to the two-class method of income (loss) per share. With respect to the accretion of the Class A common stock subject to possible redemption and consistent with ASC Topic 480-10-S99-3A, the Company has treated the accretion in the same manner as a dividend in the calculation of net income/(loss) per common stock. As of June 30, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

A reconciliation of net loss per common stock is as follows for the period from January 29, 2021 (inception) through June 30, 2021:

Net loss	$(16,940,140)
Accretion of temporary equity to redemption value	$(2,498,065)
Net loss including accretion of temporary equity to redemption value	$(19,438,205)

	Class A-t	Class A-p	Class B
Basic and diluted net income (loss) per share
Numerator
Allocation of net loss including accretion of temporary equity	(15,989,188)	(435,182)	(3,013,835)
Accretion of temporary equity to redemption value	2,498,065	—	—
Allocation of net income (loss)	(13,491,123)	(435,182)	(3,013,835)
Denominator
Weighted-average shares outstanding	26,526,318	721,974	5,000,000
Basic and diluted net income (loss) per share	$(0.51)	$(0.60)	$(0.60)
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the accompanying financial statements.
Note 3 — Initial Public Offering
Pursuant to the Initial Public Offering, the Company sold 40,000,000 Public Shares at a purchase price of $10.00 per Public Share, excluding Public Shares sold pursuant to the partial exercise of the underwriters’ option to purchase additional Public Shares to cover over-allotments (See Note 5).
Substantially concurrent with the closing of the Initial Public Offering, the Company completed the private sale of 1,100,000 shares of Class A common stock of the Company, par value $0.0001 per share (the “Private Placement Shares”) at a purchase price of $10.00 per Private Placement Shares, to the Company’s sponsor, Khosla Ventures SPAC Sponsor II LLC, generating aggregate gross proceeds to the Company of $11,000,000. The underwriters exercised their option to purchase an additional 1,634,412 shares of Class A common stock from the Company at a price of $10.00 per share less the underwriting discount. In total, the Company sold 41,634,412 shares of Class A common stock in connection with its Initial Public Offering. Subsequent to the Initial Public Offering, an additional $16,344,118 was placed in the Trust Account, comprised of proceeds from the sale of additional Class A common stock pursuant to the exercise of the underwriters’ over-allotment option, which settled on March 30, 2021.
Note 4 — Related Party Transactions
Promissory Note – Related Parties
On February 8, 2021, the Company issued a promissory note (the “Promissory Note”) to the Sponsor and an affiliate of the Sponsor, pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2021 and (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note at June 30, 2021 was $5,300.
Founder Shares
On January 29, 2021, the Sponsor acquired 10,000,000 Founder Shares (the “Founder Shares”) for an aggregate purchase price of $25,000, consisting of 5,000,000 Class B Founder Shares (also known as “Class B common stock”) and 5,000,000 Class K Founder Shares (also known as “Class K common stock”). Prior to the initial investment in the Company of $25,000 by the Sponsor, the Company had no assets, tangible or intangible. The per share purchase price of the Founder Shares was determined by dividing the amount of cash contributed to the

Company by the aggregate number of Founder Shares issued. On March 10, 2021, the Sponsor entered into a security assignment agreement with three of the Company’s independent directors and assigned 120,000 shares of Class B common stock at an aggregate price of $300.
Class B Common Stock
The Class B common stock will automatically convert into shares of Class A common stock on the first business day following the completion of our initial business combination, at a ratio such that the number of shares of Class A common stock issuable upon conversion of all Class B common stock will equal, in the aggregate on an as-converted basis, 15% of the sum of (i) the total number of all shares of Class A common stock issued and outstanding upon completion of this offering (including any over-allotment shares if the underwriters exercise their overallotment option), plus (ii) the total number of shares of Class A common stock issued or deemed issued or issuable upon conversion of the Class B common stock plus (iii) unless waived, the total number of shares of Class A common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding (x) any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, deemed issued, or to be issued, to any seller in the initial business combination, (y) any shares of Class A common stock issuable upon conversion of the Class K Founder Shares and (z) any Private Placement Shares. Prior to our initial business combination, only holders of shares of our Class B common stock will be entitled to vote on the appointment of directors.
Class K Founder Shares
The Class K Founder Shares will convert into shares of Class A common stock after the initial business combination only to the extent certain triggering events occur prior to the 10th anniversary of the initial business combination, including three equal triggering events based on our stock trading at $20.00, $25.00 and $30.00 per share following the first anniversary of the closing of our initial business combination and also upon specified strategic transactions, in each case, as described in this prospectus. The Class K Founder Shares will be convertible into shares of Class A common stock at a ratio such that the number of shares of Class A common stock issuable upon conversion of all founder shares (including both Class B common stock and Class K Founder Shares) will equal, in the aggregate on an as-converted basis, 30% of the sum of (i) the total number of all shares of Class A common stock issued and outstanding upon completion of this offering (including any over-allotment shares if the underwriters exercise their overallotment option), plus (ii) the total number of shares of Class A common stock issued or deemed issued or issuable upon conversion of the Class B common stock and Class K Founder Shares plus (iii) unless waived, the total number of shares of Class A common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding (x) any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, deemed issued, or to be issued, to any seller in the initial business combination and (y) any Private Placement Shares. Prior to our initial business combination, only holders of shares of our Class B common stock were entitled to vote on the appointment of directors.
The Company accounts for the Class K Founder Shares as equity linked instruments. Based on the guidance in ASC Topic 815, certain adjustments to the settlement amount of the Class K Founder Shares are based on a variable that is not an input to the fair value of a “fixed-for-fixed” option as defined under ASC Topic 815-40. The Class K Founder Shares are recorded as liabilities as these shares are not considered indexed to the Company’s own stock and not eligible for an exception from derivative accounting.
Working Capital Loan
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the

Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.
Private Placement Shares
Simultaneously with the closing of the Initial Public Offering, the Sponsor has purchased 1,100,000 Class A common stock at a price of $10.00 per stock in a private placement for an aggregate purchase price of $11,000,000. In connection with the underwriters’ partial exercise of their over-allotment option that closed on March 30, 2021, the Company also consummated the sale of an additional 32,688 Private Placement Shares at $10.00 per Private Placement Share, generating total proceeds of $326,880. The total proceeds from the sale of Private Placement Shares is $11,326,880. The Private Placement Shares are identical to the shares of Class A common stock sold in this offering, subject to certain limited exceptions. The Private Placement Shares holders do not have the option to redeem their Class A shares and as a result, the proceeds received in connection with the Initial Public Offering are excluded from temporary equity. The par value of these shares and related additional paid in capital are classified as permanent equity in the Company’s financial statements.
The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial business combination.
Forward Purchase Agreement
The Company has entered into a forward-purchase agreement pursuant to which the Sponsor agreed to purchase an aggregate of up to 1,000,000 shares of our Class A common stock (the “forward-purchase shares”) for $10.00 per share, or an aggregate maximum amount of $10,000,000, in a private placement that would close simultaneously with the closing of the initial business combination. The proceeds from the sale of these forward-purchase shares, together with the amounts available to the Company from the Trust Account (after giving effect to any redemptions of public shares) and any other equity or debt financing obtained by the Company in connection with the business combination, will be used to satisfy the cash requirements of the business combination, including funding the purchase price and paying expenses and retaining specified amounts to be used by the post-business combination company for working capital or other purposes. To the extent that the amounts available from the Trust Account and other financing are sufficient for such cash requirements, the Khosla Entities may purchase less than 1,000,000 forward-purchase shares. The forward-purchase shares would be identical to the public shares being sold in this offering, except the forward-purchase shares would be subject to transfer restrictions and certain registration rights, as described herein. The Company performed an assessment in accordance with ASC Topic 480 and ASC Topic 815, to conclude whether the forward-purchase shares constitute a liability and a derivative such that it will be fair valued separately from the Company’s common stock. The Company concludes that the forward-purchase shares should be equity-classified and its embedded features should not be bifurcated.
Note 5 — Commitments & Contingencies
Registration Rights
The holders of the Founder Shares and Private Placement Shares are entitled to registration rights pursuant to the registration agreement signed prior to the consummation of the Initial Public Offering. The holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statements to become effective until termination of the applicable lock-up period.
Underwriting Agreement
The Company granted the underwriters an option to cover over-allotments and for market stabilization purposes. The over-allotment option entitled the underwriters to purchase on a pro rata basis up to 6,000,000 additional Public Shares at the Initial Public Offering price, less the underwriting discounts and commissions. On March 26, 2021, the Company’s underwriters exercised in part their option to purchase additional Public Shares in connection with its Initial Public Offering. The underwriters exercised their option to purchase an additional 1,634,412 Public Shares from the Company at a price of $10.00 per share less the underwriting discount. In total, the Company sold 41,634,412 Public Shares in connection with its Initial Public Offering. This transaction settled on March 30, 2021.
The underwriters are entitled to a deferred fee of $14,572,044. The deferred fee will be forfeited by the underwriters solely in the event that the Company fails to complete a Business Combination, subject to the terms of the underwriting agreement.
Note 6 — Stockholders’ Deficit
Preferred Stock — The Company is authorized to issue 1,000,000 preferred stock, par value $0.0001 per share. As of June 30, 2021, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 200,000,000 Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of June 30, 2021, there were 1,132,688 shares of Class A common stock issued and outstanding, excluding 41,634,412 shares of Class A common stock subject to possible redemption.
Class B Common Stock — The Company is authorized to issue 30,000,000 Class B common stock with a par value of $0.0001 per share. As of June 30, 2021, 5,000,000 Class B common stock were issued and outstanding.
Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Except as described below, holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the stockholders except as required by law.
Note 7 — Fair Value Measurements
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2021, including the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

Description	Level	June 30, 2021
Assets:
Marketable securities held in Trust Account	1	$416,350,445

Liabilities:
Derivative liability – Class K Founder Shares	3	$16,550,000
Class K Founder common stock
Class K common stock was accounted for as a liability in accordance with ASC Topic 815 and presented as derivative liability on the accompanying June 30, 2021, balance sheet. The derivative liability was measured at fair value at inception and on a recurring basis, which changes in fair value presented within change in fair value of derivative liability in the statements of operations. In order to capture the market conditions associated with the Class K common stock liability, the Company applied an approach that incorporated a Monte Carlo simulation, which involved random iterations of future stock-price paths over the contractual life of the Class K common stock. Based on assumptions regarding potential changes in control of the Company, and the probability distribution of outcomes, the payoff to the holder was determined based on the achievement of the various market thresholds within each simulated path. The present value of the payoff in each simulated trial is calculated, and the fair value of the liability is determined by taking the average of all present values.

The key inputs into the Monte-Carlo simulation model for Class K common stock were as follows as of the issuance date and as of June 30, 2021:

Input	January 29, 2021 (Inception)	June 30, 2021
Risk-free interest rate	1.16%	1.48%
Term to business combination	0.9 years	0.5 years
Expected volatility	21.0%	15.0%
Stock Price	$10.00	$9.94
The following table presents a summary of the changes in the fair value of the Class K Founder Shares liability, a Level 3 liability, measured on a recurring basis, as of June 30, 2021:

Class K Founder Shares Derivative Liability
Fair value, January 29, 2021 (inception)	$36,550,000
Change in fair value of Class K Founder Shares liability	(22,950,000)
Fair value, March 31, 2021 (unaudited)	13,600,000
Change in fair value of Class K Founder Shares liability	2,950,000
Fair value, June 30, 2021 (audited)	$16,550,000
There were no transfers to and from Levels 1, 2, and 3 during the three months ended June 30, 2021, and the period from January 29, 2021 (inception) through June 30, 2021.
Note 8 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements other than the following.
On July 6, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nextdoor, Inc., a Delaware corporation (“Nextdoor”), and Lorelei Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVSB (“Merger Sub”).
On July 6, 2021, concurrently with the execution of the Merger Agreement, we entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have independently subscribed for an aggregate of 27 million shares of Class A common stock for an aggregate purchase price equal to $270 million (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the consummation of the transactions contemplated by the Merger Agreement.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Nextdoor, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nextdoor, Inc., (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2018.
Redwood City, California
July 2, 2021

Nextdoor, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of June 30,	As of December 31,
	2021	2020	2019
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$79,576	$83,642	$77,015
Marketable securities	33,974	53,341	95,445
Accounts receivable, net of allowance of $303, $313, and $283 as of June 30, 2021 (unaudited) and December 31, 2020 and 2019, respectively	21,907	21,818	18,936
Prepaid expenses and other current assets	13,531	5,453	6,799
Restricted cash, current	—	1,101	1,092
Total current assets	148,988	165,355	199,287
Restricted cash, non-current	—	—	5,877
Property and equipment, net	11,147	5,718	1,659
Operating lease right-of-use assets	62,739	37,776	3,297
Intangible assets, net	5,850	6,987	9,064
Goodwill	1,211	1,211	1,211
Other assets	2,230	700	478
Total assets	$232,165	$217,747	$220,873
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,346	$3,354	$3,339
Operating lease liabilities, current	6,827	3,348	3,130
Liability for unvested restricted stock	7,624	10,483	16,201
Accrued expenses and other current liabilities	17,963	14,998	8,122
Total current liabilities	36,760	32,183	30,792
Operating lease liabilities, non-current	65,278	36,254	211
Total liabilities	102,038	68,437	31,003
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.0001 par value; 61,332 shares authorized, issued, and outstanding as of June 30, 2021 (unaudited) and December 31, 2020 and 2019; aggregate liquidation preference of $447,890 as of June 30, 2021 (unaudited) and December 31, 2020 and 2019	447,166	447,166	447,166
Stockholders’ deficit:
Common stock, $0.0001 par value; 126,700 shares authorized as of June 30, 2021 (unaudited) and 121,000 shares authorized as of December 31, 2020 and 2019; 35,474, 33,415, and 31,483 shares issued and outstanding as of June 30, 2021 (unaudited) and December 31, 2020 and 2019, respectively	3	3	3
Additional paid-in capital	115,302	87,952	52,446
Accumulated other comprehensive income (loss)	(691)	(797)	35
Accumulated deficit	(431,653)	(385,014)	(309,780)
Total stockholders’ deficit	(317,039)	(297,856)	(257,296)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$232,165	$217,747	$220,873
The accompanying notes are an integral part of these consolidated financial statements.

Nextdoor, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Revenue	$80,165	$51,341	$123,284	$82,552
Costs and expenses:
Cost of revenue	12,937	9,831	21,586	13,740
Research and development	44,151	31,811	69,231	42,649
Sales and marketing	49,250	38,025	80,325	80,995
General and administrative	20,288	13,452	28,793	20,653
Total costs and expenses	126,626	93,119	199,935	158,037
Loss from operations	(46,461)	(41,778)	(76,651)	(75,485)
Interest income	65	621	727	2,452
Other income (expense), net	(174)	113	817	(92)
Loss before income taxes	(46,570)	(41,044)	(75,107)	(73,125)
Provision for income taxes	69	88	127	156
Net loss	$(46,639)	$(41,132)	$(75,234)	$(73,281)
Net loss per share attributable to common stockholders, basic and diluted	$(1.44)	$(1.45)	$(2.59)	$(2.83)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	32,366	28,404	29,040	25,916
The accompanying notes are an integral part of these consolidated financial statements.

Nextdoor, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Net loss	$(46,639)	$(41,132)	$(75,234)	$(73,281)
Other comprehensive loss:
Foreign currency translation adjustments	104	(197)	(796)	—
Change in unrealized gain (loss) on available-for-sale marketable securities	2	(33)	(36)	141
Total other comprehensive income (loss)	$106	$(230)	$(832)	$141
Comprehensive loss	$(46,533)	$(41,362)	$(76,066)	$(73,140)
The accompanying notes are an integral part of these consolidated financial statements.

Nextdoor, Inc.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2019	52,993	$277,362	29,571	$2	$27,863	$(106)	$(236,499)	$(208,740)
Issuance of Series H redeemable convertible preferred stock, net of issuance costs of $196	8,339	169,804	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of repurchases of unvested common stock	—	—	1,486	1	3,208	—	—	3,209
Issuance of common stock, restricted stock, and unvested common stock in connection with acquisition	—	—	426	—	1,463	—	—	1,463
Vesting of early exercised stock options	—	—	—	—	113	—	—	113
Vesting of restricted stock	—	—	—	—	5,718	—	—	5,718
Stock-based compensation	—	—	—	—	14,081	—	—	14,081
Other comprehensive income	—	—	—	—	—	141	—	141
Net loss	—	—	—	—	—	—	(73,281)	(73,281)
Balances as of December 31, 2019	61,332	$447,166	31,483	$3	$52,446	$35	$(309,780)	$(257,296)
Issuance of common stock upon exercise of stock options, net of repurchases of unvested common stock	—	—	2,190	—	6,367	—	—	6,367
Cancellation of restricted stock and unvested common stock issued in connection with acquisition, net of common stock issued	—	—	(258)	—	—	—	—	—
Release of holdback stock in connection with acquisition	—	—	—	—	291	—	—	291
Vesting of early exercised stock options	—	—	—	—	522	—	—	522
Vesting of restricted stock	—	—	—	—	5,718	—	—	5,718
Stock-based compensation	—	—	—	—	22,608	—	—	22,608
Other comprehensive loss	—	—	—	—	—	(832)	—	(832)
Net loss	—	—	—	—	—	—	(75,234)	(75,234)
Balances as of December 31, 2020	61,332	$447,166	33,415	$3	$87,952	$(797)	$(385,014)	$(297,856)
The accompanying notes are an integral part of these consolidated financial statements.

Nextdoor, Inc.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2019	61,332	$447,166	31,483	$3	$52,446	$35	$(309,780)	$(257,296)
Issuance of common stock upon exercise of stock options, net of repurchases of unvested common stock (unaudited)	—	—	1,012	—	2,192	—	—	2,192
Cancellation of restricted stock and unvested common stock issued in connection with acquisition (unaudited)	—	—	(269)	—	—	—	—	—
Vesting of early exercised stock options (unaudited)	—	—	—	—	346	—	—	346
Vesting of restricted stock (unaudited)	—	—	—	—	2,859	—	—	2,859
Stock-based compensation (unaudited)	—	—	—	—	10,047	—	—	10,047
Other comprehensive loss (unaudited)	—	—	—	—	—	(230)	—	(230)
Net loss (unaudited)	—	—	—	—	—	—	(41,132)	(41,132)
Balances as of June 30, 2020 (unaudited)	61,332	$447,166	32,226	$3	$67,890	$(195)	$(350,912)	$(283,214)
Balances as of December 31, 2020	61,332	$447,166	33,415	$3	$87,952	$(797)	$(385,014)	$(297,856)
Issuance of common stock upon exercise of stock options, net of repurchases of unvested common stock (unaudited)	—	—	2,052	—	7,906	—	—	7,906
Issuance of common stock in connection with acquisition (unaudited)	—	—	7	—	—	—	—	—
Vesting of early exercised stock options (unaudited)	—	—	—	—	206	—	—	206
Vesting of restricted stock (unaudited)	—	—	—	—	2,859	—	—	2,859
Stock-based compensation (unaudited)	—	—	—	—	16,379	—	—	16,379
Other comprehensive income (unaudited)	—	—	—	—	—	106	—	106
Net loss (unaudited)	—	—	—	—	—	—	(46,639)	(46,639)
Balances as of June 30, 2021 (unaudited)	61,332	$447,166	35,474	$3	$115,302	$(691)	$(431,653)	$(317,039)
The accompanying notes are an integral part of these consolidated financial statements.

Nextdoor, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Cash flows from operating activities:
Net loss	$(46,639)	$(41,132)	$(75,234)	$(73,281)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,155	1,254	3,058	2,092
Stock-based compensation	16,379	10,047	22,608	14,081
Bad debt expense	(6)	34	291	80
Other	156	53	239	(120)
Changes in operating assets and liabilities:
Accounts receivable, net	(83)	(365)	(3,173)	(5,156)
Prepaid expenses and other current assets	(1,359)	(26)	2,472	(4,630)
Operating lease right-of-use assets	3,289	1,341	5,181	3,076
Other assets	522	(633)	(221)	611
Accounts payable	893	825	15	1,827
Operating lease liabilities	(2,468)	(1,549)	(4,529)	(2,423)
Accrued expenses and other current liabilities	1,568	4,551	7,689	(119)
Net cash used in operating activities	(25,593)	(25,600)	(41,604)	(63,962)
Cash flows from investing activities:
Cash paid for acquisition, net of cash acquired	—	—	—	(5,185)
Purchases of property and equipment	(6,348)	(1,791)	(5,023)	(517)
Purchases of marketable securities	(14,632)	(41,586)	(77,600)	(90,636)
Sales of marketable securities	—	21,826	21,826	22,329
Maturities of marketable securities	33,845	79,420	97,589	200
Net cash provided by (used in) investing activities	12,865	57,869	36,792	(73,809)
Cash flows from financing activities:
Proceeds from issuance of Series H redeemable convertible preferred stock, net of issuance costs	—	—	—	169,804
Proceeds from exercise of vested and unvested stock options, net of repurchases	7,906	2,193	6,367	4,767
Payment of deferred transaction costs	(449)	—	—	—
Net cash provided by financing activities	7,457	2,193	6,367	174,571
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	104	(197)	(796)	—
Net increase in cash, cash equivalents, and restricted cash	(5,167)	34,265	759	36,800
Cash, cash equivalents, and restricted cash at beginning of period	84,743	83,984	83,984	47,184
Cash, cash equivalents, and restricted cash at end of period	$79,576	$118,249	$84,743	$83,984
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$79,576	$117,148	$83,642	$77,015
Restricted cash	—	1,101	1,101	6,969
Total cash, cash equivalents, and restricted cash	$79,576	$118,249	$84,743	$83,984
Supplemental cash flow disclosures:
Cash paid for taxes	$212	$30	$30	$165
Non-cash investing and financing activities:
Common stock issued for an acquisition	$—	$—	$—	$1,756
Vesting of restricted stock and early exercised stock options	$3,065	$3,204	$6,240	$5,831
Lease liabilities arising from obtaining right-of-use assets	$34,971	$40,790	$40,790	$984
Purchases of property and equipment not yet settled	$99	$—	$—	$—
Unpaid deferred transaction costs	$1,603	$—	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Note 1. Description of Business
Nextdoor, Inc. (“Nextdoor” or the “Company”), was incorporated in Delaware in 2007 and is headquartered in San Francisco, California. Nextdoor’s purpose is to cultivate a kinder world where everyone has a neighborhood they can rely on. That purpose enables the Company’s mission to be the neighborhood hub for trusted connections and the exchange of helpful information, goods, and services. The Company changed its name in March 2019 to Nextdoor, Inc. from Nextdoor.com, Inc.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company’s fiscal year ends on December 31.
Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated balance sheet as of June 30, 2021, the interim consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the six months ended June 30, 2021 and 2020 and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the Company’s consolidated results of operations and cash flows for the six months ended June 30, 2021 and 2020. The consolidated results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any other future interim or annual period.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates include, but are not limited to, valuation of financial instruments, valuation of common stock and stock-based awards, revenue recognition, collectability of accounts receivable, valuation of acquired intangible assets and goodwill, useful lives of intangible assets, useful lives of property and equipment, the incremental borrowing rate applied in lease accounting, income taxes and deferred income tax assets and associated valuation allowances. The Company bases these estimates and assumptions on historical experience and various other assumptions that it considers reasonable. The actual results could differ materially from these estimates.
Foreign Currency
On January 1, 2020 the Company concluded that the functional currency of its foreign subsidiaries had changed from the U.S. dollar to the local currency of the economic environment in which it primarily operates. This change occurred due to changes in the Company’s operating structure and global operating model. The Company accounted for the change in functional currency prospectively. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for revenue and expenses. For the six months ended June 30, 2021 and 2020 (unaudited) and for the year ended December 31, 2020, translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ deficit and unrealized foreign exchange gains and losses due to re-measurement of monetary assets and liabilities denominated in non-functional currencies as well as realized foreign exchange gains and losses on foreign exchange transactions are recorded in other income (expense), net in the consolidated statements of operations. For the year ended December 31, 2019, foreign currency gains or losses were recorded in the consolidated statements of operations.
Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the time of purchase. Cash and cash equivalents include demand deposits and money market accounts. Interest is accrued as earned. Cash and cash equivalents are recorded at cost, which approximates fair value.
Marketable Securities
The Company’s marketable securities are comprised of certificates of deposit (“CDs”), commercial paper, corporate securities, U.S. Treasury securities, and asset-backed securities. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its investments as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, the Company classifies its investments, including securities with stated maturities beyond 12 months, within current assets on the consolidated balance sheets.
Available-for-sale securities are recorded at fair value each reporting period. Unrealized gains and losses on these investments are reported as a separate component of accumulated other comprehensive income (loss) on the consolidated balance sheets until realized. Interest income is reported within interest income in the consolidated statements of operations. The Company periodically evaluates its marketable securities to assess whether those with unrealized loss positions are other-than-temporarily impaired. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value is less than the Company’s cost basis, the financial condition and near-term prospects of the investee. Realized gains and losses are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations. If the Company determines that the decline in an investment’s fair value is other than temporary, the difference is recognized as an impairment loss in the consolidated statements of operations. The Company did not consider any of its investments to be other-than-temporarily impaired for the six months ended June 30, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019.
Fair Value Measurements
The Company accounts for certain assets and liabilities at fair value, which is the expected exchange price that would be received for an asset or an exit price paid to transfer a liability in an orderly transaction between market participants on the measurement date. Assets and liabilities measured at fair value are classified into the following categories based on the degree to which the inputs the Company uses to measure the fair values are observable in active markets. The Company uses the most observable inputs available when measuring fair value.
•Level 1: Observable inputs such as unadjusted quoted prices for identical assets or liabilities in active markets;
•Level 2: Observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, or inputs that are derived principally from or corroborated by observable market data or other means; and
•Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
Accounts Receivable and Allowance for Doubtful Accounts
The Company records accounts receivable at the original invoiced amount. The Company maintains an allowance for doubtful accounts for any receivables it may be unable to collect and reduces the allowance when it determines that it will be unable to collect specific receivables. The Company determines the allowance based on its receivables’ age, the customers’ credit quality, and current economic conditions, among other factors that may affect the customers’ ability to pay.
Restricted Cash
The Company’s restricted cash balance is primarily invested in a savings account and pledged as collateral for standby letters of credit as security deposits for the Company’s office leases. As of June 30, 2021 (unaudited) and December 31, 2020 and 2019, the Company had restricted cash balances of $0 million, $1.1 million, and $7.0 million, respectively.
Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Computer equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the estimated useful life of 5 years or the lease term
Maintenance and repair costs are expensed as incurred.
Capitalized Internal-use Software
The Company capitalizes internal-use software costs when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed, and the software will be used as intended. Costs related to preliminary project activities and post-implementation activities are expensed as incurred and costs related to the application development stage are capitalized. Capitalized costs are recorded as part of property and equipment, net. The capitalized costs related to internal-use software are amortized on a straight-line basis over an estimated useful life of two to three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The Company did not capitalize any internal-use software costs during the six months ended June 30, 2021 (unaudited) and capitalized $0.2 million and $0.1 million for the years ended December 31, 2020 and 2019, respectively.
Business Combinations
The Company includes the results of operations of the businesses that it acquires from the date of acquisition. The Company accounts for its acquisitions using the acquisition method of accounting. The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, based on their estimated fair values. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain identifiable assets include, but are not limited to, expected long-term market growth, future expected operating expenses, appropriate discount rates, and useful lives. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition costs, such as legal and consulting fees, are expensed as incurred. During the measurement period, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, which is not to exceed one year from the acquisition date, any subsequent adjustments are recorded in the consolidated statements of operations. See Note 3 - Acquisitions for additional information regarding the Company’s acquisition.

Goodwill and Other Acquired Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with business combinations accounted for using the acquisition method of accounting. Goodwill is not amortized, but is tested for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. For all periods presented the Company had one reporting unit. The Company’s test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test. If the Company determines, based on the qualitative factors, that the fair value of the reporting unit is more likely than not to be less than the carrying amount, then a quantitative goodwill impairment test is required. There was no impairment of goodwill recorded for the six months ended June 30, 2021 and 2020 (unaudited) and for the years ended December 31, 2020 and 2019.
Intangible assets consist of identifiable intangible assets, including customer relationships and developed technology, resulting from the Company’s acquisitions. Acquired intangible assets are recorded at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization costs are recorded in sales and marketing in the consolidated statements of operations.
Impairment of Long-Lived Assets
Property and equipment and other long-lived assets, such as finite-lived intangible assets, subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If impairment is indicated, an impairment loss is recognized as the amount by which the carrying amount exceeds the fair value. No impairment was required for long-lived assets for the six months ended June 30, 2021 and 2020 (unaudited) and for the years ended December 31, 2020 and 2019.
Leases
Results and disclosure requirements for all periods presented are presented under ASU 2016-02, Leases (“Topic 842”).
The Company has various lease agreements related to real estate that are all classified as operating leases. At the inception of the Company’s contracts it determines if the contract is or contains a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases that have greater than a 12-month lease term, right-of-use (“ROU”) assets and operating lease liabilities are recognized on the consolidated balance sheets at commencement date based on the present value of remaining fixed lease payments.
Certain of the Company’s leases include options to extend the lease, with renewal terms that can extend the lease term from one month to five years. If the Company is reasonably certain to exercise an option to extend a lease, the extension period is included as part of the ROU asset and the operating lease liability.
When the discount rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate at lease commencement in order to discount lease payments to present value for purposes of performing lease classification tests and measuring the lease liability. The Company’s incremental borrowing rate represents the rate of interest the Company would have to pay to borrow, on a collateralized basis, over a similar term an amount equal to the lease payments in a similar economic environment.
The operating lease ROU asset also includes accrued lease expense resulting from the straight-line accounting under prior accounting methods, which is now being amortized over the remaining life of the lease.
The Company’s lease payments are largely fixed. Variable lease payments exist in circumstances such as payments for property tax, insurance, and common area maintenance. Variable lease payments are recognized in operating expense in the period in which the obligation for those payments are incurred. Certain of the Company’s leases include an option to early terminate the lease. The Company’s leases may contain early termination options which may result in an early termination fee. The Company early terminated one of its leases in October 2020 and incurred an early termination fee of $0.1 million. The Company has a significant lease for its new headquarters in San Francisco, California, which does not include an option to early terminate. The first portion of the lease commenced in June 2020 and the second, and final portion of the lease, commenced in January 2021.
For the Company’s leases, it has elected to not apply the recognition requirements to leases of twelve months or less. These leases are expensed on a straight-line basis and no operating lease liability will be recorded.
Deferred Transaction Costs
Deferred transaction costs, which consist of direct incremental legal, accounting, consulting, and other fees related to the Company’s proposed merger with Lorelei Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Khosla Ventures Acquisition Co. II (“KVSB”) (the “Merger”) are capitalized in other assets on the consolidated balance sheets. The deferred transaction costs will be charged to stockholders’ equity upon the completion of the Merger. In the event the planned Merger is terminated, the deferred transaction costs will be immediately expensed in the consolidated statements of operations. Deferred transaction costs as of June 30, 2021 (unaudited) were $2.1 million. There were no deferred transaction costs recorded as of December 31, 2020 and 2019.
Concentration of Credit and Customer Risks
Financial instruments that are exposed to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. The Company maintains cash and cash equivalents and marketable securities with domestic and foreign financial institutions and at times may exceed federally insured limits. The Company performs periodic evaluations of the relative credit standing of these institutions. The Company maintains investments in U.S. government debt and agency securities, corporate debt securities, certificates of deposit, and commercial paper that carry high credit ratings and accordingly, minimal credit risk exists with respect to these balances.
No customer represented 10% or more of accounts receivable or revenue as of and for the year ended December 31, 2020. Two customers represented 10% and 13%, respectively, of accounts receivable as of December 31, 2019. These same two customers each represented 12% of revenue for the year ended December 31, 2019.
Revenue Recognition
The Company generates a majority of its revenue from the delivery of advertising services.
The Company determines revenue recognition through the following steps:
(1)Identification of the contract, or contracts, with a customer
(2)Identification of the performance obligations in the contract
(3)Determination of the transaction price
(4)Allocation of the transaction price to the performance obligations in the contract
(5)Recognition of revenue when, or as, the Company satisfies a performance obligation
The Company recognizes advertising revenue after satisfying its contractual performance obligation, which, for the majority of its advertising arrangements, is when an advertising impression is displayed to users. None of the Company’s arrangements contain minimum impression guarantees. The Company typically bills advertisers on a monthly basis and the payment terms vary by customer type and location. The Company has other advertising arrangements for the sale of local sponsorship and local deals which are typically fixed-fee arrangements and revenue is recognized on a straight-line basis over the non-cancellable contractual term of the agreement, generally beginning on the date its service is made available to the customer.

Deferred Revenue
In certain advertising arrangements the Company requires payment upfront from its customers. The Company records deferred revenue when it collects cash from customers in advance of revenue recognition. As of June 30, 2021 (unaudited) and December 31, 2020 and 2019, deferred revenue was $3.6 million, $2.6 million, and $0.7 million, respectively, and included within accrued expenses and other current liabilities on the consolidated balance sheets.
For the six months ended June 30, 2021 and 2020 (unaudited), revenue recognized from deferred revenue at the beginning of each period was $1.8 million and $0.5 million, respectively. For the years ended December 31, 2020 and 2019, revenue recognized from deferred revenue at the beginning of each year was $0.7 million and $0.2 million, respectively.
Practical Expedients and Exemptions
The Company expenses sales commissions as incurred because the expected period of benefit is less than one year. These costs are recorded within sales and marketing expenses in the consolidated statements of operations.
The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.
Cost of Revenue
Cost of revenue consists primarily of expenses associated with the delivery of the Company’s revenue generating activities, including third-party costs of hosting its platform and allocated personnel-related costs, including salaries, benefits and stock-based compensation for employees engaged in development of its revenue generating products. Cost of revenue also includes third-party costs associated with delivering and supporting its advertising products and credit card transaction fees related to processing customer transactions.
Research and Development
Research and development expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation for its employees engaged in research and development, as well as costs for consultants, contractors and third-party software. In addition, allocated overhead costs, such as facilities, information technology, and depreciation are included in research and development expenses.
Sales and Marketing
Sales and marketing expenses consist primarily of personnel-related costs and other costs which include salaries, commissions, benefits, and stock-based compensation for employees engaged in sales and marketing activities as well as other costs including third-party consulting, public relations, allocated overhead costs, and amortization of acquired intangible assets. Sales and marketing expenses also include brand and performance marketing for both user and small and mid-sized customer acquisition, and neighbor services, which includes personnel-related costs for the Company's neighbor support team, its outsourced neighbor support function, and verification costs.
General and Administrative
General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits, and stock-based compensation, for certain executives, finance, legal, information technology, human resources, and other administrative employees. In addition, general and administrative expenses include fees and costs for professional services, including consulting, third-party legal and accounting services, and allocated overhead costs.

Advertising Costs
Advertising costs which consist primarily of brand and performance marketing are expensed as incurred and are included in sales and marketing expense in the consolidated statements of operations. Total advertising costs incurred were $16.5 million and $12.6 million for the six months ended June 30, 2021 and 2020 (unaudited), respectively, and $23.7 million and $38.9 million for the years ended December 31, 2020 and 2019, respectively.
Income Taxes
The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. Management makes an assessment of the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to the Company’s historical operating performance and the recorded cumulative net losses in prior fiscal periods, the U.S. net deferred tax assets have been fully offset by a valuation allowance.
The Company operates in various tax jurisdictions which are subject to audit by various tax authorities. The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in the income tax provision in the consolidated statements of operations.
Net Loss Per Share Attributable to Common Stockholders
The Company presents net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities based on their participation rights. The Company considers its redeemable convertible preferred stock, early exercised stock options, and unvested restricted stock to be participating securities and contractually entitles the holders of such shares to participate in dividends but does not contractually obligate the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to these securities.
The Company computes basic net loss per share attributable to common stockholders by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, adjusted for outstanding shares that are subject to repurchase. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because all potentially dilutive securities are anti-dilutive.
Stock-Based Compensation
Stock-based compensation expense for stock-based awards granted to employees and non-employees is measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations on a straight-line basis over the period during which services are provided in exchange for the award, generally, the vesting period of the award. The grant date fair value of stock options granted is estimated using the Black-Scholes option pricing model. Forfeitures are accounted for as they occur.

Segments
The Company has one reportable and operating segment. The Company’s chief operating decision maker is its Chief Executive Officer ("CEO"), who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. See Note 14 - Geographical Information for more details on the Company’s revenue and long-lived assets by jurisdiction.
Recently Adopted Accounting Pronouncements
In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 amends certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The Company adopted this standard as of January 1, 2019, and the adoption did not have a material impact on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“Topic 842”), which generally requires companies to recognize operating and financing lease liabilities and corresponding ROU assets on the consolidated balance sheets. On January 1, 2019, the Company adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application.
Upon adoption of the new standard on January 1, 2019, the Company did not elect the package of practical expedients provided under the guidance, and therefore reassessed whether existing or expired contracts are or contain a lease, the lease classification, and any initial direct costs for any existing leases.
The Company has elected to not separate the lease and non-lease components within the contract. Therefore, all fixed payments associated with the lease are included in the ROU asset and the lease liability. These costs often relate to the payments for a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs in addition to a base rent. Any variable payments related to the lease will be recorded as lease expense when and as incurred. The Company has elected this practical expedient for its real estate asset class. As an accounting policy election, the Company has also included both lease and non-lease components within the lease expense. The Company did not elect the hindsight practical expedient.
Adoption of the new standard resulted in operating lease ROU assets of $5.4 million and operating lease liabilities of $5.4 million, of which $2.8 million was recorded in operating lease liabilities, current and $2.6 million in operating lease liabilities, non-current on the consolidated balance sheets as of January 1, 2019. The adoption of the new standard did not have a material impact on the consolidated statements of operations or on the consolidated statements of cash flows.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The Company adopted this standard as of January 1, 2019, and the adoption did not have a material impact on the Company’s consolidated financial statements.
In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows companies to reclassify stranded tax effects resulting from the 2017 Tax Cuts and Jobs Act (“Tax Act”), from accumulated other comprehensive income to retained earnings. The Company adopted this standard as of January 1, 2019, and the adoption did not have a material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 changes the disclosure requirements for fair value measurement. The Company adopted this standard as of January 1, 2020, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and has since issued various amendments including ASU 2018-19, ASU 2019-04, and ASU 2019-05. The guidance and related amendments modify the accounting for credit losses for most financial assets and require the use of an expected loss model, replacing the currently used incurred loss method. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The new guidance will be effective for the Company beginning January 1, 2023, though early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.
In December 2019, the FASB issued ASU 2019-12, Income Taxes – Topic 740 – Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principals in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The ASU is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.
Note 3. Acquisitions
Pixel Labs, Inc. Business Combination
On August 22, 2019 the Company executed a merger agreement to acquire the assets and liabilities of Pixel Labs, Inc. (“Pixel Labs”). The acquisition closed on August 27, 2019. Pixel Labs is a media technology company. The Company acquired Pixel Labs primarily for its ability to power hyperlocal content creation using machine learning and data science. The acquisition date fair value of the aggregate purchase consideration was $7.6 million, of which $5.2 million was paid in cash, $1.5 million was comprised of 165,152 shares of common stock, and a time-based cash and share holdback of $0.7 million and $0.2 million, respectively, to be paid at a future date. The cash and share holdback of $0.9 million was included within accrued expenses and other current liabilities as of December 31, 2019. In November 2020 final settlement of the holdback was completed.
At closing, certain Pixel Labs stockholders had not completed administrative forms that were required for the Company’s common stock to be legally issued. There were 501,631 shares legally issuable related to the acquisition of which the Company issued 426,316 shares during the year ended December 31, 2019 related to the acquisition. Of the total 426,316 shares issued, 304,992 shares were related to Founder Shares (granted to the founder of Pixel Labs), which were not included within the purchase consideration as they were considered payment for a post-combination expense and were accounted for as post-combination compensation cost. The Company included the total fair value of the consideration for the 165,152 shares legally issued and legally issuable within additional-paid-in capital and common stock as of December 31, 2019. During the six months ended June 30, 2021 and year ended December 31, 2020 an additional 6,725 and 9,552 shares, respectively, were issued as a result of the administrative forms being completed. In April 2020 the founder of Pixel Labs departed, and therefore the unvested Founder Shares were cancelled as Founder Shares were contingent upon continued employment.
The acquisition was accounted for as a business combination, and the total purchase price was allocated to the net tangible and intangible assets and liabilities acquired based on their respective fair values on the acquisition date and the excess was recorded as goodwill. Pixel Labs’ historical financial results did not have a material impact on the Company’s consolidated financial statements and therefore pro forma disclosures have not been presented.

The assets acquired and liabilities assumed in connection with the acquisition were recorded at their fair value on the date of acquisition as follows (in thousands):

Cash and cash equivalents	$20
Accounts receivable	64
Prepaid expenses and other current assets	87
Capitalized internal-use software costs (recorded in property and equipment)	897
Goodwill	1,211
Intangible assets, net	5,630
Accrued expenses and other current liabilities	(286)
Total purchase consideration	$7,623
Intangible assets acquired included developed technology with an estimated useful life of 5 years and customer relationships and trade names with estimated useful lives of 2 years. The fair value assigned to the developed technology was determined primarily using the replacement cost approach, which estimates the cost to reproduce the asset. The Company will amortize the fair value of these intangible assets on a straight-line basis over their respective estimated useful lives. Goodwill represents the future economic benefits arising from other assets that could not be individually identified and separately recognized, such as the acquired assembled workforce of Pixel Labs. In addition, goodwill represents the future benefits as a result of the acquisition that will enhance the Company’s product available to both new and existing customers and increase the Company’s competitive position. The goodwill is not deductible for tax purposes.
The Company incurred acquisition-related expenses of $0.6 million which were recorded in general and administrative expenses in the consolidated statements of operations.
Note 4. Cash Equivalents and Marketable Securities
The amortized costs, unrealized gains and losses, and estimated fair values of the Company’s cash equivalents and marketable securities were as follows (in thousands):

	As of December 31, 2020
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash equivalents:
Money market funds	$28,371	$—	$—	$28,371
Marketable securities:
Commercial paper	27,473	—	—	27,473
Corporate securities	6,940	—	(2)	6,938
U.S. Treasury securities	16,157	1	—	16,158
Asset-backed securities	2,772	—	—	2,772
Total marketable securities	53,342	1	(2)	53,341
Total	$81,713	$1	$(2)	$81,712

	As of December 31, 2019
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash equivalents:
Money market funds	$4,090	$—	$—	$4,090
Marketable securities:
Certificates of deposit	4,586	—	—	4,586
Commercial paper	18,128	—	—	18,128
Corporate securities	11,176	2	—	11,178
U.S. Treasury securities	51,317	28	—	51,345
Asset-backed securities	10,203	5	—	10,208
Total marketable securities	95,410	35	—	95,445
Total	$99,500	$35	$—	$99,535
All marketable securities are designated as available-for-sale securities as of December 31, 2020 and 2019.
The following tables present the contractual maturities of the Company’s marketable securities (in thousands):

	As of December 31, 2020
	Amortized Cost	Estimated Fair Value
Due within one year	$53,342	$53,341

	As of December 31, 2019
	Amortized Cost	Estimated Fair Value
Due within one year	$95,410	$95,445
Note 5. Fair Value Measurements
The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	Fair Value Measurement as of June 30, 2021
	(unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$24,273	$—	$—	$24,273
Marketable securities:
Commercial paper	—	20,885	—	20,885
Corporate securities	—	5,037	—	5,037
U.S. Treasury securities	—	8,052	—	8,052
Total marketable securities	—	33,974	—	33,974
Total cash equivalents and marketable securities	$24,273	$33,974	$—	$58,247

	Fair Value Measurement as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$28,371	$—	$—	$28,371
Marketable securities:
Commercial paper	—	27,473	—	27,473
Corporate securities	—	6,938	—	6,938
U.S. Treasury securities	—	16,158	—	16,158
Asset-backed securities	—	2,772	—	2,772
Total marketable securities	—	53,341	—	53,341
Total cash equivalents and marketable securities	$28,371	$53,341	$—	$81,712

	Fair Value Measurement as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$4,090	$—	$—	$4,090
Marketable securities:
Certificates of deposit	—	4,586	—	4,586
Commercial paper	—	18,128	—	18,128
Corporate securities	—	11,178	—	11,178
U.S. Treasury securities	—	51,345	—	51,345
Asset-backed securities	—	10,208	—	10,208
Total marketable securities	—	95,445	—	95,445
Total cash equivalents and marketable securities	$4,090	$95,445	$—	$99,535
The Company classifies its cash equivalents, marketable securities, and restricted cash within Level 1 or Level 2 because it determines their fair values using quoted market prices or alternative pricing sources and models utilizing market observable inputs. There were no transfers between levels of the fair value hierarchy during the six months ended June 30, 2021 and 2020 (unaudited) and during the years ended December 31, 2020 and 2019.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The carrying amounts of certain financial instruments, including cash held in banks, accounts receivable, and accounts payable approximate fair value due to their short-term maturities and are excluded from the fair value table above.

Note 6. Other Balance Sheet Components
Property and Equipment, net
Property and equipment, net consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2021	2020	2019
	(unaudited)
Computer equipment and software	$2,855	$2,002	$1,193
Furniture and fixtures	1,240	1,174	122
Capitalized internal-use software	1,842	1,842	1,530
Leasehold improvements	8,333	2,850	—
Property and equipment, gross	14,270	7,868	2,845
Less: accumulated depreciation and amortization	(3,123)	(2,150)	(1,186)
Property and equipment, net	$11,147	$5,718	$1,659
Depreciation and amortization expense was $1.0 million and $0.3 million for the six months ended June 30, 2021 and 2020 (unaudited), respectively, and $1.0 million and $0.5 million, for the years ended December 31, 2020 and 2019, respectively.
Intangible Assets, net
The Company’s intangible assets consist of customer relationships, developed technology and trade names arising from acquisitions.
Intangible assets, net consisted of the following (in thousands):

	As of December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (years)
Customer relationships	$7,068	$(3,451)	$3,617	3.0
Developed technology	4,600	(1,230)	3,370	3.7
Total intangible assets, net	$11,668	$(4,681)	$6,987	3.3

	As of December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (years)
Customer relationships	$7,068	$(2,167)	$4,901	4.0
Developed technology	4,600	(460)	4,140	4.7
Trade name	30	(7)	23	1.7
Total intangible assets, net	$11,698	$(2,634)	$9,064	3.6
Amortization expense related to intangible assets was $1.2 million and $1.0 million for the six months ended June 30, 2021 and 2020 (unaudited), respectively, and $2.1 million and $1.6 million for the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2020, the trade name was sold.

Expected future amortization expense for intangible assets as of December 31, 2020 was as follows (in thousands):

Years Ending December 31,	Amount
2021	$2,173
2022	1,785
2023	1,785
2024	1,008
2025	236
Thereafter	—
Total	$6,987
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2021	2020	2019
	(unaudited)
Accrued compensation	$6,416	$6,888	$2,044
Liability for early exercise of unvested stock options	926	1,133	1,658
Accrued purchase consideration for acquisition	—	—	975
Taxes payable	514	516	376
Deferred revenue	3,564	2,585	652
Other accrued and current liabilities	4,940	3,876	2,417
Accrued expenses and other current liabilities	$16,360	$14,998	$8,122
Note 7. Leases
The Company has entered into various non-cancellable office facility leases in various locations with original lease periods expiring between 2020 and 2029, with its primary office location in San Francisco, California. The Company entered into a lease consisting of multiple floors for its new San Francisco headquarters in 2019, with a lease term through 2029. The first portion of the lease commenced in June 2020, and the second and final portion of the lease commenced in January 2021. Future lease payments of $40.9 million related to the second and final portion of the lease was recorded on the Company's consolidated balance sheet as of June 30, 2021 (unaudited) but was not recorded on the consolidated balance sheet as of December 31, 2020. The facility lease agreements generally provide for escalating rental payments. The Company's lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.
The components of lease costs were as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Operating lease cost	$4,907	$1,696	$6,278	$3,185
Short-term lease cost	145	304	495	157
Variable lease cost	130	292	452	636
Total	$5,182	$2,292	$7,225	$3,978

Other information related to the Company’s operating leases was as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$4,111	$1,717	$5,624	$149
ROU assets obtained in exchange for lease obligations:
Operating leases	$28,252	$39,664	$39,664	$984
Lease terms and discount rates for operating leases were as follows:

	As of June 30,	As of December 31,
	2021	2020	2019
	(unaudited)
Weighted average remaining lease term (years)	7.8	8.2	1.0
Weighted average discount rate	4.5%	5.3%	3.5%
As of December 31, 2020, future minimum lease payments under operating leases were as follows (in thousands):

Years Ending December 31,	Amount
2021	$5,321
2022	5,439
2023	5,602
2024	5,770
2025	5,943
Thereafter	21,118
Total lease payments	49,193
Less: imputed interest	(9,591)
Present value of lease liabilities	39,602
Less: current operating lease liabilities	(3,348)
Long-term operating lease liabilities	$36,254
The table above does not include $40.9 million of undiscounted future payments related to the Company's second and final portion of its San Francisco headquarters lease which commenced in January 2021 as described above. The table above does not include lease payments that were not fixed at commencement or lease modification.

Note 8. Commitments and Contingencies
Commitments
As of June 30, 2021 (unaudited), the Company had non-cancellable purchase commitments with certain service providers primarily related to the provision of cloud computing services as follows (in thousands):

Total Commitments
Years Ending December 31,
2021 (remaining six months)	$8,886
2022	18,578
2023	22,083
2024	10,417
Thereafter	—
Total	$59,964
As of December 31, 2020, the Company had non-cancellable purchase commitments with certain service providers primarily related to the provision of cloud computing services as follows (in thousands):

Total Commitments
Years Ending December 31,
2021	$2,502
2022	2,245
Thereafter	—
Total	$4,747
Legal matters
From time to time, the Company is a party to a variety of claims, lawsuits, and proceedings which arise in the ordinary course of business, including claims of alleged infringement of intellectual property rights. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount of loss or range of loss can be reasonably estimated. The Company discloses potential losses when they are reasonably possible. In the Company’s opinion, resolution of pending matters is not likely to have a material adverse impact on its consolidated results of operations, cash flows, or its financial position. Given the unpredictable nature of legal proceedings, the Company bases its estimate on the information available at the time of the assessment. As additional information becomes available, the Company reassesses the potential liability and may revise the estimate. There were no such material matters as of June 30, 2021 (unaudited) and December 31, 2020 and 2019.
Indemnification
In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with its customers, partners, suppliers, and vendors. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its service, breach of representations or covenants, intellectual property infringement, or other claims made against such parties. These provisions may limit the time within which an indemnification claim can be made. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. For the six months ended June 30, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019 the Company did not incur material costs to defend lawsuits or settle claims related to these indemnifications. The Company believes the fair value of these liabilities is not material and accordingly has no liabilities recorded for these agreements as of June 30, 2021 (unaudited) and December 31, 2020 and 2019.

Note 9. Redeemable Convertible Preferred Stock
During the year ended December 31, 2019, the Company issued 8,339,262 shares of Series H redeemable convertible preferred stock for gross cash proceeds of $170.0 million, less issuance costs of $0.2 million. All Series H redeemable convertible preferred stock was issued at a purchase price of $20.3855 per share.
The Company’s redeemable convertible preferred stock as of June 30, 2021 (unaudited) and December 31, 2020 and 2019 consisted of the following (in thousands, except for per share data):

	Redeemable Convertible Preferred Stock Authorized	Redeemable Convertible Preferred Stock Issued and Outstanding	Issuance Price Per Share	Carrying Value	Aggregate Liquidation Preference
Series A	10,100	10,100	$0.50	$4,999	$5,050
Series B	11,477	11,477	0.63	7,178	7,225
Series C	7,274	7,274	2.57	18,587	18,658
Series D	6,795	6,795	3.19	21,592	21,668
Series E	6,784	6,784	8.84	59,930	59,996
Series F	7,605	7,605	14.50	110,211	110,293
Series G	2,958	2,958	18.59	54,865	55,000
Series H	8,339	8,339	20.39	169,804	170,000
	61,332	61,332		$447,166	$447,890
The holders of redeemable convertible preferred stock have various rights and preferences, as follows:
Contingent Redemption Rights - The holders of redeemable convertible preferred stock have no voluntary rights to redeem shares. A merger or consolidation of the Company into another entity, a liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of its assets would constitute a redemption event. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a liquidation or winding up of the Company would constitute a redemption event outside its control. Therefore, all shares of redeemable convertible preferred stock have been presented outside of permanent equity on the consolidated balance sheets. The carrying values of redeemable convertible preferred stock have not been accreted to their redemption values as redemption events are not considered probable of occurrence.
Voting Rights — The holder of each share of redeemable convertible preferred stock has the right to one vote for each share of common stock into which such holder’s share of redeemable convertible preferred stock could then be converted with the full voting rights and powers equal to the voting rights and powers of the holders of the common stock.
Dividends — The holders of Series A, B, C, D, E, F, G, and H redeemable convertible preferred stock shall be entitled to receive non-cumulative dividends of $0.04, $0.05035, $0.2052, $0.2551, $0.7075, $1.16020, $1.4875, and $1.6308 per share, respectively, if and when declared by the Board of Directors out of funds available in preference and priority to any payment of dividends to common stockholders. After payment of such dividends, any additional dividends are distributed among the holders of redeemable convertible preferred stock and common stock pro rata on an if-converted basis. As of June 30, 2021 (unaudited) and December 31, 2020, the Company had declared no dividends to date.
Liquidation Preference – In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Series A, B, C, D, E, F, G, and H redeemable convertible preferred stock, prior to preference to any distribution to the holders of common stock, are entitled to be paid a per share liquidation preference of $0.50, $0.62955, $2.565, $3.1888, $8.8437, $14.5027, $18.5936, and $20.3855, respectively. A sale of substantially all of the Company’s assets or a change in control is treated as a deemed liquidation. After full payment to the holders of the redeemable convertible preferred stock of their respective liquidation preference, the remaining assets of the Company legally available for distribution to stockholders shall be distributed on a pro-rata basis to the holders of common stock.
Conversion Rights – Each share of redeemable convertible preferred stock shall be convertible at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issuance price for such series by the applicable conversion price. As of June 30, 2021 (unaudited) and December 31, 2020 and 2019, the conversion price for each share of redeemable convertible preferred stock was the original issuance price such that each share would convert into common stock at a one-for-one rate.
Each share of Series A through H redeemable convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion price for such share upon the earlier of: (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of such preferred stock then outstanding, and (ii) upon the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, (“the Act”), as amended other than a registration relating solely to a transaction under Rule 145 under the Act (or any successor thereto) or to an employee benefit plan of the Company, with aggregate gross proceeds to the Company (prior to underwriters’ discounts and commissions) that exceeds $50,000,000 (a “Qualified IPO”).
Note 10. Common Stock and Stockholders’ Deficit
Common Stock
The Company was authorized to issue 126,700,000 shares of common stock as of June 30, 2021 (unaudited) and 121,000,000 shares of common stock as of December 31, 2020 and 2019. Shares of common stock reserved for future issuance on an as-converted basis were as follows (in thousands):

	As of June 30,	As of December 31,
	2021	2020	2019
	(unaudited)
Redeemable convertible preferred stock	61,332	61,332	61,332
Stock options outstanding	19,525	15,125	13,596
Shares reserved for future award issuances	3,349	4,044	7,763
Total	84,206	80,501	82,691
Common Stock Subject to Repurchase
Certain stock option grant agreements permit exercise prior to vesting. Upon termination of service of an employee, the Company has the right to repurchase any unvested, but issued, common stock at the original purchase price. The consideration received for an exercise of an option is accounted for as a deposit of the exercise price and is recorded as a liability. Upon vesting of the shares pursuant to the grant agreements, the shares and related liability are reclassified into stockholder’s deficit. As of June 30, 2021 (unaudited) and December 31, 2020 and 2019, the Company had $0.9 million, $1.1 million, and $1.7 million recorded in accrued expenses and other current liabilities related to 182,579, 223,136, and 324,500 unvested shares of common stock subject to repurchase, respectively.
Restricted Stock Subject to Repurchase
In 2018, an executive of the Company purchased 4,961,279 shares of restricted stock, subject to time-based service requirements, which vest over a forty-eight month period. The shares issued upon the purchase of restricted stock are considered to be legally issued and outstanding on the date of purchase and the executive has full voting rights. Upon termination of service, the Company may repurchase unvested shares acquired at a price equal to the price per share paid upon the exercise. Upon vesting of the shares pursuant to the grant agreements, the shares and related liability are reclassified into stockholder’s deficit. As of June 30, 2021 (unaudited), the Company had $7.6 million recorded in deposits related to 1,653,760 unvested shares of common stock subject to repurchase. As of

December 31, 2020, the Company had $10.5 million recorded in deposits related to 2,273,919 unvested shares of common stock subject to repurchase. As of December 31, 2019, the Company had $16.2 million recorded in deposits related to 3,514,239 unvested shares of common stock subject to repurchase. For the six months ended June 30, 2021 and 2020 (unaudited) and for the years ended December 31, 2020 and 2019, the Company recorded stock-based compensation expense of $2.3 million, $2.3 million, $4.6 million, and $4.6 million, respectively, related to this restricted stock.
2008 Stock Option Plan
In 2018, the 2008 Stock Option Plan (“the Plan”) was terminated, and the Company’s Board of Directors approved the adoption of the 2018 Equity Incentive Plan (“the 2018 Plan”), which includes both incentive and non-statutory stock options. As of June 30, 2021 (unaudited) and December 31, 2020 and 2019, the Company had reserved 3,349,463 shares, 4,043,637 shares, and 7,762,602 shares, respectively, of its common stock under the Plan for future issuance. The Company may grant shares of common stock to employees, directors, and service providers at prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of fair market value for non-qualified stock options. Options granted to a person who, at the time of the grant, owns more than 10% of the voting power of all classes of stock shall be at no less than 110% of the fair market value and expire five years from the date of grant. All other options generally have a contractual term of ten years. Options generally vest over four years.
A summary of the Company’s stock option activity under the Plan and related information was as follows (in thousands, except per share data):

	Number of Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balances at December 31, 2019	13,596	$4.47	7.8	$39,266
Options granted	5,609	$7.37
Options exercised	(2,190)	$2.91
Options forfeited or expired	(1,890)	$6.04
Balances at December 31, 2020	15,125	$5.58	7.8	$28,467
Options granted (unaudited)	7,092	$7.74
Options exercised (unaudited)	(2,052)	$3.85
Options forfeited or expired (unaudited)	(640)	$7.13
Balances at June 30, 2021 (unaudited)	19,525	$6.49	8.5	$283,428
Options vested and exercisable at December 31, 2020	6,274	$3.89	6.0	$22,405
Options vested and exercisable at June 30, 2021 (unaudited)	6,065	$4.70	6.3	$98,930
The intrinsic value is calculated as the difference between the exercise price of the underlying common stock option award and the estimated fair value of the Company’s common stock. The weighted average grant date fair value of options granted was $11.33 per share, $8.96 per share, $7.44 per share, and $6.71 per share during the six months ended June 30, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019, respectively.
The total number of shares vested during the six months ended June 30, 2021 and 2020 (unaudited) and during the years ended December 31, 2020 and 2019 was 2,513,546, 1,903,007, 4,189,825, and 2,960,091, respectively. The weighted average grant-date fair value of options vested was $5.99 per share, $4.65 per share, $5.08 per share, and $3.70 per share during the six months ended June 30, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019, respectively. The intrinsic value of the options exercised was $8.9 million, $5.2 million, $9.8 million, and $4.4 million for the six months ended June 30, 2021 and 2020 (unaudited) and for the years ended December 31, 2020 and 2019, respectively.

The Company granted 6,324 options to non-employees during the six months ended June 30, 2021 (unaudited). The Company did not issue any grants to non-employees during the years ended December 31, 2020 and 2019.
The table above includes 743,184 options granted to the Company’s Chief Executive Officer during the six months ended June 30, 2021 which are subject to a performance-based vesting condition that will be satisfied in full upon the first to occur of: (i) a Qualified IPO, (ii) a direct listing, or (iii) the closing by the Company of a transaction with a publicly traded special purpose acquisition company (“SPAC”) in which the common stock is publicly listed on a securities exchange. The options will vest in a single installment upon the satisfaction of the performance-based vesting condition subject to the Chief Executive Officer’s continuous employment through such date. As the performance-based vesting condition of these options is not deemed probable until consummated, no stock-based compensation expense is recorded related to these options until the performance-based vesting condition becomes probable of occurring. If the performance-based vesting condition had been satisfied on June 30, 2021, the Company would have recognized stock-based compensation expense of $8.5 million (unaudited) and would have no unrecognized stock-based compensation expense related to these options as of June 30, 2021 (unaudited).
Valuation Assumptions
The Company’s use of the Black-Scholes option-pricing model to estimate the fair value of stock options granted requires the input of highly subjective assumptions. These assumptions were estimated as follows:
Fair value of the underlying common stock – Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock including, but not limited to: (i) the results of contemporaneous third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering, merger, or acquisition of the Company, given prevailing market conditions; (vii) transactions involving the Company’s shares; (viii) the history and nature of its business, industry trends and competitive environment; and (iv) general economic outlook.
Expected volatility – Expected volatility is a measure of the amount by which the stock price is expected to fluctuate, Since the Company does not have sufficient trading history of its common stock, it estimates the expected volatility of its stock options at their grant date by taking the weighted average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the options.
Expected term – The Company determines the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.
Risk-free rate – The Company uses the U.S. Treasury yield for its risk-free interest rate that corresponds with the expected term.
Expected dividend yield – The Company utilizes a dividend yield of zero, as it does not currently issue dividends and does not expect to in the future.

The following assumptions were used to calculate the fair value of employee and non-employee stock option grants made during the following periods:

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Expected volatility	53.8%-54.5%	48.8%-50.9%	48.8% -53.4%	48.0% -50.8%
Expected term (years)	6.4	6.0	6.0	6.0
Risk-free interest rate	1.1%	0.7%	0.6%	1.9%
Expected dividend yield	—	—	—	—
Fair value of common stock per share	$15.27 - $18.31	$12.20 - $12.28	$12.06 - $13.11	$7.75 - $12.40
Stock-Based Compensation
The Company recorded stock-based compensation expense in the consolidated statements of operations as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Cost of revenue	$598	$433	$905	$482
Research and development	8,274	4,534	10,235	4,615
Sales and marketing	2,750	1,118	3,403	2,160
General and administrative	4,757	3,962	8,065	6,824
Total	$16,379	$10,047	$22,608	$14,081
As of June 30, 2021 (unaudited), there was $124.7 million of unrecognized stock-based compensation expense, which is expected to be recognized over a weighted average period of 2.6 years. As of December 31, 2020, there was $65.2 million of unrecognized stock-based compensation expense, which is expected to be recognized over a weighted average period of 2.6 years.
Note 11. Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Net loss attributable to common stockholders	$(46,639)	$(41,132)	$(75,234)	$(73,281)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	32,366	28,404	29,040	25,916
Net loss per share attributable to common stockholders - basic and diluted	$(1.44)	$(1.45)	$(2.59)	$(2.83)

The following potentially dilutive securities outstanding have been excluded from the computations of diluted net loss per share because such securities have an anti-dilutive impact due to losses reported (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Redeemable convertible preferred stock	61,332	61,332	61,332	61,332
Outstanding stock options	19,525	14,897	15,125	13,596
Unvested early exercised stock options subject to repurchase	183	257	223	317
Unvested restricted stock	1,654	2,894	2,274	3,743
Contingently issuable shares	58	147	66	147
Total	82,752	79,527	79,020	79,135
Note 12. Employee Benefit Plan
The Company has a 401(k) plan (“the Plan”) covering all eligible employees in the United States. The Company is allowed to make discretionary profit sharing and qualified non-elective contributions as defined by the Plan and as approved by the Board of Directors. Through December 31, 2020, the Company did not match eligible participants’ 401(k) contributions. As of January 1, 2021, the Company began matching a portion of eligible participants’ 401(k) contributions. No discretionary profit-sharing contributions have been made to date.
Note 13. Income Taxes
Loss before income taxes during the years ended December 31, 2020 and 2019 were as follows (in thousands):

	Years Ended December 31,
	2020	2019
Domestic	$(74,882)	$(73,742)
Foreign	(225)	617
Loss before income taxes	$(75,107)	$(73,125)
The provision for income taxes was as follows (in thousands):

	Years Ended December 31,
	2020	2019
Current:
Federal	$—	$—
State	11	3
Foreign	116	153
Total current provision for income taxes	127	156
Deferred:
Federal	—	—
State	—	—
Foreign	—	—
Total deferred provision for income taxes	—	—
Total provision for income taxes	$127	$156

Income tax expense (benefit) differed from the amount computed by applying the federal statutory income tax rate of 21% to pretax loss as a result of the following:

	Years Ended December 31,
	2020	2019
Statutory rate	(21.0)%	(21.0)%
State tax	(2.5)	(6.5)
Permanent items	0.4	0.3
Stock-based compensation	4.3	3.4
R&D credit	(4.2)	(2.7)
Other	0.1	0.1
Changes in valuation allowance	22.9	26.6
Foreign rate differential	0.2	—
Effective tax rate	0.2%	0.2%
The tax effects of significant items comprising the Company’s deferred taxes were as follows (in thousands):

	As of December 31,
	2020	2019
Deferred tax assets:
Net operating loss	$82,031	$77,082
Credit carryforwards	10,143	6,971
Stock-based compensation	3,149	2,782
Lease liability	9,288	868
Reserves, accruals and other	1,152	1,556
Total deferred tax assets	105,763	89,259
Valuation allowance	(96,044)	(87,326)
Total deferred tax assets, net	9,719	1,933
Deferred tax liabilities:
Fixed asset basis and other	(858)	(1,038)
ROU asset basis	(8,861)	(859)
Total deferred tax liabilities	(9,719)	(1,897)
Net deferred tax assets	$—	$36
Based upon available objective evidence, management believes it is more likely than not that the U.S. net deferred tax assets will not be fully realizable. Accordingly, the Company has established a full valuation allowance for its U.S. net deferred tax assets. The valuation allowance increased by $8.7 million and $21.5 million, respectively, during 2020 and 2019. The Company had aggregate deferred tax assets of $105.8 million and $89.3 million as of December 31, 2020 and 2019, respectively.
As of December 31, 2020, the Company had federal net operating loss carryforwards of $331.9 million, which begin to expire in 2028, and state net operating loss carryforwards of $185.0 million, which begin to expire in 2028. Of the $331.9 million U.S. federal net operating losses $152.8 million is carried forward indefinitely but is limited to 80% of taxable income. As of December 31, 2020, the Company had federal tax credits of $12.3 million, which begin to expire in 2028, and state tax credits of $10.1 million, which do not expire. The Internal Revenue Code (“IRC”) limits the amount of net operating loss carryforwards that a company may use in a given year in the event of certain cumulative changes in ownership over a three-year period as described in Section 382 of the IRC. Utilization of net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the IRC, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company accounts for uncertainty in income taxes in accordance with ASC 740 Income Taxes. Tax positions are evaluated in a two-step process, whereby the Company first determines whether it is more likely than not that a tax position will be sustained upon examination by the tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.
A reconciliation of the beginning and ending balances of unrecognized tax benefit were as follows (in thousands):

	Years Ended December 31,
	2020	2019
Gross unrecognized tax benefits - beginning of year	$6,971	$4,647
Increases related to current year tax positions	3,129	1,939
Increases related to prior year tax positions	43	386
Gross unrecognized tax benefits - end of year	$10,143	$6,972
All of the unrecognized tax benefits as of December 31, 2020 are accounted for as a reduction in the Company’s deferred tax assets. Due to the Company’s valuation allowance, none of the $10.1 million of unrecognized tax benefits, related solely to its federal and state research and development income tax credits, would affect the Company’s effective tax rate, if recognized. The Company does not believe it is reasonably possible that its unrecognized tax benefits will significantly change in the next twelve months.
The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. There was no interest or penalties accrued related to unrecognized tax benefits for the years ended December 31, 2020 and 2019, and no liability for accrued interest or penalties related to unrecognized tax benefits as of December 31, 2020 and 2019.
The Company has identified its U.S. federal and California tax returns as “material” tax filings. The Company is not currently under examination by income tax authorities in any jurisdiction. However, because the Company has net operating losses in several jurisdictions, including the United States federal and various state jurisdictions, certain items attributable to closed tax years are still subject to adjustment by applicable taxing authorities through an adjustment to tax attributes carried forward to open years. All tax returns will remain open for examination by the federal and most state taxing authorities for three years and four years, respectively, from the date of utilization of any net operating loss carryforwards or research and development income tax credits.
For the six months ended June 30, 2021 and 2020 (unaudited)
The Company's provision for income taxes for interim periods was determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any, that arose during the period. Each quarter, the Company updates its estimate of the annual effective tax rate, and if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in such period.
The Company's quarterly tax provision, and estimate of its annual effective tax rate, is subject to variation due to several factors, including variability in pretax income (or loss), the mix of jurisdictions to which such income (or loss) relates, tax law developments and changes in how the Company does business, such as acquisitions, intercompany transactions, or the Company’s corporate structure.
The Company recorded an income tax expense for the six months ended June 30, 2021 and 2020, neither of which were material and both were primarily driven by foreign taxes.

Note 14. Geographical Information
Revenue disaggregated by geography based on the customers’ location was as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
United States	$76,134	$50,026	$119,118	$81,550
International(1)	4,031	1,315	4,166	1,002
Total	$80,165	$51,341	$123,284	$82,552
__________________
(1)No individual country made up 10% or more of total revenue for any period presented.
Substantially all of the Company’s long-lived assets are located in the United States.
Note 15. Subsequent Events
The Company has performed an evaluation of subsequent events through July 2, 2021, the date these consolidated financial statements were available to be issued.
In May 2021, the Company entered into an agreement with a service provider under which the Company will purchase cloud computing and other services from June 2021 to May 2024. The total purchase commitment is $57.0 million.
Between April 1, 2021 and July 2, 2021, the Company granted stock options for 1,419,375 shares of common stock with a weighted average exercise price of $18.80 per share under the 2018 Plan. The Company will recognize approximately $15.2 million of stock-based compensation expense related to these stock options over four years.
Between April 1, 2021 and July 2, 2021, the Company granted restricted stock units (RSUs) for 62,844 shares of common stock with an aggregate grant date fair value of $1.3 million to eligible employees. The RSUs contain a service-based condition, generally met over four years, to vest in the underlying common stock.
Events Subsequent to Original Available to be Issued date of Consolidated Financial Statements (unaudited)
On July 6, 2021, the Company entered into an Agreement and Plan of Merger with Lorelei Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Khosla Ventures Acquisition Co. II (“KVSB”), a special purpose acquisition company, where Merger Sub will merge with the Company, with the Company surviving as a wholly owned subsidiary of KVSB (the “Merger”). Upon closing of the proposed Merger, KVSB will be renamed Nextdoor Holdings, Inc. and will be listed under the ticker symbol “KIND”.
The proposed transaction, which has been unanimously approved by the Boards of Directors of the Company and KVSB, is subject to approval by KVSB stockholders, satisfaction of the conditions stated in the merger agreement, and other customary closing conditions.

Note 16. Subsequent Events (unaudited)
The Company has performed an evaluation of subsequent events through September 10, 2021, the date these unaudited interim consolidated financial statements were available to be issued.
On August 5, 2021, the Company granted RSUs for 146,286 shares of common stock with an estimated aggregate grant date fair value of $3.6 million to eligible employees. The RSUs contain a service-based condition, generally met over four years, to vest in the underlying common stock.

ANNEX A
Execution Version

AGREEMENT AND PLAN OF MERGER
by and among
KHOSLA VENTURES ACQUISITION CO. II
LORELEI MERGER SUB INC.,
and
NEXTDOOR, INC.
dated as of JULY 6, 2021

Annex A-i

Annex A-ii

TABLE OF CONTENTS (continued)
Annex A-iii

TABLE OF CONTENTS (continued)
Annex A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger, dated as of July 6, 2021 (this “Agreement”), is made and entered into by and among Khosla Ventures Acquisition Co. II, a Delaware corporation (“Acquiror”), Lorelei Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Acquiror (“Merger Sub”), and Nextdoor, Inc., a Delaware corporation (the “Company”).
RECITALS
WHEREAS, Acquiror is a Delaware corporation formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), on the Closing Date (as defined below) (i) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”) and (ii) Acquiror will change its name to “Nextdoor Holdings, Inc.”;
WHEREAS, upon the Effective Time (as defined below), all shares of Company Capital Stock (as defined below) will be converted into the right to receive shares of Acquiror Post-Merger Class B Common Stock (as defined below) as set forth in this Agreement;
WHEREAS, upon the Effective Time, each Company Option (as defined below) that is then outstanding will be converted into the right to receive an Acquiror Option (as defined below), subject to certain exceptions and conditions as set forth in this Agreement;
WHEREAS, upon the Effective Time, each Restricted Stock Award (as defined below) that is then outstanding will be converted into the right to receive an Adjusted Restricted Stock Award (as defined below), subject to certain exceptions and conditions as set forth in this Agreement;
WHEREAS, upon the Effective Time, each Company RSU (as defined below) that is then outstanding will be converted into the right to receive an Adjusted RSU (as defined below), subject to certain exceptions and conditions as set forth in this Agreement;
WHEREAS, each of the parties intends that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), to which each of Acquiror, the Company and Merger Sub are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);
WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval and adoption of this Agreement by the holders of Company Capital Stock;
WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Stockholders (as defined below) have each executed and delivered to Acquiror a Company Stockholder Support Agreement (as defined below) pursuant to which the Requisite Stockholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the stockholders of Company or pursuant to an action by written consent of the stockholders of the Company) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to stockholders of the Company, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, each of the Boards of Directors of Acquiror and Merger Sub has (i) determined that it is advisable for Acquiror and Merger Sub, as applicable, to enter into this Agreement and the documents contemplated hereby,
Annex A-v

(ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Stockholders and sole stockholder of Merger Sub, as applicable;
WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its stockholders to have their outstanding shares of Acquiror Class A Common Stock (as defined below) redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Stockholder Approval (as defined below);
WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, Sponsor has agreed to subscribe for and purchase, and Acquiror has agreed to issue and sell to Sponsor, 1,000,000 shares of Acquiror Post-Merger Class A Common Stock in exchange for an aggregate purchase price of up to $10,000,000 pursuant to the Forward Purchase Agreement (as defined below), on the terms and subject to the conditions set forth therein;
WHEREAS, on or prior to the date hereof, Acquiror entered into Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase from Acquiror shares of Acquiror Post-Merger Class A Common Stock for an aggregate purchase price equal to the Minimum PIPE Investment Amount (as defined below), such purchases to be consummated prior to or substantially concurrently with the Closing;
WHEREAS, on the Closing Date but following the Effective Time, (i) subject to obtaining the Acquiror Stockholder Approval, Acquiror shall amend and restate the certificate of incorporation of Acquiror to be substantially in the form of Exhibit A attached hereto, and (ii) amend and restate the bylaws of Acquiror to be substantially in the form of Exhibit B attached hereto; and
WHEREAS, at the Closing, Acquiror, the Sponsor, the Major Company Stockholders (as defined below), and certain of their respective Affiliates, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1. Definitions. As used herein, the following terms shall have the following meanings:
“Acquiror” has the meaning specified in the Preamble hereto.
“Acquiror Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Acquiror.
“Acquiror Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Acquiror.
“Acquiror Class K Common Stock” means the Class K common stock, par value $0.0001 per share, of Acquiror.
Annex A-vi

“Acquiror Common Stock” means the Acquiror Class A Common Stock, the Acquiror Class B Common Stock and the Acquiror Class K Common Stock.
“Acquiror Cure Period” has the meaning specified in Section 10.1(f).
“Acquiror Financial Statements” has the meaning specified in Section 5.6(c).
“Acquiror Indemnified Parties” has the meaning specified in Section 7.7.
“Acquiror Option” has the meaning specified in Section 3.3(a).
“Acquiror Post-Merger Charter” means the form of certificate of incorporation of the Acquiror attached hereto as Exhibit A and to be filed with the Office of the Secretary of State of the State of Delaware following the Effective Time on the Closing Date.
“Acquiror Post-Merger Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Acquiror, authorized under the Acquiror Post-Merger Charter.
“Acquiror Post-Merger Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Acquiror, authorized under the Acquiror Post-Merger Charter.
“Acquiror SEC Filings” has the meaning specified in Section 5.5.
“Acquiror Securities” has the meaning specified in Section 5.12(a).
“Acquiror Stockholder Approval” means (i) with respect to the approval and adoption of the Acquiror Post-Merger Charter, the affirmative vote of the holders of majority in voting power of outstanding Acquiror Common Stock and the affirmative vote of the holders of a majority in voting power of each of Acquiror’s Class B Common Stock and Acquiror’s Class K Common Stock, (ii) with respect to the adoption and approval of this Agreement and Merger, the approval of the affirmative vote of the holders of a majority of the shares of Acquiror Common Stock that are voted at the Acquiror Stockholders’ Meeting, (iii) with respect to the issuance of shares of Acquiror Post-Merger Class A Common Stock and Acquiror Post-Merger Class B Common Stock, the stockholder approval required under the rules of the Stock Exchange; (iv) with respect to the approval of the Incentive Equity Plan and the ESPP, the approval of the affirmative vote of a majority of the votes cast and (v) with respect to any Transaction Proposals set forth in Section 8.2(b)(E)-(G), the requisite vote as required by the Governing Documents of the Acquiror, the DGCL and/or any applicable Stock Exchange, as applicable.
“Acquiror Stockholder Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.
“Acquiror Stockholder Redemption Amount” means the aggregate amount payable with respect to all Acquiror Stockholder Redemptions.
“Acquiror Stockholders” means the stockholders of Acquiror as of immediately prior to the Effective Time.
“Acquiror Stockholders’ Meeting” has the meaning specified in Section 8.2(b).
“Acquiror Transaction Expenses” has the meaning specified in Section 2.4(c).
“Acquisition Proposal” means, as to any Person, other than the transactions contemplated hereby and the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (A) such Person or (B) one or more Subsidiaries of such Person holding assets constituting, individually or in the
Annex A-vii

aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.
“Action” means any lawsuit, claim, action, suit, audit, examination, complaint, charge, assessment, arbitration, mediation or inquiry, or any proceeding or investigation (in each case, whether civil, criminal or administrative and whether public or private), pending by or before or otherwise involving any Governmental Authority.
“Adjusted Restricted Stock Award” has the meaning specified in Section 3.3(b).
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliate Agreements” has the meaning specified in Section 4.12(a)(vii).
“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (after giving effect to the conversion of all shares of Preferred Stock to Common Stock immediately prior to the Effective Time), (ii) issuable upon, or subject to, the settlement of Company Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time, (iii) subject to Restricted Stock Awards (whether or not then vested) that are outstanding immediately prior to the Effective Time, or (iv) issuable upon settlement of Company RSUs (whether or not then vested) that are outstanding immediately prior to the Effective Time, plus (b) the Consideration Shares, minus (c) the Treasury Shares outstanding immediately prior to the Effective Time, minus (d) a number of shares equal to the aggregate exercise price of the Company Options described in clause (ii) above divided by the Per Share Merger Consideration; provided that the calculation of Aggregate Fully Diluted Company Common Shares shall not include any shares of Company Common Stock subject to Company Options, Restricted Stock Awards or Company RSUs that are first granted after the date of this Agreement, unless (x) the Company had, on or prior to the date of this Agreement, committed in writing to grant such Company Options, Restricted Stock Awards or Company RSUs and (y) the holder of such promised Company Options, Restricted Stock Awards or Company RSUs commences employment with the Company on or prior to the date of this Agreement (Company Options, Restricted Stock Awards and Company RSUs referenced in (x) and (y), “Promised Equity”).
“Aggregate Merger Consideration” means a number of shares of Acquiror Post-Merger Class B Common Stock equal to the quotient obtained by dividing (i) the Base Purchase Price, by (ii) $10.00.
“Agreement” has the meaning specified in the Preamble hereto.
“Agreement End Date” has the meaning specified in Section 10.1(d).
“Allocation Schedule” has the meaning specified in Section 3.4.
“Ancillary Agreements” means this Agreement, the Company Stockholder Support Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Confidentiality Agreement, the Company Closing Certificate and the Acquiror Closing Certificate.
Annex A-viii

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).
“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).
“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.
“Audited Financial Statements” has the meaning specified in Section 4.8(a).
“Base Purchase Price” means $3,500,000,000.
“Business” means the operation of a social networking platform.
“Business Combination” has the meaning set forth in Acquiror’s Governing Documents as in effect on the date hereof.
“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination by Acquiror.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Law to close.
“Closing” has the meaning specified in Section 2.3(a).
“Closing Date” has the meaning specified in Section 2.3(a).
“Code” has the meaning specified in the Recitals hereto.
“Company” has the meaning specified in the Preamble hereto.
“Company Award” means a Company Option, Restricted Stock Award or Company RSU.
“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee of the Company or any Subsidiary of the Company, which is maintained, sponsored or contributed to by the Company or any Subsidiary of the Company, or to which the Company or any Subsidiary of the Company is a party or has or may have any liability (whether actual or contingent), and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable Law (other than the Laws of the United States) and maintained by any Governmental Authority.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company.
Annex A-ix

“Company Cure Period” has the meaning specified in Section 10.1(d).
“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.
“Company Fundamental Representations” means the representations and warranties made pursuant to Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.4(a) and Section 4.4(b) (No Conflict), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees).
“Company Group” has the meaning specified in Section 11.18(b).
“Company Incentive Plans” means the Company’s 2008 Equity Incentive Plan and the Company’s 2018 Equity Incentive Plan, in each case, as may be amended from time to time.
“Company Indemnified Parties” has the meaning specified in Section 7.7.
“Company Licensed Intellectual Property” means Intellectual Property owned by any Person (other than the Company or any Subsidiary of the Company) that is licensed to the Company or any Subsidiary of the Company.
“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger; provided, however, that solely for purposes of clause (a), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws, GAAP or any COVID-19 Measures or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic, outbreak of disease or illness or public health event (including COVID-19) or change in climate, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vi) any failure of the Company to meet any projections or forecasts (provided that clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet budgets, projections or forecasts has resulted in a Company Material Adverse Effect), (vii) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (viii) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), (ix) the taking by the Company and its Subsidiaries of any COVID-19 Response Measures, or (x) any action taken by, or at the request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.
“Company Option” means an option to purchase shares of Company Common Stock.
“Company-Owned Intellectual Property” shall mean all Intellectual Property owned by the Company or its Subsidiaries or that was developed by or for the Company or its Subsidiaries.
Annex A-x

“Company Preferred Stock” means the shares of preferred stock, par value $0.0001 per shares, of the Company.
“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).
“Company RSU” means a restricted stock unit of the Company.
“Company Stockholder Approvals” means the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated thereby, by the affirmative vote or written consent of the holders of (a) at least a majority of the shares of Company Preferred Stock, voting as a single class on an as-converted to Company Common Stock basis, and (b) at least a majority of the shares of Company Preferred Stock and Company Common Stock, voting as a single class on an as-converted to Company Common Stock basis, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.
“Company Stockholder Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among each of the Requisite Stockholders, Acquiror and the Company, as amended or modified from time to time.
“Company Transaction Expenses” has the meaning specified in Section 2.4(c).
“Confidentiality Agreement” means the Nondisclosure Agreement, dated as of April 21, 2021, between Acquiror and the Company.
“Consideration Share Entitlement” means an entitlement to receive any of the Consideration Shares under and pursuant to the terms of the Pixel Labs Merger Agreement.
“Consideration Shares” means the aggregate remaining number of shares of Company Common Stock the Company is obligated to issue to eligible former stockholders of Pixel Labs pursuant to the terms of the Pixel Labs Merger Agreement, but which, as of immediately prior to the Effective Time, have not yet been so issued (and are thus not included in clause (a) of the definition of Aggregate Fully Diluted Company Common Shares), not to exceed 57,828 shares of Company Common Stock.
“Constituent Corporations” has the meaning specified in Section 2.1(a).
“Contracts” means any contracts, agreements, subcontracts, leases or purchase orders purporting to be legally binding.
“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used or distributed with such software subject to such license (i) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any of their Subsidiary’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.
“COVID-19” means SARS CoV-2 or COVID-19, and any evolutions thereof.
“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, Governmental Order, Action, directive, guidelines or recommendations promulgated by any Governmental Authority that has jurisdiction over the Company or its Subsidiaries, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act.
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“COVID-19 Response Measures” means any reasonable action, taken or omitted to be taken after the date of this Agreement that is reasonably necessary or prudent in light of the circumstances to be taken in response to COVID-19 or any COVID-19 Measures, including the establishment of any commercially reasonable policy, procedure or protocol or to address the easing or removal of operating restrictions previously adopted to address COVID-19.
“D&O Indemnified Parties” has the meaning specified in Section 7.7.
“DGCL” has the meaning specified in the Recitals hereto.
“Dissenting Shares” has the meaning specified in Section 3.6.
“Dollars” or “$” means lawful money of the United States.
“Effective Time” has the meaning specified in Section 2.3(b).
“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company or any Subsidiary thereof would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“ESPP” has the meaning specified in Section 7.1.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” has the meaning specified in Section 3.2(a).
“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares of Acquiror Post-Merger Class B Common Stock constituting the Aggregate Merger Consideration, by (b) the number of shares of Company Common Stock constituting the Aggregate Fully Diluted Company Common Shares.
“Export Approvals” has the meaning specified in Section 4.26(a).
“Fenwick” has the meaning specified in Section 11.18(b).
“Fenwick Privileged Communications” has the meaning specified in Section 11.18(b).
“Financial Statements” has the meaning specified in Section 4.8(a).
“Foreign Benefit Plan” means each Company Benefit Plan that is governed by the laws of any jurisdiction outside of the United States or provides compensation or benefits to any current or former director, officer, individual consultant, worker or employee of the Company or any Subsidiary of the Company (or any dependent thereof) who resides outside of the United States.
“Forward Purchase Agreement” means the Forward Purchase Agreement entered into as of March 23, 2021, between Acquiror and Sponsor, as further amended, restated, modified or supplemented from time to time.
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited
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liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.
“Governmental Authorization” has the meaning specified in Section 4.5.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Incentive Equity Plan” has the meaning specified in Section 7.1.
“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.
“Intellectual Property” means any rights in or to the following throughout the world: (i) patents, patent and provisional applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, including any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, and extensions of any of the foregoing (collectively, “Patents”); (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, brand names, other source or business identifiers, pending applications therefor, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing; (iii) registered and unregistered copyrights, database and design rights, mask work rights and moral rights, whether or not registered or published, and applications for registration of copyright, including such corresponding rights in Software and other works of authorship; (iv) trade secrets, know-how, processes, and other confidential information; and (v) any other intellectual property rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.
“Interim Period” has the meaning specified in Section 6.1.
“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in
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Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.
“Intervening Event” means an Event occurring after the date of this Agreement (but specifically excluding (a) any Event that relates to or is reasonably likely to give rise to or result in any Business Combination Proposal, (b) any Event described in subsections (ii), (iv), (v) or (vii) of the definition of “Company Material Adverse Effect”; provided, however, that any such Event may be taken into account in determining whether an Intervening Event has occurred to the extent (but only to the extent) it has a disproportionate effect on the Company, taken as a whole, relative to similarly situated Persons operating in the industries in which the Company operates, (c) any change in the price or trading volume of Acquiror Common Stock, or (d) the timing of any approval or clearance of any Governmental Authority required for the consummation of the Merger) that materially and negatively affects the business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, that is consequential to the Company’s earning power over a long-term duration and that was not reasonably foreseeable as of the date of this Agreement and is not cured by the Company prior to the Modification in Recommendation.
“Intervening Event Notice” has the meaning specified in Section 8.2(b).
“Intervening Event Notice Period” has the meaning specified in Section 8.2(b).
“Investment Company Act” means the Investment Company Act of 1940.
“IRS” means Internal Revenue Service.
“JOBS Act” has the meaning specified in Section 5.6(a).
“KVSB Group” has the meaning specified in Section 11.18(a).
“Latham” has the meaning specified in Section 11.18(a).
“Latham Privileged Communications” has the meaning specified in Section 11.18(a).
“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.
“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.
“Legal Proceeding” means any lawsuit, litigation, action, audit, suit, judgment, claim, proceeding or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceeding at law or in equity.
“Letter of Transmittal” has the meaning specified in Section 3.2(d).
“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Legal Proceeding or Governmental Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.
“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits, certifications, registrations, exemptions, clearances or certificates of a Governmental Authority.
“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.
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“Major Company Stockholder” means each of the holders of Company Capital Stock set forth on Section 2.4(a)(iii) of the Company Disclosure Letter.
“Merger” has the meaning specified in the Recitals hereto.
“Merger Certificate” has the meaning specified in Section 2.1(a).
“Merger Sub” has the meaning specified in the Preamble hereto.
“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.
“Minimum PIPE Investment Amount” has the meaning specified in Section 5.12(e).
“Modification in Recommendation” has the meaning specified in Section 8.2(b).
“Nasdaq” means Nasdaq Capital Market.
“NYSE” means the New York Stock Exchange.
“Offer Documents” has the meaning specified in Section 8.2(a)(i).
“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. “Open Source Licenses” shall include Copyleft Licenses.
“Open Source Materials” means any Software subject to an Open Source License.
“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.
“PCAOB” means the Public Company Accounting Oversight Board.
“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.
“Permitted Liens” means (a) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (i) not yet due and payable or which are being contested in good faith through appropriate proceedings and (ii) for which adequate accruals or reserves have been established in accordance with GAAP, (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (c) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of the Owned Real Property or Leased Real Property, (d) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of, the Owned Real Property or Leased Real Property, (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (f) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable and (g) other Liens that do not materially and adversely affect the value, ordinary course use or operation of the asset subject thereto.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.
“Personal Information” means information and data related to or capable of being used to identify, contact or locate a Person, device or household, including name, street address, telephone number, email address, photograph,
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payment information, social security number, driver’s license number, passport number, customer or account number and/or any information that is “personal information,” “personal data,” “personal identifiable information” or similar term under any applicable Law.
“Pixel Labs Merger Agreement” means that certain Agreement and Plan of Reorganization, dated August 22, 2019, entered into by and among the Company, Gutenberg Merger Sub I, Inc., Gutenberg Merger Sub II, LLC, Pixel Labs, Inc. and Fortis Advisors LLC.
“Privacy Laws” means applicable foreign and domestic Laws, guidelines, industry frameworks and codes of conduct binding on the Company or that the Company has otherwise represented in writing it complies with, in each case as applicable and in force from time to time, and as amended, consolidated, re-enacted or replaced from time to time, governing the Processing of Personal Information; data security; data breach; data breach notification; data protection; consumer protection; the requirements for website and mobile application privacy policies and practices; profiling and tracking; advertising and marketing; and email, messaging and/or telecommunications, including to the extent applicable to the Company, the Federal Trade Commission Act (the “FTC”), the Controlling the Assault of Non-Solicited Pornography And Marketing Act (“CAN-SPAM”), the Telephone Consumer Protection Act (“TCPA”), California Consumer Privacy Act (“CCPA”), the General Data Protection Regulation 2016/679 (“GDPR”), the UK Data Protection the UK Data Protection Act 2018 (“UK DPA”), the UK General Data Protection Regulation as defined by the UK DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (“UK GDPR”), and the Privacy and Electronic Communications Regulations 2003, and Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector (“e-Privacy Directive”) the European Electronic Communications Code (“EECC”) (and any national legislation that implements it) and the Payment Card Industry Data security Standards.
“PIPE Investment” means the purchase of shares of Acquiror Post-Merger Class A Common Stock pursuant to the Subscription Agreements.
“PIPE Investment Amount” means the aggregate gross purchase price received by Acquiror prior to or substantially concurrently with Closing for the shares in the PIPE Investment.
“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.
“Processing” means the receipt, collection, storage, use, security, transfer, disclosure or other operation or set of operations performed on Personal Information.
“Prospectus” has the meaning specified in Section 11.1.
“Proxy Statement” has the meaning specified in Section 8.2(a)(i).
“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).
“Q2 Financial Statements” has the meaning specified in Section 6.3(a).
“Q3 Financial Statements” has the meaning specified in Section 6.3(b).
“Real Property Leases” has the meaning specified in Section 4.20(a)(ii).
“Registration Rights Agreement” has the meaning specified in the Recitals hereto.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.
“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).
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“Requisite Stockholders” means each of the holders of Company Capital Stock set forth on Section 8.2(c) of the Company Disclosure Letter.
“Restricted Stock Award” means an award of restricted shares of Company Common Stock.
“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).
“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.
“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Sponsor” means Khosla Ventures SPAC Sponsor II LLC.
“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.
“Stock Exchange” means Nasdaq, or in the event of a transfer of listing pursuant to Section 7.10, the NYSE.
“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.
“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.
“Surviving Corporation” has the meaning specified in Section 2.1(b).
“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.
“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs
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duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.
“Terminating Acquiror Breach” has the meaning specified in Section 10.1(f).
“Terminating Company Breach” has the meaning specified in Section 10.1(d).
“Top Vendors” has the meaning specified in Section 4.28(a).
“Transaction Expenses” means, with respect to any Person, the following out-of-pocket fees and expenses paid or payable by such Person or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers (and, in the case of Acquiror, any deferred or unpaid underwriting commissions and other fees relating to Acquiror’s initial public offering), (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by such Person or such Person’s Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of such Person or any Subsidiary of such Person in connection with the transactions contemplated hereby (whether or not tied to any subsequent event or condition, such as a termination of service), including the employer portion of payroll Taxes arising therefrom (but excluding, for clarity, any payments that become payable due to a termination of service following Closing), (c) the portion of the fees payable by such Person pursuant to Section 8.1(e) and Section 8.2(a)(vi), (d) all fees and expenses incurred in connection with obtaining approval of the Stock Exchange under Section 7.3, and (e) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by such Person or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement.
“Transaction Proposals” has the meaning specified in Section 8.2(b).
“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.
“Treasury Share” has the meaning specified in Section 3.1(a).
“Trust Account” has the meaning specified in Section 11.1.
“Trust Agreement” has the meaning specified in Section 5.8.
“Trustee” has the meaning specified in Section 5.8.
“Unaudited Financial Statements” has the meaning specified in Section 4.8(a).
“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.
“Written Consent” has the meaning specified in Section 8.2(c).
Section 1.2. Construction.
(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv)
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the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties set forth in this Agreement or any Ancillary Agreement, provided, that such actual and intentional fraud of such Person shall only be deemed to exist if (i) if such Person is the Company, any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or (ii) if such Person is Acquiror or Merger Sub, any of the executive officers of the Acquiror as disclosed in the Acquiror SEC Filings (in the case of Acquiror), had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to this Agreement or any Ancillary Agreement, in each case, as qualified by the applicable Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.
Section 1.3. Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the actual knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the actual knowledge of each of the executive officers of the Acquiror as disclosed in the Acquiror SEC Filings.
ARTICLE II
THE MERGER; CLOSING
Section 2.1. The Merger.
(a) Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Company in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.
(b) Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror.
Section 2.2. Effects of the Merger. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall
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thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.
Section 2.3. Closing; Effective Time.
(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) as promptly as practicable, but in no event later than the date that is three Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.
(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing on the Closing Date with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in each of the Merger Certificate (the “Effective Time”).
Section 2.4. Closing Deliverables.
(a) At the Closing, the Company will deliver or cause to be delivered:
(i) to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled (the “Company Closing Certificate”);
(ii) to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.6), effective as of the Effective Time;
(iii) to Acquiror, the Registration Rights Agreement, duly executed by the Major Company Stockholders who have elected to execute the Registration Rights Agreement; and
(iv) to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(b) At the Closing, Acquiror will deliver or cause to be delivered:
(i) to the Exchange Agent, the number of shares of Acquiror Post-Merger Class B Common Stock equal to the portion of the Aggregate Merger Consideration to be paid to holders of Company Capital Stock for further distribution to the Company’s stockholders pursuant to Section 3.2, provided, that, for the avoidance of doubt, such shares shall be delivered immediately following the effectiveness of the Acquiror Post-Merger Charter;
(ii) to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled (the “Acquiror Closing Certificate”);
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(iii) to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror and the Sponsor; and
(iv) to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Effective Time.
(c) On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, without duplication, (i) (A) all accrued and unpaid Transaction Expenses of Acquiror (“Acquiror Transaction Expenses”) as set forth on a written statement to be delivered to the Company not less than three Business Days prior to the Closing Date, and (B) any amounts outstanding under any Working Capital Loans, and (ii) all accrued and unpaid Transaction Expenses of the Company (“Company Transaction Expenses”) as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than three Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided, that any Company Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.
Section 2.5. Governing Documents.
(a) At the Effective Time, the certificate of incorporation of the Surviving Company shall be the certificate of incorporation of the Merger Sub until thereafter amended as provided therein and under the DGCL. The parties shall take all actions necessary to ensure that, at the Effective Time, the bylaws of the Surviving Company shall be the bylaws of Merger Sub as in effect as of immediately prior to the Effective Time, until thereafter amended as provided therein or by the DGCL.
(b) The certificate of incorporation and bylaws of Acquiror shall be amended on the Closing Date but after the Effective Time to read in the form attached as Exhibits A and B hereto (with such changes that are not material as may be agreed in writing by Acquiror and the Company), and such certificate of incorporation and bylaws shall be the certificate of incorporation and bylaws of Acquiror from and after the effectiveness thereof, until thereafter amended as provided therein and under the DGCL.
Section 2.6. Directors and Officers.
(a) The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post- Closing directors and officers of the Surviving Corporation in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(a) of the Company Disclosure Letter), respectively, of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(b) The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(b) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
Section 2.7. Tax Free Reorganization Matters. The parties intend that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Acquiror, the Company and Merger Sub are to be parties under Section 368(b) of the Code and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties knows of any
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fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. The Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, including in the event the SEC requests or requires a tax opinion with respect to any discussion in the Registration Statement of the United States federal income tax consequences to the Company stockholders of the transactions contemplated by this Agreement, such tax opinion shall be provided by the Company’s tax advisor and each party shall execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor upon which such advisor shall be entitled to rely in rendering such tax opinion.
ARTICLE III
EFFECTS OF THE MERGER ON THE COMPANY CAPITAL STOCK AND EQUITY AWARDS
Section 3.1. Conversion of Securities.
(a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Common Stock or any other party: (x) each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time, after giving effect to the conversion of all shares of Preferred Stock to Common Stock immediately prior to the Effective Time, (other than (i) any shares of Company Common Stock subject to Company Awards (which shall be respectively subject to Section 3.3), (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Capital Stock” hereunder (each such share, a “Treasury Share”), and (iii) any shares of Company Common Stock held by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL) and (y) each Consideration Share Entitlement, shall be canceled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration as determined pursuant to Section 3.2(a).
(b) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.0001 of the Surviving Corporation.
Section 3.2. Exchange Procedures
(a) Each holder of shares of Company Common Stock as of immediately prior to the Effective Time (other than in respect of (x) Treasury Shares, (y) Dissenting Shares, and (z) any shares of Company Common Stock subject to Company Awards (which shall be subject to Section 3.3)) shall be converted into the right to receive a portion of the Aggregate Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of shares of Company Common Stock held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share. Each holder of a Consideration Shares Entitlement shall, upon and subject to delivery of the exchange documentation required under the terms of the Pixel Labs Merger Agreement, be entitled to receive a portion of the Aggregate Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of Consideration Shares to which such holder was entitled (upon and subject to completion and delivery of the exchange documentation required under the terms of the Pixel Labs Merger Agreement) as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share.
(b) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Post-Merger Class B Common Stock shall be issued as a result of the Merger.
(c) Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s stockholders. Immediately following the effectiveness of the Acquiror Post-Merger Charter (which shall be effective promptly after the
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Effective Time and in any event on the Closing Date), Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Post-Merger Class B Common Stock equal to the portion of the Aggregate Merger Consideration to be paid in shares of Acquiror Post-Merger Class B Common Stock.
(d) Reasonably promptly after the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock as of immediately prior to the Effective Time, whose Company Common Stock was converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify and are consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed)) for use in such exchange (each, a “Letter of Transmittal”).
(e) Upon delivery to the Exchange Agent of a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent, each holder of shares of Company Common Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Merger Consideration. No interest shall be paid or accrued upon the transfer of any share.
(f) Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Common Stock or a Consideration Share Entitlement as of immediately prior to the Effective Time that has not exchanged such shares of Company Common Stock or Consideration Share Entitlement for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
Section 3.3. Treatment of Company Options; Restricted Stock Awards; Company RSUs.
(a) As of the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time shall automatically be converted into the right to receive an option to acquire a number of shares of Acquiror Post-Merger Class B Common Stock (each, an “Acquiror Option”) equal to the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code (to the extent applicable).
(b) As of the Effective Time, each Restricted Stock Award that is outstanding as of immediately prior to the Effective Time shall automatically be converted into the right to receive restricted shares of Acquiror Post-Merger Class B Common Stock (each, an “Adjusted Restricted Stock Award”) covering a number of shares of Acquiror Post-Merger Class B Common Stock equal to the product of (i) the number of shares of Company
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Common Stock subject to such Restricted Stock Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share.
(c) As of the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time shall automatically be converted into the right to receive restricted stock units of Acquiror (each, an “Adjusted RSU”) covering a number of shares of Acquiror Post-Merger Class B Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share.
(d) Each Acquiror Option, Adjusted Restricted Stock Award and Adjusted RSU shall be subject to substantially the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option, Restricted Stock Award or Company RSU (as applicable) immediately prior to the Effective Time, except for (i) terms (A) rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the options) or (B) to the extent they conflict with the Incentive Equity Plan and (ii) such other immaterial administrative or ministerial changes as the Board of Directors of Acquiror (or the compensation committee thereof) may determine in good faith are appropriate to effectuate the administration of the Acquiror Options.
(e) Prior to the Effective Time, the Company shall take all necessary actions to give effect to the provisions of this Section 3.3 in accordance with the Company Incentive Plans and the applicable award agreements. The Board of Directors of the Company shall terminate the Company Incentive Plans effective as of immediately prior to the Closing and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that shares in respect of Company Awards that for any reason become re-eligible for future issuance shall be cancelled.
Section 3.4. Allocation Schedule. No later than five Business Days prior to the Closing Date, the Company shall deliver to Acquiror an allocation schedule (the “Allocation Schedule”) setting forth: (a) (i) the number of shares of Company Common Stock held by each Company stockholder or, in the case of Persons with a Consideration Share Entitlement, the number of Consideration Shares to which such Person is entitled under the terms of the Pixel Labs Merger Agreement, (ii) the number of shares of Company Common Stock subject to each Company Award held by each holder thereof, and (iii) in the case of the Company Options, the exercise price thereof, (b) the portion of the Aggregate Merger Consideration allocated to each holder of Company Common Stock or Consideration Share Entitlement pursuant to Section 3.1(b), and (c) on a holder-by-holder basis and award-by-award basis, (i) each Acquiror Option that will be outstanding as of the Closing, and, with respect to such Acquiror Option, the number of shares of Acquiror Post- Merger Class B Common Stock issuable upon exercise of such Acquiror Option and the exercise price of such Acquiror Option, (ii) each Adjusted Restricted Stock Award that will be outstanding as of the Closing and the number of shares of Acquiror Post-Merger Class B Common Stock subject to such Adjusted Restricted Stock Award, (iii) each Adjusted RSU that will be outstanding as of the Closing and the number of shares of Acquiror Post-Merger Class B Common Stock subject to such Adjusted RSU, in each case, including a reasonably detailed itemization of the components thereof. The Company will review any comments to the Allocation Schedule provided by Acquiror and consider in good faith and incorporate any reasonable comments proposed by Acquiror to correct inaccuracies.
Section 3.5. Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company, the Surviving Corporation and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Acquiror, the Company, the Surviving Corporation or the Exchange Agent, respectively). To the extent that any amounts are so deducted and withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made. Other than with respect to any compensatory payment subject to payroll withholding, the parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).
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Section 3.6. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror and Merger Sub as follows:
Section 4.1. Company Organization. The Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite corporate or limited liability company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.2. Subsidiaries. A complete list of each Subsidiary of the Company as of the date hereof and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. As of the date hereof, the Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. As of the date hereof, each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
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Section 4.3. Due Authorization.
(a) Other than the Company Stockholder Approvals, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the applicable Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the applicable Ancillary Agreements (other than the Company Stockholder Approvals). This Agreement has been, and on or prior to the Closing, the applicable Ancillary Agreements will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Closing, each applicable Ancillary Agreement will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b) On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) declaring that this Agreement and the applicable Ancillary Agreements, and the transactions contemplated hereby and thereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the applicable Ancillary Agreements, and the transactions contemplated hereby and thereby, including the Merger. No other company or corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the applicable Ancillary Agreements, or to approve the Merger, other than the Company Stockholder Approvals.
Section 4.4. No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the applicable Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of its Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Material Contract, or terminate or result in the termination of any Material Contract, (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, (e) constitute an event which, after notice or lapse of time or both, would result in any violation, breach, termination, acceleration, modification, cancellation or creation of a Lien (except for Permitted Liens), or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except, in the case of clauses (b) through (f), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.
Section 4.5. Governmental Authorities; Consents. No action or non-action by, notice to, consent, waiver, permit, approval or authorization of, expiration of any waiting period under applicable Law promulgated by, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, the Exchange Act and the Securities Act (and any other applicable U.S. state or federal securities Laws); (ii) as disclosed on Section 4.5 of the Company Disclosure Letter; (iii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (iv) the filing of the Merger Certificate in accordance with the DGCL.
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Section 4.6. Capitalization of the Company.
(a) Section 4.6(a) of the Company Disclosure Letter sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all equity securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, and (iii) with respect to each Company Award, as applicable, (A) the holder thereof, (B) the type of Company Award (including whether the Company Award qualifies as an incentive stock option), (C) the date of grant and expiration date thereof, (D) the number of vested and unvested shares of Company Common Stock subject thereto, (E) the vesting schedule (including any accelerated vesting provisions), and (F) the exercise or purchase price thereof. The equity securities of the Company (x) have been duly authorized and validly issued and are fully paid and non-assessable; (y) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; and (z) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound. Immediately prior to the Effective Time each share of Company Preferred Stock will be converted into one share of Company Common Stock.
(b) All Company Awards are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Award is subject to terms that are materially different from those set forth in such forms. Each Company Award has been validly issued and properly approved by the Board of Directors of the Company (or the appropriate committee thereof) as of the applicable date of grant, and each Company Award has been granted in accordance with the terms of the Company Incentive Plans and compliance in all material respects with all applicable Laws. No Company Award is subject to Section 409A of the Code. All Company Options have an exercise price that has never been and is not less than the fair market value of the Company Common Stock on the date the option was granted (within the meaning of United States Treasury Regulation §1.409A-1(b)(5)(vi)(B)). No Company Awards have been retroactively granted, nor has the exercise price of any Company Option been determined retroactively, in any case, in contravention of any applicable Law. Each Company Option intended to qualify as an “incentive stock option” as of the date hereof under Section 422 of the Code so qualifies as of the date hereof. The treatment of Company Awards under this Agreement does not violate the terms of the Company Incentive Plans or any Contract governing the terms of such awards.
(c) Except as otherwise set forth in this Section 4.6 or on Section 4.6(a) of the Company Disclosure Letter, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for equity securities of the Company, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any equity securities of the Company.
Section 4.7. Capitalization of Subsidiaries.
(a) Section 4.7 of the Company Disclosure Letter sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all equity securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (w) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (x) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (y) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which
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each such Subsidiary is a party or otherwise bound; and (z) are free and clear of any Liens (other than Permitted Liens).
(b) There are no outstanding or authorized subscriptions, options, compensatory equity awards, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.
Section 4.8. Financial Statements.
(a) Attached as Section 4.8(a) of the Company Disclosure Letter are true and complete copies of (i) the audited consolidated balance sheet and statements of operations and comprehensive loss, stockholders’ (deficit) earnings and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2019 and December 31, 2020 (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet and statements of operations and comprehensive loss, stockholders’ (deficit) earnings and cash flows of the Company and its Subsidiaries as of and for the three-month period ended March 31, 2021 (the “Unaudited Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”).
(b) The Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ earnings and their consolidated cash flows for the respective periods then ended (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except that the Unaudited Financial Statements do not contain notes thereto or account for normal year-end audit adjustments), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries, (iv) in the case of the Audited Financial Statements, were audited in accordance with the standards of the PCAOB and as of the Closing contain an unqualified report of the Company’s auditors and (v) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.
(c) The Company has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company and its Subsidiaries’ assets. The Company maintains and, for all periods covered by the Financial Statements, has maintained books and records of the Company and its Subsidiaries in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Company and its Subsidiaries in all material respects.
(d) Neither the Company (including, to the knowledge of the Company, any employee thereof) nor, to the knowledge of the Company, any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
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Section 4.9. Undisclosed Liabilities. Except as set forth on Section 4.9 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, in each case of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, the Company or any of its Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) adequately reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries (none of which is a liability for breach of Contract, breach of warranty, tort, infringement or violation of Law), (c) that that have arisen in connection with the authorization, negotiation, execution or performance of this Agreement or the transactions contemplated hereby, and will be disclosed or otherwise taken into account in the notice of Company Transaction Expenses to be delivered to Acquiror by the Company pursuant to Section 2.4(c) or (d) that are not, and would not be expected to be, material to the Company and its Subsidiaries taken as a whole.
Section 4.10. Litigation and Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Letter, there are, and for the past three years there have been, (a) no pending or, to the knowledge of the Company, threatened, Legal Proceedings against the Company or any Subsidiary of the Company or their respective properties or assets; and (b) no outstanding Governmental Order imposed upon the Company or any Subsidiary of the Company; nor are any properties or assets of the Company or its Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.
Section 4.11. Legal Compliance.
(a) Each of the Company and its Subsidiaries is, and for the prior three years has been, in compliance with all applicable Laws in all material respects, except where the failure to so comply with such applicable Laws has not been, and would not be expected to be, material to the Company and its Subsidiaries taken as a whole.
(b) For the past three years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.
(c) The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company or its Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or its Subsidiaries, will be prevented, detected and deterred.
Section 4.12. Contracts; No Defaults.
(a) Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xviii) below to which, as of the date of this Agreement, a Company or any Subsidiary of the Company is a party or by which they are bound.
(i) Contracts with the Top Vendors;
(ii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of its Subsidiaries, including any agreement or commitment for future loans, credit or financing;
(iii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last two (2) years, or under which the Company or Subsidiary has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment;
(iv) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other
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interest in any real or personal property that involves aggregate payments in excess of $250,000 in any calendar year;
(v) Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any wholly owned Subsidiary of the Company);
(vi) Each Contract that involves profit-sharing, which requires, or would reasonably be expected to require (based on any occurrence, development, or event contemplated by such Contract), aggregate payments to or from the Company and its Subsidiaries in excess of $500,000 over the life of the Contract;
(vii) Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or its Subsidiaries (other than the Company or any of its Subsidiaries), the officers, directors or managers (or equivalents) of the Company or the Company’s Subsidiaries, the members or stockholders of the Company or its Subsidiaries, any employee of the Company or its Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);
(viii) Contracts with each current executive, officer, director or current employee of the Company or its Subsidiaries with a title of Vice President or higher, other than offer letters, equity award agreements, and confidentiality and assignment agreements, in each case, that do not (i) differ materially from the form of such agreements provided to Acquiror or (ii) provide for severance or change in control payments or benefits;
(ix) Contracts with any employee, officer, manager, director or consultant of the Company or its Subsidiaries that provide for (A) annual compensation that may exceed $250,000, (B) change in control, retention or similar payments or benefits upon, in connection with, accelerated by or triggered by the consummation of the transactions contemplated hereby, and/or (C) severance, termination or notice payments or benefits upon a termination of the applicable Person’s service with the Company or any Subsidiary of the Company (excluding payments and benefits mandated by applicable Law);
(x) Contracts of the Company or any of its Subsidiaries that (A) prohibit or limit the right of the Company or any of its Subsidiaries to engage in or compete with any Person in any line of business in any material respect; (B) prohibit or restrict the Company and its Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect; or (C) contain any other provisions restricting or purporting to restrict in any material respect the ability of the Company or any of its Subsidiaries to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, the Acquiror or any of its Affiliates after the Closing;
(xi) Any collective bargaining (or similar) agreement or Contract with any labor union or other body representing employees of the Company or any of its Subsidiaries;
(xii) Each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but not including Contracts, purchase orders and insertion orders entered into in the ordinary course of business, non-disclosure agreements, contractor services agreements, consulting services agreements, incidental trademark licenses incident to marketing, printing or advertising Contracts) pursuant to which the Company or any Subsidiary of the Company (i) grants to a third Person the right to use material Intellectual Property of the Company and its Subsidiaries or (ii) is granted by a third Person the right to use Intellectual Property that is material to the business of the Company and its Subsidiaries (other than (A) Contracts granting nonexclusive rights to use commercially available off-the-shelf software and any other similar software licenses (including software-as-a-service) that are commercially available on standard terms to the public, (B) Open Source Licenses, (C) non-exclusive licenses for content or assets used in the products, services, or in the conduct of the business of the Company or any of its Subsidiaries involving payments of less than $500,000 per year and (D) employee confidentiality and invention assignment agreements);
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(xiii) Each Contract requiring capital expenditures by the Company or any of its Subsidiaries after the date of this Agreement in an amount in excess of $750,000 in any calendar year;
(xiv) Contracts that (A) grants to any third Person any material “most favored nation rights” or similar provisions, obligations or restrictions, or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $750,000 in any calendar year;
(xv) Contracts with any Person (A) pursuant to which the Company or any Subsidiary of the Company (or Acquiror or any of its Affiliates after the Closing) may be required to pay material milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which the Company or any Subsidiary of the Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company product or Intellectual Property;
(xvi) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of its Subsidiaries;
(xvii) Any Contract for the settlement or conciliation of an Action or Legal Proceeding or other dispute with a third party (A) the performance of which would involve any payments after the date of this Agreement, (B) with a Governmental Authority or (C) that imposes any material, non-monetary obligations on the Company or any of its Subsidiaries (or the Surviving Corporation after the Closing); and
(xviii) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xvii) of this Section 4.12(a).
(b) All of the foregoing Contracts listed or required to be listed pursuant to Section 4.12(a) in the Company Disclosure Letter, including all amendment and modifications thereto, are sometimes collectively referred to as “Material Contracts”. True, correct and complete copies of the Material Contracts have previously been delivered to or made available to Acquiror or its agents or representatives. Each Material Contract is (i) in full force and effect, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, (ii) represents the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represents the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under the Material Contracts and none of the Company, the Company Subsidiaries, or, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the 12 months prior to the date of this Agreement, none of the Company or any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).
Section 4.13. Company Benefit Plans.
(a) Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each Company Benefit Plan (separately identifying each Foreign Benefit Plan as such). With respect to each Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent
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actuarial report or other financial statement relating to such Company Benefit Plan, (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (F) the most recent non-discrimination testing results relating to such Company Benefit Plan, and (G) all non-routine written correspondence to or from any Governmental Authority relating to such Company Benefit Plan.
(b) (i) Each Company Benefit Plan has been operated, funded and administered in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan have been made or, to the extent not yet due, accrued and reflected in the Company’s financial statements to the extent required by GAAP in accordance with the terms of the Company Benefit Plan and applicable Law; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401 (a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.
(c) No Company Benefit Plan is, and none of the Company, its Subsidiaries or any of their ERISA Affiliates has sponsored or contributed to, been required to contribute to, or has any liability (whether actual or contingent) with respect to, (i) a multiemployer pension plan (as defined in Section 3(37) of ERISA), (ii) a defined benefit pension plan that is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA). None of the Company, its Subsidiaries or any of their ERISA Affiliates has incurred or would reasonably be expected to incur any liability under Title IV of ERISA.
(d) With respect to each Company Benefit Plan, no Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Legal Proceedings.
(e) No Company Benefit Plan provides medical, surgical, hospitalization, death, life insurance, welfare or similar benefits (whether or not insured) for employees, former employees, consultants, managers or directors of the Company or any Subsidiary of the Company (or any dependent or beneficiary thereof) for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law or benefits the full cost of which is borne by the current or former employee, consultant, manager or director (or his or her beneficiary).
(f) Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such employee, officer or other service provider, (iii) accelerate the vesting and/or settlement of any Company Award, or (iv) restrict the Company’s or any Subsidiary’s rights to amend or terminate any Company Benefit Plan.
(g) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for, and the Company and its Subsidiaries do not have any obligation to make, a Tax gross-up, make whole or similar payment with respect to any Taxes, including any Taxes imposed under Sections 409A or 4999 of the Code. Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in compliance with Section 409A of the Code. No payment or benefit under any Company Benefit Plan has been, is or is reasonably expected to be subject to the penalties imposed under or by operation of Section 409A of the Code.
(h) There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect
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to any Company Benefit Plan. Each Company Benefit Plan may be amended, terminated or otherwise modified (including cessation of participation) by the Company or any of its Subsidiaries to the greatest extent permitted by applicable Law. Except as required by applicable Law, neither the Company nor any of its Subsidiaries has announced its intention to modify or terminate any Company Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Benefit Plan. No Company Benefit Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. Neither the Company nor any Subsidiary of the Company has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.
(i) There is no action currently contemplated by the Company or any of its Subsidiaries, and for the past three years, no action has been taken by the Company or any of its Subsidiaries, in respect of any current or former employee or individual independent contractor of the Company or any of its Subsidiaries or such individuals’ compensation or benefits, in each case, in response to COVID-19.
(j) Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Authority. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded liabilities. All material contributions required to have been made by or on behalf of the Company or any of its Subsidiaries with respect to plans or arrangements maintained or sponsored a Governmental Authority (including severance, termination indemnities or other similar benefits maintained for employees outside of the United States) have been timely made or fully accrued.
Section 4.14. Labor Relations; Employees.
(a) (i) Neither the Company nor any of its Subsidiaries is or has at any time been a party to or bound by any collective bargaining agreement, or any similar agreement with a labor union, works council or other employee representative, (ii) no such agreement is being negotiated by the Company or any Subsidiary of the Company, and (iii) no labor union or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there has been no labor organization activity involving any employees of the Company or any of its Subsidiaries. There is no pending and, in the past three years, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.
(b) Each of the Company and its Subsidiaries are, and have been for the past three years, in compliance in all material respects with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.
(c) In the past three years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or material complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any material charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging
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breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, and no Legal Proceeding relating to the foregoing matters or any other employment or labor matters is pending or, to the knowledge of the Company, threatened, nor has any such Legal Proceeding occurred in the past three years.
(d) None of the Company or any of its Subsidiaries (A) has or has had in the past three years any material liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had in the past three years any material liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of the Company or any of its Subsidiaries (other than routine payments to be made in the normal course of business and consistent with past practice), or (C) is delinquent in any payments to any employee or independent contractor for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such employees or independent contractor.
(e) To the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any Subsidiary of the Company is in violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any Subsidiary of the Company or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any Subsidiary of the Company or (B) the knowledge or use of trade secrets or proprietary information. In the past 12 months (i) no director, manager, officer, or management-level or key employee’s employment with the Company or any of its Subsidiaries has been terminated or furloughed for any reason; and (ii) no director, manager, officer, or management-level or key employee, or group of employees, has provided notice of any plans to terminate his, her or their employment or service arrangement with the Company or any of its Subsidiaries.
(f) None of the Company or its Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any Subsidiary of the Company that involves allegations relating to sexual harassment, sexual misconduct or discrimination by any officer, director, manager or employee of the Company or any Subsidiary of the Company and, in the last three years, there have not been any internal investigations by or on behalf of the Company or any Subsidiary of the Company with respect to any claims or allegations of sexual harassment, misconduct or abuse against or involving any employee, officer, manager or director of the Company or any of its Subsidiaries. In the last three years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against any officer, director, manager or employee of the Company or any Subsidiary of the Company, and the Company and its Subsidiaries have not otherwise become aware of any such allegations. To the knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment or misconduct, other unlawful harassment or unlawful discrimination or retaliation against or involving the Company or its Subsidiaries or any employee, officer, manager or director thereof.
(g) In the past three years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations. The Company, taken as a whole with its Subsidiaries, has sufficient employees to operate the business of the Company and its Subsidiaries as currently conducted.
(h) The Company and its Subsidiaries currently classify and have properly classified (i) each of its employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and similar applicable Laws (as applicable), and (ii) each of its individual service providers as either employees or independent contractors in accordance with applicable Law and for the purpose of all Company Benefit Plans.
(i) No employee layoff, facility closure or shutdown (whether voluntary or by order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or
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other workforce changes affecting employees of the Company or any of its Subsidiaries has occurred in the past six (6) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures. None of the Company or any of its Subsidiaries have otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any COVID-19 Measures.
(j) None of the Company or any of its Subsidiaries (i) is subject to any affirmative action obligations under any Law, including, without limitation, Executive Order 11246, and/or (ii) is a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment, including, without limitation, prevailing wage Laws. There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and none of the Company or any of its Subsidiaries has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any of its Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation.
Section 4.15. Taxes.
(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid.
(b) The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.
(c) There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries. (d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid.
(e) There are no ongoing or pending Legal Proceedings with respect to any material Taxes of the Company or any of its Subsidiaries, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.
(f) None of the Company or any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes of the Company and its Subsidiaries.
(g) None of the Company or any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any agreement (i) solely between the Company and its existing Subsidiaries or (ii) commercial Contracts the principal purpose of which is not Taxes).
(h) During the past three years, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i) None of the Company or any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than commercial Contracts the principal purpose of which is not related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for United States federal, state or local income Tax purposes, other than a group the common parent of which was the Company.
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(j) No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(k) None of the Company or any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.
(l) None of the Company or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).
(m) None of the Company or any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method.
(n) The Company and its Subsidiaries have not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.16. Brokers’ Fees. Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which Acquiror, the Company or any of its Subsidiaries has any obligation.
Section 4.17. Insurance. Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any Subsidiary of the Company as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of its Subsidiaries with respect to any such policy. To the knowledge of the Company, there are no events, circumstances or other liabilities that give rise to a material claim under such insurance policies. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last 12 months.
Section 4.18. Licenses. The Company and its Subsidiaries have obtained, and maintain, all of the material Licenses reasonably required to permit the Company and its Subsidiaries to acquire, originate, own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Except as is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) each material License is in full force and effect in accordance with its terms and (b) no written notice of revocation, cancellation or termination of any material License has been received by the Company or Subsidiary of the Company.
Section 4.19. Equipment and Other Tangible Property. The Company or its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are
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structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.
Section 4.20. Real Property.
(a) Section 4.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:
(i) The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.
(ii) The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”).
(iii) The Company and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.
(iv) There is no material breach or default by the Company or any of its Subsidiaries or, to the knowledge of the Company, any third party under any Real Property Lease, and, to the knowledge of the Company, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases.
(v) As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.
(vi) None of the Company or any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.
(b) None of the Company or any of its Subsidiaries owns any Owned Real Property.
Section 4.21. Intellectual Property.
(a) Section 4.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered or applied-for or filed with a Governmental Authority and is owned by the Company or any of its Subsidiaries as of the date of this Agreement, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of its Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property and all such Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, is valid (or validly applied for) and enforceable. Except as set forth on Section 4.21(a) of the Company Disclosure Letter, no application for Company Registered Intellectual Property filed by or on behalf of the Company has been abandoned, allowed to lapse, or rejected, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. All maintenance and renewal fees in connection with Company Registered Intellectual Property have been made and all documents, recordations and certifications in connection with such Company Registered Intellectual Property have been filed, with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of prosecuting, perfecting and maintaining such Company Registered Intellectual Property, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(b) The Company or one of its Subsidiaries owns exclusively, free and clear of all Liens (other than Permitted Liens) all Company-Owned Intellectual Property and has a valid right to use all other Intellectual Property
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reasonably necessary for or used in the continued conduct of the business of the Company and its Subsidiaries. Except as set forth on Section 4.21(b) of the Company Disclosure Letter, the Company has not (i) transferred ownership of, (ii) agreed to transfer ownership of, (iii) permitted any Person to retain joint ownership of, (iv) granted any exclusive license to any Person with respect to, or (v) permitted to enter into the public domain, any material Intellectual Property that is or was Company-Owned Intellectual Property.
(c) Section 4.21(c) of the Company Disclosure Letter sets forth: (i) a list of all Contracts under which any Person has been granted any right or otherwise has received or acquired any right (whether or not exercisable) or interest in, any Company-Owned Intellectual Property, other than (A) Contracts, purchase orders, insertion orders entered into in the ordinary course of business on the Company’s standard forms, copies of which have been provided to Acquiror, (B) non-disclosure agreements, (C) contractor services agreements and consulting services agreements that do not involve the creation or development of any Company-Owned Intellectual Property, and (D) marketing, printing or advertising Contracts containing incidental trademark licenses, and (ii) a list of all Contracts pursuant to which the Company or any Subsidiary of the Company receives any rights in any Company Licensed Intellectual Property, other than (w) Contracts granting nonexclusive rights to use commercially available off-the-shelf software and any other similar software licenses (including software-as-a-service) that are commercially available on standard terms to the public, (x) Open Source Licenses, (y) non-exclusive licenses for content or assets used in the products, services, or in the conduct of the business of the Company or any of its Subsidiaries involving payments of less than $500,000 per year; and (z) employee confidentiality and invention assignment agreements.
(d) The Company and its Subsidiaries have not infringed upon, misappropriated or otherwise violated and are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person. Within the three years preceding the date of this Agreement, no claim or action has been brought against the Company and the Company has not received any written communications (i) alleging that the Company or a Subsidiary of the Company has infringed, misappropriated or otherwise violated any intellectual property rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company-Owned Intellectual Property, (iii) inviting the Company or any of its Subsidiaries to take a license under any Patent or consider the applicability of any Patents to any products, services, or the conduct of the business of the Company or any of its Subsidiaries, or (iv) otherwise claiming that the operation of the Company’s business, infringes, misappropriates or violates the Intellectual Property rights or any other rights of any Person (including any right to privacy or right of publicity) or constitutes unfair competition or trade practices under the Laws of any jurisdiction.
(e) To the knowledge of the Company (i) no Person is infringing upon, misappropriating or otherwise violating any material Company- Owned Intellectual Property in any material respect, and (ii) the Company and its Subsidiaries have not brought any Legal Proceeding against any Person for infringement, misappropriation or violation of any of its Intellectual Property rights within the three years preceding the date of this Agreement or sent any written notice, charge, complaint, claim or other assertion against any Person claiming infringement or violation by or misappropriation of any Company-Owned Intellectual Property.
(f) The Company and its Subsidiaries take and have taken all reasonable measures to protect the confidentiality of trade secrets, know-how, and other confidential information included in the Company-Owned Intellectual Property that is material to the business of the Company and its Subsidiaries. Without limiting the foregoing, none of the Company or any of its Subsidiaries have disclosed any trade secrets, know-how, or confidential information to any other person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction, or disclosure. Each of the Company and its Subsidiaries’ employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company-Owned Intellectual Property (each such person, a “Creator”) has executed and delivered to the Company or its Subsidiary a written legally binding agreement with customary terms restricting the use and disclosure of such confidential information. The Company and its Subsidiaries have implemented and maintain reasonable and appropriate disaster recovery and security plans, procedures and facilities and has taken other reasonable steps to safeguard its confidential information and information technology systems used in the operation of the business of the Company and its Subsidiaries, from unauthorized or illegal access and use or loss of confidentiality, integrity or availability. To the knowledge of the Company, there has not been any material unauthorized disclosure of or unauthorized access to any trade secrets, know-how, or other confidential information
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of the Company or its Subsidiaries to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information.
(g) Each Creator who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Intellectual Property has entered into an enforceable proprietary information and invention disclosure and Intellectual Property Rights assignment agreement with the Company or its Subsidiary that includes a present assignment of the Company or such Subsidiary all Intellectual Property authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with the Company or such Subsidiary.
(h) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is (i) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (ii) in breach of any Contract with any former employer or other Person concerning Company-Owned Intellectual Property or confidentiality provisions protecting trade secrets and confidential information comprising Company-Owned Intellectual Property.
(i) No government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of the Company-Owned Intellectual Property and used in connection with the business.
(j) None of the Company-Owned Intellectual Property and, to the knowledge of the Company, none of the Company Licensed Intellectual Property is subject to any outstanding Governmental Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Company or any of its Subsidiaries, or affects the validity, use or enforceability of any such Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, taken as a whole.
(k) Neither the Company nor any of its Subsidiaries is bound by, and no Company-Owned Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, enforce, sell, transfer or dispose of any such Company-Owned Intellectual Property anywhere in the world, in each case, in a manner that would materially limit the business of the Company as conducted or planned to be conducted.
(l) Neither the Company nor any of its Subsidiaries has disclosed, delivered or licensed to any escrow agent or Person, agreed or obligated itself to disclose, deliver, license or make available to any escrow agent or Person, or permitted the disclosure or delivery to any escrow agent or other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company-Owned Intellectual Property (“Company Source Code”), and no other Person has the right, contingent or otherwise, to obtain access to or use any Company Source Code other than in the ordinary course of business. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a Person of any Company Source Code.
(m) With respect to the Software used or held for use in the business of the Company and its Subsidiaries, to the knowledge of the Company, no such Software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other Software or information or data (or any parts thereof) of the Company or any of its Subsidiaries or customers of the Company and its Subsidiaries.
(n) The Company and its Subsidiaries’ use and distribution of (i) Software developed by the Company or any of its Subsidiaries, and
(ii) Open Source Materials, is in material compliance with all Open Source Licenses applicable thereto. The Company and its Subsidiaries have not used any Open Source Materials in a manner that requires any Software or Company-Owned Intellectual Property, to be subject to Copyleft Licenses.
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(o) The Company-Owned Intellectual Property and the Company Licensed Intellectual Property, to the knowledge of the Company, constitutes all of the intellectual property rights used or held for use by the Company or any Subsidiary of the Company in the operation of their respective businesses, and, to the knowledge of the Company, all Intellectual Property necessary and sufficient to enable the Company and any Subsidiary of the Company to conduct their respective businesses as currently conducted in all material respects.
Section 4.22. Privacy and Cybersecurity.
(a) The Company and its Subsidiaries maintain and have at all times been in material compliance with (i) Privacy Laws, (ii) policies, notices, statements and representations relating to the Processing of Personal Information, (iii) any privacy choices, including opt-out preferences offered by the Company or its Subsidiaries to end users relating to Personal Information, and (iv) any contractual commitment made by the Company or any Subsidiary of the Company that is applicable to Personal Information, including contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems, ((i)-(iv) together with Privacy Laws, the “Company Privacy Commitments”).
(b) The execution and delivery by the Company of this Agreement and the applicable Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (i) require the delivery of any notice to or consent from any Person relating to Personal Information and (ii) conflict with or materially violate any Company Privacy Commitments. For the avoidance of doubt, to the extent Personal Information held or controlled by the Company is “personal information” under the CCPA, such data is an asset as contemplated by section 1798.140(t) (2)(D). The Company and its Subsidiaries currently make, and have at all times made, available to individuals (in each case, at or before the moment of collection of Personal Information) privacy policies and such policies are, and have at all times been, accurate, complete and not misleading (including by omission) of the Company’s and its Subsidiaries’ practices in relation to Personal Information and inclusive of all disclosures required by Privacy Laws.
(c) The Company and its Subsidiaries have implemented and maintained, and have required their vendors and any other third Person with whom Personal Information is shared or who Processes Personal Information on or on behalf of the Company’s or the Subsidiaries’ behalf to implement and maintain, commercially reasonable technical, physical and organizational measures, security systems and technologies to protect such Personal Information owned or controlled by the Company and/or its Subsidiaries and computers, networks, software and systems used by the Company or any Subsidiary of the Company from loss, theft, unauthorized access, use, disclosure or modification (a “Security Incident”).
(d) Where the Company or any of its Subsidiaries uses a processor to process Personal Information, the processor has provided guarantees, warranties or covenants in relation to processing of Personal Information, confidentiality, security measures and agreed to compliance with those obligations that are materially sufficient for the Company’s and its Subsidiaries’ compliance with applicable Privacy Laws, and there is in existence a written Contract between the Company and each such processor that complies with the requirements of applicable Privacy Laws. To the knowledge of the Company, such processors have not breached any such Contracts pertaining to Personal Information processed by such Persons on behalf of the Company or any of its Subsidiaries. The term “processor” has the meaning assigned to it in the GDPR and the UK DPA as well as “service provider” under the CCPA, as applicable.
(e) In the past three years, there have been no material Security Incidents and no such Security Incidents are currently threatened. No circumstance has arisen in which Company Privacy Commitments would require the Company or any Subsidiary of the Company to notify a Governmental Authority or other third Person of a Security Incident. There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of its Subsidiaries is a named party and, to the knowledge of the Company, no Actions have been threatened against the Company or any of its Subsidiaries alleging a violation of any Company Privacy Commitments. To the knowledge of the Company, no facts or circumstances exist that would give rise to any such Action.
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Section 4.23. Environmental Matters.
(a) The Company and its Subsidiaries are and, except for matters which have been fully resolved, for the past three years have been in material compliance with all Environmental Laws.
(b) There has been no release of any Hazardous Materials by the Company or any of its Subsidiaries (i) at, in, on or under any Leased Real Property or in connection with the Company and its Subsidiaries’ operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of its Subsidiaries have been transported to, sent, placed or disposed of.
(c) None the Company or its Subsidiaries is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.
(d) No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.
(e) The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of its Subsidiaries with, or liability of the Company or any of its Subsidiaries under, Environmental Law.
Section 4.24. Absence of Changes. From the date of the most recent balance sheet included in the Financial Statements (that have been provided as of the date of this Agreement) until the date of this Agreement: (a) except in connection with the transactions contemplated hereby, (i) the Company and its Subsidiaries have conducted their business in all material respects in the ordinary course of business, consistent with past practice and (ii) none of the Company or any of its Subsidiaries has taken any action that would require the consent of Acquiror if taken during the period from the date of this Agreement until Closing pursuant to Section 6.1(b)(b), Section 6.1(b)(e), Section 6.1(b)(h) and Section 6.1(b)(n) and (b) there has not been any Company Material Adverse Effect.
Section 4.25. Anti-Corruption Compliance.
(a) For the past three years, none of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company or its Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.
(b) Each of the Company and its Subsidiaries, has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.
(c) To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or its Subsidiaries.
Section 4.26. Sanctions and International Trade Compliance.
(a) The Company and its Subsidiaries (i) are, and have been for the past three years, in compliance in all material respects with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made
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any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or its Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.
(b) None of the Company nor any of its Subsidiaries or any of their respective directors or officers, or to the knowledge of the Company, employees or the Company or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or its Subsidiaries, (i) is, or has during the past three years, been a Sanctioned Person or (ii) has transacted business directly or indirectly with any Sanctioned Person or in any Sanctioned Country.
Section 4.27. Information Supplied. None of the information supplied or to be supplied by the Company or its Subsidiaries specifically for inclusion or incorporation by reference in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Stockholders or at the time of the Acquiror Stockholders’ Meeting, and, in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.28. Vendors.
(a) Section 4.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top 20 vendors, suppliers and service providers based on the aggregate Dollar value of the Company and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2020 (the “Top Vendors”).
(b) Except as set forth on Section 4.28(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, informed in writing the Company or its Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of its Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.
Section 4.29. Government Contracts. The Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or any of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.
Section 4.30. No Outside Reliance. The Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in the Article V or any Ancillary Agreement to which the Acquiror is or will be a party, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.
Section 4.31. No Additional Representation or Warranties. Except as provided in and this Article IV and the Ancillary Agreements to which the Company is party, none of the Company or any of its Affiliates, or any of their
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respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB
Except as set forth in any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature), Acquiror and Merger Sub represent and warrant to the Company as follows:
Section 5.1. Company Organization. Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Except for Merger Sub, Acquiror does not directly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Acquiror or Merger Sub.
Section 5.2. Due Authorization.
(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror and by the Board of Directors of Merger Sub and (ii) determined by the Board of Directors of Acquiror as advisable to Acquiror and the Acquiror Stockholders and recommended for approval by the Acquiror Stockholders. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Stockholder Approval and the adoption of this Agreement by Acquiror as the sole stockholder of Merger Sub). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b) The Acquiror Stockholder Approval represents the only votes of the holders of any of Acquiror’s capital stock necessary in connection with entry into this Agreement by Acquiror and the consummation of the transactions contemplated hereby, including the Closing.
(c) At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.
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Section 5.3. No Conflict. Subject to the Acquiror Stockholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.
Section 5.4. Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such) that, if adversely decided or resolved, would, individually or in the aggregate, be material to Acquiror, or which in any manner challenges or seeks to prevent the transactions contemplated hereby. There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, be material to Acquiror. As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects.
Section 5.5. SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since March 23, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”), except as otherwise disclosed in such Acquiror SEC Filings. Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
Section 5.6. Internal Controls; Listing; Financial Statements.
(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To Acquiror’s knowledge, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since March 23, 2021, Acquiror has established and maintained a system of
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internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.
(b) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c) The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of February 1, 2021, and statement of operations, cash flow and stockholders’ equity of Acquiror for the period from January 29, 2021 (inception) through February 1, 2021, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
(d) As of the date hereof, neither Acquiror (including any employee thereof) nor, to Acquiror’s knowledge, Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.
Section 5.7. Governmental Authorities; Consents. Except for the approvals, filings and notification of or with Governmental Authorities that are set forth in Section 4.5 or the Company Disclosure Letter, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, the Exchange Act and the Securities Act (and any other applicable U.S. state or federal securities Laws); (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to perform or comply with on a timely basis any material obligation of Acquiror or Merger Sub under this Agreement or to consummate the transactions contemplated hereby; and (iii) the filing of the Merger Certificate in accordance with the DGCL.
Section 5.8. Trust Account. As of the date of this Agreement, Acquiror has at least $416,344,118 in the Trust Account (including, if applicable, an aggregate of approximately $14,344,118 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of March 23, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement, or modification is contemplated by Acquiror or, to the knowledge of Acquiror, the Trustee. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust
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Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than stockholders of Acquiror holding shares of Acquiror Class A Common Stock sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Class A Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Stockholder Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is exercising an Acquiror Stockholder Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by Company with its obligations hereunder, neither Acquiror or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.
Section 5.9. Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 5.10. Absence of Changes. Since February 1, 2021, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Acquiror or Merger Sub or their ability to enter into and perform their obligations under this Agreement, and (b) Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business.
Section 5.11. No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, there is no material liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (iii) which would not be, or would not reasonably be expected to be, material to Acquiror.
Section 5.12. Capitalization of Acquiror.
(a) As of the date hereof, the authorized capital stock of Acquiror consists of 261,000,000 shares, including (i) 200,000,000 shares of Acquiror Class A Common Stock, 42,734,412 shares of which are issued and outstanding as of the date of this Agreement, (ii) 30,000,000 shares of Acquiror Class B Common Stock, 5,000,000 shares of which are issued and outstanding as of the date of this Agreement, (iii) 30,000,000 shares of Acquiror Class K Common Stock, 5,000,000 shares of which are issued and outstanding as of the date of this Agreement, and (iv) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii), (iii) and (iv) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor
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have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.
(b) Pursuant to the Sponsor Support Agreement, the requisite holders of shares of Acquiror Class B Common Stock and shares of Acquiror Class K Common Stock will have irrevocably waived any anti-dilution adjustment as to the ratio by which such shares convert into shares of Acquiror Class A Common Stock or any other measure with an anti-dilutive effect, in any case, that results from or is related to the transaction contemplated by this Agreement.
(c) Except for the Subscription Agreements, the Forward Purchase Agreement, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities. Except as set forth in this Section 5.12 or as contemplated by this Agreement, the other documents contemplated hereby or the Forward Purchase Agreement, and other than in connection with the PIPE Investment, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.
(d) The Aggregate Merger Consideration and the shares of Acquiror Post-Merger Class B Common Stock, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance in all material respects with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.
(e) On or prior to the date of this Agreement, Acquiror has entered into Subscription Agreements with PIPE Investors, true and correct copies of which have been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from Acquiror, shares of Acquiror Post-Merger Class A Common Stock for a PIPE Investment Amount of at least $270,000,000 (such amount, the “Minimum PIPE Investment Amount”). As of the date of this Agreement, there are no other agreements, side letters, or arrangements between Acquiror and any PIPE Investors relating to the Subscription Agreement and, as of the date hereof, to the knowledge of Acquiror, there are no facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any of the Subscription Agreements not being satisfied, or the PIPE Investment Amount not being available to Acquiror, on the Closing Date. On or prior to the date of this Agreement, Acquiror has identified to the Company each of the PIPE Investors that, to its knowledge, are also existing holders of Company Capital Stock (or has caused the identification of each such PIPE Investor to the Company) and, to the knowledge of Acquiror, the Company has not exercised its right to reasonably object to any such PIPE Investor as of the date of this Agreement. Such Subscription Agreements are in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and has not been withdrawn or terminated, or otherwise amended or modified in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of any Subscription Agreement and Acquiror has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Ancillary Agreements and this Agreement) to the obligations of the PIPE Investors to purchase the shares of Acquiror Post-Merger Class A Common Stock in the private placement in the commitment amount set forth in the Subscription Agreements on the terms therein. As of the date of this Agreement, no fees, cash consideration or other discounts are payable or have been agreed to be paid by Acquiror or any of its
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Subsidiaries (including, from and after the Closing, the Company and its Subsidiaries) to any PIPE Investor in respect of any PIPE Investment Amount.
(f) Acquiror has provided to the Company a true, correct and complete copy of the Forward Purchase Agreement entered into by Acquiror with the Sponsor, pursuant to which the Sponsor has committed, subject to the terms thereof, to provide equity financing to Acquiror solely for purposes of consummating the Business Combination in the aggregate amount of up to $10.0 million (the “Forward Purchase Amount”). As of the date hereof, to the knowledge of Acquiror, with respect to the Sponsor, the Forward Purchase Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. The Forward Purchase Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Sponsor, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under the Forward Purchase Agreement violates or will violate any Laws. There are no other agreements, side letters, or arrangements between Acquiror and the Sponsor that could affect the obligation of the Sponsor to contribute to Acquiror the Forward Purchase Amount in accordance with the Forward Purchase Agreement, and, as of the date hereof, Acquiror does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the Forward Purchase Agreement not being satisfied, or the Forward Purchase Amount not being available to Acquiror, on the Closing Date. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of the Forward Purchase Agreement. The Forward Purchase Agreement contains all of the conditions precedent (other than the conditions contained in this Agreement) to the obligations of the Sponsor to contribute to Acquiror the applicable portion of the Forward Purchase Amount set forth in the Forward Purchase Agreement on the terms therein.
(g) Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.
Section 5.13. Brokers’ Fees. Except for the deferred underwriting commissions described in Section 5.8, and fees payable to Morgan Stanley & Co. LLC and Evercore Group L.L.C. in connection with the PIPE Investment, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.
Section 5.14. Indebtedness. Except for Working Capital Loans, neither Acquiror nor Merger Sub have any Indebtedness.
Section 5.15. Taxes.
(a) All material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid.
(b) The Acquiror and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and otherwise complied in all material respects with all applicable withholding and related reporting requirements.
(c) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.
(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unpaid.
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(e) There are no ongoing or pending Legal Proceedings with respect to any material Taxes of Acquiror or Merger Sub and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.
(f) No written claim has been made by any Governmental Authority where the Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(g) Neither the Acquiror nor Merger Sub is a party to any Tax indemnification or Tax sharing or similar agreement (other than any agreement (i) solely between the Acquiror and/or Merger Sub or (ii) commercial Contracts the principal purpose of which is not Taxes).
(h) During the past three years, neither the Acquiror nor Merger Sub was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i) Neither the Acquiror nor Merger Sub is liable for Taxes of any other Person (other than the Acquiror or Merger Sub) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than commercial Contracts the principal purpose of which is not Taxes).
(j) Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulations 1.6011-4(b)(2).
(k) Neither the Acquiror nor Merger Sub will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of Acquiror, the IRS has not proposed any such adjustment or change in accounting method.
(l) Acquiror and Merger Sub have not taken any action, nor to the knowledge of Acquiror are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 5.16. Business Activities.
(a) Since formation, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering, the filing of Acquiror SEC Filings or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Acquiror or Merger Sub or the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement.
(b) Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment
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(whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(c) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(d) As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith) or any Contracts that are exhibits to the Acquiror SEC Filings, neither Acquiror nor Merger Sub are party to any Contract with any other Person that (i) would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $100,000 in the aggregate or could reasonably be expected to result in the payment by Acquiror or any of its Subsidiaries of more than $100,000, (ii) may not be canceled by Acquiror on less than 60 days’ prior written notice without payment of a material penalty or termination fee, (iii) could prohibit, prevent, restrict or impair in any material respect any business practice of the Company as its business is currently conducted or the Company from competing with any other Person or (iv) is otherwise material to Acquiror with respect to any individual Contract, other than Acquiror Transaction Expenses and Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.
Section 5.17. Stock Market Quotation. The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Stock Exchange under the symbol “KVSB” (or if applicable, “KIND”). Acquiror is in compliance in all material respects with the rules of the Stock Exchange and, as of the date hereof, there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the Stock Exchange or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or terminate the listing of Acquiror Class A Common Stock on the Stock Exchange. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock under the Exchange Act except as contemplated by this Agreement.
Section 5.18. Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) and/or Section 14A, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Acquiror Stockholders and certain of the Company’s stockholders, as applicable, and at the time of the Acquiror Stockholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.
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Section 5.19. No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that none of the Company or any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV and in the Ancillary Agreements to which the Company is or will be a party, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV or any Ancillary Agreement to which the Company is or will be a party.
Section 5.20. No Additional Representation or Warranties. Except as provided in this Article V and in the Ancillary Agreements to which Acquiror or Merger Sub are party, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates.
ARTICLE VI
COVENANTS OF THE COMPANY
Section 6.1. Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except (i) as required by this Agreement or the Ancillary Agreements, (ii) as required by Law (including COVID-19 Measures), or (iii) as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate the business of the Company in the ordinary course consistent with past practice and use commercially reasonable efforts to (A) preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, (B) maintain the existing material business relations of the Company and its Subsidiaries, and (C) keep available the services of their present officers and other key employees; provided, that, notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries may take any COVID-19 Response Measures; provided further, that the Company shall, to the extent practicable, inform Acquiror of any such actions prior to the taking thereof and shall consider in good faith any suggestions or modifications from Acquiror with respect thereto. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Company shall not, and shall cause its Subsidiaries not to, except as required by this Agreement or the Ancillary Agreements or required by Law (including COVID-19 Measures) or in connection with any COVID-19 Response Measures:
(a) change, waive or amend the Governing Documents of the Company or any of its Subsidiaries or form or cause to be formed any new Subsidiary of the Company;
(b) make, declare, set aside, establish a record date for or pay any dividend or distribution to the equityholders of the Company or make any other distributions in respect of any of the equity interests of the Company;
(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly
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owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;
(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or any of its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests (other than shares subject to Company Awards) of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) transactions between the Company and any wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company and (iii) the repurchase by the Company of any restricted shares of Company Common Stock from former employees, non-employee directors and consultants in accordance with Contracts in effect as of the date hereof and providing for the repurchase of such shares in connection with any termination of service;
(e) enter into, amend, modify or terminate (other than expiration or renewal in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter, or any Real Property Lease, in each case, other than in the ordinary course of business or as required by Law;
(f) sell, assign, transfer, convey, lease or otherwise dispose of, or subject to a Lien, any material tangible assets or properties of the Company or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment (ii) transactions between or among the Company and its wholly-owned Subsidiaries and (iii) transactions in the ordinary course of business;
(g) acquire any ownership interest in any real property;
(h) except as otherwise required by Law or existing Company Benefit Plans, (i) grant or pay any severance, retention, special bonus, change in control or termination or similar pay to any director, manager, officer, employee or other individual service provider of the Company or its Subsidiaries, (ii) terminate, furlough or hire any director, executive officer or employee with an annual base salary of at least $250,000 (each, a “Specified Service Provider”) (other than terminations for cause), (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) increase the compensation or benefits of any Specified Service Provider, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of its Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of its Subsidiaries;
(i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(j) (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person;
(k) (i) make (except on an originally filed Tax Return) or change any material election in respect of material Taxes, (ii) materially amend or modify any filed material Tax Return, (iii) change or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes executed on or prior to the Closing Date or enter into any Tax sharing or similar agreement, (v) settle any claim or assessment in respect of material Taxes, (vi) surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;
(l) take any action where such action could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(m) (i) issue, deliver, sell, transfer, pledge, dispose of or place any Lien (other than a Permitted Lien) on, or enter into any Contract with respect to the voting of, any equity securities of the Company or any of its
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Subsidiaries, or securities exercisable for or convertible into any equity securities of the Company or any of its Subsidiaries (including Company Awards), other than: (A) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding as of the date of this Agreement in accordance with their current terms and which are vested at the time of exercise, and (B) the issuance of Company Common Stock upon conversion of Company Preferred Stock outstanding on the date of this Agreement or (ii) grant any additional Company Awards or other equity or equity-based compensation, other than to new hires in the ordinary course of business consistent with past practice or to existing employees in connection with refresh grants in the ordinary course of business consistent with past practice;
(n) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger);
(o) waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 in the aggregate;
(p) grant to, or agree to grant to, any Person rights to any Intellectual Property that is material to the Company and its Subsidiaries, or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to the Company and its Subsidiaries except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of the Company’s or any of its Subsidiaries’ business judgment as to the costs and benefits of maintaining the item;
(q) disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries other than in the ordinary course of business and pursuant to obligations to maintain the confidentiality thereof;
(r) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(r) of the Company Disclosure Letter, in the aggregate;
(s) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(t) enter into or extend any collective bargaining agreement or similar labor agreement or recognize or certify any labor union, labor organization, or group of employees of any of the Company or its Subsidiaries as the bargaining representative for any employees of any of the Company or its Subsidiaries;
(u) terminate without replacement or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;
(v) waive the restrictive covenant obligations of any current or former director, manager, officer, employee or other service provider of the Company or any of its Subsidiaries;
(w) make any change in financial accounting methods, principles or practices of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or applicable Law or to comply with SEC guidance;
(x) (i) limit the right of the Company or any of its Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;
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(y) terminate without replacement or amend in a manner materially detrimental to the Company and its Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of its Subsidiaries; or
(z) enter into any agreement to do any action prohibited under this Section 6.1.
Section 6.2. Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is, in the opinion of legal counsel to the Company, subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law (including COVID-19 Measures), (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.
Section 6.3. Preparation and Delivery of Additional Company Financial Statements
(a) If the Effective Time has not occurred prior to August 12, 2021, as soon as reasonably practicable following such date, the Company shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ (deficit) earnings and cash flows of the Company and its Subsidiaries as of and for the three- and six-month period ended June 30, 2021 (the “Q2 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q2 Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q2 Financial Statements in the same manner as the Unaudited Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.
(b) If the Effective Time has not occurred prior to November 12, 2021, and this Agreement has not been earlier terminated pursuant to Section 10.1(d) or Section 10.1(f), then as soon as reasonably practicable following such date, the Company shall deliver to Acquiror the unaudited consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ (deficit) earnings and cash flows of the Company and its Subsidiaries as of and for the three- and nine-month period ended September 30, 2021 (the “Q3 Financial Statements”); provided, that upon delivery of such Q3 Financial Statements, the representation and warranties set forth in Section 4.8 shall be deemed to apply to the Q3 Financial Statements in the same manner as the Unaudited Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.
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(c) The Company shall use their reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company or Subsidiary of the Company, Acquiror in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy Statement / Registration Statement and any other filings to be made by Acquiror with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Agreement and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.
Section 6.4. Affiliate Agreements. The Company shall use its reasonable best efforts to terminate or settle all Affiliate Agreements set forth on Section 6.4 of the Company Disclosure Letter at or prior to the Closing without further liability to Acquiror, the Company or any of its Subsidiaries.
Section 6.5. Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and shall cause their representatives not to, directly or indirectly (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. The Company also agrees that immediately following the execution of this Agreement they shall, and shall cause their representatives acting on their behalf, to cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective representatives) conducted heretofore in connection with an Acquisition Proposal. The Company also agrees that within three Business Days of the execution of this Agreement, the Company shall request each Person (other than the parties hereto and their respective representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company or any of its Subsidiaries (and with whom the Company has had contact in the 12 months prior to the date of this Agreement regarding the acquisition of the Company or any of its Subsidiaries) to return or destroy all confidential information furnished to such Person by or on behalf of it prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company.
ARTICLE VII
COVENANTS OF ACQUIROR
Section 7.1. Equity Plans. Prior to the Closing Date, Acquiror shall approve and adopt (i) an incentive equity plan in substantially the form attached hereto as Exhibit D and with any changes or modifications thereto as the Company and Acquiror may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Acquiror, as applicable) (the “Incentive Equity Plan”) and (y) an employee stock purchase plan in substantially the form attached hereto as Exhibit E and with any changes or modifications thereto as the Company and Acquiror may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Acquiror, as applicable) (the “ESPP”), in each case, in a form mutually agreed upon by Acquiror and the Company. Following the Effective Time, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Acquiror Post-Merger Class B Common Stock issuable under the Incentive Equity Plan and/or the ESPP, and Acquiror shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) for so long as awards granted pursuant to the Incentive Equity Plan or acquired under the ESPP remain outstanding.
Section 7.2. Trust Account Proceeds and Related Available Equity. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to
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the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Stockholders pursuant to the Acquiror Stockholder Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 7.3. Listing. From the date hereof through the Effective Time, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on the Stock Exchange, and shall prepare and submit to the Stock Exchange a listing application, if required under the Stock Exchange rules, covering the shares of Acquiror Post-Merger Class A Common Stock issuable upon conversion of the Acquiror Post-Merger Class B Common Stock issuable in the Merger, and shall obtain approval for the listing of such shares of Acquiror Post-Merger Class A Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing.
Section 7.4. No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives). For certainty, this Section 7.4 shall not restrict or prevent any Affiliate of Acquiror or Sponsor from taking any of the foregoing actions with respect to any proposed transaction unrelated to Acquiror.
Section 7.5. Acquiror Conduct of Business.
(a) During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except (i) as contemplated by this Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements, (ii) as required by Law (including COVID-19 Measures), or (iii) as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use its reasonable best efforts to operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment), the Ancillary Agreements or the Forward Purchase Agreement or as required by Law (including COVID-19 Measures):
(i) seek any approval from the Acquiror Stockholders, to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;
(ii) (A) make, declare, set aside, establish a record date for or pay any dividend or distribution to the stockholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Sub Capital Stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or Merger Sub Capital Stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Stockholder Redemptions;
(iii) (A) make (except on an originally filed Tax Return) or change any material election in respect of material Taxes, (B) amend, or modify any filed material Tax Return, (C) change or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing
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agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes; or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;
(iv) take any action where such action could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(v) other than as expressly required by the Sponsor Support Agreement or the Forward Purchase Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
(vi) enter into, amend, modify or terminate (other than expiration in accordance with its terms) any material Contract to which Acquiror or Merger Sub is a party, including any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(vii) sell, assign, transfer, convey, lease or otherwise dispose of, or subject to a Lien, any material tangible assets or properties of Acquiror or its Subsidiaries or acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person;
(viii) hire any employees or adopt any benefit plans other than as contemplated by this Agreement;
(ix) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (w) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $250,000, (x) incurred between Acquiror and Merger Sub, (y) pursuant to any Working Capital Loans or (z) in respect of any Acquiror Transaction Expenses;
(x) engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s incorporation or continuing corporate existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial;
(xi) waive, release, compromise, settle or satisfy any (A) pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or (B) any other Legal Proceeding;
(xii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; (xiii) change its methods of accounting in any material respect, except insofar as may have been required by a change in GAAP or applicable Law or to comply with SEC guidance;
(xiv) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than in support of the transactions contemplated by this Agreement and the Ancillary Agreements or the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business);
(xv) (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration and issuances pursuant to the PIPE
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Investment and Forward Purchase Agreement, or (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof; or
(xvi) enter into any agreement to do any action prohibited under this Section 7.5.
(b) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents and the Trust Agreement.
Section 7.6. Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:
(a) the Board of Directors of Acquiror shall consist of individuals to be designated by the Company as directors, subject to requirements of the Stock Exchange, pursuant to written notice to Acquiror as soon as reasonably practicable following the date of this Agreement;
(b) the Board of Directors of Acquiror shall have a majority of “independent” directors for the purposes of the Stock Exchange, each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time; and
(c) the initial officers of Acquiror shall be as set forth on Section 2.6(b) of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.
(d) the initial directors and officers of the Surviving Corporation shall be as set forth Section 2.6(a) of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.
Section 7.7. Indemnification and Insurance.
(a) From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director, manager and officer of the (x) the Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.7.
(b) For a period of six years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of
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which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six year period, any insurance required to be maintained under this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.
(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.7.
(d) On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.
Section 7.8. Acquiror Public Filings; Qualification as an Emerging Growth Company. From the date hereof through the Effective Time, Acquiror shall use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws. Acquiror shall use commercially reasonable efforts, at all times during the period from the date hereof through the Effective Time, to: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012; and (b) not take any action that would cause Acquiror to not qualify as an “emerging growth company” within the meaning of such act.
Section 7.9. PIPE Subscriptions; Forward Purchase Agreement. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or Acquiror, reduce the Minimum PIPE Investment Amount or the subscription amount under any Subscription Agreement or reduce or impair the rights of Acquiror under any Subscription Agreement, Acquiror shall not permit any amendment, modification or termination to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements or the Forward Purchase Agreement, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided, that, in the case of any such assignment or transfer, the initial party to such Subscription Agreement or Forward Purchase Agreement, as applicable, remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Acquiror Post-Merger Class A Common Stock contemplated thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements and the Forward Purchase Agreement, as applicable, have been satisfied, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements and the Forward Purchase Agreement on the terms described therein, including using its reasonable best efforts to enforce its rights (a) under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms and (b) under the Forward Purchase Agreement to cause the Sponsor to pay (or as directed by) Acquiror the applicable purchase price under the Forward Purchase Agreement in accordance with its terms. Without limiting the generality of the foregoing, Acquiror shall give the Company prompt written notice: (i) of the receipt of any request from a PIPE Investor for an amendment to any Subscription Agreement or from the Sponsor for any amendment to the Forward Purchase Agreement (other than changes to a Subscription Agreement or the Forward Purchase Agreement that are solely ministerial and non-economic de minimis changes); (ii) of any breach or default to the knowledge of Acquiror
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(or any event or circumstance that, to the knowledge of the Acquiror, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to any Subscription Agreement or Forward Purchase Agreement; (iii) of the receipt by Acquiror of any written notice or other written communication with respect to any actual or potential threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of the Subscription Agreement or the Forward Purchase Agreement; and (iv) if Acquiror does not expect to receive all or any portion of the applicable purchase price under any PIPE Investor’s Subscription Agreement or Forward Purchase Agreement in accordance with its terms.
Section 7.10. Transfer of Listing. If reasonably requested in writing by the Company, Acquiror shall use commercially reasonable efforts to cause the listing of shares of Acquiror Common Stock, including the shares of Acquiror Common Stock to be issued in connection with the Merger, to be transferred, prior to the Effective Time but effective as of the beginning of the first Business Day following the Effective Time, to the NYSE under the symbol “KIND” (or another symbol determined by the Company in advance of submitting a listing application with the NYSE), subject to official notice of issuance.
ARTICLE VIII
JOINT COVENANTS
Section 8.1. HSR Act; Other Filings.
(a) In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.
(b) Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.
(c) With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(d) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Acquiror or Merger Sub to (i) take, or cause to be taken, any action with respect to the Sponsor or any of its Affiliates, including any affiliated investment funds or any portfolio company (as such term is commonly understood in the private equity industry) of the Sponsor or any of its Affiliates, including selling, divesting or
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otherwise disposing of, or conveying, licensing, holding separate or otherwise restricting or limiting its freedom of action with respect to, any assets, business, products, rights, licenses or investments, or interests therein, in each case other than with respect to the Acquiror and its Subsidiaries, or (ii) provide, or cause to be provided, nonpublic or other confidential financial or sensitive personally identifiable information of Sponsor, its Affiliates or its or their respective directors, officers, employees, managers or partners, or its or their respective control persons’ or direct or indirect equityholders’ and their respective directors’, officers’, employees’, managers’ or partners’ nonpublic or other confidential financial or sensitive personally identifiable information (in each case, other than such information which may be provided to a Governmental Authority on a confidential basis or in connection with the Registration Statement to the extent requested by the SEC).
(e) Each of the Company, on the one hand, and Acquiror, on the other, shall be responsible for and pay 50% of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.
Section 8.2. Preparation of Proxy Statement/Registration Statement; Stockholders’ Meeting and Approvals. (a) Registration Statement and Prospectus.
(i) As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Stockholders relating to the Acquiror Stockholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Acquiror Post-Merger Class B Common Stock that constitute the Aggregate Merger Consideration (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, any Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the Stock Exchange) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act and the Proxy Statement is cleared of any comments under the Exchange Act.
(ii) To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law,
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Acquiror shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including, if practicable, by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii) Each of Acquiror and the Company shall use its reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv) If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required or is otherwise reasonably desirable to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Stockholders.
(v) The Registration Statement, to the extent permitted by applicable rules and regulations of the SEC, also will register the resale of the shares of Acquiror Post-Merger Class B Common Stock that constitute the Aggregate Merger Consideration, excluding, for clarity, equity securities issuable under the Incentive Equity Plan or ESPP, which shall instead be registered pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with Section 7.10.
(vi) Each of the Company, on the one hand, and Acquiror, on the other, shall be responsible for and pay 50% of all fees and expenses incurred in connection with the preparation and filing of the Offer Documents, other than the fees and expenses of advisors (which will be borne by the party incurring such fees).
(b) Acquiror Stockholder Approval. Acquiror shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law, (ii) solely with respect to the Transaction Proposals, duly give notice of and convene and hold a meeting of its stockholders (the “Acquiror Stockholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b), for a date no later than 30 Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (b) provide its stockholders with the opportunity to elect to effect an Acquiror Stockholder Redemption. Acquiror shall, through its Board of Directors, recommend to its stockholders the (A) the amendment and restatement of Acquiror’s certificate of incorporation, in substantially the form attached as Exhibit A to this Agreement, (B) the adoption and approval of this Agreement and the Merger in accordance with applicable Law and exchange rules and regulations, (C) approval of the issuance of shares of Acquiror Post-Merger Class A Common Stock and Acquiror Post-Merger Class B Common Stock in connection with the Merger, PIPE Investment and Forward Purchase Agreement, as applicable, (D) approval of the adoption by Acquiror of the Incentive Equity Plan and the ESPP described in Section 7.1, (E) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (F) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the
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transactions contemplated hereby, and (G) adjournment of the Acquiror Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing(such proposals in (A) through (G), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the Acquiror Stockholders that they vote in favor of the Transaction Proposals (a “Modification in Recommendation”). Notwithstanding anything in this Section 8.2(b) to the contrary, if, at any time prior to obtaining the Acquiror Stockholder Approval, the Board of Directors of Acquiror determines in good faith, after consultation with its outside legal counsel, that in response to an Intervening Event, the failure to make a Modification in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors of Acquiror may, prior to obtaining the Acquiror Stockholder Approval, make a Modification in Recommendation; provided, however, that Acquiror shall not be entitled to make, or agree or resolve to make, a Modification in Recommendation unless (i) Acquiror delivers to the Company a written notice (an “Intervening Event Notice”) advising the Company that the Board of Directors of Acquiror proposes to take such action and containing the material facts underlying the Board of Director’s determination that an Intervening Event has occurred (it being acknowledged that such Intervening Event Notice shall not itself constitute a breach of this Agreement), and (ii) at or after 5:00 p.m., Pacific time, on the third Business Day immediately following the day on which Acquiror delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. Pacific time on the third Business Day immediately following the day on which Acquiror delivered the Intervening Event Notice, the “Intervening Event Notice Period”), the Board of Directors of Acquiror reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Modification in Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by the Company, Acquiror will, and will use its reasonable best efforts to cause its representatives to, during the Intervening Event Notice Period, engage in good faith negotiations with the Company and its representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Modification in Recommendation. Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting and submit for approval the Transaction Proposals, in each case in accordance with this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Acquiror shall be entitled to postpone or adjourn the Acquiror Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Stockholders prior to the Acquiror Stockholders’ Meeting; provided, that the Acquiror Stockholders’ Meeting (x) may not be adjourned to a date that is more than 15 days after the date for which the Acquiror Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Stockholders’ Meeting, as required by Acquiror’s Governing Documents.
(c) Company Stockholder Approvals. Upon the terms set forth in this Agreement, the Company shall (i) obtain and deliver to Acquiror the Company Stockholder Approvals (x) in the form of an irrevocable written consent (the “Written Consent”) executed by each of the Requisite Stockholders (pursuant to the Company Stockholder Support Agreement) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders (and in any event within three Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders), and (y) in accordance with the terms and subject to the conditions of the Company’s Governing Documents, and (ii) take all other action necessary or advisable to secure the Company Stockholder Approvals as soon as practicable after the Registration Statement is declared effective (and in any event within three Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders) and, if applicable, any additional consents or approvals of its stockholders related thereto, including enforcing the Company Stockholder Support Agreement.
Section 8.3. Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to
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obtain all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror, the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and in accordance with all applicable Law.
Section 8.4. Section 16 Matters. Prior to the Effective Time, each of the Company and Acquiror shall take all reasonable steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Capital Stock or acquisitions of shares of Acquiror Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 8.5. Cooperation; Consultation.
(a) Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties and subject to COVID-19 Measures) (a) by providing such information and assistance as the other party may reasonably request, (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.
(b) From the date of the announcement of this Agreement and the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.12), until the Closing Date, Acquiror shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and their financial advisors reasonably informed with respect to the PIPE Investment during such period and consider in good faith any feedback from the Company or their financial advisors with respect to such matters.
Section 8.6. Stockholder Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Acquiror, on the one hand, and the Company, on the other hand, shall each notify the other promptly after learning of any stockholder demand (or threat thereof) or other stockholder or equityholder claim, action, suit, audit, examination, arbitration, mediation, inquiry, Legal Proceeding, or investigation, whether or not before any Governmental Authority (including derivative claims), relating to this Agreement, or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) commenced or to the knowledge of Acquiror or the Company, as applicable, threatened in writing against (a) in the case of Acquiror, Acquiror, any of Acquiror’s controlled Affiliates or any of their respective officers, directors, employees or stockholders (in their capacity as such) or (b) in the case of the Company, the Company, any of its Subsidiaries or controlled Affiliates or any of their respective officers, directors, employees or stockholders (in their capacity as such). Acquiror and the Company shall each (w) keep the other reasonably informed regarding any Transaction Litigation, (x) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (y) consider in good faith the other’s advice with respect to any such Transaction Litigation and (z) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event shall (A) the Company, its Affiliates or any of their respective officers, directors or employees settle or compromise any Transaction Litigation without the prior written consent of Acquiror (not to be unreasonably withheld, conditioned or delayed) or (B) Acquiror, any of Acquiror’s
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Affiliates or any of their respective officers, directors or employees settle or compromise any Transaction Litigation without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed).
ARTICLE IX
CONDITIONS TO OBLIGATIONS
Section 9.1. Conditions to Obligations of Acquiror, Merger Sub, and the Company. The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:
(a) The Acquiror Stockholder Approval shall have been obtained; (b) The Company Stockholder Approvals shall have been obtained;
(c) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(d) The waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;
(e) There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;
(f) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and
(g) The shares of Acquiror Post-Merger Class A Common Stock issuable upon conversion of the Acquiror Post-Merger Class B Common Stock to be issued in connection with the Merger shall have been approved for listing on the Stock Exchange, and, immediately following the Effective Time, Acquiror shall satisfy any applicable continuing listing requirements of the Stock Exchange, and Acquiror shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time.
Section 9.2. Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:
(a) (i) The Company Fundamental Representations shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, and (ii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case in this clause (ii), inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
(b) Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; and
(c) The Company shall have delivered, or caused to be delivered, to Acquiror the documents set forth in Section 2.4(a).
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Section 9.3. Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a) (i) The representations and warranties of Acquiror and Merger Sub contained in Section 5.1, Section 5.2, Section 5.3(a), Section 5.3(b), Section 5.12 and Section 5.13 shall be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties that speak as of an earlier date, which representations and warranties shall be true in all material respects at and as of such date, and (ii) each of the representations and warranties of Acquiror contained in this Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for in each case in this clause (ii), inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror;
(b) Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects;
(c) The certificate of incorporation of Acquiror and bylaws of Acquiror shall have been amended and restated to be substantially in the forms of Exhibit A and Exhibit B, respectively, attached hereto;
(d) Acquiror shall have delivered, or caused to be delivered, to the Company the documents set forth in Section 2.4(b); and
(e) (i) The amount of cash available in the Trust Account following the Acquiror Stockholders’ Meeting, after deducting (x) the amount required to satisfy the Acquiror Stockholder Redemption Amount, (y) any Company Transaction Expenses or Acquiror Transaction Expenses, as contemplated by Section 11.6 and (z) any amounts outstanding under any Working Capital Loans, plus (ii) the PIPE Investment Amount actually received by Acquiror prior to or substantially concurrently with the Closing, plus (iii) the aggregate amount of cash that has been funded to and remains with Acquiror pursuant to the Forward Purchase Agreement, as applicable, shall be equal to or greater than $400,000,000.
ARTICLE X
TERMINATION/EFFECTIVENESS
Section 10.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned: (a) by written consent of the Company and Acquiror;
(b) by written notice by either the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;
(c) by written notice by either the Company or Acquiror if the Acquiror Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;
(d) by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or such shorter period of time that remains between the date Acquiror provides written notice of such breach and the Agreement End Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to
Annex A-lxvi

cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before nine (9) months after the date of this Agreement (the “Agreement End Date”), unless Acquiror is in material breach hereof so as to prevent the conditions specified in Section 9.3(a) and Section 9.3(b) from being satisfied;
(e) by written notice to the Company from Acquiror if the Company Stockholder Approvals shall not have been obtained and delivered to Acquiror within five Business Days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders;
(f) by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or such shorter period of time that remains between the date the Company provides written notice of such breach and the Agreement End Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof so as to prevent the conditions specified in Section 9.2(a) or Section 9.2(b) from being satisfied; or
(g) by written notice to Acquiror from the Company following a Modification in Recommendation.
Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any actual fraud or willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.
ARTICLE XI
MISCELLANEOUS
Section 11.1. Trust Account Waiver. The Company acknowledges that (a) Acquiror is a blank check company with the powers and privileges to effect a Business Combination and (b) they have read the Acquiror SEC Filings (including Acquiror’s final prospectus dated March 23, 2021 (the “Prospectus”)), the Acquiror’s Governing Documents, and the Trust Agreement. The Company further acknowledges that, as described in the Prospectus, substantially all of Acquiror’s assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only in limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the transactions contemplated by this Agreement, or, in the event of a termination of this Agreement, another Business Combination, are not consummated by March 23, 2023, or June 23, 2023 if a definitive agreement for another Business Combination is entered into before March 23, 2023, or such later date, or such later date as approved by the stockholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, for and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed
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therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror, including, without limitation, in connection with any willful and material breach by Acquiror of this Agreement, other than for the release of proceeds from the Trust Account upon the consummation of the Merger; provided, that (x) nothing herein shall serve to limit or prohibit the Company or its Subsidiaries right to pursue a claim against Acquiror for legal relief (a) against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Stockholder Redemption) in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror ability to fulfil its obligations to effectuate the Acquiror Stockholder Redemption and (y) nothing herein shall serve to limit or prohibit any claims that the Company or its Subsidiaries may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). This Section 11.1 shall survive the termination of this Agreement for any reason. In the event that the Company, any of its Subsidiaries, any of their Affiliates or any of their respective representatives commences any Action against or involving the Trust Account, Acquiror shall be entitled to recover from such Person its legal fees and costs in connection with any such Action.
Section 11.2. Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.
Section 11.3. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
(a) If to Acquiror or Merger Sub, to:
Khosla Ventures Acquisition Co. II
2128 Sand Hill Rd. Menlo Park, CA 94025
Attention: Samir Kaul
Peter Buckland
Email:    sk@khoslaventures.com pb@khoslaventures.com
with copies to (which shall not constitute notice):
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, California 94111
Attention: Jim Morrone
Luke J. Bergstrom
Email:    jim.morrone@lw.com luke.bergstrom@lw.com
(b) If to the Company or the Surviving Corporation, to:
Nextdoor, Inc.
420 Taylor Street
San Francisco, California 94102
Attention: John Orta
Sophia Contreras Schwartz
Email:    john@nextdoor.com sophia@nextdoor.com
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with copies to (which shall not constitute notice):
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
Attention: Cynthia Clarfield Hess
Ethan Skerry
Email:    chess@fenwick.com eskerry@fenwick.com
or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
Section 11.4. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
Section 11.5. Rights of Third Parties. Except as expressly provided in Section 7.7, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.
Section 11.6. Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Company Transaction Expenses, and (y) pay or cause to be paid, the Acquiror Transaction Expenses, in each of case (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.
Section 11.7. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
Section 11.8. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement. Signatures to this Agreement transmitted by electronic mail in .pdf form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.
Section 11.9. Company Disclosure Letter. The Company Disclosure Letter (including any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter (including any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by the Company in the Company Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the Company Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the Company Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is
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responsive to such other section of this Agreement or section of the Company Disclosure Letter. Certain information set forth in the Company Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 11.10. Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter) and the Ancillary Agreements constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.
Section 11.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement, authorized by the Board of Directors of each of the parties hereto, whether before or after the adoption of this Agreement by the stockholders of the Company or Merger Sub; provided however that after any such stockholder adoption of this Agreement, no amendment shall be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company or Merger Sub without such further approval or authorization.
Section 11.12. Publicity.
(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).
(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.
(c) The initial press release concerning this Agreement and the transaction contemplated hereby shall be a joint press release in the form mutually agreed by The Company and Acquiror prior to the execution of this Agreement, and such initial press release shall be released as promptly as practicable after the execution of this Agreement.
Section 11.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
Section 11.14. Jurisdiction; Waiver of Jury Trial.
(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire
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jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.
(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.15. Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement or any of the Ancillary Agreements were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or any Ancillary Agreement and to specific enforcement of the terms and provisions of this Agreement and the Ancillary Agreements, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 11.16. Non-Recourse. Except (x) as otherwise contemplated by Article XI and (y) in the case of claims against a Person in respect of such Person’s actual fraud:
(a) this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against the Company, Acquiror and Merger Sub as named parties hereto; and
(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
Section 11.17. Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2, or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.
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Section 11.18. Conflicts and Privilege.
(a) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “KVSB Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Company Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the KVSB Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the KVSB Group, on the one hand, and Latham, on the other hand (the “Latham Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the KVSB Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Latham Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Latham Privileged Communications, by virtue of the Mergers. Notwithstanding the foregoing, if a dispute arises after the Closing between or among the Surviving Corporation or any of its Subsidiaries or its or their respective directors, members, partners, officers, employees or Affiliates (other than the KVSB Group), on the one hand, and a third party other than (and unaffiliated with) the KVSB Group, on the other hand, then the Surviving Corporation and/or any member of the Company Group may assert the attorney-client privilege to prevent disclosure to such third party of Latham Privileged Communications.
(b) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Company Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the KVSB Group, on the other hand, any legal counsel, including Fenwick & West LLP (“Fenwick”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Company Group, on the one hand, and Fenwick, on the other hand (the “Fenwick Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or
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rely on any of the Fenwick Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Fenwick Privileged Communications, by virtue of the Mergers.
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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

KHOSLA VENTURES ACQUISITION CO. II

By:	/s/ Samir Kaul
Name: Samir Kaul
Title: Chief Executive Officer

LORELEI MERGER SUB INC.

By:	/s/ Samir Kaul
Name: Samir Kaul
Title: President

NEXTDOOR, INC.

By:	/s/ Sarah Friar
Name: Sarah Friar
Title: Chief Executive Officer

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AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made as of September [__], 2021 (the “Amendment Date”) by and among Khosla Ventures Acquisition Co. II, a Delaware corporation (“Acquiror”), Lorelei Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and Nextdoor, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).
WHEREAS, the parties entered into that certain Agreement and Plan of Merger dated as of July 6, 2021 (the “Merger Agreement”);
WHEREAS, pursuant to Section 11.11 of the Merger Agreement, the Merger Agreement may be amended or modified, in whole or in part, by a duly authorized agreement in writing executed by each of the parties; and
WHEREAS, the parties wish to amend the Merger Agreement as set forth in this Amendment; and
WHERAS, the Board of Directors of each of the parties has approved this Amendment.
NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Amendment and the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE I
AMENDMENTS TO THE MERGER AGREEMENT
Section 1.1. Amendment to Definitions.
(a) Section 1.1 of the Merger Agreement is hereby amended by deleting the definition of “Acquiror Stockholder Approval” and replacing it in its entirety with the following:
““Acquiror Stockholder Approval” means the approval of each Transaction Proposal identified in Section 8.2(b) by the affirmative vote or written consent of the holders of the requisite number of shares of Acquiror Common Stock entitled to vote thereon, whether in person or by proxy at the Acquiror Stockholders’ Meeting (or any adjournment thereof) or by written consent, in each case, in accordance with the Governing Documents of Acquiror, applicable Law and the rules of the Stock Exchange.”; and
(b) Section 1.1 of the Merger Agreement is hereby amended by deleting the definition of “Consideration Shares” and replacing it in its entirety with the following:
““Consideration Shares” means the aggregate remaining number of shares of Company Common Stock the Company is obligated to issue to eligible former stockholders of Pixel Labs pursuant to the terms of the Pixel Labs Merger Agreement, but which, as of immediately prior to the Effective Time, have not yet been so issued (and are thus not included in clause (a) of the definition of Aggregate Fully Diluted Company Common Shares), not to exceed 58,135 shares of Company Common Stock.”
Section 1.2 Amendment to Section 9.1 of the Merger Agreement. Section 9.1 of the Merger Agreement is hereby amended by:
(a) adding the words “other than the condition set forth in Section 9.1(h)” after the words “any one or more of which”; and
(b) adding the following paragraph as a new Section 9.1(h) of the Merger Agreement:
“(h) The Amended and Restated Certificate of Incorporation shall have been approved at the Acquiror Stockholders’ Meeting by the affirmative vote of the holders of a majority of the shares of Acquiror Class A Common Stock then outstanding and entitled to vote thereon at the Acquiror Stockholders’ Meeting, voting separately as a single series.”
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Section 1.3 Amendment to Section 11.2 of the Merger Agreement. Section 11.2 of the Merger Agreement is hereby amended by adding the words “; provided that, the parties may not waive compliance with Section 9.1(h)” at the end of the provision before the period.
ARTICLE 2
MISCELLANEOUS
Section 2.1 No Other Amendment. Except to the extent that any provisions of or any Exhibits or Schedules to the Merger Agreement are expressly amended by Article 1 of this Amendment, all terms and conditions of the Merger Agreement and all other documents, instruments and agreements executed thereunder, shall remain in full force and effect pursuant to the terms thereof. In the event of any inconsistency or contradiction between the terms of this Amendment and the Merger Agreement, the provisions of this Amendment shall prevail and control.
Section 2.2 Reference to the Merger Agreement. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereof,” “herein,” “herewith,” “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to the Merger Agreement as amended by this Amendment. No reference to this Amendment need be made in any instrument or document at any time referring to the Merger Agreement and a reference to the Merger Agreement in any such instrument or document shall be deemed to be a reference to the Merger Agreement as amended by this Amendment.
Section 2.3 General Provisions. Except as set forth in Article 1 of this Amendment, the provisions of Article I (Certain Definitions) and Article XI (Miscellaneous) of the Merger Agreement apply equally to this Amendment and are hereby deemed incorporated by reference.

[Signature Page Follows]
Annex A-lxxvi

KHOSLA VENTURES ACQUISITION CO. II

By:	/s/ Peter Buckland
Name: Peter Buckland
Title: Chief Operating Officer

LORELEI MERGER SUB INC.

By:	/s/ Peter Buckland
Name: Peter Buckland
Title: Chief Operating Officer

NEXTDOOR, INC.

By:	/s/ Sarah Friar
Name: Sarah Friar
Title: Chief Executive Officer
Annex A-lxxvii

ANNEX B
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF REGISTRANT
Khosla Ventures Acquisition Co. II, a corporation under the laws of the State of Delaware (the “Corporation”), does make, file, and record this Amended and Restated Certificate of Incorporation (the “Certificate”), and does hereby certify as follows:
1.The name of the Corporation is Khosla Ventures Acquisition Co. II. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 29, 2021 (the “Initial Certificate”).
2.This Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Initial Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time.
3.This Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.
4.The text of the Initial Certificate is hereby restated and amended in its entirety to read as follows:
RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is Khosla Ventures Acquisition Co. II (the “Corporation”).
ARTICLE II
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).
ARTICLE III
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware, 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.
ARTICLE IV
CAPITALIZATION
Section 4.1. Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 261,000,000 shares, consisting of (a) 260,000,000 shares of common stock (the “Common Stock”), including (i) 200,000,000 shares of Class A Common Stock (the “Class A Common Stock”), (ii) 30,000,000 shares of Class B Common Stock (the “Class B Common Stock”), and (iii) 30,000,000 shares of Class K Common Stock (the “Class K Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).
Section 4.2. Preferred Stock. The board of directors of the Corporation (the “Board”) is hereby expressly authorized to provide, out of the unissued shares of the Preferred Stock, one or more series of Preferred Stock, and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or
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resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.
Section 4.3. Common Stock.
(a) Voting.
(i) Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.
(ii) Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote: (1) the holders of shares of Class A Common Stock shall be entitled to one vote for each such share and (2) the holders of shares of Class B Common Stock shall be entitled to the number of votes for each such share equal to the number of shares (including fractional shares) of Class A Common Stock into which such share of Class B Common Stock held by such holder would be convertible if converted as of the record date for determining stockholders entitled to vote on such matter.
(iii) Except as otherwise required by law, the shares of Class K Common Stock are non-voting and are not entitled to vote until such time as such Class K Common Stock converts to Class A Common Stock.
(iv) Notwithstanding the foregoing, except as otherwise required by law or this Certificate (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or the DGCL.
(b) Class B Common Stock.
(i) Conversion. All issued and outstanding shares of Class B Common Stock shall, immediately after the closing of the initial Business Combination, automatically convert into an aggregate number of shares of Class A Common Stock equal to (A) the quotient of (i) the Outstanding Shares divided by (ii) one minus the Applicable Percentage, minus (B) the Outstanding Shares. Each share of Class B Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this Section 4.3(b). The pro rata share for each holder of Class B Common Stock will be determined as follows: Each share of Class B Common Stock shall convert into such number of shares of Class A Common Stock as is equal to a fraction, the numerator of which shall be the total number of shares of Class A Common Stock into which all of the issued and outstanding shares of Class B Common Stock shall be converted pursuant to this Section 4.3(b) and the denominator of which shall be the total number of issued and outstanding shares of Class B Common Stock at the time of conversion.
(ii) Voting. Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), for so long as any shares of Class B Common Stock shall remain outstanding, the Corporation shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of this Certificate, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such
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action at a meeting at which all shares of Class B Common Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Class B Common Stock shall, to the extent required by law, be given to those holders of Class B Common Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Class B Common Stock to take the action were delivered to the Corporation.
(c) Class K Common Stock.
(i) Conversion Upon Trading Triggers.
(1) One-third of all issued and outstanding shares of Class K Common Stock as of the First Price Vesting shall automatically convert into the First Price Vesting Conversion Shares on the day following the First Price Vesting.
(2) One-third of all issued and outstanding shares of Class K Common Stock as of the Second Price Vesting shall automatically convert into the Second Price Vesting Conversion Shares on the day following the Second Price Vesting.
(3) The remaining one-third of all issued and outstanding shares of Class K Common Stock as of the Third Price Vesting shall automatically convert into the Third Price Vesting Conversion Shares on the day following the Third Price Vesting.
(ii) Conversion Upon Qualifying Strategic Transactions. In the event of any Qualifying Strategic Transaction, all of the shares of Class K Common Stock will, in the aggregate, convert into an aggregate number of shares of Class A Common Stock equal to the First Price Vesting Conversion Shares.
(iii) Conversion Upon Other Strategic Transactions. In the event of any Strategic Transaction occurring after the one year anniversary of the Corporation’s initial Business Combination that results in all of the holders of Class A Common Stock having the right to exchange their Class A Common Stock for cash, securities or other property at an effective price of at least $15.00 per share of Class A Common Stock (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like), the then-outstanding shares of Class K Common Stock will automatically convert into shares of Class A Common Stock as follows:
(1) if (and only if) the First Price Vesting shall not have occurred prior to or in connection with such Strategic Transaction and such Strategic Transaction results in the holders of Class A Common Stock having the right to exchange their shares of Class A Common Stock for cash, securities or other property at an effective price greater than $15.00 per share of Class A Common Stock and less than or equal to $20.00 per share of Class A Common Stock (each as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like), all of the then outstanding shares of Class K Common Stock will convert into a number of Class A Common Stock equal to the First Price Vesting Conversion Shares, provided, however that in calculating the First Price Vesting Conversion Shares the Applicable Percentage shall be an amount equal to (i) the original Applicable Percentage minus (ii) the product of (a) 5% multiplied by (b) a fraction, the numerator of which is equal to $20.00 minus the effective price per share of Class A Common Stock of the Strategic Transaction and the denominator of which is $5.00 (each as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like);
(i) if (and only if) the Second Price Vesting shall not have occurred prior to or in connection with such Strategic Transaction and such Strategic Transaction results in the holders of Class A Common Stock having the right to exchange their shares of Class A Common Stock for cash, securities or other
Annex B-iii

property at an effective price greater than $20.00 per share of Class A Common Stock and less than or equal to $25.00 per share of Class A Common Stock (each as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like), then, (i) the First Price Vesting shall automatically be deemed satisfied (to the extent it had not already been satisfied) and (ii) all of the then remaining outstanding shares of Class K Common Stock (after giving effect to the First Price Vesting that shall have occurred prior to or in connection with such Strategic Transaction) will convert into a number of Class A Common Stock equal to the Second Price Vesting Conversion Shares, provided, however that in calculating the Second Price Vesting Conversion Shares the Applicable Percentage shall be an amount equal to the original Applicable Percentage minus (ii) the product of (a) 5% multiplied by (b) a fraction, the numerator of which is equal to $25.00 minus the effective price per share of Class A Common Stock of the Strategic Transaction and the denominator of which is $5.00 (each as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like);
(2) if (and only if) the Third Price Vesting shall not have occurred prior to or in connection with such Strategic Transaction and such Strategic Transaction results in the holders of Class A Common Stock having the right to exchange their shares of Class A Common Stock for cash, securities or other property at an effective price greater than $25.00 per share of Class A Common Stock and less than or equal to $30.00 per share of Class A Common Stock (each as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like), then, (i) the First Price Vesting and Second Price Vesting shall automatically be satisfied (to the extent either had not already been satisfied) and (ii) all of the then remaining outstanding shares of Class K Common Stock (after giving effect to the First Price Vesting or Second Price Vesting that shall have occurred prior to or in connection with such Strategic Transaction) will convert into a number of Class A Common Stock equal to the Third Price Vesting Conversion Shares, provided, however that in calculating the Third Price Vesting Conversion Shares the Applicable Percentage shall be an amount equal to the (i) original Applicable Percentage minus (ii) the product of (a) 5% multiplied by (b) a fraction, the numerator of which is equal to $30.00 minus the effective price per share of Class A Common Stock of the Strategic Transaction and the denominator of which is $5.00 (each as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like); and
(3) if (and only if) the Third Price Vesting shall not have occurred prior to or in connection with such Strategic Transaction and such Strategic Transaction results in the holders of Class A Common Stock having the right to exchange their shares of Class A Common Stock for cash, securities or other property at an effective price greater than $30.00 per share of Class A Common Stock (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like), then each of the First Price Vesting, Second Price Vesting and Third Price Vesting shall automatically be satisfied (to the extent any had not already been satisfied).
(iv) Pro Rata Conversion. Each share of Class K Common Stock that is converting pursuant to this Section 4.3(c) shall convert into its pro rata number of shares of Class A Common Stock that is converting pursuant to this Section 4.3(c) based on the proportion of the number of shares of Class K Common Stock that are then converting by the number of shares of Class A Common Stock issuable upon such conversion.
(v) Forfeiture. Each share of Class K Common Stock that remains issued and outstanding as of the 10th anniversary of the Corporation’s initial Business Combination shall be forfeited by the holder who holds such share Class K Common Stock for no consideration.
(d) Definitions. For purposes of this Section 4.3 the following capitalized terms shall have the following meanings:
(i) ”Applicable Percentage” means (i) for the conversion of Class B Common Stock to Class A Common Stock, 15%, (ii) for the conversion of First Price Vesting Conversion Shares, 20% (subject to adjustment as provided in Section 4.3(c)(iii)), (iii) for the conversion of Second Price Vesting Conversion Shares, 25% (subject to adjustment as provided in Section 4.3(c)(iii)) and (iv) for the conversion of Third Price Vesting Conversion Shares, 30% (subject to adjustment as provided in Section 4.3(c)(iii)).
Annex B-iv

(ii) “Business Combination” means the Corporation’s initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
(iii) “Designated Exchange” means any U.S. national securities exchange in which the shares of Class A Common Stock are then listed.
(iv) ”Excluded Shares” means: (i) any shares of Class A Common Stock or equity-linked securities exercisable for or convertible into shares of Class A Common Stock issued, deemed issued, or to be issued, to any seller in the initial Business Combination, (ii) any shares of Class A Common Stock issued or issuable to any holder of Class B Common Stock in a private offering consummated in connection with the Corporation’s initial public offering (the “Offering”), (iii) any shares of Class A Common Stock issuable upon conversion of any shares of Class B Common Stock or Class K Common Stock, and (iv) any other particular issuance or deemed issuance of additional shares of Class A Common Stock or equity-linked securities approved by the written consent or agreement of holders of a majority of the shares of Class B Common Stock then outstanding consenting or agreeing separately as a single class in the manner provided in Section 4.3(b)(ii).
(v) ”First Price Vesting” shall occur if after the one year anniversary of the Corporation’s initial Business Combination and before the ten year anniversary of the Corporation’s initial Business Combination when the closing price of the Corporation’s Class A Common Stock on any Designated Exchange equals or exceeds $20.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period.
(vi) ”First Price Vesting Conversion Shares” means an aggregate number of shares of Class A Common Stock determined by (A) the quotient of (i) the Outstanding Shares divided by (ii) one minus the Applicable Percentage, minus (B) the sum of (i) Outstanding Shares and (ii) the number of shares of Class A Common Stock issued upon conversion of the Class B Common Stock (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like).
(vii) “Fundamental Transaction” means (A) that the Corporation shall, directly or indirectly, including through subsidiaries, affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Corporation is the surviving or resulting corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Corporation to one or more Persons, or (iii) make, or allow one or more Persons to make, or allow the Corporation to be subject to or have the Class A Common Stock be subject to or party to one or more Persons making, a purchase, tender or exchange offer that is accepted by the holders of (x) at least 50% of the outstanding Class A Common Stock (on an as-converted to common stock basis), (y) at least 50% of the outstanding Class A Common Stock (on an as-converted to common stock basis) calculated as if any Class A Common Stock held by all Persons making or party to, or affiliated with any Person making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Class A Common Stock such that all Persons making or party to, or affiliated with any Person making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of at least 50% of the outstanding shares of Class A Common Stock (on an as-converted to common stock basis), or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Persons whereby all such Persons, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Class A Common Stock (on an as-converted to common stock basis), (y) at least 50% of the outstanding shares of Class A Common Stock (on an as-converted to common stock basis) calculated as if any Class A Common Stock held by all the Persons making or party to, or affiliated with any Person making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Class A Common Stock such that the Persons become collectively the beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the outstanding shares of Class A Common Stock (on an as-converted to common stock basis), or (v) reorganize, recapitalize or reclassify the Class A Common Stock, (B) that the Corporation shall, directly or indirectly, including through subsidiaries, affiliates or otherwise, in one or more related transactions, allow any Person individually or the Persons in the aggregate to be or become the
Annex B-v

“beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Class A Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate voting power represented by issued and outstanding shares of Class A Common Stock (on an as-converted to common stock basis), or (y) at least 50% of the aggregate voting power represented by issued and outstanding shares of Class A Common Stock (on an as-converted to common stock basis) not held by all such Persons as of the date of the Corporation’s initial Business Combination calculated as if any shares of Class A Common Stock held by all such Persons were not outstanding, or (C) directly or indirectly, including through subsidiaries, affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.
(viii) “Person” means any individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.
(ix) ”Outstanding Shares” means the total number of shares of Class A Common Stock issued or issuable (upon the conversion or exercise of any equity-linked securities or otherwise) by the Corporation immediately after the closing of the initial Business Combination, as adjusted for any stock splits, dividends, reorganizations and the like, but excluding the Excluded Shares.
(x) “Qualifying Strategic Transaction” means any Strategic Transaction consummated after the Corporation’s initial Business Combination and before the one year anniversary of the Corporation’s initial Business Combination that results in the holders of Class A Common Stock having the right to exchange their shares of Class A Common Stock for cash, securities or other property at an effective price of at least $15.00 per share of Class A Common Stock (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like).
(xi) ”Second Price Vesting” shall occur if after the one year anniversary of the Corporation’s initial Business Combination and before the ten year anniversary of the Corporation’s initial Business Combination when the closing price of the Corporation’s Class A Common Stock on any Designated Exchange equals or exceeds $25.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period.
(xii) ”Second Price Vesting Conversion Shares” means an aggregate number of shares of Class A Common Stock determined by (A) the quotient of (i) the Outstanding Shares divided by (ii) one minus the Applicable Percentage, minus (B) the sum of (i) the Outstanding Shares and (ii) the number of shares of Class A Common Stock issued upon conversion of the Class B Common Stock (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) and (iii) the First Price Vesting Conversion Shares (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like).
(xiii) “Strategic Transaction” means any Fundamental Transaction occurring following the consummation of our initial Business Combination other than (i) any reorganization, recapitalization or reclassification of the Class A Common Stock in which holders of the Corporation’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are the holders of a majority of the voting power of the surviving or resulting entity (or entities) with the authority or voting power to elect a majority of the members of the board of directors of the Corporation (or their equivalent if other than a company) of such entity or entities after such reorganization, recapitalization or reclassification, (ii) pursuant to a domestication or migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Corporation or (iii) any transaction or series of related transactions which would result in a
Annex B-vi

majority of the board of directors of the Corporation or the board of directors of the combined or resulting entity following the consummation of such transaction or series of related transactions being comprised of individuals who shall have not been members of the board of directors of the Corporation immediately prior to the consummation of such transaction or series of related transactions.
(xiv) ”Third Price Vesting” shall occur if after the one year anniversary of the Corporation’s initial Business Combination and before the ten year anniversary of the Corporation’s initial Business Combination when the closing price of the Corporation’s Class A Common Stock on any Designated Exchange equals or exceeds $30.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period.
(xv) ”Third Price Vesting Conversion Shares” means an aggregate number of shares of Class A Common Stock determined by (A) the quotient of (i) the Outstanding Shares divided by (ii) one minus the Applicable Percentage, minus (B) the sum of (i) the Outstanding Shares and (ii) the number of shares of Class A Common Stock issued upon conversion of the Class B Common Stock (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) and (iii) the First Price Vesting Conversion Shares and Second Price Vesting Conversion Shares (in each case as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like).
(e) Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock (except for Class K Common Stock) shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions. No dividends shall be payable on the Class K Common Stock until such time as such Class K Common Stock converts to Class A Common Stock.
(f) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock (except for Class K Common Stock) shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock (on an as-converted basis with respect to the Class B Common Stock) held by them. Class K Common Stock is not entitled to any distribution in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation until such time as such Class K Common Stock converts to Class A Common Stock.
Section 4.4. Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
ARTICLE V DIRECTORS
Section 5.1. Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Certificate or the Bylaws (the “Bylaws”) of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
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Section 5.2. Election; Number of Directors. Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. The number of directors that constitutes the entire board of directors of the Corporation shall be fixed solely by resolution of the board of directors.
Section 5.3. Classified Board. The directors of the Corporation shall be divided into three (3) classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The board of directors may assign members of the board of directors already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of stockholders following the acceptance of this Amended and Restated Certificate of Incorporation for filing by the Secretary of State of the State of Delaware (the “Effective Time”), the term of office of the initial Class II directors shall expire at the second annual meeting of stockholders following the Effective Time and the term of office of the initial Class III directors shall expire at the third annual meeting of stockholders following the Effective Time. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders following the Effective Time, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. Notwithstanding the foregoing provisions, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.
ARTICLE VI
BYLAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter, change, add or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders.
ARTICLE VII
BUSINESS COMBINATION REQUIREMENTS; EXISTENCE
Section 7.1. General.
(a) The provisions of this Article VII shall apply during the period commencing upon the effectiveness of this Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this Article VII shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding shares of the Common Stock.
(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offering, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay franchise and income taxes as well as expenses relating to the administration of the Trust Account, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 24 months from the closing of the Offering, or 27 if the Corporation and a third-party shall have executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of this Offering or (iii) the redemption of shares in connection with a vote seeking to amend any provisions of this Certificate relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 7.7). Holders of shares of the Common Stock
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sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are Khosla Ventures SPAC Sponsor II LLC (the “Sponsor”) or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”
Section 7.2. Redemption Rights.
(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed, out of the funds legally available therefor, upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Section 7.2(b) and Section 7.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 7.2(b) (the “Redemption Price”); provided, however, that the Corporation shall not redeem or repurchase Offering Shares to the extent that such redemption would result in the Corporation’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) in excess of $5,000,001 or any greater net tangible asset or cash requirement upon consummation of the Corporation’s initial Business Combination which may be contained in the agreement relating to the initial Business Combination (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.
(b) If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (or any successor rules or regulations) and filing proxy materials with the SEC, the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Section 7.2(a) pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Tender Offer Rules”), which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed initial Business Combination, or the Corporation decides to submit the proposed initial Business Combination to the stockholders for their approval for business or other legal reasons, the Corporation shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Section 7.2(a) in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Section 7.2(b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay its franchise and income taxes as well as expenses relating to the administration of the Trust Account, by (ii) the total number of then outstanding Offering Shares. If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights shall be equal to the quotient obtained by dividing (A) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay taxes, by (B) the total number of then outstanding Offering Shares.
(c) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined
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under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Offering Shares without the consent of the Corporation.
(d) In the event that the Corporation has not consummated an initial Business Combination within 24 months from the closing of the Offering, or 27 months from the closing of the Offering if we have executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of this offering or at a later date, if extended, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes and expenses related to the administration of the Trust Account (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish the rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.
(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination and (ii) the Redemption Limitation is not exceeded.
(f) If the Corporation conducts a tender offer pursuant to Section 7.2(b), the Corporation shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.
Section 7.3. Distributions from the Trust Account.
(a) A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in Section 7.2(a), Section 7.2(b), Section 7.2(d) or Section 7.7. In no other circumstances shall a Public Stockholder have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public Stockholder shall have any interest in or to the Trust Account.
(b) Each Public Stockholder that does not exercise its Redemption Rights shall retain its interest in the Corporation and shall be deemed to have given its consent to the release of the remaining funds in the Trust Account to the Corporation, and following payment to any Public Stockholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to the Corporation.
(c) The exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy materials sent to the Public Stockholders relating to the proposed initial Business Combination. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.
Section 7.4. Share Issuances. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation that would entitle the holders thereof to receive funds from the Trust Account or vote on any initial Business Combination, on any pre-Business Combination activity or on any amendment to this Article VII.
Section 7.5. Transactions with Affiliates. In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with the Sponsor, or the directors or officers of the Corporation, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent accounting firm or an independent investment banking firm that is a member of the Financial Industry
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Regulatory Authority or an independent accounting firm that such Business Combination is fair to the Corporation from a financial point of view.
Section 7.6. No Transactions with Other Blank Check Companies. The Corporation shall not enter into an initial Business Combination with another blank check company or a similar company with nominal operations.
Section 7.7. Additional Redemption Rights. If, in accordance with Section 7.1(a), any amendment is made to this Certificate of Incorporation (a) to modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within 24 months from the closing of the Offering, or 27 months from the closing of the Offering if we have executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of this offering or at a later date, if extended, or (b) with respect to any other provisions of this Certificate of Incorporation relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes and expenses related to the administration of the Trust Account, divided by the number of then outstanding Offering Shares. The Corporation’s ability to provide such opportunity is subject to the Redemption Limitation.
Section 7.8. Minimum Value of Target. The Corporation’s initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination.
Section 7.9. Appointment and Removal of Directors. Notwithstanding any other provision in this Certificate, prior to the closing of the initial Business Combination, the holders of Class B Common Stock shall have the exclusive right to elect any director, and the holders of Class A Common Stock shall have no right to vote on the election of any director. In addition, prior to the closing of the initial Business Combination, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of Class A common stock and Class B common stock, voting together as a single class. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office This Section 7.9 may only be amended by a resolution passed by the holders of a majority of the Common Stock entitled to vote thereon.
Section 7.10. Approval of Business Combination. Notwithstanding any other provision in this Certificate, approval of the initial Business Combination shall require the affirmative vote of a majority of the Board, which must include each of the non-independent director nominees of the Sponsor.
ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1. Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Section 8.1 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.
Section 8.2. Indemnification. The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or
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investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.
ARTICLE IX
INSOLVENCY; SALE, LEASE OR EXCHANGE OF ASSETS
Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.
ARTICLE IX
AMENDMENT OF CERTIFICATE OF INCORPORATION
The Corporation reserves the right to amend, alter, change, add or repeal any provision contained in this Certificate (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Certificate and the DGCL; and except as set forth in ARTICLE VIII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article.
ARTICLE X
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS
Section 10.1. Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall to the fullest extent permitted by law be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction; and subject to the preceding provisions of this Section 10.1, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
ARTICLE XI
SEVERABILITY
If any provision or provisions (or any part thereof) of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (i) the validity, legality and enforceability of such provisions in any other circumstance and
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of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their faith service or for the benefit of the Corporation to the fullest extent permitted by law.
ARTICLE XII
WAIVER OF CORPORATE OPPORTUNITY
To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation only with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue, and to the extent the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.
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* * *
That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.
That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation’s Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.
[Signature Page Follows]
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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of March, 2021.

By:	/s/ Peter Buckland
Peter Buckland, Chief Financial Officer
[Signature Page to Amended and Restated Certificate of Incorporation]

ANNEX C
FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
KHOSLA VENTURES ACQUISITION CO. II
The present name of this corporation is Khosla Ventures Acquisition Co. II. The corporation was incorporated under the name “Khosla Ventures Acquisition Co. II” by the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware on January 29, 2021. This Amended and Restated Certificate of Incorporation (this “Restated Certificate”), which both restates and further amends the provisions of the corporation’s certificate of incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware. The certificate of incorporation of the corporation is hereby amended and restated to read in its entirety as follows:
ARTICLE I:    NAME
The name of this corporation is Nextdoor Holdings, Inc. (the “Corporation”).
ARTICLE II:    AGENT FOR SERVICE OF PROCESS
The address of the registered office of the Corporation in the State of Delaware is 3500 South Dupont Highway, City of Dover, County of Kent, Delaware 19901. The name of the registered agent of the Corporation in the State of Delaware at such address is Incorporating Services, Ltd.
ARTICLE III:    PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).
ARTICLE IV:    AUTHORIZED STOCK
1.    Total Authorized.
1.1.    The total number of shares of all classes of stock that the Corporation has authority to issue is 3,050,000,000 shares, consisting of two classes: Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is 3,000,000,000 shares of Common Stock, par value $0.0001 per share, which shall be divided into the following series: one series comprised of 2,500,000,000 shares and denominated Class A Common Stock (“Class A Common Stock”); and one series comprised of 500,000,000 shares and denominated Class B Common Stock (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”). The total number of shares of Preferred Stock authorized to be issues is 50,000,000 shares of Preferred Stock, $0.0001 par value per share (the “Preferred Stock”). Upon the effectiveness of the Amended and Restated Certificate of Incorporation first setting forth this sentence (the “Effective Time”) the Class K Common Stock (as defined in the certificate of incorporation of the Corporation in effect immediately prior to the Effective Time) issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holder thereof, be reclassified as an aggregate of 3,061,354 shares of Class B Common Stock (as defined herein).
1.2.    The number of authorized shares of Common Stock (including the Class A Common Stock or Class B Common Stock) may be increased or decreased (but not below the number of shares thereof then-outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of the Common Stock voting separately as a class (and/or the Class A Common Stock or Class B Common Stock voting separately as a series) shall be required therefor.
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2.    Preferred Stock.
2.1.    The Corporation’s Board of Directors (the “Board of Directors”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (“Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and, except where otherwise provided in the applicable Certificate of Designation, to increase (but not above the total number of authorized shares of the Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of the Preferred Stock voting separately as a class shall be required therefor, unless a separate vote of the holders of one or more series is required pursuant to the terms of any Certificate of Designation.
2.2.    Except as otherwise expressly provided in this Restated Certificate (including any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV), (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of the Class A Common Stock or the Class B Common Stock or the holders of the Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Class A Common Stock or Class B Common Stock, any series of the Preferred Stock, or any future class or series of capital stock of the Corporation.
3.    Rights of Class A Common Stock and Class B Common Stock.
3.1.    Equal Status. Except as otherwise provided in this Restated Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Corporation, but excluding voting and other matters as described in Article IV Section 3.2 below), share ratably and be identical in all respects and as to all matters.
3.2.    Voting Rights. Except as otherwise expressly provided by this Restated Certificate of Incorporation or as required by law, the holders of shares of Class A Common Stock and Class B Common Stock shall (i) at all times vote together as a single class and not as separate series or classes on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (ii) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”) and (iii) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law or this Restated Certificate of Incorporation, holders of shares of Class A Common Stock and Class B Common Stock shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock). Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder.
3.3.    Dividends and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally
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available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if (i) such disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class or (ii) such disparate dividend or distribution is paid in the form of securities (or the right to receive securities) of another entity, and (A) the holders of Class A Common Stock receive securities entitling the holder thereof to cast one vote per security (or the right to receive such securities, as applicable) and (B) the holders of Class B Common Stock receive securities entitling the holder thereof to cast ten (10) votes per security (or the right to receive such securities, as applicable). The terms of any securities distributed to stockholders pursuant to the preceding clause (ii) shall be substantially identical, other than with respect to voting rights.
3.4.    Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
3.5.    Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably, on a per share basis, all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be assets of the Corporation available for distribution to its stockholders for the purpose of this Section 3.5.
3.6.    Merger or Consolidation. In the case of any distribution or payment made or other consideration paid in respect, or upon conversion or exchange, of the shares of Class A Common Stock or Class B Common Stock upon the merger or consolidation of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, such distribution or payment shall be made, or other consideration shall be paid, ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions, payments, or other consideration in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution, payment, or other consideration to the holders of the Class A Common Stock and Class B Common Stock is that any securities that a holder of a share of Class B Common Stock receives as part of such merger, consolidation or other transaction upon conversion or in exchange for such holder’s Class B Common Stock shall have ten (10) times the voting power of any securities that a holder of a share of Class A Common Stock receives as part of such merger, consolidation or other transaction upon conversion or in exchange for such holder’s Class A Common Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote of the holders of a majority of the then-outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, further, that for the avoidance of doubt, consideration to be paid or received
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by a holder of Common Stock in connection with any such merger, consolidation or other transaction pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be consideration paid in respect, or upon conversion or exchange, of shares of Common Stock for the purpose of this Section 3.6.
3.7.    Determinations by the Board of Directors. In case of an ambiguity in the application of any provision set forth in this Section 3 or in the meaning of any term or definition set forth in this Section 3, the Board of Directors, but not a committee thereof, shall have the power to determine, in its sole discretion, the application of any such provision or any such term or definition with respect to any situation based on the facts believed in good faith by it. A determination of the Board of Directors in accordance with the preceding sentence shall be conclusive and binding on the stockholders of the Corporation. Such determination shall be evidenced in a writing adopted by the Board of Directors, and such writing shall be made available for inspection by any holder of capital stock of the Corporation at the principal executive offices of the Corporation.
ARTICLE V:    CLASS B COMMON STOCK CONVERSION
1.    Optional Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to convert any of such holder’s shares of such Class B Common Stock into shares of Class A Common Stock, such holder shall deliver an instruction, duly signed and authenticated in accordance with any procedures set forth in the Bylaws or any policies of the Corporation then in effect (which will be available upon request therefor made to the Secretary), at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office of such holder’s election to convert the same and shall state therein the name or names in which the shares of Class A Common Stock issuable on conversion thereof are to be registered on the books of the Corporation. The Corporation shall, as soon as practicable thereafter, register on the Corporation’s books ownership of the number of shares of Class A Common Stock to which such record holder of Class B Common Stock, or to which the nominee or nominees of such record holder, shall be entitled as aforesaid. Such conversion shall be deemed to have occurred immediately prior to the close of business on the date such notice of the election to convert is received by the Corporation, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. The Corporation shall not be required to register a conversion of a share of Class B Common Stock pursuant to this Section 1 of Article V unless it is permitted to do so by law.
2.    Automatic Conversion. Each share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Class A Common Stock immediately prior to the close of business on the earlier of (i) ten (10) years from the Closing Date (as defined below) and (ii) the date specified by the affirmative vote of the holders of Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class (each of the events referred to in (i) through (ii) are referred to herein as an “Automatic Conversion”). The Corporation shall provide notice of an Automatic Conversion of shares of Class B Common Stock pursuant to this Section 2 of Article V to record holders of such shares of Class B Common Stock as soon as practicable following the Automatic Conversion. Such notice shall be provided by any means then permitted by the General Corporation Law; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of an Automatic Conversion. Upon and after an Automatic Conversion, the person registered on the Corporation’s books as the record holder of the shares of Class B Common Stock so converted immediately prior to an Automatic Conversion shall be registered on the Corporation’s books as the record holder of the shares of Class A Common Stock issued upon Automatic Conversion of such shares of Class B Common Stock, without further action on the part of the record holder thereof. Immediately upon the effectiveness of an Automatic Conversion, the rights of the holders of the shares of Class B Common Stock, converted pursuant to an Automatic Conversion shall cease, and the holders shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock into which such shares of Class B Common Stock were converted.
3.    Conversion on Transfer. Each share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of
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Class A Common Stock, upon the occurrence of a Transfer (as defined below), other than a Permitted Transfer (as defined below), of such share of Class B Common Stock.
4.    Policies and Procedures. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or this Restated Certificate of Incorporation or the Bylaws, relating to the conversion of shares of the Class B Common Stock into shares of Class A Common Stock as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer that is not a Permitted Transfer has occurred, the Corporation may request that the purported transferor furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a Transfer that is not a Permitted Transfer has occurred, and if such transferor does not within ten (10) days after the date of such request furnish sufficient (as determined by the Board of Directors (but not a committee thereof)) evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such Transfer has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock on a one to one basis, and such conversion shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders and the classes of shares held by each such stockholder and the number of shares of each class held by such stockholder.
5.    Definitions.
(a)    “Convertible Security” shall mean any evidences of indebtedness, shares of Preferred Stock or other securities (other than shares of Class B Common Stock) convertible into or exchangeable for Class B Common Stock, either directly or indirectly.
(b)    “Family Member” shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, domestic partner or similarly statutorily recognized life partner, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted while a minor.
(c)    “Closing Date” shall mean the closing date of the business combination.
(d)    “Option” shall mean rights, options, restricted stock units or warrants to subscribe for, purchase or otherwise acquire Class B Common Stock or Convertible Securities (as defined above).
(e)    “Parent” of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity or is otherwise entitled to elect a majority of the members of the board of directors, or entitled to appoint or act as the governing body, of such entity.
(f)    “Permitted Entity” shall mean with respect to a Qualified Stockholder: (i) a Permitted Trust solely for the benefit of (A) such Qualified Stockholder, (B) one or more Family Members of such Qualified Stockholder, or (C) any other Permitted Entity of such Qualified Stockholder; or (ii) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (A) such Qualified Stockholder, (B) one or more Family Members of such Qualified Stockholder, or (C) any other Permitted Entity of such Qualified Stockholder.
(g)    “Permitted Foundation” shall mean with respect to a Qualified Stockholder: a trust or private non-operating foundation that is tax-exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), so long as such Qualified Stockholder has dispositive power and Voting Control with respect to the shares of Class B Common Stock held by such trust or organization and the Transfer to such trust does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust or organization) to such Qualified Stockholder.
(h)    “Permitted IRA” shall mean an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which a Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code;
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provided that in each case such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust.
(i)    “Permitted Transfer” shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:
(i)    by a Qualified Stockholder to (A) one or more Family Members of such Qualified Stockholder, (B) any Permitted Entity of such Qualified Stockholder, (C) any Permitted Foundation of such Qualified Stockholder, or (D) any Permitted IRA of such Qualified Stockholder; or
(ii)    by a Permitted Entity, Permitted Foundation or Permitted IRA of a Qualified Stockholder to (A) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (B) any other Permitted Entity, Permitted Foundation or Permitted IRA of such Qualified Stockholder.
(j)    “Permitted Transferee” shall mean a transferee of shares of Class B Common Stock received in a Permitted Transfer.
(k)    “Permitted Trust” shall mean a bona fide trust where each trustee is (i) a Qualified Stockholder, (ii) a Family Member of such Qualified Stockholder, (iii) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments, or (iv) an individual who may be removed and replaced at the sole discretion of a Qualified Stockholder or a Family Member of such Qualified Stockholder.
(l)    “Qualified Stockholder” shall mean: (i) the record holder of a share of Class B Common Stock as of the Closing Date; (ii) the initial record holder of any shares of Class B Common Stock that are originally issued by the Corporation after the Closing Date pursuant to the exercise, settlement, exchange or conversion of any Option or Convertible Security that, in each case, was outstanding as of the Closing Date; (iii) each natural person who, prior to the Closing Date, transferred shares of capital stock of the Corporation (or a company that combined with the Corporation or a subsidiary of the Corporation) to a Permitted Entity, Permitted Foundation or Permitted IRA that is or becomes a Qualified Stockholder; (iv) each natural person who transferred shares of, or equity awards for, Class B Common Stock (including any Option exercisable or Convertible Security exchangeable for or convertible into shares of Class B Common Stock) to a Permitted Entity, Permitted Foundation or Permitted IRA that is or becomes a Qualified Stockholder; and (v) a Permitted Transferee.
(m)    “Transfer” of a share of Class B Common Stock shall mean any direct or indirect sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), in each case after 11:59 p.m. Eastern Time on the Closing Date, or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise; provided, however, that the following shall not be considered a “Transfer”:
(i)    the granting of a proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;
(ii)    entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (B) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;
(iii)    entering into a voting trust, agreement or arrangement (with or without granting a proxy) pursuant to a written agreement to which the Corporation is a party;
(iv)    the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise
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Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee (including the exercise of any proxy authority granted to such pledgee pursuant to such pledge) shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer;
(v)    the fact that, as of the Closing Date or at any time after the Closing Date, the spouse of any holder of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a Transfer of such shares of Class B Common Stock;
(vi)    entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with a broker or other nominee; provided, however, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale;
(vii)    any redemption, exercise of right of first refusal, purchase or acquisition by the Corporation of a share of Class B Common Stock or any issuance or reissuance by the Corporation of a share of Class B Common Stock; or
(viii)    entering into a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) in connection with a liquidation, dissolution or winding upon of the Corporation (whether voluntary or involuntary), a merger or consolidation of the Corporation with or into any other entity or any other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation, or a transaction or series of related transactions to which the Corporation is a party in which shares of the Corporation are transferred such that in excess of fifty percent (50%) of the Corporation’s voting power is transferred, or in connection with consummating the actions or transactions contemplated thereby (including, without limitation, tendering or voting shares of Class B Common Stock in connection with such a transaction, the consummation of such a transaction or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock or any legal or beneficial interest in shares of Class B Common Stock in connection with such a transaction); provided that any sale, tender, assignment, transfer, conveyance, hypothecation or other transfer or disposition of Class B Common Stock or any legal or economic interest therein pursuant to such a transaction, or any grant of a proxy over Class B Common Stock with respect to such a transaction without specific instructions as to how to vote such Class B Common Stock, in each case, will constitute a “Transfer” of such Class B Common Stock unless such transaction was approved by the Board of Directors prior to the taking of such action.
A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (A) an entity that is a Permitted Entity, Permitted Foundation or Permitted IRA, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity, Permitted Foundation or Permitted IRA or (B) an entity that is a Qualified Stockholder, if, in either case, there occurs a transfer on a cumulative basis, from and after the Closing Date, of a majority of the voting power of the voting securities, or securities that otherwise entitle a party to elect a majority of the members of the board of directors or governing body, of such entity or any direct or indirect Parent of such entity, other than a transfer to parties that are, as of the Closing Date, holders of voting securities of any such entity or Parent of such entity.
(n)    “Voting Control” shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.
6.    Status of Converted Stock. In the event any shares of Class B Common Stock are converted into shares of Class A Common Stock pursuant to this Article V, the shares of Class B Common Stock so converted shall be cancelled, retired and eliminated and shall not be reissued by the Corporation.
7.    Effect of Conversion on Payment of Dividends. Notwithstanding anything to the contrary in Sections 1, 2 or 3 of this Article V, if the date on which any share of Class B Common Stock is converted into Class A Common Stock pursuant to the provisions of Sections 1, 2 or 3 of this Article V occurs after the record date for the determination of the holders of Class B Common Stock entitled to receive any dividend or distribution to be paid on the shares of Class B Common Stock, the holder of such shares of Class B Common Stock as of such record date will be entitled to receive such dividend or distribution on such payment date; provided, that, notwithstanding any
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other provision of this Restated Certificate of Incorporation, to the extent that any such dividend or distribution is payable in shares of Class B Common Stock, such shares of Class B Common Stock shall automatically be converted to Class A Common Stock on a one-to-one basis.
8.    Reservation. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting conversions of shares of Class B Common Stock into Class A Common Stock, such number of duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock. If at any time the number of authorized and unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Corporation shall promptly take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, obtaining the requisite stockholder approval of any necessary amendment to this Restated Certificate of Incorporation. All shares of Class A Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and non-assessable shares. The Corporation shall take all such action as may be necessary to ensure that all such shares of Class A Common Stock may be so issued without violation of any applicable law or regulation.
9.    Determinations by the Board of Directors. In case of an ambiguity in the application of any provision set forth in this Article V or in the meaning of any term or definition set forth in this Article V, the Board of Directors (but not a committee thereof), shall have the power to determine, in its sole discretion, the application of any such provision or any such term or definition with respect to any situation based on the facts believed in good faith by it. A determination of the Board of Directors in accordance with the preceding sentence shall be conclusive and binding on the stockholders of the Corporation. Such determination shall be evidenced in a writing adopted by the Board of Directors, and such writing shall be made available for inspection by any holder of capital stock of the Corporation at the principal executive offices of the Corporation.
ARTICLE VI:    AMENDMENT OF BYLAWS
The Board of Directors shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board of Directors shall require the approval of a majority of the Whole Board. For purposes of this Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Restated Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Bylaws, provided, further, that, in the case of any proposed adoption, amendment or repeal of any provisions of the Bylaws that is approved by at least two-thirds (2/3) of the Whole Board and submitted to the stockholders for adoption thereby, then only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal any such provision of the Bylaws.
ARTICLE VII:    MATTERS RELATING TO THE BOARD OF DIRECTORS
1.    Director Powers. Except as otherwise provided by the General Corporation Law or this Restated Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
2.    Terms; Removal; Number of Directors; Vacancies and Newly Created Directorships.
2.1.    The directors shall be divided, with respect to the time for which they severally hold office, into three classes as nearly equal in size as is practicable, designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes of the Classified Board. The initial term of office of the Class I directors shall expire at the
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Corporation’s first annual meeting of stockholders following the Closing Date, the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Closing Date, and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Closing Date. At each annual meeting of stockholders following the Closing Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election.
2.2.    Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission.
2.3.    No director may be removed from the Board of Directors except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
2.4.    The total number of directors constituting the Whole Board shall be fixed from time to time exclusively by resolution adopted by a majority of the Whole Board. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any director. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall continue as a director of the class of which he or she is a member and (b) the newly created or eliminated directorship resulting from such increase or decrease shall be apportioned by the Board of Directors among the classes of directors so as to make all classes as nearly equal in number as is practicable.
2.5.    Any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires and until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal.
2.6.    The foregoing provisions of this Section 2 of Article VII shall not apply to any directorship elected separately by one or more classes or series of Preferred Stock hereinafter designated pursuant to Article IV, Section 2.1 unless the terms of such designation so provide.
2.7.    In case of an ambiguity in the application of any provision set forth in this Section 2 of Article VII or in the meaning of any term or definition set forth in this Section 2 of Article VII (including any such term used in any other provision of this Restated Certificate of Incorporation), the Board of Directors, or a committee thereof, shall have the power to determine, in its sole discretion, the application of any such provision or any such term or definition with respect to any situation based on the facts believed in good faith by it. A determination of the Board of Directors (or a committee thereof, as applicable) in accordance with the preceding sentence shall be conclusive and binding on the stockholders of the Corporation. Such determination shall be evidenced in a writing adopted by the Board of Directors (or a committee thereof, as applicable), and such writing shall be made available for inspection by any holder of capital stock of the Corporation at the principal executive offices of the Corporation.
3.    Vote by Ballot. Election of directors need not be by written ballot unless the Bylaws shall so provide.
ARTICLE VIII:    DIRECTOR LIABILITY
1.    Limitation of Liability. To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.
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2.    Change in Rights. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this Article VIII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.
ARTICLE IX:    MATTERS RELATING TO STOCKHOLDERS
1.    No Action by Written Consent of Stockholders. Subject to the rights of any series of Preferred Stock then outstanding, no action shall be taken by the stockholders of the Corporation except at a duly called annual or special meeting of stockholders and no action shall be taken by the stockholders of the Corporation by written consent in lieu of a meeting.
2.    Special Meeting of Stockholders. Special meetings of the stockholders of the Corporation may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws) or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by the stockholders or any other person or persons.
3.    Advance Notice of Stockholder Nominations and Business Transacted at Special Meetings. Advance notice of stockholder nominations for the election of directors of the Corporation and of business to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws. Business transacted at special meetings of stockholders shall be limited to the purpose or purposes stated in the notice of meeting.
ARTICLE X:    SEVERABILITY
If any provision of this Restated Certificate of Incorporation shall be held to be invalid, illegal, or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Restated Certificate of Incorporation (including without limitation, all portions of any section of this Restated Certificate of Incorporation containing any such provision held to be invalid, illegal, or unenforceable, which is not invalid, illegal, or unenforceable) shall remain in full force and effect.
ARTICLE X:    AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION
1.    General. The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any provision of this Restated Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote (but subject to Section 2 of Article IV hereof), but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Restated Certificate of Incorporation (including any Certificate of Designation), and subject to Sections 1 and 2.1 of Article IV, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, this Section 1 of this Article XI, Sections 1.2 and 2 of Article IV, or Article V, Article VI, Article VII, Article VIII, Article IX, Article X or Article XII (the “Specified Provisions”); provided, further, that, if two-thirds (2/3) of the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class (in addition to any other vote of the holders of any class or series of stock of the Corporation required by law or by this Restated Certificate of Incorporation, including any Certificate of Designation), shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions. Notwithstanding anything to the contrary herein, prior to an Automatic Conversion, and in addition to any other vote required pursuant to this Article XI, the Corporation shall not, without the prior
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affirmative vote of the holders of at least two-thirds (2/3) of the then-outstanding shares of Class B Common Stock, voting separately as a single class:
1.1.    directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of this Restated Certificate of Incorporation inconsistent with, or otherwise alter, any provision of this Restated Certificate of Incorporation relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Common Stock;
1.2.    reclassify any outstanding shares of Class A Common Stock into shares having rights as to dividends or liquidation that are senior to the Class B Common Stock or the right to have more than one (1) vote for each share thereof; or
1.3.    authorize, or issue any shares of, any class or series of capital stock of the Corporation (other than Class B Common Stock) having the right to more than one (1) vote for each share thereof.
2.    Changes to or Inconsistent with Section 3 of Article IV. Notwithstanding any other provision of this Restated Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Restated Certificate of Incorporation (including any Certificate of Designation), the affirmative vote of the holders of Class A Common Stock representing at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of Class A Common Stock, voting separately as a single class, and the affirmative vote of the holders of Class B Common Stock representing at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of Class B Common Stock, voting separately as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, Section 3 of Article IV or this Section 2 of this Article XI.
ARTICLE XII:    CHOICE OF FORUM; EXCLUSIVE FORUM
1.    Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation arising pursuant to any provision of the General Corporation Law, this Restated Certificate of Incorporation or the Bylaws or as to which the General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of this Restated Certificate of Incorporation or the Bylaws; (v) any action asserting a claim against the Corporation governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the General Corporation Law.
2.    Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or any successor thereto or, to the fullest extent permitted by law, under the Exchange Act, or any successor thereto.
3.    Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XII. Failure to enforce the foregoing provisions of this Article XII would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.
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IN WITNESS WHEREOF, the undersigned has executed and acknowledged this Amended and Restated Certificate of Incorporation this ___ day of _______________, 2021.

KHOSLA VENTURES ACQUISITION CO. II

By:
Name:
Title:
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ANNEX D

NEXTDOOR HOLDINGS, INC.
(a Delaware corporation)
RESTATED BYLAWS
As Adopted [   ], 2021 and
As Effective [   ], 2021

NEXTDOOR HOLDINGS, INC.
(a Delaware corporation)
RESTATED BYLAWS

NEXTDOOR HOLDINGS, INC.
(a Delaware corporation)
RESTATED BYLAWS
As Adopted [ ], 2021 and
As Effective [ ], 2021
ARTICLE I:    STOCKHOLDERS
Section 1.1:    Annual Meetings. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors (the “Board”) of Nextdoor Holdings, Inc. (the “Corporation”) shall each year fix. The meeting may be held either at a place, within or without the State of Delaware as permitted by the Delaware General Corporation Law (the “DGCL”), or by means of remote communication as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting.
Section 1.2:    Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called in the manner set forth in the Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.
Section 1.3:    Notice of Meetings. Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law (including, without limitation, as set forth in Section 6.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining the stockholders entitled to notice of the meeting). In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.
Section 1.4:    Adjournments. Notwithstanding Section 1.5 of these Bylaws, the chairperson of the meeting shall have the power to adjourn the meeting to another time, date and place (if any) regardless of whether a quorum is present, at any time and for any reason. Any meeting of stockholders, annual or special, may be adjourned from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. To the fullest extent permitted by law, if a quorum is present at the original meeting, it shall also be deemed present at the adjourned meeting. To the fullest extent permitted by law, the Board may postpone, reschedule or cancel at any time and for any reason any previously scheduled special or annual meeting of
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stockholders before it (or any adjournment) is to be held, regardless of whether any notice or public disclosure with respect to any such meeting (or adjournment) has been sent or made pursuant to Section 1.3 hereof or otherwise, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.
Section 1.5:    Quorum. Except as otherwise required by applicable law or as provided by the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes;provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum, including, to the fullest extent permitted by law, at any adjournment thereof (unless a new record date is fixed for the adjourned meeting).
Section 1.6:    Organization. Meetings of stockholders shall be presided over by (a) such person as the Board may designate, or (b) in the absence of such a person, the Chairperson of the Board, or (c) in the absence of such person, the Lead Independent Director, or, (d) in the absence of such person, the Chief Executive Officer of the Corporation, or (e) in the absence of such person, the President of the Corporation, or (f) in the absence of such person, by a Vice President. The Secretary of the Corporation shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
Section 1.7:    Voting; Proxies. Each stockholder of record entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes cast by the holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. At all meetings of stockholders at which a quorum is present, unless a different or minimum vote is required by applicable law, rule or regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, in which case such different or minimum vote shall be the applicable vote on the matter, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each class or series, the holders of a majority of the voting power of the shares of stock of that class or series present in person or represented by proxy at the meeting voting for or against such matter).
Section 1.8:    Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 p.m. Eastern Time on the
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day next preceding the day on which notice is given, or, if notice is waived, at 5:00 p.m. Eastern Time on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60) days prior to such action. If no such record date is fixed by the Board, then the record date for determining stockholders for any such purpose shall be at 5:00 p.m. Eastern Time on the day on which the Board adopts the resolution relating thereto.
Section 1.9:    List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing herein shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (a) on a reasonably accessible electronic network as permitted by applicable law (provided that the information required to gain access to the list is provided with the notice of the meeting), or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is held at a location where stockholders may attend in person, a list of stockholders entitled to vote at the meeting shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders.
Section 1.10:    Inspectors of Elections.
1.10.1    Applicability. Unless otherwise required by the Certificate of Incorporation or by applicable law, the following provisions of this Section 1.10 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.10 shall be optional, and at the discretion of the Board.
1.10.2    Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting.
1.10.3    Inspector’s Oath. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.
1.10.4    Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (a) ascertain the number of shares outstanding and the voting power of each share, (b) determine the shares represented at a
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meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.
1.10.5    Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.
1.10.6    Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies pursuant to Section 211(a)(2)b.(i) of the DGCL, or in accordance with Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.10 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.
Section 1.11:    Conduct of Meetings. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) limitations on the time (if any) allotted to questions or comments by participants; (f) restricting the use of audio/video recording devices and cell phones; and (g) complying with any state and local laws and regulations concerning safety and security. The chairperson of any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such chairperson should so determine, such chairperson shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
Section 1.12:    Notice of Stockholder Business; Nominations.
1.12.1    Annual Meeting of Stockholders.
(a)    Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the Corporation’s notice of such meeting (or any supplement thereto), (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.12 (the “Record Stockholder”), who is entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 1.12 in all applicable
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respects. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders, and such stockholder must fully comply with the notice and other procedures set forth in this Section 1.12 to bring such nominations or other business properly before an annual meeting.
(b)    For nominations or other business to be properly brought before an annual meeting by a Record Stockholder pursuant to Section 1.12.1(a):
(i)    the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and have provided any updates or supplements to such notice at the times and in the forms required by this Section 1.12;
(ii)    such other business (other than the nomination of persons for election to the Board) must otherwise be a proper matter for stockholder action;
(iii)    if the Proposing Person (as defined below) has provided the Corporation with a Solicitation Notice (as defined below), such Proposing Person must, in the case of a proposal other than the nomination of persons for election to the Board, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Record Stockholder, and must, in either case, have included in such materials the Solicitation Notice; and
(iv)    if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1.12, the Proposing Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.12.
To be timely, a Record Stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern Time on the ninetieth (90th) day nor earlier than 5:00 p.m. Eastern Time on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of the Corporation’s first annual meeting following its initial public offering, for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.12.3 of these Bylaws); provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the Record Stockholder to be timely must be so delivered (A) no earlier than 5:00 p.m. Eastern Time on the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than 5:00 p.m. Eastern Time on the later of the ninetieth (90th) day prior to such annual meeting or 5:00 p.m. Eastern Time on the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for providing the Record Stockholder’s notice.
(c)    As to each person whom the Record Stockholder proposes to nominate for election or reelection as a director, in addition to the matters set forth in paragraph (e) below, such Record Stockholder’s notice shall set forth:
(i)     the name, age, business address and residence address of such person;
(ii)    the principal occupation or employment of such nominee;
(iii)    the class, series and number of any shares of stock of the Corporation that are beneficially owned or owned of record by such person or any Associated Person (as defined in Section 1.12.4(c));
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(iv)    the date or dates such shares were acquired and the investment intent of such acquisition;
(v)    all other information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder;
(vi)    such person’s written consent (A) to being named in the Corporation’s proxy statement as a nominee, (B) to the public disclosure of information regarding or related to such person provided to the Corporation by such person or otherwise pursuant to this Section 1.12 and (C) to serving as a director, if elected;
(vii)    whether such person meets the independence requirements of the stock exchange upon which the Corporation’s Class A Common Stock is primarily traded;
(viii)    a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such Proposing Person or any of its respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Proposing Person or any of its respective affiliates and associates were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and
(ix)    a completed and signed questionnaire, representation and agreement required by Section 1.12.2 of these Bylaws.
(d)    As to any business other than the nomination of a director or directors that the Record Stockholder proposes to bring before the meeting, in addition to the matters set forth in paragraph (e) below, such Record Stockholder’s notice shall set forth:
(i)    a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; and
(ii)    a description of all agreements, arrangements and understandings between or among any such Proposing Person and any of its respective affiliates or associates, on the one hand, and any other person or persons, on the other hand, (including their names) in connection with the proposal of such business by such Proposing Person;
(e)    As to each Proposing Person giving the notice, such Record Stockholder’s notice shall set forth:
(i)    the current name and address of such Proposing Person, including, if applicable, their name and address as they appear on the Corporation’s stock ledger, if different;
(ii)    the class or series and number of shares of stock of the Corporation that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future;
(iii)    whether and the extent to which any derivative interest in the Corporation’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be
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subject to settlement in the underlying class or series of shares of the Corporation or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement (any of the foregoing, a “Derivative Instrument”), as well as any rights to dividends on the shares of any class or series of shares of the Corporation that are separated or separable from the underlying shares of the Corporation) or any short interest in any security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any increase or decrease in the value of the subject security, including through performance-related fees) is held directly or indirectly by or for the benefit of such Proposing Person, including without limitation whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of the Corporation (any of the foregoing, a “Short Interest”);
(iv)    any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such Proposing Person or any of its respective affiliates or associates is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;
(v)    any direct or indirect material interest in any material contract or agreement with the Corporation, any affiliate of the Corporation or any Competitor (as defined below) (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);
(vi)    any significant equity interests or any Derivative Instruments or Short Interests in any Competitor held by such Proposing Person and/or any of its respective affiliates or associates;
(vii)    any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any Competitor, on the other hand;
(viii)    all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by such Proposing Person and/or any of its respective affiliates or associates;
(ix)    any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder;
(x)    such Proposing Person’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 1.12;
(xi)    a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in Section 1.12.4(c)) with such Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons;
(xii)    a representation that the Record Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;
(xiii)    a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the
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percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent being a “Solicitation Notice”); and
(xiv)    any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of the Corporation.
The disclosures to be made pursuant to the foregoing clauses (ii), (iii), (iv) and (vi) shall not include any information with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.
(f)    A stockholder providing written notice required by this Section 1.12 shall update such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for determining the stockholders entitled to notice of the meeting and (ii) 5:00 p.m. Eastern Time on the tenth (10th) business day prior to the meeting or any adjournment or postponement thereof. In the case of an update pursuant to clause (i) of the foregoing sentence, such update shall be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to notice of the meeting, and in the case of an update and supplement pursuant to clause (ii) of the foregoing sentence, such update and supplement shall be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than eight (8) business days prior to the date for the meeting, and, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed). For the avoidance of doubt, the obligation to update as set forth in this paragraph shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders.
(g)    Notwithstanding anything in Section 1.12 or any other provision of the Bylaws to the contrary, any person who has been determined by a majority of the Whole Board to have violated Section 2.11 of these Bylaws or a Board Confidentiality Policy (as defined below) while serving as a director of the Corporation in the preceding five (5) years shall be ineligible to be nominated to serve as a member of the Board, absent a prior waiver for such nomination approved by two-thirds of the Whole Board.
1.12.2    Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee of any stockholder for election or reelection as a director of the Corporation, the person proposed to be nominated must deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.12 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a completed and signed questionnaire in the form required by the Corporation (which form the stockholder shall request in writing from the Secretary of the Corporation and which the Secretary shall provide to such stockholder within ten days of receiving such request) with respect to the background and qualification of such person to serve as a director of the Corporation and the background of any other person or entity on whose behalf, directly or indirectly, the nomination is being made and a signed representation and agreement (in the form available from the Secretary upon written request) that such person: (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (b) is not and will not become a party to any Compensation Arrangement (as defined below) that has not been disclosed therein, (c) if elected as a director of the Corporation, will comply with all informational and similar requirements of applicable insurance policies and laws and regulations in connection with service or action as a director of the Corporation, (d) if elected as a director of the Corporation, will comply with all corporate governance, conflict of interest, stock ownership requirements, confidentiality and trading policies and guidelines of the Corporation publicly disclosed from time to time, (e) if elected as a director of the Corporation, will act in the best interests of the Corporation and
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its stockholders and not in the interests of individual constituencies, (f) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director and (g) intends to serve as a director for the full term for which such individual is to stand for election.
1.12.3    Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (a) by or at the direction of the Board or any committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice and other procedures set forth in this Section 1.12.3 in all applicable respects. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.12.1(b) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation (i) no earlier than the one hundred and twentieth (120th) day prior to such special meeting and (ii) no later than 5:00 p.m. Eastern Time on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for providing such notice.
1.12.4    General.
(a)    Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 1.12 shall be eligible to be elected at a meeting of stockholders and serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.12. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.12 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.12, unless otherwise required by law, if the stockholder (or a Qualified Representative of the stockholder (as defined below)) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.
(b)    Notwithstanding the foregoing provisions of this Section 1.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.12 shall be deemed to affect any rights of (i) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) the holders of any series of Common Stock or Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.
(c)    For purposes of these Bylaws the following definitions shall apply:
(i)    a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or toward a common goal relating to the management, governance or control of the Corporation in substantial parallel with, such other person where (A) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (B) at least one additional factor suggests that such persons intend to act in concert or in substantial parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately),
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attending meetings, conducting discussions or making or soliciting invitations to act in concert or in substantial parallel; provided that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) (or any successor provision) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person;
(ii)    “affiliate” and “associate” shall have the meanings ascribed thereto in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”); provided, however, that the term “partner” as used in the definition of “associate” shall not include any limited partner that is not involved in the management of the relevant partnership;
(iii)    “Associated Person” shall mean with respect to any subject stockholder or other person (including any proposed nominee) (A) any person directly or indirectly controlling, controlled by or under common control with such stockholder or other person, (B) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or other person, (C) any associate of such stockholder or other person, and (D) any person directly or indirectly controlling, controlled by or under common control or Acting in Concert with any such Associated Person;
(iv)    “Compensation Arrangement” shall mean any direct or indirect compensatory payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, including any agreement, arrangement or understanding with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy, nomination, service or action as a nominee or as a director of the Corporation;
(v)    “Competitor” shall mean any entity that provides products or services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates;
(vi)    “Proposing Person” shall mean (A) the Record Stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting, (B) the beneficial owner or beneficial owners, if different, on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made, and (C) any Associated Person on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made;
(vii)    “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and
(viii)    to be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager, trustee or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the meeting. The Secretary of the Corporation, or any other person who shall be appointed to serve as secretary of the meeting, may require, on behalf of the Corporation, reasonable and appropriate documentation to verify the status of a person purporting to be a “Qualified Representative” for purposes hereof.
Section 1.13:    Delivery to the Corporation. Whenever this Article I requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), the Corporation shall not be required to accept delivery of such document or information
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unless the document or information is in writing (and not in an electronic transmission) and delivered by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested.
ARTICLE II:    BOARD OF DIRECTORS
Section 2.1:    Number; Qualifications. The total number of directors constituting the Whole Board shall be fixed from time to time in the manner set forth in the Certificate of Incorporation and the term “Whole Board” shall have the meaning specified in the Certificate of Incorporation. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.
Section 2.2:    Election; Resignation; Removal; Vacancies. Election of directors need not be by written ballot. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at a later time or upon the happening of an event. Subject to the special rights of holders of any series of Preferred Stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law. All vacancies occurring in the Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth in the Certificate of Incorporation.
Section 2.3:    Regular Meetings. Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board.
Section 2.4:    Special Meetings. Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director or a majority of the members of the Board then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by or at the direction of the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission; provided, however, that if, under the circumstances, the Chairperson of the Board, the Lead Independent Director or the Chief Executive Officer calling a special meeting deems that more immediate action is necessary or appropriate, notice may be delivered on the day of such special meeting. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.
Section 2.5:    Remote Meetings Permitted. Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other communications equipment shall constitute presence in person at such meeting.
Section 2.6:    Quorum; Vote Required for Action. At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.
Section 2.7:    Organization. Meetings of the Board shall be presided over by (a) the Chairperson of the Board, or (b) in the absence of such person, the Lead Independent Director, or (c) in such person’s absence, by the Chief Executive Officer, or (d) in such person’s absence, by a chairperson chosen by the Board at the meeting. The Secretary shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
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Section 2.8:    Unanimous Action by Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents shall be filed with the minutes of proceedings of the Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
Section 2.9:    Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
Section 2.10:    Compensation of Directors. Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board.
Section 2.11:    Confidentiality. Each director shall maintain the confidentiality of, and shall not share with any third party person or entity (including third parties that originally sponsored, nominated or designated such director (the “Sponsoring Party”)), any nonpublic information learned in their capacities as directors, including communications among Board members in their capacities as directors. The Board may adopt a board confidentiality policy further implementing and interpreting this bylaw (a “Board Confidentiality Policy”). All directors are required to comply with this bylaw and any such Board Confidentiality Policy unless such director or the Sponsoring Party for such director has entered into a specific written agreement with the Corporation, in either case as approved by the Board, providing otherwise with respect to such confidential information.
Section 2.12:    Emergency Bylaws. This Section 2.12 shall be operative during any emergency condition as contemplated by Section 110 of the DGCL (an “Emergency”), notwithstanding any different or conflicting provisions in these Bylaws, the Certificate of Incorporation or the DGCL. In the event of any Emergency, or other similar emergency condition, the director or directors in attendance at a meeting of the Board or a standing committee thereof shall constitute a quorum. Such director or directors in attendance may further take action to appoint one or more of themselves or other directors to membership on any standing or temporary committees of the Board as they shall deem necessary and appropriate. Except as the Board may otherwise determine, during any Emergency, the Corporation and its directors and officers, may exercise any authority and take any action or measure contemplated by Section 110 of the DGCL.
ARTICLE III:    COMMITTEES
Section 3.1:    Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting, or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.
Section 3.2:    Committee Rules. Each committee shall keep records of its proceedings and make such reports as the Board may from time to time request. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one or more subcommittees, each
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subcommittee to consist of one or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.
ARTICLE IV:    OFFICERS; CHAIRPERSON; LEAD INDEPENDENT DIRECTOR
Section 4.1:    Generally. The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a President, a Secretary and a Treasurer and may consist of such other officers, including, without limitation, a Chief Financial Officer, and one or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board; provided, however, that the Board may empower the Chief Executive Officer of the Corporation to appoint any officer other than the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal. Any number of offices may be held by the same person. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board and the Board may, in its discretion, leave unfilled, for such period as it may determine, any offices. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal.
Section 4.2:    Chief Executive Officer. Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:
(a)    to act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation; and
(b)    to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation (if any); and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.
Section 4.3:    Chairperson of the Board. Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe. The Chairperson of the Board may or may not be an officer of the Corporation.
Section 4.4:    Lead Independent Director. The Board may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all Board meetings at which the Chairperson of the Board is not present and shall exercise such other powers and duties as may from time to time be assigned to him or her by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Class A Common Stock is primarily traded.
Section 4.5:    President. The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision
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and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.
Section 4.6:    Chief Financial Officer. The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer, or as the Board or the Chief Executive Officer may from time to time prescribe.
Section 4.7:    Treasurer. The person holding the office of Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.
Section 4.8:    Vice President. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President or that are delegated to him or her by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer’s or President’s absence or disability.
Section 4.9:    Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.
Section 4.10:    Delegation of Authority. Notwithstanding any provision hereof, the Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation.
Section 4.11:    Removal. Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board; provided that if the Board has empowered the Chief Executive Officer to appoint any officer of the Corporation, then such officer may also be removed by the Chief Executive Officer. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.
ARTICLE V:    STOCK
Section 5.1:    Certificates; Uncertificated Shares. The shares of capital stock of the Corporation shall be uncertificated shares; provided, however, that the resolution of the Board that the shares of capital stock of the Corporation shall be uncertificated shares shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the foregoing, the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation, by any two authorized officers of the Corporation (it being understood that each of the Chairperson of the Board, the Vice-Chairperson of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, and any Assistant Secretary shall be an authorized officer for such purpose), representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.
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Section 5.2:    Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
Section 5.3:    Other Regulations. Subject to applicable law, the Certificate of Incorporation and these Bylaws, the issue, transfer, conversion and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.
ARTICLE VI:    NOTICES
Section 6.1:    Notice.
6.1.1    Form and Delivery. Except as otherwise required by law, notice may be given in writing directed to a stockholder’s mailing address as it appears on the records of the Corporation and shall be given: (a) if mailed, when notice is deposited in the U.S. mail, postage prepaid; and (b) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address. So long as the Corporation is subject to the Securities and Exchange Commission’s proxy rules set forth in Regulation 14A under the Exchange Act, notice shall be given in the manner required by such rules. To the extent permitted by such rules, or if the Corporation is not subject to Regulation 14A, notice may be given by electronic transmission directed to the stockholder’s electronic mail address, and if so given, shall be given when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the DGCL. If notice is given by electronic mail, such notice shall comply with the applicable provisions of Sections 232(a) and 232(d) of the DGCL. Notice may be given by other forms of electronic transmission with the consent of a stockholder in the manner permitted by Section 232(b) of the DGCL and shall be deemed given as provided therein.
6.1.2    Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
Section 6.2:    Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.
ARTICLE VII:    INTERESTED DIRECTORS
Section 7.1:    Interested Directors. No contract or transaction between the Corporation and one or more of its members of the Board or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his, her or their relationship or interest and as to the contract or transaction are
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disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.
Section 7.2:    Quorum. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes a contract or transaction described in Section 7.1 of this Article VII.
ARTICLE VIII:    INDEMNIFICATION
Section 8.1:    Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.
Section 8.2:    Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.
Section 8.3:    Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a
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presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.
Section 8.4:    Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.
Section 8.5:    Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 8.6:    Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.
Section 8.7:    Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided, however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.
Section 8.8:    Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.
Section 8.9:    Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.
Section 8.10:    Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
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ARTICLE IX:    MISCELLANEOUS
Section 9.1:    Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board.
Section 9.2:    Seal. The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.
Section 9.3:    Form of Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of any other information storage device, method or one or more electronic networks or databases (including one or more distributed electronic networks or databases), electronic or otherwise, provided that the records so kept can be converted into clearly legible paper form within a reasonable time and otherwise comply with the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.
Section 9.4:    Reliance Upon Books and Records. A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.
Section 9.5:    Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.
Section 9.6:    Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.
Section 9.7:    Time Periods. In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used (unless otherwise specified herein), the day of the doing of the act shall be excluded, and the day of the event shall be included.
Section 9.8:    Lock-Up.
9.8.1    Subject to Section 9.8.2, the Lock-up Holders may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”). During the Lock-up Period, the Lock-up Holders shall not engage in any hedging or other transaction designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of Class A Common Stock or Class B Common Stock or any securities convertible, settleable into or exercisable or exchangeable for Class A Common Stock or Class B Common Stock, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than a Lock-up Holder.
9.8.2    Notwithstanding the provisions set forth in Section 9.8.1, the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period
(a)    to (i) the Corporation’s officers or directors, or (ii) the other Lock-up Holders or any direct or indirect partners, members or equity holders of the Lock-up Holders, any direct or indirect affiliates (as defined
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under Rule 12b-2 of the Exchange Act) of the Lock-Up Holders or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;
(b)    in the case of an individual, by bona fide gift for no consideration to (i) a member of the individual’s immediate family, (ii) a trust for the direct or indirect benefit of the Lock-up Holder or the immediate family of the Lock-up Holder in a transaction not involving a disposition for value, (iii) to a trust for estate planning purposes, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or (iv) a charitable organization that is tax-exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;
(c)    in the case of an individual (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Lock-up Holder upon the death of the Lock-up Holder, or (y) by operation of law pursuant to orders of a court or regulatory agency, a domestic order or negotiated divorce settlement;
(d)    in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof, approved by the Board of Directors;
(e)    to the Corporation;
(f)    in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of Class A Common Stock or Class B Common Stock for cash, securities or other property subsequent to the closing date of the Business Combination Transaction (such transaction, a “Change of Control”); provided that, in the event that such Change of Control transaction is not consummated, this clause (g) shall not be applicable and the Lock-up Shares shall remain subject to the restrictions contained in this Section 9.8;
(g)    in case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of the Lock-up Holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Lock-up Holder or affiliates of the Lock-up Holder (including, for the avoidance of doubt, where the Lock-up Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition without consideration by the undersigned to its stockholders, partners, members or other equity holders;
(h)    (A) to the Corporation for the purposes of exercising (including for the payment of tax withholdings or remittance payments due as a result of such exercise) on a “net exercise” or “cashless exercise” basis options to purchase Class B Common Stock or Class A Common Stock and (B) in connection with the vesting or settlement of restricted stock units, including any transfer to the Corporation for the payment of tax withholdings or remittance payments due as a result of the vesting or settlement of such restricted stock units, and any transfer necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting or settlement of restricted stock units whether by means of a “net settlement” or otherwise, provided that in all such cases described in subclauses (A) and (B), any such shares of Class B Common Stock or Class A Common Stock received upon such exercise, vesting or settlement shall be subject to the terms of this Section 9.8;
(i)    entering into a written plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, relating to the sale of Class A Common Stock, provided that no such sales occur during the Lock-up Period; or
(j)    a conversion of Class B Common Stock to Class A Common Stock in accordance with the Certificate of Incorporation, provided that the shares of Class A Common Stock shall remain subject to the transfer restrictions in this Section 9.8;
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provided, however, that in the case of clauses (a) through (d) and (g) these Permitted Transferees must enter into a written agreement with the Corporation agreeing to be bound by the transfer restrictions in this Section 9.8. The parties acknowledge and agree that any Permitted Transferee of a Lock-up Holder shall be subject to the transfer restrictions set forth in this Section 9.8. In order to enforce the foregoing transfer restrictions, the Corporation may impose stop-transfer instructions with respect to the Lock-up Shares (and the shares or securities of every other Person subject to the foregoing restriction) until the end of such period.
9.8.3    Notwithstanding the other provisions set forth in this Section 9.8, the Board may, in its sole discretion, determine to waive, release, repeal or terminate the Lock-up obligations set forth herein.
9.8.4    Notwithstanding anything in Section 9.8.3, in the event that a discretionary waiver, release, repeal or termination is granted to any Major Holder of the Corporation (as defined below) relating to the lockup restrictions set forth in this Section 9.8 for the Lock-up Shares, the same percentage of Lock-up Shares held by the other Lock-up Holders shall be immediately released on the same terms from the applicable lockup restrictions set forth in Section 9.8.  Notwithstanding any other provisions of these Bylaws, the terms of this paragraph shall not apply (i) in the case of any underwritten public offering of Class A Common Stock or (ii) in the event of a discretionary waiver, release, repeal or termination that is granted to an officer, director or employee of the Corporation due to circumstances of an emergency or hardship as determined by the Board of Directors in its sole discretion.
9.8.5    For purposes of this Section 9.8:
(a)    the term “Business Combination Transaction” shall mean the merger contemplated by the Merger Agreement;
(b)    the term “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin;
(c)    the term “Lock-up Holders” means (a) former stockholders of Nextdoor, Inc., a Delaware corporation (“Old Nextdoor”), and (b) former holders of Old Nextdoor restricted stock units, stock options or other equity awards outstanding immediately prior to the effective time of Business Combination Transaction;
(d)    the term “Lock-up Period” means the period beginning on the closing date of the Business Combination Transaction and ending on the date that is 180 days after the closing date of the Business Combination Transaction;
(e)    the term “Lock-up Shares” means (i) the shares of Class A Common Stock or Class B Common Stock issued to Lock-Up Holders pursuant to the Business Combination Transaction (and any shares issued upon conversion, substitution or exchange thereof) and (ii) to directors, officers, employees, advisors and consultants of the Corporation upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Business Combination Transaction in respect of awards of Old Nextdoor outstanding immediately prior to the closing of the Business Combination Transaction, which for the avoidance does not include in either case any shares of Class A Common Stock acquired in the public market or pursuant to the PIPE Transaction pursuant to a subscription agreement where the issuance of Class A Common Stock occurs substantially concurrently with the closing of the Business Combination Transaction;
(f)    the term “Major Holder” means each officer and director of the Corporation and each record or beneficial owner, immediately following the closing of the Business Combination Transaction, of, in the aggregate, more than 1% of the outstanding shares of Class A Common Stock and Class B Common Stock (for purposes of determining record or beneficial ownership of a stockholder, all shares of Class A Common Stock and Class B Common Stock held by investment funds affiliated with such stockholders shall be aggregated);
(g)    the term “Merger Agreement” means the agreement and plan of merger entered into by and among Khosla Ventures Acquisition Co. II, Nextdoor, Inc. and Lorelei Merger Sub Inc., dated as of July 6, 2021, as amended from time to time;
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(h)    the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of Class A Common Stock or Class B Common Stock prior to the expiration of the Lock-up Period pursuant to Section 9.8.2; and
(i)    the term “Transfer” means the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
ARTICLE X:    AMENDMENT
Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, and any adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as expressly provided in the Certificate of Incorporation.
________________________
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CERTIFICATION OF RESTATED BYLAWS
OF
NEXTDOOR HOLDINGS, INC.
(a Delaware corporation)
I, John Orta, certify that I am Secretary of Nextdoor Holdings, Inc., a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification, that the attached Bylaws are a true and complete copy of the Restated Bylaws of the Corporation in effect as of the date of this certificate.

Dated: [▪], 2021

Secretary
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ANNEX E
FORM OF SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on July 6, 2021, by and between Khosla Ventures Acquisition Co. II, a Delaware corporation (“KVSB”), and the undersigned subscriber (the “Investor”).
WHEREAS, this Subscription Agreement is being entered into in connection with the Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among KVSB, Nextdoor, Inc., a Delaware corporation (the “Company”), Lorelei Merger Sub, Inc., a Delaware corporation (“KVSB Merger Sub”), and the other parties thereto, in substantially the form provided to the Investor prior to the date hereof, pursuant to which, among other things, KVSB Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of KVSB, and KVSB will change its name to “Nextdoor Holdings, Inc.” (or such other name agreed to by KVSB and Company), on the terms and subject to the conditions therein (the “Transaction”);
WHEREAS, in connection with the Transaction, KVSB is seeking commitments from interested investors to purchase, prior to the closing of the Transaction, shares of KVSB’s Class A common stock, par value $0.001 per share, as such shares will exist as Class A common stock following the Transaction (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Subscription Price”);
WHEREAS, the aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount;” and
WHEREAS, substantially concurrently with the execution of this Subscription Agreement, KVSB is entering into separate subscription agreements (the “Other Subscription Agreements”) with certain other investors (the “Other Investors”) with an aggregate purchase price of $270,000,000.00 (inclusive of the Subscription Amount) (the “PIPE Investment”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and KVSB acknowledges and agrees as follows:
1. Subscription. (a) The Investor hereby subscribes for and agrees to purchase from KVSB, and (b) KVSB hereby agrees to issue and sell to the Investor, in each case, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein.
2. Closing. The closing of the sale, purchase and issuance of the Shares contemplated hereby (the “Closing”) shall occur on the closing date of (the “Closing Date”), and be conditioned upon the prior or substantially concurrent consummation of, the Transaction and the conditions set forth in Section 3. Upon (a) satisfaction or waiver in writing of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) KVSB to the Investor (the “Closing Notice”), that KVSB reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on an expected closing date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to KVSB, two (2) business days prior to the expected closing date specified in the Closing Notice, the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by KVSB in the Closing Notice, to be held in escrow until the Closing. On or prior to the Closing Date, KVSB shall issue the Shares to the Investor, free and clear of any and all liens or other restrictions (other than those under applicable securities laws), and cause the Shares to be registered in book entry form in the name of the Investor (or its nominee in accordance with the delivery instructions), or to a custodian designated by the Investor, as applicable, on KVSB’s share register, which book entry records shall contain the restrictive legend referred to in Section 6(b). For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. Prior to or at the Closing, the Investor shall deliver to KVSB a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the Closing Date (1) business day thereafter) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-
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entries for the Shares shall be deemed cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation (A) to redeliver funds to KVSB in accordance with Section 2 following KVSB’s delivery to the Investor of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in Section 3 immediately prior to or substantially concurrently with the consummation of the Transaction.
In place of the above, the below will be included for mutual funds, 40 Act funds, advised funds and other regulated entities (or if the investor’s internal compliance policies require it):
[The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on the closing date of (the “Closing Date”), and be conditioned upon the substantially concurrent consummation, of the Transaction and the conditions set forth in Section 3. Following the delivery of written notice from (or on behalf of) KVSB to the Investor (the “Closing Notice”), that KVSB reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on an expected closing date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, on the Closing Date (i) the Investor shall deliver to KVSB the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by KVSB in the Closing Notice against delivery of the subscribed Shares (it being understood and agreed that delivery of the Subscription Amount will occur and only be required as promptly as possible following receipt by the Investor of the evidence of issuance of such Shares pursuant to the following clause (ii)) and (ii) KVSB shall issue the Shares to the Investor, free and clear of any and all liens or other restrictions (other than those under applicable securities laws) and cause the Shares to be registered in book entry form in the name of the Investor (or its nominee in accordance with its delivery instructions) on KVSB’s share register, which book entry records shall contain the restrictive legend referred to in Section 6(b). For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. Prior to or at the Closing, the Investor shall deliver to KVSB a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the Closing Date does not occur within two (2) business days after the expected closing date specified in the Closing Notice, KVSB shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount without deduction to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-entries for the Shares shall be deemed cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation (A) to redeliver funds to KVSB in accordance with this Section 2 following KVSB’s delivery to the Investor of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in Section 3 immediately prior to or substantially concurrently with the consummation of the Transaction.]
3. Closing Conditions. The obligations of the parties hereto to consummate the purchase, sale and issuance of the Shares pursuant to this Subscription Agreement are subject to the satisfaction or waiver in writing of the following conditions: (a) no governmental authority shall have issued, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; (b) all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement, including all necessary approvals of KVSB’s and the Company’s stockholders and regulatory approvals, if any, shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Transaction Agreement), and the closing of the Transaction shall be scheduled to occur substantially concurrently with or immediately following the Closing; (c) the terms of the Transaction Agreement as it exists on the date hereof shall not have been amended or modified, or any condition waived, in a manner that would be reasonably expected to be materially adverse to the economic benefits that the Investor (in its capacity as such) would reasonably expect to receive under this Subscription Agreement, (d) there shall be no amendment, waiver or modification to the Other Subscription Agreements (including via a side letter or other agreement) that materially benefits the other investors thereunder unless the Investor has been offered the same
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benefits in writing, (e) all representations and warranties of the parties hereto contained in this Subscription Agreement shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date (unless they specifically speak as of another date, in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality, KVSB Material Adverse Effect or Investor Material Adverse Effect (each, as defined below), as applicable, which shall be true and correct in all respects at and as of the Closing Date (unless they specifically speak as of another date, in which case they shall be true and correct in all respects as of such date)), (f) each party shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, (g) no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred, and the subscribed Shares shall have been approved for listing on the Stock Exchange (as defined below), subject to official notice of issuance and (h) solely in the case the of Investor, if requested by an Investor, a cross receipt executed by KVSB and delivered to the Investor certifying that it has received the Subscription Amount from the Investor as of the Closing Date.
4. Further Assurances. At or prior to the Closing, the parties hereto shall use commercially reasonable efforts to execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.
5. KVSB Representations, Warranties and Covenants. KVSB represents and warrants to the Investor, as of the date hereof and as of the Closing Date, and covenants that:
(a) KVSB is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. KVSB has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
(b) As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable, free and clear of all liens and other restrictions (other than those under applicable securities laws), and will not have been issued in violation of or subject to any preemptive or similar rights created under KVSB’s certificate of incorporation or bylaws (as in effect at such time of issuance) or under the Delaware General Corporation Law.
(c) This Subscription Agreement has been duly authorized, executed and delivered by KVSB and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is the legal, valid and binding obligation of KVSB, enforceable against KVSB in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
(d) The execution and delivery of this Subscription Agreement, and the performance by KVSB of its obligations hereunder, including the issuance and sale by KVSB of the Shares pursuant to this Subscription Agreement, and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of KVSB or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which KVSB or any of its subsidiaries is a party or by which KVSB or any of its subsidiaries is bound or to which any of the property or assets of KVSB is subject that would reasonably be expected to (A) have, individually or in the aggregate, a material adverse effect on the business, financial condition, stockholders’ equity or results of operations of KVSB and its subsidiaries, taken as a whole (a “KVSB Material Adverse Effect”), materially affect the validity of the Shares or materially affect the legal authority of KVSB to comply in all material respects with its obligations under this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of KVSB; or (iii) result in any violation of any statute or any judgment, order, rule or
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regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over KVSB or any of its properties that would reasonably be expected to have a KVSB Material Adverse Effect, materially affect the validity of the Shares or materially affect the legal authority of KVSB to comply in all material respects with its obligations under this Subscription Agreement.
(e) As of their respective filing dates, all filings, registration statements, proxy statements, reports and other documents (the “SEC Reports”) required to be filed by KVSB with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder. There are no material outstanding or unresolved comments in comment letters received by KVSB from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports. None of the SEC Reports filed under the Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that (i) KVSB makes no such representation or warranty with respect to any information relating to the Company or any of its affiliates included in any SEC Report or filed as an exhibit thereto and (ii) KVSB’s Quarterly Report on 10-Q for the quarterly period ended March 31, 2021 on file with the SEC as of the date hereof contains certain errors relating to, among other things, the amount held in the Trust Account (as defined below) as of March 31, 2021 (which is $416,344,418), the number of shares of KVSB Class A common stock outstanding as of March 31, 2021 (which is 42,767,100), the number of private placement shares (which is 1,132,688) and other amounts derived therefrom, which such errors will be corrected in a Form 10-Q/A to be filed promptly after the date hereof.
(f) KVSB is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with Section 13 of this Subscription Agreement, (iv) those required by Nasdaq or such other applicable stock exchange on which KVSB’s common stock is then listed (the “Stock Exchange”), including with respect to obtaining approval of KVSB’s stockholders, and (v) those the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a KVSB Material Adverse Effect.
(g) As of the date of this Subscription Agreement, the authorized capital stock of KVSB consists of: 200,000,000 Shares of which 42,767,100 are outstanding; 30,000,000 shares of Class B common stock, par value $0.0001 per share of which 5,000,000 are issued and outstanding (“Class B Shares”); 30,000,000 shares of Class K common stock, par value $0.0001 per share of which 5,000,000 are issued and outstanding (“Class K Shares”); and 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which are issued and outstanding. All Class B Shares and Class K Shares will be converted, exchanged and/or reclassified at the Closing into an aggregate of 10,408,603 Class B common stock, par value $0.001 per share, as such shares will exist as Class B common stock following the Transaction. No other shares of capital stock or other voting securities of KVSB are issued, reserved for issuance or outstanding. All issued and outstanding Shares, Class B Shares and Class K Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in KVSB’s organizational documents, there are no outstanding contractual obligations of KVSB to repurchase, redeem or otherwise acquire any Shares or any capital equity of KVSB. Except as set forth in KVSB’s certificate of incorporation, there are no securities or instruments issued by or to which KVSB is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares pursuant to this Subscription Agreement or (ii) the shares to be issued pursuant to any Other Subscription Agreement.
(h) KVSB is in compliance with all applicable law, and KVSB has not received any written communication from a governmental authority that alleges that KVSB is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to be, individually or in the aggregate, material to KVSB.
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(i) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by KVSB to the Investor.
(j) Neither KVSB nor any person acting on its behalf has offered or sold the Shares by any form of general solicitation or general advertising in violation of the Securities Act and neither KVSB, nor any person acting on its behalf has offered any of the Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither KVSB, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security of KVSB nor solicited any offers to buy any security under circumstances that would adversely affect reliance by KVSB on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Shares under the Securities Act.
(k) The shares of Class A common stock of KVSB are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange. There is no suit, action, proceeding, or investigation pending, or, to the knowledge of KVSB, threatened against KVSB, including, but not limited to, any suit, action, proceeding or investigation by the Stock Exchange or the SEC, respectively, to prohibit or terminate the listing of, or suspend the trading of, the shares of Class A common stock of KVSB or to deregister the shares of Class A common stock of KVSB under the Exchange Act or the Stock Exchange. KVSB has taken no action that is designed to terminate the registration of, or suspend the trading of, the shares of Class A common stock under the Exchange Act or the Stock Exchange.
(l) KVSB is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares to the Investor other than to Evercore Group LLC, Morgan Stanley & Co., LLC or any other placement agent (that may be appointed by KVSB) or any of their respective affiliates (collectively, the “Placement Agents”). KVSB and/or the Company is responsible for the payment of any fees or commissions of the Placement Agents.
(m) The Other Subscription Agreements reflect the same Per Share Subscription Price and other terms with respect to the purchase of the Shares that are no more favorable in any material respect to such Other Investor thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds. KVSB has not, and to its knowledge, no affiliate of KVSB has, entered into any side letter or similar arrangement with any Other Investor or any other investor in connection with such Other Investor’s or other investor’s direct or indirect investment in KVSB, other than the Other Subscription Agreements and the Transaction Agreement.
(n) None of KVSB, any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any similar list of sanctioned persons administered by the United Kingdom, the European Union or any individual European Union member state (collectively, “Sanctions Lists”); (ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the United Kingdom, the European Union or any individual European Union member state; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, “Sanctions”). KVSB represents and covenants that if it is or becomes subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that KVSB maintains or will maintain policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. KVSB also represents and covenants that it maintains and will maintain policies and procedures reasonably designed to ensure compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and sanctions administered by the United States, the United Kingdom, the European
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Union, or any individual European Union member state, to the extent applicable to it. KVSB further covenants that it will not directly or indirectly use the proceeds of the PIPE Investment hereunder; lend, contribute or otherwise make available such proceeds to a subsidiary, joint venture partner or other person or entity; or otherwise conduct its business (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject of or target of any Sanctions, (ii) to fund or facilitate any activities of or business in any country or territory that is the subject or target of Sanctions or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as placement agent, advisor, investor or otherwise) of Sanctions or to otherwise cause any such person to be deemed to violate or be noncompliant with any sanctions program or anti-money laundering laws.
(o) Neither KVSB nor the Company is a U.S. business that (i) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (ii) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure”; or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms in quotation marks are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.
(p) There are no pending or, to the knowledge of KVSB, threatened, suits, claims, actions, or proceedings, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a KVSB Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon KVSB, which would, individually or in the aggregate, reasonably be expected to have a KVSB Material Adverse Effect.
(q) KVSB is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or (ii) a “business development company” (as defined in Section 2(a) (48) of the Investment Company Act).
6. Investor Representations and Warranties. The Investor represents and warrants to KVSB, as of the date hereof and as of the Closing Date, that: (a) The Investor (i) is (A) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (B) an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (5), (7) or (8) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A (and in each case the Investor understands that the offering meets the exemptions for filing under FINRA Rule 5123(b)(1)(C) or (J)) or (C) an Institutional Account as defined in FINRA Rule 4512(c) (in which case the Investor understands that the offering (i) meets the exemptions for filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b)), (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of each such account is independently a qualified institutional buyer, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or the securities law of any other jurisdiction (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares.
(b) The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Shares have not been registered under the Securities Act and that KVSB is not required to register the Shares except as set forth in Section 7 of this Subscription Agreement. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to KVSB or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any certificates or book entry records representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to the foregoing securities law transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer,
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pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) will apply to the Shares. The Investor acknowledges and agrees that it has been advised to consult legal, tax and accounting prior to making any offer, resale, transfer, pledge or disposition of any of the Shares. The Investor has determined based on its own independent review and such professional advice as it deems appropriate that the Shares are a suitable investment for the Investor, notwithstanding the substantial risks inherent in investing in or holding the Shares.
(c) The Investor acknowledges and agrees that the Investor is purchasing the Shares from KVSB. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of KVSB, the Company, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, in each case other than the SEC Reports and those representations, warranties, covenants and agreements of KVSB expressly set forth in this Subscription Agreement.
(d) The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, without limitation, with respect to KVSB, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has received access to and has had an adequate opportunity to review the SEC Reports, financial and other such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including with respect to KVSB, the Company and the Transaction. The Investor acknowledges and agrees that the Investor and the Investor’s legal, accounting, regulatory, tax and other professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s legal, accounting, regulatory, tax and other professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. In making its decision to purchase the Shares, the Investor represents that it has relied solely upon independent investigation made by the Investor, the Investor’s own sources of information, investment analysis and due diligence (including professional advice the Investor deems appropriate) and the representations, warranties and covenants of KVSB contained in this Subscription Agreement with respect to the Transaction, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of KVSB and the Company including but not limited to all business, legal, regulatory, accounting, credit, tax and other economic matters. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of anyone (including Evercore Group L.L.C. and Morgan Stanley & Co., LLC or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of either of the foregoing), other than KVSB and its representatives concerning KVSB, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares. The Investor further acknowledges that the Investor has not relied upon the Placement Agents in connection with the Investor’s due diligence review of the offering of the Shares and KVSB. The Investor acknowledges and agrees that (a) it has been informed that each of the Placement Agents is acting solely as placement agent in connection with the Transaction and is not acting as an underwriter or in any other capacity in connection with the Subscription and is not and shall not be construed as a fiduciary for the Investor in connection with the Transaction, (b) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice, including without limitation financial advice, or recommendation in connection with the Transaction, in each case, to the Investor, (c) the Placement Agents have not solicited any action from the Investor with respect to the offer and sale of the Shares, (d) the Placement Agents will have no responsibility to the Investor with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, condition (financial and otherwise), management, operations, properties or prospects of, KVSB, the Company or the Transaction and (e) the Placement Agents shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Investor), whether in contract, tort or otherwise, to the Investor, or to any person claiming through the Investor, in
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respect of the Transaction. The Investor further acknowledges that Evercore Group L.L.C. and Morgan Stanley & Co., LLC are acting as financial advisor to the Company in connection with the Transaction, and that the Placement Agents may receive fees both for their placement agent services and financial advisory services.
(e) The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and KVSB, the Company or a representative of KVSB or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and KVSB, the Company or a representative of KVSB or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising and (ii) to its knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, KVSB, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the SEC Reports and the representations and warranties of KVSB contained in this Subscription Agreement, in making its investment or decision to invest in KVSB.
(f) The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and has satisfied itself concerning relevant tax or other economic considerations relative to its purchase of the Shares. The Investor acknowledges that Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither KVSB nor the Company has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Subscription Agreement.
(g) Alone, or together with any professional advisor(s), the Investor has analyzed and considered the risks of an investment in the Shares and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in KVSB. The Investor acknowledges specifically that a possibility of total loss exists.
(h) The Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.
(i) The Investor, if not a natural person, has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation (to the extent such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
(j) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, that would reasonably be expected to have a material adverse effect on the Investor’s ability to consummate the transactions contemplated hereby (an “Investor Material Adverse Effect”), and, if the Investor is not a natural person, will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory, if the Investor is a natural person, has legal competence and capacity to execute the same or, if the Investor is not a natural person, the signatory has been duly authorized to execute the same, and, this Subscription Agreement has been duly executed and delivered by the Investor and, assuming that this Subscription Agreement constitutes the valid and binding agreement of KVSB, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be
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limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(k) Neither the Investor nor, if the Investor is not a natural person, any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) a person or entity named on a Sanctions List; (ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the United Kingdom, the European Union or any individual European Union member state; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor also represents, if the Investor is not a natural person, that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the United Kingdom, the European Union or any individual European Union member state. The Investor further represents that the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
(l) If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) neither KVSB, the Company nor any of their respective affiliates (the “Transaction Parties”) has provided investment advice or has otherwise acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.
(m) No disclosure or offering document has been prepared by the Placement Agents in connection with the offer and sale of the Shares.
(n) The Investor acknowledges that none of the Placement Agents, nor any of their respective affiliates, nor any control persons, officers, directors, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to KVSB, the Company or any of their subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by KVSB, and do not make any representation or warranty with respect to KVSB, the Company, the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by KVSB or the Company.
(o) The Investor acknowledges that in connection with the issue and purchase of the Shares, none of the Placement Agents has acted as the Investor’s underwriter, initial purchaser, dealer, financial advisor, fiduciary or in any other such capacity.
(p) The Investor has or has commitments to have, and when required to deliver payment to KVSB pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.
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(q) The Investor acknowledges that (i) the Placement Agents may have acquired, or may acquire, nonpublic information with respect to KVSB that is not known to the Investor and that may be material to a decision to enter into this transaction to purchase Shares (“Excluded Information”), and (ii) the Investor has determined to enter into the transaction to purchase the Shares notwithstanding its lack of knowledge of the Excluded Information.
(r) The Investor acknowledges and agrees that it is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act and that the purchase and sale of Shares hereunder meets the exemptions from filing under FINRA Rule 5123(b)(1).
(s) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in KVSB as a result of the purchase and sale of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over KVSB from and after the Closing as a result of the purchase and sale of Shares hereunder.
7. Registration Rights.
(a) KVSB agrees that, within thirty (30) calendar days following the Closing Date (such deadline, the “Filing Deadline”), KVSB will submit to or file with the SEC (at its sole cost and expense) a registration statement for a shelf registration on Form S-1 or Form S-3 (if KVSB is then eligible to use a Form S-3 shelf registration) (the “Registration Statement”), in each case, covering the resale of the Shares acquired by the Investor pursuant to this Subscription Agreement (the “Registrable Shares”) and KVSB shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the ninetieth (90th) calendar day following the Closing Date if the SEC notifies KVSB that it will “review” the Registration Statement and (ii) the fifth (5th) business day after the date KVSB is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next business day on which the SEC is open for business; and provided, further, that (x) KVSB shall use its commercially reasonable efforts to provide a draft of the initial Registration Statement to the Investor for review at least three (3) business days in advance of the filing of the initial Registration Statement, so long as KVSB shall not be required to delay or postpone the filing of such initial Registration Statement as a result of or in connection with the Investor’s review; and (y) KVSB’s obligations to include the Registrable Shares in the Registration Statement are contingent upon the Investor furnishing in writing to KVSB such information regarding the Investor, the securities of KVSB held by the Investor and the intended method of disposition of the Registrable Shares (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by KVSB to effect the registration of the Registrable Shares, and the Investor shall execute such documents in connection with such registration as KVSB may reasonably request that are customary of a selling stockholder in similar situations; provided that the Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. The Registration Statement shall include a “plan of distribution” that permits all lawful means of disposition of the Registrable Shares by the Investor, including block sales, agented transactions, sales directly into the market and other customary provisions (but, excluding for the avoidance of doubt, underwritten offerings). Notwithstanding the foregoing, if the SEC prevents KVSB from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders, and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, KVSB shall amend the Registration Statement or file one or more new Registration Statement(s) (such new Registration Statement shall also be deemed to be “Registration Statement” hereunder) to register such additional subscribed Shares and cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof. Unless otherwise agreed to in writing by the Investor, the Investor shall not be identified as a statutory underwriter
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in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that Investor be identified as a statutory underwriter in the Registration Statement, Investor will have the opportunity to withdraw from the Registration Statement upon its prompt written request to KVSB. For as long as the Investor holds Shares, KVSB will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares acquired hereunder pursuant to Rule 144 of the Securities Act (in each case, when Rule 144 of the Securities Act becomes available to the Investors), including providing customary and reasonable legal opinions to KVSB’s transfer agent. Any failure by KVSB to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve KVSB of its obligations to file or effect the Registration Statement as set forth above in this Section 7.
(b) In the case of the registration effected by KVSB pursuant to this Subscription Agreement, KVSB shall, upon reasonable request, inform the Investor as to the status of such registration. At its expense, KVSB shall:
(i) except for such times as KVSB is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which KVSB determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) the Investor ceases to hold any Registrable Shares, (B) the date all Registrable Shares held by the Investor may be sold without restriction under Rule 144 and without the requirement for KVSB to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144, and (C) two (2) years from the date of effectiveness of the Registration Statement. The period of time during which KVSB is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;
(ii) during the Registration Period, advise the Investor, as expeditiously as possible:
(1) when a Registration Statement or any amendment thereto has been filed with the SEC;
(2) after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
(3) of the receipt by KVSB of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(4) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, KVSB shall not, when so advising the Investor of such events, provide the Investor with any material, nonpublic information regarding KVSB other than to the extent that providing notice to the Investor of the occurrence of the events listed in (1) through (4) above may constitute material, nonpublic information regarding KVSB;
(iii) during the Registration Period, use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iv) during the Registration Period, upon the occurrence of any event contemplated in Section 7(b)(ii)(4) above, except for such times as KVSB is permitted hereunder to suspend, and has suspended, the
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use of a prospectus forming part of a Registration Statement, KVSB shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(v) during the Registration Period, use its commercially reasonable efforts to cause all Registrable Shares to be listed on each securities exchange or market, if any, on which the Shares have been listed;
(vi) during the Registration Period, use its commercially reasonable efforts to allow the Investor to review disclosure regarding the Investor in the Registration Statement; and
(vii) otherwise, in good faith, during the Registration Period, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Subscription Agreement, in connection with the registration of the Registrable Shares.
(c) Notwithstanding anything to the contrary in this Subscription Agreement, KVSB shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if it determines that in order for the Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, or (ii) the negotiation or consummation of a transaction by KVSB or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event KVSB’s board of directors reasonably believes, upon advice of legal counsel, would require additional disclosure by KVSB in the Registration Statement of material information that KVSB has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of KVSB’s board of directors, upon advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirement (each such circumstance, a “Suspension Event”); provided, however, that KVSB may not delay or suspend the Registration Statement on more than two occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case, during any twelve-month period. Upon receipt of any written notice from KVSB of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, the Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Investor receives copies of a supplemental or amended prospectus (which KVSB agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by KVSB that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by KVSB unless otherwise required by law or subpoena; provided that, for the avoidance of doubt, such written notice shall not include any material non-public information with respect to KVSB. If so directed by KVSB, the Investor will deliver to KVSB or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (A) to the extent the Investor is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up. The Investor may deliver written notice (an “Opt-Out Notice”) to KVSB requesting that the Investor not receive notices from KVSB regarding the suspension of the Registration Statement; provided, however, that the Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Investor (unless subsequently revoked), (i) KVSB shall not deliver any such notices to the Investor and the Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Investor’s intended use of an effective Registration Statement, the Investor will notify KVSB in writing at least two (2) business days in advance of such intended use, and if a notice of a suspension was previously delivered (or would have been delivered but for the provisions of this
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Section 7(c) and the related suspension period remains in effect), KVSB will so notify the Investor, within one (1) business day after the Investor’s notification to KVSB, by delivering to the Investor a copy of such previous notice of suspension, and thereafter will provide the Investor with the related notice of the conclusion of such suspension promptly following its availability.
(d) Indemnification.
(i) KVSB agrees to indemnify, to the extent permitted by law, the Investor (to the extent a seller under the Registration Statement), its directors, officers, employees, advisers and agents, and each person or entity who controls the Investor (within the meaning of the Securities Act), to the extent not prohibited by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented outside attorneys’) as incurred caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or document incorporated by reference therein or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are solely caused by or contained in any information or affidavit so furnished in writing to KVSB by or on behalf of the Investor expressly for use therein.
(ii) In connection with any Registration Statement in which the Investor is participating, the Investor shall furnish (or cause to be furnished) to KVSB in writing such information and affidavits as KVSB reasonably requests for use in connection with any such Registration Statement or prospectus and, to the extent not prohibited by law, shall indemnify KVSB, its directors, officers, employees, advisers and agents, and each person or entity who controls KVSB (within the meaning of the Securities Act), to the extent not prohibited by law, against all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented outside attorneys’ fees) actually incurred as a result of any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or document incorporated by reference therein or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of the Investor expressly for use therein; provided, however, that the liability of the Investor shall be several and not joint and shall be in proportion to and limited to the net proceeds received by the Investor from the sale of Registrable Shares giving rise to such indemnification obligation.
(iii) Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and
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culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Shares.
(v) If the indemnification provided under this Section 7(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, the aggregate liability of the Investor under this Section 7 shall be limited to the net proceeds received by the Investor from the sale of Registrable Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 7(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.
(e) For purposes of this Section 7, “Shares” shall mean, as of any date of determination, the subscribed Shares (as defined in the recitals to this Subscription Agreement) and any other equity security issued or issuable with respect to the subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Investor” shall include any affiliate of the Investor to which the rights under this Section 7 shall have been duly assigned.
(f) In connection with any sale, assignment, transfer or other disposition of the subscribed Shares by the Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by the Investor become freely tradable and upon compliance by the Investor with the requirements of this Section 7(f), if requested by the Investor, KVSB shall cause the transfer agent for the Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within three (3) trading days of any such request therefor from the Investor, provided that KVSB and the Transfer Agent have timely received from the Investor customary representations and other documentation reasonably acceptable to KVSB and the Transfer Agent in connection therewith. Subject to receipt from the Investor by KVSB and the Transfer Agent of customary representations (including a representation that Investor will only sell the Shares in accordance with an effective registration statement or Rule 144) and other documentation reasonably acceptable to KVSB and the Transfer Agent in connection therewith, the Investor may request that KVSB remove any legend from the book entry position evidencing its subscribed Shares and KVSB will, if required by the Transfer Agent, cause an opinion of KVSB’s counsel be provided, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for KVSB to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, KVSB
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shall, in accordance with the provisions of this section and within three (3) trading days of any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares. KVSB shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance and the Investor shall be responsible for all other fees and expenses (including, without limitation, any applicable broker fees, fees and disbursements of their legal counsel and any applicable transfer taxes).
8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Transaction Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (iii) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing and (iv) on or after the date that is 270 days after the date hereof if the Closing has not occurred on or prior to such date; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. KVSB shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 8, any monies paid by the Investor to KVSB in connection herewith shall be promptly (and in any event within one (1) business day after such termination) returned to the Investor without any deduction.
9. Investor Covenant. The Investor hereby agrees that, from the date of this Subscription Agreement, none of the Investor, its controlled affiliates, or any person or entity acting on behalf of the Investor or any of its controlled affiliates or pursuant to any understanding with the Investor or any of its controlled affiliates will engage in any Short Sales with respect to securities of KVSB prior to the Closing. For purposes of this Section 9, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and other similar transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in the Transaction or PIPE Investment (including the Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement. KVSB acknowledges and agrees that, notwithstanding anything herein to the contrary, (i) this Section 9 shall not apply to (x) any sale (including the exercise of any redemption right) of securities of KVSB held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement, (y) any securities purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement or (z) ordinary course, non-speculative hedging transactions and (ii) the Shares may be pledged by the Investor in connection with a bona fide margin agreement, provided that such pledge shall be (x) pursuant to an available exemption from the registration requirements of the Securities Act or (y) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Investor effecting a pledge of the Shares shall not be required to provide KVSB with any notice thereof; provided, however, that neither KVSB nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by KVSB.
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10. Trust Account Waiver. The Investor acknowledges that KVSB is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving KVSB and one or more businesses or assets. The Investor further acknowledges that, as described in KVSB’s prospectus relating to its initial public offering dated March 23, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of KVSB’s assets consist of the cash proceeds of KVSB’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of KVSB, its public stockholders and the underwriter of KVSB’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to KVSB to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of KVSB entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, as a result of, in connection with or relating in any way to, this Subscription Agreement, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability, and irrevocably agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided however, that nothing in this Section 10 shall serve to limit or prohibit the Investor’s right to pursue a claim against KVSB for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief. The Investor agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by KVSB and its affiliates to induce KVSB to enter in this Subscription Agreement, and each such party further intends and understands such waiver to be valid, binding and enforceable against the Investor and its affiliates under applicable law. To the extent the Investor commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to KVSB or its affiliates, which proceeding seeks, in whole or in part, monetary relief against KVSB or its affiliates, the Investor hereby acknowledges and agrees that the Investor’s sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Investor (or any person claiming on its behalf or in lieu of the Investor) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything else in this Section 10 to the contrary, nothing herein shall be deemed to waive or limit the Investor or its affiliates’ right, title, interest or claim to the Trust Account by virtue of the Investor’s record or beneficial ownership of Shares or other equity interests of KVSB acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of KVSB.
11. Miscellaneous.
(a) Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned, other than an assignment to any fund or other entity or account managed by the same investment manager or investment advisor as the Investor or an affiliate thereof, or, with the prior written consent of KVSB, another person, provided that, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executes a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Amount and other terms and conditions, provided, that, in the case of any such transfer or assignment made without the prior written consent of KVSB, as applicable, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of Shares contemplated hereby. Neither this Subscription Agreement nor any rights that may accrue to KVSB hereunder or any of KVSB’s obligations may be transferred or assigned other than pursuant to the Transaction.
(b) KVSB may request from the Investor such additional information as KVSB may deem reasonably necessary to evaluate the eligibility of the Investor to acquire the Shares and in connection with the inclusion of the Shares in the Registration Statement, and the Investor shall reasonably promptly provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that, KVSB agrees to keep any such information provided by the Investor confidential other than as necessary to include in any registration statement KVSB is required to file hereunder. The Investor acknowledges and agrees that if it does not provide KVSB with such requested information, KVSB may not be able to register the Shares acquired by the Investor pursuant to this Subscription Agreement for resale pursuant to Section
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7 hereof. The Investor hereby agrees that its identity and the Subscription Agreement, as well as the nature of the Investor’s obligations hereunder, may be disclosed in any public disclosure required by the SEC and in any registration statement, proxy statement, consent solicitation statement or any other SEC filing to be filed by KVSB in connection with the issuance of Shares contemplated by this Subscription Agreement and/or the Transaction.
(c) The Investor acknowledges that (i) KVSB and, after the Closing, the Company will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement and (ii) the Placement Agents (as third-party beneficiaries with rights of enforcement on their own behalf and not, for the avoidance of doubt, on behalf of KVSB or the Company) will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in Section 6 and Section 12 of this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify KVSB and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein are no longer accurate. The Investor acknowledges and agrees that the purchase by the Investor of Shares under this Subscription Agreement from KVSB will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notification) by the Investor as of the time of such purchase. KVSB acknowledges that the Investor and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of KVSB contained in this Subscription Agreement. Prior to the Closing, KVSB agrees to promptly notify the Investor and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of KVSB set forth herein are no longer accurate.
(d) KVSB, the Placement Agents and the Investor each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
(e) All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Subscription Agreement shall survive the Closing.
(f) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto and, with respect to any modification or waiver, to the extent required by the Transaction Agreement, the Company; provided that the Investor may waive any rights hereunder without obtaining written consent from KVSB or the Company. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third-party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
(g) This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7(d), Section 9, Section 11(c), Section 11(d) and Section 12 with respect to the persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.
(h) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(i) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and
Annex E-xvii

effect. The parties hereto shall endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
(j) This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(k) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
(l) This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.
(m) THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 14 OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(n) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED,
Annex E-xviii

EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(n).
(o) Each of the Investor and KVSB acknowledges and agrees that for U.S. federal income tax purposes, the Investor shall be deemed to be the owner of any funds transferred by the Investor to KVSB unless and until the Closing is fully completed in accordance with the terms of this Subscription Agreement.
(p) During the period from the date of this Subscription Agreement through the Closing Date, if KVSB shall enter into any additional, or modify any existing, agreements with any Other Investors (whether through Other Subscription Agreements or otherwise) that have the effect of establishing rights or otherwise benefiting any such Other Investor in a manner more favorable in any material respect to such Other Investor than the rights and benefits established in favor of the Investor by this Subscription Agreement (other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds), in any such case, the Investor shall be provided with such rights and benefits.
12. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, KVSB, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the SEC Reports and the statements, representations and warranties of KVSB expressly contained in this Subscription Agreement, in making its investment or decision to invest in KVSB. The Investor acknowledges and agrees that none of (i) any other investor pursuant to any Other Subscription Agreements relating to the PIPE Investment (including such other investor’s affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, (iii) any party to the Transaction Agreement (other than KVSB), or (iv) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of the Company or any other party to the Transaction Agreement (other than KVSB) shall be liable to the Investor pursuant to this Subscription Agreement, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by KVSB, the Company, the Placement Agents or any Non-Party Affiliate concerning KVSB, the Company, the Placement Agents, any of their affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of KVSB, the Company, the Placement Agent or any of their respective affiliates or any family member of the foregoing.
13. Press Releases. KVSB shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or furnish or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, the PIPE Investment, all material terms of the Transaction and any other material, nonpublic information (whether written or oral) that KVSB or its directors, officers, employees, agents or representatives have provided to the Investor or any of its affiliates, or their respective directors, officers, employees, agents or representatives, at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, to the knowledge of KVSB, the Investor and its affiliates and their respective directors, officers, employees, agents or representatives shall not be in possession of any material, nonpublic information received from KVSB or any of its officers, directors, employees, agents or representatives, and Investor shall no
Annex E-xix

longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with KVSB, the Placement Agents, or any of their affiliates in connection with the Transaction. Any press releases or non-internal communications of the Investor relating to the transactions contemplated hereby between KVSB and the Investor, and the method of the release for publication thereof, shall be subject to the prior approval of KVSB. Notwithstanding anything in this Subscription Agreement to the contrary, KVSB shall not publicly disclose the name, or any trademark or logo of, Investor or any of its affiliates, investment managers, general partners, managing members, other related parties or its investment advisers, without the prior written consent of Investor (i) in any press release, marketing or similar materials or (ii) in any filing with the SEC or with any regulatory agency or trading market, except as required by the federal securities laws, rules or regulations or to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of the Stock Exchange; provided, that in such an event, KVSB shall consult with the Investor in advance as to the form, content and timing of such disclosure. Notwithstanding anything in this Subscription Agreement to the contrary, KVSB shall use reasonable efforts to not, and shall use reasonable efforts to cause each of its directors, officers, employees, agents and representatives to not, provide the Investor with any material nonpublic information (whether written or oral) regarding KVSB from and after the filing of the Disclosure Document with the SEC without the express prior written consent of the Investor. KVSB understands and confirms that the Investor and the Investor’s affiliates, attorneys, agents or representatives will rely on the foregoing representations and covenants in effecting transactions of securities in KVSB.
14. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
If to the Investor, to the address provided on the Investor’s signature page hereto.
Annex E-xx

If to KVSB, to:

Khosla Ventures Acquisition Co. II 2128 Sand Hill Road Menlo Park, California 94025 Attention: General Counsel (SPAC)
	Email:	jd@khoslaventures.com

with copies to (which shall not constitute notice), to:

Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, California 94111
	Attention:	Jim Morrone
Luke Bergstrom
Brian Paulson
	Email:	jim.morrone@lw.com
luke.bergstrom@lw.com
brian.paulson@lw.com

and

Nextdoor, Inc. 420 Taylor Street, San Francisco, California 94102 Attention: John Orta and Sophia Contreras Schwartz

Attention: John Orta and Sophia Contreras Schwartz

with copies to (which shall not constitute notice), to:

Fenwick & West LLP 801 California Street Mountain View, California 94041
	Attention:	Cynthia Hess
Katherine Duncan
Ethan Skerry
Ran Ben-Tzur
Michael Pilo
	Email:	chess@fenwick.com
kduncan@fenwick.com
eskerry@fenwick.com
rbentzur@fenwick.com
mpilo@fenwick.com
or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
15. Stock Splits, etc. If any change in the shares of KVSB common stock shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, stock split (including reverse
Annex E-xxi

stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number and type of Shares issued to the Investor and the Subscription Amount and Per Share Subscription Price shall be appropriately adjusted to reflect such change.
16. Separate Obligations. The obligations of the Investor under this Subscription Agreement are several and not joint with the obligations of any Other Investor or any other investor under the Other Subscription Agreements, and Investor shall not be responsible in any way for the performance of the obligations of any Other Investor under any Other Investor or other investor under the Other Subscription Agreements. The decision of Investor to purchase Shares pursuant to this Subscription Agreement has been made by Investor independently of any Other Investor or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the KVSB, the Company, or any of its subsidiaries which may have been made or given by any Other Investor or investor or by any agent or employee of any Other Investor or investor, and neither Investor nor any of its agents or employees shall have any liability to any Other Investor or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor pursuant hereto or by an Other Investor thereto, shall be deemed to constitute Investor and Other Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Investor acknowledges that no Other Investor has acted as agent for Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor to be joined as an additional party in any proceeding for such purpose.
[SIGNATURE PAGES FOLLOW]
Annex E-xxii

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:

Name:

Title:

Name in which Shares are to be registered (if different):	Date: ____________, 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Email:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00
You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by KVSB in the Closing Notice.
[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, KVSB has accepted this Subscription Agreement as of the date set forth below.

KHOSLA VENTURES ACQUISITION CO. II

By:
Name: Peter Buckland
Title: Chief Financial Officer
Date: , 2021
[Signature Page to Subscription Agreement]

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR
A.    QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):
☐    We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), and have marked and initialed the appropriate box below indicating the provision under which we qualify as a qualified institutional buyer.
Rule 144A, in relevant part, states that an “qualified institutional buyer” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “qualified institutional buyer.”
☐    The Investor is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Investor and:
☐    The Investor is an insurance company.
☐    The Investor is an investment company registered under the Investment Company Act or any business development company as defined in section 2(a)(48) of that Act.
☐    The Investor is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958.
☐    The Investor is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees.
☐    The Investor is a trust fund whose trustee is a bank or trust company and whose participants are exclusively plans established for the benefit of state employees or employee benefit plans, except trust funds that include as participants individual retirement accounts or H.R. 10 plans.
☐    The Investor is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.
☐    The Investor is an organization described in section 501(c)(3) of the Internal Revenue Code, corporation (other than a bank as defined in section 3(a)(2) of the Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act, a foreign bank or savings and loan association, or equivalent institution), partnership, or Massachusetts or similar business trust.
☐    The Investor is an investment adviser registered under the Investment Advisers Act.
☐    The Investor is registered dealer, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the Investor.
☐    The Investor is a registered dealer acting in a riskless principal transaction on behalf of a qualified institutional buyer.
☐    The Investor is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Investor or are part of such family of investment companies.
[Schedule A to Subscription Agreement]

☐    The Investor is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers.
☐    The Investor is a bank or any savings and loan association or other institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with it and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale under Rule 144A in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale for a foreign bank or savings and loan association or equivalent institution.
** OR **
B.    ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):
1.    ☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”
2.    ☐ We are not a natural person.
Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”
☐    Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐    Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
☐    Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
☐    Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;
☐    Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
☐    Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
☐    Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.
[Schedule A to Subscription Agreement]

** OR **
C.    INSTITUTIONAL ACCOUNT STATUS
D     We are an "institutional account" (as defined in FINRA Rule 4512).
This page and the preceding page should be completed by the Investor and constitute a part of the Subscription Agreement.
[Schedule A to Subscription Agreement]

ANNEX F
FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [     ], 2021, is made and entered into by and among Nextdoor Holdings, Inc., a Delaware corporation (the “Company”) (formerly known as Khosla Ventures Acquisition Co. II), Khosla Ventures SPAC Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), [_____], [_____], [_____], [_____] (together with [_____], [_____] and [_____] the “KVSB Holders”), and certain former stockholders of Nextdoor, Inc., a Delaware corporation (“Target”), set forth on Schedule 1 hereto (such stockholders, the “Target Holders” and, collectively with the Sponsor and the KVSB Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).
RECITALS
WHEREAS, the Company, the Sponsor and the KVSB Holders are party to that certain Registration Rights Agreement, dated as of March 23, 2021 (the “Original RRA”);
WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of July 6, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Lorelei Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”) and the Target;
WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Target Holders received shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”);
WHEREAS, on the date hereof, certain investors (such other investors, collectively, the “Third-Party Investor Stockholders”) purchased an aggregate of [●] shares (the “Investor Shares”) of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock” and, together with the Class B Common Stock, the “Common Stock”), in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of July 6, 2021, entered into by and between the Company and each of the Third-Party Investor Stockholders (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);
WHEREAS, pursuant to Section 5.05 of the Original RRA, the provisions, covenants and conditions set forth therein may be waived, amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor and the KVSB Holders are Holders in the aggregate of at least a majority-in-interest of the Registrable Securities as of the date hereof; and
WHEREAS, the Company, the Sponsor and the KVSB Holders desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Additional Holder” shall have the meaning given in Section 5.10.
“Additional Holder Common Stock” shall have the meaning given in Section 5.10.
Annex F-i

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.
“Affiliate” shall mean a Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with the Person specified, including without limitation any general partner, limited partner, member, managing member, manager, employee, officer or director of such Person and any venture capital or other investment fund now or hereafter existing that is Controlled by or under common Control with one or more general partners or managing members of, or shares the same management company or investment advisor with, such Person.
“Agreement” shall have the meaning given in the Preamble hereto.
“Block Trade” shall have the meaning given in Section 2.3.1.
“Board” shall mean the Board of Directors of the Company.
“Closing” shall have the meaning given in the Merger Agreement.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Control” of a Person shall mean the possession, direct or indirect, of the power to vote in excess of 50% of the voting power of such Person, to appoint the majority of the managers, general partners or the equivalent of such Person, or to direct or cause the direction of the management and policies of such Person (e.g., as managing member or in a similar capacity, but not including an advisory or management agreement (in the case of a managed account)).
“Demanding Holder” shall have the meaning given in Section 2.1.4.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time, and the rules and regulations of the Commission issued under the Exchange Act, as they may from time to time be in effect.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.
“Investor Shares” shall have the meaning given in the Recitals hereto.
“Joinder” shall have the meaning given in Section 5.2.5.
Annex F-ii

“KVSB Holders” shall have the meaning given in the Preamble hereto.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Merger Agreement” shall have the meaning given in the Recitals hereto.
“Merger” shall have the meaning given in the Recitals hereto.
“Merger Sub” shall have the meaning given in the Recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Other Coordinated Offering” shall have the meaning given in Section 2.3.1.
“Permitted Transferees” shall mean any person or entity to whom such Holder is permitted to transfer such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization, governmental or regulatory body or other entity.
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Common Stock and any other equity security (including any warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise or conversion of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement), (b) any Additional Holder Common Stock, and (c) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a) or (b) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) (i) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale or availability of current public information of the Company).
“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities
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Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:
(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;
(B)    fees and expenses of compliance with securities or “blue sky” laws (including reasonable and customary fees and disbursements of outside counsel for the Underwriters in connection with “blue sky” qualifications of Registrable Securities);
(C)    printing, messenger, telephone and delivery expenses;
(D)    reasonable fees and disbursements of counsel for the Company;
(E)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F)    in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders (not to exceed (a) $35,000 for the first Registration pursuant to this Agreement and (b) $30,000 for each subsequent Registration).
“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holders” shall have the meaning given in Section 2.1.5.
“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission issued under the Securities Act, as they may from time to time be in effect.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Sponsor Member” shall mean a member of the Sponsor who becomes party to this Agreement as a Permitted Transferee of the Sponsor.
“Subscription Agreement” shall have the meaning given in the Preamble hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Target” shall have the meaning given in the Preamble hereto.
“Target Holders” shall have the meaning given in the Preamble hereto.
“Third-Party Investor Stockholders” shall have the meaning given in the Recitals hereto.
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“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.
“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
ARTICLE II
REGISTRATIONS AND OFFERINGS
2.1    Shelf Registration.
2.1.1    Filing. The Company shall, as soon as practicable but in no event more than thirty (30) days following the Closing Date, submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the Closing Date if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified in writing by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use a Form S-3 Shelf. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2    Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing). If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably
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practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3    Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as reasonably practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Target Holders.
2.1.4    Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor or a Target Holder (any of the Sponsor or such Target Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price of at least, in the aggregate, $100.0 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.3.4, the Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and the Target Holders may each demand not more than (i) one (1) Underwritten Shelf Takedown pursuant to this Section 2.1.4 within any six (6) month period, (ii) two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period or (iii) three (3) Underwritten Shelf Takedowns in the aggregate on Form S-1 or any similar long-form registration statement. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy-back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of (i) first, the Demanding Holders
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that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.
2.1.6    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or a Target Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor or a Target Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or such Target Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall reasonably promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.
2.2    Piggyback Registration.
2.2.1    Piggyback Rights. Subject to Section 2.3.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering of debt that is convertible into equity securities of the Company, (v) for a dividend reinvestment plan, (vi) for a Block Trade or (vii) for an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) business days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within three (3) business days after receipt of such written notice (such registered offering, a “Piggyback
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Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Underwritten Offering.
2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:
(a)    if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;
(b)    if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and
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(c)    if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.
2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
2.3    Block Trades; Other Coordinated Offerings.
2.3.1    Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to be at least $100.0 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder that in any event is reasonably expected to have a total offering size of $50.0 million, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use their reasonable best efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering. The Holders of other Registrable Securities shall not be entitled to notice of such Block Trade or Other Coordinated Offering and shall not be entitled to participate in such Block Trade or Other Coordinated Offering.
2.3.2    Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.3.2.
2.3.3    Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
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2.3.4    The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).
2.3.5    A Demanding Holder in the aggregate may demand no more than (i) one (1) Block Trade or Other Coordinated Offering pursuant to this Section 2.3 within any six (6) month period or (ii) two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.3 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.3 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.
ARTICLE III
COMPANY PROCEDURES
3.1    General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1    prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;
3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that, together with such Holder’s Permitted Transferees, holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;
3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);
3.1.4    prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be
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required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5    cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7    advise each seller of such Registrable Securities, reasonably promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8    at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act or the Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
3.1.9    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;
3.1.10    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all applicable information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11    obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;
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3.1.13    in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;
3.1.14    make available to its security holders, as soon as reasonably practicable, an earnings statement (which need not be audited) covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);
3.1.15    with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “roadshow” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.16    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a Registration as an Underwriter, broker, sales agent or placement agent, as applicable.
3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
3.3    Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1    (a) Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement; (b) upon written notice from the Company that the Commission has requested an amendment or supplement to a Registration Statement or Prospectus or additional information, or an event has occurred that requires the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement or Prospectus, such Registration Statement or Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; or (c) if the Company has, pursuant to a written insider trading compliance program adopted by the Board with respect to “insiders” including the relevant Holder, suspended transactions in the Company’s securities, each of the Holders (in the case of (a) and (b)) or the relevant Holder(s) (in the case of (c)) shall forthwith discontinue disposition of Registrable Securities
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pursuant to such Registration Statement covering such Registrable Securities until it has received copies of a supplemented or amended Prospectus (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice) or until such Holder is advised in writing by the Company that the use of the Prospectus may be resumed (in the case of (a) or (b)), or until the restriction on the ability of “insiders” to transact in the Company’s securities is removed (in the case of (c)).
3.4.2    Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be materially detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.
3.4.3    Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.
3.4.4    The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than ninety (90) total calendar days in each case, during any twelve (12)-month period.
3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1    Indemnification.
4.1.1    The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its partners, shareholders, members, managers, officers, directors, employees and agents and
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each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3    Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its written consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the written consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.
4.1.5    If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities
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and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1    Notices. Any notice or communication under this Agreement must be in writing and given by (i) with respect to parties located in the United States, deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by internationally recognized courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [               ], [               ], [               ], Attention: [               ] or by email: [               ], and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2    Assignment; No Third Party Beneficiaries.
5.2.1    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2    Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Sponsor, the KVSB Holders and the Target Holders, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more Affiliates or any direct or indirect partners, members or equity holders of the Sponsor (including Sponsor Members), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by the Sponsor to Sponsor Members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees), (ii) each of the KVSB Holders shall be permitted to transfer its rights hereunder as the KVSB Holders to one or more Affiliates or any direct or indirect partners, members or equity holders of such KVSB Holder (it being understood that no such transfer shall reduce or multiply
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any rights of such KVSB Holder or such transferees) and (iii) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more Affiliates or any direct or indirect partners, members or equity holders of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees) . Upon a transfer by the Sponsor pursuant to subsection (i) to Sponsor Members, the rights that are personal to the Sponsor shall be exercised by the Sponsor Members only with the consent of the Sponsor’s managing member(s) in accordance with the Sponsor’s limited liability company agreement (as amended).
5.2.3    This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4    This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.
5.2.5    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or executed certificate of joinder to this Agreement (a “Joinder”), including the Joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3    Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
5.4    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE), OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE.
5.5    TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
5.6    Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from
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the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.7    Other Registration Rights. Other than the certain Holders and Third-Party Investor Stockholders who each have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.8    Term. This Agreement shall terminate on the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
5.9    Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
5.10    Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, the Company may, at its sole discretion and further subject to the prior written consent of each of the Sponsor (in the event that the Sponsor and its Affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding shares of Common Stock of the Company) and each Target Holder (in each case, so long as such Target Holder and its Affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company), the Company may, at its discretion, make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed Joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto. Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.
5.11    Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
5.12    Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.
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5.13    Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.
[SIGNATURE PAGES FOLLOW]
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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

NEXTDOOR HOLDINGS, INC.
a Delaware corporation

By:
Name:
Title:

HOLDERS:

KHOSLA VENTURES SPAC SPONSOR II LLC
a Delaware limited liability company

By:
Name:
Title:

[TARGET HOLDERS, IF ANY]

Schedule 1
Target Holders

Exhibit A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [ ], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Nextdoor Holdings, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.
Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of
____________, 20__

NEXTDOOR HOLDINGS, INC.

By:
Name:
Its:

ANNEX G
STOCKHOLDER SUPPORT AGREEMENT
This Stockholder Support Agreement (this “Agreement”) is dated as of July 6, 2021, by and among Khosla Ventures Acquisition Co. II, a Delaware corporation (“Acquiror”), the Persons set forth on Schedule I hereto (each, a “Stockholder” and, collectively, the “Stockholders”) and Nextdoor, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, as of the date hereof, the Stockholders are the holders of record and “beneficial owners” (within the meaning of Rule 13d-3 of the Exchange Act) of such number and type of equity securities of the Company (including shares of Company Common Stock and Company Preferred Stock) as are indicated opposite each of their names on Schedule I attached hereto (all such equity securities, together with any equity securities of the Company of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Stockholder during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Subject Securities”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Lorelei Merger Sub Inc., a Delaware corporation (“Merger Sub”) and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub will be merged with and into the Company, with the Company continuing on as the surviving corporation and a wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”);
WHEREAS, upon the Effective Time and except as otherwise set forth in the Merger Agreement, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time, after giving effect to the conversion of all shares of Company Preferred Stock to Company Common Stock immediately prior to the Effective Time (including the Subject Securities) will be converted into the right to receive a portion of the Aggregate Merger Consideration, in each case, on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, upon consummation of the Merger, each of the agreements set forth on Schedule II attached hereto (collectively, the “Investment Agreements”) will automatically terminate without any further action on the part of the parties thereto pursuant to their respective terms; and
WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
STOCKHOLDER SUPPORT AGREEMENT; COVENANTS
Section 1.1 Compliance with Merger Agreement. Each Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Stockholder shall be bound by and comply with Sections 6.5 (Acquisition Proposals) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) to the same extent as such provisions apply to the Company as if such Stockholder was an original signatory to the Merger Agreement with respect to such provisions.
Annex G-i

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time, and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of clause (a) and (b) being the “Expiration Time”), except as expressly contemplated by the Merger Agreement or with the prior written consent of Acquiror, each Stockholder shall not (i) sell, offer to sell, contract or agree to sell, transfer (including by operation of law), hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities (clauses (i) and (ii) collectively, a “Transfer”) or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) and (ii); provided, however, that the foregoing shall not apply to (x) any Transfer to a Stockholder’s Affiliates, provided that such transferee agrees in a written agreement to be bound by this Agreement prior to the occurrence of such Transfer or (y) any other Stockholder that is party to this Agreement.
Section 1.3 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Securities are issued to a Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Securities or otherwise, (b) a Stockholder purchases or otherwise acquires beneficial ownership of any Subject Securities or (c) a Stockholder acquires the right to vote or share in the voting of any Subject Securities (collectively the “New Securities”), then such New Securities acquired or purchased by such Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Stockholder as of the date hereof.
Section 1.4 Stockholder Agreements. Hereafter until the Expiration Time, each Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (in each case, including any adjournment or postponement thereof), and in any action by written consent of the stockholders of Company, requested by the Board of Directors of the Company or otherwise undertaken as contemplated by the Transactions, including in the form attached as Exhibit A (which written consent shall be delivered as promptly as reasonably practicable, and in any event within three (3) Business Days, after the Registration Statement (as contemplated by the Merger Agreement) has been declared effective under the Securities Act and has been delivered or otherwise made available to the stockholders of Acquiror and the stockholders of the Company), such Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Securities to be counted as present thereat for purposes of establishing a quorum, and such Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Securities:
(a) to approve and adopt the Merger Agreement and the Transactions;
(b) to authorize and approve, with respect to any and all shares of Company Preferred Stock held by such Stockholder, the conversion of all outstanding shares of Company Preferred Stock into Company Common Stock as of immediately prior to the Effective Time in accordance with Article VI, Section 6.2(a)(ii) of the certificate of incorporation of the Company;
(c) in any other circumstances upon which a consent or other approval is required under the certificate of incorporation or bylaws of the Company or the Investment Agreements, or a consent or other approval is otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Subject Securities held at such time in favor thereof;
(d) against and withhold consent with respect to any Acquisition Proposal; and
(e) against any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate the Transactions.
Each Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.
Annex G-ii

Section 1.5 Proxy.
(a) Without limiting any other rights or remedies of the Company, each Stockholder hereby irrevocably appoints the Company or any individual designated by the Company as the Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of the Stockholder, to attend on behalf of the Stockholder any meeting of the stockholders of the Company with respect to the matters described in Section 1.4, to include the Subject Securities in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company, to vote (or cause to be voted) the Subject Securities or consent (or withhold consent) with respect to any of the matters described in Section 1.4 in connection with any meeting of the stockholders of the Company or any action by written consent by the stockholders of the Company (including the Written Consent), in each case, in the event that the Stockholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1.4.
(b) The proxy granted by the Stockholder pursuant to Section 1.5(a) is coupled with an interest sufficient in Law to support an irrevocable proxy and is granted in consideration for the Company entering into the Merger Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by the Stockholder pursuant to Section 1.5(a) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Stockholder and shall revoke any and all prior proxies granted by the Stockholder with respect to the Subject Securities. The vote or consent of the proxyholder in accordance with Section 1.5(a) and with respect to the matters in Section 1.4 shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Securities and a vote or consent by the Stockholder of the Subject Securities (or any other Person with the power to vote the Subject Securities) with respect to the matters in Section 1.4. The proxyholder may not exercise the proxy granted pursuant to Section 1.5(a) on any matter except those provided in Section 1.4. For the avoidance of doubt, the Stockholder may vote the Subject Securities on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement.
Section 1.6 No Challenges. Each Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Merger Agreement or the Transactions (including the Pre-Closing Restructuring). 3
Section 1.7 Appraisal Rights. Each Stockholder hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the transactions contemplated by the Merger Agreement that he, she or it may have with respect to the Subject Securities under applicable Law.
Section 1.8 Affiliate Agreements. Each Stockholder hereby agrees and consents to the termination of each Contract between such Stockholder or its Affiliates, on the one hand, and the Company or its Affiliates, on the other hand, providing for management rights, notice rights, information or examination rights or other similar rights in such Stockholder’s capacity as a securityholder of the Company, including all Affiliate Agreements set forth on Schedule II attached hereto to which such Stockholder is party, in each case effective as of the Effective Time and without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror.
Section 1.9 Registration Rights Agreement. Each of the Stockholders that is a Major Company Stockholder will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the Amended and Restated Registration Rights Agreement, by and among Acquiror, the KVSB Holders (as defined therein) and the Target Holders (as defined therein) and, in substantially in the form attached as Exhibit C to the Merger Agreement.
Section 1.10 Further Assurances. Each Stockholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), in each case as reasonably mutually requested by Acquiror and the Company, to effect the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein.
Annex G-iii

Section 1.11 No Inconsistent Agreement. Each Stockholder hereby represents and covenants that such Stockholder has not entered into, and shall not enter into, any agreement that would in any material respect restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder.
Section 1.12 Consent to Disclosure. Each Stockholder hereby consents to the publication and disclosure in the Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of such Stockholder’s identity and beneficial ownership of Subject Securities and the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Stockholder will promptly provide any information reasonably requested by Acquiror or the Company that is necessary for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties of the Stockholders. Each Stockholder represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Stockholder) as follows:
(a) Organization; Due Authorization. If such Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Stockholder. If such Stockholder is an individual, such Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Stockholder.
(b) Ownership. Such Stockholder is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of such Stockholder’s Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the certificate of incorporation of the Company, (iii) the Investment Agreements, (iv) the Merger Agreement, or (v) any applicable securities Laws. Such Stockholder’s Subject Securities are the only equity securities in the Company owned of record or beneficially by such Stockholder on the date of this Agreement, and none of such Stockholder’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the certificate of incorporation of the Company and the Investment Agreements. Such Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.
(c) No Conflicts. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder will not, (i) if such Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person
Annex G-iv

(including under any Contract binding upon such Stockholder or such Stockholder’s Subject Securities) to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Stockholder of its, his or her obligations under this Agreement.
(d) Litigation. There are no Actions pending against such Stockholder, or to the knowledge of such Stockholder threatened against such Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its, his or her obligations under this Agreement.
(e) Adequate Information. Such Stockholder has been furnished or given access to adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Acquiror or the Company and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Subject Securities held by such Stockholder are irrevocable and result in the waiver of any right of the undersigned to demand appraisal in connection with the Merger under Section 262 of the General Corporation Law of the State of Delaware or any other Law.
(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Stockholder, for which the Company or any of its Affiliates may become liable.
(g) Acknowledgment. Such Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) as to each Stockholder, the written agreement of Acquiror, the Company and such Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any willful breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.
Section 3.2 Miscellaneous. Sections 11.7 (Governing Law), 11.13 (Severability) 11.14 (Jurisdiction; Waiver of Jury Trial) and 11.15 (Enforcement) of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.
Section 3.3 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Except by a Stockholder in connection with a transfer of Subject Securities permitted by Section 2.1 herein, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of Law) without the prior written consent of the parties hereto.
Section 3.4 Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Stockholders and the Company.
Annex G-v

Section 3.5 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If to Acquiror:
Khosla Ventures Acquisition Co. II
2128 Sand Hill Rd. Menlo Park, CA 94025
Attention: Samir Kaul; Peter Buckland
Email: sk@khoslaventures.com; pb@khoslaventures.com
with a copy to (which will not constitute notice):
Latham & Watkins LLP
505 Montgomery Street
Suite 2000
San Francisco, California 94111
Attention: Jim Morrone; Luke J. Bergstrom
Email: jim.morrone@lw.com; luke.bergstrom@lw.com
If to the Company:
Nextdoor, Inc.
420 Taylor Street
San Francisco, California 94102
Attention: John Orta, Sophia Contreras Schwartz
Email: jorta@nextdoor.com; sophia@nextdoor.com with a copy to (which shall not constitute notice):
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Cynthia Clarfield Hess; Ethan Skerry
Email: chess@fenwick.com; eskerry@fenwick.com
If to a Stockholder:
To such Stockholder’s address set forth in Schedule I
with a copy to (which will not constitute notice):
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Cynthia Clarfield Hess; Ethan Skerry
Email: chess@fenwick.com; eskerry@fenwick.com
Notwithstanding the foregoing, in the event notice is delivered pursuant to this Section 3.5 by a means other than email, such party shall email such notice within one (1) Business Day of delivery of such notice by such other means.
Section 3.6 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Annex G-vi

Section 3.7 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
Section 3.8 Interpretation. The parties hereto each hereby agree that covenant, agreement, promise, representation and/or warranty contained in this Agreement shall be made on a several, and not joint, basis by each party hereto.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]
Annex G-vii

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Benchmark Capital Partners VI, L.P.
as nominee for Benchmark Capital Partners VI, L.P.,
Benchmark Founders’ Fund VI, L.P., Benchmark Founders’ Fund VI-B, L.P., and related individuals

By:	Benchmark Capital Management Co. VI, L.L.C., general partner

By:	/s/ An-Yen Hu
Name: An-Yen Hu
Title: Authorized Signatory
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Benchmark Capital Partners VIII, L.P.
as nominee for Benchmark Capital Partners VIII, L.P.,
Benchmark Founders’ Fund VIII-B, L.P. Benchmark Founders’ Fund VIII, L.P

By:	Benchmark Capital Management Co. VIII, L.L.C., general partner

By:	/s/ An-Yen Hu
Name: An-Yen Hu
Title: Authorized Signatory
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Bond Capital Fund, L.P., as nominee

By:	Bond Capital Associates, LLC
Its:	General Partner

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Chief Operating Officer
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Greylock XIII-A Limited Partnership

By:	Greylock XIII GP LLC, its General Partner

By:	/s/ Don Sullivan
Name: Don Sullivan
Title: Senior Managing Member
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Greylock XIII Limited Partnership

By:	Greylock XIII GP LLC, its General Partner

By:	/s/ Don Sullivan
Name: Don Sullivan
Title: Senior Managing Member
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Greylock XIII Principals LLC

By:	Greylock Management Corporation, Sole Member

By:	/s/ Don Sullivan
Name: Don Sullivan
Title: Senior Managing Member
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

JLK Revocable Trust dtd October 13, 2003

By:	/s/ Leslie Kilgore
Name: Leslie Kilgore
Title: Trustee

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

The JLK Family Legacy Trust

By:	/s/ Leslie Kilgore
Name: Leslie Kilgore
Title: Grantor
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first -written above.

Nirav Tolia

By:	/s/ Nirav Tolia
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Niran N. Tolia Grantor Retained Annuity Trust

By:	/s/ Nirav Tolia
Name: Nirav Tolia
Title: Grantor
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first -written above.

Prakash Janakiraman

By:	/s/ Prakash Janakiraman
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Riverwood Capital Partners II (Parallel-B) L.P.

By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital II GP Ltd., its general partner

By:	/s/ Chris Varelas
Name: Chris Varelas
Title: Co-founding Partner, Managing Partner
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Riverwood Capital Partners II L.P.

By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital II GP Ltd., its general partner

By:	/s/ Chris Varelas
Name: Chris Varelas
Title: Co-founding Partner, Managing Partner
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first - written above.

Sarah Friar

By:	/s/ Sarah Friar
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first - written above.

Sarah Friar 2019 NXTDR Grantor Retained
Annuity Trust dated November 20, 2019

By:	/s/ Sarah Friar
Name: Sarah Friar
Title: Trustee
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Sarah Leary

By:	/s/ Sarah Leary
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Shasta Ventures II, L.P.
By: Shasta Ventures II GP, LLC, its General Partner

By:	/s/ Jason Pressman
Name: Jason Pressman
Title: Managing Director
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Tiger Global PIP VII Holdings, L.P.

By:	/s/ Stephen Boyd
Name: Stephen Boyd
Title: General Counsel
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

Tiger Global Private Investment Partners VII, L.P.

By:	Tiger Global PIP Performance VII, L.P.
Its:	General Partner
By:	Tiger Global PIP Management VII, Ltd.
Its:	General Partner

By:	/s/ Stephen Boyd
Name: Stephen Boyd
Title: General Counsel
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

ACQUIROR:

KHOSLA VENTURES ACQUISITION CO. II

By:	/s/ Samir Kaul
Name: Samir Kaul
Title: Chief Executive Officer
[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY:

NEXTDOOR, INC.

By:	/s/ Sarah Friar
Name: Sarah Friar
Title: Chief Executive Officer
[Signature Page to Stockholder Support Agreement]

Schedule I
Stockholder Subject Securities

Stockholder	Series A Preferred	Series B Preferred	Series C Preferred	Series D Preferred	Series E Preferred	Series F Preferred	Series G Preferred	Series H Preferred	Common Stock	Notice Information

Schedule II
Investment Agreements
1. Seventh Amended and Restated Investors’ Rights Agreement, dated May 8, 2019, by and among the Company and the Persons listed on Exhibit A thereto.
2. Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 8, 2019, by and among the Company and the Persons listed on Exhibit A and Exhibit B thereto.
3. Seventh Amended and Restated Voting and Drag-Along Agreement, dated May 8, 2019, as amended by that certain Amendment to Seventh Amended and Restated Voting and Drag-Along Agreement dated September 3, 2019, as further amended by that certain Second Amendment to Seventh Amended and Restated Voting and Drag-Along Agreement dated September 29, 2020, by and among the Company and the other Persons party thereto.
4. Management Rights Letter dated January 25, 2008 by and between the Company and Benchmark Capital Partners VI, L.P.
5. Management Rights Letter dated September 18, 2009 by and between the Company and Shasta Ventures.
6. Management Rights Letter dated October 5, 2012 by and between the Company and Google Ventures 2012, L.P.
7. Management Rights Letter dated October 5, 2012 by and between the Company and DAG Ventures V-QP, L.P.
8. Management Rights Letter dated October 22, 2013 by and between the Company and KPCB Holdings, Inc.
9. Management Rights Letter dated October 23, 2013 by and between the Company and Tiger Global Private Investment Partners VII, L.P.
10. Management Rights Letter dated August 29, 2014 by and between the Company and Insight Venture Partners Coinvestment Fund III, L.P.
11. Management Rights Letter dated August 29, 2014 by and between the Company and Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.
12. Management Rights Letter dated August 29, 2014 by and between the Company and Insight Venture Partners (Delaware) III, L.P.
13. Management Rights Letter dated August 29, 2014 by and between the Company and Insight Venture Partners VIII (Co-Investors), L.P.
14. Management Rights Letter dated August 29, 2014 by and between the Company and Insight Venture Partners (Cayman) VIII, L.P.
15. Management Rights Letter dated August 29, 2014 by and between the Company and Insight Venture Partners VIII, L.P.
16. Management Rights Letter dated August 29, 2014 by and between the Company and Coatue Private Fund I LP.
17. Management Rights Letter dated September 5, 2014 by and between the Company and Meritech Capital Partners V, L.P.
18. Management Rights Letter dated May 8, 2019 by and among the Company, Riverwood Capital Partners II, L.P. and Riverwood Capital Partners II (Parallel-B) L.P.
19. Management Rights Letter dated August 29, 2014 by and between the Company and Redpoint Omega II, L.P.
20. Letter Agreement, dated May 8, 2019, by and between the Company and SMALLCAP World Fund, Inc.

21. Letter Agreement, dated January 11, 2018, by and among the Company, Hedosophia Group Limited, HS Investments NA6 Limited and HS Investments 1 Limited.
22. Letter Agreement, dated August 18, 2017, by and between the Company and Axel Springer Digital Ventures US II GmbH.
23. Letter Agreement, dated September 1, 2019, by and between the Company and Institutional Venture Partners XVI, L.P.
24. Letter Agreement, dated February 1, 2012, by and between the Company and Allen & Company LLC.
25. Letter Agreement, dated August 18, 2017, by and among the Company, Comcast Ventures, LP and Comcast Holdings Corporation.

Exhibit A
Written Consent
See attached.

ANNEX H
NEXTDOOR HOLDINGS, INC.
2021 EQUITY INCENTIVE PLAN
1.    PURPOSE. The purpose of this Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company’s future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.
2.    SHARES SUBJECT TO THE PLAN.
2.1.    Number of Shares Available. Subject to Sections 2.6 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is the sum of (a) (i) [_____] ([_____]) Shares less (ii) the number of Shares subject to awards granted under the Company’s 2018 Equity Incentive Plan, as amended (the “Prior Plan”) between the date on which the Business Combination Agreement was executed and the Effective Date that are outstanding as of the Effective Date (provided that this clause (ii) shall not include any Promised Equity (as defined in the Business Combination Agreement) that is included in the definition of Aggregate Fully Diluted Company Common Shares (as defined in the Business Combination Agreement)), (b) Shares that are subject to issuance upon exercise of an option granted under the Prior Plan prior to the Effective Date but which, after the Effective Date, cease to be subject to the option for any reason other than exercise of the option, (b) Shares that are subject to awards granted under the Prior Plan prior to the Effective Date that, after the Effective Date, are forfeited or are repurchased by the Company at the original issue price, (c) Shares that are subject to awards granted under the Prior Plan prior to the Effective Date that, after the Effective Date, otherwise terminate without such Shares being issued, and (d) Shares that, after the Effective Date, are used to pay the exercise price of a stock option issued under the Prior Plan prior to the Effective Date or are withheld to satisfy the tax withholding obligations related to any award issued under the Prior Plan prior to the Effective Date.
2.2.    Lapsed, Returned Awards. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR, (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price, (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to pay the exercise price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for grant and issuance in connection with subsequent Awards under this Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares reserved and available for grant under Section 2.1 and shall not be available for future grants of Awards: (a) Shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on exercise thereof; and (b) Shares purchased on the open market with the cash proceeds from the exercise of Options. As of the Effective Date, no further awards may be granted under the Prior Plan; however, Prior Plan Awards will remain subject to the terms and conditions of the Prior Plan.
2.3.    Minimum Share Reserve. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Awards granted under this Plan.
2.4.    Automatic Share Reserve Increase. The number of Shares available for grant and issuance under the Plan will be increased on January 1st of each of 2022 through 2031, by the lesser of (a) five percent (5%) of the number of shares (rounded down to the nearest whole share) of the Company’s Class A and Class B common stock issued and outstanding on each December 31 immediately prior to the date of increase or (b) such number of Shares determined by the Board.
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2.5.    ISO Limitation. No more than [_____] ([_____]) Shares will be issued pursuant to the exercise of ISOs granted under the Plan.
2.6.    Adjustment of Shares. If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company, without consideration, then (a) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, including Shares reserved under sub-clauses (a)-(d) of Section 2.1, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards and (d) the maximum number and class of Shares that may be issued as ISOs set forth in Section 2.5, will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities or other laws, provided that fractions of a Share will not be issued.
If, by reason of an adjustment pursuant to this Section 2.6, a Participant’s Award Agreement or other agreement related to any Award, or the Shares subject to such Award, covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions, and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.
3.    ELIGIBILITY. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors, and Non-Employee Directors, provided that such Consultants, Directors, and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.
4.    ADMINISTRATION.
4.1.    Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms, and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board will establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:
(a)    construe and interpret this Plan, any Award Agreement, and any other agreement or document executed pursuant to this Plan;
(b)    prescribe, amend, and rescind rules and regulations relating to this Plan or any Award;
(c)    select persons to receive Awards;
(d)    determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;
(e)    determine the number of Shares or other consideration subject to Awards;
(f)    determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;
(g)    determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary, or Affiliate;
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(h)    grant waivers of Plan or Award conditions;
(i)    determine the vesting, exercisability, and payment of Awards;
(j)    correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;
(k)    determine whether an Award has been vested and/or earned;
(l)    determine the terms and conditions of, and to institute, any Exchange Program;
(m)    reduce, waive or modify any criteria with respect to Performance Factors;
(n)    adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events, or circumstances to avoid windfalls or hardships;
(o)    adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;
(p)    exercise discretion with respect to Performance Awards;
(q)    make all other determinations necessary or advisable for the administration of this Plan; and
(r)    delegate any of the foregoing to a subcommittee of Non-Employee Directors or to one or more executive officers of the Company pursuant to a specific delegation as permitted by, and subject to the requirements of, applicable law, including Section 157(c) of the Delaware General Corporation Law; provided that no executive officer will be delegated the authority to grant Awards to, or amend Awards held by, Insiders or executive officers of the Company (or Non-Employee Directors) to whom the authority to grant or amend Awards has been delegated.
4.2.    Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination will be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement will be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee will be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution will be final and binding on the Company and the Participant.
4.3.    Section 16 of the Exchange Act. Awards granted to Participants who are subject to Section 16 of the Exchange Act must be approved by two or more “non-employee directors” (as defined in the regulations promulgated under Section 16 of the Exchange Act).
4.4.    Documentation. The Award Agreement for a given Award, the Plan, and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.
4.5.    Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company, its Subsidiaries, and Affiliates operate or have Employees or other individuals eligible for Awards, the Committee, in its sole discretion, will have the power and authority to: (a) determine which Subsidiaries and Affiliates will be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals
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who provide services to the Company, Subsidiary or Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs, and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications will be attached to this Plan as appendices, if necessary); and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals, provided, however, that no action taken under this Section 4.5 will increase the Share limitations contained in Section 2.1 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards will be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.
5.    OPTIONS. An Option is the right, but not the obligation, to purchase a Share, subject to certain conditions. The Committee may grant Options to eligible Employees, Consultants, and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code (“ISOs”) or Nonqualified Stock Options (“NSOs”), provided that only Employees may be granted ISOs, the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.
5.1.    Option Grant. Each Option granted under this Plan will be identified as an ISO or an NSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length, and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.
5.2.    Date of Grant. The date of grant of an Option will be the date on which the Committee approves the grant of such Option, or a specified future date. The Award Agreement will be delivered to the Participant within a reasonable time after the granting of the Option.
5.3.    Exercise Period. Options may become vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option, provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary (“Ten Percent Stockholder”) will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.
5.4.    Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted, provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant, and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.
5.5.    Method of Exercise. Any Option granted hereunder will become vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option (and/or via electronic execution through the authorized third-party administrator), and (b) full payment for the Shares with respect to which the Option is exercised (together with payment of any applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon
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exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.6 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.
5.6.    Termination of Service. If the Participant’s Service terminates for any reason except for Cause or the Participant’s death or Disability, then the Participant may exercise such Participant’s Options only to the extent that such Options were vested and would have been exercisable by the Participant on the date Participant’s Service terminates no later than three (3) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise of an ISO beyond three (3) months after the date Participant’s employment terminates deemed to be the exercise of an NSO), but in any event no later than the expiration date of the Options.
(a)    Death. If the Participant’s Service terminates because of the Participant’s death (or the Participant dies within three (3) months after Participant’s Service terminates other than for Cause or because of the Participant’s Disability), then the Participant’s Options may be exercised only to the extent that such Options were vested and would have been exercisable by the Participant on the date Participant’s Service terminates and must be exercised by the Participant’s legal representative, or authorized assignee, no later than twelve (12) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee), but in any event no later than the expiration date of the Options.
(b)    Disability. If the Participant’s Service terminates because of the Participant’s Disability, then the Participant’s Options may be exercised only to the extent that such Options were vested and would have been exercisable by the Participant on the date Participant’s Service terminates and must be exercised by the Participant (or the Participant’s legal representative or authorized assignee) no later than twelve (12) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant’s employment terminates when the termination of Service is for a Disability that is not a “permanent and total disability” as defined in Section 22(e)(3) of the Code or (b) twelve (12) months after the date Participant’s employment terminates when the termination of Service is for a Disability that is a “permanent and total disability” as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NSO), but in any event no later than the expiration date of the Options.
(c)    Cause. Unless otherwise determined by the Committee, if the Participant’s Service terminates for Cause, then Participant’s Options (whether or not vested) will expire on the date of termination of Participant’s Service if the Committee has reasonably determined in good faith that such cessation of Services has resulted in connection with an act or failure to act constituting Cause (or such Participant’s Services could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the time such Participant terminated Service), or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in an employment agreement, Award Agreement, or other applicable agreement between the Participant and the Company or any Parent or Subsidiary, Cause will have the meaning set forth in the Plan.
5.7.    Limitations on ISOs. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NSOs. For purposes of this Section 5.7, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.
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5.8.    Modification, Extension or Renewal. The Committee may modify, extend, or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed, or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants, provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.
5.9.    No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended, or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.
6.    RESTRICTED STOCK UNITS. A Restricted Stock Unit (“RSU”) is an Award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled by issuance of those Shares (which may consist of Restricted Stock) or in cash. All RSUs will be made pursuant to an Award Agreement.
6.1.    Terms of RSUs. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU, (b) the time or times during which the RSU may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the Participant’s termination of Service on each RSU, provided that no RSU will have a term longer than ten (10) years. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant’s Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.
6.2.    Form and Timing of Settlement. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.
6.3.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).
7.    RESTRICTED STOCK AWARDS. A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant, or Director Shares that are subject to restrictions (“Restricted Stock”). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the Plan.
7.1.    Restricted Stock Purchase Agreement. All purchases of Restricted Stock will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer to purchase such Restricted Stock Award will terminate, unless the Committee determines otherwise.
7.2.    Purchase Price. The Purchase Price for Shares issued pursuant to a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.
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7.3.    Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified period of Service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant’s Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee will: (a) determine the nature, length, and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.
7.4.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).
8.    STOCK BONUS AWARDS. A Stock Bonus Award is an Award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary, or Affiliate. All Stock Bonus Awards will be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.
8.1.    Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of Service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant’s Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee will: (a) determine the restrictions to which the Stock Bonus Award is subject, including the nature, length, and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors, if any, to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.
8.2.    Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.
8.3.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).
9.    STOCK APPRECIATION RIGHTS. A Stock Appreciation Right (“SAR”) is an Award to an eligible Employee, Consultant, or Director that may be settled in cash or Shares (which may consist of Restricted Stock) having a value equal to (a) the positive difference (if any) between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs will be made pursuant to an Award Agreement.
9.1.    Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR, (b) the Exercise Price and the time or times during which the SAR may be exercised and settled, (c) the consideration to be distributed on exercise and settlement of the SAR, and (d) the effect of the Participant’s termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and may not be less than Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for each SAR; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.
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9.2.    Exercise Period and Expiration Date. A SAR will become vested and exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement will set forth the expiration date, provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become vested and exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.
9.3.    Form of Settlement. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the positive difference (if any) between the Fair Market Value of a Share on the date of exercise over the Exercise Price, by (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be made in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.
9.4.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).
10.    PERFORMANCE AWARDS.
10.1.    Types of Performance Awards. A Performance Award is an Award to an eligible Employee, Consultant, or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property, or any combination thereof. Grants of Performance Awards will be made pursuant to an Award Agreement that cites Section 10 of the Plan.
(a)    Performance Shares. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded, and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares will consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee will determine in its sole discretion.
(b)    Performance Units. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded, and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units will consist of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.
(c)    Cash-Settled Performance Awards. The Committee may also grant cash-settled Performance Awards to Participants under the terms of this Plan. Such awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant performance period.
10.2.    Terms of Performance Awards. The Committee will determine, and each Award Agreement will set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b)
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the number of Shares deemed subject to an award of Performance Shares, (c) the Performance Factors and Performance Period that will determine the time and extent to which each award of Performance Shares will be settled, (d) the consideration to be distributed on settlement, and (e) the effect of the Participant’s termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (i) determine the nature, length, and starting date of any Performance Period; (ii) select from among the Performance Factors to be used; and (iii) determine the number of Shares deemed subject to the award of Performance Shares. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant. Prior to settlement the Committee will determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.
10.3.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).
11.    PAYMENT FOR SHARE PURCHASES. Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash (by check) or cash equivalents (by Automated Clearing House (“ACH”) transfer) or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):
(a)    by cancellation of indebtedness of the Company to the Participant;
(b)    by surrender of shares of the Company held by the Participant that are free of all liens, claims, encumbrances or security interests and that have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price or Purchase Price of the Shares as to which said Award will be exercised or settled;
(c)    by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent or Subsidiary;
(d)    by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;
(e)    by any combination of the foregoing; or
(f)    by any other method of payment as is permitted by applicable law.
The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan.
12.    GRANTS TO NON-EMPLOYEE DIRECTORS.
12.1.    General. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board or made from time to time as determined in the discretion of the Board. No Non-Employee Director may receive Awards under the Plan that, when combined with cash compensation received for service as a Non-Employee Director, exceed Seven Hundred Fifty Thousand dollars ($750,000) in value (as described below) in any calendar year, increased to One Million dollars ($1,000,000) in value (as described below) in the calendar year of his or her initial service as a Non-Employee Director. The value of Awards for purposes of complying with this maximum will be determined as follows: (a) for Options and SARs, grant date fair value will be calculated using the Company’s regular valuation methodology for determining the grant date fair value of Options for reporting purposes, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award, or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a
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Consultant but not a Non-Employee Director will not count for purposes of the limitations set forth in this Section 12.1.
12.2.    Eligibility. Awards pursuant to this Section 12 will be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.
12.3.    Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards will vest, become exercisable, and/or be settled, as applicable, as determined by the Board. With respect to Options and SARs, the exercise price of Awards granted to Non-Employee Directors will not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.
12.4.    Election to Receive Awards in Lieu of Cash. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, if permitted, and as determined, by the Committee. Such Awards will be issued under the Plan. An election under this Section 12.4 will be filed with the Company on the form prescribed by the Company.
13.    WITHHOLDING TAXES.
13.1.    Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan or a tax event occurs, the Company may require the Participant to remit to the Company, or to the Parent, Subsidiary, or Affiliate, as applicable, employing the Participant an amount sufficient to satisfy all applicable U.S. federal, state, local, and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items (the “Tax-Related Items”) legally due from the Participant prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items. Unless otherwise determined by the Committee, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld and such Shares will be valued based on the value of the actual trade or, if there is none, the Fair Market Value of the Shares as of the previous trading day.
13.2.    Stock Withholding. The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax Related Items legally due from the Participant, in whole or in part by (without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld, or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.
14.    TRANSFERABILITY. Unless determined otherwise by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards will be exercisable: (a) during the Participant’s lifetime only by the Participant or the Participant’s guardian or legal representative; (b) after the Participant’s death, by the legal representative of the Participant’s heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee.
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15.    PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.
15.1.    Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. Any Dividend Equivalent Rights will be subject to the same vesting or performance conditions as the underlying Award, and will not be paid unless and until such vesting or performance conditions are satisfied. In addition, the Committee may provide that any Dividend Equivalent Rights permitted by an applicable Award Agreement will be deemed to have been reinvested in additional Shares or otherwise reinvested. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to such stock dividends or stock distributions with respect to Unvested Shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. The Committee, in its discretion, may provide in the Award Agreement evidencing any Award, other than an Option or SAR, that the Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Shares underlying an Award during the period beginning on the date the Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date on which the Award is exercised or settled or the date on which it is forfeited provided, that no Dividend Equivalent Right will be paid with respect to the Unvested Shares, and such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. Such Dividend Equivalent Rights, if any, will be credited to the Participant in the form of additional whole Shares as of the date of payment of such cash dividends on Shares.
15.2.    Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a “Right of Repurchase”) any or all Unvested Shares held by a Participant following such Participant’s termination of Service at any time within ninety (90) days (or such longer or shorter time determined by the Committee) after the later of the date Participant’s Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant’s Purchase Price or Exercise Price, as the case may be.
16.    CERTIFICATES. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends, and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state, or foreign securities law, or any rules, regulations, and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted, and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.
17.    ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant’s Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant’s obligation to the Company under the promissory note, provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant’s Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid. Notwithstanding anything to the contrary in the Plan, in no event may any officer or Non-Employee Director be permitted to execute a promissory note as partial or full consideration for the purchase of Shares under the Plan in contravention of Section 13(k) of the Exchange Act.
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18.    REPRICING; EXCHANGE AND BUYOUT OF AWARDS. Without prior stockholder approval the Committee may (a) reprice Options or SARs (and where such repricing is a reduction in the Exercise Price of outstanding Options or SARs, the consent of the affected Participants is not required provided written notice is provided to them, notwithstanding any adverse tax consequences to them arising from the repricing), and (b) with the consent of the respective Participants (unless not required pursuant to Section 5.8 of the Plan), pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards.
19.    SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control and other laws, rules, and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Shares under any state, federal, or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification, or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange, or automated quotation system, and the Company will have no liability for any inability or failure to do so.
20.    NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other service relationship with, the Company or any Parent, Subsidiary, or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary, or Affiliate to terminate Participant’s employment or other service relationship at any time.
21.    CORPORATE TRANSACTIONS.
21.1.    Assumption or Replacement of Awards by Successor. In the event that the Company is subject to a Corporate Transaction, outstanding Awards acquired under the Plan shall be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding Awards in an identical manner. Such agreement, without the Participant’s consent, shall provide for one or more of the following with respect to all outstanding Awards as of the effective date of such Corporate Transaction:
(a)    The continuation of an outstanding Award by the Company (if the Company is the successor entity).
(b)    The assumption of an outstanding Award by the successor or acquiring entity (if any) of such Corporate Transaction (or by its parents, if any), which assumption, will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.
(c)    The substitution by the successor or acquiring entity in such Corporate Transaction (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Awards (except that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable).
(d)    The full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company’s right to repurchase or re-acquire shares acquired under an Award or lapse of forfeiture rights with respect to Shares acquired under an Award.
(e)    The settlement of the full value of such outstanding Award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a fair market value equal to the required amount, followed by the cancellation of such Awards; provided however, that such
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Award may be cancelled if such Award has no value, as determined by the Committee, in its discretion. Subject to compliance with Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the Award would have become exercisable or vested, and such payment may be subject to vesting based on the Participant’s continued service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which the Award would have otherwise become vested or exercisable. For purposes of this Section 21.1(e), the fair market value of any security shall be determined without regard to any vesting conditions that may apply to such security.
The Board shall have full power and authority to assign the Company’s right to repurchase or re-acquire or forfeiture rights to such successor or acquiring corporation. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify each Participant in writing or electronically that such Participant’s Award will, if exercisable, be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction and treatment may vary from Award to Award and/or from Participant to Participant.
21.2.    Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) granting an Award under this Plan in substitution of such other company’s award, or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards will not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.
21.3.    Non-Employee Directors’ Awards. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors will accelerate and such Awards will become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.
22.    ADOPTION AND STOCKHOLDER APPROVAL. This Plan will be submitted for the approval of the Company’s stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan.
23.    TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the earlier of (i) date this Plan is adopted by the Board or (ii) the date the Company’s stockholders approved the Plan. This Plan and all Awards granted hereunder will be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of laws rules).
24.    AMENDMENT OR TERMINATION OF PLAN. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan, provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval, provided further that a Participant’s Award will be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan will affect any then-outstanding Award unless expressly provided by the Committee. In any event, no termination or amendment of the Plan or any outstanding Award may materially
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adversely affect any then outstanding Award without the consent of the affected Participant, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.
25.    NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.
26.    INSIDER TRADING POLICY. Each Participant who receives an Award will comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by Employees, officers, and/or Directors of the Company, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.
27.    ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY.  All Awards, subject to applicable law, will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or the Committee or required by law during the term of Participant’s employment or other service with the Company that is applicable to officers, Employees, Directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards.
28.    DEFINITIONS. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:
28.1.    “Affiliate” means (a) any entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.
28.2.    “Award” means any award under the Plan, including any Option, Performance Award, Cash Award, Restricted Stock, Stock Bonus, Stock Appreciation Right, or Restricted Stock Unit.
28.3.    “Award Agreement” means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which will be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee’s delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.
28.4.    “Board” means the Board of Directors of the Company.
28.5.    “Business Combination” means the business combination effected pursuant to the Business Combination Agreement.
28.6.    “Business Combination Agreement” means the Agreement and Plan of Merger by and among Khosla Ventures Acquisition Co. II, the Company, and certain other parties thereto.
28.7.    “Cause” means a determination by the Company that the Participant has committed an act or acts constituting any of the following: (i) dishonesty, fraud, misconduct or negligence in connection with Participant’s duties to the Company, (ii) unauthorized disclosure or use of the Company’s confidential or proprietary information, (iii) misappropriation of a business opportunity of the Company, (iv) materially aiding Company competitor, (v) a felony conviction, (vi) refusal to attend to the duties or obligations of the Participant’s position, or (vii) violation or breach of, or failure to comply with, the Company’s code of ethics or conduct, any of the Company’s rules, policies or procedures applicable to the Participant or any agreement in effect between the Company and the Participant. The determination as to whether Cause for a Participant’s termination exists will be made in good faith by the Company and will be final and binding on the Participant. This definition does not in any way limit the Company’s or any
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Parent’s or Subsidiary’s ability to terminate a Participant’s employment or services at any time as provided in Section 20 above. Notwithstanding the foregoing, the foregoing definition of “Cause” may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement, or other applicable agreement with any Participant, provided that such document supersedes the definition provided in this Section 28.7.
28.8.    “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
28.9.    “Committee” means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.
28.10.    “Common Stock” means the Class A common stock of the Company.
28.11.    “Company” means Nextdoor, Inc., a Delaware corporation, or any successor corporation.
28.12.    “Consultant” means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary, or Affiliate to render services to such entity.
28.13.    “Corporate Transaction” means the occurrence of any of the following events: (a) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities, provided, however, that for purposes of this subclause (a) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; (d) any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of capital stock of the Company), or (e) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (e), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction. For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the Company. Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount will become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.
28.14.    “Director” means a member of the Board.
28.15.    “Disability” means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.
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28.16.    “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash, stock, or other property dividends in amounts equal equivalent to cash, stock, or other property dividends for each Share represented by an Award held by such Participant.
28.17.    “Effective Date” means the closing date of the Business Combination.
28.18.    “Employee” means any person, including officers and Directors, providing services as an employee to the Company or any Parent, Subsidiary, or Affiliate. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.
28.19.    “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
28.20.    “Exchange Program” means a program pursuant to which (a) outstanding Awards are surrendered, cancelled, or exchanged for cash, the same type of Award, or a different Award (or combination thereof); or (b) the exercise price of an outstanding Award is increased or reduced.
28.21.    “Exercise Price” means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.
28.22.    “Fair Market Value” means, as of any date, the value of a Share, determined as follows:
(a)    if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Committee deems reliable;
(b)    if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Committee deems reliable; or
(c)    if none of the foregoing is applicable, by the Board or the Committee in good faith.
28.23.    “Insider” means an officer or Director of the Company or any other person whose transactions in the Company’s Common Stock are subject to Section 16 of the Exchange Act.
28.24.    “IRS” means the United States Internal Revenue Service.
28.25.    “Non-Employee Director” means a Director who is not an Employee of the Company or any Parent, Subsidiary, or Affiliate.
28.26.    “Option” means an award of an option to purchase Shares pursuant to Section 5.
28.27.    “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.
28.28.    “Participant” means a person who holds an Award under this Plan.
28.29.    “Performance Award” means an Award as defined in Section 10 and granted under the Plan, the payment of which is contingent upon achieving certain performance goals established by the Committee.
28.30.    “Performance Factors” means any of the factors selected by the Committee and specified in an Award Agreement, from among the following measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative
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to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:
(a)    profit before tax;
(b)    billings;
(c)    revenue;
(d)    net revenue;
(e)    earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation, and amortization);
(f)    operating income;
(g)    operating margin;
(h)    operating profit;
(i)    controllable operating profit or net operating profit;
(j)    net profit;
(k)    gross margin;
(l)    operating expenses or operating expenses as a percentage of revenue;
(m)    net income;
(n)    earnings per share;
(o)    total stockholder return;
(p)    market share;
(q)    return on assets or net assets;
(r)    the Company’s stock price;
(s)    growth in stockholder value relative to a pre-determined index;
(t)    return on equity;
(u)    return on invested capital;
(v)    cash flow (including free cash flow or operating cash flows);
(w)    cash conversion cycle;
(x)    economic value added;
(y)    individual confidential business objectives;
(z)    contract awards or backlog;
(aa)    overhead or other expense reduction;
(bb)    credit rating;
(cc)    strategic plan development and implementation;
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(dd)    succession plan development and implementation;
(ee)    improvement in workforce diversity;
(ff)    customer indicators and/or satisfaction;
(gg)    new product invention or innovation;
(hh)    attainment of research and development milestones;
(ii)    improvements in productivity;
(jj)    bookings;
(kk)    attainment of objective operating goals and employee metrics;
(ll)    sales;
(mm)    expenses;
(nn)    balance of cash, cash equivalents, and marketable securities;
(oo)    completion of an identified special project;
(pp)    completion of a joint venture or other corporate transaction;
(qq)    employee satisfaction and/or retention;
(rr)    research and development expenses;
(ss)    working capital targets and changes in working capital; and
(tt)    any other metric that is capable of measurement as determined by the Committee.
The Committee may provide for one or more equitable adjustments to the Performance Factors to preserve the Committee’s original intent regarding the Performance Factors at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.
28.31.    “Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Award.
28.32.    “Performance Share” means an Award as defined in Section 10 and granted under the Plan, the payment of which is contingent upon achieving certain performance goals established by the Committee.
28.33.    “Performance Unit” means an Award as defined in Section 10 and granted under the Plan, the payment of which is contingent upon achieving certain performance goals established by the Committee.
28.34.    “Permitted Transferee” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee’s household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.
28.35.    “Plan” means this Nextdoor, Inc. 2021 Equity Incentive Plan.
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28.36.    “Purchase Price” means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.
28.37.    “Restricted Stock Award” means an Award as defined in Section 7 and granted under the Plan or issued pursuant to the early exercise of an Option.
28.38.    “Restricted Stock Unit” means an Award as defined in Section 6 and granted under the Plan.
28.39.    “SEC” means the United States Securities and Exchange Commission.
28.40.    “Securities Act” means the United States Securities Act of 1933, as amended.
28.41.    “Service” will mean service as an Employee, Consultant, Director, or Non-Employee Director, to the Company or a Parent, Subsidiary, or Affiliate, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. An Employee will not be deemed to have ceased to provide Service in the case of any leave of absence approved by the Company. In the case of any Employee on an approved leave of absence or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Committee may make such provisions respecting suspension of or modification to vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate or during such change in working hours as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. In the event of military or other protected leave, if required by applicable laws, vesting will continue for the longest period that vesting continues under any other statutory or Company approved leave of absence and, upon a Participant’s returning from military leave, he or she will be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide Service to the Company throughout the leave on the same terms as he or she was providing Service immediately prior to such leave. An employee shall have terminated employment as of the date he or she ceases to provide Service (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment shall not be extended by any notice period or garden leave mandated by local law, provided, however, that a change in status between an Employee, Consultant, Director or Non-Employee Director shall not terminate the Participant’s Service, unless determined by the Committee, in its discretion or to the extent set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service.
28.42.    “Shares” means shares of the Common Stock and the common stock of any successor entity of the Company.
28.43.    “Stock Appreciation Right” means an Award defined in Section 9 and granted under the Plan.
28.44.    “Stock Bonus” means an Award defined in Section 7 and granted under the Plan.
28.45.    “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.
28.46.    “Treasury Regulations” means regulations promulgated by the United States Treasury Department.
28.47.     “Unvested Shares” means Shares that have not yet vested or are subject to a Right of Repurchase in favor of the Company (or any successor thereto).
29.    CODE SECTION 409A. This Plan and Awards granted hereunder are intended to comply with Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) to the extent subject thereto, or otherwise be exempt from Section 409A, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless required by applicable law. Notwithstanding anything to the contrary in the Plan, to
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the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan or any Award Agreement granted pursuant hereto during the six-month period immediately following the Participant’s termination of Service (the “Deferred Amounts”) shall instead be paid on the first payroll date after the earlier of (i) the six-month anniversary of the Participant’s “separation from service” (as defined in Section 409A) or (ii) the Participant’s death (such date, the “Section 409A Payment Date”), with any portion of the Deferred Amounts that would otherwise be payable prior to the Section 409A Payment Date aggregated and paid in a lump sum without interest on the Section 409A Payment Date. Notwithstanding the foregoing, none of the Company, the Committee or any of their respective affiliates shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A and, by accepting an Award granted hereunder, the Participant acknowledges and agrees that none of the Company, the Committee or any of their respective affiliates will have any liability to the Participant for any such tax or penalty.
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ANNEX I
NEXTDOOR HOLDINGS, INC.
2021 EMPLOYEE STOCK PURCHASE PLAN
1.    PURPOSE. Nextdoor Holdings, Inc. adopted the Plan effective as of the Effective Date. The purpose of this Plan is to provide eligible employees of the Company and the Participating Corporations with a means of acquiring an equity interest in the Company, to enhance such employees’ sense of participation in the affairs of the Company. Capitalized terms not defined elsewhere in the text are defined in Section 28.
2.    ESTABLISHMENT OF PLAN. The Company proposes to grant rights to purchase shares of Common Stock to eligible employees of the Company and its Participating Corporations pursuant to this Plan. The Company intends this Plan to qualify as an “employee stock purchase plan” under Section 423 of the Code (including any amendments to or replacements of such Section), and this Plan shall be so construed, although the Company makes no undertaking or representation to maintain such qualification. Any term not expressly defined in this Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. In addition, with regard to offers of options to purchase shares of Common Stock under the Plan to employees working for a Subsidiary or an Affiliate outside the United States, this Plan authorizes the grant of options under a Non-Section 423 Component that is not intended to meet Section 423 requirements, provided, to the extent necessary under Section 423 of the Code, the other terms and conditions of the Plan are met.
Subject to Section 14, a total of [_____] ([_____]) shares of Common Stock are reserved for issuance under this Plan. In addition, on each January 1 of each of 2022 through 2031, the aggregate number of shares of common stock reserved for issuance under the Plan shall be increased automatically by the number of shares equal to one percent (1%) of the total number of outstanding shares of the Company’s Class A and Class B common stock issued and all outstanding on the immediately preceding December 31st (rounded down to the nearest whole share); provided, that the Board or the Committee may in its sole discretion reduce the amount of the increase in any particular year. Subject to Section 14, no more than [_____] ([_____]) shares of Common Stock may be issued over the term of this Plan. The number of shares initially reserved for issuance under this Plan and the maximum number of shares that may be issued under this Plan shall be subject to adjustments effected in accordance with Section 14. Any or all such shares may be granted under the Section 423 Component.
3.    ADMINISTRATION. The Plan will be administered by the Committee. Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Committee and its decisions shall be final and binding upon all eligible employees and Participants. The Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility, to designate the Participating Corporations, to determine whether Participating Corporations shall participate in the Section 423 Component or Non-Section 423 Component and to decide upon any and all claims filed under the Plan. Every finding, decision and determination made by the Committee will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, the Committee may adopt rules, sub-plans, and/or procedures relating to the operation and administration of the Plan designed to comply with local laws, regulations or customs or to achieve tax, securities law or other objectives for eligible employees outside of the United States. The Committee will have the authority to determine the Fair Market Value of the Common Stock (which determination shall be final, binding and conclusive for all purposes) in accordance with Section 8 below and to interpret Section 8 of the Plan in connection with circumstances that impact the Fair Market Value. Members of the Committee shall receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of this Plan shall be paid by the Company. For purposes of this Plan, the Committee may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Corporations will participate, and the provisions of the Plan will separately apply to each such separate offering even if the dates of the applicable Offering Periods of each such offering are identical. To the extent permitted by Section 423 of the Code, the terms of each separate offering under the Plan need not be identical, provided that the rights and privileges established with respect to a particular offering are applied in an identical manner to all employees of every Participating Corporation whose employees are granted options under that particular offering. The Committee may establish rules to govern the terms of the Plan and the offering that will apply to Participants who transfer
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employment between the Company and Participating Corporations or between Participating Corporations, in accordance with requirements under Section 423 of the Code to the extent applicable.
4.    ELIGIBILITY.
(a)    Any employee of the Company or the Participating Corporations is eligible to participate in an Offering Period under this Plan, except that one or more of the following categories of employees may be excluded from coverage under the Plan if determined by the Committee (other than where such exclusion is prohibited by applicable law); provided, that any of the following exclusions shall be applied in an identical manner under each Offering Period under the Section 423 Component to all employees of the Company and any Participating Corporations, in accordance with Treasury Regulation Section 1.423-2(e):
(i)    employees who do not meet eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code);
(ii)    employees who are not employed by the Company or a Participating Corporation prior to the beginning of such Offering Period or prior to such other time period as specified by the Committee;
(iii)    employees who are customarily employed for twenty (20) or less hours per week;
(iv)    employees who are customarily employed for five (5) months or less in a calendar year;
(v)    (a) employees who are “highly compensated employees” of the Company or any Participating Corporation (within the meaning of Section 414(q) of the Code), or (b) any employees who are “highly compensated employees” with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act;
(vi)    employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (i) such employee’s participation is prohibited under the laws of the jurisdiction governing such employee, or (ii) compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code; and
(vii)    individuals who provide services to the Company or any of its Participating Corporations who are reclassified as common law employees for any reason except for federal income and employment tax purposes.
The foregoing notwithstanding, an individual shall not be eligible if his or her participation in the Plan is prohibited by the law of any country that has jurisdiction over him or her, if complying with the laws of the applicable country would cause the Plan to violate Section 423 of the Code, or, to the extent that such individual is a Participant in the Non-Section 423 Component, if he or she is subject to a collective bargaining agreement that does not provide for participation in the Plan.
(b)    No employee who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, owns stock or holds options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary shall be granted an option to purchase Common Stock under the Plan. Notwithstanding the foregoing, the rules of Section 424(d) of the Code shall apply in determining share ownership and the extent to which shares held under outstanding equity awards are to be treated as owned by the employee.
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5.    OFFERING DATES. Each Offering Period of this Plan may be of up to twenty-seven (27) months duration and shall commence and end at the times designated by the Committee. Each Offering Period shall consist of one or more Purchase Periods during which Contributions made by Participants are accumulated under this Plan.
6.    PARTICIPATION IN THIS PLAN.
(a)    Any employee who is an eligible employee determined in accordance with Section 4 immediately prior to an Offering Period may elect to participate in this Plan by timely submitting an enrollment agreement prior to the commencement of the Offering Period (or such earlier date as the Committee may determine) to which such agreement relates, subject to the other terms and provisions of this Plan.
(b)    Once an employee becomes a Participant in an Offering Period, then such Participant will automatically participate in each subsequent Offering Period commencing immediately following the last day of the prior Offering Period unless the Participant withdraws or is deemed to withdraw from this Plan or terminates further participation in an Offering Period as set forth in Section 11 below. A Participant who is continuing participation pursuant to the preceding sentence is not required to file any additional enrollment agreement in order to continue participation in this Plan; a Participant who is not continuing participation pursuant to the preceding sentence is required to file an enrollment agreement prior to the commencement of the Offering Period (or such earlier date as the Committee may determine) to which such agreement relates.
7.    GRANT OF OPTION ON ENROLLMENT. Becoming a Participant with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such Participant of an option to purchase on the Purchase Date up to that number of shares of Common Stock determined by a fraction, the numerator of which is the amount accumulated in such Participant’s Contribution account during such Purchase Period and the denominator of which is the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date (but in no event less than the par value of a share of the Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Purchase Date; provided, however, that the number of shares of Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares set by the Committee pursuant to Section 10(b) below with respect to the applicable Purchase Date, or (y) the maximum number of shares which may be purchased pursuant to Section 10(a) below with respect to the applicable Purchase Date.
8.    PURCHASE PRICE. The Purchase Price per share at which a share of Common Stock will be sold in any Offering Period shall be eighty-five percent (85%) of the lesser of:
(a)    The Fair Market Value on the Offering Date; or
(b)    The Fair Market Value on the Purchase Date.
9.    PAYMENT OF PURCHASE PRICE; CONTRIBUTION CHANGES; SHARE ISSUANCES.
(a)    The Purchase Price shall be accumulated by regular payroll deductions made during each Offering Period, unless the Committee determines that contributions may be made in another form (including but not limited to with respect to categories of Participants outside the United States that Contributions may be made in another form due to local legal requirements). The Contributions are made as a percentage of the Participant’s Compensation in one percent (1%) increments not less than one percent (1%), nor greater than fifteen percent (15%) or such lower limit set by the Committee. “Compensation” shall mean base salary or regular hourly wages; however, the Committee shall have discretion to adopt a definition of Compensation from time to time of all cash compensation reported on the employee's Form W-2 or corresponding local country tax return, including without limitation base salary or regular hourly wages, bonuses, incentive compensation, commissions, overtime, shift premiums, pay during leaves of absence, and draws against commissions (or in foreign jurisdictions, equivalent cash compensation). For purposes of determining a Participant’s Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code (or in foreign jurisdictions, equivalent deductions) shall be treated as if the Participant did not make such election. Contributions shall
Annex I-iii

commence on the first payday following the beginning of the Offering Period and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Notwithstanding the foregoing, the terms of any sub-plan may permit matching shares without the payment of any purchase price.
(b)    A Participant may decrease the rate of Contributions during an Offering Period by filing with the Company or a third party designated by the Company a new authorization for Contributions, with the new rate to become effective no later than the second payroll period commencing after the Company’s receipt of the authorization and continuing for the remainder of the Offering Period unless changed as described below. A decrease in the rate of Contributions may be made once during an Offering Period, or more frequently under rules determined by the Committee. A Participant may increase or decrease the rate of Contributions for any subsequent Offering Period by filing with the Company or a third party designated by the Company a new authorization for Contributions prior to the beginning of such Offering Period, or such other time period as specified by the Committee.
(c)    A Participant may reduce his or her Contribution percentage to zero during an Offering Period by filing with the Company or a third party designated by the Company a request for cessation of Contributions. Such reduction shall be effective beginning no later than the second payroll period after the Company’s receipt of the request and no further Contributions will be made for the duration of the Offering Period. Contributions credited to the Participant’s account prior to the effective date of the request shall be used to purchase shares of Common Stock in accordance with Subsection (e) below. A reduction of the Contribution percentage to zero shall be treated as such Participant’s withdrawal from such Offering Period and the Plan, effective as of the day after the next Purchase Date following the filing date of such request with the Company.
(d)    All Contributions made for a Participant are credited to his or her book account under this Plan and are deposited with the general funds of the Company, except to the extent local legal restrictions outside the United States require segregation of such Contributions. No interest accrues on the Contributions, except to the extent required due to local legal requirements. All Contributions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions, except to the extent necessary to comply with local legal requirements outside the United States.
(e)    On each Purchase Date, so long as this Plan remains in effect and provided that the Participant has not submitted a signed and completed withdrawal form that is effective on or before that date which notifies the Company that the Participant wishes to withdraw from that Offering Period under this Plan and have all Contributions accumulated in the account maintained on behalf of the Participant as of that date returned to the Participant, the Company shall apply the funds then in the Participant’s account to the purchase of whole shares of Common Stock reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The Purchase Price per share shall be as specified in Section 8 of this Plan. Any fractional share, as calculated under this Subsection (e), shall be rounded down to the next lower whole share, unless the Committee determines with respect to all Participants that any fractional share shall be credited as a fractional share. Any amount remaining in a Participant’s account on a Purchase Date which is less than the amount necessary to purchase a full share of the Common Stock shall be refunded without interest; however, the Committee may determine for future Offering Periods that such amounts shall be carried forward into the next Purchase Period or Offering Period, as the case may be (except to the extent necessary to comply with local legal requirements outside the United States). In the event that this Plan has been oversub-scribed, all funds not used to purchase shares on the Purchase Date shall be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the United States). No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date, except to the extent required due to local legal requirements outside the United States.
(f)    As promptly as practicable after the Purchase Date, the Company shall issue shares for the Participant’s benefit representing the shares purchased upon exercise of his or her option.
(g)    During a Participant’s lifetime, his or her option to purchase shares hereunder is exercisable only by him or her. The Participant will have no interest or voting right in shares covered by his or her option until such option has been exercised and the applicable shares have been issued to such Participant.
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(h)    To the extent required by applicable federal, state, local or foreign law, a Participant shall make arrangements satisfactory to the Company and the Participating Corporation employing the Participant for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company or any Subsidiary or Affiliate, as applicable, may withhold, by any method permissible under the applicable law, the amount necessary for the Company or Subsidiary or Affiliate, as applicable, to meet applicable withholding obligations, including any withholding required to make available to the Company or Subsidiary or Affiliate, as applicable, any tax deductions or benefits attributable to the sale or early disposition of shares of Common Stock by a Participant. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.
10.    LIMITATIONS ON SHARES TO BE PURCHASED.
(a)    Any other provision of the Plan notwithstanding, no Participant shall purchase Common Stock with a Fair Market Value in excess of the following limit:
(i)    In the case of Common Stock purchased during an Offering Period that commenced in the current calendar year, the limit shall be equal to (A) $25,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased in the current calendar year (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary).
(ii)    In the case of Common Stock purchased during an Offering Period that commenced in the immediately preceding calendar year, the limit shall be equal to (A) $50,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary) in the current calendar year and in the immediately preceding calendar year.
(iii)    In the case of Common Stock purchased during an Offering Period that commenced two calendar years prior, the limit shall be equal to (A) $75,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary) in the current calendar year and in the two immediately preceding calendar years.
Notwithstanding the foregoing or anything herein in to the contrary, no Participant may be granted rights under the Section 423 Component if such rights, together with any other rights granted to such Participant under any other employee stock purchase plan of the Company or any Parent or Subsidiary, as specified by Section 423(b)(8) of the Code, do permit such Participant’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.
For purposes of this Subsection (a), the Fair Market Value of Common Stock shall be determined in each case as of the applicable Offering Date of the Offering Period in which such Common Stock is purchased. Employee stock purchase plans not described in Section 423 of the Code shall be disregarded. If a Participant is precluded by this Subsection (a) from purchasing additional Common Stock under the Plan, then his or her Contributions shall automatically be discontinued and shall automatically resume at the beginning of the earliest Purchase Period that will end in the next calendar year (if he or she then is an eligible employee), provided that when the Company automatically resumes such Contributions, the Company must apply the rate in effect immediately prior to such suspension.
(b)    In no event shall a Participant be permitted to purchase more than 2,500 shares on any one Purchase Date or such lesser number as the Committee shall determine. If a lower limit is set under this Subsection (b), then all Participants will be notified of such limit prior to the commencement of the next Offering Period for which it is to be effective.
(c)    If the number of shares to be purchased on a Purchase Date by all Participants exceeds the number of shares then available for issuance under this Plan, then the Company will make a pro rata allocation
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of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Committee shall determine to be equitable. In such event, the Company will give notice of such reduction of the num-ber of shares to be purchased under a Participant’s option to each Participant affected.
(d)    Any Contributions accumulated in a Participant’s account which are not used to purchase stock due to the limitations in this Section 10, and not covered by Section 9(e), shall be returned to the Participant as soon as practicable after the end of the applicable Purchase Period, without interest (except to the extent required due to local legal requirements outside the United States).
11.    WITHDRAWAL.
(a)    Each Participant may withdraw from an Offering Period under this Plan pursuant to a method specified for such purpose by the Company. Such withdrawal may be elected at any time prior to the end of an Offering Period, or such other time period as specified by the Committee.
(b)    Upon withdrawal from this Plan, the accumulated Contributions shall be returned to the withdrawn Participant, without interest (except to the extent required due to local legal requirements outside the United States), and his or her interest in this Plan shall terminate. In the event a Participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by filing a new authorization for Contributions in the same manner as set forth in Section 6 above for initial participation in this Plan.
(c)    To the extent applicable, if the Fair Market Value on the first day of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value on the first day of any subsequent Offering Period, the Company will automatically enroll such participant in the subsequent Offering Period. Any funds accumulated in a Participant’s account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares on the Purchase Date immediately prior to the first day of such subsequent Offering Period, if any.
12.    TERMINATION OF EMPLOYMENT. Termination of a Participant’s employment for any reason, including retirement, death, disability, or the failure of a Participant to remain an eligible employee of the Company or of a Participating Corporation, immediately terminates his or her participation in this Plan (except as required due to local legal requirements outside the United States). In such event, accumulated Contributions credited to the Participant’s account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest (except to the extent required due to local legal requirements outside the United States). For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Corporation in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.
13.    RETURN OF CONTRIBUTIONS. In the event a Participant’s interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated by the Board, the Company shall deliver to the Participant all accumulated Contributions credited to such Participant’s account. No interest shall accrue on the Contributions of a Participant in this Plan (except to the extent required due to local legal requirements outside the United States).
14.    CAPITAL CHANGES. If the number and/or class of outstanding shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then the Committee shall adjust the number and/or class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 2 and 10 shall be proportionately adjusted, subject to any required action by the Board or the
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stockholders of the Company and in compliance with the applicable securities laws; provided that fractions of a share will not be issued.
15.    NONASSIGNABILITY. Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 below) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.
16.    USE OF PARTICIPANT FUNDS AND REPORTS. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be required to segregate Participant Contributions (except to the extent required due to local legal requirements outside the United States). Until shares are issued, Participants will only have the rights of an unsecured creditor unless otherwise required under local law. Each Participant shall receive, or have access to, promptly after the end of each Purchase Period a report of his or her account setting forth the total Contributions accumulated, the number of shares purchased, the per share price thereof and the remaining cash balance, if any, carried forward to the next Purchase Period or Offering Period, as the case may be.
17.    NOTICE OF DISPOSITION. Each U.S. taxpayer Participant shall notify the Company in writing if the Participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the “Notice Period”). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company’s transfer agent to notify the Company of any transfer of the shares. The obligation of the Participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.
18.    NO RIGHTS TO CONTINUED EMPLOYMENT. Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Participating Corporation, or restrict the right of the Company or any Participating Corporation to terminate such employee’s employment.
19.    EQUAL RIGHTS AND PRIVILEGES. All eligible employees granted an option under the Section 423 Component of this Plan shall have equal rights and privileges with respect to this Plan or within any separate offering under the Plan so that this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan which is inconsistent with Section 423 or any successor provision of the Code, without further act or amendment by the Company, the Committee or the Board, shall be reformed to comply with the requirements of Section 423. This Section 19 shall take precedence over all other provisions in this Plan.
20.    NOTICES. All notices or other communications by a Participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.
21.    TERM; STOCKHOLDER APPROVAL. This Plan will become effective on the Effective Date, subject to approval by the stockholders of the Company. This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares that are subject to such stockholder approval before becoming available under this Plan shall occur prior to stockholder approval of such shares and the Board or Committee may delay any Purchase Date and postpone the commencement of any Offering Period subsequent to such Purchase Date as deemed necessary or desirable to obtain such approval (provided that if a Purchase Date would occur more than six (6) months after commencement of the Offering Period to which it relates, then such Purchase Date shall not occur and instead such Offering Period shall terminate without the purchase of such shares and Participants in such Offering Period shall be refunded their Contributions without interest). This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by
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the Board at any time pursuant to Section 25 below), (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan, or (c) the tenth anniversary of the Effective Date.
22.    DESIGNATION OF BENEFICIARY.
(a)    If authorized by the Committee, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under this Plan in the event of such Participant’s death prior to a Purchase Date. Such form shall be valid only if it was filed with the Company at the prescribed location before the Participant’s death.
(b)    If authorized by the Company, such designation of beneficiary may be changed by the Participant at any time by written notice filed with the Company at the prescribed location before the Participant’s death. In the event of the death of a Participant and in the absence of a beneficiary validly designated under this Plan who is living at the time of such Participant’s death, the Company shall deliver such cash to the executor or administrator of the estate of the Participant or to the legal heirs of the Participant.
23.    CONDITIONS UPON ISSUANCE OF SHARES; LIMITATION ON SALE OF SHARES. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the U.S. Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, exchange control restrictions and/or securities law restrictions outside the United States, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Shares may be held in trust or subject to further restrictions as permitted by any subplan.
24.    APPLICABLE LAW. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.
25.    AMENDMENT OR TERMINATION. The Committee, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. Unless otherwise required by applicable law, if the Plan is terminated, the Committee, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Committee in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 14). If an Offering Period is terminated prior to its previously-scheduled expiration, all amounts then credited to Participants’ accounts for such Offering Period, which have not been used to purchase shares of Common Stock, shall be returned to those Participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable. Further, the Committee will be entitled to change the Purchase Periods and Offering Periods, limit the frequency and/or number of changes in the amount contributed during an Offering Period, establish the exchange ratio applicable to amounts contributed in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the administration of the Plan, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts contributed from the Participant’s base salary and other eligible compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable which are consistent with the Plan. Such actions will not require stockholder approval or the consent of any Participants. However, no amendment shall be made without approval of the stockholders of the Company (obtained in accordance with Section 21 above) within twelve (12) months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would: (a) increase the number of shares that may be issued under this Plan; or (b) change the designation of the employees (or class of employees) eligible for participation in this Plan, or stockholder approval of such amendment is otherwise required under Section 423 of the Code. In addition, in the event the Board or Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board or Committee may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequences including, but not limited to: (i) amending the definition of compensation, including with respect to an Offering Period underway at the time;
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(ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price; (iii) shortening any Offering Period by setting a Purchase Date, including an Offering Period underway at the time of the Committee’s action; (iv) reducing the maximum percentage of Compensation a participant may elect to set aside as Contributions; and (v) reducing the maximum number of shares a Participant may purchase during any Offering Period. Such modifications or amendments will not require approval of the stockholders of the Company or the consent of any Participants.
26.    CORPORATE TRANSACTIONS. In the event of a Corporate Transaction, the Offering Period for each outstanding right to purchase Common Stock will be shortened by setting a new Purchase Date and will end on the new Purchase Date. The new Purchase Date shall occur on or prior to the consummation of the Corporate Transaction, as determined by the Board or Committee, and the Plan shall terminate on the consummation of the Corporate Transaction.
27.    CODE SECTION 409A; TAX QUALIFICATION.
(a)    Options granted under the Plan generally are exempt from the application of Section 409A of the Code. However, options granted to U.S. taxpayers which are not intended to meet the Code Section 423 requirements are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. Subject to Subsection (b), options granted to U.S. taxpayers outside of the Code Section 423 requirements shall be subject to such terms and conditions that will permit such options to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares of Common Stock subject to an option be delivered within the short-term deferral period. Subject to Subsection (b), in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Committee determines that an option or the exercise, payment, settlement or deferral thereof is subject to Section 409A of the Code, the option shall be granted, exercised, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.
(b)    Although the Company may endeavor to (i) qualify an option for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Subsection (a). The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.
28.    DEFINITIONS.
(a)    “Affiliate” means any entity, other than a Subsidiary or Parent, (i) that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii)  in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.
(b)    “Board” shall mean the Board of Directors of the Company.
(c)    “Business Combination” means the business combination effected pursuant to the Business Combination Agreement.
(d)    “Business Combination Agreement” means the Agreement and Plan of Merger, by and among Khosla Ventures Acquisition Co. II, a Delaware corporation (“KVSB”), Lorelei Merger Sub, Inc. a Delaware corporation and a direct wholly-owned subsidiary of KVSB and the Company.
(e)    “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.
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(f)    “Committee” shall mean the Compensation Committee of the Board that consists exclusively of one or more members of the Board appointed by the Board.
(g)    “Common Stock” shall mean the Class A common stock of the Company.
(h)    “Company” shall mean Nextdoor Holdings, Inc.
(i)    “Contributions” means payroll deductions taken from a Participant's Compensation and used to purchase shares of Common Stock under the Plan and, to the extent payroll deductions are not permitted by applicable laws (as determined by the Committee in its sole discretion) contributions by other means, provided, however, that allowing such other contributions does not jeopardize the qualification of the Plan as an “employee stock purchase plan” under Section 423 of the Plan.
(j)    “Corporate Transaction” means the occurrence of any of the following events: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; or (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.
(k)    “Effective Date” shall mean the closing date of the Business Combination.
(l)    “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
(m)    “Fair Market Value” shall mean, as of any date, the value of a share of Common Stock determined as follows:
(1)    if such Common Stock is then quoted on the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (collectively, the “Nasdaq Market”), its closing price on the Nasdaq Market on the date of determination, or if there are no sales for such date, then the last preceding business day on which there were sales, as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable;
(2)    if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable;
(3)    if such Common Stock is publicly traded but is neither quoted on the Nasdaq Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable; or
(4)    if none of the foregoing is applicable, by the Board or the Committee in good faith.
(n)    “Non-Section 423 Component” means the part of the Plan which is not intended to meet the requirements set forth in Section 423 of the Code.
(o)    “Notice Period” shall mean within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased.
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(p)    “Offering Date” shall mean the first business day of each Offering Period.“Offering Period” shall mean a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Committee pursuant to Section 5(a).
(q)    “Parent” shall have the same meaning as “parent corporation” in Sections 424(e) and 424(f) of the Code.
(r)    “Participant” shall mean an eligible employee who meets the eligibility requirements set forth in Section 4 and who elects to participate in this Plan pursuant to Section 6(b).
(s)    “Participating Corporation” shall mean any Parent, Subsidiary or Affiliate that the Committee designates from time to time as eligible to participate in this Plan. For purposes of the Section 423 Component, only the Parent and Subsidiaries may be Participating Corporations, provided, however, that at any given time a Parent or Subsidiary that is a Participating Corporation under the Section 423 Component shall not be a Participating Corporation under the Non-Section 423 Component. The Committee may provide that any Participating Corporation shall only be eligible to participate in the Non-Section 423 Component.
(t)    “Plan” shall mean this Nextdoor Holdings, Inc. 2021 Employee Stock Purchase Plan, as may be amended from time to time.
(u)    “Purchase Date” shall mean the last business day of each Purchase Period.
(v)    “Purchase Period” shall mean a period during which Contributions may be made toward the purchase of Common Stock under the Plan, as determined by the Committee pursuant to Section 5.
(w)    “Purchase Price” shall mean the price at which Participants may purchase shares of Common Stock under the Plan, as determined pursuant to Section 8.
(x)    “Section 423 Component” means the part of the Plan, which excludes the Non-Section 423 Component, pursuant to which options to purchase shares of Common Stock under the Plan that satisfy the requirements for “employee stock purchase plans” set forth in Section 423 of the Code may be granted to eligible employees.
(y)    “Subsidiary” shall have the same meaning as “subsidiary corporation” in Sections 424(e) and 424(f) of the Code.
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ANNEX J
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of July 6, 2021, by and among Khosla Ventures SPAC Sponsor II LLC, a Delaware limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), Khosla Ventures Acquisition Co. II, a Delaware corporation (“Acquiror”), and Nextdoor, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 1,226,605 shares of Acquiror Class A Common Stock, 5,000,000 shares of Acquiror Class B Common Stock and 5,000,000 shares of Acquiror Class K Common Stock in the aggregate as set forth on Schedule I attached hereto;
WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Lorelei Merger Sub Inc., a Delaware corporation (“Merger Sub”) and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing on as the surviving corporation and a wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein;
WHEREAS, (i) immediately following the Merger, all outstanding shares of Acquiror Class B Common Stock, all of which are held by the Sponsors, will be converted pursuant to the terms of Acquiror’s certificate of incorporation into shares of Acquiror Class A Common Stock (which shares, following the effectiveness of the Acquiror Post-Merger Charter, shall be shares of Acquiror Post-Merger Class A Common Stock) and (ii) it is proposed that following the Merger (A) all outstanding shares of Acquiror Class K Common Stock, all of which are held by the Sponsors, shall be reclassified into shares of Acquiror Post-Merger Class B Common Stock pursuant to the Acquiror Post-Merger Charter, (B) the shares of Acquiror Post- Merger Class A Common Stock referred to in clause (i) of this recital (the “Sponsor Exchange Shares”) and (C) the Private Placement Shares (as defined below) shall be exchanged by the Sponsors for shares of Acquiror Post-Merger Class B Common Stock pursuant to the terms of this Sponsor Agreement (collectively, the “Sponsor Share Conversion”);
WHEREAS, the Sponsor Share Conversion is intended to qualify as a “reorganization” pursuant to Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g)l and
WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS
Section 1.1 Binding Effect of Merger Agreement. Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) to the same extent as such provisions apply to Acquiror as if such Sponsor was an original signatory to the Merger Agreement with respect to such provisions.
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Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of Acquiror, each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of Acquiror Common Stock owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Acquiror Common Stock owned by such Sponsor or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) and (ii).
Section 1.3 New Shares. In the event that (a) any shares of Acquiror Common Stock or other equity securities of Acquiror are issued to a Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Acquiror Common Stock of, on or affecting the shares of Acquiror Common Stock owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock or other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror after the date of this Sponsor Agreement (such shares of Acquiror Common Stock or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the shares of Acquiror Common Stock owned by such Sponsor as of the date hereof.
Section 1.4 Closing Date Deliverables. On the Closing Date, Sponsor Holdco and the KVSB Holders (as defined below) shall deliver to Acquiror and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among Acquiror, Sponsor Holdco, the KVSB Holders (as defined therein) and the Target Holders (as defined therein), in substantially the form attached as Exhibit C to the Merger Agreement.
Section 1.5 Exchange of Certain Shares of Acquiror Stock. On the Closing Date, subject to the terms and conditions herein set forth, Acquiror and the Sponsors hereby agree that, immediately following the effectiveness of the Acquiror Post-Merger Charter, the Sponsors shall exchange all of (a) the Sponsor Exchange Shares for an aggregate of 7,347,249 shares and (b) the shares of Acquiror Class A Common Stock acquired pursuant to that certain Private Placement Shares Purchase Agreement, dated March 23, 2021, between Acquiror and Sponsor Holdco (the “Private Placement Shares”) for an aggregate of 1,132,688 shares of Acquiror Post-Merger Class B Common Stock to be issued by Acquiror to Sponsors. On or before the Closing, the Sponsors shall cause to be surrendered to Acquiror any certificates representing the Sponsor Exchange Shares, duly endorsed for transfer or accompanied by a duly executed stock transfer instrument reasonably acceptable to the parties hereto. Acquiror shall, as soon as practicable following the Closing, issue to the Sponsors stock certificates representing the shares of Acquiror Post-Merger Class B Common Stock issued in exchange for the Sponsor Exchange Shares (or, if such shares are uncertificated, record an appropriate book entry for such shares).
Section 1.6 Sponsor Agreements.
(a) At any meeting of the stockholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its shares of Acquiror Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its shares of Acquiror Common Stock:
(i) in favor of each Transaction Proposal;
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(ii) in any other circumstances upon which a consent or other approval is required under the certificate of incorporation of Acquiror, as amended from time to time, or otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all shares of Acquiror Common Stock held at such time in favor thereof, including any Anti-Dilution Waiver;
(iii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);
(iv) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror;
(v) against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals); and
(vi) against any and all other proposals that could reasonably be expected to (A) delay or impair the ability of Acquiror or Merger Sub to consummate the Transactions or (B) except as contemplated by the Merger Agreement and Transaction Proposals, change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror.
Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.
(b) Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain (i) Letter Agreement, dated as of March 23, 2021, by and among the Sponsors and Acquiror (the “Voting Letter Agreement”), including the obligations of the Sponsors pursuant to Section 1 therein to not redeem any shares of Acquiror Common Stock owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement and (ii) Forward Purchase Agreement entered into as of March 23, 2021 between Acquiror and Sponsor Holdco (the “Forward Purchase Agreement”). Each Sponsor and Acquiror agrees not to amend, modify, waive, or terminate, or assign any of its rights, interests or obligations under, such agreements without the prior written consent of the Company.
(c) During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Article X thereof, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Voting Letter Agreement.
Section 1.7 Further Assurances. Each Sponsor shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), in each case as reasonably mutually requested by Acquiror and the Company, to effect the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein.
Section 1.8 No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would in any material respect restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.
Section 1.9 Lock-Up Agreement. Each Sponsor will deliver to Acquiror, substantially simultaneously with the Effective Time, a duly executed copy of the Lock-Up Agreement, in the form attached as Exhibit A.
Section 1.10 Sponsor Share Conversion. Sponsor Holdco and each Sponsor hereby (but subject to the consummation of the Merger): (i) waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Certificate of Incorporation of Acquiror (as may be amended from
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time to time, the “Certificate of Incorporation”), the provisions of Section 4.3(b) of the Certificate of Incorporation to have the Acquiror Class B Common Stock convert to Acquiror Class A Common Stock at a ratio of greater than 1.4694498 shares of Acquiror Class A Common Stock to be issued for each share of Acquiror Class B Common Stock converted and (ii) acknowledges and agrees (for itself, for its successors, heirs and assigns) that the Certificate of Incorporation that will be filed and in effect immediately after the Effective Time will provide that all shares of Acquiror Class K Common Stock will be reclassified into an aggregate of 3,061,354 shares of Acquiror Post-Merger Class B Common Stock effective upon the filing of such Certificate of Incorporation. As a result of the foregoing (i) all shares of Acquiror Class B Common Stock would in connection with the Closing convert to an aggregate of 7,347,249 shares of Acquiror Class A Common Stock, which shares would then be exchanged pursuant to Section 1.5 for the same number of shares of Acquiror Post-Merger Class B Common Stock and (ii) all shares of Acquiror Class K Common Stock would in connection with the Closing be reclassified into an aggregate of 3,061,354 shares of Acquiror Post-Merger Class B Common Stock, and (iii) following each of (i) and (ii), the Sponsors would hold an aggregate of 10,408,603 shares of Acquiror Post-Merger Class B Common Stock. The foregoing shall be applicable only in connection with the transactions contemplated by the Merger Agreement and this Agreement (and any shares of Acquiror Class A Common Stock or equity-linked securities issued in connection with the transactions contemplated by the Merger Agreement and this Agreement) and shall be void and of no force and effect if the Merger Agreement shall be terminated for any reason.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:
(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.
(b) Ownership. Such Sponsor is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of such Sponsor’s shares of Acquiror Common Stock, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock (other than transfer restrictions under the Securities Act)) affecting any such shares of Acquiror Common Stock, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Acquiror Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s shares of Acquiror Common Stock are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Sponsor Agreement, and none of such Sponsor’s shares of Acquiror Common Stock are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock, except as provided hereunder, under the Voting Letter Agreement. Other than pursuant to the Forward Purchase Agreement and for shares of Acquiror Class B Common Stock and shares of Acquiror Class K Common Stock, as applicable, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.
Annex J-iv

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s shares of Acquiror Common Stock), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.
(d) Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.
(e) Brokerage Fees. Except for the deferred underwriting commissions and other fees being held in the Trust Account and for fees payable pursuant to the letter agreement with Evercore Group L.L.C. and Morgan Stanley & Co. LLC dated June 11, 2021 in connection with the PIPE Investment, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates may become liable.
(f) Affiliate Agreements. Except as set forth on Schedule II attached hereto, neither such Sponsor nor any anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.
(g) Acknowledgment. Such Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of Acquiror and (c) the written agreement of the Sponsor, Acquiror and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any willful breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.
Section 3.2 Miscellaneous. Sections 11.7 (Governing Law), 11.13 (Severability) 11.14 (Jurisdiction; Waiver of Jury Trial), and 11.15 (Enforcement) of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.
Section 3.3 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.
Section 3.4 Amendment; Waiver. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Sponsor Holdco and the Company.
Annex J-v

Section 3.5 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

Khosla Ventures Acquisition Co.
2128 Sand Hill Rd. Menlo Park, CA 94025
Attention:	Samir Kaul
Peter Buckland
Email:	sk@khoslaventures.com
pb@khoslaventures.com

with a copy to (which will not constitute notice): Latham & Watkins LLP
505 Montgomery Street Suite 2000 San Francisco, California 94111
Attention:	Jim Morrone
Luke J. Bergstrom
Andrew Tremble
Email:	jim.morrone@lw.com
luke.bergstrom@lw.com
andrew.tremble@lw.com

If to the Company:

Nextdoor, Inc.
420 Taylor Street
San Francisco, California 94102
Attention:	John Orta
Sophia Contreras Schwartz
Email:	jorta@nextdoor.com
sophia@nextdoor.com

with a copy to (which shall not constitute notice): Fenwick & West LLP

Fenwick & West LLP
801 California Street
Mountain View, California 94041
Attention:	Cynthia Clarfield Hess
Ethan Skerry
Email:	chess@fenwick.com
eskerry@fenwick.com
Annex J-vi

If to a Sponsor:
To such Sponsor’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Latham & Watkins LLP
505 Montgomery Street
Suite 2000
San Francisco, California 94111
Attention:	Jim Morrone
Luke J. Bergstrom
Andrew Tremble
Email:	jim.morrone@lw.com
luke.bergstrom@lw.com
andrew.tremble@lw.com
Notwithstanding the foregoing, in the event notice is delivered pursuant to this Section 3.5 by a means other than email, such party shall email such notice within one (1) Business Day of delivery of such notice by such other means.
Section 3.6 Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.7 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
Section 3.8 Tax Treatment. Each of the Company and the Sponsor shall treat the Sponsor Share Conversion as a “reorganization” pursuant to Section 368(a)(1)(E) of the Code and shall file their tax returns consistent with the foregoing (including attaching the statement described in Treasury Regulation Section 1.368-3(a) on or with the U.S. federal income tax return of the Company), and none of the Parties hereto shall take any action, or fail to take any action, inconsistent with the foregoing unless otherwise required by a “determination” within the meaning of Section 1313(a)(1) of the Code.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]
Annex J-vii

IN WITNESS WHEREOF, the Sponsors, Acquiror and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:

KHOSLA VENTURES SPAC SPONSOR II LLC

By:	/s/ Samir Kaul
Name: Samir Kaul
Title: President and Chief Executive Officer
[Signature Page to Sponsor Support Agreement]

/s/ Vinod Khosla
Name: Vinod Khosla

/s/ Samir Kaul
Name: Samir Kaul

/s/ Peter Buckland
Name: Peter Buckland

/s/ Anita Sands
Name: Anita Sands

/s/ Enrico Gaglioti
Name: Enrico Gaglioti

/s/ Dmitri Shklovsky
Name: Dmitri Shklovsky
[Signature Page to Sponsor Support Agreement]

ACQUIROR:

KHOSLA VENTURES ACQUISITION CO. II

By:	/s/ Peter Buckland
Name: Peter Buckland
Title: Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary

COMPANY:

NEXTDOOR INC

By:	/s/ Sarah Friar
Name: Sarah Friar
Title: Chief Executive Officer
[Signature Page to Sponsor Support Agreement]

Schedule I
Sponsor Acquiror Common Stock

Sponsor	Acquiror Class A Common Stock		Acquiror Class B Common Stock		Acquiror Class K Common Stock
Khosla Ventures SPAC Sponsor II LLC	1,226,605		4,880,000		5,000,000

c/o Khosla Ventures Acquisition Co. 2128 Sand Hill Rd. Menlo Park, CA 94025

Vinod Khosla	—	(1)	—	(1)	—	(1)

c/o Khosla Ventures Acquisition Co. 2128 Sand Hill Rd. Menlo Park, CA 94025

Samir Kaul	—	(1)	—	(1)	—	(1)

c/o Khosla Ventures Acquisition Co. 2128 Sand Hill Rd. Menlo Park, CA 94025

Peter Buckland	—		—		—

c/o Khosla Ventures Acquisition Co. 2128 Sand Hill Rd. Menlo Park, CA 94025

Anita Sands	—		40,000		—

c/o Khosla Ventures Acquisition Co. 2128 Sand Hill Rd. Menlo Park, CA 94025

Enrico Gaglioti	—		40,000		—

c/o Khosla Ventures Acquisition Co. 2128 Sand Hill Rd. Menlo Park, CA 94025

Dmitri Shklovsky	—		40,000		—

c/o Khosla Ventures Acquisition Co. 2128 Sand Hill Rd. Menlo Park, CA 94025
___________________
(1)Messrs. Khosla and Kaul may be deemed to beneficially own securities held by Khosla Ventures SPAC Sponsor II LLC by virtue of their shared control over Khosla Ventures SPAC Sponsor II LLC. Each of Messrs. Khosla and Kaul disclaims beneficial ownership of securities held by Khosla Ventures SPAC Sponsor II LLC.
[Schedule I to Sponsor Support Agreement]

Schedule II
Affiliate Agreements
1.Registration Rights Agreement, dated March 23, 2021, between Acquiror, Sponsor Holdco and certain other security holders named therein.
2.Letter Agreement, dated March 23, 2021, between Acquiror and the Sponsors.
3.Private Placement Shares Purchase Agreement, dated March 23, 2021, between Acquiror and Sponsor Holdco.
4.Forward Purchase Agreement, dated March 23, 2021, between Acquiror and Sponsor Holdco.
5.Indemnity Agreement, dated March 23, 2021, between Acquiror and Peter Buckland.
6.Indemnity Agreement, dated March 23, 2021, between Acquiror and Dmitri Shklovsky.
7.Indemnity Agreement, dated March 23, 2021, between Acquiror and Samir Kaul.
8.Indemnity Agreement, dated March 23, 2021, between Acquiror and Anita Sands.
9.Indemnity Agreement, dated March 23, 2021, between Acquiror and Enrico Gaglioti.
10.Subscription Agreement, dated January 22, 2021, between Acquiror and an affiliate of certain of the Sponsors
[Schedule II to Sponsor Support Agreement]

Exhibit A
Lock-Up Agreement

ANNEX K
FORM OF LOCK-UP AGREEMENT
THIS LOCK-UP AGREEMENT (this “Lock-Up Agreement”) is made and entered into as of [     ], 2021 by and between (a) Nextdoor Holdings, Inc., a Delaware corporation (formerly known as Khosla Ventures Acquisition Co. II, a Delaware corporation (the “Acquiror”)) (the “Company”), and (b) the person or entity identified under the heading “Holder” on the signature page hereto (“Holder”). Capitalized terms used but not otherwise defined in this Agreement will have the meanings ascribed to such terms in the Agreement and Plan of Merger, dated as of July 6, 2021, by and among Acquiror, Lorelei Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror and Company (as it may be amended or supplemented from time to time, the “Merger Agreement”).
WHEREAS, in connection with the Merger Agreement, and in view of the valuable consideration to be received by the parties thereunder, the parties desire to enter into this Agreement, pursuant to which (i) any shares of Acquiror Class A Common Stock held by the Holder prior to the Effective Time, excluding, for the avoidance of doubt, any shares of Acquiror Post-Merger Class A Common Stock (“Class A Common”) or other securities acquired as part of the PIPE Investment or pursuant to the Forward Purchase Agreement, (ii) any shares of Class A Common held by the Holder that were issued upon the reclassification, exchange and/or conversion of Acquiror Class B Common Stock and/or Acquiror Class K Common Stock into Class A Common and/or Acquiror Post-Merger Class B Common Stock (“Class B Common”) in connection with the Closing and (iii) any Sponsor Exchange Shares (as defined in the Sponsor Support Agreement) to be issued to the Sponsor pursuant to the Sponsor Support Agreement (collectively, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.
NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:
1. Lock-Up Provisions.
(a) The Holder hereby agrees not to, during the period commencing from the Closing and through [               ] (the “Lock-Up Period”): (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (the “SEC”) promulgated thereunder, with respect to any Restricted Securities or (ii) enter into any swap or hedging or other arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward or any other derivative transaction or instrument, however described or defined, or other transaction) which is designed or intended to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Securities, or that transfers to another, in whole or in part, any of the economic consequences of ownership of any Restricted Securities, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the Holder, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of such securities, in cash or otherwise; or (iii) otherwise publicly announce any intention to engage in any of the following (any of the foregoing described in clauses (i) through (iii), a “Prohibited Transfer”); provided, for the avoidance of doubt, that nothing in this Agreement shall restrict any Holder’s right to cause the Company to file and cause to become effective a registration statement with the SEC naming such Holder as a selling securityholder (and to make any required disclosures on Schedule 13D in respect thereof) pursuant to the Registration Rights Agreement. Notwithstanding the foregoing, the Lock-Up Period and restrictions set forth in this Section 1 shall not apply:
(A) to transactions relating to shares of Class A Common or other securities acquired in open market transactions after the Closing; provided that such transfers are not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made in connection with subsequent sales of Class A Common or other securities acquired in such open market transactions (other than Form 13F filings filed with the SEC);
Annex K-i

(B) to transfers of Restricted Securities as a bona fide gift, or to a charitable organization or educational institution in a transaction not involving a disposition for value that is approved by the Board of Directors of the Company;
(C) to transfers or dispositions of Restricted Securities or other securities to any member of the immediate family of the Holder or any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder in a transaction not involving a disposition for value;
(D) to transfers or dispositions of Restricted Securities to any corporation, partnership, limited liability company, investment fund or other entity all of the beneficial ownership interests of which are held, controlled or managed by the Holder or the immediate family of the Holder in a transaction not involving a disposition for value;
(E) to transfers or dispositions of Restricted Securities (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Holder upon the death of the Holder, or (y) by operation of law pursuant to orders of a court or regulatory agency, a domestic order or negotiated divorce settlement;
(F) if the Holder is an entity, to (x) transfers or dispositions of Restricted Securities to another corporation, member, partnership, limited liability company, trust or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the Holder, or to an investment fund or other entity that controls or manages, or is under common control with, the Holder, or (y) distributions of Restricted Securities to partners, members, stockholders, beneficiaries or other equity holders of the Holder or to an investment fund or other entity that controls or manages, or is under common control with, the Holder;
(G) by virtue of the laws of the State of Delaware or of the Sponsor’s limited partnership agreements or applicable organizational documents upon liquidation or dissolution of the Sponsor; provided that in the case of any transfer, disposition or distribution pursuant to clauses (B), (C), (D), (E), (F) or (G), (i) each transferee, donee or distributee shall sign and deliver to the Company an agreement substantially in the form of this Agreement applicable to such holder, and (ii) such transfer, disposition or distribution is not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made during the Lock-Up Period (other than (1) Schedule 13 filings filed with the SEC, (2) in the case of a transfer or other disposition pursuant to clause (E) above, any Form 4 or Form 5 required to be filed under the Exchange Act if the Holder is subject to Section 16 reporting with respect to the Company under the Exchange Act and indicating by footnote disclosure or otherwise the nature of the transfer or disposition, and (3) any required filings on Form 13F, or Schedule 13G under the Exchange Act);
(H) to transfers or dispositions of Restricted Securities to the Company pursuant to any contractual arrangement in effect on the date of this Agreement that provides for the repurchase of the Restricted Securities by the Company, provided that such transfers or dispositions are not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made during the Lock-Up Period in connection with any such transfers or dispositions (other than (1) Form 13F filings filed with the SEC, and (2) any Form 4 or Form 5 required to be filed under the Exchange Act if the Holder is subject to Section 16 reporting with respect to the Company under the Exchange Act and indicating by footnote disclosure or otherwise the nature of the transfer or disposition);
(I) to transfers or dispositions of Restricted Securities in connection with the conversion of any convertible security into, or the exercise of any option or warrant for, shares of Class A Common; provided that (i) any such shares of Class A Common received by the Holder shall be subject to the terms of this Agreement and (ii) such transfers or dispositions are not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made during the Lock-Up Period (other than Form 13F and Schedule 13 filings filed with the SEC);
(J) to transfers or dispositions of Restricted Securities to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (A) through (I) above;
Annex K-ii

(K) to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A Common, provided that (i) such plan does not provide for the transfer of Class A Common during the Lock-Up Period and (ii) no filing under the Exchange Act or other public announcement shall be required or shall be voluntarily made during the Lock-Up Period;
(L) to transfers or dispositions of Class A Common or such other securities pursuant to a bona fide tender offer for shares of the Company’s capital stock, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a Change of Control (as defined below) of the Company (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the Holder may agree to transfer, sell, tender or otherwise dispose of shares of Class A Common or other securities in connection with such transaction) that has been approved by the Board of Directors of the Company; provided that, in the event that such Change of Control transaction is not consummated, this clause (L) shall not be applicable and the Holder’s shares and other securities shall remain subject to the restrictions contained in this Agreement;
(M) any reclassification, exchange and/or conversion of Acquiror Class B Common Stock and Acquiror Class K Common Stock into Acquiror Class A Common and/or Class B Common in connection with the Closing; or
(N) any conversion of Class B Common to Class A Common in accordance with the Company’s Certificate of Incorporation, provided that the shares of Class A Common shall remain subject to the restrictions contained in this Agreement.
The Holder further agrees to execute such agreements as may be reasonably requested by the Company that are consistent with the foregoing or that are necessary to give further effect thereto.
For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin, and “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transactions or a series of related transactions following the Closing Date, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold at least 50% of the outstanding voting securities of the Company (or the surviving entity), provided that, for the avoidance of doubt, the Business Combination shall not constitute a Change of Control.
(b) If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, the Company may impose stop-transfer instructions with respect to the Restricted Securities (and permitted transferees and assigns thereof) until the end of the Lock-Up Period.
(c) During the Lock-Up Period, each certificate or book-entry position evidencing any Restricted Securities shall be marked with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND BETWEEN THE ISSUER OF SUCH SECURITIES AND THE REGISTERED HOLDER OF THE SHARES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
(d) For the avoidance of doubt, the Holder shall retain all of its rights as a stockholder of the Company with respect to the Restricted Securities during the Lock-Up Period, including the right to vote any Restricted Securities that are entitled to vote. The Company agrees to (i) instruct its transfer agent to remove the legend in clause (c) immediately above upon the expiration of the Lock-Up Period and (ii) if requested by the transfer agent, cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i).
Annex K-iii

(e) In the event that a release is granted to any Major Holder (as defined below), other than the Holder, relating to the lock-up restrictions set forth above or in any other lock-up agreement entered into on or about the date hereof by such Major Holder for shares of Class A Common or Class B Common, the same percentage of shares of the Class A Common or Class B Common held by the Holder (the “Pro-rata Release”) shall be immediately and fully released on the same terms from any remaining lock-up restrictions set forth herein; provided, however, that such Pro-rata Release shall not be applied in the event of releases granted from such lockup restrictions (i) to any individual party or parties (other than shareholders subject to Section 16 reporting with respect to the Company under the Exchange Act) to sell or otherwise transfer or dispose of shares of Class A Common or other securities in an amount having a fair market value up to an aggregate of $7,500,000 (whether in one of multiple releases) or (ii) in the case of any underwritten public offering of the Company’s Class A Common Stock. In the event that any percentage of such Class A Common released from the lock-up restrictions are subject to any restrictions of the type set forth in clause (i) or (ii) of Section 1(a) of this Agreement, the same restrictions shall be applicable to the release of the same percentage of Class A Common held by the Holder. In the event that the Holder is released from any of its obligations under this Agreement or, by virtue of this Agreement, becomes entitled to offer, pledge, sell, contract to sell, or otherwise dispose of any Restricted Securities prior to the expiration of the Lock-Up Period, the Company shall use its commercially reasonable efforts to provide notification of such to the Holder within three business days thereof; provided that the failure to provide such notice shall not give rise to any claim or liability against the Company. For purposes of this Agreement, each of the following persons is a “Major Holder”: each officer and director of the Company and each record or beneficial owner, as of the date hereof, of more than 2% of the outstanding shares of securities of the Company (for purposes of determining record or beneficial ownership of a stockholder, all shares of securities held by investment funds affiliated with such stockholder shall be aggregated).
(f) The provisions in this Section 1 shall supersede any lock-up agreement previously entered into between Acquiror and the undersigned Holder, which shall be deemed terminated and of no further force and effect (with respect to any agreement, only to the extent thereof). Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to modify or supersede any terms or provisions of the Sponsor Vesting Agreement and any transfer restrictions contained herein shall supplement, and shall not limit, the transfer restrictions set forth in the Sponsor Vesting Agreement.
2. Miscellaneous.
(a) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any of the parties, in whole or in part (including by operation of law), without the prior written consent of the other parties hereto, which any such party may withhold in its absolute discretion.
(b) No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing in this Agreement expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights under this Agreement.
(c) Governing Law; Jurisdiction.
(A) This Agreement and all disputes, claims or controversies relating to, arising out of, or in connection with this Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to contracts executed in and to be performed in the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
(B) Each party irrevocably agrees that any Action arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Court of Chancery of the State of Delaware (or, solely if such courts decline jurisdiction, in any federal court located in the State of Delaware), and each party hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for
Annex K-iv

itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each party agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each party further agrees that notice as provided herein shall constitute sufficient service of process and each party further waives any argument that such service is insufficient. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (1) the Action in any such court is brought in an inconvenient forum, (2) the venue of such Action is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party agrees that a final, non-appealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.
(d) WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 2(D).
(e) Interpretation. The headings, titles and subtitles set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except when the context requires otherwise, any reference in this Agreement to any Section or clause shall be to the Sections and clauses of this Agreement. The words “herein,” “hereto,” “hereof” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement. The term “or” means “and/or”. The words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation”. Reference to any person includes such person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a person in a particular capacity excludes such person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder, all as in effect on the date of this Agreement. Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires.
(f) No Presumption Against Drafting Party. Each of the parties acknowledges that it has participated jointly in the negotiation and drafting of this Agreement and has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Annex K-v

(g) Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or electronic mail or postage prepaid mail (registered or certified) or nationally recognized overnight courier service and shall be deemed given when so delivered by hand or electronic mail, or if mailed, three (3) days after mailing (one Business Day in the case of overnight courier service), as follows:

If to the Company, to:

Nextdoor, Inc.
420 Taylor Street
San Francisco, California 94120
Attention:	John Orta
Sophia Contreras Schwartz
Email:	jorta@nextdoor.com
sophia@nextdoor.com

with a copy (which shall not constitute notice) to

Fenwick & West LLP
801 California Street
Mountain View, California 94041
Attention:	Cynthia Clarfield Hess
Ethan Skerry
Ran Ben-Tzur
Katherine Duncan
E-mail:	chess@fenwick.com
eskerry@fenwick.com
rbentzur@fenwick.com
kduncan@fenwick.com

If to the Holder, to the address set forth on the Holder’s signature page hereto.
Annex K-vi

Notices or other communications to any other Holder that becomes a party hereto pursuant to Section 1 shall be delivered to the address set forth in the applicable joinder agreement or other instrument executed by such Holder and binding such Holder to the terms of this Agreement.
(h) Amendments and Waivers. Only upon the approval by a majority of the members of the Board of Directors of the Company then in office that qualify as “independent” for purposes of audit committee membership under Section 10A-3 under the Exchange Act (the “Representatives”), compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived by the Company, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects the Holder, solely in its capacity as a holder of Restricted Securities, shall require the consent of the Holder. No provision of this Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is to be effective. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
(i) Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
(j) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by a Holder and to enforce specifically the terms and provisions hereof.
(k) Entire Agreement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any documents related thereto or referred to therein. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company or any of the obligations of the Holder under any other agreement between the Holder and the Company or any certificate or instrument executed by the Holder in favor of the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or any of the obligations of the Holder under this Agreement.
(l) Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
(m) Execution of Agreement. This Agreement may be executed in one (1) or more counterparts, all of which shall be considered one (1) and the same agreement, and shall become effective when one (1) or more such counterparts have been signed by each of the parties and delivered to the other party. Facsimile or electronic mail transmission of counterpart signatures to this Agreement shall be acceptable and binding.
[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

NEXTDOOR HOLDINGS, INC.

By:
Name:
Title:
[Signature Page to Lock-Up Agreement]

HOLDER:

By:
Name:
Title:

Address for Notice:
[Signature Page to Lock-Up Agreement]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of directors and officers.
Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.
“Section 145. Indemnification of officers, directors, employees and agents; insurance.
(a)A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b)A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c)(1)    To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of these paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence).
(2)   The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.
(d)Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
(e)Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f)The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.
(g)A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.
(h)For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
(i)For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
(j)The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(k)The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Article VII of New Nextdoor’s certificate of incorporation will provide:
“To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.”
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.
Item 21. Exhibits and Financial Statements Schedules.
(a) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 6, 2021, by and among the Registrant, Lorelei Merger Sub Inc., Nextdoor, Inc., (included as Annex A to the proxy statement/prospectus), as amended

3.1	Amended and Restated Certificate of Incorporation of the Registrant (included as Annex B to the proxy statement/prospectus)

3.2	Form of Certificate of Incorporation of Nextdoor Holdings, Inc., to become effective upon the Business Combination (included as Annex C to the proxy statement/prospectus)

3.3	Form of Bylaws of Nextdoor Holdings, Inc., to become effective upon Business Combination (included as Annex D to the proxy statement/prospectus)

4.1** (1)	Specimen Class A Common Stock Certificate of the Registrant

4.2**	Specimen Common Stock Certificate of Nextdoor Holdings, Inc.

5.1**	Opinion of Latham & Watkins LLP

8.1**	Tax Opinion of Fenwick & West LLP

10.1
Sponsor Support Agreement, dated as of July 6, 2021, by and among the Registrant, Khosla Ventures SPAC Sponsor II LLC and the other parties thereto (included as Annex J to the proxy statement/prospectus)

10.2	Stockholder Support Agreement, dated as of July 6, 2021, by and among the Registrant, the Persons set forth on Schedule I thereto, Nextdoor, Inc. (included as Annex G to proxy statement/prospectus)

10.3	Form of Subscription Agreement, by and between the Registrant and the undersigned subscriber party thereto (included as Annex E to the proxy statement/prospectus)

10.4	Form of Amended and Restated Registration Rights Agreement, by and among Nextdoor Holdings, Inc. and the other parties thereto (included as Annex F to the proxy statement/prospectus)

10.5	Form of KVSB Equityholders Lock-Up Agreement (included as Annex K to the proxy statement/prospectus)

10.6**(2)	Letter Agreement, dated as of March 23, 2021, by and among the Registrant, Khosla Ventures SPAC Sponsor II LLC and the other parties thereto

10.7**(3)	Investment Management Trust Agreement, dated as of March 23, 2021, by and between the Registrant and Continental Stock Transfer & Trust Company, as trustee

10.8**(4)	Private Placement Shares Purchase Agreement, dated as of March 23, 2021, by and between the Registrant and Khosla Ventures SPAC Sponsor LLC

10.9**(5)	Indemnity Agreement, dated as of March 23, 2021, by and between the Registrant and Samir Kaul

10.10**(6)	Indemnity Agreement, dated as of March 23, 2021, by and between the Registrant and Dmitri Shklovsky

10.11**(7)	Indemnity Agreement, dated as of March 23, 2021, by and between the Registrant and Anita Sands

10.12**(8)	Indemnity Agreement, dated as of March 23, 2021, by and between the Registrant and Enrico Galgioti

10.13**(9)	Indemnity Agreement, dated as of March 23, 2021, by and between the Registrant and Peter Buckland

10.14	Nextdoor Holdings, Inc. Equity Incentive Plan (included as Annex H to the proxy statement/prospectus)

10.15**	Form of Stock Option Agreement under Nextdoor Holdings, Inc. Equity Incentive Plan

10.16**	Form of Restricted Stock Unit Award Agreement under Nextdoor Holdings, Inc. Equity Incentive Plan

10.17	Nextdoor Holdings, Inc. 2021 Employee Stock Purchase Plan (included as Annex I to the proxy statement/prospectus)

10.18**	Executive Offer Letter of Sarah Friar

10.19**	Executive Offer Letter of Michael Doyle

10.20**	Executive Offer Letter of Heidi Andersen

10.21**	Executive Offer Letter of John Orta

10.22**	2019 Incentive Compensation Plan of Heidi Andersen

10.23**	Form of Change in Control and Severance Agreement

10.24**	2008 Equity Incentive Plan of Nextdoor, Inc.

10.25**	2018 Equity Incentive Plan of Nextdoor, Inc.

10.26**	Form of Early Exercise Stock Option Grant under the 2008 Equity Incentive Plan of Nextdoor, Inc.

10.27**	Form of Stock Option Grant under the 2008 Equity Incentive Plan of Nextdoor, Inc.

10.28**	Form of Early Exercise Stock Option Grant under the 2018 Equity Incentive Plan of Nextdoor, Inc.

10.29**	Form of Stock Option Grant under the 2018 Equity Incentive Plan of Nextdoor, Inc.

16.1**(10)	Letter dated August 12, 2021 from Marcum LLP

23.1	Consent of Ernst & Young LLP, independent registered accounting firm for Nextdoor, Inc.

23.2	Consent of BDO USA, LLP, independent registered accounting firm for Registrant

23.3**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.4**	Consent of Fenwick & West LLP (included in Exhibit 8.1)

24.1**	Power of Attorney (included on signature page to the initial filing of the Registration Statement)

99.1	Form of Proxy Card for Special Meeting

99.2**	Consent of Sarah Friar to be named as a director

99.3**	Consent of John Hope Bryant to be named as a director

99.4**	Consent of J. William Gurley to be named as a director

99.5**	Consent of Leslie Kilgore to be named as a director

99.6**	Consent of Mary Meeker to be named as a director

99.7**	Consent of Jason Pressman to be named as a director

99.8**	Consent of David Sze to be named as a director

99.9**	Consent of Nirav Tolia to be named as a director

99.10**	Consent of Chris Varelas to be named as a director

99.11**	Consent of Andrea Wishom to be named as a director

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
__________________

*	To be filed by amendment.
**	Previously filed.
+	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)	Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Registration Statement on Form S-1 filed by the Registrant on March 15, 2021.
(2)	Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Registrant on March 30, 2021.
(3)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on March 30, 2021.
(4)	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on March 30, 2021.
(5)	Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Registrant on March 30, 2021.
(6)	Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Registrant on March 30, 2021.
(7)	Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Registrant on March 30, 2021.
(8)	Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Registrant on March 30, 2021.

(9)	Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Registrant on March 30, 2021
(10)	Incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed by the Registrant on August 12, 2021
Item 22. Undertakings.
1.The undersigned Registrant hereby undertakes:
(a)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and
(b)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
(c)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)(That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
2.Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
3.The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
4.The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
5.The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.
6.The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Menlo Park, California, on the 18th day of October, 2021.

KHOSLA VENTURES ACQUISITION CO. II

By:	/s/ Peter Buckland
Name:	Peter Buckland
Title:	Chief Financial Officer

Signature	Title	Date

/s/ Samir Kaul	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 18, 2021
Samir Kaul

/s/ Peter Buckland	Chief Financial Officer (Principal Financial and Accounting Officer)	October 18, 2021
Peter Buckland

*	Director
Dmitry Shlovsky

*	Director
Anita Sands

*	Director
Enrico Gaglioti

*By: /s/ Peter Buckland	Attorney-in-fact	October 18, 2021
Peter Buckland